Form 20-F
period 2020-12-31
Dada Nexus Ltd
filed 2021-03-31
CIK 1793862

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from to

Commission file number: 001-39305

Dada Nexus Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

22/F, Oriental Fisherman’s Wharf

No. 1088 Yangshupu Road

Yangpu District, Shanghai 200082

People’s Republic of China

+86 21 3165-7167
(Address of principal executive offices)

Beck Zhaoming Chen, Chief Financial Officer
Telephone: +86 21 3165-7167
Email: ir@imdada.cn

22/F, Oriental Fisherman’s Wharf

No. 1088 Yangshupu Road

Yangpu District, Shanghai 200082

People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (each ADS represents four of our ordinary shares, par value US$0.0001 per share)	DADA	Nasdaq Global Select Market
Ordinary shares, par value US$0.0001 per share*		Nasdaq Global Select Market

*	Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

941,450,185 ordinary shares (excluding (i) 11,714,112 ordinary shares issued to trust and reserved for future exercise of certain granted share options under the 2015 Plan, and (ii) 18,978,380 ordinary shares issued to the depositary for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under the 2015 Plan), par value US$0.0001 per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒  Yes   ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer☒	Emerging growth company☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐ Yes   ☒ No

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes   ☒ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes   ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“active consumer” for a specified period are to a consumer account that placed at least one order on JDDJ through a desktop or mobile device during the specified period, regardless of whether the products are sold, delivered or returned. We treat each account as a separate consumer for purposes of calculating active consumers, although certain consumers may have set up more than one account;

•	“active rider” for a specified period are to a rider who delivered at least one order on Dada Now during the specified period;

•	“ADSs” are to the American depositary shares, each of which represents four ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Dada,” “we,” “us,” “our company” and “our” are to Dada Nexus Limited, our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity;

•	“GMV” are to the total value of all orders placed on JDDJ through our website and mobile applications, regardless of whether the goods are sold or delivered or whether the goods are returned, inclusive of delivery and packaging charges;

•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“our VIE” are to Shanghai Qusheng;

•	“our WFOEs” are to Shanghai JDDJ, Dada Glory and Shanghai Xianshi Express Delivery E-Commerce Co., Ltd.;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“tier 1 and tier 2 cities” are to (i) tier 1 cities in China, which are Beijing, Shanghai, Guangzhou and Shenzhen and (ii) tier 2 cities in China, which are Hangzhou, Nanjing, Jinan, Chongqing, Qingdao, Dalian, Ningbo, Xiamen, Tianjin, Chengdu, Wuhan, Harbin, Shenyang, Xi’an, Changchun, Changsha, Fuzhou, Zhengzhou, Shijiazhuang, Suzhou, Foshan, Dongguan, Wuxi, Taiyuan, Hefei, Kunming, Nanchang, Nanning and Wenzhou; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our mission, goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the on-demand delivery and on-demand retail industries in China;

•	our expectations regarding demand for and market acceptance of our services and solutions;

•	our expectations regarding our relationships with the retailers, merchants, individual senders and riders on our on-demand delivery platform, the consumers, retailers and brand owners on our on-demand retail platform;

•	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;

•	competition in our industry;

•	our proposed use of proceeds; and

•	relevant government policies and regulations relating to our industry.

You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

This annual report also contains statistical data and estimates that we obtained from government and private publications. Although we have not independently verified the data, we believe that the publications and reports are reliable. The market data contained in this annual report involves a number of assumptions, estimates and limitations. The retail credit facilitation market, the wealth management market and related markets in China and elsewhere may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. You should not place undue reliance on these forward-looking statements.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business

Our business and growth are significantly affected by the future growth and proliferation of local on-demand retail and delivery industries, which are new and rapidly evolving.

We operate in two new and rapidly evolving industries. Our business and growth are highly dependent on the future growth and proliferation of local on-demand retail and delivery industries in China, which could be affected by many factors and beyond our control.

Firstly, the local on-demand retail industry in China could be affected by, from the merchant side, the close integration with and improvements in online infrastructure, efficient access to consumers, user base and insights, customer acquisition costs; and from the consumer side, by the continued formation of consumers’ online retail consumption habits, the selection, price and popularity of products offered by retailers, the demand for convenience, the availability, reliability and security of on-demand retail channels and shopping experience.

Secondly, the local on-demand delivery industry in China could be affected by the development of local delivery infrastructure, sophistication of logistics technologies that improve operational efficiency, store digitalization and inventory optimization, enhanced picking and fulfillment capability, reduction of losses on perishables in transportation, and increasing level of price-sensitivity and time-sensitivity of merchants and individual senders.

In addition, other factors, such as changes in government policies, laws and regulations governing the retail and delivery industries, and changes in macroeconomic conditions resulting in economic recessions and inflation and deflation that affect consumer confidence in general can also influence the growth of the local on-demand retail and delivery industries in China. Our ongoing success depends on our ability to continue to adapt to evolving industrial trends, modify our strategies, and satisfy changing customer demands. If local on-demand retail and delivery industries in China fail to develop as we expect, our business and growth could be materially and adversely affected.

Our operation could also be significantly affected by the development of the e-commerce industry, an adjacent industry to local on-demand retail, in China. Major e-commerce platforms may start to offer or strengthen their offerings of daily necessities and other competing products that are of less time-sensitive nature to consumers at lower prices and in reliable storage conditions, where the consumers’ willingness to wait longer time might be increased, such as next-day delivery. Demand for our advantageous on-demand retail and delivery in efficiency might be weaken due to possible lower prices charged by e-commerce platforms and our business and growth could be materially and adversely affected.

Our limited operating history and evolving business model makes it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.

We commenced our commercial operation in 2014. As we only have limited historical financial data, it is difficult to predict our future revenues and appropriately budget for our costs and expenses, and the evaluation of our business and prediction about our future performance may not be as accurate as they would be if we had a longer operating history. In the event that actual results differ from our evaluation or we adjust our estimates in future periods, our results of operations and financial position could be materially affected and the investors’ perceptions of our business and future prospects could differ materially from their expectations and the market price of our ADSs could decline.

We have been actively exploring boundaries and expanding our services. We started with Dada Now for local on-demand delivery service in July 2014, and began to tap into the local on-demand retail service in April 2016 upon the acquisition of JDDJ. Our evolving business make it difficult to evaluate the risks and challenges we may encounter. The risks and uncertainties we may face include challenges to our ability to successfully develop new platform features and expand our service offerings to enhance the experience of our various platform participants, to attract new retailers, merchants, consumers, individual senders and riders in a cost-effective manner, to anticipate and respond to macroeconomic changes and changes in local markets where we operate, to successfully expand our geographic reach, to forecast our revenue and manage capital expenditures for our current and future operations and to comply with existing and new laws and regulations applicable to our business. If we fail to address the risks and challenges that we face, our business, financial condition and results of operations could be adversely affected.

Any deterioration in our relationship with our major strategic investors may adversely affect our prospectus and business operations.

Our business has benefited from our collaborations with our major strategic investors, some of which are also our customers, such as JD Group and Walmart Group, and we expect to continue to be reliant on them for the foreseeable future. As of February 28, 2021, JD Group and Walmart Group each holds approximately 46.0% and 10.1% equity interests of our Company, respectively. For more details of JD Group’s and Walmart Group’s beneficial ownership in our equity securities, please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

We derive a significant portion of revenue from providing last-mile delivery services to JD Group, as well as from performing omni-channel services to Walmart Group. Please see “—Our concentration on a small number of customers could adversely affect our business and results of operations.” for more details of our reliance on these two strategic investors.

In addition, the JDDJ trademarks are licensed from JD Group. On April 26, 2016, we entered into a series of trademark licensing agreements with JD Group. Pursuant to the licensing terms, JD Group continues to own the relevant JDDJ trademarks and licenses the exclusive use of such trademarks to us infinitely until either of the earliest of (i) mutual agreement to terminate the trademark licensing; (ii) expiration of the terms of such trademarks; or (iii) JD Group’s termination of the trademark licensing upon happening of certain triggering events, such as the decrease of JD Group’s shareholding percentage in our company to a certain degree on a fully diluted basis, or any material adverse influence to JD Group’s brand and reputation caused by our licensed use of such trademarks or the termination of JD Group’s business cooperation agreement with us. If any of the event happens and JD Group terminates its license of the JDDJ trademarks to us, our business could be disrupted, and our results of operations may be materially and adversely affected. In addition, if JD Group, as the owner of JDDJ trademarks, fails to maintain or renew the registration status of such trademarks, our use of JDDJ brand will also be adversely affected. Further, to the extent the brand and reputation of JD Group suffers any negative publicity, especially those involving any similar trademarks or any other trademarks owned or used by JD Group, our reputation may be negatively affected by virtue of our various collaboration with JD Group.

We also rely on JD Group on certain operational support services, including traffic support, logistic cooperation, marketing and promotion services, and other managerial services. For example, approximately 30% of total traffic to JDDJ platform had come from JD.com in 2020.

We cannot assure you that we will continue to maintain our cooperative relationships with our major strategic investors and their respective affiliates in the future. Our current cooperation landscape with JD Group and Walmart Group are set forth in our business cooperation agreements with them, respectively, covering our collaboration with JD Group regarding user traffic, supply chain, marketing and other cooperation, and our collaboration with Walmart Group regarding omni-channel initiative and expansion plan. However, we may not be able to successfully extend or renew our business cooperation agreements with JD Group and Walmart Group upon expiration of the current terms or early termination of the agreements on commercially reasonable terms or at all and may therefore be prohibited or restricted to conduct relevant business. This could materially disrupt our operations and result in significant alternative expenses, which could adversely affect our reputation, business, financial condition and results of operations. For details of the terms of our business cooperation agreements with JD Group and Walmart Group, please see “Item 4. Information on the Company—B. Business Overview—Our Strategic Partners.”

We have a history of net losses and negative cash flows from operating activities, which may continue in the future.

We have incurred net losses and negative cash flows from operating activities each year since our inception and we may not be able to achieve or maintain profitability or positive cash flow in the future. We incurred net losses of RMB1,878.4 million, RMB1,669.8 million and RMB1,705.2 million (US$261.3 million) in 2018, 2019 and 2020, respectively. Net cash used in our operating activities was RMB1,819.4 million, RMB1,297.8 million and RMB1,108.2 million (US$169.8 million) in 2018, 2019 and 2020, respectively.

Our costs and expenses will likely increase in the future as we expect to enhance our on-demand delivery capabilities, develop and launch new service offerings and solutions, expand customer base in existing market and penetrate into new markets, and continue to invest and innovate in our technology infrastructure. Any of these efforts may incur significant capital investment and recurring costs, have different revenue and cost structures, and take time to achieve profitability. In addition, these efforts may be more costly than we expect and may not result in increased revenue or growth in our business.

Our ability to achieve profitability depends on our ability to improve our market position and profile, expand our online platforms, maintain competitive pricing, increase our operational efficiency and obtain financing, which may be affected by numerous factors beyond our control. If we are unable to generate adequate revenue growth and manage our costs and expenses, we may not be able to achieve profitability or positive cash flow on a consistent basis, which may impact our business growth and adversely affect our financial condition and results of operations.

Our concentration on a small number of customers could adversely affect our business and results of operations.

We derive a substantial portion of our net revenue from a relatively small number of customers, including JD Group, Walmart Group and Yonghui. Although we plan to expand and diversify our customer base, we still expect to be reliant on our major customers, some of which are also our major strategic investors, including JD Group and Walmart Group, for the foreseeable future. In particular, we expect that JD Group and Walmart Group will continue to account for an important portion of service revenues generated by Dada Now platform, and Walmart Group and Yonghui, collectively, will continue to account for an important portion of our revenues generated by JDDJ platform for the foreseeable future. In 2018, 2019 and 2020, 49.1%, 50.5% and 38.6% of our net revenues were derived from services provided to JD Group, respectively. Walmart Group became a related party of ours in August 2018, and in 2018, 2019 and 2020, 4.6%, 13.0% and 13.8% of our net revenues were derived from services provided to Walmart Group after it became our related party, respectively.

Such concentration of customers is primarily the result of our in-depth collaborations with JD Group and Walmart Group. We have entered into business cooperation agreements with JD Group and Walmart Group, respectively, for details of the terms of such business cooperation agreements, please see “Item 4. Information on the Company—B. Business Overview—Our Strategic Partners.” If the business cooperation agreements with these two major customers were terminated or not renewed upon expiration, our business relationships might be adversely affected and our revenue deriving from serving these two major customers may decrease. In addition, concerns of our major customers such as their increasing reliance on us for local on-demand retail and delivery services may drive them to address their concentration risks through diversifying their vendor base and engage other firms besides us, under which circumstances they may also choose to reduce cooperation with us.

The decrease in the amount of orders placed by or services provided to any of these small number of our customers, the loss or reduction of any significant agreements, the deterioration of our relationships with any such customers, or any material negative trends of markets in which these customers operate, could materially disrupt our operations and our revenue and cash flows from operating activities could be significantly reduced. If we cannot find other potential customers on a cost-effective and timely basis, or at all, the loss of business from any one of such customers could have a material adverse effect on our business and results of operations. In addition, any of the foregoing risks may strain our managerial, financial, operational and other resources. If we fail to manage such reduction in revenue or deterioration of our relationships with small number of major customers, our brand and reputation could also be materially harmed.

We face intense competition and could lose market share, which could adversely affect our results of operations.

The markets for local on-demand retail and local on-demand delivery are competitive and characterized by rapid market changes and technology evolution, giving rise to new market entrants and well-funded competitors and the introduction of new business models disruptive to our business. Although we are not aware of any peer companies in the industry that operate under a business model that directly resembles ours, our two platforms face competition in their respective markets. There are multiple existing market players that operates on-demand delivery and/or on-demand retail business, such as Ele.me, Meituan Dianping and SF Rush, and there may be new entrants emerging in each of the markets we operate in, and these market players compete to attract, engage and retain consumers and merchants. They may be well-established and be able to devote greater resources to the development, promotion and sale of offerings and offer lower prices than we do, which could adversely affect our results of operations. If we cannot equip ourselves with necessary resources and skills, we may lose market share as competition increases.

Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. If we are unable to anticipate or react to these competitive challenges, our competitive position could weaken, or fail to improve, and we could experience a decline in growth that could adversely affect our business, financial condition and results of operations.

Further, certain large retailers may build or further develop their own on-demand delivery network leveraging on their established delivery capacities in selected high-density cities in order to gain control of the consumer touchpoint and to create synergies with their businesses. They may even expand to serve outside e-commerce platforms and compete with us for qualified riders and personnel at lower costs. In addition, our customers may also develop their own delivery capabilities, increase utilization of their in-house supply chain, reduce their logistics spending, or otherwise choose to terminate our services.

Any harm to Dada Now and JDDJ brands or reputation may materially and adversely affect our business and results of operations.

We believe that building a strong brand and reputation as an effective, safe, reliable and affordable platform and continuing to increase the strength of the network effects are critical to our business and competitiveness. The brand recognition and reputation of our “Dada Now” and “JDDJ” brands and the successful maintenance and enhance of our brand and reputation have contributed and will continue to contribute significantly to our success and growth.

Any negative perception and publicity, whether or not justified, such as complaints and accidents in relation to user experience, products sold on our platform, quality of delivery services and our brand awareness and recognition, and actual or perceived deterioration of our service quality could tarnish our reputation and reduce the value of our brand, which might result in loss of important customers. Further, our competitors may fabricate complaints or negative publicity about us and retailers, merchants and riders on our platforms for the purpose of vicious competition. With the increased use of social media, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to respond and mitigate effectively.

We are also subject to negative publicity regarding our platform participants, whose activities are out of our control. Negative public perception on the merchandise sold by retailers on our platform or that retailers on our platform do not provide satisfactory consumer services, even if factually incorrect or based on isolated incidents, could undermine the trust and credibility we have established and have a negative impact on our ability to attract new consumer or retain our current consumers. In addition, complaints regarding illegal, negligent, reckless or otherwise inappropriate behavior of the riders on our platform could also adversely and materially harm our reputation and brand.

If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our platforms, it may be difficult to maintain and grow our customer base, and our business, results of operations and growth prospects may be materially and adversely affected.

The status of our riders as independent contractors of retailers, merchants or individual senders on our platforms may be challenged.

We rely on the riders to deliver products sold on JDDJ and our other cooperated platforms and retailers, and to provide local on-demand delivery services to orders placed through Dada Now. However, such riders are independent contractors of the retailers and merchants selling or delivering products and individual senders delivering or fetching items on our platforms, instead of our employees.

As the platform connecting the retailers, merchants and individual senders with riders, we provide online platforms to these participants, and derive revenue from charging service fees from these parties. The riders can choose whether, when, and where to provide services on our platform and are free to provide services on other platforms.

However, we have been subject to and may continue to be subject to claims, lawsuits, arbitration proceedings, administrative actions and other legal and regulatory proceedings seeking to reclassify the riders. We prevail in a substantial majority of such lawsuits where the relevant judgments have confirmed that there were no employment relationships between the riders and us. However, laws and regulations that govern the status and classification of independent contractors are subject to changes and divergent interpretations by various authorities which can create uncertainty and unpredictability for us.

In the event of a reclassification of the status of riders as our independent contractors, we could be held liable for personal injuries and property damages caused by such riders to third parties. In the event of such reclassifications, we could also be held liable for any severe personal injuries or casualties occurred to such riders.

Further, a determination that reclassifies a rider as an employee of us could cause us to incur significant additional expenses resulting from the potential application of labor and employment laws to compensate riders, including employee benefits, social security contributions and housing provident funds, as well as the application of relevant taxes and governmental penalties or other legal sanctions. Further, any such reclassification would require us to fundamentally change our pricing methodologies and business model, and consequently have an adverse effect on our business, financial condition and results of operations.

Our historical growth rate may not be indicative of our future performance and if we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected.

We have experienced rapid growth since our inception, particularly in terms of the number of riders, active consumers, GMV, daily delivery orders and peak day order volume, and our geographic reach. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth may slow due to a number of reasons, including decreasing demand for our services or market saturation, increasing competition, emergence of alternative business models, changes in government policies, increasing regulatory costs, declining growth of the online retail industry in China, or changes in general economic conditions. If our growth slows or declines, investors’ perceptions of our business and prospects may be adversely affected and the market price of our ADSs could decline.

We cannot assure you that we will be able to effectively manage our future growth. We have evolved from a local on-demand delivery service provider to a leading platform of local on-demand retail and delivery in China, and we expect to continue to experience business growth in the future. We intend to achieve growth by enhancing our on-demand delivery capabilities, invigorating local on-demand retail platform and solidifying our leading position in supermarket, creating more values for brand owners, and continuing to invest and innovate in technologies. We cannot assure you that our growth initiatives will succeed. In addition, our rapid growth has placed, and may continue to place significant demands on our management and our technology systems, as well as our administrative, operational and financial systems. Our ability to manage our growth effectively and to integrate new technologies and participants into our existing business will also require us to continue to implement a variety of new and upgraded managerial, operating, technological and financial systems, procedures and controls. If we are not able to effectively manage the growth of our business and operations or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

If we fail to cost-effectively attract new retailers and merchants to our platforms, or to maintain relationships with existing retailers and merchants, our business and results of operations could be adversely affected.

We rely on retailers to offer products that appeal to our existing and potential consumers at attractive prices on our JDDJ platform and rely on merchants to generate delivery demands on our Dada Now local on-demand delivery platform. Our success depends in part on our ability to cost-effectively attract new retailers and merchants to our platforms and to maintain relationships with existing retailers and merchants. We must continue to provide retailers and merchants with on-demand delivery infrastructure, commercial support, technology support of comprehensive retail solutions and smart-offline store solutions, and operational insights. If we fail to provide these services comparable or superior to those of our competitors, we may fail to attract new retailers and merchants to our platforms, or to maintain relationships with existing retailers and merchants. Merchants may also choose our competitors if they charge lower service or other fees, or if our competitors provide more types of or more effective empowering services, or the merchants being acquired by or merged into our competitors, or form strategic alliance with our competitors.

The extent to which we are able to maintain and strengthen the attractiveness of our platforms to retailers and merchants also depends on our ability to provide and maintain platforms where retailers and merchants are able to develop mutually beneficial relationships with other participants. For example, if retailers or merchants are unsatisfied with the services performed by riders on our platforms, our ability to attract new retailers and merchants, or to maintain relationships with existing merchants could be adversely affected.

In addition, as we continue to expand into new geographic areas, we also rely in part on the expansion of our existing retailers and merchants to lower-tier cities, some of which operate national chain stores, to attract new retailers and merchants. If we fail to satisfy the needs of existing retailers and merchants, our ability to cost-effectively attract new retailers and merchants to our platforms could be adversely affected, and our business and results of operations could be adversely affected.

If we fail to cost-effectively attract and retain new consumers and increase engagement of existing consumers on our JDDJ platform, or to adapt our services to changing consumer needs, our business and results of operations could be adversely affected.

The success of our JDDJ platform depends in part on our ability to cost-effectively attract and retain new consumers and increase engagement of existing consumers. We believe that our selling and marketing efficiency, consistent and reliable services and rapid responses to changing consumer preferences have been critical in promoting awareness of our services, which in turn drive new consumer growth and engagement. However, if our promotional activities and marketing strategies do not work efficiently and we cannot continue to lower our customer acquisition cost, if the consumers cannot find products they are looking for on our JDDJ platform, or if our competitors offer more incentive promotions, or provide better, more convenient or more cost-effective services, they may lose interest in us and visit our mobile apps or websites less frequently or even stop placing orders with us.

We have been leveraging artificial intelligence technologies to generate personalized recommendations to consumers for products and incentives in which they may be potentially interested. For example, on our JDDJ platform, product and store information could be displayed in various orders, such as product categories, past sales volume, distance between offline stores to the consumer and estimated delivery time. In addition, we make individually tailored recommendations and incentives to consumers according to a comprehensive database. If our searching results display or tailored recommendations and incentives fail to satisfy individual consumer needs, we may lose potential or existing consumers and may experience decrease in orders.

Further, if the consumers do not perceive the services provided by riders on our JDDJ platform to be reliable and safe, we may not be able to attract and retain consumers and increase their utilization of our platform. The decrease in consumer base will affect our ability to provide the retailers on our platform with adequate consumer demands, which may reduce our platform’s attractiveness to retailers, and the decrease in merchant base will, in turn, result in further decrease in consumer base. Therefore, if we fail to cost-effectively retain consumers and increase their utilization of our platform, our business and results of operations could be adversely and materially affected.

Any failure in delivery with efficiency could damage our reputation and substantially harm our business.

We are devoted to delivering items purchased from JDDJ or for orders placed through Dada Now with efficiency to ensure premium user experience. However, consumers and individual senders of local on-demand retail and delivery services are becoming more time-sensitive and price-sensitive, and their willingness to pay for local on-demand retail and delivery may decrease if the services are not conveniently and quickly available at reasonable price. Therefore, if we are unable to provide local on-demand retail and delivery services in a timely, reliable, safe and affordable manner, our reputation, customer loyalty, and business could be negatively affected.

We rely on our proprietary smart order recommendation and dispatching system to support our time management and instant rerouting based on traffic condition to estimate and ensure our delivery efficiency. However, our actual delivery time is subject to various factors that may beyond our control, including the regional traffic conditions and weather conditions that may affect the traffic, governmental activities that block the normal delivery route and unanticipated accidents. In addition, our platforms match and dispatch delivery tasks by computing a matching score between the order and each of the riders nearby. Although our smart order recommendation and dispatching system could simulate the optimal route and optimize the performance and efficiency of our delivery network, we may experience rider shortage in peak hours or for remote area, where delivery orders might not be accepted and picked up timely. If products and items are not delivered on time or are delivered in a damaged condition, our consumers and individual senders may lose confidence on us, which in turn may result in the merchants’ less confidence on us. Our reputation and brand may be adversely damaged and we may lose customers.

We collect, process and use data, some of which contains personal information. Any privacy or data security breach could damage our reputation and brand and substantially harm our business and results of operations.

As a technology-based platform, our business generates and processes a large quantity of personal, transaction, behavioral and demographic data. We face risks inherent in handling and protecting large volumes of data, including protecting the data hosted in our system, detecting and prohibiting unauthorized data share and transfer, preventing attacks on our system by outside parties or fraudulent behavior or improper use by our employees, and maintaining and updating our database. Any system failure, security breach or third parties attacks or attempts to illegally obtain the data that results in any actual or perceived release of user data could damage our reputation and brand, deter current and potential customers from using our services, damage our business, and expose us to potential legal liability.

We also have access to a large amount of confidential information in our day-to-day operations. Each waybill contains the names, addresses, phone numbers and other contact information of the sender and recipient of an order placed and delivered through our platforms. The content of the item delivered may also constitute or reveal confidential information. Although we have data security polices and measures in place, for example, leveraging on our encryption techniques, order code, instead of actual personal information, of each transaction on our platforms will be shown to our personnel as well as riders handling the orders, we cannot assure you that the information will not be misappropriated, as a large number of riders and our personnel handle the orders and have access to the relevant confidential information. All of the riders are not our employees, which makes it more difficult for us to implement adequate management, supervision and control over them.

We are subject to domestic laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personally identifiable information with respect to our customers and employees including any requests from regulatory and government authorities relating to this data. Further, PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. For example, in July 2020, the Standing Committee of the National People’s Congress published for public comment a draft Data Security Law, which provides that varying levels of data protection measures will be applied at the national level based on the level of importance of the data, and the collection and use of such data should not exceed the necessary limits. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

We are subject to risks inherent in the logistics industry, including personal injury, product damage, and transportation-related incidents.

A large volume of products are being handled and delivered by a large number of our riders every day. We face the risks associated with carriage and transportation safety, which may result in property damages and personal injuries. Items carried and transferred by our riders may be stolen, damaged or lost for various reasons. In particular, delivery of fresh and perishable products entails inherent risks regarding item packing and stacking, storage condition in transit, and traffic condition.

Our failure to detect and prevent unsafe, prohibited or restricted items from entering into our delivery platform may harm our reputation and business, and subject us to penalties and civil liabilities if any personal injury or property damage take place. In addition, we cannot guarantee all unsafe items, such as flammables and explosives, toxic or corrosive items be detected and prevented, and those unsafe items may damage other products and items in our network, injure recipients and harm personnel and damage other properties.

Delivery of products also involves risks regarding transportation safety. We constantly have a large number of riders in transportation and most of them ride electric bicycles. From time to time, riders on our platforms may be involved in transportation accidents, and the products and items carried by them may be lost or damaged. In addition, the riders and third-parties may also suffer personal injuries, where the insurance maintained by them may not fully cover the damages caused. We are regularly subject to claims, lawsuits, arbitrations and other legal proceedings seeking to hold us liable for property damages and personal injuries caused in the process of performing our local on-demand delivery services, which may be raised by item senders and recipients, consumers, merchants, riders and injured third-parties, the results of which cannot be predicted with certainty.

Any of the foregoing risks could disrupt our services, cause us to incur substantial expenses and divert the time and attention of our management. We may face claims and incur significant liabilities if found liable or partially liable for any injuries, damages or losses. Claims against us may not be covered by insurance at all. Government authorities may also impose significant fines on us or require us to adopt costly preventive measures. Furthermore, if our delivery services are perceived to be unsafe by consumers, individual senders, merchants and riders on our platforms, which may reduce our platforms’ attractiveness, our business, financial condition and results of operations may be materially and adversely affected.

We may fail to successfully roll out and expand our offerings of various value-added services to retailers and brand owners on our platforms.

We have been constantly introducing new value-added services to retailers and brand owners to solidify our relationship with them and increase customer stickiness. For example, we have utilized our big data technology to help retailers establish omni-channel membership programs. Together with our CRM tools, we empower retailers to target and communicate with their members and potential consumers for effective marketing. We also help brand owners broaden their consumer reach, deepen their consumer insights and run brand promotions on our platform. We have experienced rapid growth in this new business offering, however, our expansion of new service offerings may result in unseen risks, challenges and uncertainties along with our expansion into this relative new business area.

We may incur additional capital expenditure to support the expansion of our new value-added services to retailors and brand owners. In addition, due to the limited operating history of these new business offering, it is difficult to predict future revenues, which could be subject to seasonality. Any failure in managing expenditures and evaluating customer demands could materially and adversely affect the prospects of achieving profitability of and recouping our investments in this new business offering and our overall financial condition.

In addition, the expansion of service offerings may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.

Our business is subject to intense regulation, and we are required to hold a number of licenses and permits in connection with our business operation, including, but not limited to, the License for Value-added Telecommunications Services, or VATS License, Food Operation License, Retail Liquor License, Internet Drug Information Service Qualification Certificate, Filing Certificate of the Single-purpose Prepaid Card and Filing Certificate of Third-party Platform of Medical Device Online Transaction. We hold all material licenses and permits described above and are applying for certain filings with the government authorities and modification of certain licenses and permits.

As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the conducting of our business without the above-mentioned approvals, certificates and permits. However, we cannot assure you that the relevant governmental authorities would not require us to obtain the approvals, certificates or permits or take any other actions retrospectively in the future. If the relevant governmental authorities require us to obtain the approvals, certificates or permits, we cannot assure you that we will be able to do so in a timely manner or at all.

New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. For example, our crowdsourced delivery business currently has no clear regulatory authority or governing laws and regulations as such industry are relatively nascent and is at its early stage of development, however, new requirements regarding approvals, licenses or permits may be implemented in the future along with rapid industrial evolution. In addition, Law of E-commerce promulgated by Standing Committee of the National People’s Congress, which took effect on January 1, 2019, establishes additional standards in the e-commerce industry, and intensified the responsibility of third-party platforms. Further, the Foreign Investment Law, which was promulgated on March 15, 2019 and came into force on January 1, 2020, replaced the existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. See “—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.”

Changes to our pricing methodologies could adversely affect our ability to attract or retain retailers, merchants, consumers, individual senders and riders.

Demand for our services is highly sensitive to the delivery price, the rates for time and distance, the subsidies paid to consumers and the fees we charge retailers, merchants and individual senders. Many factors, including operating costs, legal and regulatory requirements or constraints and our current and future competitors’ pricing, and marketing strategies, could significantly affect our pricing strategies. Certain of our competitors offer, or may in the future offer, lower-priced or a broader range of services. Similarly, certain competitors may use marketing strategies that enable them to attract or retain new qualified retailers, merchants and new riders at a lower cost than us. Although we do not intend to compete with aggressive pricing policies which are not beneficial to long-term growth, there can be no assurance that we will not be forced, through competition, regulation or otherwise, to reduce the price of delivery for riders, increase the subsidies we pay to consumers, reduce the fees we charge retailers, merchants, or increase our marketing and other expenses to attract and retain qualified merchants and riders in response to competitive pressures.

We have launched, and may in the future launch, new pricing strategies and initiatives, or modify existing pricing methodologies, any of which may not ultimately be successful in attracting and retaining retailers, merchants, consumers, individual senders and riders. Further, a determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that reclassifies a rider, who are independent contractor of the retailers, merchants or individual senders, as our employee, may require us to revise our pricing methodologies to account for such a change to rider reclassification which may result in significant increase in our operation costs. While we do and will attempt to set prices and pricing packages based on our past operating experience, our assessments may not be accurate or there may be errors in the pricing algorithms used and we could be underpricing or overpricing our services. Any such changes to our pricing methodologies or our ability to efficiently price our services could adversely affect our ability to attract or retain retailers, merchants, consumers, individual senders and riders, as well as our business, financial condition and results of operations.

Any disruption to our technology systems and resulting interruptions in the availability of our website, applications, platform or services could adversely affect our business and results of operations.

The satisfactory performance, reliability and availability of our technology systems are critical to our success. We rely on our scalable technology infrastructure, which consists of a smart order recommendation and dispatching system, an automated order pricing system, a digitalized rider management system, a warehouse management system, a picking assistant app, systems for shopping experience customization and assortment recommendation, and corresponding mobile apps connecting our network with those of our various platform users. These integrated systems support the smooth performance of certain key functions of our business. However, our technology systems or infrastructure may not function properly at all times. We may be unable to monitor and ensure high-quality maintenance and upgrade of our technology systems and infrastructure, and users may experience service outages and delays in accessing and using our platforms as we seek to source additional capacity. In addition, we may experience surges in online traffic and orders associated with promotional activities and generally as we scale, which can put additional demand on our platform at specific times. Any disruption to our technology systems and resulting interruptions in the availability of our website, applications, platform or services could adversely affect our business and results of operations.

Our technology systems may also experience telecommunications failures, computer viruses, failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, user errors, or other attempts to harm our technology systems, which may result in the unavailability or slowdown of our platform or certain functions, delays or errors in transaction processing, loss of data, inability to accept and fulfill orders, reduced gross merchandise volume and the attractiveness of our platform. Further, hackers, acting individually or in coordinated groups, may also launch distributed denial of service attacks or other coordinated attacks that may cause service outages or other interruptions in our business. Any of such occurrences could cause severe disruption to our daily operations. If we cannot successfully execute system maintenance and repair, our business and results of operations could be adversely affected and we could be subject to liability claims.

Failure to continue to improve our technology systems or develop new technologies to adapt to changing user needs could harm our reputation, business and prospects.

To remain competitive, we must continue to enhance and improve the functionality of our technology systems and to develop new features to adapt to changing market trends and user preferences. The on-demand retail and delivery industries are characterized by rapid technological evolution, including frequent introductions of new products and services embodying new technologies, such as potential future commercial implementation of unattended delivery technologies of package-delivering robots. Any technology development in the online retail and delivery industry may pressure both incumbent and new market players to implement cost-effective technologies even more rapidly. Our business operations and growth prospects depend, in part, on our ability to identify, develop, acquire or license advanced technologies and respond to technological innovations and emerging industry practices in a cost-effective and timely way.

In addition, we must regularly improve and upgrade our technology systems to keep pace with increased gross merchandise volume or expanded service offerings on our platforms to ensure more efficient capacity management through an integrated information flow through our entire network. However, while we have continuously enhanced our proprietary technology systems, we may fail to execute technology improvements corresponding to our business expansion or developing new technologies to adapt to changing user needs and industry breakthrough and the failure to do so could harm our reputation and business and may also impede our growth.

We have invested in the development of new technologies and business initiatives and obtained or applied for registered patent rights supporting various aspects of our operations. However, the development of websites, mobile apps and other proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our websites, mobile apps, proprietary technologies and systems to meet customer needs or emerging industry standards and any failure to do so may render our services less competitive or attractive, and our reputation, business and prospects may be materially and adversely affected.

Failure to deal effectively with any fictitious transactions or other fraudulent conduct that take place on our online platforms could harm our business.

We face risks with respect to fictitious transactions or other fraudulent conduct that take place on our online platforms. For example, our retailers may engage in fictitious transactions and fabricate store information in order to inflate their ratings and search results rankings on our platforms. This activity may harm other retailers by enabling the perpetrating retailers to be favored over others, and may harm our consumers by deceiving them into believing that a merchant is more reliable or trusted than it actually is. We may experience such fraudulent activities and suffer losses from distributing subsidies relating to fictitious transactions. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our platforms, there can be no assurance that such measures will be effective in combating fraudulent transactions among third-party retailers and other users and prevent resulting losses. In the event that we resort to litigation to enforce the return of any subsidies and benefits we distributed to such retailers, the litigation could result in a diversion of our managerial and financial resources.

Moreover, illegal, fraudulent or collusive activities by our employees could also subject us to liability or negative publicity and harm our business. Although we have internal controls and policies with regard to the review and approval of transactional activities and other relevant matters, we cannot assure you that such controls and policies will prevent fraud or illegal activity by our employees effectively. Negative publicity and user sentiment generated as a result of actual or alleged fraudulent or deceptive conduct on our platforms or by our employees would severely diminish consumer confidence in us, reduce our ability to attract new or retain current retailers and consumers, damage our reputation and diminish the value of our brand, and materially and adversely affect our business, financial condition and results of operations.

Our settlement mechanism with participants on JDDJ and Dada Now platforms may not be in full compliance with current PRC regulations.

We follow the industry practice to first receive payments from participants for all products sold on our JDDJ platform and the services provided on our Dada Now platform, and then settle with retailers on our JDDJ platform and riders on our Dada Now platform. This practice is under increasingly strict scrutiny from regulators, particularly the People’s Bank of China, or the PBOC. For example, in June 2010, the PBOC promulgated the Administrative Measures on Payment Services Provided by Non-Financial Institutions which provides that a non-financial institution offering payment services shall obtain the Payment Business License and qualify as a paying institution. Furthermore, in November 2017, the PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. Subsequent to this regulation, we have established a payment safeguard and settlement mechanism together with commercial banks, through which the banks help open restricted settlement accounts to receive payments from our consumers or users first, and then distribute the total payment to retailers, riders and us, and we submit relevant transaction materials to the banks for their review. However, uncertainties still exist as to whether this system is considered fully compliant with the PRC laws and regulation, in particular the PBOC Notice. We cannot assure you that the PBOC or other governmental authorities will find our current or planned new settlement mechanisms to be in compliance with the PBOC Notice. If the PBOC or other relevant governmental authorities consider our current or planned new settlement mechanisms not fully compliant with the PRC regulations, we may need to adjust our business and cooperation model with the commercial banks and third-party payment service providers, and be subject to penalties and orders to rectify which may result in higher payment processing cost, and any of these events may materially and adversely affect our growth potential, business and results of operations.

We are regularly subject to claims, lawsuits and other proceedings that may adversely affect our reputation, business and results of operations.

We are regularly subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings in the ordinary course of business, including those involving personal injury, property damage, labor and employment, commercial disputes, user complaints, intellectual property disputes, compliance with regulatory requirements and other matters. We may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as our business grows and as we deploy new business offerings. We are also regularly subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings seeking to hold us liable for the actions of retailers, merchants and riders on our platforms. The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our reputation and brand, business, financial condition and results of operations. In addition, a determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that involves our industry, could also harm our business, financial condition and results of operations.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain employer liability insurance and provide social security insurance to our employees, including pension insurance, maternity insurance, unemployment insurance, work-related injury insurance, and medical insurance. We also provide supplemental commercial medical insurance for our employees. We may be required to pay higher premiums for the coverage we obtain. For these insured risks, there can be no assurance that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we face claims in excess of our applicable aggregate coverage limits for insured risks, we would bear any excess and the compensated amount could be significantly less than our actual loss.

We do not maintain any operation-related insurance. As the insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited operation-related insurance products. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Risks associated with our business and operations primarily include business liability, business interruption, and damages to our technology infrastructure.

We do not maintain product liability insurance for products transacted on our platforms, and our rights of indemnity from the retailers may not adequately cover us for any liability we may incur. We also do not maintain key-man life insurance. In addition, we may not be able to, or may choose not to, acquire insurance for future risks related to our new and evolving business offerings.

For these uninsured risks, any of them may result in substantial costs and a diversion of resources, and our business, financial condition and results of operations could be materially and adversely affected.

We depend on the interoperability of our platform across third-party applications and services that we do not control.

We depend on several third-party applications and services to ensure the smooth performance of certain key functions of our business. For example, we host our services on servers and network infrastructure rented from third-party cloud computing vendors. In addition, we collaborate with or receive open source software services from online map providers, social media access portal provider for embedding our mini-program, and payment processing providers.

Any interruption or delay, most of which are beyond our control, in the functionality of these third-party applications and services may lead to our system interruptions, website or mobile app slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill orders. In addition, if any third-party application and service providers withdraw their authorization to us, or their services become limited, restricted, curtailed or less effective in any way or become unavailable to us for any reason, our business may be materially and adversely affected. We may not be able to promptly find alternative ways to provide services in a timely, reliable and cost-effective manner, or at all, which may materially and adversely affect our business, financial condition and results of operations.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept a wide variety of payment methods, including bank transfers and online payments through various third-party online payment platforms such as Wechat Pay, JD Pay and UnionPay, in order to ensure smooth user experience. For certain payment methods, we pay varying service fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud, money laundering and other illegal activities in connection with the various payment methods we accept.

We are also subject to various regulations, rules and requirements, regulatory or otherwise, governing online payment processing and fund transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic fund transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

User growth and activity on mobile devices depends upon effective use of our mobile applications and third-party mobile operating systems that we do not control.

Purchases using mobile devices by consumers generally, and by our consumers purchasing fresh products, our merchants and individual senders delivering items and our riders picking and delivering on our platforms specifically, have increased significantly, and we expect this trend to continue. In particular, our riders primarily rely on our mobile applications to plan, track and adjust the delivery route while on transportation. To optimize the mobile shopping and real-time item tracking and locating experience, we are somewhat dependent on our customers’ downloading and effective use of our mobile applications for their particular devices. We are further dependent on the interoperability of our mobile applications with third-party mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our mobile applications could adversely affect the usage of our sites on mobile devices.

As new mobile devices and operating platforms are released, we may experience delay or difficulties in updating and integrating our mobile applications for these alternative devices and platforms and we may need to devote significant resources to the development, support and maintenance of such applications. Problems may also arise with our relationships with providers of mobile operating systems or mobile application download stores, such as our applications may receive unfavorable treatment compared to competing applications on the download stores. In the event that it becomes difficult for our customers to access and use our applications on their mobile devices, our customer growth could be harmed and our business and results of operations may be adversely affected.

Our riders are not our employees, over which we may not be able to exert adequate management, supervision and control.

We rely on our riders to provide local on-demand delivery to fulfill orders placed by merchants and individual senders online. Most of the riders work part-time. These riders are the actual carriers and have a significant amount of direct interactions with our merchants, individual senders and consumers, and their performance are directly associated with our brand.

However, since these riders are not our employees, our management, supervision and control over them is relatively limited as compared to our own employees. Although we have implemented mandatory trainings to all of our riders, established service standards across our network and provided incentives along with periodic evaluations, we may not be able to exert adequate management, supervision and control over their service quality. If any riders fail to perform in accordance with instructions, policies and business guidelines as requested by us, our merchants, individual senders, and consumers for item pick-up and delivery, our reputation, business and results of operations could be materially and adversely affected.

If the riders violate any relevant requirements under the applicable laws and regulations or their agreements with merchants or individual senders, such merchants or individual senders may file claims against us, as the riders provide delivery services on our platforms. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources, and therefore harm our business.

In addition, we constantly have a vast number of riders in transportation, performing local on-demand delivery services on both of our JDDJ platform and Dada Now platform. Therefore, we are subject to isolated complaints and negative publicity regarding the services and behaviors of these riders due to their mass even if we could exert adequate management, supervision and control over them, as such risks are inherently associated with companies operating in labor intensive industries.

We engage outsourced delivery agencies to provide riders for our operations and have limited control over these riders and may be liable for violations of applicable PRC labor laws and regulations by the outsourced delivery agencies.

We engage outsourced delivery agencies who send their employees to work as riders providing delivery services on our platforms. We enter into agreements with the outsourced delivery agencies and do not have any employment relationship with these riders. Since these riders are not directly employed by us, our control over them is relatively limited. If any riders fail to perform in accordance with instructions, policies and business guidelines for item pick-up or delivery set forth by us, the outsourced delivery agencies, our merchants and consumers, and individual senders, our reputation, business and results of operations could be materially and adversely affected.

Our agreements with the outsourced delivery agencies provide that we are not liable to the riders if the outsourced delivery agencies fail to fulfill their contractual duties to these riders. However, if the outsourced delivery agencies violate any relevant PRC laws and regulations, including labor, employee benefits, housing provident funds and social security insurance, or their employment agreements with the riders, these riders may file claims against us as they provide their services on our platforms. As a result, we may incur legal liability, and our reputation, business, financial condition and results of operations could be materially and adversely affected.

Real or perceived quality or health issues with the products sold on our JDDJ platform could harm our reputation and business.

Retailers on our JDDJ platform, including supermarkets, fresh produce marketplaces, pharmacies, flowers shops, bakeries and fashion stores, are the providers of products listed. Consumers on our JDDJ platform expect to be provided with fresh, high-quality products. Although we implement mandatory checks on licenses and permits when retailers apply for operating on our JDDJ platform, we cannot assure you that our employees are able to identify each non-compliance in the licenses and permits, neither do we have much control over the products sold by these third-party retailers on JDDJ, and our brand and reputation may be harmed by regulatory non-compliance of, or actions taken by these retailers.

If our employees fail to identify non-compliance in the license and permits submitted by any retailer, or any retailer does not control the quality of the products that it sells on our JDDJ platform, delivers products that are materially different from its description of them on our JDDJ platform, sells counterfeit or unlicensed products on our JDDJ platform, or sells certain products without licenses or permits as required by the relevant laws and regulations, the reputation of our JDDJ platform and our brand may be materially and adversely affected and we could be held liable for any losses or subject to administrative penalties.

In addition, negative publicity about concerns and accidents regarding the quality and health issues of products offered on our JDDJ platform, whether real or perceived, and whether or not involving products sold at our platform, could discourage consumers from purchasing certain products listed on JDDJ, even if the basis for the concern is outside of our control. Any loss in consumer and user confidence would be difficult and costly to reestablish, which could significantly reduce our brand value.

If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected.

We have a track record of successfully expanding into new geographical areas, where we commenced our operation from covering first-tier cities in China and have continued to expand our geographical reach to smaller and less developed prefecture-level cities. Our expansion into new geographical areas involves new risks and challenges associated with such new markets, such as our business model may not be acceptable to residents in lower-tier cities and towns in China, there may be a lack of demand for local on-demand retail and delivery, the order density in those smaller, less developed areas may not be sufficient to allow us to operate in a cost-efficient manner, and we may need to adjust our pricing methodologies to adapt to local economic condition. We cannot assure that we will be able to execute on our business strategy or that our service offerings will be successful in such markets.

In addition, our lack of relevant customer personas or familiarity with retailers, merchants and market dynamic of these areas may make it more difficult for us to keep pace with local demands and preferences. Further, there may be one or more existing market leaders in any geographical area that we decide to expand into. Such companies may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their deeper data insight and greater brand recognition locally. Any failure in our expansion into new geographical areas could materially and adversely affect our business and prospects.

Further, as of the date of this annual report, certain of our local branches with premises for business operations established along with our geographic expansion have not been registered with local administrations. In the PRC, if a company operates business outside its registered address, the company may be required to register those premises for business operation as branch offices with the relevant local market administrative regulation authorities at the place where the premises are located and obtain business licenses for them as branch offices. We may not be able to register the main premises for business operations as branch offices in a timely manner or at all due to complex procedural requirements and relocation of branch offices from time to time. While we have not received any government order or penalty resulting from such failure, we cannot assure you that we will not be subject to penalties, orders to rectify or other administrative proceedings. If we become subject to these penalties, our reputation, business, and results of operations could be materially and adversely affected.

Our business is subject to quarterly seasonality.

We experience seasonality in our business, mainly correlating to the seasonality patterns associated with online retail and delivery industries in China. We typically experience a seasonal surge in GMV for products sold on our local on-demand retail platform, as well as in items delivered through our local on-demand delivery platform during the second and fourth quarters of each year when major online retail and e-commerce platforms hold special promotional campaigns, for example, on June 18 and November 11 each year. We may experience capacity and resource shortages in fulfilling orders during the period of such seasonal surge in our business. On the contrary, activity levels across our business lines are typically lower around Chinese national holidays, including Chinese New Year in the first quarter of each year, primarily due to weaker consumer spending and user activity levels and the decreased availability of riders during these holiday seasons.

Seasonality also makes it challenging to accurately and timely estimate customer demands and manage our capacity accordingly. We make planning and spending decisions, including capacity management and other resource requirements based on our estimates of customer demand. Failure to meet demand associated with the seasonality in a timely manner may adversely affect our financial condition and results of operations. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, our results of operations and the trading price of our ADSs may fluctuate from time to time due to seasonality.

Our business depends on the continuing efforts of our management. If we lose their services, our business may be severely disrupted.

Our success heavily depends upon the continued efforts of our management. In particular, we rely on the expertise and experience of Mr. Philip Jiaqi Kuai, our chairman and chief executive officer, and other executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Further, if any of our senior management joins a competitor or forms a competing business, we may lose retailers, merchants, consumers, individual senders, know-how and key professionals and staff members. Although our senior management has entered into employment agreements and confidentiality and non-competition agreements with us, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company. As a result, our business may be severely disrupted due to the loss of services of one or more members of our management, and our financial condition and results of operations may be materially and adversely affected.

If we are unable to attract, train and retain qualified personnel, as well as the riders, or if we experience any large-scale labor unrest, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical and operational personnel with expertise in the local on-demand retail and delivery industries or other areas we expand into. The effective operation of our managerial and operating systems, fulfillment infrastructure, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. However, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees that we will need in order to achieve our strategic objectives.

We also intend to expand our rider base. However, if we are unable to manage delivery capacity effectively, optimize order recommendation and dispatching process, provide incentives to or increase delivery charges for less favorable delivery tasks, or fully utilize the riders’ delivery capacity in a timely manner, we may not be able to attract and retain riders, resulting in insufficient delivery resources, increased costs, and lower delivery service quality in certain regions of our network.

We and the outsourced delivery agencies we engage have been subject to labor disputes initiated by our or the outsourced delivery agencies’ employees from time to time, although none of them, individually or in the aggregate, had a material adverse impact on us. We expect to continue to be subject to various legal or administrative proceedings related to labor dispute in the ordinary course of our business, due to the magnitude of labor force involved in our network. Any large-scale labor unrest directed against us or the outsourced delivery agencies could directly or indirectly prevent or hinder our normal operating activities, and if not resolved in a timely manner, lead to delays in our fulfillment performance. We and the outsourced delivery agencies are not able to predict or control any large-scale labor unrest, especially those involving labor not directly employed by us. Further, large-scale labor unrest may affect general labor market conditions or result in changes to labor laws, which in turn could materially and adversely affect our business, financial condition and results of operations.

We have granted and may continue to grant options, restricted share units and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted our 2015 Equity Incentive Plan, as amended and restated, which we refer to as the 2015 Plan, and our 2020 Share Incentive Plan, as amended and restated, which we refer to as the 2020 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to secure and retain the services of eligible award recipients and to provide incentives for such persons to exert maximum efforts for our success. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2015 Plan and the 2020 Plan, we are authorized to grant options, share appreciation rights, restricted share awards, restricted share unit awards and other types of share awards. As of February 28, 2021, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 61,605,996 ordinary shares, and we have outstanding options with respect to 41,391,852 ordinary shares and 19,374,513 outstanding restricted share units granted to our employees, directors and consultants under the 2015 Plan. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2020 Plan is 55,179,887 ordinary shares, and options to purchase a total of 1,738,000 ordinary shares and 2,684,800 restricted share units are outstanding under the 2020 Plan. We have incurred and will continue to incur substantial share-based compensation expenses in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Further, we may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our equity incentive plan from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges in future reporting periods. For further information on our equity incentive plan and information on our recognition of related expenses, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Any deficiencies in China’s telecommunication and internet infrastructure could impair the functioning of our technology system and the operation of our business.

Our business depends on the performance, reliability and security of the telecommunications and internet infrastructure in China. Substantially all of our computer hardware and cloud computing services are currently located in China. Access to internet in China is maintained through state-owned telecommunications carriers under administrative control and regulatory supervision, and we obtain access to end-user networks operated by such telecommunications carriers to give user access to our platforms. We may not have access to alternative networks in the event of disruptions, failures or other problems with the telecommunication and internet infrastructure in China. The failure of telecommunication and internet network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our platforms. Any of such occurrences could delay or prevent our platform users from accessing our online platforms and mobile applications, and frequent interruptions could frustrate customers and discourage them from using our services, which could cause us to lose customers and harm our results of operations. In addition, we have limited control over the service fees charged by telecommunication and internet operators. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected.

We are subject to laws and regulations, many of which are evolving, and failure to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect our business and results of operations.

Our business is subject to governmental supervision and regulation by relevant PRC governmental authorities, including but not limited to the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the State Administration for Market Regulation, the National Medical Products Administration, the Ministry of Commerce and the State Administration of Foreign Exchange. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations, including but not limited to online and mobile commerce and payments, online content, digital media, cybersecurity and privacy laws, labor and employment, intellectual property, consumer protection, taxation, competition, mobile application accessibility, money transmittal, product liability and personal injury, and we may fail to fully comply with these regulations. We are also subject to a number of retail and delivery industries regulations including, but not limited to, pricing, consumer protection, product quality, food safety, drug and medical device safety and public safety. Local regulatory authorities conduct periodic inspections, examinations and inquiries in respect of our compliance with relevant regulatory requirements. In addition, regulatory bodies may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business or will be able to maintain our existing licenses or obtain new ones. If we fail to comply with these laws and regulations, we may be exposed to penalties, fines, the suspension or revocation of our licenses or permits to conduct business, administrative proceedings and litigation.

In addition, new laws and regulations may be enforced from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. For example, our crowdsourced local on-demand delivery business currently has no clear regulatory authority or governing laws and regulations as such industry are relatively nascent and is at its early stage of development, and we expect to experience strengthened regulatory environment along with rapid industrial evolution. If the regulatory or administrative authorities impose new requirements relating to, among other things, new and additional licenses, permits and approvals or governance or ownership structures on us for operating crowdsourced delivery in the future, we will be subject to fines and penalties due to any past non-compliances, increased future compliance costs, heightened challenges and uncertainties, and restrictions upon our current or future operations. Furthermore, on February 7, 2021, the Anti-monopoly Committee of the State Council further published the Anti-monopoly Guidelines for the Internet Platform Economy Sector, or Guideline, which became effective on the same day, aiming at specifying some of the circumstances under which an activity of Internet platform may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. As of the date of this annual report, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly. However, as the Guideline is newly enacted, uncertainties still exist in relation to its interpretation and implementation. Due to the varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and/or materially and adversely affect our financial conditions, operations and business prospects. In addition, our success, or perceived success, and increased visibility may also drive some businesses that perceive our business model negatively to raise their concerns to local policymakers and regulators. These businesses and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes, or seek to have, a market presence in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede our business and the ability of riders to utilize our platforms. If we are unable to manage these risks, our business and results of operations could be materially and adversely affected.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business.

We cannot assure you that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights owned by others. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. For example, our Dada trademark under category 39 of the China Trademark Law and relevant regulations has been sued and challenged for trademark infringement and we as a result purchased the relevant trademark from the plaintiff through settlement process. In addition, there may be third-party intellectual property that is infringed by products offered by the retailers on our platforms. There could also be existing intellectual property rights of which we are not aware that we may inadvertently infringe. Owners of intellectual property rights purportedly relating to some aspect of our business, if any such owners exist, would seek to enforce lawsuits and proceedings against us in China, the United States or any other jurisdictions.

As of the date of this annual report, we are in the process of applying for the trademark registration of Dada Now under certain categories, including but not limited to categories of computer and computer software. Therefore, we face potential liability and expense for trademark infringement claims brought by owners of other trademarks similar to Dada Now.

Further, the application and interpretation of China’s intellectual property laws are still evolving and are uncertain. If we are found to have violated the intellectual property rights of others, we may be subject to liability and penalty for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our reputation, business and operations by restricting or prohibiting our use of the intellectual property at issue.

Our platforms contain software modules licensed to us by third-party authors, such as online map providers, under open source licenses. Companies that combine their proprietary software with open source software, from time to time, face claims challenging the ownership of open source software and compliance with open source license terms. Although we monitor our use of open source software to avoid subjecting our platform to conditions we do not intend, we may face suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face intellectual property infringement or other liability, or be required to seek costly licenses from third parties to continue providing our services on terms that are not economically feasible, to re-engineer our platforms, to discontinue or delay the provision of our services if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our proprietary technologies, trademarks, copyrights, patents, domain names, know-how and similar intellectual property as critical to our success. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. However, the functionality of our platforms might be reproduced and our source code might be copied. We have been and may continue to be an attractive target to attacks in the future because of our brand recognition in China. We have policies and measures in place to prevent unauthorized use of our intellectual property. However, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are also subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our management and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may fail to successfully make necessary or desirable strategic alliance, acquisition or investment, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

We may pursue selected strategic alliances and potential strategic acquisitions that are supplemental to our business and operations, including opportunities that can help us further expand our service offerings and improve our technology system. However, strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. In addition, we may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

The costs of identifying and consummating strategic acquisitions may be significant and subsequent integrations of newly acquired companies, businesses, assets and technologies would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. We may also incur significant expenses in obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The acquired businesses or assets may not generate the financial results we expect and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

The COVID-19 epidemic has had and could continue to have a material adverse impact on our business, operating results and financial condition.

In recent years, there have been outbreaks of epidemics in China and globally. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. As a result, our operations were impacted by delays in business activities, commercial transactions and general uncertainties surrounding the duration of the government’s extended business and travel restrictions. In particular, the travel restrictions resulted in the short-term shortage of migrant workers in large cities, which had temporarily adversely affected our delivery capacity. Certain customers required and may require additional time to pay us, which temporarily increased and could temporarily increase the amount of accounts receivable and negatively affect our cash flows. Our acquisition of new consumers through referrals by staff at the retailer stores were adversely affected in February as people were highly encouraged by the local government to stay at home during that period. Moreover, we took a series of measures in response to the epidemic to protect our employees, including, among others, temporary closure of our offices, remote working arrangements for our employees and travel restrictions or suspension. These measures reduced the capacity and efficiency of our operations. We have also provided our riders with masks, hand sanitizers and other protective equipment immediately after the outbreak, which had increased and may continue to increase our operations and support costs. In addition, our business operations could be disrupted if any of our employees is suspected of contracting the COVID-19 or any other epidemic disease, since our employees could be quarantined and/or our offices be shut down for disinfection.

The potential downturn brought by and the duration of the COVID-19 epidemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. While most of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the virus. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Although there is no immediate material negative effect on us, the extent to which the COVID-19 epidemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be adversely affected directly, as well as indirectly to the extent that COVID-19 or any other epidemic harms the Chinese economy in general.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of other widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or prolonged outbreak of an epidemic illness or other adverse public health developments in the PRC or elsewhere could materially disrupt our business and operations. Such events could also significantly affect our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees were suspected of having any of the epidemic illnesses, since this could require us to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or Chinese economy in general. Our operations could also be severely disrupted if our customers, suppliers or other participants were affected by such natural disasters, health epidemics or other outbreaks.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first half of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2012. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

In connection with the audits of our consolidated financial statements for the year ended 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of financial reporting.

The material weakness that has been identified relates to our lack of detailed accounting policies in certain areas and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. The significant deficiency that has been identified relates to our insufficient formal risk assessments and comprehensive control policies and procedures established based on an internal control framework. Either of the material weakness or the significant deficiency, if not remediated timely, may lead to material misstatements in our consolidated financial statements. We have historically restated our consolidated financial statements for the two years ended December 31, 2017 due to material accounting errors. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness and other deficiencies, we have taken measures and plan to continue to take measures to remediate these control deficiencies. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness and other deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weakness and other deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the Nasdaq Global Select Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2021, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. However, our independent registered public accounting firm will not issue an audit report on our internal controls over financial reporting until we cease to be an emerging growth company. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we contribute significant management efforts. We may experience difficulty in meeting these reporting requirements in a timely manner.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our ADSs and we could be subject to sanctions or investigations by the Nasdaq Global Select Market, SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provision of value-added telecommunication services, with a few exceptions, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business.

We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide internet information services under PRC laws. To comply with PRC laws and regulations, we operate our business through cooperation between the WFOEs and the VIE and its subsidiaries, and each of Shanghai Qusheng, our consolidated variable interest entity, or our VIE, and its subsidiary, JDDJ Youheng, holds a VATS License covering online data processing and transaction processing business (operating e-commerce) and internet information services, and JDDJ Youheng holds a VATS License for call centers. Dada Glory, one of our WFOEs, is our wholly owned PRC subsidiary and a foreign-invested enterprise under PRC laws. Dada Glory has entered into a series of contractual arrangements with our VIE and its shareholders, which enable us to:

•	exercise effective control over our VIE;

•	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of our VIE; and have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate financial results of our VIE and its subsidiaries into our consolidated financial statements under U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of our PRC counsel, Commerce & Finance Law Offices, (i) the ownership structures of Dada Glory and our VIE, currently do not result in violation of applicable PRC laws and regulations currently in effect; and (ii) the agreements under the contractual arrangements between Dada Glory, our VIE and its shareholders governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in violation of applicable PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC regulatory authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues;

•	shutting down our servers or blocking our app/websites;

•	requiring us to restructure our ownership structure or operations;

•	restricting or prohibiting our use of the proceeds from our financing activities to finance the business and operations of our VIE and its subsidiaries; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIE in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from our consolidated variable interest entity, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of our VIE in our consolidated financial statements in accordance with U.S. GAAP.

The contractual arrangements with our VIE and its shareholders may not be as effective as direct ownership in providing operational control.

We have to rely on the contractual arrangements with our VIE and its shareholders to operate the business in areas where foreign ownership is restricted, including provision of certain value-added telecommunication services. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the director of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIE were to refuse to transfer their equity interests in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have actual or potential conflicts of interest with us.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIE have executed powers of attorney to appoint Dada Glory or a person designated by Dada Glory to vote on their behalf and exercise voting rights as shareholders of our VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIE and the validity or enforceability of our contractual arrangements with our VIE and its shareholders. For example, in the event that any of the shareholders of our VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIE by us. Similarly, if any of the equity interests of our VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) each of the spouses of Mr. Philip Jiaqi Kuai and Mr. Jun Yang has respectively executed a spousal consent letter, under which each spouse agrees that she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the VIE and its shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of Dada Glory, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, substantially uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by MOFCOM and the NDRC and took effect in July 2020. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We may lose the ability to use and enjoy assets held by our VIE that are critical to the operation of our business if our VIE declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our VIE holds certain assets that may be critical to the operation of our business. If the shareholders of our VIE breach the contractual arrangements and voluntarily liquidate the VIE or its subsidiaries, or if our VIE or its subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if our VIE or its subsidiaries undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

If we exercise the option to acquire equity interest of the VIE, this equity interest transfer may subject us to certain limitations and substantial costs.

Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, promulgated by the State Council in December 2001, as amended, foreign investors are not allowed to hold more than 50% of the equity interest of any company providing certain value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must have prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Qualification Requirements. Currently no applicable PRC laws or regulations provides clear guidance or interpretation on these requirements. We still face the risk of not satisfying the requirement promptly. If PRC laws change to allow foreign investors to invest in value-added telecommunications enterprises in the PRC, we may be unable to unwind our contractual arrangements with the VIE and its shareholders before we are able to comply with the Qualification Requirements and other requirements.

Pursuant to the contractual arrangements, Dada Glory has the irrevocable and exclusive right to purchase all or any part of the relevant equity interest in our VIE from our VIE’s shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. The consideration Dada Glory pays for such purchases will be the lowest price as permitted under applicable PRC laws. This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the Ministry of Commerce, the Ministry of Industry and Information Technology, the State Administration of Market Regulation, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The equity transfer price to be received by our VIE under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic, political and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of development, growth rate, level of government involvement and control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. In addition, the PRC government continues to play a significant role in regulating industry development by imposing relevant industrial policies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since the PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies operating in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our VIE and its subsidiaries. Such corporate structure may subject us to sanctions, compromise enforceability of related contractual arrangements, which may result in significant disruption to our business.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the State Internet Information Office (with the involvement of the State Council Information Office, MIIT, and the Ministry of Public Security). The primary role of the State Internet Information Office is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

Our VIE, Shanghai Qusheng, and its subsidiary, JDDJ Youheng, each currently holds a license for internet information services, or the ICP License, which is a kind of VATS License. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. According to the recent practice in China, if any commercial internet content-related service or online data processing and transaction processing service is to be carried out via mobile apps, such mobile apps are required to be registered on the VATS License of the operator of such mobile apps.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management residing in China. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management personel and management department are in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Dada Nexus Limited is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of Dada Nexus Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the SAT, issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of previous and future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by shareholders or investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

The Chinese government has provided tax incentives to our PRC subsidiaries in China, including reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. In addition, some of our PRC subsidiaries enjoy local government subsidies. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our PRC subsidiaries in China, could adversely affect our business, financial condition and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC, or MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, the Rules of the MOFCOM on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by MOFCOM and became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our 2015 Plan and 2020 Plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to make payment under the relevant incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations Relating to Stock Incentive Plans.”

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Stock Incentive Plans.”

Failure to comply with PRC laws and regulations on leased property may expose us to potential fines and negatively affect our ability to use the properties we lease.

Certain of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements.

In addition, certain use of our leased properties has exceeded the lease term as stipulated in relevant lease agreements without extension or renewal, where the use of such properties may become unavailable to us.

Our lessors are required to comply with various laws and regulations to enable them to lease effective titles of their properties for our use. For instance, properties used for business operations and the underlying land should be approved for commercial use purposes by competent government authorities. Failure to do so may subject the lessors to monetary fines or other penalties and may lead to the invalidation or termination of our leases by competent government authorities, and therefore may adversely affect our ability to use the leased properties. In addition, certain lessors of our leased properties have not provided us with valid property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties or they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated.

As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties, but we may be forced to relocate the affected offices and incur additional expenses relating to such relocation.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. Beneficial owners of the offshore special purpose vehicle who are PRC residents are also required to make annual filing with the local banks regarding their overseas investment status. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If our shareholders who are PRC residents or entities or our beneficial owners who are PRC residents do not complete their registrations or filings with the local SAFE branches, our PRC subsidiaries may be subject to fines and legal sanctions, and we may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Mr. Philip Jiaqi Kuai and Mr. Jun Yang have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration or filing requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations, approvals or annual filings required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to complete or amend the foreign exchange registrations or annual filings of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the relevant PRC overseas investment regulations.

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments, or NDRC Order No. 11, which took effect as of March 1, 2018. According to NDRC Order No. 11, non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local MOFCOM branch. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE on July 13, 2009 and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.

We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the relevant authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time, which may adversely affect our business, financial condition and results of operations.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, which are foreign-owned enterprises, may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends.

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans to our PRC subsidiaries and our VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, our VIE and its subsidiaries. We may make loans to our PRC subsidiaries, our VIE and its subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE or filed with SAFE in its information system. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to our VIE, which is a PRC domestic company. Further, we are not likely to finance the activities of our VIE by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information and certain other businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or VIE or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or VIE when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our financing activities and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and China’s foreign exchange policies. In 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we received from our financing activities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated variable interest entity to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

The SEC has announced interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection for three consecutive years. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our auditor’s audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the Nasdaq Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future or imported products begin to be or continue to be listed on our platforms, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the consumer demand for certain products listed on our platforms, prevent us from being able to list certain products on our platforms or provide services in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

Risks Related to Our ADSs

The trading price of the ADSs may be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on the Nasdaq Global Select Market on June 5, 2020, the closing trading price of our ADSs has ranged from US$14.75 to US$57.95 per ADS. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. The trading performances of other Chinese companies’ securities, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of our conduct. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow;

•	fluctuations in operating metrics;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new solutions and services and expansions by us or our competitors;

•	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;

•	changes in financial estimates by securities analysts;

•	detrimental negative publicity about us, our competitors or our industry;

•	additions or departures of key personnel;

•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	regulatory developments affecting us or our industry; and potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted share incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We may be subject to short seller attacks from time to time in the future. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our ADSs and our business operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering and follow-on offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may adversely affect your interests and make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement, our shares and the ADSs and the transactions contemplated thereby, and in that regard, to the fullest extent permitted by law, holders and beneficial owners of ADS waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the deposit agreement is sufficiently prominent such that a party has knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement, our shares and the ADSs and the transactions contemplated thereby. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

In addition, the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement, our shares, the ADSs or the transactions contemplated thereby be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, while to the extent there are specific federal securities law violation aspects to any claims against us or the depositary brought by any holder or beneficial owner of ADSs, the federal securities law violation aspects of such claims may, at the option of such holders or beneficial owners, remain in state or federal court in New York, New York. We believe that a contractual arbitration provision, especially when excluding matters relating to federal securities law violation, is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement.

The waiver of jury trial, exclusive jurisdiction and arbitration provision may, among other things, have the effect of limiting and discouraging lawsuits against us and/or the depositary, lead to increased costs to bring a claim, limit access to information and other imbalances of resources between holders and beneficial owners of ADSs and us, or limit your ability to bring a claim in a judicial forum you find favorable. If a lawsuit can only be heard by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action. However, no condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards.

As a Cayman Islands exempted company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs or our ordinary shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat our consolidated VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated VIE for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were treated as a PFIC for any taxable year during which a U.S. investor held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we may incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, the Nasdaq Global Select Market, impose various requirements on the corporate governance practices of public companies. These rules and regulations increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly.

Operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the number of additional costs we may incur or the timing of such costs.

In addition, as an emerging growth company, we still incur expenses in relation to management assessment according to requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002. After we are no longer an “emerging growth company,” we expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

Item 4.	Information on the Company

A.	History and Development of the Company

We commenced operations through Shanghai Qusheng Internet Technology Co., Ltd., or Shanghai Qusheng, and launched our Dada Now app in July 2014.

In July 2014, Dada Nexus Limited was incorporated in the Cayman Islands as an offshore holding company to facilitate our offshore financing activities. Shortly following its incorporation, Dada Nexus Limited established a wholly owned subsidiary in Hong Kong, Dada Group (HK) Limited, or Dada HK. In November 2014, Dada HK established its wholly owned subsidiary in China, Dada Glory Network Technology (Shanghai) Co., Ltd., or Dada Glory.

In April 2016, we established our cooperative relationship with JD Group, which became one of our strategic investors. We entered into a business cooperation agreement with JD Group, acquired the entire business of JDDJ through, among other things, acquiring all equity interests in Shanghai JD Daojia Yuanxin Information Technology Co., Ltd., or Shanghai JDDJ, and received US$200 million in cash. In exchange, we issued ordinary shares, preferred shares and a warrant to purchase preferred shares to JD Group. In December 2017, JD Group exercised its warrant to acquire additional preferred shares of ours. In August 2018, JD Group further invested a total of US$180 million in our preferred shares.

In June 2016, we entered into a business cooperation agreement with Walmart Group, which was amended and restated in August 2018. In October 2016, Walmart Group became one of our strategic investors and invested US$50 million in our preferred shares. In August 2018, Walmart Group further invested a total of US$320 million in our preferred shares.

For details of JD Group’s and Walmart Group’s beneficial ownership in our equity securities, please see “Principal Shareholders.”

In November 2014, we gained control over Shanghai Qusheng, through Dada Glory, by entering into a series of contractual arrangements with Shanghai Qusheng and its shareholders.

In June 2020, we listed our ADSs on the Nasdaq Global Select Market under the symbol “DADA.”

In March 2021, JD.com, through its subsidiary, entered into a share purchase agreement with us, under which JD.com has agreed to invest a total of US$800 million in our newly issued ordinary shares, at a per share price that equals to the closing trading price of our ordinary shares on the Nasdaq Global Select Market on March 19, 2021, the last trading day prior to the date of the share purchase agreement. Following the transaction, JD.com will hold, taking into account its existing holding, approximately 51% of our issued and outstanding shares. The closing of the transaction is subject to satisfaction of customary closing conditions and procedures, including applicable governmental filings, and there can be no assurance that clearance from applicable governmental authorities will be granted. JD.com has agreed not to sell, transfer or dispose of any shares acquired in the transaction for six months after the closing.

Our principal executive offices are located at 22/F, Oriental Fisherman’s Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai 200082, People’s Republic of China. Our telephone number at this address is +86 21 31657167. Our registered office in the Cayman Islands is located at the office of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 32311, Grand Cayman KY1-1209, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website ir.imdada.cn. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are a leading platform of local on-demand retail and delivery in China.

Our Business Model

We operate two major complementary business platforms: Dada Now, a leading local on-demand delivery platform, and JDDJ, one of China’s largest local on-demand retail platforms.

Dada Now

Dada Now is a leading local on-demand delivery platform, providing both intra-city delivery and last-mile delivery services on an on-demand basis. As of December 31, 2020, our intra-city delivery service covered around 1,400 cities and counties in China, and our last-mile delivery service covered more than 2,700 cities and counties in China. Both services covered all the tier 1 and tier 2 cities, and we continue to penetrate into lower- tiered cities. In 2020, our riders collectively delivered 1,057.1 million orders. In 2018, 2019 and 2020, we delivered more than 6.3 million, 9.2 million and 10.8 million orders on the respective peak day of such period.

Intra-city delivery service

Our intra-city delivery service enables merchants and individual senders to have their parcels delivered quickly on an on-demand basis. We typically complete intra-city delivery orders within a three-kilometer radius less than one hour after order placement. Orders for delivery outside a radius of three kilometers may take longer to complete.

The following diagram illustrates the typical process of an intra-city delivery order.

We have developed a proprietary smart order recommendation and dispatching system that automatically matches orders on a real-time basis with riders on our crowdsourcing platform. In most cases, the system recommends a waiting order to a group of riders selected based on factors such as the riders’ real-time location relative to locations of the sender and recipient, the riders’ usual service coverage and service rating, and the nature of the other orders they are currently delivering. The riders then have the option to respond to the waiting order, and the system assigns the order to the rider who responds first. The first responder collects the parcel from the sender and delivers the parcel to the designated recipient. In certain scenarios where the orders are more time-sensitive or require instant responsiveness, we designate a number of riders to be stationed at a particular store of a merchant, and our system automatically assigns each order from this store to one of these stationed riders. If needed, our crowdsourced riders can also supplement the delivery capacity of the stationed riders. The flexibility of the foregoing two approaches, together with the strong technological foundation of our smart order recommendation and dispatching system, enables us to optimize the performance and efficiency of our delivery network.

Our system tracks the direction and location of each rider on a real-time basis, and calculates and recommends the optimal delivery route based on the respective locations of the rider, the sender and the recipient. The system also automatically batches the orders that can be efficiently delivered as a bundle, and recommends the optimal delivery sequence and routes.

Order sources

We provide intra-city delivery services to a broad range of senders, including chain merchants, small- and medium-sized enterprise (SME) merchants and individual senders. Merchants either use Dada Now to fulfill their orders from JDDJ or place delivery orders directly with Dada Now. Individual senders place intra-city delivery orders directly with Dada Now.

Chain merchants. We provide on-demand delivery service to large chain merchants with national or regional coverage, in particular leading supermarket chains, such as Walmart, Yonghui and CR Vanguard, helping them fulfill orders placed on the JDDJ platform as well as via other channels. Leveraging our inter-connected platforms and technology capabilities, we are able to provide these supermarkets with value-added services and solutions covering picking and delivery processes, which greatly improves their fulfillment efficiency and in turn distinguishes us from other delivery service providers. Other chain merchants mainly include pharmacies, restaurants and fresh produce marketplaces that operate under a chain business model.

We typically establish communications with chain merchants at headquarter level to obtain a holistic view of their requirements and preferences, and provide services and support to each store in their chains. Our business development team is dedicated to establishing and maintaining long-term relationships with our chain merchants. This team works closely with chain merchants to better understand their overall strategies and needs. As we strengthen our relationships with chain merchants, we are able to provide services catering to their requirements and explore additional services tailored to their changing preferences. Through our cooperation with chain merchants, we also gain valuable industry and market insights, which help us improve our service quality.

SME merchants. Our SME merchants, such as restaurants, flower shops and bakery stores, have limited geographical coverage. We identify SME merchants and maintain cooperative relationships with them at a local level, since familiarity with the local market is key to providing satisfactory service to SME merchants.

Individual senders. Individual senders use our services to satisfy their daily delivery needs that are time sensitive. We offer three types of services to individual senders, namely, “deliver for me”, “fetch for me” and “buy for me.” “Deliver for me” enables individual senders to have their items picked up at specified places and delivered to designated recipients by our riders. As to “fetch for me” service, riders pick up items at specified places designated by recipients and deliver to recipients. “Buy for me” enables individuals to instruct riders to shop their desired merchandise at specified or any local stores and deliver to them.

Pricing

We use two pricing models when charging merchants and individual senders for our intra-city delivery service. For certain chain merchants, a fixed rate is attached to each parcel, as adjusted pursuant to pre-agreed variances under our respective agreements with such chain merchants. In other cases, primarily for SME merchants and individual senders, a variable per-order rate is calculated based on an algorithm taking into account the city/region, distance to deliver, and parcel weight/volume, and a “surge price” is sometimes applied in case of short rider supply caused by bad weather conditions or other reasons.

On the rider side, the delivery fee paid to the rider for each order is dynamically calculated by our proprietary real-time automated pricing system. Using deep learning technologies, the automated pricing system sets the delivery fee of each order algorithmically based on distance, parcel weight/volume and other factors, as well as the real-time rider supply in the area and weather conditions. We believe this system ensures on-time acceptance and delivery of each order while keeping the delivery cost efficient.

Last-mile delivery service

Our last-mile delivery service enables merchants to deliver parcels from the merchant’s delivery station to a final destination on an on-demand basis. Fulfillment of our last-mile delivery services typically takes less than four hours. The following diagram illustrates the process for the completion of a typical on-demand last-mile delivery order.

Our system matches riders with merchants’ delivery stations. Riders collect parcels from delivery stations and deliver them to designated recipients. For each rider, orders are assigned to him or her by the director of the matched delivery station through our system. As a rider delivers more orders for the matched delivery station, the station’s director understands better such rider’s delivery area and capacity. The director generally assigns orders that fall within the rider’s usual delivery coverage area to leverage his or her experience in navigating the routes and neighborhood to achieve optimal delivery efficiency.

Order sources

We mainly provide last-mile delivery services to logistics service providers, such as JD Logistics. Typically, those logistics service providers have their own network of delivery stations and our riders pick up parcels from these delivery stations. Orders for our last-mile delivery service are usually placed in batches.

We act as a local delivery partner for JD Logistics. Orders from JD Logistics accounted for a substantial majority of our total last-mile delivery orders in 2020. We help JD Logistics deliver orders as a last-mile delivery force, especially in peak seasons, such as the anniversary sales promotional campaign of JD.com around June 18 each year and the Singles’ Day promotion period around November 11 each year.

We have also started to diversify our merchant types beyond logistics service providers and broaden our service offerings. Our reliable and efficient last-mile delivery coverage matches with the needs of local merchants that require time-sensitive on-demand order fulfillment. For example, we provide on-demand last-mile delivery service to merchants with no offline storefronts, such as online bakery stores, and pick up orders directly from their distribution outlets for seamless and speedy delivery to their customers. We also help deliver insurance documents, such as insurance policies and invoices, for reputable insurance companies on an on-demand basis.

Pricing

Pricing terms for our last-mile delivery service are specified under our framework agreements with merchants, mostly renewed on an annual basis. We generally charge a fixed fee for our last-mile delivery orders, which may be adjusted from time to time based on supplemental agreements with the merchants.

Riders

Our rider team consists of mostly part-time crowdsourced individuals, as well as some riders from outsourced delivery agencies. The riders are equipped with fit-for-purpose packaging kits, uniform, helmets and other equipment that bear our logo and brand name. We also set up supply stations for the riders to recharge their electric vehicle batteries and to rest.

We attract new riders primarily through strong word-of-mouth referrals. We also provide incentives to retain riders, such as weekly rewards distributed to certain qualified riders. Moreover, we provide incentives to riders delivering orders in unfavorable weather conditions.

Each rider is required to undergo a personal identification verification and screening process before becoming a rider on our platform. Further, we require the “rider comprehensive insurance,” which covers personal accident, third-party personal injury and property damage, to be purchased for each active rider every day before the rider responds to the first waiting order available to him or her. The insurance premium is paid by the riders.

As riders directly interact with consumers and merchants, we believe training programs play an important role in enhancing customer experience and building our brand image. We provide both online and offline training programs to our riders. In particular, we have systematically designed training programs aiming at improving the service quality of our riders, and we mandate additional trainings for underperforming riders. The training programs generally cover the introduction of the delivery process, demonstrative use of the app specifically designed for our riders, communication with consumers and merchants and safety precautions.

We also have a digitalized rider management system to record, monitor and manage the riders, covering registration, training and delivery performance. We keep track of a list of rider-related indicators by region, city and business module both on a daily and real-time basis. Based on these indicators, we can better analyze our delivery capacity and arrange our delivery force appropriately. In addition, we closely follow newly-registered riders and their training progress, which help us to better allocate riders and formulate rider recruitment plans. Moreover, we have established a rider ranking system by classifying riders into different levels. The level of each rider is largely determined based on his or her service rating which is linked to the riders’ level of activity and customer feedbacks. This system allows us to evaluate rider performance and reward and retain good riders accordingly, hence ensuring riders’ service quality and enhancing customer experience.

JDDJ

JDDJ is a leading local on-demand retail platform in China, benefiting participants including consumers, retailers and brand owners. GMV generated from JDDJ increased reached RMB25,262 million in 2020. As of December 31, 2020, JDDJ covered around 1,400 cities and counties in China. The following diagram outlines the order and fulfillment process of JDDJ.

How JDDJ benefits consumers

Consumers can directly access the JDDJ platform via the JDDJ website and mobile app, Weixin public accounts and mini-programs or through entry points operated by third parties. Through our cooperation with JD, access to JDDJ is embedded into the JD mobile app, JD.com and JD’s Weixin mini-program. In 2020, we had 41.3 million active consumers on JDDJ platform.

Values for consumers

Great variety of products and retailers at finger tips. JDDJ hosts a wide range of retailers, offering a variety of products with multiple retailers for each product. Categories of retailers include supermarkets, fresh produce marketplaces, pharmacies, flowers shops, bakeries and fashion stores. In particular, leading supermarket chains that we partner with, such as Walmart, Yonghui, CR Vanguard, are accessible on JDDJ.

Personalized access to retailers and informed choice. Consumer can filter and choose retailers based on a variety of factors, including location, popularity and quality rating. Utilizing our data analytics capacity, we provide consumers with personalized content and interface that match their purchasing habits and geographic proximity to retailers, in the form of different SKU layouts, item recommendations and tailored search results. Consumers can also stay informed about value-for-money deals on our platform or follow a certain retailer to receive promotion messages from the particular retailer. Before ordering, consumers can read ratings of the retailer and products from other consumers, and compare the prices for each product by searching the item across different retailers.

Convenient ordering and speedy fulfillment. JDDJ offers a quick and easy way for consumers to order products. The on-demand retail service ensures speedy fulfillment of orders only by a few clicks, allowing consumers to get instant gratification with the desired products in their hands. In particular, leveraging the synergy with our Dada Now platform, we can timely deliver the orders. Moreover, consumers can store payment and delivery details, as well as details of previous orders and favorites, for future ease of ordering.

Consumer interaction

Consumer management. We timely follow up with new consumers after they have placed their first orders. We offer incentives, such as coupons, to new consumers to encourage repeated purchases. In addition, we invite new consumers to join a Weixin-based live chatting community primarily maintained by us to enhance their engagement through community-based marketing and encourage repeated purchases. Utilizing consumer profiles based on consumer behavior analysis, we adopt different approaches in interacting with different types of consumers. For example, we adopt different promotional activities and marketing strategies for consumers with different purchasing power in different cities.

Promotional events. We carry out promotional events from time to time by rewarding consumers with discount coupons and vouchers. For instance, each Wednesday, we deliver a limited number of orders that are above a certain order value threshold on JDDJ without charging delivery fees.

Membership programs. We offer membership programs, through which members enjoy some special benefits, such as member-only discount coupons and promotional items. Further, consumers can also join membership programs of retailers and brand owners through our platform, and receive membership benefits provided by the relevant retailers and brand owners.

How JDDJ benefits retailers

We empower retailers to conduct their on-demand retail business in a more efficient way. We help retailers improve sales per square foot and labor efficiency with on-demand delivery infrastructure and technology-based services and solutions. In 2020, JDDJ had more than 114,700 active stores that had orders completed during the year, representing an increase of 167% from about 43,000 active stores in 2017.

On-demand delivery infrastructure

Local on-demand delivery infrastructure is critical to the success of local retail business. Leveraging our Dada Now platform, we are able to fulfill orders placed on JDDJ in a speedy manner.

Commercial support

JDDJ brings a significant amount of online traffic, so that retailers can access a broader range of potential consumers who are not within the reach of offline sales channels. Such consumers include those who are less willing to visit brick-and-mortar stores due to factors such as purchasing habits, convenience and time availability. Additionally, consumers that are attracted by JDDJ’s various benefits may purchase at a retailer more frequently through JDDJ compared to through offline channels. JDDJ hence provides an additional channel for attracting consumers and boosting sales. In addition, through our cooperation with brand owners, our platform facilitates retailer’s access to brand resources.

Technology-based services and solutions

We provide comprehensive retail solutions, CRM services and smart offline-store solutions to retailers.

Comprehensive retail solutions. We provide an omni-channel online retail operation system that allows a retailer to manage its online SKUs, inventories, and promotions, as well as process online orders across multiple channels. We provide other comprehensive solutions that facilitate retailers throughout the process of handling online orders, including warehouse management and order picking.

•	WMS

Our WMS tracks and manages the inventory of SKUs for online sales that are stored in the pick zone of a retail store or a warehouse. It maintains the isle and shelf number of each SKU and helps the store staff who picks items quickly locate them through our “Picking Assistant” app. When the inventory of a SKU is running low, WMS sends out instructions to store staff to replenish its inventory to a level calculated based on its sales record. Using WMS to accurately manage and replenish inventory, a retailer can effectively reduce the out-of-stock ratio in consumer orders.

•	Picking solutions

Different retail stores have different needs based on their sizes, product offerings and layout of shelves. We provide three picking solutions for retailers with different needs, namely, the full-pick-zone solution, the pick-from-store solution, and the hybrid solution. For the full-pick-zone solution, all items for online sale are stored and picked entirely in a dedicated pick-zone inside a retail store, and the picking of an order can take as fast as three minutes. The pick-from-store solution requires no pick zone, and the items of an online order are picked from the shelves in the marketplace of the store. For the hybrid solution, some items of an online order are picked from the pick zone while others are picked from the marketplace of the store, possibly by different staff. We provide professional advice to retailers to help them choose the picking solution most suitable to their needs, and assist them with implementing the solution, such as building facilities, installation of relevant software and training of picking staff.

•	“Picking Assistant” app

We have developed a “Picking Assistant” app to help staff at retailers view orders and pick items accordingly. When a consumer order is placed for a store, the app displays the picture and UPC (Universal Product Code) of each item in the order for the staff to locate the item quickly and accurately. The “Picking Assistant” app is also able to bundle multiple orders into a single picking task by re-grouping items in such orders by product categories. This app greatly improves picking efficiency and accuracy for retailers.

CRM services. We provide CRM services to help retailers on the JDDJ platform interact with their current and potential consumers. Through our “Membership Pass” program, we help a retailer establish an online membership program or link its existing offline membership program with online consumers to create an omni-channel membership program. Based on such program, we enable the retailer to digitize its customer base. Furthermore, we have built in CRM tools in our “Pan’gu Marketing” system, which allow retailers to send promotional push notifications and text messages. Through such CRM tools, we empower retailers to target and communicate with their members and potential consumers for effective marketing. As of December 31, 2020, our CRM tools embedded in “Pan’gu Marketing” system have been adopted by 215 retailers covering more than 40,000 stores.

Smart offline-store solutions. We provide self-check-out equipment to offline retail stores and Scan-n-go solutions to improve store operation efficiency and consumer experience. Consumers can scan product barcodes with the JDDJ app and make mobile payment, which helps offline stores reduce in-store labor needs and waiting time at check-out.

Operational insights

Based on our analysis of consumer feedback and behavior across the JDDJ platform, we share operational insights with retailers. We believe such insights are more comprehensive than those can be obtained by one single retailer, and are valuable in helping retailers improve their inventory and logistics planning, sales plans and merchandise offerings. For example, we can generate sales forecasts for each product item and provide product assortment and replenishment recommendations to help retailers increase sales and improve inventory turnover efficiency.

Retailers can also benefit from the insights offered by consumers via the ratings posted by them on JDDJ.

We gained valuable experience from our cooperation with leading supermarket chains, which in turn can be utilized to help improve the operation capabilities of other cooperative retailers.

How JDDJ benefits brand owners

With the fast growing on-demand retail business, JDDJ acts as an important and efficient promotional channel for brand owners, helping them reach more consumers. Many brand owners have successfully built brand awareness and run brand promotions on our platform. The number of brand owners we directly cooperated with was 156 in 2020.

We help brand owners run special promotions and targeted marketing campaigns utilizing our extensive insights on consumer behavior and consumer feedback. Through traditional offline sales channels, it is usually difficult for brand owners to obtain such insights given the fragmented distribution channels and difficulties in collecting and analyzing sales data on a real-time basis. We enable brand owners to better understand consumers, and to carry out promotions more efficiently towards prospective consumer groups.

More and more brand owners are launching their new products on our platform. Combined with promotions on JDDJ featuring the new product that help boost sales of the new product through retail channels, we help brand owners raise awareness of the new product among consumers on our platform in a cost-effective way. In addition, by utilizing the insights gained from our platform, brand owners can better develop new products catering to evolving consumption behavior.

Our platform enables brand owners to reach retailers directly. Through their better interaction with retailers, brand owners can expand their outreach to consumers in lower-tiered cities and enrich product offerings to those consumers. In particular, consumers in lower-tiered cities can access new products more easily and quickly, which in turn increases sales volume for brands.

Moreover, we also help brand owners optimize their sales channels and product offerings by utilizing insights gained on our platform. Leveraging insights on consumer behavior and consumer feedback, brand owners can have a better understanding of sales through different retail channels and therefore optimize allocation of brand resources to consumer preferred retail channels. With such consumer insights, brand owners can also optimize their product offerings and portfolios through retail channels.

Furthermore, we help brand owners cultivate their own membership programs. For instance, we cooperate with brand owners to acquire new members for them by offering consumers discount vouchers for certain branded items. We also provide interface for brand owners to access and manage their consumer profiles more easily.

Others

We have been and will continue to explore new growth initiatives under our mission to bring people everything on demand. Historically we have tried front-end warehouse and unmanned retail shelves businesses, and we also recently started offering freight service to logistics companies and retailer shippers.

Our Strategic Partners

JD Group

JD Group, a leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider, is our strategic partner and investor. In April 2016, we entered into a business cooperation agreement with JD Group covering cooperation in areas such as logistics, user traffic and supply chain, for a term of seven or ten years, depending on the cooperation area, with early termination rights of JD Group in the event of change of control of our Company, or the issuance of our equity interests to adverse persons, primarily being competitors of JD Group or ours, or the shut down or material alteration of substantially all of the operation of JDDJ platform, or our sale or other disposition of substantially all of the operation of JDDJ platform. Under the business cooperation agreement, JD Group made a non-compete commitment to us with a term of seven years. As part of our strategic partnership, JD Group offers us the access points embedded into the JD mobile app, JD.com and JD’s Weixin mini-program, which channels us to the consumer traffic available on its platforms. Meanwhile, we act as a local delivery partner for JD Logistics. Orders from JD Logistics accounted for a substantial majority of our total last-mile delivery orders in 2020. Apart from the last-mile delivery service, we are now cooperating with JD Retail to provide retailers with intra-city delivery services of a wide selection of goods, such as grocery, fresh produce and 3C products. We will continue to work closely with JD Group and seek to further expand our service offerings to JD Group.

Walmart Group

Walmart Group is also our strategic partner and investor. Walmart Group is a leading retailer globally with extensive experience in e-commerce, merchandising, procurement and vendor management, logistics and other related areas. In June 2016, we entered into a business cooperation agreement with Walmart Group, which was amended and restated in August 2018. The amended and restated business cooperation agreement has a term of six years, with early termination right of either party in the event of mutual agreement, or material breach of contract by the other party, or the bankruptcy, insolvency or similar proceeding of the other party. We help Walmart Group deliver orders placed on JDDJ or other sources in a speedy manner. We provide Walmart Group with an additional channel for attracting consumers and boosting sales. Moreover, we also offer technology-based services and solutions to Walmart Group, such as the picking solutions and CRM tools.

In 2018, 2019 and 2020, 49.1%, 50.5% and 38.6% of our net revenues were derived from services provided to JD Group, respectively. Walmart Group became a related party of ours in August 2018, and in 2018, 2019 and 2020, 4.6%, 13.0% and 13.8% of our net revenues were derived from services provided to Walmart Group after it became our related party, respectively.

Our Technology Capabilities and Empowerment

We consider technologies our core competence. We have invested strategically and steadily to build our technology capabilities in-house, with the goal of improving user experience and operational efficiency for both of our on-demand delivery and on-demand retail platforms, as well as empowering the retailers on our platform.

On-demand delivery

In our on-demand delivery service, we collect a vast amount of data related to our riders and the delivery orders, and apply data mining and AI technologies to achieve higher operational efficiency, lower delivery cost, and enhance merchants’ and individual senders’ experience. Key components of our on-demand delivery system include a smart order recommendation and dispatching system, an automated order pricing system, and a digitalized rider management system.

Smart order recommendation and dispatching

Our system keeps track of the real-time locations of all riders and the orders they are currently delivering. When a new order is created, we compute a matching score between the order and each of the riders nearby, based on a simulation of the optimal route that rider would take if he or she chooses this order. For example, a rider who can deliver this order together with his or her existing orders via same or similar route is considered more efficient for the task, and therefore assigned a higher score. Such simulation happens at the rate of tens of thousands every second.

The order is then recommended to the riders with high matching scores, or in some cases directly assigned to the rider with the highest score. The system also automatically batches orders that can be efficiently delivered as a bundle, and suggests the best route that the rider should follow to deliver multiple orders. Through this system, we believe we are able to optimize the operational efficiency of the delivery network and lower the delivery cost.

Automated order pricing

The crowdsourced riders on our platform have the option to choose which orders to deliver based on their delivery fee and other factors. Using deep learning technologies, we train a sophisticated AI model from a vast amount of historical data to predict in real-time the probability that an order is chosen by riders nearby at a certain price point, considering factors such as parcel distance and weight, and the current rider supply in the area. Based on the predicted probability, our algorithm sets the delivery fee of the order high enough to guarantee it will be chosen by riders quickly, but not excessively high to maximize operational profit.

Digitalized rider management

We build a digitalized system to record, monitor, and manage the performance of our riders on our platform from their registration and on-boarding to their daily working. For example, we assign a rating to each rider based on his or her service quality such as the ratio of on-time delivery and sender feedbacks, and reward riders based on such ratings, as a way to retain high-quality riders and improve senders’ and recipients’ experience. We provide tools to set up and deploy customized rider campaigns to, for example, increase rider supply around certain retail stores for a promotional event. This system allows us to effectively manage millions of riders with a small operational team, and empowers the outsourced delivery agencies on our platform to manage their riders as well.

On-demand retail

For our on-demand retail business, we utilize the insights gained from consumer behavior and feedbacks on our platform to enhance their shopping experience. We are able to empower retailers to improve product assortment, marketing efficiency and their customer experience, and enable brand owners to launch new products and conduct targeted marketing more effectively. Key components of our technology for the retail business include omni-channel online retail solution, fulfillment solution, customization of shopping experience and assortment recommendation.

Omni-channel online retail solution

Our omni-channel online retail solution serves as an operation system for a retailer’s online business. It allows a retailer to efficiently manage its online SKUs, inventories, and promotions, as well as process online orders across multiple channels, through a unified set of tools and interfaces.

Fulfillment solution

We provide retailers with an end-to-end online order fulfillment solution, including the WMS for managing in-store pick zone, the “Picking Assistant” app for improving picking efficiency and accuracy, and various picking and delivery strategies based on customized requirement of retailers.

This solution achieves highly efficient order fulfillment by optimizing all stages of the fulfillment process in an integrated manner.

Customization of shopping experience

We utilize insights on consumers’ purchasing and browsing behaviors on our platform to train a machine learning model to predict how likely a consumer will purchase a certain item. The content and experience of our JDDJ consumer app is highly personalized according to this model. For example, it displays items and product categories in different orders, provides different product recommendations, and shows different search results for different consumers, in order to improve consumer experience and purchasing rate.

Assortment recommendation

Based on sales data across all retailers on our platform, we are able to provide product assortment and replenishment recommendations better than those based on each retailer’s own data. For example, we compile a list of “must-have” items for each store based on the purchasing history of consumers in this area. This optimizes product portfolios, improves the sales of retailers on our platform, and helps with product turnover.

Our Technology Infrastructure and Team

We build a scalable technology infrastructure relying primarily on proprietary software and systems to support our growing business and customer base. We host our services on servers and network infrastructure rented from third-party cloud computing vendors such as UCloud and JD Cloud, which allow us to scale up our services to meet peak demands especially during promotional seasons in a cost-effective way.

We focus on maintaining and enhancing the reliability and scalability of our systems as it is critical to the 24-7 operation of our business. We design our software architecture in a way that it can be easily scaled up or down according to real-time demands, and deployed quickly to new data centers when an existing data center fails. We have a comprehensive monitoring and alerting system in place to help us locate weaknesses of our systems promptly, and an on-call team to act on any emergencies. We set up a technical committee to regularly evaluate the health of our systems and conduct disaster recovery drills to make sure we can prevent and deal with emergencies effectively.

We have a dedicated in-house research and development team. As of December 31, 2020, this team had 681 members consisting of engineers, product managers, designers, and data analysts. They are engaged in building our technology platform and developing new online and mobile solutions and tools.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, technological know-how, proprietary technologies, and similar intellectual properties as critical to our success. As of December 31, 2020, we mainly owned and used 66 computer software copyrights, eight other copyrights and 18 patents in China for various aspects of our operations and mainly maintained over 600 trademark registrations in China. As of December 31, 2020, we had mainly registered or acquired close to 50 domain names, including imdada.cn and jddj.com, among others.

Data Privacy and Security

We have collected a vast amount of data that are related to our on-demand delivery and on-demand retail business, all with consent from owners of such information. We are committed to protecting the privacy and security of such data. We have established and implemented a strict platform-wide policy on data collection, processing and usage.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security policy. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority.

We back-up our data on a daily basis in multiple secured data storage systems to minimize the risk of data loss. We also conduct frequent reviews of our back-up systems to ensure that they function properly and are well maintained. We have also established an information security team to protect our systems from unauthorized access and malicious attacks, and safeguard the integrity and security of our user data.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We collect, process and use data, some of which contains personal information. Any privacy or data security breach could damage our reputation and brand and substantially harm our business and results of operations.”

Customer and Rider Care

We believe our superior customer service enhances our customer loyalty and brand image. Our customer service personnel interact with all participants on our platforms, including consumers, merchants and riders, to facilitate and smoothen our delivery and retail service process. As of December 31, 2020, there were 477 customer service personnel on our platform serving consumers, merchants and riders, approximately 75.9% of whom were outsourced personnel and the remaining were our own employees.

We have set up a user experience management department and a customer service management department. The user experience management department is responsible for continuously (i) tracking and monitoring user experience, (ii) optimizing service processes, customer service systems and interactive tools, and (iii) establishing efficient user satisfaction and feedback monitoring mechanisms. The customer service management department is in charge of providing timely answers and solutions to customers’ questions and feedbacks via telephone, Weixin or email, and enhancing customer service quality through systematic training and quality management.

As part of customer service management, we operate a call center located in Shanghai and online live-chat system providing real-time assistance seven days a week. The system is available 24 hours for rider-related inquiries, from 9 a.m. to 2 a.m. for customer complaints, and from 9 a.m. to 9 p.m. for other inquiries. In addition, our “Help Center” module with lists of frequently asked questions and answers helps address inquiries outside of real-time assistance hours.

Branding and Marketing

We are committed to building well-trusted brand representing efficiency, timeliness and convenience. We employ a variety of methods to promote our brands and attract potential consumers, merchants and other platform participants.

The uniforms, packaging kits and accessories of our riders bearing our logo creates a significant visual presence. Our riders that wear uniforms showing Dada Now or JDDJ logos function as our brand ambassadors. They also carry our branded bags or boxes that help raise brand awareness.

In addition to the general promotion of our brands, we attract new consumers by offering vouchers both to them and to existing consumers who have recommended them. In addition, we conduct media advertising to attract new consumers as well.

We utilize our existing retailer network for our marketing efforts, which we believe is a highly cost-efficient marketing strategy. For example, we provide retailers with our posters, stickers, booklets, coupons, or other in-store promotion materials to advertise our platform, and offer incentives to working staff in the retail stores for successful acquisition of new user to our platforms.

Competition

Although we are not aware of any peer companies in the industry that operate under a business model that directly resembles ours, our two platforms face competition in their respective markets. There are multiple existing market players that operates on-demand delivery and/or on-demand retail business, such as Ele.me, Meituan Dianping and SF Rush, and there may be new entrants emerging, in each of the markets we operate in, and these market players compete to attract, engage and retain consumers and merchants.

Entry barriers in the local on-demand delivery market mainly include brand recognition and reputation, delivery capacity, efficiency and performance and technology capabilities. Entry barriers in the local on-demand retail market mainly include brand recognition and reputation, product quality and selections, top retailer resources, fulfillment infrastructure and technology capabilities. Our strong technological infrastructure and our logistics capacity powers and continuously improves the delivery efficiency of our on-demand delivery platform. Our on-demand retail platform has a reputation of delivering top-notch services, and we have developed a network of strategic partnerships with almost all the leading supermarket chains in China. Given our competitive advantages, we believe that we are positioned favorably against our competitors.

As we introduce new services similar to ones in the current market, or as other companies introduce new products or services, we may become subject to additional competition. Moreover, new competitive business models may appear, for example based on new forms of social media or social commerce. Further, certain large retailers may build or further develop their own on-demand delivery network. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face intense competition and could lose market share, which could adversely affect our results of operations.”

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We require “rider comprehensive insurance,” covering personal accident, third party personal injury and property damage, to be purchased for each active rider every day before the rider responds to the first waiting order available to him or her. The insurance premium is paid by the riders.

We provide social security insurance including pension insurance, maternity insurance, unemployment insurance, work-related injury insurance and medical insurance to our employees. We also provide supplemental commercial medical insurance for our employees.

Regulation

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors and foreign-owned enterprises are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was first issued in 1995 and amended from time to time. The most updated Catalog was promulgated by the Ministry of Commerce of the PRC, or MOFCOM, and the National Development and Reform Commission or the NDRC, on June 28, 2017 and became effective on July 28, 2017, and contains specific provisions governing market access of foreign capital and stipulates in details the areas of entry pertaining to the categories of encouraged industries for foreign investment, restricted industries for foreign investment and prohibited industries for foreign investment. The Special Administrative Measures for Access of Foreign Investments (2020 Edition) promulgated on June 23, 2020 and became effective on July 23, 2020, or the Negative List 2020, and the Catalog of Encouraged Industries for Foreign Investment (2020 Edition) were promulgated on December 27, 2020 and became effective January 27, 2021, which totally replaced the Catalog. According to the current regulation, any industry not listed in the Negative List 2020 is a permitted industry and is generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Negative List 2020, the foreign investment in value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

In order to coincide the implementation of the Foreign Investment Law (as defined below) and the Implementing Regulations of the Foreign Investment Law (as defined below), the MOFCOM and the State Administration for Market Regulation promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019 and effective from January 1, 2020, which stipulates that foreign investors or foreign-invested enterprises, or the FIEs, shall submit investment information by submitting initial reports, change reports, cancellation reports, annual reports etc. through enterprise registration system and national enterprise credit information publicity system. Announcement of the Ministry of Commerce [2019] No. 62—Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by MOFCOM on December 31, 2019 and Circular of the State Administration for Market Regulation on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by State Administration for Market Regulation on December 28, 2019 further refine the related rules.

Foreign investment law

On March 15, 2019, the National People’s Congress, or the NPC, promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which became effective on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law. The Foreign Investment Law mainly stipulates four forms of foreign investments: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within PRC; (b) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within PRC; (c) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (d) foreign investors invest in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council of the PRC. It does not mention the relevant concept and regulatory regime of VIE structures and uncertainties still exist in relation to its interpretation and implementation.

On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law of the People’s Republic of China, or the Implementing Regulations of the Foreign Investment Law, which became effective on January 1, 2020. The Implementing Regulations of the Foreign Investment Law strictly implements the legislative principles and purpose of the Foreign Investment Law, it emphasizes on promoting and protecting the foreign investment and refines the specific measures. At the same day, the Supreme People’s Court issued an Interpretation on the Application of the Foreign Investment law of the PRC, which also came into effect on January 1, 2020. This interpretation shall apply to any contractual dispute arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, merger of enterprises, division of enterprises, etc.

Regulations Relating to Value-Added Telecommunications Services

Foreign investment in value-added telecommunications

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, respectively. The FITE Regulation stipulates that a foreign-invested telecommunications enterprise in the PRC, or the FITE, must be established as a sino-foreign equity joint venture for operations in the PRC. Under the FITE Regulation and in accordance with WTO-related agreements, the foreign party investing in a FITE engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. In addition, the major foreign party as the shareholder of the FITE must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. The FITE that meets these requirements must obtain approvals from the Ministry of Industry and Information Technology, or the MIIT, and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of the FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalogue of Telecommunications Services, or the Telecom Catalog.

On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII (which is the predecessor of the MIIT) promulgated the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MII Notice, which reiterates certain requirements of the FITE Regulations and strengthens the administration by the MII. Under the MII Notice, if a foreign investor intends to invest in PRC value-added telecommunications business, the foreign investor must establish a FITE and apply for the relevant license for value-added telecommunications services, or the VATS License. In addition, a domestic company that holds a license for the provision of value-added telecommunications services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. The MII Notice also requires that each value-added telecommunications services license holder have appropriate facilities for its approved business operations and maintain such facilities in the business regions covered by its license. The value-added telecommunications services license holder shall perfect relevant measures for safeguarding the network and information, establish relevant administrative policies on information safety, set up the procedures for handling network emergencies and information safety and implement the liabilities system for information safety.

Telecommunications regulations

The Telecommunications Regulations of the PRC, or the Telecom Regulations, promulgated on September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, are the primary PRC laws governing telecommunications services, which set out the general framework for the provision of telecommunications services by PRC companies. The Telecom Regulations require that telecommunications service providers shall obtain licenses prior to commencing operations. The Telecom Regulations draw a distinction between basic telecommunications services and value-added telecommunications services. The Telecom Catalog, promulgated by MII on February 21, 2003 and amended by the MIIT on December 28, 2015 and June 6, 2019, and issued as an attachment to the Telecom Regulations, identifies internet information services and online data processing and transaction processing as value-added telecommunications services.

On July 3, 2017, the MIIT issued the revised Administrative Measures for the Licensing of Telecommunications Business, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures require that an operator of value-added telecommunications services obtain a VATS License from the MIIT or its provincial level counterparts. The term of a VATS License is five years and license holder is subject to annual inspection.

Internet information services

On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, or the ICP Measures, as amended on January 8, 2011. Under the ICP Measures, the internet information service is categorized into commercial internet information services and non-commercial internet services. The operators of non-commercial internet information services must file with relevant governmental authorities and operators of commercial internet information services in China must obtain an ICP License, from the relevant governmental authorities. And the provision of particular information services, such as news, publishing, education, healthcare, medicine and medical device must also comply with relevant laws and regulations and obtain the approval from competent governmental authorities.

Internet information service providers are required to monitor their websites. They may not post or disseminate any content that falls within prohibited categories provided by laws or administrative regulations and must stop providing any such content on their websites. The PRC government may order ICP License holders that violate the content restrictions to correct those violations and revoke their ICP Licenses under serious conditions.

The MIIT released the Circular on Regulating the Use of Domain Names in Internet Information Services on November 27, 2017, effective from January 1, 2018, which provides that the domain names used by the internet information service provider in providing internet information services shall be registered and owned by such internet information service provider, and if the internet information service provider is a legal entity, the domain name registrant shall be the legal entity (or any of its shareholders), or its principal or senior manager.

Mobile internet applications information services

On June 28, 2016, the Cyberspace Administration of China, or the CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which became effective on August 1, 2016. Under the APP Provisions, mobile application providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through internet mobile applications any content prohibited by laws and regulations. The APP Provisions also require application providers to obtain relevant qualifications required by laws and regulations for providing services through such applications and require application store service providers to register with local branches of the CAC within 30 days after they start providing application store services.

Furthermore, on December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which took effect on July 1, 2017. It requires, among others, that internet information service providers should ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device.

Regulations Relating to Online Operation of Drugs and Medical Devices

Internet drug information service

The Administrative Measures for Internet Drug Information Service, or the Internet Drug Measures, was promulgated by the State Food and Drug Administration, or SFDA (which is the predecessor of the China Food and Drug Administration, or the CFDA) on July 8, 2004 and amended by the CFDA (which is the predecessor of the National Medical Products Administration, or the NMPA) on November 17, 2017, pursuant to which the internet drug information service means service activities of providing online users with drug (including medical device) information via internet and is divided into commercial internet drug information services and non-commercial internet drug information services. The website operator that provides drugs (including medical devices) information services must obtain an Internet Drug Information Service Qualification Certificate from the competent counterpart of the CFDA. The valid term for an Internet Drug Information Service Qualification Certificate is five years and may be renewed at least six months prior to its expiration date upon a re-examination by the relevant governmental authorities.

Furthermore, as requested by Internet Drug Measures, the information relating to drugs shall be accurate and scientific in nature, and its provision shall comply with the relevant laws and regulations. No product information of narcotic drugs, psychotropic drugs, medicinal toxic drugs, radiopharmaceutical, detoxification drugs and pharmaceutics made by medical institutes shall be published on the website. In addition, advertisements relating to drugs (including medical devices) shall be approved by the CFDA or its competent counterparts.

Internet drug transaction services

The Interim Provisions on the Examination and Approval of Internet Drug Transaction Services, or the Interim Provisions on Internet Drug Transaction, promulgated by the SFDA on September 29, 2005 and became effective on December 1, 2005, regulate (i) transaction of drugs (including medical devices and packing materials and containers that are in direct contact with drugs) over internet, including services provided for internet pharmaceutical transactions between pharmaceutical manufacturers, pharmaceutical operation enterprises, and medical institutions, (ii) internet pharmaceutical transactions conducted by pharmaceutical manufacturers and pharmaceutical wholesale enterprises through their own websites with other enterprises (excluding their members); and (iii) the internet pharmaceutical transaction services furnished to individual consumers by pharmaceutical retail chain enterprises. According to the Interim Provisions on Internet Drug Transaction, enterprises engaging in providing drug transaction services over the internet must obtain an Internet Drug Transaction Qualification Certificate. Such certificates have a term of five years and have three types: A certificate, B certificate and C certificate. They are only issued to three kinds of enterprises: (i) enterprises that provide drug transaction services to pharmaceutical manufacturers, pharmaceutical operation enterprises and medical institutions, but do not participate in pharmaceutical manufacture and operation and do not own, have no property relationship or other economic interest with the administrative organizations, medical institutions or pharmaceutical manufacturer and operation enterprises; (ii) pharmaceutical manufacturers and pharmaceutical wholesale enterprises that deal with other third-party enterprises via their own websites; and (iii) the pharmaceutical retail chain enterprises that provide OTC drug transaction services to individual consumers via the internet.

However, according to the Decision of the State Council on Canceling the Third Batch of Administrative Licensing Items Designated by the Central Government for Implementation by Local Government, or the Decision, released on January 12, 2017, except for third-party platforms, all examination and approval of internet drug transaction service enterprises implemented by counterparts of CFDA at the provincial level are canceled. On April 6, 2017, the General Office of the CFDA promulgated a notice on implementing the abovementioned Decision, pursuant to which pharmaceutical manufacturers and pharmaceutical wholesale enterprises may carry out internet drug (including medical device) transactions with other enterprises through their own websites, but shall not provide internet drug (including medical device) transaction services to individual consumers. In addition, pharmaceutical retail chain enterprises may provide internet drug (including medical device) transaction services to individual consumers, but their business shall not exceed the business scope permitted by Pharmaceutical Operation License and they shall not display information of prescription drugs on relevant transaction webpages, or sell prescription drugs or the OTC drugs under special administrative requirements. Moreover, as indicated in such Decision, the CFDA will subsequently promulgate the relevant rules on supervision of internet drug (including medical device) transaction.

Furthermore, according to the Decision of the State Council on Canceling A Batch of Administrative Licensing Items released on September 22, 2017, the enterprises engaging in internet drug transaction service as a third-party platform shall no longer be subject to the examination and approval of the CFDA before carrying out such business. On November 1, 2017, the General Office of the CFDA promulgated a Notice on Strengthening the Regulation of Transactions of Drugs and Medical Devices via the Internet, or the Regulation Notice, which specifies that the approval to conduct internet drug transaction service as the third-party platform is canceled, but enterprises carrying out internet drug (including medical) transaction services shall establish a comprehensive supervision system in general. The Regulation Notice also requires local counterparts of CFDA to implement day-to-day supervision and examination with respect to entry control, products inspection, transaction data storage and legal liabilities, etc.

Online sales of drugs and medical device

On September 20, 1984, the Standing Committee of National People’s Congress, or the SCNPC promulgated the Drug Administration Law of the PRC, or the Drug Administration Law, which was amended on February 28, 2001, December 28, 2013, April 24, 2015 and August 26, 2019 respectively, to regulate all entities or individuals engaging in research, manufacture, operation, use, supervision and management of drugs within the PRC. According to the Drug Administration Law, none of the drugs subject to the State’s special control may be distributed online, such as vaccines, blood products, narcotic drugs, psychotropic drugs, toxic drugs for medical use, radioactive drugs and pharmaceutical precursor chemicals. Meanwhile, according to the Drug Administration Law, third-party platform operator shall make record-filing with the competent medical products administration at provincial level. In particular, third-party platform operator shall, in accordance with the law, verify the qualifications of drug marketing license holders and drug distributors that apply for business operation on the platform to ensure the compliance thereof with the statutory requirements and manage drug distribution activities carried out on the platform.

On December 20, 2017, the CFDA promulgated the Measures for the Administration and Supervision of Online Sales of Medical Devices, or the Online Medical Devices Sales Measures, which became effective on March 1, 2018. According to the Online Medical Devices Sales Measures, enterprises engaged in online sales of medical devices must be medical device manufacturer and operation enterprises that have obtained a medical devices production license or operation license or have filed for record, unless such licenses or record-filing is not required by laws and regulations, and the third-party platform providing online medical devices transaction services shall obtain an Internet Drug Information Service Qualification Certificate. Enterprises engaged in online sales of medical devices and operators of third-party platforms providing online trading service for medical devices shall take technical measures to ensure that the data and materials of online sales of medical devices are authentic, complete and traceable, for example, the records of sales information of medical devices shall be kept for two years after the lifetime of the medical devices, and for no less than five years in case of no lifetime limit, or be kept permanently in case of implanted medical devices.

Regulations Relating to Online Trading and E-Commerce

On January 26, 2014, the State Administration for Industry and Commerce, or the SAIC (which is the predecessor of the State Administration for Market Regulation) promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014, to regulate all operating activities for product sales and services provision via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators. Furthermore, MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) on December 24, 2014, which became effective on April 1, 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, third-party platform operators are obligated to make their transaction rules publicly available and file them with MOFCOM or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location of the merchant’s webpage the information stated in the merchant’s business license or a link to its business license. Where third-party platform operators also conduct self-operation of products or services on the platform, these third-party platform operators must make a clear distinction between their online direct sales and sales of products by third-party merchants on their third-party platforms to avoid misleading the consumers.

On August 31, 2018, the SCNPC promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which became effective on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the operators of e-commerce platforms and the possible legal consequences if operators of e-commerce platforms are found to be in violation of legal obligations. For example, pursuant to the E-Commerce Law, an operator of an e-commerce platform shall give appropriate reminders to and facilitate the business operators on its platform who have not completed the formalities for the registration of market entities to complete such formalities. Also, an operator of an e-commerce platform is legally obligated to verify and register the information of the business operators on its platform, prepare emergency plans in response to possible cyber security incidents, keep the transaction information for no less than three years from the date on which the transaction has been completed, establish rules on the protection of intellectual property rights and conform to the principle of openness, fairness and justice. Violation of the provisions of the E-Commerce Law may result in being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities.

Regulations Relating to Food Business

The Food Safety Law of the PRC, which took effective from June 1, 2009 and amended by the SCNPC on April 24, 2015 and December 29, 2018 respectively, and the Implementation Regulations of the Food Safety Law of the PRC, which took effect from July 20, 2009 and were amended by the State Council on February 6, 2016 and March 26, 2019, respectively, regulate food safety and set up a system of the supervision and administration of food safety and stipulate food safety standards. The State Council implements a licensing system for food production and transaction. To engage in food production, sale or catering services, the business operator shall obtain a license in accordance with the laws. Furthermore, the State Council implements strict supervision and administration for special categories of foods such as healthcare foods, formula foods for special medical purposes. Pursuant to the aforementioned laws and regulations, third-party platform providers of online transactions of food shall conduct real name registration for participating food business operators, and specify their food safety management responsibilities, and where a permit is required, the permit shall be examined. Upon discovery of any violation by participating food business operators, third-party platform providers for online food transactions shall promptly suspend the business of the offender and forthwith report to the food safety supervision and administration department. Upon discovery of a serious illegal act, the third-party platform provider shall forthwith stop providing online trading platform service.

The Administrative Measures for Food Operation Licensing, promulgated by the CFDA on August 31, 2015 and amended on November 17, 2017 regulates the food business licensing activities, strengthens the supervision and management of food business and ensures food safety. Food business operators shall obtain one Food Business License for one business venue where they engage in food business activities. The term of a food business license is five years.

In addition, on July 13, 2016, the SFDA promulgated the Measures of Investigation of Illegal Conducts Concerning the Safety of Food Sold Online, pursuant to which a third-party platform operator for online food trading in the PRC shall file a record with the food and drug administration at the provincial level and obtain a filing number.

Regulations Relating to Product Quality and Consumers Protection

According to the Product Quality Law of the PRC, which took effect on September 1, 1993 and was amended by the SCNPC on July 8, 2000, August 27, 2009 and December 29, 2018 respectively, provides that products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold and even revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

According to the Consumers Rights and Interests Protection Law of the PRC, or the Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was amended by the SCNPC on August 27, 2009 and October 25, 2013, respectively, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or receive on the internet trading platforms may claim damages to sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages to the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

On January 6, 2017, the SAIC issued the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and was amended on October 23, 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online trading platform operators’ responsibility to formulate seven-day unconditional return rules and related consumer protection systems, and supervise the merchants for compliance with these rules.

Regulations Relating to Pricing

In China, the prices of a small number of products and services are guided or fixed by the government. According to the Pricing Law of the PRC, or the Pricing Law promulgated by the SCNPC on December 29, 1997 and became effective on May 1, 1998, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, compensation, confiscating illegal gains and fines. The business operators may be ordered to suspend business for rectification or have their business licenses revoked under severe circumstances.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the PRC promulgated by the SCNPC on July 5, 1994 and amended on August 30, 2007, August 27, 2009, August 26, 2019 and took effect on January 1, 2020, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the PRC Civil Code, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Meanwhile, pursuant to the PRC Civil Code, if a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest will not be affected by the subsequent mortgage; and where a mortgagor leases the mortgaged property after the creation and registration of the mortgage interest, the leasehold interest will be subordinated to the registered mortgage.

Regulations Relating to Advertising

In 1994, the SCNPC promulgated the Advertising Law of the PRC, or the Advertising Law, which was recently amended on October 26, 2018 and became effective on the same date. The Advertising Law regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorsers, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the relevant authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

The Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures regulating the internet-based advertising activities were adopted by the SAIC on July 4, 2016 and became effective on September 1, 2016. According to the Internet Advertising Measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission.

The Measures for the Inspection of Drug Advertisements which were promulgated by the SAIC and the SFDA on March 13, 2007 and amended on December 21, 2018 by a decision, regulating all advertisements containing drug names, applicable symptom to be cured by such drugs (major functions) or other drug-related content that are published through various media or in various forms, except for the advertisement of OTC drugs’ name and the publication of prescription drugs’ name at designated professional pharmaceutical journals. The applicants for drug advertisement license numbers must be qualified pharmaceutical manufacture enterprises or qualified pharmaceutical operation enterprises that have obtained the consent from pharmaceutical manufacture enterprise. The valid period of drug advertisement license numbers shall be one year and the content of approved advertisement may not be altered without prior approval, otherwise a new license number shall be reapplied for the revised content of the drug advertisement. It was repealed by the Interim Measures for the Examination and Administration of Advertisements for Medicines, Medical Devices, Health Food and Formula Food for Special Medical Purposes, which was promulgated by the SFDA on December 24, 2019 and became effective on March 1, 2020.

Regulations Relating to Internet Information Security and Privacy Protection

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement on such rights. PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure, which include the Decision of the Standing Committee of the National People’s Congress on Internet Security Protection enacted and amended by the SCNPC on December 28, 2000 and August 27, 2009, respectively, the Provisions on the Technical Measures for Internet Security Protection issued by the Ministry of Public Security on December 13, 2005 and took effect on March 1, 2006, the Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection promulgated by the SCNPC on December 28, 2012, the Several Provisions on Regulating the Market Order of Internet Information Services promulgated by the MIIT on December 29, 2011, and the Provisions on Protection of Personal Information of Telecommunication and Internet Users released by the MIIT on July 16, 2013. Internet information in China is regulated from a national security standpoint.

The Provisions on Protection of Personal Information of Telecommunication and Internet Users regulate the collection and use of users’ personal information in the provision of telecommunications services and internet information services in the PRC. Telecommunication business operators and internet service providers are required to formulate and disclose their own rules for the collection and use of users’ information. Telecommunication business operators and internet service providers must specify the purposes, manners and scopes of information collection and uses, obtain consent from the relevant citizens, and keep the collected personal information confidential. Telecommunication business operators and internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Once users terminate the use of telecommunications services or internet information services, telecommunications business operators and internet information service providers shall stop the collection and use of the personal information of users and provide the users with services for deregistering their account numbers.

The Provisions on Protecting Personal Information of Telecommunication and Internet Users further define the personal information of user to include user name, birth date, identification number, address, phone number, account number, passcode, and other information that may be used to identify the user independently or in combination with other information and the timing, places, etc. of the use of services by the users. Furthermore, according to the Interpretations on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement on Citizens’ Personal Information, or the Interpretations issued by the Supreme People’s Court and the Supreme People’s Procuratorate on May 8, 2017 and took effect on June 1, 2017, personal information means various information recorded electronically or through other manners, which may be used to identify individuals or activities of individuals, including, but not limited to, the name, identification number, contact information, address, user account number and passcode, property ownership and whereabouts.

On November 1, 2015, the Ninth Amendment to the Criminal Law of the PRC issued by the SCNPC became effective, pursuant to which, any internet service provider that fails to comply with obligations related to internet information security administration as required by applicable laws and refuses to rectify upon order is subject to criminal penalty for (i) any large-scale dissemination of illegal information; (ii) any severe consequences due to the leakage of the user information; (iii) any serious loss of criminal evidence; or (iv) other severe circumstances. Furthermore, any individual or entity that (i) sells or distributes personal information in a manner which violates relevant regulations, or (ii) steals or illegally obtains any personal information is subject to criminal penalty under severe circumstances.

On June 1, 2017, the Cyber Security Law of the PRC, or the Cyber Security Law, promulgated by SCNPC took effect, which is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of internet service providers, which include but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties. Any violation of the provisions and requirements under the Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities. After the release of the Cyber Security Law, on May 2, 2017, the CAC issued the Measures for Security Reviews of Network Products and Services (Trial), which was later replaced by the Measures for Cybersecurity Review, or the Review Measures, which become effective on June 1, 2020. The Review Measures establish the basic framework and principle for national security reviews of network products and services.

The recommended national standard, Information Security Technology Personal Information Security Specification, puts forward specific refinement requirements on the collection, preservation, use and commission processing, sharing, transfer, public disclosure, etc. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on cyber security and other personal information protection, it will be used as the basis for judging and making determinations. On November 28, 2019, The Notice of Identification Method of Application Illegal Collection and Use of Personal Information was issued, which provides a reference for the identification of App illegal collection and use of personal information, and provides guidance for App operators’ self-inspection and self-correction and netizens’ social supervision.

Regulations Relating to Payment Services

According to Measures for the Administration of Payment Services of Non-Financial Institutions which were promulgated by the People’s Bank of China, or the PBOC on June 14, 2010 and took effect on September 1, 2010, and Detailed Implementing Rules for the Measures for the Administration of Payment Services of Non-Financial Institution which were promulgated by the PBOC on December 1, 2010 and were amended on June 2, 2020 and November 12, 2020, respectively, the payment services provided by non-financial institutions refer to some or all of the following monetary capital transfer services provided by the non-financial institutions as intermediary agencies between payers and payees: (i) payment through the internet; (ii) issuance and acceptance of prepaid cards; (iii) bankcard acquiring; and (iv) other payment services as determined by the PBOC. Non-financial institutions which provide payment services shall obtain a “Payment Business License” and become a “payment institution.” Payment Business License is valid for five years from the date of issuance. Payment institutions shall carry out business activities in compliance with the scope of business approved by the Payment Business License, and shall not outsource any businesses, transfer, lease, or lend its Payment Business License. Any non-financial institutions and individuals shall not directly or indirectly engage in the payment business without the approval of the PBOC. For any non-financial institution or individual that engages, whether explicitly or otherwise, in payment service without the approval of the PBOC, the PBOC and the branches thereof shall order it to terminate payment business; where a crime is suspected, it/he/she shall be transferred to the public security organ in accordance with law for investigation; where a crime is constituted, it/he/she shall be subject to criminal responsibilities.

In November 2017, the PBOC published the Notice on Further Strengthening the Remediation of Unlicensed Business Payment Services, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security.

Regulations Relating to Unfair Competition

According to the Law against Unfair Competition of the PRC, or the Anti-Unfair Competition Law, promulgated by the SCNPC on September 2, 1993 and amended on November 4, 2017 and April 23, 2019 respectively, effective from April 23, 2019, operators shall not undermine their competitors by engaging in improper activities, including but not limited to, taking advantage of powers or influence to affect a transaction, market confusion, commercial bribery, misleading false publicity, infringement on trade secrets, price dumping, illegitimate premium sale and commercial libel. Any operators who violate the Anti-Unfair Competition Law by engaging in the foregoing unfair competitive activities shall be ordered to cease such illegal activities, eliminate the influence of such activities or compensate for the damages caused to any party. The competent supervision and inspection authorities may also confiscate the illegal gains or impose fines on such operators.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the PRC, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010 and November 11, 2020. The latest amendment will take effect on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the PRC promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019 respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the PRC, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000 and December 27, 2008, respectively, and the Implementation Rules of the Patent Law of the PRC, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and amended on December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models” and “designs.” Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain names

On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the PRC, or the Foreign Exchange Administrative Regulation, which were promulgated by the State Council on January 29, 1996, became effective on April 1, 1996 and was subsequently amended on January 14, 1997 and August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the PBOC, on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of FIEs, or the SAFE Circular 19, which took effect on June 1, 2015. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into Renminbi on a discretional basis.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or the SAFE Circular 16. The SAFE Circular 16 unifies the Discretional Foreign Exchange Settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement means that the foreign exchange capital in the capital account which has been confirmed by the relevant policies to be subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Foreign Exchange Administrative Regulation and relevant provisions.

Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

On October 23, 2019, SAFE promulgated the SAFE Circular 28. The SAFE Circular 28 stipulates that non-investment FIEs may use capital to carry out domestic equity investment in accordance with the law under the premise of not violating the Negative list and the projects invested are true and in compliance with laws and regulations.

Regulations Relating to Dividend Distributions

The principal regulations governing distribution of dividends of wholly foreign-owned enterprise, or the WFOE, include the PRC Company Law. Under these regulations, WFOEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, FIEs in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations Relating to Foreign Debts

A loan made by foreign investors as shareholders in an FIE is considered to be foreign debt in the PRC and is regulated by various laws and regulations, including the Foreign Exchange Administrative Regulation, the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the Ministry of Finance, or the MOF, and took effect on March 1, 2003 and the Administrative Measures for Registration of Foreign Debts promulgated by SAFE on April 28, 2013 and amended by the Notice of the SAFE on Abolishing and Amending the Normative Documents Related to the Reform of the Registered Capital Registration System on May 4, 2015. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by local banks. The SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register the permitted amounts of foreign debts, which is as twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amounts and directly handle the relevant procedures in banks without registration of each foreign debt. However, the non-financial enterprise shall report its international income and expenditure regularly.

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

According to the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents promulgated by SAFE on May 11, 2013 and amended on October 10, 2018 and December 30, 2019 respectively, the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Stock Incentive Plans

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Incentive Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly-listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further requires an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject our participating directors, supervisors, senior management and other employees to fines and legal sanctions.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulation Relating to Outbound Direct Investment

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments of Enterprises, or NDRC Order No. 11, which took effect on March 1, 2018. According to NDRC Order No. 11, non-sensitive overseas investment projects are required to make record filings with the local branch of the NDRC. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to such regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with a local branch of MOFCOM. According to the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, as amended, PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the relevant authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

Regulations Relating to Taxation

Income tax

According to the Enterprise Income Tax Law of the PRC, or the EIT Law, which was promulgated on March 16, 2007, became effective from January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the PRC, or the Implementing Rules of the EIT Law defines a “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises issued by the Ministry of Science, the MOF and the State Administration of Taxation, or the SAT are entitled to enjoy a preferential enterprise income tax rate of 15%. Under which the validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate. An enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises) or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the PRC tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the PRC tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one-year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 may not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017. Certain provisions of the SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits, etc. of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the PRC on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

Withholding tax on dividend distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law reduced the rate from 20% to 10%, effective from January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. And the Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, promulgated by the SAT on February 3, 2018 and took effect on April 1, 2018, further clarified the analysis standard when determining one’s qualification for beneficial owner status.

Value-added tax

Pursuant to the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the MOF, and SAT on December 15, 2008 and became effective on January 1, 2009 and as amended on October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless otherwise provided, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the MOF and the SAT on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since November 16, 2011, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, as amended, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Employment

The Labor Contract Law of the PRC, or the Labor Contract Law, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationship is terminated.

Pursuant to the Social Insurance Law of the PRC, which was promulgated by the SCNPC on October 28, 2010, effective on July 1, 2011 and last amended on December 29, 2018, the Interim Regulations on the Collection of Social Insurance Fees, issued by the State Council on January 22, 1999 and last amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Funds, issued by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises in China are required to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although (i) The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings by us are subject to the M&A Rules; and (ii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules, the interpretation and application of the regulations remain unclear, and we may ultimately be required to obtain approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for offerings would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and which became effective on March 4, 2011, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by MOFCOM on August 25, 2011 and which became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

C.            Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries, our VIE and our VIE’s principal subsidiaries:

(1)	Mr. Philip Jiaqi Kuai and Mr. Jun Yang each holds 87.3% and 2.7% of the equity interests in Shanghai Qusheng, respectively. Mr. Philip Jiaqi Kuai is a beneficial owner of our company and serves as the chairman of our board of directors and the chief executive officer of our company. Mr. Jun Yang is a beneficial owner of our company and serves as a director and the chief technology officer of our company. In addition, Jiangsu Jingdong Bangneng Investment Management Co., Ltd. holds 10.0% of the equity interests in Shanghai Qusheng, and it is an affiliate of a shareholder of our company. See also “—Contractual Arrangements with Our Consolidated Affiliated Entity and Its Shareholders.”

Contractual Arrangements with Our Consolidated Affiliated Entity and Its Shareholders

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Dada Glory is our PRC subsidiary and a foreign-invested enterprise under PRC laws.

To comply with PRC laws and regulations, we conduct certain of our business in China through Shanghai Qusheng, our consolidated affiliated entity in the PRC, and its subsidiaries, based on a series of contractual arrangements by and among Dada Glory, our VIE and its shareholders. We refer to Shanghai Qusheng as our VIE in this annual report.

Our contractual arrangements with our VIE and its respective shareholders allow us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in Dada Glory and the contractual arrangements with our VIE, we are regarded as the primary beneficiary of our VIE, and we treat its and its subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Agreements that provide us with effective control over our VIE

Powers of Attorney. Pursuant to the powers of attorney, dated November 20, 2020, each of the shareholders of our VIE has executed a power of attorney to irrevocably authorize Dada Glory, or any person designated by Dada Glory, to act as its attorney-in-fact to exercise all of its rights as a shareholder of our VIE, including, but not limited to, the right to (i) propose, convene and attend shareholders’ meetings, (ii) vote on any resolution on behalf of the shareholders that require the shareholders to vote under PRC law and our VIE’s articles of association, such as the sale, transfer, pledge and disposal of all or part of a shareholder’s equity interest in our VIE, and (iii) designate and appoint our VIE’s legal representative, director, supervisor, chief executive officer and other senior management members on behalf of the shareholders. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of our VIE or otherwise instructed by Dada Glory.

Share Pledge Agreements. Pursuant to the share pledge agreements, dated November 20, 2020, each of the shareholders of our VIE agrees to pledge the security interest in their respective equity interests in our VIE, representing 100% equity interests in our VIE in aggregate, to Dada Glory, to guarantee performance by such shareholder’s obligations under the powers of attorney, the exclusive business cooperation agreement and the exclusive option agreement to which such shareholder is a party, as well as the performance by our VIE of its obligations under the exclusive business cooperation agreement and the exclusive option agreement. In the event of a breach by our VIE or any of its shareholders of contractual obligations under these contractual arrangements, Dada Glory, as pledgee, will have the right to take possession of and dispose of the pledged equity interests in our VIE and will have priority in receiving the proceeds from such disposal. The shareholders of our VIE also covenant that, without the prior written consent of Dada Glory, they shall not transfer or agree to other’s transfer of the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity interests. The equity interest pledge agreement will remain effective until the contractual obligations are fully fulfilled and terminated.

We are in the process of completing the registration of the equity interest pledge under the effective share pledge agreements in relation to our VIE with the relevant office of the State Administration of Market Regulation in accordance with the PRC Property Rights Law.

Agreements that allow us to receive economic benefits from our VIE

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement, dated November 14, 2014, between Dada Glory and our VIE, Dada Glory has the exclusive right to provide our VIE with complete business support and technical and consulting services, including but not limited to technical services, network support, business consultations, intellectual property licenses, equipment or leasing, marketing consultancy, system integration, product research and development, and system maintenance. Without Dada Glory’s prior written consent, our VIE may not accept any consultations and/or services regarding the matters contemplated by this Agreement provided by any third party during the term of the agreement. Our VIE agrees to pay Dada Glory service fees at an amount equals to 100% of the net income generated by our VIE, which should be paid on a monthly basis. Dada Glory has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. To guarantee our VIE’s performance of its obligations thereunder, the shareholders of our VIE agree to pledge all of their equity interests in our VIE to Dada Glory pursuant to the share pledge agreements. The exclusive business cooperation agreement has an initial term of 10 years and shall be extended if confirmed in writing by Dada Glory prior to the expiration. The extended term shall be determined by Dada Glory, and our VIE shall accept such extended term unconditionally.

Agreements that provide us with the option to purchase the equity interests in our VIE

Exclusive Option Agreements. Pursuant to the exclusive option agreements, dated November 20, 2020, each of the shareholders of our VIE has irrevocably granted Dada Glory, or any person designated by Dada Glory, an exclusive option to purchase all or part of its equity interests in our VIE. Dada Glory may exercise such options at a price equal to the lowest price as permitted by applicable PRC laws at the time of transfer of equity. Our VIE and the shareholders of our VIE covenant that, without Dada Glory’s prior written consent, they will not, among other things, (i) supplement, change or amend our VIE’s articles of association and bylaws, (ii) increase or decrease our VIE’s registered capital or change its structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in our VIE, other than those created under the equity interest pledge agreement, (iv) sell, transfer, mortgage, or dispose of their legal or beneficial interests in and any assets of our VIE and any legal or beneficial interests, (v) enter into any material contract by our VIE, except in the ordinary course of business, or (vi) merge or consolidate our VIE with any other entity. The exclusive option agreement has an initial term of ten years, and at the end of the initial term shall be renewed for a further term as specified by Dada Glory or terminated by Dada Glory in its sole discretion.

Spousal Consent Letters. The spouses of the individual shareholders of our VIE have each signed a spousal consent letter agreeing that the equity interests in our VIE held by and registered under the name of the respective individual shareholders will be disposed pursuant to the contractual agreements with Dada Glory, without seeking further authorization or consent of such spouses. Each spouse agreed not to assert any rights over the equity interests in our VIE held by the respective individual shareholders.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

•	the ownership structures of our VIE and Dada Glory, currently do not result in violation of applicable PRC laws and regulations currently in effect; and

•	the agreements under the contractual arrangements between Dada Glory, our VIE and its shareholders governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.            Property, Plant and Equipment

Our headquarters is located in Shanghai, China. As of December 31, 2020, we leased and occupied our office space with an aggregate floor area of approximately 10,500 square meters in Shanghai. As of December 31, 2020, we also leased and occupied office space with an aggregate floor area of approximately 6,600 square meters in Beijing and space for offices and other purposes with an aggregate floor area of approximately 26,000 square meters in other cities in China. These leases vary in duration from one to six years.

Our servers are hosted in Beijing. These data centers are owned and maintained by third-party data center operators. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans as needed.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.            Operating Results

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Our ability to enhance customer experience and increase delivery orders

Revenues derived from our local on-demand delivery platform directly relates to the number of orders that customers place on Dada Now platform, the increase of which is in turn driven by great customer experience. Our efforts to that end include expanding the capacity of our delivery network and always endeavoring to deliver reliable and flexible services. In 2019 and 2020, we delivered 754 million and 1,057 million orders, respectively, fulfilling the delivery demand for the participants on our platforms. In 2019 and 2020, our network delivered an average of 2.1 million and 2.9 million orders per day, respectively. As of December 31, 2020, our intra-city delivery service covered around 1,400 cities and counties in China, and our last-mile delivery service covered more than 2,700 cities and counties in China.

Building our rider force is the key to expanding the capacity of our delivery network. Leveraging our expanding delivery network and improving delivery service, we are able to increase our delivery order volume. With the growing order volume on our platform, we are able to provide riders with increased order density and more income, which in turn attracts and retains riders.

We have been constantly improving our delivery services to enhance customer experience. In 2020, we achieved an average delivery time of approximately 30 minutes for all intra-city delivery orders. In certain scenarios where orders are more time-sensitive or require instant responsiveness, we designate a number of riders to a particular store of a merchant, and our system automatically assigns each order from this store to one of these stationed riders by algorithm. If needed, our crowdsourced riders can also supplement the delivery capacity of the stationed riders. Leveraging our scalable and flexible delivery network, we act as an important delivery force for our customers in peak seasons, such as JD.com’s anniversary sales promotional event on June 18 and Singles’ Day promotion period. Our delivery network demonstrates great scalability in operation. As of the December 31, 2020, the total orders we delivered in the peak hour on the peak day in 2020 exceeded the average hourly order volume in the same period by more than ten times, and the total orders we delivered on the peak day in 2020 were around four times of the average daily order volume in 2020.

Our ability to engage consumers and increase GMV on JDDJ

GMV growth is a key driver of our revenue growth from JDDJ. Our GMV amounted to RMB12,205 million and RMB25,262 million in 2019 and 2020, respectively, representing a year-on-year growth rate of 107.0%. Our GMV growth is driven by growth of order volume and average order size. Our average order size increased by 49.1% in 2020 as compared to 2019. Our order volume in turn depends on the increase of our number of active consumers and their level of engagement. Our active consumers increased from 24.4 million in 2019 to 41.3 million in 2020.

The increase in the number of active consumers and average order size, and improvement of consumer engagement are mainly driven by our ability to attract, engage and retain consumers on our JDDJ platform. We attract consumers through our marketing and brand promotion activities and reach consumers offline leveraging our partnered retailers’ extensive store network. We engage consumers by offering a wide range of products from trusted retailers and brand owners, and establishing integrated online and offline membership programs. We retain consumers by continuously improving consumer experience. For instance, we provide consumers with personalized content and interface that match their purchasing habits and geographic proximity to retailers.

Our ability to empower retailers and brand owners with evolving services

In addition to last-mile and intra-city delivery services and marketplace services, we also endeavor to empower retailers and brand owners with evolving services and additional value-added services, which we expect to solidify our relationship with existing retailers and brand owners, allow us to also attract new customers to our platform, and generate additional income.

We share operational insights with retailers based on our analysis of consumer feedback and behavior across JDDJ platform. We also help retailers establish online membership programs or link their existing offline membership program with online customers to create omni-channel membership programs. Together with our CRM tools, we empower retailers to target and communicate with their members and potential consumers for effective marketing. We help retailers improve sales per square foot and labor efficiency with on-demand delivery infrastructure and digitalized storefront management tools. For instance, we provide self-check-out equipment to offline retail stores and Scan-n-go solutions to improve store operation efficiency and consumer experience.

We also help brand owners broaden their consumer reach, penetrate the market in lower-tiered cities and deepen their consumer insights. Many brand owners have successfully built brand awareness and run brand promotions on our platform.

Our ability to continue to enhance delivery efficiency through technology innovation

Rider cost is one of the most important factors affecting our results of operation. We have been constantly endeavoring to improve delivery efficiency through technology and innovation capabilities. We have developed a proprietary smart order recommendation and dispatching system that automatically matches orders with riders on a real-time basis and calculates the optimal delivery route as a recommendation to the rider. Moreover, using deep learning technologies, our automated pricing system sets the delivery fee of each delivery order algorithmically based on an array of factors. We have made, and will continue to make, significant investments to improve our technology infrastructure and optimize the efficiency of our delivery network.

In addition, as our delivery infrastructure evolves and our delivery network keeps expanding, the order volumes and density will increase, which in turn attracts more riders to our platform and drives up our delivery efficiency.

Our ability to control costs and expenses and enhance operational efficiency

Our ability to achieve profitability is dependent on our ability to further control our costs and expenses and improve our operational efficiency. Selling and marketing expenses have historically represented a large portion of our total costs and expenses. Incentives to JDDJ consumers in turn are a major component of our selling and marketing expenses, and advertising and marketing expenses, consisting primarily of online and offline advertisements, are another important component.

We have been always mindful of the balance between rapid business expansion and costs and expenses, particularly selling and marketing expenses. We have been endeavoring to improve selling and marketing efficiency. For example, we leverage our existing network of retailer stores for cost-efficient marketing activities. In addition, we have adopted different promotional activities and marketing strategies for consumers with different purchasing power in different cities. We will continue to make efforts to manage our consumer acquisition cost and improve our consumer retention rate. In addition, as our business grows, we expect to achieve greater operating leverage and increase the productivity of our personnel, allowing us to acquire consumers and senders more cost-effectively and achieve higher operational efficiency.

Strategic alliances and partnerships

We have established, and intend to continue to establish strategic alliances and partnerships to grow our business. Since our acquisition of JDDJ in 2016, we have successfully integrated Dada Now and JDDJ and established a leading platform of local on-demand retail and delivery in China. Moreover, we have achieved significant synergies through collaboration with JD Group. We act as a local delivery partner for JD Logistics, and our Dada Now platform has recorded strong growth in order volume arising from cooperation with JD Logistics. Moreover, we also managed to achieve rapid GMV growth after gaining traffic portals on the JD mobile app, JD.com and JD’s Weixin mini-program.

We have also formed strong strategic alliances with China’s leading supermarket chains, such as Walmart, Yonghui and CR Vanguard. We expect to continue to form strategic alliances and partnerships to diversify product offerings and enlarge our user base, further enhance delivery efficiency, improve consumer experience, expand and deepen services to retailers and brand owners to improve their operational efficiency and further improve our technology capabilities.

In 2018, 2019 and 2020, 49.1%, 50.5% and 38.6% of our net revenues were derived from services provided to JD Group, respectively. Walmart Group became a related party of ours in August 2018, and in 2018, 2019 and 2020, 4.6%, 13.0% and 13.8% of our net revenues were derived from services provided to Walmart Group after it became our related party, respectively.

Key Components of Results of Operations

Net revenues

We generate revenues by providing various services on our Dada Now and JDDJ platforms—including last-mile and intra-city delivery services, marketplace services that connect consumers and retailers, and advertising and marketing services to brand owners—and to a lesser extent from sales of delivery equipment to our riders. The sales of goods revenues historically also included sales of merchandise through unmanned retail shelves which was terminated in 2019. The following table sets forth the breakdown of our net revenues, in amounts and as percentages of net revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Net revenues:
Services	1,840,116	95.7	3,057,747	98.6	5,683,064	870,968	99.0
Sales of goods	81,899	4.3	41,951	1.4	56,925	8,724	1.0
Total	1,922,015	100.0	3,099,698	100.0	5,739,989	879,692	100.0

Our net revenues from related parties amounted to RMB1,032.5 million, RMB1,967.7 million and RMB3,008.9 million (US$461.1 million) for 2018, 2019 and 2020, respectively. The net revenues from related parties demonstrated significant year-on-year increases as we further strengthened our strategic partnership with JD Group and Walmart Group.

We offer various customer incentive programs on our Dada Now platform to merchants and individual senders in the form of coupons or volume-based discounts in the provision of delivery services that are recorded as reduction of revenue. The customer incentives amounted to RMB90.5 million, RMB87.7 million and RMB69.3 million (US$10.6 million) for 2018, 2019 and 2020, respectively. The customer incentives as a percentage of our net revenues were 4.7%, 2.8% and 1.2% for 2018 and 2019 and 2020, respectively. We expect we will continue to use customer incentives to grow our business. As the amounts of customer incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of near-term trend.

As we operate our business mainly through our two platforms, namely, Dada Now and JDDJ, we believe a breakdown of net revenues by these two business lines is also meaningful for understanding our results of operation. Revenues from Dada Now mainly include revenues from (i) last-mile, intra-city and inter-city delivery services to logistics companies, various chain merchants, SME merchants and individuals through Dada Now, and (ii) sale of delivery equipment to riders.

We are in discussion with JD Logistics to change how the customer (JD Logistics) is charged and how riders are paid in our last-mile delivery service. We currently charge JD Logistics the amount that is inclusive of our estimated cost of delivery, and separately pay riders. Under the new model however, riders delivering JD Logistics' orders will be paid directly by the independent vendors who contract with riders and we will only charge the amount for our platform services to manage the delivery process. Consequently, we expect the absolute amount of revenue for last-mile delivery services to decrease, though with little impact on profit. The accounts receivable from related parties are also expected to reduce.

Revenues from JDDJ mainly include revenues from (i) intra-city delivery services to JDDJ retailer customers, (ii) commission fees charged to retailers for using JDDJ platform, (iii) online marketing services to brand owners, and (iv) packaging service to retailers on JDDJ.

The following table sets forth the breakdown of our net revenues by the two business lines both in amounts and as percentages of total net revenues for each of the periods presented.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Net revenues:
Dada Now
Services	1,062,552	55.3	1,954,834	63.0	3,377,653	517,648	58.8
Sales of goods	48,887	2.5	41,951	1.4	56,925	8,724	1.0
Subtotal	1,111,439	57.8	1,996,785	64.4	3,434,578	526,372	59.8
JDDJ
Services(1)	754,162	39.2	1,102,913	35.6	2,305,411	353,320	40.2
Others(2)
Services	23,402	1.2	—	—	—	—	—
Sales of goods	33,012	1.8	—	—	—	—	—
Subtotal	56,414	3.0	—	—	—	—	—
Total	1,922,015	100.0	3,099,698	100.0	5,739,989	879,692	100.0

(1)	Includes net revenues from delivery services provided to retailers on JDDJ of RMB448,014, RMB588,752 and RMB970,697, and commission fee revenues from retailers on JDDJ of RMB225,884, RMB347,870 and RMB687,789 for the years ended December 31, 2018, 2019 and 2020, respectively.

(2)	Includes net revenues from front-end warehouses business and unmanned retail shelves business, which were immaterial and terminated in 2019.

We expect our net revenues will continue to increase in the foreseeable future as we continue to rapidly expand our business. We expect the overall increase in sales volume on JDDJ and reasonable increase in the commission rate will continuously contribute to increase in service revenue from JDDJ platform.

Costs and expenses

Our costs and expenses consist of operations and support costs, selling and marketing expenses, general and administrative expenses, research and development expenses and other operating expenses. The following table sets forth the breakdown of our total costs and expenses, in amounts and as percentages of total net revenues for each of the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Costs and expenses:
Operations and support	2,044,139	106.4	2,845,872	91.8	4,721,311	723,573	82.2
Selling and marketing	1,223,345	63.6	1,414,540	45.6	1,848,730	283,331	32.2
General and administrative	282,539	14.7	281,376	9.1	498,826	76,448	8.7
Research and development	270,163	14.1	333,844	10.8	428,849	65,724	7.5
Other operating expenses	97,179	5.0	49,669	1.6	67,137	10,289	1.2
Total	3,917,365	203.8	4,925,301	158.9	7,564,853	1,159,365	131.8

Operations and support costs. Our operations and support costs primarily consist of (i) remuneration and incentives paid to riders and drivers for delivering orders, (ii) expenses charged by outsourced delivery agencies, (iii) transaction fees charged by payment channels, (iv) expenses incurred in providing customer and rider care services or the service fee charged by external customer service providers, and (v) packaging cost as well as other operations and support costs directly attributed to our principal operations.

Remuneration and incentives paid to riders and drivers is the largest component within the operations and support costs. It amounted to RMB1,918.3 million in 2018, and RMB2,679.1 million in 2019 and RMB4,148.1 million (US$635.7 million) in 2020, respectively.

We offer various incentive programs to riders, primarily in the form of volume-based incentives, to attract and retain riders. For 2018, 2019 and 2020, incentives to riders recorded as operations and support costs were RMB223.7 million, RMB192.2 million and RMB143.9 million (US$22.1 million), respectively. The total rider incentives as a percentage of our operations and support costs were 10.9%, 6.8% and 3.0% for 2018, 2019 and 2020, respectively. We expect to continue using rider incentives to attract and retain riders. As the amounts of rider incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of near-term trend.

For delivery transactions where we act as a principal and recognize revenue on a gross basis, the related rider incentives are included in operations and support costs. The related rider incentives in this type of transactions recorded in operations and support costs were RMB155.0 million, RMB158.8 million and RMB114.2 million (US$17.5 million) for the years ended December 31, 2018, 2019 and 2020, respectively. In addition, we record a loss from a delivery transaction where we act as an agent when the upfront quoted fare offered to the customer is less than the amount we commit to the rider before the volume-based incentives.

The losses from this type of transactions recorded in operations and support costs were RMB133.2 million, RMB96.1 million and RMB77.0 million (US$11.8 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

Selling and marketing expenses. Our selling and marketing expenses primarily consist of incentive payments to consumers on JDDJ platform, advertising and marketing expenses, payroll and related expenses for employees involved in selling and marketing functions, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others.

We offer incentives such as promotion coupons to consumers on JDDJ, and such incentive expenses are recorded as selling and marketing expenses because they serve to promote our JDDJ platform. Such incentive expenses amounted to RMB782.5 million, RMB937.7 million and RMB1,166.0 million (US$178.7 million) for 2018, 2019 and 2020, respectively. As the amounts of consumer incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of near-term trend.

Advertising and marketing expenses, primarily representing media advertising expenses and expenses for offline promotional activities, are another important component of our selling and marketing expenses. It amounted to RMB118.8 million, RMB133.7 million and RMB247.9 million (US$38.0 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

General and administrative expenses. Our general and administrative expenses mainly consist of amortization of intangible assets purchased in the acquisition of JDDJ, payroll and related costs for employees engaging in general corporate functions, share-based compensation, professional fees and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment. The amortization of intangible assets primarily represents amortization of the business cooperation agreement (“BCA”), non-compete commitment (“NCC”) arising from our acquisition of JDDJ in 2016. It amounted to RMB142.5 million, RMB148.1 million and RMB148.0 million (US$22.7 million) for the years ended December 31, 2018, 2019 and 2020, respectively. Share-based compensation expenses for employees engaging in general corporate functions amounted to RMB50.9 million, RMB51.0 million and RMB245.9 million (US$37.7 million) for the years ended December 31, 2018, 2019 and 2020, respectively. We expect that our general and administrative expenses will increase in absolute amounts in the foreseeable future, as we hire additional personnel and incur additional expenses related to the anticipated growth of our business and our operation as a public company.

Research and development expenses. Our research and development expenses mainly consist of payroll and related costs for employees involved in researching and developing new products and technologies, expenses associated with the use by these functions of our own or leased facilities and equipment, such as depreciation and rental expenses. We expect our research and development expenses will continue to increase as we plan to invest more resources to improve our technological capabilities.

Other operating expenses. Our other operating expenses mainly consist of purchase price of merchandise sold on Dada Now or historically through unmanned retail shelves.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance or estate duty. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5%. Our operations in Hong Kong have incurred net accumulated operating losses for income tax purposes and no income tax provisions are recorded for the years ended December 31, 2018, 2019 and 2020. Under the current Hong Kong Inland Revenue Ordinance, our subsidiary domiciled in Hong Kong has been introduced to a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%.

PRC

On March 16, 2007, the National People’s Congress of the PRC introduced a new Enterprise Income Tax Law and most recently amended on December 29, 2018, or new EIT Law, under which Foreign Investment Enterprises, or FIEs, and domestic companies would be subject to corporate income tax at a uniform rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the new EIT Law if they qualify as high and new technology enterprises, or HNTE. Under such regulation, Dada Glory and Shanghai JDDJ are qualified for HNTE status and are eligible for a reduced income tax rate of 15% for the years ended 2018, 2019 and 2020.

The new EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the new EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the new EIT Law, we would be subject to enterprise income tax on our worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

The new EIT Law and its implementing rules also impose a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such a tax treaty with China. According to the arrangement between Mainland China and Hong Kong on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). We did not record any dividend withholding tax, as it has no retained earnings for the years ended December 31, 2018, 2019 and 2020. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net revenues for the periods presented. Our business has grown rapidly in recent years. Year-to-year comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Net revenues(1)	1,922,015	100	3,099,698	100	5,739,989	879,692	100
Costs and expenses
Operations and support	(2,044,139)	(106.4)	(2,845,872)	(91.8)	(4,721,311)	(723,573)	(82.2)
Selling and marketing	(1,223,345)	(63.6)	(1,414,540)	(45.6)	(1,848,730)	(283,331)	(32.2)
General and administrative	(282,539)	(14.7)	(281,376)	(9.1)	(498,826)	(76,448)	(8.7)
Research and development	(270,163)	(14.1)	(333,844)	(10.8)	(428,849)	(65,724)	(7.5)
Other operating expenses	(97,179)	(5.0)	(49,669)	(1.6)	(67,137)	(10,289)	(1.2)
Other operating income	18,875	1.0	75,884	2.4	60,779	9,315	1.1
Loss from operations	(1,976,475)	(102.8)	(1,749,719)	(56.5)	(1,764,085)	(270,358)	(30.7)
Other income/(expenses)
Interest expenses	(3,122)	(0.2)	—	—	(11,830)	(1,813)	(0.2)
Interest income	53,111	2.8	84,276	2.7	65,596	10,053	1.1
Foreign exchange gain/(loss)	7,151	0.4	(13,370)	(0.4)	—	—	—
Fair value change in foreign currency forward contract	13,463	0.7	—	—	—	—	—
Total other income	70,603	3.7	70,906	2.3	53,766	8,240	0.9
Loss before income tax benefits	(1,905,872)	(99.1)	(1,678,813)	(54.2)	(1,710,319)	(262,118)	(29.8)
Income tax benefits	27,497	1.4	9,032	0.3	5,143	788	0.1
Net loss	(1,878,375)	(97.7)	(1,669,781)	(53.9)	(1,705,176)	(261,330)	(29.7)

(1)	Includes related party revenues of RMB1,032.5 million, RMB1,967.7 million and RMB3,008.9 million for the years ended December 31, 2018 and 2019 and 2020, respectively.

Year ended December 31, 2020 compared to year ended December 31, 2019

Net revenues

Our net revenues increased by 85.2% from RMB3,099.7 million in 2019 to RMB5,740.0 million (US$879.7 million) in 2020, primarily due to the substantial increase in net revenues for last-mile and intra-city delivery services on Dada Now platform, and intra-city delivery services and marketplace services on JDDJ platform.

The net revenues generated from Dada Now increased by 72.0% from RMB1,996.8 million in 2019 to RMB3,434.6 million (US$526.4 million) in 2020, mainly due to the increases in order volume of last-mile and intra-city delivery services in 2020 as compared to 2019. The increase in order volume was primarily due to (i) the increase in order volume of last-mile delivery service to JD Logistics as we strengthened our cooperation with JD Group; and (ii) the increase in order volume of intra-city delivery services to chain merchants.

The net revenues generated from JDDJ increased by 109.0% from RMB1,102.9 million in 2019 to RMB2,305.4 million (US$353.3 million) in 2020, mainly due to (i) the increase in GMV by 107.0% in 2020 and the increase in order volume by 38.8% in 2020 as compared to 2019, and (ii) RMB411.8 million (US$63.1 million) increase in our online marketing services revenue as a result of the increasing promotional activities launched by brand owners. The increase in GMV was primarily due to (i) the increase in active consumers by 69.5% in 2020, and (ii) the increase in average order size by 49.1% from RMB102 in 2019 to RMB153 in 2020. Furthermore, the increase in the number of active consumers was primarily due to our efforts to attract, engage and retain consumers leveraging our marketing and promotion activities, wide selection of products on our platform and improved consumer experience as well as the increase in demand for our services as more consumers shopped daily necessities online, and have cultivated such habits as a result of the COVID-19 epidemic.

Operations and support costs

Our operations and support costs increased by 65.9% from RMB2,845.9 million in 2019 to RMB4,721.3 million (US$723.6 million) in 2020, mainly due to increases in rider cost from RMB2,679.1 million in 2019 to RMB4,148.1 million (US$635.7 million) in 2020 as a result of increasing volume of orders for our last-mile and intra-city delivery services provided to logistics companies, various chain merchants on Dada Now platform and retailers on JDDJ platform. The increase in delivery order volume was primarily because we strengthened cooperation with JD Group and developed more chain merchants and the increase in delivery orders for retailers on JDDJ.

Selling and marketing expenses

Our selling and marketing expenses increased by 30.7% from RMB1,414.5 million in 2019 to RMB1,848.7 million (US$283.3 million) in 2020, mainly due to (i) RMB228.3 million (US$35.0 million) increase in incentive to consumers, (ii) RMB114.2 million (US$17.5 million) increase in advertising and marketing expenses, which was primarily attributable to the increase in referral fees we paid to the staff at retailer stores and third-party promotion service providers for their efforts to attract new consumers to JDDJ platform, and (iii) RMB85.3 million (US$13.1 million) increase in personnel cost in connection with our growing business.

General and administrative expenses

Our general and administrative expenses increased by 77.3% from RMB281.4 million in 2019 to RMB498.8 million (US$76.4 million) in 2020, mainly due to the RMB207.0 million (US$31.7 million) increase in personnel cost as a result of the fulfillment of condition precedent for certain share awards upon our initial public offering in June 2020 and the grants of restricted share units to our directors as well as employees and consultants serving general and administrative function in January 2020.

Research and development expenses

Our research and development expenses increased by 28.5% from RMB333.8 million in 2019 to RMB428.8 million (US$65.7 million) in 2020. The increase was mainly attributable to the increase in research and development personnel cost and cloud server expenses, partially offset by the decrease in depreciation and amortization expenses. The increase in research and development personnel cost was mainly due to (i) the increase of share-based compensation expenses for research and development personnel as a result of the fulfillment of condition precedent for certain share awards upon our initial public offering in June 2020, and (ii) the growth of our research and development team as we continue to strengthen our technological capabilities. The increase in cloud server expenses was mainly due to our rising demand for cloud services in line with our growing business. The decrease in depreciation and amortization expenses was mainly due to the decrease of amortization of intangible assets associated with the acquisition of JDDJ, part of which were fully amortized in January 2020.

Other operating expenses

Our other operating expenses increased by RMB17.5 million (US$2.7 million) from RMB49.7 million in 2019 to RMB67.1 million (US$10.3 million) in 2020, mainly due to the increase in tax surcharges in line with the increase in VAT in 2020.

Other operating income

Our other operating income decreased by RMB15.1 million (US$2.3 million) from RMB75.9 million in 2019 to RMB60.8 million (US$9.3 million) in 2020, mainly because of the decrease in tax refunds as less taxes were paid in 2019.

Interest expenses

Our interest expenses changed from nil to RMB11.8 million (US$1.8 million). The interest expenses incurred were for short-term loans we borrowed in 2020.

Interest income

Our interest income decreased by 22.2% from RMB84.3 million in 2019 to RMB65.6 million (US$10.1 million) in 2020. The decrease was mainly attributable to decreases in the average daily balance of cash and short-term investments denominated in RMB and the interest rate in 2020.

Foreign exchange gain/(loss)

Our foreign exchange loss changed from RMB13.4 million in 2019 to nil in 2020, primarily because we had large amounts of US$-denominated assets held by entities with functional currency of Renminbi in 2019 and the exchange rate of U.S. dollar against Renminbi experienced volatility during the same period.

Income tax benefits

Our income tax benefits decreased by 43.1% from RMB9.0 million in 2019 to RMB5.1 million (US$0.8 million) in 2020, primarily due to decrease in amortization of intangible assets associated with the acquisition of JDDJ, part of which were fully amortized in January 2020.

Net loss

As a result of the foregoing, our net loss increased by 2.1% from RMB1,669.8 million in 2019 to RMB1,705.2 million (US$261.3 million) in 2020.

Year ended December 31, 2019 compared to year ended December 31, 2018

Net revenues

Our net revenues increased by 61.3% from RMB1,922.0 million in 2018 to RMB3,099.7 million in 2019, primarily due to the substantial increase in net revenues for last-mile and intra-city delivery services on Dada Now platform, and intra-city delivery services and marketplace services on JDDJ platform.

The net revenues generated from Dada Now increased by 79.7% from RMB1,111.4 million in 2018 to RMB1,996.8 million in 2019, mainly due to the increases in order volume of last-mile and intra-city delivery services by 52.8% in 2019 as compared to 2018. The increase in order volume was primarily due to (i) the increase in order volume of last-mile delivery service to JD Logistics as we strengthened our cooperation with JD Group; and (ii) the increase in order volume of intra-city delivery services to chain merchants as we developed more chain merchants to use our services and broadened our partnerships with more chain merchants.

The net revenues generated from JDDJ increased by 46.2% from RMB754.2 million in 2018 to RMB1,102.9 million in 2019, mainly due to (i) the increase in GMV by 66.4% from RMB7,334 million in 2018 to RMB12,205 million in 2019 and the increase in order volume by 17.1% in 2019 as compared to 2018, and (ii) RMB75.8 million increase in our online marketing services revenue as a result of the increasing promotional activities launched by brand owners. The increase in GMV was primarily due to the increase in active consumers from 14.7 million in 2018 to 24.4 million in 2019. Furthermore, the increase in the number of active consumers was primarily due to our efforts to attract, engage and retain consumers leveraging our marketing and promotion activities, wide selection of products on our platform and improved consumer experience.

Operations and support costs

Our operations and support costs increased by 39.2% from RMB2,044.1 million in 2018 to RMB2,845.9 million in 2019, mainly due to increases in rider cost from RMB1,918.3 million in 2018 to RMB2,679.1 million in 2019 as a result of increasing volume of orders for our last-mile and intra-city delivery services provided to logistics companies, various chain merchants on Dada Now platform and retailers on JDDJ platform. And the increase in delivery order volume was primarily because we strengthened cooperation with JD Group and developed more chain merchants and retailers.

Selling and marketing expenses

Our selling and marketing expenses increased by 15.6% from RMB1,223.3 million in 2018 to RMB1,414.5 million in 2019, mainly due to increases in incentives to JDDJ consumers, personnel cost and advertising and marketing expenses. The incentives to JDDJ consumers increased by RMB155.2 million in 2019, as our promotion coupon activities continued. However, the rate of incentives to JDDJ consumers as a percentage of GMV experienced a significant decline. We expect the rate of the incentives to JDDJ consumers as a percentage of GMV will continue to decline. The advertising and marketing expenses increased by RMB14.8 million in 2019, primarily attributable to the increase in referral fees we paid to working staff at the retailer stores for their efforts to attract new consumers to JDDJ platform.

General and administrative expenses

Our general and administrative expenses decreased slightly by 0.4% from RMB282.5 million in 2018 to RMB281.4 million in 2019, mainly due to the RMB15.2 million decrease in impairment expenses as the impairment expenses relating to the termination of our unmanned retail shelves business was a one-off expense and only recorded in 2018, partially offset by the RMB12.8 million increase in personnel cost as a result of our growing business.

Research and development expenses

Our research and development expenses increased by 23.6% from RMB270.2 million in 2018 to RMB333.8 million in 2019. The increase was mainly attributable to the increase in research and development personnel cost and cloud server expenses. The increase in research and development personnel cost was mainly due to the growth of our research and development team as we continue to strengthen our technological capabilities. The increase in cloud server expenses was mainly due to our rising demand for cloud services in line with our growing business.

Other operating expenses

Our other operating expenses decreased by RMB47.5 million from RMB97.2 million in 2018 to RMB49.7 million in 2019, mainly due to the termination of our unmanned retail shelves business in 2019.

Other operating income

Our other operating income increased by RMB57.0 million from RMB18.9 million in 2018 to RMB75.9 million in 2019, mainly due to the increase of government subsidies.

Interest income

Our interest income increased by 58.7% from RMB53.1 million in 2018 to RMB84.3 million in 2019. The increase was mainly attributable to the increase in average daily balance of cash, restricted cash and short-term investments in 2019.

Foreign exchange gain/(loss)

Our foreign exchange gain/(loss) turned from a gain of RMB7.2 million in 2018 to a loss of RMB13.4 million in 2019, primarily due to the change in the exchange rate of U.S. dollar against Renminbi.

Fair value change in foreign currency forward contract

Our fair value change in foreign currency forward contract decreased from a gain of RMB13.5 million in 2018 to nil in 2019. The change was mainly because of the settlement of the then existing foreign currency forward contract in March 2018 and we had not entered into any new foreign currency forward contract since then.

Income tax benefits

Our income tax benefits decreased by 67.2% from RMB27.5 million in 2018 to RMB9.0 million in 2019, primarily due to the change in deferred tax liability as Shanghai JDDJ was awarded with HNTE status in 2018 and was eligible for a reduced income tax rate of 15%. The adjustment in connection with the reduced income tax rate commenced from the fourth quarter of 2018.

Net loss

As a result of the foregoing, our net loss decreased by 11.1% from RMB1,878.4 million in 2018 to RMB1,669.8 million in 2019.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Principles of consolidation

Our consolidated financial statements include the financial statements of our company, our subsidiaries, our VIE and its subsidiaries. All inter-company transactions and balances between our company, our subsidiaries, our VIE and its subsidiaries have been eliminated upon consolidation.

Consolidation of VIE

We evaluate the need to consolidate a VIE by determining if we are its primary beneficiary. In determining whether we are the primary beneficiary, we consider if we (1) have power to direct the activities that most significantly affect the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, we consolidate the VIE. Applicable PRC laws and regulations currently limit foreign ownership of companies involved in provision of internet content and other restricted businesses. Therefore, our websites and relevant licenses are registered and owned by Shanghai Qusheng and its wholly-owned subsidiary, JDDJ Youheng, and the equity interests of Shanghai Qusheng are held by certain beneficial owners and affiliates of shareholders of our Company.

To provide the effective control over Shanghai Qusheng and receive substantially all of the economic benefits of Shanghai Qusheng, Dada Glory, our wholly-owned subsidiary, or WFOE entered into a series of contractual arrangements with Shanghai Qusheng and its shareholders. The irrevocable powers of attorney have conveyed all shareholder rights held by Shanghai Qusheng’s shareholders to WFOE, including the right to appoint board members who nominate the general managers of Shanghai Qusheng to conduct day-to-day management of Shanghai Qusheng’s businesses, and to approve significant transactions of Shanghai Qusheng. The exclusive option agreements provide WFOE with a substantive kick-out right of Shanghai Qusheng’s shareholders through an exclusive option to purchase all or any part of the shareholders’ equity interest in Shanghai Qusheng at the lowest price permitted under the PRC laws then in effect. In addition, through the exclusive business cooperation agreement, WFOE established the right to receive benefits from Shanghai Qusheng that could potentially be significant to the VIE, and through the share pledge agreement, WFOE has, in substance, an obligation to absorb losses of Shanghai Qusheng that could potentially be significant to the VIE. As these contractual arrangements allow us to effectively control the VIE and to derive substantially all of the economic benefits from it, we have consolidated the VIE.

Revenue recognition

We derive our revenues principally from merchants, individual senders and retailers for their use of our core platforms in connection with on-demand retail platform services and on-demand delivery services. Revenue is stated net of value added tax (“VAT”), discounts and return allowances.

Services

We arrange for on-demand delivery services to be provided through our Dada Now platform where we assist the customer, a registered merchant or individual sender, in finding a rider to complete a delivery requested by the customer. Judgment is required in determining whether we are the principal or agent in service provision. We evaluate the presentation of revenue on a gross or net basis based on whether we control the services provided by the riders and are the principal, or we arrange for the riders to provide the service and are an agent. We conclude that we act as an agent in these transactions as we are not responsible for fulfilling the promise to provide the delivery services, nor do we have the ability to control the related services. We do not have the ability to control the services provided by riders due to the following: (i) we do not pre-purchase or otherwise obtain control of the riders’ services prior to their transfer to the customers; (ii) we do not guarantee an order could be taken by a rider; (iii) we cannot direct the riders to accept, decline or disregard a transaction request and (iv) our platform services do not include the delivery services provided to the customers by the riders. The service fee earned by us is the difference between the amount paid by the customer based on an upfront quoted fare and the amount earned by the rider based on expected delivery time, distance and other factors, which are both fixed at the time a transaction is entered into with a customer. We may record a loss from a transaction when an upfront quoted fare offered to the customer is less than the amount we are committed to paying to the rider. The revenue is recognized on a net basis at the point of delivery of merchandise. The loss on this type of transactions is recorded in operations and support costs in the consolidated statements of operations and comprehensive loss as it is not related to any other current, previous or future transactions with customers and in substance, is an expense paid to the rider.

We also provide on-demand retail platform services on our JDDJ platform. The service revenues primarily consist of commission fees charged to retailers for participating in our online marketplace, where we act as an agent and our performance obligation is to facilitate the retailers’ online sales of their goods and services through JDDJ. We are not primarily obligated to the consumers, do not take inventory risk, and do not have latitude over pricing of the merchandise. Upon successful sales, we charge the retailer a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of merchandise.

In addition, we fulfill the delivery needs of retailers on JDDJ and other business customers on Dada Now by utilizing our network of registered riders on Dada Now. Under this type of services, we enter into agreements with retailers and other business customers, which enforce our acceptance of all the related delivery requests at the prices stipulated in the contracts. We have determined that we act as the principal in these transactions as we are primarily responsible for the delivery of merchandise and have the ability to control the related services. We have the ability to control the services provided by riders as we are responsible for and guarantee identifying and directing riders that meet the quality criteria stipulated in the agreements to complete the deliveries requested by retailers or other business customers. Additionally, the Group has ultimate control over the amounts charged to the customers. Although in this type of services, the riders still have the ability to accept, decline or disregard a delivery assignment, it is our responsibility to find a replacement and complete the delivery timely. Revenues resulting from these services are recognized on a gross basis at a fixed rate or a pre-determined amount for each completed delivery, with the amounts paid to the riders recorded in operations and support costs. From September, 2020, we started to engage truckers to provide freight service to logistics companies or merchants on Dada Now and JDDJ. We have determined that we act as the principal in these freight transactions as it has the ability to control the freight services provided by truckers and is primarily responsible for the freight services. The related revenue is included in service revenue under Dada Now.

Incentive programs

We evaluate our incentive programs based on the party the incentives are provided to and the purpose and nature of the incentive programs, to determine whether to record them as reduction of revenue or selling and marking expenses.

Customer incentives

We offer various incentive programs to merchants, individual senders and business customers in the form of coupons or volume-based discounts that are recorded as reduction of revenue as we do not receive a distinct good or service in consideration.

Rider incentives

We offer various incentive programs to riders, primarily in the form of volume-based incentives. The riders are not our customers as they do not pay for their use of our platform in any form. Therefore, for transactions where we act as an agent and recognize revenue on a net basis, the related rider incentives are recorded as a reduction of revenue. The incentive amount in excess of the related revenue is included in operations and support costs. For transactions where we act as a principal and recognize revenue on a gross basis, the related rider incentives are included in operations and support costs.

Consumer incentives

The consumer incentives are offered to promote our local on-demand retail platform in the form of promotion coupon on JDDJ, which are valid only during a limited period of time. These incentives are provided at our discretion and are not contractually required by the merchants. These incentives also do not reduce the overall pricing of the services provided by us. As we have no performance obligation to consumers who are not our customers, incentives to consumers are recognized as selling and marketing expenses.

All the incentives granted can be categorized into (1) incentives granted concurrent with a purchase transaction and (2) incentives granted not concurrent with a purchase transaction. When the incentive is granted concurrent with a purchase transaction, expenses or reduction of revenue are accrued, in the most likely amount to be earned, as the related transactions are recorded. Since such incentives are generally earned over a very short period of time, there is limited uncertainty when estimating the expenses to be accrued or variable consideration to be recorded as a reduction of revenue. When the incentive (i.e., a coupon) is not granted concurrent with a purchase transaction, expenses or reduction of revenue are recognized upon the redemption of such incentive.

Intangible assets, net

Intangible assets purchased are recognized and measured at cost upon acquisition. Intangible assets arising from our acquisition of JDDJ business from JD Group, including BCA, NCC, technology, trademark and domain name are recognized and measured at fair value based on a valuation upon acquisition. We made estimates and judgments in determining the fair value of JDDJ business, NCC and BCA with assistance from an independent valuation firm.

The fair value of the BCA was determined using the operation cost saving method to assess the operation cost we can save with our cooperation with JD Group under the BCA including savings in online traffic acquisition cost and advertising cost with the key assumptions of page view click of JDDJ, average cost per page view in the industry, number of entrance provided to JDDJ and average publication fees per advertising entrance. The fair value of NCC was determined as the difference between the values of the business with and without the agreement in place. The analytical method based on this concept and used to value the NCC is a variation of the income approach with the key assumption of discounted cash flow under conditions with and without the NCC and the probability of JD Group’s entrance to the same industry with us. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. We have not recorded any impairment losses related to intangible assets.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the acquisitions of JDDJ business from JD Group that occurred in 2016 and there is no change to the carrying amount of the goodwill for the years ended December 31, 2018, 2019 and 2020. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if any indication of impairment exists. We have determined we have only one reporting unit.

In evaluation of goodwill impairment, we perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Prior to January 1, 2020, based on the qualitative assessment, if it was more likely than not that the fair value of a reporting unit was less than the carrying amount, we would perform a two-step test to determine the amount of goodwill impairment. In Step 1, we would compare the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeded its fair value, we would perform Step 2 and compare the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge would equal the amount by which the carrying amount of goodwill for the reporting unit exceeded the implied fair value of that goodwill would be recorded, limited to the amount of goodwill allocated to that reporting unit. Starting from January 1, 2020, we adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. As of December 31, 2018, we performed a quantitative assessment of goodwill using the income approach through a discounted cash flow analysis. The fair value of the reporting unit substantially exceeded its carrying value, and thus no goodwill impairment was identified. As of December 31, 2019 and 2020, we conducted a qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. In assessing the qualitative factors, we considered the impact of changes in the general economic conditions including the impact of COVID-19, changes in industry and competitive environment, stock price and actual revenue performance compared to previous years. Based on the results of the qualitative assessment completed as of December 31, 2019 and 2020, there were no indicators of impairment.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statements of operations and comprehensive loss in the period of the enactment of the change.

Measurement of share-based compensation

We grant options and restricted share units to our employees, directors, and consultants. In accordance with ASC 718 “Stock Compensation,” we determine whether a share-based compensation should be classified and accounted for as a liability award or an equity award.

Options and restricted share units granted to employees, including the directors, vest upon satisfaction of a service condition, which is generally satisfied over four years and are measured at fair value as of the grant date. Options granted to non-employees with a service condition are accounted for based on the fair value of the equity instrument issued, as this has been determined to be more reliably measurable. Prior to January 1, 2019, we accounted for equity instruments issued to non-employees in accordance with ASC subtopic 505-50, “Equity: Equity based Payments to Non-Employees.” The fair value of each option granted to non-employees was estimated on the date of grant using the same option valuation model used for options granted to employees, and then re-measured at each period end. The final measurement date of the fair value of the equity instrument issued was the date on which the non-employee’s performance was completed. Additionally, our incentive plan provides an exercisability clause where employees or non-employees can only exercise vested options upon the occurrence of the event that the ordinary shares are publicly traded. The satisfaction of the performance condition became probable only upon the completion of our initial public offering and therefore, we recorded the cumulative share-based compensation expenses for these options when we completed our initial public offering.

According to ASC 718, a change in any of the terms or conditions of equity-based awards shall be accounted for as a modification of the award. Therefore, we calculate incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified. For vested options, we would recognize incremental compensation cost on the date of modification and for unvested options, we would recognize, prospectively and over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award.

On January 1, 2019, we adopted ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployees Share-Based Payment Accounting and account for share-based payments to non-employees at grant-date fair value of the equity instrument issued. Upon adoption, only liability-classified awards that have not been settled and equity-classified awards for which a measurement date has not been established should be remeasured through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The adoption of this standard did not have a material impact on our consolidated financial statement and no cumulative-effect adjustment to retained earnings as of January 1, 2019 was made.

Fair value of the options and restricted share units granted to employees and non-employee

In determining the fair value of the stock options, the binomial option pricing model was applied. The assumptions we adopted to estimate the fair value of share options granted were as follows:

	For the Year Ended December 31,
	2018	2019	2020
Expected volatility	36%~38%	37%~40%	37%~41%
Risk-free interest rate (per annum)	3.5%~3.7%	2.4%~3.6%	1.7%~2.3%
Exercise multiples	2.2	2.2	2.2
Expected dividend yield	0.00%	0.00%	0.00%
Fair value of underlying ordinary shares (US$)	2.01~2.26	2.26~3.87	4.08~5.79
Fair value of share option (US$)	1.35~1.59	1.59~3.14	3.32~5.03

We estimated expected volatility by reference to the historical price volatilities of ordinary shares of comparable companies over a period close to the contract term of the options. We estimated the risk free interest rate based on the yield to maturity of U.S. government bonds at grant date with a maturity period close to the contract term of options, adjusted by country risk differential between U.S. and China. As we only had very limited option exercise history, we estimated exercise multiples based on empirical research on typical employee stock option exercising behavior. The dividend yield was estimated as zero based on our plan to retain profit for corporate expansion and no dividend will be distributed in the near future.

In order to determine the fair value of our ordinary shares underlying each share option or restricted share unit grant before we became a public company, we first determined our equity value and then allocated the equity value to each element of our capital structure (preferred shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation and redemption scenarios, in which the option pricing method was adopted to allocate the value between redeemable convertible preferred shares and ordinary shares, and (ii) the mandatory conversion scenario, in which equity value was allocated to preferred shares and ordinary shares on an as-if converted basis.

In determining our equity value, we used income approach/discounted cash flow method, or DCF to determine the fair value of the business enterprise value and used backsolve method as secondary approach to counter check reasonableness of the result. we considered the methods we applied are the most appropriate in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, with the assistance of an independent third-party appraiser.

The assumptions we used in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of ordinary shares, including the following factors:

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the prices, rights, preferences and privileges of our preferred shares relative to our ordinary shares;

•	the likelihood of achieving a liquidity event for the ordinary shares underlying the share-based awards, such as an initial public offering;

•	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

•	the market performance of industry peers.

The analysis of DCF is based on the projected cash flows using management’s best estimates as of the valuation dates. The determination of fair value requires complex and subjective judgments to be made regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. The major assumptions used in the DCF include:

•	Weighted average cost of capital, or WACC: The discount rates applied in the DCF were based on the WACCs determined after considering factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•	Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, seven similar publicly traded companies were selected for reference as our guideline companies.

•	Discount for lack of marketability, or DLOM: option-pricing method was used to estimate the discount for lack of marketability. Under option-pricing method, the cost of put option, which can hedge the price change before the privately held share can be sold, was considered as a basis to determine the lack of marketability discount. This option-pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of liquidity event and estimated volatility of ours shares. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The growth rates of our revenues contributed to the fair value of the shares. However, fair value is inherently uncertain and highly subjective. The assumptions used in deriving the fair value are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving forecasts were assessed in selecting the appropriate discount rates.

The backsolve method is a market approach which is used to solve our implied aggregate equity value by considering the rights and preference of each class of equity and solving for the total equity value that is consistent with a recent transaction in the securities.

Upon the completion of the IPO, the fair value of ordinary share are based on the closing prices of ordinary share on the respective grant dates.

As of December 31, 2020, there were RMB163.1 million (US$25.0 million) of total unrecognized compensation expenses related to option which is expected to be recognized over a weighted-average period of 2.63 years.

As of December 31, 2020, there were RMB368.3 million (US$56.4 million) of unrecognized compensation expenses related to unvested restricted share units issued by us which is expected to be recognized over a weighted-average period of 3.98 years.

The assumptions used in share-based compensation expenses recognition represent our best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period.

Leases

As a lessee, we lease office space and warehouse facilities in different cities in PRC under non-cancellable operating lease agreements that expire at various dates through October 2024. Effective January 1, 2020, we adopted ASU No. 2016-02 “Leases” (ASC 842) using the modified retrospective approach. We elected the transition package of practical expedients permitted within the standard, which allowed us not to reassess initial direct costs, lease classification, or whether the contracts contain or are leases for any leases that existed prior to January 1, 2020. We also elected the short-term lease exemption for all contracts with an original lease term of 12 months or less. Upon the adoption, we recognized operating lease right of use (“ROU”) assets of RMB125.0 million (US$19.2 million) with corresponding lease liabilities of RMB130.1 million (US$19.9 million) on the consolidated balance sheets. The operating lease ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact our beginning retained earnings as of January 1, 2020, or our prior years’ financial statements.

Under ASC 842, we determine whether an arrangement constitutes a lease and records lease liabilities and ROU assets on our consolidated balance sheets at the lease commencement. We measure the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using our incremental borrowing rate, an estimated rate we would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. We measure the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs we incur under the lease. We begin recognizing operating lease expense based on lease payments on a straight-line basis over the lease term after the lessor makes the underlying asset available to us. Some of our lease contracts include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, we do not include renewal option periods in the lease term for which we are not reasonably certain to exercise.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2.28 “Recent accounting pronouncements” to our audited consolidated financial statements included elsewhere in this annual report.

B.            Liquidity and Capital Resources

We had net cash used in operating activities of RMB1,819.4 million in 2018, RMB1,297.8 million in 2019 and RMB1,108.2 million (US$169.8 million) in 2020, respectively. Our primary sources of liquidity have been proceeds from preferred share issuance, short-term bank borrowings, our initial public offering in June 2020, and our follow-on public offering in December 2020. As of December 31, 2020, we had RMB5,461.3 million (US$837.0 million) in cash and cash equivalents, of which approximately 2.5% were held in Renminbi and the remainder was primarily held in U.S. dollars.

We believe our cash will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our accounts receivable represents primarily the amount receivable from logistics companies and chain merchants for our delivery services, insurance companies for facilitation of enrolling riders in insurance plans and advertising customers for our online marketing services. We receive payment before or concurrently with our provision of services in most cases, except for insurance facilitation services and a limited number of customers for delivery services where we generally allow one month for them to settle after issuance of invoices. As of December 31, 2018, 2019 and 2020, our accounts receivable, net of allowance for doubtful accounts, were RMB30.3 million, RMB38.2 million and RMB403.6 million (US$61.9 million), respectively.

Riders and drivers are entitled to withdraw their delivery remuneration after completion of services. Payable to riders and drivers represents the amount that riders and drivers have not withdrawn from their accounts. As of December 31, 2018, 2019, and 2020, our payable to riders and drivers, were RMB280.1 million, RMB381.3 million and RMB717.5 million (US$110.0 million), respectively.

Our accounts payable represent primarily the amount payable to our suppliers of delivery equipment and historically for merchandise sold through our unmanned retail shelves. As of December 31, 2018, 2019 and 2020, our accounts payable were RMB8.7 million, RMB9.9 million and RMB13.8 million (US$2.1 million), respectively.

Our amount due from related parties represents primarily the amount due from JD Group and Walmart Group arising from our services to them. As of December 31, 2018, 2019 and 2020, our amount due from related parties were RMB159.4 million, RMB308.7 million and RMB646.3 million (US$99.1 million), respectively. The increase from 2018 to 2019 was primarily due to increase in volumes of orders from JD Group and Walmart Group. The increase from 2019 to 2020 was primarily due to (i) the temporarily adjusted settlement cycle with JD Group, and (ii) increase in volumes of orders from Walmart Group. See also “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Other Related Party Transactions.”

In 2020, we borrowed short-term loans with a total amount of RMB600.0 million (US$92.0 million), among which RMB400.0 million (US$61.3 million) short-term loans were collateralized by RMB400.0 million (US$61.3 million) long-term time deposits. The weighted average annual interest rate is 3.09%. The interest expense we incurred for the abovementioned loans in 2020 amounted to RMB11.8 million.

Although we consolidate the results of our VIE, we only have access to the assets or earnings of our VIE through our contractual arrangements with our VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

All of our net revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our securities offerings to make loans or capital contributions to our PRC subsidiaries. We expect to invest substantially all of the proceeds from our initial public offering and follow-on offering into our PRC operations within the business scopes of our PRC subsidiaries and our VIE. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans to our PRC subsidiaries and our VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(1,819,355)	(1,297,838)	(1,108,207)	(169,841)
Net cash used in investing activities	(415,382)	(267,460)	(229,757)	(35,212)
Net cash provided by financing activities	3,048,112	—	5,891,550	902,920
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	11,363	(22,575)	(188,664)	(28,914)
Net (decrease)/increase in cash and cash equivalents and restricted cash	824,738	(1,587,873)	4,364,922	668,953
Cash and cash equivalents and restricted cash at the beginning of the period	1,919,268	2,744,006	1,156,133	177,185
Cash and cash equivalents and restricted cash at the end of the period	2,744,006	1,156,133	5,521,055	846,138

Operating activities

Net cash used in operating activities in 2020 was RMB1,108.2 million (US$169.8 million). The difference between the net loss of RMB1,705.2 million (US$261.3 million) and operating cash outflow RMB1,108.2 million (US$169.8 million) was primarily the result of adding back non-cash expenses items such as depreciation and amortization of RMB201.3 million (US$30.8 million) and share-based compensation of RMB360.1 million (US$55.2 million), partially offset by additional cash of RMB35.1 million (US$5.4 million) used due to changes in working capital accounts. Depreciation and amortization mainly relates to the amortization of the BCA and NCC arising from our acquisition of JDDJ in 2016. The changes in working capital accounts mainly include (i) RMB365.4 million (US$56.0 million) increase in accounts receivables, (ii) RMB337.7 million (US$51.7 million) increase in amount due from related parties, (iii) RMB85.0 million (US$13.0 million) increase in prepayments and other current assets, and (iv) RMB29.9 million (US$4.6 million) decrease in amount due to related parties, partially offset by (i) RMB357.8 million (US$54.8 million) increase in accrued expenses and other current liabilities, (ii) RMB336.2 million (US$51.5 million) increase in payable to riders and drivers, and (iii) RMB170.0 (US$26.1) increase in notes payable.

Specifically, the increase in accounts receivable was primarily due to significant increase in order volume from a supermarket chain in 2020 and delivery order volumes of services to logistics companies. The increase in amount due from related parties was primarily due to (i) the temporarily adjusted settlement cycle with JD Group, and (ii) increase in volumes of orders from Walmart Group. The increase in prepayments and other current assets was primarily due to the increase in VAT deductible and interest receivable. The decrease in amount due to related parties was primarily due to (i) the decrease in the balance of the cash we collected from consumers on behalf of JD.com upon merchandise delivery as we adjusted the payment schedule with JD Group from payment to JD Group after collection to payment before collection, and (ii) the delayed settlement with Walmart Group at the end of 2019. The increase in accrued expenses and other current liabilities was primarily due to (i) the increase in payables to retailers on JDDJ as a result of the increase in GMV and extended settlement cycles with retailers, and (ii) the increase in salaries and welfare payables as a result of our increasing headcount, the regular salary increases in March and September 2020. The increase in payable to riders and drivers was primarily due to significant increase in delivery order volumes of services to logistics companies.

Net cash used in operating activities in 2019 was RMB1,297.8 million. The difference between the net loss of RMB1,669.8 million and operating cash outflow RMB1,297.8 million was primarily the result of adding back non-cash expenses items such as depreciation and amortization of RMB215.7 million and share-based compensation of RMB51.2 million and additional cash of RMB93.5 million released from working capital accounts. Depreciation and amortization mainly relates to the amortization of the BCA and NCC arising from our acquisition of JDDJ in 2016. The changes in working capital accounts mainly include (i) RMB127.5 million increase in accrued expenses and other current liabilities, (ii) RMB101.2 million increase in payable to riders and drivers, and (iii) RMB28.5 million increase in amount due to related parties, partially offset by (i) RMB149.3 million increase in amount due from related parties, and (ii) RMB9.0 million decrease in deferred tax liabilities.

Specifically, the increase in accrued expenses and other current liabilities was primarily due to (i) the increase in payables to retailers on our on-demand retail platform in line with the increasing GMV on JDDJ, and (ii) the increase in salaries and welfare payables to our employees as a result of growing employee number and compensation level as well as a certain payment timing difference between 2018 and 2019 year ends. The increase in payable to riders and drivers was primarily due to increase of order volumes in 2019 as compared to that in 2018. The increase in amount due to related parties was primarily due to the increased cash we collected from consumers on behalf of Walmart Group when performing JDDJ platform services which was in line with the increasing transaction volume by Walmart Group at JDDJ, partially offset by the RMB11.8 million decrease in the cash we collected from consumers on behalf of JD.com upon merchandise delivery as December 31, 2019 was a settlement day whereas December 31, 2018 was a bank holiday. The increase in amount due from related parties was primarily due to the increase in volumes of orders from JD Group and Walmart Group. The decrease in deferred tax liabilities was primarily due to change in deferred tax liability as Shanghai JDDJ was awarded with HNTE status in 2018 and was eligible for a reduced income tax rate of 15%.

Net cash used in operating activities in 2018 was RMB1,819.4 million. The difference between the net loss of RMB1,878.4 million and operating cash outflow RMB1,819.4 million was primarily the result of adding back non-cash expenses items such as depreciation and amortization of RMB212.2 million and share-based compensation of RMB51.2 million, partially offset by additional cash of RMB203.3 million used due to changes in working capital accounts. Depreciation and amortization mainly relates to the amortization of the BCA and NCC arising from our acquisition of JDDJ in 2016. The changes in working capital accounts mainly include (i) RMB110.6 million increase in amount due from related parties, (ii) RMB42.3 million increase in prepayments and other current assets, (iii) RMB28.2 million decrease in accrued expenses and other current liabilities, (iv) RMB27.5 million decrease in deferred tax liabilities, and (v) RMB23.7 million increase in accounts receivable, partially offset by (i) RMB16.0 million increase in amount due to related parties, and (ii) RMB15.1 million increase in payable to riders and drivers.

Specifically, the increase in amount due from related parties was primarily due to the significant increase in volumes of orders from JD Group and inclusion of Walmart Group as a related party as it became our shareholder with significant influence in 2018. The increase in prepayments and other current assets was primarily due to increases in funds receivable from payment channels and VAT receivable. The decrease in accrued expenses and other current liabilities was primarily due to decreases of RMB69.6 million in tax payables as a result of our payment of accrued VAT. The decrease in deferred tax liabilities was primarily due to change in deferred tax liability as Shanghai JDDJ was awarded with HNTE status in 2018 and was eligible for a reduced income tax rate of 15%. The increase in accounts receivable was primarily due to adoption of credit payment term for chain merchants as we were developing business with these merchants. The increase in payable to riders and drivers was primarily due to increase of order volumes for the year ended December 31, 2018 as compared to that for the year ended December 31, 2017. The increase in amount due to related parties was primarily due to inclusion of Walmart Group as a related party as it became our shareholder with significant influence in 2018.

Investing activities

Net cash used in investing activities in 2020 was RMB229.8 million (US$35.2 million), consisting primarily of cash paid for purchase of long-term time deposits and property, equipment and intangible assets, partially offset by net cash from disposal of wealth management product.

Net cash used in investing activities in 2019 was RMB267.5 million, consisting primarily of net cash used in purchase of wealth management product and cash paid for purchase of property, equipment and intangible assets.

Net cash used in investing activities in 2018 was RMB415.4 million, consisting primarily of net cash paid for purchase of wealth management products and cash paid for purchase of property and equipment, partially offset by proceeds from disposal of a foreign currency forward contract.

Financing activities

Net cash provided by financing activities in 2020 was RMB5,891.6 million (US$902.9 million), consisting primarily of proceeds from our initial public offering in June 2020, follow-on public offering in December 2020 and short-term bank borrowings.

Net cash provided by financing activities in 2019 was nil.

Net cash provided by financing activities in 2018 was RMB3,048.1 million, consisting primarily of proceeds from issuance of convertible redeemable preferred shares, partially offset by repayments for short-term bank borrowings.

Holding Company Structure

Our Company, Dada Nexus Limited, is a holding company with no material operations of its own. We conduct our operations primarily through our WFOEs and VIE. As a result, Dada Nexus Limited’s ability to pay dividends depends upon dividends paid by our WFOEs.

If our WFOEs or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOEs are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOEs and our VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2020, as our WFOEs, all other PRC subsidiaries, our VIE and the subsidiaries of our VIE are all in an accumulated loss position, no statutory reserve was appropriated. Our WFOEs have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Our Technology Capabilities and Empowerment,” “Item 4. Information on the Company—B. Business Overview— Our Technology Infrastructure and Team” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	For the Year Ended December 31,
	Total	2021	2022	2023	2024	2025 and after
	(in RMB thousands)
Operating lease commitments(1)	119,851	46,050	31,381	23,813	18,607	—

Note:

(1)	Operating lease commitments consist of the commitments under the lease agreements for our office premises and other facilities.

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2020.

G.	Safe Harbor

See “Forward-Looking Information” on page 3 of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Philip Jiaqi Kuai	38	Chairman of the Board of Directors and Chief Executive Officer
Jun Yang	43	Director and Chief Technology Officer
Lei Xu	46	Director
Yui Yu	38	Director
Sandy Ran Xu	44	Director
Christina Xiaojing Zhu	48	Director
Kui Zhou	53	Director
Bonnie Yi Zhang	47	Independent Director
Baohong Sun	52	Independent Director
Beck Zhaoming Chen	38	Chief Financial Officer

Mr. Philip Jiaqi Kuai is our founder, and has served as the chairman of our board of directors and chief executive officer since our inception. Mr. Kuai is a serial entrepreneur with extensive experience and expertise in the logistics and internet sectors in China. Prior to founding our company, Mr. Kuai served as a vice president of Anjuke.com, an online property platform in China, from 2013 to 2014, which was subsequently acquired by 58.com, a NYSE-listed online marketplace for classifieds in China, in 2015. From 2009 to 2013, Mr. Kuai served as a vice president of AdChina, an internet advertising platform in China. Before that, Mr. Kuai worked at Oracle Corporation, a NYSE-listed company, as product manager from 2007 to 2009, and worked at McKinsey & Company as management consultant from 2005 to 2006, and worked at Accenture, a NYSE-listed company, from 2004 to 2005, respectively. Mr. Kuai was named to Fortune China’s list of the “2019 40 under 40 in China”, the annual selection of the most influential young people in business. Mr. Kuai received a bachelor’s degree in logistics engineering from Tongji University and a master’s degree in logistics engineering from Massachusetts Institute of Technology.

Mr. Jun Yang is our co-founder, and has served as our chief technology officer since our inception and our director since June 2020. Mr. Yang is responsible for our technology, products, data, and corporate strategies. Prior to joining us, Mr. Yang worked as the head of growth engineering team at Square, a NYSE-listed company, from 2014 to 2015, where he was responsible for user growth strategy and implementation. Prior to that, he worked as an engineering manager at Facebook, a Nasdaq-listed company, from 2010 to 2014, where he was responsible for user growth and ads optimization, and worked as an engineer at Google, a Nasdaq-listed company, from 2008 to 2009. Mr. Yang received a bachelor’s degree in computer science from Zhejiang University, and a master’s degree and a doctoral degree in computer science from Carnegie Mellon University.

Mr. Lei Xu has served our director since June 2020. Mr. Xu is the chief executive officer of JD Retail, and is responsible for the development, operation and strategy of our retail business, both online and offline. Since joining JD.com in 2009, Mr. Xu has held several leadership roles within the sales and marketing divisions of JD.com's retail business, including head of marketing and branding, head of JD Wireless, and head of its marketing and platform operations. Under his leadership, JD.com successfully rebranded itself from 360buy to JD.com and launched its popular mascot, Joy. Mr. Xu was responsible for the launch of JD Plus, the first paid membership service in China’s e-commerce industry, as well as JD.com's Super Brand Day strategic marketing program. He also leads JD.com's Kepler open platform, a key pillar of its “Retail as a Service” strategy that leverages its strengths in logistics, marketing, financial services, and other areas to help partners to expand their online businesses. Before joining JD.com, Mr. Xu held several senior management roles in marketing and operations at Lenovo, Allyes and Belle E-Commerce. Mr. Xu holds an EMBA degree from China Europe International Business School

Mr. Yui Yu has served as our director since January 2021. Mr. Yu is an executive Director and the chief executive officer of JD Logistics. Mr. Yu is responsible for JD Logistics' overall strategic planning and business direction. He has held multiple executive positions within JD Group including its retail and logistics businesses. In particular, Mr. Yu has extensive experience in operations and management in the logistics industry. He served as head of JD Logistics’ Central China department and JD Logistics’ East China logistics department from January 2011 to October 2012 and from October 2012 to May 2015, respectively, where he helped to establish JD Logistics’ operations across China. Mr. Yu then served as the CEO of Yihaodian from June 2016 to March 2018 before serving as head of JD Group’s customer experience and service department from March 2018 to February 2019. He was also chief human resources officer of JD Group from February 2019 to December 2020. Mr. Yu received his bachelor of laws from China University of Political Science and Law in July 2005 and an EMBA from China Europe International Business School in June 2017

Ms. Sandy Ran Xu has served as our director since November 2019. Ms. Xu has served as chief financial officer of JD.com since June 2020. Ms. Xu joined JD.com in July 2018 as vice president of finance and was promoted to senior vice president in January 2020. Prior to her current role, Ms. Xu oversaw group finance, accounting and tax functions in addition to serving as chief financial officer of JD Retail Business Group. Prior to joining JD.com, Ms. Xu was an audit partner and spent nearly 20 years with PricewaterhouseCoopers Zhong Tian LLP, Beijing office and PricewaterhouseCoopers, San Jose office, focusing on TMT industry and U.S. capital markets. Ms. Xu was a Certified Public Accountant in both China and the United States. Ms. Xu also serves as a director of JD Digits, JD Health and JD Logistics. Ms. Xu received her bachelor’s degree with a double major in information science and economics from Peking University

Ms. Christina Xiaojing Zhu has served as our director since May 2020. Ms. Zhu is the president and chief executive officer of Walmart China. Prior to joining Walmart Group in May 2020, Ms. Zhu served as the president of Fonterra Greater China, a global dairy exporter and milk processor, where she led Fonterra group’s businesses in China, Hong Kong and Taiwan region, from August 2016 to December 2019, and served as a managing director and vice president from September 2011 to July 2016. Prior to joining Fonterra, Ms. Zhu served as a vice president of Honeywell International Inc., a NYSE-listed technology company, where she was responsible for strategy and development, from January 2005 to May 2008, and served as director for strategy and business development from February 2003 to January 2005. Prior to that, Ms. Zhu worked as an engagement manager of McKinsey & Company with a focus on serving financial institutions from 1999 to 2003. Ms. Zhu received a bachelor’s degree in western studies from Beijing Foreign Studies University and an MBA from Columbia Business School.

Mr. Kui Zhou has served as our director since November 2014. Mr. Zhou is a partner at Sequoia Capital China. He focuses on early investments in the technology, media, telecom and healthcare industries. Currently Mr. Zhou serves as a director of Cloopen Group, Eversec, Pony AI, Winona, IngageApp and Ju Shui Tan Technology. Prior to joining Sequoia Capital China in 2005, Mr. Zhou spent many years at Lenovo Group. Mr. Zhou received a master’s degree in business administration from Tsinghua University.

Ms. Bonnie Yi Zhang has served as our director since June 2020. Ms. Zhang is the chief financial officer of Sina Corporation, a leading online media company in China. From March 2014 to March 2015, Ms. Zhang served as the chief financial officer of Weibo Corporation, a Nasdaq-listed social media platform in China and one of Sina Corporation’s subsidiaries. Before joining Weibo, Ms. Zhang was the chief financial officer of AdChina Ltd., an integrated internet advertising platform in China, from May 2011 to February 2014. Prior to that, Ms. Zhang was an audit partner of Deloitte Touche Tohmatsu based in Shanghai, with a focus on serving Chinese companies making initial public offerings in the United States and Chinese companies listed in the United States, from October 2007 to April 2011. Ms. Zhang served as a senior manager in the National Office SEC Services group of Deloitte & Touche, LLP from May 2005 to August 2007, where she was responsible for pre-issuance reviews of securities offering documents and periodic reports to be filed with the SEC with a focus on foreign private issuers. Ms. Zhang has served as an independent director of Yatsen Holding Limited, a NYSE listed company since November 2020. Ms. Zhang received a bachelor’s degree in business administration from McDaniel College. Ms. Zhang is a certified public accountant in the State of Maryland and is a member of the American Institution of Certified Public Accountants.

Ms. Baohong Sun has served as our director since June 20, 2020. Ms. Sun is the chair professor of marketing and associate dean of Cheung Kong Graduate School of Business. Ms. Sun joined Cheung Kong Graduate School of Business in 2008, and was a visiting professor of marketing and associate dean of international programs from June 2008 to August 2009. Prior to that, Ms. Sun joined Carnegie Mellon University in July 1997, and worked as an assistant professor of marketing from July 1997 to August 2004, an associate professor of marketing from September 2001 to August 2004 and a professor of marketing from September 2009 to August 2011. Ms. Sun was also an assistant professor at the University of North Carolina from July 2001 to August 2004. Ms. Sun received a bachelor’s degree in international economics from Renmin University of China and a doctoral degree in economics from the University of Southern California. Ms. Sun is a member of the American Marketing Association, the American Economic Association and the Institute for Operations Research and the Management Sciences.

Mr. Beck Zhaoming Chen has served as our chief financial officer since December 2018. From 2012 to 2018, Mr. Chen served as the chief financial officer of Baozun, a Nasdaq-listed e-commerce service partner in China. Prior to that, Mr. Chen served as the finance controller at LaShou Group, an online social commerce company in China, from 2011 to 2012. From 2004 to 2011, Mr. Chen worked at Deloitte Touche Tohmatsu Certified Public Accountants LLP as an audit manager. Mr. Chen currently serves as an independent director of DouYu, a Nasdaq-listed game-centric live streaming platform in China. Mr. Chen obtained a bachelor’s degree in economics from Fudan University. Mr. Chen is a member of Chinese Institute of Certified Public Accountants and a CFA charterholder.

B.	Compensation

Compensation of Directors and Executive Officers

In 2020, we paid an aggregate of RMB6.7 million (US$1.0 million) in cash to our executive officers, and we paid cash compensation to our non-executive directors of US$58.3 thousand. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, maternity insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material to our detriment or material of the employment agreement. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2015 Equity Incentive Plan

In 2015, our shareholders and board of directors approved the 2015 Equity Incentive Plan, as amended and restated, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. As of February 28, 2021, the maximum aggregate number of ordinary shares that may be issued under the 2015 Plan is 61,605,996 ordinary shares. As of February 28, 2021, 60,766,365 ordinary shares have been issued upon exercise of options and vesting of other share awards, options to purchase a total of 41,391,852 ordinary shares and 19,374,513 restricted share units are outstanding under the 2015 Plan.

The following paragraphs summarize the principal terms of the 2015 Plan.

Type of awards. The 2015 Plan permits the awards of options, share appreciation rights, restricted share awards, restricted share unit awards, and other share awards.

Plan administration. Our board of directors or a committee delegated by the board of directors will administer the 2015 Plan. The plan administrator will determine the participants to receive awards, when and how awards will be granted, the type, fair market value and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award agreement. Awards granted under the 2015 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the provisions applicable in the event that the grantee’s employment or service terminates, and our sole and complete authority to amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant. In addition, the participants can only exercise vested options upon the occurrence of our initial public offering.

Transfer restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2015 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and amendment. Unless terminated earlier, the 2015 Plan has a term of ten years from its date of effectiveness. Our board of directors has the authority to suspend or terminate the 2015 Plan at any time. However, without the written consent of the participant, such suspension and termination of the 2015 Plan will not impair rights and obligations under any award granted while the 2015 Plan is in effect.

2020 Share Incentive Plan

In May 2020, our shareholders and board of directors approved the 2020 Share Incentive Plan, as amended and restated, which we refer to as the 2020 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 45,765,386 ordinary shares, plus an annual increase on the first day of each year during the ten-year term of the 2020 Plan commencing with the year beginning January 1, 2021, by an amount equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding year. As of February 28, 2021 options to purchase a total of 1,738,000 ordinary shares and 2,684,800 restricted share units are outstanding under the 2020 Plan.

The following paragraphs summarize the principal terms of the 2020 Plan.

Types of awards. The 2020 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2020 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award agreement. Awards granted under the 2020 Plan will be evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our subsidiaries.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise price. The plan administrator determines the exercise price for each award, which is stated in the award agreement.

Term of the awards. The vested portion of options will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2020 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and amendment. Unless terminated earlier, the 2020 Plan has a term of ten years from its date of effectiveness. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted without the written consent of the participant.

The following table summarizes, as of February 28, 2021, the number of ordinary shares underlying outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers.

Name	Ordinary Shares Underlying Options and Restricted Share Units		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Philip Jiaqi Kuai	*		Nominal	February 13, 2015	February 13, 2025
	*	(1)	N/A	January 20, 2020	—
Jun Yang	*	(1)	N/A	January 20, 2020	—
Beck Zhaoming Chen	*	(1)	N/A	December 4, 2018	—
	*	(1)	N/A	January 20, 2020	—
Bonnie Yi Zhang	*	(1)	N/A	June 5, 2020	—
Baohong Sun	*	(1)	N/A	June 5, 2020	—
All directors and executive officers as a group	16,880,460

Notes:

*Less than 1% of our total ordinary shares issued and outstanding as of February 28, 2021.

(1)Represents restricted share units.

As of February 28, 2021, our employees and consultant other than members of our directors and officers as a group held options to purchase 37,814,820 ordinary shares, with exercise prices ranging from nominal price per share to US$0.08 per share, and 10,493,88 restricted share units.

C.	Board Practices

Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairperson of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit committee. Our audit committee consists of Bonnie Yi Zhang and Baohong Sun. Bonnie Yi Zhang is the chairperson of our audit committee. We have determined that Bonnie Yi Zhang and Baohong Sun satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that Bonnie Yi Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation committee. Our compensation committee consists of Bonnie Yi Zhang, Baohong Sun and Sandy Ran Xu. Bonnie Yi Zhang is the chairperson of our compensation committee. We have determined that Bonnie Yi Zhang and Baohong Sun satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and corporate governance committee. Our nominating and corporate governance committee consists of Baohong Sun, Bonnie Yi Zhang and Sandy Ran Xu. Baohong Sun is the chairperson of our nominating and corporate governance committee. We have determined that Baohong Sun and Bonnie Yi Zhang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.	Employees

We had a total of 2,017, 2,232 and 2,440 employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth a breakdown of our employees as of December 31, 2020, by function:

Function	Number
Business operations and sales & marketing	1,466
Customer care	115
Research and development	681
General and administrative	178
Total:	2,440

As of December 31, 2020, we had 852 employees in Shanghai, China, and the rest based in Beijing and other cities in China.

Our success depends on our ability to attract, retain and motivate qualified employees. We offer employees competitive salaries, performance-based cash bonuses and other incentives, such as share-based compensation plans. In addition, we provide our employees with a diverse work environment and a wide range of career development opportunities. We have established comprehensive training programs covering new employee training, customized training as well as leadership training. Depending on the position, employee reviews are conducted either quarterly or annually.

Our rider team consists of mostly part-time crowdsourced individuals, as well as some riders from outsourced delivery agencies. Our riders are not our employees. For more information on our riders, see “Item 4. Information on the Company—B. Business Overview—Our Business Model—Dada Now—Riders.”

Under PRC regulations, we are required to participate in and make contributions to housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including pension, maternity, medical, work-related injury and unemployment benefit plans.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with our employees that contain non-compete restrictions.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2021 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 942,910,077 ordinary shares issued and outstanding as of February 28, 2021 (excluding (i) 11,714,112 ordinary shares issued to trust and reserved for future exercise of certain granted share options under the 2015 Plan, and (ii) 17,518,488 ordinary shares issued to the depositary for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under the 2015 Plan).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers**:
Philip Jiaqi Kuai(1)	73,889,893	7.8%
Jun Yang(2)	15,193,787	1.6%
Lei Xu	—	—
Yui Yu	—	—
Sandy Ran Xu	—	—
Christina Xiaojing Zhu	—	—
Kui Zhou	—	—
Bonnie Yi Zhang	—	—
Baohong Sun	—	—
Beck Zhaoming Chen	*	*
All Directors and Executive Officers as a Group	89,083,680	9.4%
Principal Shareholders:
JD Group Entities(3)	434,100,345	46.0%
Walmart Entities(4)	94,981,280	10.1%
Sequoia Capital China(5)	68,946,628	7.3%
Investment funds affiliated with DST(6)	51,060,140	5.4%
Pleasant Lake Limited(1)	67,465,585	7.2%

Notes:

*            Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2021.

**            Except as indicated otherwise below, the business address of our directors and executive officers is 22/F, Oriental Fisherman’s Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai 200082, People’s Republic of China. The business address of Mr. Kui Zhou is Room 3606, China Central Place Tower 3, 77 Jianguo Road, Chaoyang District, Beijing 100027, People’s Republic of China. The business address of Mr. Lei Xu, Mr. Yui Yu and Ms. Sandy Ran Xu is JD national headquarters at No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, People’s Republic of China. The business address of Bonnie Yi Zhang is 7/F SINA Plaza No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China. The business address of Ms. Baohong Sun is 230 Park Avenue, Suite 540, Cheung Kong Graduate School of Business, New York, New York 10169. The business address of Christina Xiaojing Zhu is 12/F, Tower 3, Szitic Square, 69 Nonglin Road, Futian District, Shenzhen 518040, People’s Republic of China.

(1)	Represents 6,424,308 ordinary shares that Mr. Philip Jiaqi Kuai has the right to acquire within 60 days and 67,465,585 ordinary shares held by Pleasant Lake Limited, a British Virgin Islands company. Pleasant Lake Limited is wholly owned by Mr. Philip Jiaqi Kuai. The registered address of Pleasant Lake Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents 201,628 ordinary shares that Mr. Jun Yang has the right to acquire within 60 days and 14,992,159 ordinary shares held by High Altitude Limited, a British Virgin Islands company. High Altitude Limited is wholly owned by Mr. Jun Yang. The registered address of High Altitude Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)	Represents (i) 415,492,797 ordinary shares held by JD Sunflower Investment Limited and (ii) 18,607,548 ordinary shares represented by 4,651,887 ADSs held by Windcreek Limited. JD Sunflower Investment Limited and Windcreek Limited are both British Virgin Islands companies wholly owned by JD Group. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G jointly filed by JD.com, Inc. and others with SEC on February 9, 2021. The registered address of JD Sunflower Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Windcreek Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Represents (i) 87,481,280 ordinary shares and (ii) 7,500,000 ordinary shares represented by 1,875,000 ADSs held by Azure Holdings S.a.r.l., a company incorporated in Grand Duchy of Luxembourg. Azure Holdings S.a.r.l. is wholly owned by Walmart Group. The registered address of Azure Holdings S.a.r.l. is 46A, Avenue J.F. Kennedy, L-1855 Grand Duchy of Luxembourg.

(5)	Represents (i) 54,480,788 ordinary shares directly held by SCC Venture V Holdco I, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, (ii) 7,272,607 ordinary shares directly held by SCC Growth I Holdco A, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, (iii) 5,629,141 ordinary shares directly held by Sequoia Capital China GF Holdco III-A, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, and (iv) 1,564,092 ordinary shares held by Mr. Neil Nanpeng Shen. The registered offices of all of the above entities are Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The sole shareholder of SCC Venture V Holdco I, Ltd. is Sequoia Capital China Venture Fund V, L.P. The general partner of Sequoia Capital China Venture Fund V, L.P. is SC China Venture V Management, L.P., whose general partner is SC China Holding Limited.

The sole shareholder of SCC Growth I Holdco A, Ltd. is Sequoia Capital China Growth Fund I, L.P. The general partner of Sequoia Capital China Growth Fund I, L.P. is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited.

The sole shareholder of Sequoia Capital China GF Holdco III-A, Ltd. is Sequoia Capital China Growth Fund III, L.P. The general partner of Sequoia Capital China Growth Fund III, L.P. is SC China Growth III Management, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen.

(6)	Represents (i) 3,567,756 ordinary shares, represented by 891,939 ADSs, directly held by DST Global IV Co-Invest, L.P., an exempted partnership with limited liability formed under the laws of the Cayman Islands, (ii) 20,859,372 ordinary shares, represented by 5,214,843 ADSs, directly held by DST Global IV, L.P., an exempted partnership with limited liability formed under the laws of the Cayman Islands, (iii) 15,941,456 ordinary shares, represented by 3,985,364 ADSs, directly held by DST Global V, L.P., an exempted partnership with limited liability formed under the laws of the Cayman Islands, and (iv) 10,691,556 ordinary shares, represented by 2,672,889 ADSs, directly held by DST China EC XII, L.P, an exempted partnership with limited liability formed under the laws of the Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G jointly filed by DST Global Advisors Limited and others with SEC on February 16, 2021. The registered addresses of all of these entities are c/o Trident Trust Company (Cayman) Limited, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands.

DST Global IV Co-Invest, L.P. and DST Global IV, L.P. are each controlled by DST Managers Limited, their respective general partner. DST Global V, L.P. and DST China EC XII, L.P. are each controlled by DST Managers V Limited, their respective general partner. The equity of DST Managers Limited and DST Managers V Limited is held by DST Global Advisors Limited, a British Virgin Islands company, which is indirectly wholly owned by Galileo (PTC) Limited, a British Virgin Islands company. The registered addresses of DST Managers Limited and DST Managers V Limited are c/o Trident Trust Company (Cayman) Limited, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands. The registered addresses of DST Global Advisors Limited and Galileo (PTC) Limited are c/o Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of February 28, 2021, an aggregate of 313,150,978 of our ordinary shares are held by record holders in the United States (including an aggregate of 313,150,976 ordinary shares held by JPMorgan Chase Bank, N.A., the depositary of our ADS program). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. As of February 28, 2021, 87,481,280 ordinary shares are held by Azure Holdings S.a.r.l., which is wholly owned by Walmart Group, a U.S.-based corporation listed on the NYSE. See note (4) to the table above.

In March 2021, JD.com, through its subsidiary, entered into a share purchase agreement with us, under which JD.com has agreed to invest a total of US$800 million in our newly issued ordinary shares, at a per share price that equals to the closing trading price of our ordinary shares on the Nasdaq Global Select Market on March 19, 2021, the last trading day prior to the date of the share purchase agreement. Following the transaction, JD.com will hold, taking into account its existing holding, approximately 51% of our issued and outstanding shares. The closing of the transaction is subject to satisfaction of customary closing conditions and procedures, including applicable governmental filings, and there can be no assurance that clearance from applicable governmental authorities will be granted. JD.com has agreed not to sell, transfer or dispose of any shares acquired in the transaction for six months after the closing. Other than that, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our Consolidated Affiliated Entity and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

Amount due from an executive officer. We had historically extended a loan for personal use to Mr. Jun Yang, our co-founder, director and chief technology officer. As of December 31, 2018 and 2019, we recorded outstanding principal amounts of RMB0.5 million and nil, respectively, due from him. Mr. Yang fully repaid this loan in December 2019.

Transactions with JD Group. JD Group is one of our strategic investors. As of December 31, 2018, 2019 and 2020, we had amounts due from JD Group of RMB151.5 million, RMB236.2 million and RMB562.2 million (US$86.2 million), respectively, representing various delivery services we provided to JD Group, which amounted to RMB943.1 million, RMB1,564.4 million and RMB2,214.3 million (US$339.4 million) for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2018, 2019 and 2020, we had amounts due to JD Group of RMB32.7 million, RMB19.4 million and RMB26.5 million (US$4.1 million), respectively, representing certain operational support services and goods provided by JD Group to us and the cash we collected from consumers on behalf of JD.com upon merchandise delivery. Such operational support service fee was RMB32.9 million, RMB25.4 million and RMB79.0 million (US$12.1 million) for the years ended December 31, 2018, 2019 and 2020, respectively. The total purchase amounts of goods from JD Group was RMB27.0 million, RMB47.2 million and RMB46.4 million (US$7.1 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

Transactions with Walmart Group. Walmart Group is one of our strategic investors and became a related party of ours in August 2018. As of December 31, 2018, 2019 and 2020, we had amounts due from Walmart Group of RMB7.4 million, RMB72.5 million and RMB84.1 million (US$12.9 million), respectively, representing the intra-city delivery services and JDDJ marketplace services we provided to Walmart Group. The total services we provided to Walmart Group amounted to RMB89.4 million, RMB403.3 million and RMB794.7 million (US$121.8 million) for the period from August to December 2018, the year ended December 31, 2019 and 2020, respectively. As of December 31, 2018, 2019 and 2020, we had amounts due to Walmart Group of RMB21.6 million, RMB63.5 million and RMB26.4 million (US$4.0 million), respectively, representing the cash we collected from consumers on behalf of Walmart Group when performing JDDJ marketplace services to Walmart Group.

Shareholders Agreement

We entered into our sixth amended and restated shareholders agreement on August 8, 2018 with our shareholders, which consist of holders of ordinary shares and preferred shares. The shareholders agreement provides for certain shareholders’ rights, including information rights, inspection rights, right of participation, right of first refusal and co-sale rights, and contains provisions governing our board of directors and other corporate governance matters. The special rights, as well as the corporate governance provisions, automatically terminated upon the completion of our initial public offering, except for certain rights, such as consent rights retained by JD Group over transactions with certain restricted persons.

Registration Rights

We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. At any time or from time to time after the date that is six months after the completion of an initial public offering, holders of at least ten percent (10%) of the voting power of the registrable securities then issued and outstanding have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration by written notice. Other than required by the underwriter(s) in connection with our initial public offering, at least twenty-five percent (25%) of the registrable securities requested by the holders to be included in the underwriting and registration shall be so included. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period. We are obligated to effect no more than three demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated (i) first, to us, (ii) second, to each holder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such holder; provided that at least twenty-five percent (25%) of the registrable securities requested by the holders to be included in the underwriting and registration shall be so included and all shares that are not registrable securities shall first be excluded from such registration and underwriting before any registrable securities are so excluded.

Form F-3 Registration Rights. Our shareholders may request us in writing to file an unlimited number of registration statements on Form F-3 if we qualify for registration on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions applicable to sale of registrable securities.

Termination of Registration Rights. Our shareholders’ registration rights will terminate upon the earlier of (i) the fifth anniversary of the completion of an initial public offering, or (ii) all such registrable securities proposed to be sold by a shareholder may then be sold under Rule 144 promulgated under the Securities Act in any ninety-day period.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distributions.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details

Our ADSs have been listed on the Nasdaq Global Select Market since June 5, 2020. Our ADSs trade under the symbol “DADA.” Each ADS represents four of our ordinary shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the Nasdaq Global Select Market since June 5, 2020 under the symbol “DADA.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of the our currently effective memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of our company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. Our memorandum and articles of association provide that our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General meetings of shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

If our directors wish to make this facility available for a specific general meeting or all general meetings of our company, attendance and participation in any general meeting may be by means of video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all persons participating in the meeting are capable of hearing and being heard by each other. A shareholder shall be deemed to be present at such a meeting if that shareholder (or its proxy) is connected by means of the use of such communication facilities.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-tenth of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of ordinary shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as Nasdaq Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Global Select Market be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on shares and forfeiture of shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, repurchase and surrender of shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of rights of shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of additional shares. Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of books and records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, any special resolutions, and a right to inspect our register of mortgages and charges). However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-takeover provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-tenth of the total number votes attaching to all issued and the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Commerce & Finance Law Offices, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management personel and management department are in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Dada Nexus Limited is not a PRC resident enterprise for PRC tax purposes. Dada Nexus Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Dada Nexus Limited meets all of the conditions above. Dada Nexus Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Dada Nexus Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Dada Nexus Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Dada Nexus Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Dada Nexus Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under Bulletin 7 and Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and Bulletin 37, and we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) and holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive foreign investment company considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its result of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIE and its subsidiaries for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the value of our market capitalization. Among other matters, if our market capitalization subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. The ADSs are listed on the Nasdaq Global Select Market. We believe that the ADSs will be considered to be readily tradable on an established securities market in the United States, but there can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—PRC Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “—PRC Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive foreign investment company rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and any of our subsidiaries, our VIE or any of the subsidiaries of our VIE entity is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIE or any of the subsidiaries of our VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The ADSs, but not our ordinary shares, are traded on the Nasdaq Global Select market, which is a qualified exchange. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed a registration statement on Form F-1 (Registration No. 333-238193) with the SEC to register the issuance and sale of our ordinary shares represented by ADSs in our initial public offering. We have also filed a registration statement on Form F-6 (Registration No. 333-238826) with the SEC to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

All of our net revenues and substantially all of our expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and September 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since September 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated by approximately 5% against the U.S. dollar. Since October 1, 2016, the Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest expenses on our short-term bank borrowings. Our short-term bank borrowing bears interest at fixed rates. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest expenses may exceed expectations due to changes in market interest rates.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of U.S.$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

•	an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

JPMorgan Chase Bank, N.A. and/or its agent may act as principal for such conversion of foreign currency.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees and charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2020, we have not received any reimbursement from the depositary.

Taxes

ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation (SAT) or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary’s right to seek payment from current and former beneficial owners, by holding or owning, or having held or owned, an ADR, the ADR holder thereof (and prior ADR holder thereof) acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or former beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 for our initial public offering (File Number 333-238193), which was declared effective by the SEC on June 4, 2020. Our initial public offering closed in June 2020. Goldman Sachs (Asia) L.L.C., BofA Securities, Inc. and Jefferies LLC were the underwriters for our initial public offering. We offered and sold an aggregate of 22,372,887 ADSs at an initial public offering price of US$16.00 per ADS, taking into account the ADSs sold upon the exercise of the over-allotment option by our underwriters. We raised US$333.4 million in net proceeds from our initial public offering after deducting underwriting commissions and discounts and the offering expenses payable by us.

For the period from the effective date of the registration statement to December 31, 2020, the total expenses incurred for our company’s account in connection with our initial public offering was US$24.6 million, which included US$20.1 million in underwriting discounts and commissions for the initial public offering and US$4.5 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from June 4, 2020, the date that the registration statement was declared effective by the SEC, to December 31, 2020, we used US$83.9 million of the net proceeds from our initial public offering to implement our marketing initiatives and grow our user base. There is no material change in the use of proceeds as described in the registration statement.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 for our follow-on offering (File Number 333-251028), which was declared effective by the SEC on December 2, 2020. Our follow-on offering closed in December 2020. Goldman Sachs (Asia) L.L.C., BofA Securities, Inc., Jefferies LLC and Haitong International Securities Company Limited were the representatives of the underwriters for our follow-on offering. We offered and sold an aggregate of 9,000,000 ADSs at an offering price of US$50.00 per ADS. We raised US$431.3 million in net proceeds from our initial public offering after deducting underwriting commissions and discounts and the offering expenses payable by us.

For the period from the effective date of the registration statement to December 31, 2020, the total expenses incurred for our company’s account in connection with our follow-on public offering was US$18.7 million, which included US$17.6 million in underwriting discounts and commissions for the follow-on public offering and US$1.1 million in other costs and expenses for our follow-on public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the follow-on public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from December 2, 2020, the date that the registration statement was declared effective by the SEC, to December 31, 2020, we did not use any net proceeds from our follow-on public offering. There is no material change in the use of proceeds as described in the registration statement.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of December 31, 2020 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Before we became a public company, in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2017, 2018 and 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to our lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, and our lack of accounting policies and procedures over financial reporting in accordance with U.S. GAAP. To remedy identified material weaknesses, we have implemented several measures, including:

•	hiring additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements;

•	establishing an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements; and formulating internal accounting and internal control guidance on U.S. GAAP and SEC financial reporting requirements.

As of the date of this annual report, we have (i) hired additional competent and qualified accounting and reporting personnel; (ii) provided additional appropriate training to our accounting staff on a regular basis; and (iii) formulated the internal accounting guidance on U.S. GAAP and SEC financial reporting requirements.

As the result of these measures, part of the material weakness in our internal control over financial reporting identified as of December 31, 2019 has been remedied. The material weakness remained as of December 31, 2020 related to our lack of detailed accounting policies in certain areas and sufficient procedures over financial reporting in accordance with U.S. GAAP. To address this material weakness, we will continue provide sufficient and appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements; and formulating internal accounting and internal control guidance on U.S. GAAP and SEC financial reporting requirements. We expect that the material weaknesses will be fully remediated by the end of 2021.

Changes in Internal Control over Financial Reporting

The changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting are described above.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Bonnie Yi Zhang, a member of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

Item 16B.	Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in May 2020. We have posted a copy of our code of business conduct and ethics on our website at ir.imdada.cn.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

		2019		2020
Audit fees(1)	US$	830,000	US$	1,800,000
All other fees(2)	US$	123,000	US$	21,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2019 and 2020, the audit refers to financial audit.

(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax services, permissible services to review and comment on internal control design over financial reporting and other advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

In February 2019, we dismissed PwC as our independent auditor, the details of which were previously reported in the registration statement on Form F-1 (File No. 333-238193), initially filed with the Securities and Exchange Commission on May 12, 2020.

Item 16G.	Corporate Governance

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. Currently, we are not relying on any home country exemption for corporate governance matters. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors— Risks Related to Our ADSs— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Dada Nexus Limited, its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated hereby reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated hereby reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)
2.3	Deposit Agreement, dated June 5, 2020, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated hereby reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-249512) filed with the Securities and Exchange Commission on October 16, 2020)
2.4	Sixth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated August 8, 2018 (incorporated hereby reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)
2.5*	Description of Securities
4.1	Amended and Restated 2015 Equity Incentive Plan (incorporated hereby reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)
4.2	2020 Share Incentive Plan (incorporated hereby reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated hereby reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated hereby reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)
4.5	Executed form of the Share Pledge Agreement by and among Dada Glory Network Technology (Shanghai) Co., Ltd., Shanghai Qusheng Internet Technology Co., Ltd., and each shareholder of Shanghai Qusheng Internet Technology Co., Ltd., dated November 20, 2020, and a schedule of all executed Share Pledge Agreements adopting the same form

4.6	Executed form of the Exclusive Option Agreement, by and among Dada Glory Network Technology (Shanghai) Co., Ltd., Shanghai Qusheng Internet Technology Co., Ltd. and each shareholder of Shanghai Qusheng Internet Technology Co., Ltd., dated November 20, 2020, and a schedule of all executed Exclusive Option Agreements adopting the same form
4.7	Exclusive Business Cooperation Agreement, by and between Dada Glory Network Technology (Shanghai) Co., Ltd. and Shanghai Qusheng Internet Technology Co., Ltd., dated November 14, 2014 (incorporated hereby reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)
4.8	Executed form of the Power of Attorney, from each shareholder of Shanghai Qusheng Internet Technology Co., Ltd. to Dada Glory Network Technology (Shanghai) Co., Ltd., dated November 20, 2020, and a schedule of all executed Power of Attorney adopting the same form
4.9	English translation of Business Cooperation Agreement, by and between JD.com, Inc. and Dada Nexus Limited, dated April 26, 2016 (incorporated hereby reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)
4.10	Amended and Restated Business Cooperation Agreement, by and between Walmart (China) Investment Co., Ltd. and Dada Nexus Limited, dated August 8, 2018 (incorporated hereby reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)
4.11*	Share Subscription Agreement between Dada Nexus Limited and Sunflower Investment Limited, dated March 22, 2021
8.1*	List of Significant Subsidiaries and VIE of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of Maples and Calder (Hong Kong) LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dada Nexus Limited

	By:	/s/ Philip Jiaqi Kuai
		Name:	Philip Jiaqi Kuai
		Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: March 31, 2021

DADA NEXUS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Dada Nexus Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dada Nexus Limited and its subsidiaries (the "Company") as of December 31, 2019 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' (deficit) equity, and cash flows, for each of the three years in the period ended December 31, 2020 and the related notes and the schedule listed in the Index at Item 18 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People's Republic of China.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People's Republic of China

March 31, 2021

We have served as the Company's auditor since 2019.

DADA NEXUS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 and 2020

(Amounts in thousands, except share data and otherwise noted)

		As of December 31,
		2019	2020
		RMB	RMB	US$
	Note			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		1,154,653	5,461,264	836,975
Restricted cash		1,480	59,791	9,163
Short-term investments	4	957,370	770,000	118,008
Accounts receivable, net of allowance for doubtful accounts of nil and nil as of December 31, 2019 and 2020, respectively		38,234	403,584	61,852
Inventories, net		3,886	5,410	829
Amount due from related parties	16	308,682	646,341	99,056
Prepayments and other current assets	5	100,354	175,592	26,911
Total current assets		2,564,659	7,521,982	1,152,794
Property and equipment, net	6	42,044	39,640	6,075
Goodwill		957,605	957,605	146,759
Intangible assets, net	7	715,877	507,964	77,849
Operating lease right-of-use assets		—	107,120	16,417
Long-term time deposits		—	400,000	61,303
Other non-current assets		5,930	12,715	1,949
Total non-current assets		1,721,456	2,025,044	310,352
TOTAL ASSETS		4,286,115	9,547,026	1,463,146

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to the Company. See Note 2.2):
Short-term loan	8	—	600,000	91,954
Accounts payable		9,924	13,846	2,122
Notes payable		—	170,000	26,054
Payable to riders and drivers		381,341	717,496	109,961
Amount due to related parties	16	82,800	52,918	8,110
Accrued expenses and other current liabilities	9	366,285	814,991	124,903
Operating lease liabilities		—	41,737	6,396
Total current liabilities		840,350	2,410,988	369,500
Deferred tax liabilities	14	43,701	38,558	5,909
Non-current operating lease liabilities		—	69,525	10,655
Total non-current liabilities		43,701	108,083	16,564
TOTAL LIABILITIES		884,051	2,519,071	386,064

Contingencies	18

DADA NEXUS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2019 and 2020

(Amounts in thousands, except share data and otherwise noted)

		As of December 31,
		2019	2020
		RMB	RMB	US$
	Note			(Note 2)
MEZZANINE EQUITY	11	10,593,026	—	—

SHAREHOLDERS' (DEFICIT) EQUITY
Ordinary shares (US$0.0001 par value, 1,499,945,349 and 2,000,000,000 shares authorized, 369,290,629 and 941,450,185 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	12	237	639	98
Additional paid-in capital		309,102	16,442,721	2,519,958
Subscription receivable		(35)	—	—
Accumulated deficit		(7,639,926)	(9,345,102)	(1,432,200)
Accumulated other comprehensive income (loss)		139,660	(70,303)	(10,774)
TOTAL SHAREHOLDERS' (DEFICIT) EQUITY		(7,190,962)	7,027,955	1,077,082

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT) EQUITY		4,286,115	9,547,026	1,463,146

The accompanying notes are an integral part of these consolidated financial statements

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(Amounts in thousands, except share and per share data and otherwise noted)

		Years ended December 31,
		2018	2019	2020
	Note	RMB	RMB	RMB	US$
					(Note 2)
Net revenues (including related party revenues of RMB1,032,455, RMB1,967,723 and RMB3,008,947 for the years ended December 31, 2018, 2019 and 2020, respectively)		1,922,015	3,099,698	5,739,989	879,692
Costs and expenses
Operations and support		(2,044,139)	(2,845,872)	(4,721,311)	(723,573)
Selling and marketing		(1,223,345)	(1,414,540)	(1,848,730)	(283,331)
General and administrative		(282,539)	(281,376)	(498,826)	(76,448)
Research and development		(270,163)	(333,844)	(428,849)	(65,724)
Other operating expenses		(97,179)	(49,669)	(67,137)	(10,289)
Total costs and expenses		(3,917,365)	(4,925,301)	(7,564,853)	(1,159,365)
Other operating income		18,875	75,884	60,779	9,315
Loss from operations		(1,976,475)	(1,749,719)	(1,764,085)	(270,358)
Other income (expenses)
Interest income		53,111	84,276	65,596	10,053
Interest expenses		(3,122)	—	(11,830)	(1,813)
Foreign exchange gain (loss)		7,151	(13,370)	—	—
Fair value change in foreign currency forward contract		13,463	—	—	—
Total other income		70,603	70,906	53,766	8,240
Loss before income tax benefits		(1,905,872)	(1,678,813)	(1,710,319)	(262,118)
Income tax benefits	14	27,497	9,032	5,143	788
Net loss and net loss attributable to the Company		(1,878,375)	(1,669,781)	(1,705,176)	(261,330)
Accretion of convertible redeemable preferred shares		(511,646)	(795,015)	(375,649)	(57,571)
Net loss available to ordinary shareholders		(2,390,021)	(2,464,796)	(2,080,825)	(318,901)

Net loss per ordinary share:
Basic and diluted	13	(6.64)	(6.80)	(3.12)	(0.48)

Weighted average shares used in calculating net loss per ordinary share:
Basic and diluted		360,002,151	362,644,898	667,844,843	667,844,843

Net loss		(1,878,375)	(1,669,781)	(1,705,176)	(261,330)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of tax of nil for each of the years ended December 31, 2018, 2019 and 2020		36,974	(446)	(209,963)	(32,178)
Total comprehensive loss		(1,841,401)	(1,670,227)	(1,915,139)	(293,508)

The accompanying notes are an integral part of these consolidated financial statements

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share data and otherwise noted)

							Accumulated
							other	Total
				Additional	Subscription	Accumulated	comprehensive	shareholders’
		Ordinary shares		paid-in capital	receivables	deficit	Income (loss)	(deficit) equity
		Numbers
	Note	of Shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018		355,105,296	227	1,513,420	(35)	(4,091,770)	103,132	(2,475,026)
Issuance of ordinary shares for vested restricted share units	12	7,092,667	5	(5)	—	—	—	—
Share-based compensation	10	—	—	51,185	—	—	—	51,185
Net loss		—	—	—	—	(1,878,375)	—	(1,878,375)
Accretion of convertible redeemable preferred shares	11	—	—	(511,646)	—	—	—	(511,646)
Foreign currency translation adjustments		—	—	—	—	—	36,974	36,974
Balance as of December 31, 2018		362,197,963	232	1,052,954	(35)	(5,970,145)	140,106	(4,776,888)
Issuance of ordinary shares for vested restricted share units	12	7,092,666	5	(5)	—	—	—	—
Share-based compensation	10	—	—	51,168	—	—	—	51,168
Net loss		—	—	—	—	(1,669,781)	—	(1,669,781)
Accretion of convertible redeemable preferred shares	11	—	—	(795,015)	—	—	—	(795,015)
Foreign currency translation adjustments		—	—	—	—	—	(446)	(446)
Balance as of December 31, 2019		369,290,629	237	309,102	(35)	(7,639,926)	139,660	(7,190,962)
Issuance of ordinary shares for public offerings, net of issuance costs of RMB39,316	12	125,491,548	87	5,173,926	—	—	—	5,174,013
Conversion of preferred shares upon completion of initial public offering (“IPO”)	11	439,646,388	311	10,968,364	—	—	—	10,968,675
Share issued for exercise of stock options and vested restricted share units	10	7,021,620	4	6,900	—	—	—	6,904
Collection of subscription receivable		—	—	—	35	—	—	35
Share-based compensation	10	—	—	360,078	—	—	—	360,078
Net loss		—	—	—	—	(1,705,176)	—	(1,705,176)
Accretion of convertible redeemable preferred shares	11	—	—	(375,649)	—	—	—	(375,649)
Foreign currency translation adjustments		—	—	—	—	—	(209,963)	(209,963)
Balance as of December 31, 2020		941,450,185	639	16,442,721	—	(9,345,102)	(70,303)	7,027,955

The accompanying notes are an integral part of these consolidated financial statements.

DADA NEXUS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands and otherwise noted)

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net loss	(1,878,375)	(1,669,781)	(1,705,176)	(261,330)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	212,241	215,664	201,272	30,846
Share-based compensation	51,185	51,168	360,078	55,184
Loss (gain) from disposal of property and equipment	3,639	(1,442)	82	13
Valuation allowance for inventories	1,632	—	413	63
Foreign exchange (gain) loss	(7,151)	13,370	—	—
Allowance (reversal) for doubtful accounts	316	(316)	—	—
Impairment provision for other non-current assets	5,432	—	—	—
Impairment provision for property and equipment	8,481	—	—	—
Fair value change in foreign currency forward contract	(13,463)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(23,714)	(7,574)	(365,350)	(55,992)
Inventories	(3,634)	4,001	(1,937)	(297)
Amount due from related parties	(110,603)	(149,319)	(337,659)	(51,749)
Prepayments and other current assets	(42,273)	(3,261)	(84,995)	(13,026)
Operating lease right-of-use assets	—	—	17,890	2,742
Other non-current assets	35	187	(6,785)	(1,040)
Accounts payable	1,516	1,262	3,922	601
Notes payable	—	—	170,000	26,054
Amount due to related parties	16,012	28,498	(29,882)	(4,580)
Payable to riders and drivers	15,082	101,244	336,155	51,518
Accrued expenses and other current liabilities	(28,174)	127,493	357,773	54,831
Deferred tax liabilities	(27,539)	(9,032)	(5,143)	(788)
Operating lease liabilities	—	—	(18,865)	(2,891)
Net cash used in operating activities	(1,819,355)	(1,297,838)	(1,108,207)	(169,841)

Cash flows from investing activities:
Proceeds from disposal of short-term investments	7,489,577	4,444,043	7,313,119	1,120,785
Purchase of short-term investments	(7,909,057)	(4,680,033)	(7,119,080)	(1,091,047)
Purchase of long-term time deposits	—	—	(400,000)	(61,303)
Purchase of property and equipment and intangible assets	(32,861)	(31,762)	(23,890)	(3,661)
Proceeds from disposal of property and equipment	649	292	94	14
Proceeds from disposal of foreign currency forward contract	36,310	—	—	—
Net cash used in investing activities	(415,382)	(267,460)	(229,757)	(35,212)

DADA NEXUS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands and otherwise noted)

		Years ended December 31,
		2018	2019	2020
	Note	RMB	RMB	RMB	US$
					(Note 2)
Cash flows from financing activities:
Proceeds from short-term loan		—	—	600,000	91,954
Repayment of short-term loan		(354,499)	—	—	—
Proceeds from public offerings, net of issuance costs paid of RMB38,821		—	—	5,174,508	793,029
Proceeds from exercise of share options		—	—	6,904	1,058
Proceeds from subscription receivable		—	—	35	5
Proceeds from stock sold on behalf of employees		—	—	110,103	16,874
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs paid of RMB9,689		3,402,611	—	—	—
Net cash provided by financing activities		3,048,112	—	5,891,550	902,920

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash		11,363	(22,575)	(188,664)	(28,914)

Net increase (decrease) in cash, cash equivalents and restricted cash		824,738	(1,587,873)	4,364,922	668,953
Cash and cash equivalents and restricted cash, beginning of the year		1,919,268	2,744,006	1,156,133	177,185
Cash and cash equivalents and restricted cash, end of the year		2,744,006	1,156,133	5,521,055	846,138

The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows.

	As of December 31,
	2019	2020
	RMB	RMB	US$
			(Note 2)
Cash and cash equivalents	1,154,653	5,461,264	836,975
Restricted cash	1,480	59,791	9,163
Total cash, cash equivalents, and restricted cash	1,156,133	5,521,055	846,138

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2)
Supplemental disclosure for cash flow information
Cash paid for interest	6,516	—	21,718	3,328
Cash paid for income taxes	42	—	—	—
Supplemental disclosure of non-cash investing and financing activities:
Accretion of convertible redeemable preferred shares	511,646	795,015	375,649	57,571
Payables related to property and equipment	—	(8,852)	(1,321)	(202)

The accompanying notes are an integral part of these consolidated financial statements.

DADA NEXUS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data)

1.	ORGANIZATION AND NATURE OF OPERATIONS

Dada Nexus Limited (the "Company") was incorporated under the laws of the Cayman Islands on July 8, 2014. The Company through its wholly-owned subsidiaries, variable interest entity ("VIE") and VIE's subsidiaries (collectively, the "Group") primarily provides delivery service and marketplace service to its customers through its mobile platforms, websites and mini programs. The Group's principal operations and geographic markets are in the People's Republic of China ("PRC"). In June 2020, the Company completed its Initial Public Offering and is listed on the Nasdaq Global Select Market under the symbol “DADA".

As of December 31, 2020, the Company's major subsidiaries and consolidated VIE are as follows:

			Percentage
			of direct
			or indirect
	Place of	Date of incorporation /	economic
Name of Company	incorporation	Acquisition	ownership	Principal activities
Subsidiaries
Dada Group (HK) Limited ("Dada HK")	Hong Kong	July 24, 2014	100%	Investment holding
Dada Glory Network Technology	PRC	November 7, 2014	100%	Providing services in connection with
(Shanghai) Co., Ltd. ("Dada Glory")				on-demand delivery platform
				("Dada Now")
Shanghai JD Daojia Yuanxin Information	PRC	April 26, 2016	100%	Providing services in connection with
Technology Co., Ltd. ("Shanghai JDDJ")				on-demand retail platform
				("JDDJ")
VIE
Shanghai Qusheng Internet	PRC	July 2, 2014	100%	Holding value-added telecommunications
Technology Co. Ltd.				services license of Dada Now and
("Shanghai Qusheng")				maintaining Dada Now website

VIE's Subsidiary
Shanghai JD Daojia Youheng E-Commerce	PRC	December 3, 2015	100%	Holding value-added telecommunications
Information Technology Co., Ltd.				services license of JDDJ and
("JDDJ Youheng")				maintaining JDDJ website

2.	PRINCIPAL ACCOUNTING POLICIES

2.1 Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for the years presented.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE's subsidiaries in which it has a controlling financial interest. The financial statements of the subsidiaries, VIE and VIE's subsidiaries are consolidated from the date on which the Company obtained control and continue to be consolidated until the date that such control ceases. All intercompany balances and transactions between the Company, its subsidiaries, VIE and VIE's subsidiaries have been eliminated in consolidation.

VIE Arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and other restricted businesses in the PRC through Shanghai Qusheng, whose equity interests are held by certain management members and shareholders of the Group ("Nominee Shareholders"), and its wholly-owned subsidiary, JDDJ Youheng. On November 14, 2014, Dada Glory entered into a series of contractual agreements with Shanghai Qusheng and its shareholders, which were amended subsequently primarily for change of nominee shareholders. The following is a summary of the agreements which allow Dada Glory to exercise effective control over Shanghai Qusheng:

Share Pledge Agreements

Pursuant to the share pledge agreements, each of the shareholders of the VIE has pledged the security interest in their respective equity interests in the VIE, representing 100% equity interests in the VIE in aggregate to Dada Glory, to guarantee performance by the shareholders of their obligations under the powers of attorney, the exclusive business cooperation agreement and the exclusive option agreement, as well as the performance by the VIE of its obligations under the exclusive business cooperation agreement and the exclusive option agreement. In the event of a breach by the VIE or any of its shareholders of contractual obligations under these contractual arrangements, Dada Glory, as pledgee, will have the right to take possession of and dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. The shareholders of the VIE also covenant that, without the prior written consent of Dada Glory, they shall not transfer or agree to other's transfer of the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity interests. The equity interest pledge agreement will remain effective until the contractual obligations are fully fulfilled and terminated. During the equity pledge period, Dada Glory is entitled to all dividends and other distributions generated by the VIE.

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Dada Glory and the VIE, Dada Glory has the exclusive right to provide the VIE with complete business support and technical and consulting services, including but not limited to technical services, network support, business consultations, intellectual property licenses, equipment or leasing, marketing consultancy, system integration, product research and development, and system maintenance. Without Dada Glory's prior written consent, the VIE may not accept any consultations and/or services regarding the matters contemplated by this agreement provided by any third party during the term of the agreement. The VIE agrees to pay Dada Glory service fees at an amount equals to 100% of the net income generated by the VIE, which should be paid on a monthly basis. Dada Glory has the exclusive ownership of all he intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. To guarantee the VIE's performance of its obligations thereunder, the shareholders of the VIE have pledged all of their equity interests in the VIE to Dada Glory pursuant to the share pledge agreement. The exclusive business cooperation agreement has an initial term of 10 years and shall be extended if confirmed in writing by Dada Glory prior to the expiration. The extended term shall be determined by Dada Glory, and the VIE shall accept such extended term unconditionally.

Exclusive Option Agreements

Pursuant to the exclusive option agreements, each of the shareholders of the VIE has irrevocably granted Dada Glory, or any person designated by Dada Glory, an exclusive option to purchase all or part of its equity interests in the VIE. Dada Glory may exercise such options at a price equal to the lowest price as permitted by applicable PRC laws at the time of transfer of equity. The VIE and the shareholders of the VIE covenant that, without Dada Glory's prior written consent, they will not, among other things, (i) supplement, change or amend the VIE's articles of association and bylaws, (ii) increase or decrease the VIE's registered capital or change its structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in the VIE, other than those created under the equity interest pledge agreement, (iv) sell, transfer, mortgage, or dispose of their legal or beneficial interests in and any assets of the VIE and any legal or beneficial interests, (v) enter into any material contract by the VIE, except in the ordinary course of business, or (vi) merge or consolidate the VIE with any other entity. The exclusive option agreement has an initial term of ten years, and at the end of the initial term shall be renewed for a further term as specified by Dada Glory or terminated by Dada Glory in its sole discretion.

2.            PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of consolidation (Continued)

VIE Arrangements (Continued)

Powers of Attorney

Pursuant to the power of attorney, each of the shareholders of the VIE has executed a power of attorney to irrevocably authorize Dada Glory, or any person designated by Dada Glory, to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIE, including, but not limited to, the right to propose, convene and attend shareholders' meetings, (ii) vote on any resolution on behalf of the shareholders that require the shareholders to vote under PRC law and the VIE's articles of association, such as the sale, transfer, pledge and disposal of all or part of a shareholder's equity interest in the VIE, and designate and appoint the VIE's legal representative, director, supervisor, chief executive officer and other senior management members on behalf of the shareholders. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of the VIE or otherwise instructed by Dada Glory.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affect the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

The irrevocable powers of attorney described above have conveyed all shareholder rights held by the VIE's shareholders to Dada Glory, including the right to appoint board members who nominate the general managers of the VIE to conduct day-to-day management of the VIE's businesses, and to approve significant transactions of the VIE. The exclusive option agreements provide Dada Glory with a substantive kick-out right of the VIE shareholders through an exclusive option to purchase all or any part of the shareholders' equity interest in the VIE at the lowest price permitted under the PRC laws then in effect. In addition, through the exclusive business cooperation agreement, Dada Glory has established the right to receive benefits from the VIE that could potentially be significant to the VIE, and through the share pledge agreement, Dada Glory has, in substance, an obligation to absorb losses of the VIE that could potentially be significant to the VIE. As these contractual arrangements allow the Group to effectively control the VIE and to derive substantially all of the economic benefits from it, the Group has consolidated the VIE.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements amongst Dada Glory, Shanghai Qusheng and their respective shareholders are in compliance with PRC law and are legally enforceable. The shareholders of Shanghai Qusheng are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, Shanghai Qusheng and their shareholders may fail to take certain actions required for the Company's business or to follow the Company's instructions despite their contractual obligations to do so. Furthermore, if Shanghai Qusheng or their shareholders do not act in the best interests of the Company under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Company will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provided for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Shanghai Qusheng, and its ability to conduct the Company's business may be adversely affected.

2.            PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of consolidation (Continued)

VIE Arrangements (Continued)

The following amounts and balances of the consolidated VIE were included in the Group's consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	36	512
Short-term investments	337	—
Accounts receivable, net	—	367
Amount due from related parties	—	1,956
Prepayments and other current assets	3,607	6,851
Property and equipment, net	32	461
Intangible assets, net	14,018	12,774
Operating lease right-of-use assets	—	2,255
Total assets	18,030	25,176

Payable to riders and drivers	—	1,313
Amount due to related parties	—	32
Accrued expenses and other current liabilities	8,664	13,885
Current operating lease liabilities	—	830
Non-current operating lease liabilities	—	1,053
Total liabilities	8,664	17,113

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	6,621	3,183	3,293
Net loss	(15,263)	(38,674)	(49,741)
Net cash (used in)/provided by operating activities	(925)	14,612	535
Net cash used in investing activities	—	(14,604)	(59)

The VIE contributed approximately 0.3%, 0.1% and 0.1% of the Group's consolidated net revenues for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the VIE accounted for approximately 0.4% and 0.3% of the consolidated total assets, and approximately 1.0% and 0.7% of the consolidated total liabilities, respectively.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Group or its subsidiaries to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Group or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for paid-in capital, additional paid-in capital ("APIC") and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of their paid-in capital, APIC and PRC statutory reserve, to the Group in the form of loans and advances or cash dividends.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3 Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group's management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group's consolidated financial statements mainly include the useful lives of property and equipment and intangible assets, assumptions used to measure the impairment of goodwill, property and equipment and intangible assets, assumptions impacting the valuation of ordinary shares and share options, and realization of deferred tax assets.

2.4 Functional currency and foreign currency translation

The Group uses Renminbi ("RMB") as its reporting currency. The functional currency of the Company is the United States dollar ("US$" or "USD"). The functional currency of the Company's subsidiaries, VIE and VIE's subsidiaries is RMB or USD as determined based on the economic facts and circumstances.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the comprehensive loss.

Assets and liabilities of the Company and its subsidiaries with functional currency other than RMB are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates during the fiscal year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive loss.

2.5 Convenience translation

The Group's business is primarily conducted in PRC and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2020 are solely for the convenience of the readers outside PRC and were calculated at the rate of US$1.00=RMB6.525 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2020, or at any other rate.

2.6 Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which is highly liquid and unrestricted as to withdrawal and use.

2.7 Restricted cash

The Group's restricted cash mainly represents cash received from consumers and reserved in bank supervised accounts for payments to retailers on the on-demand retail platform.

2.8 Short-term investments

Short-term investments include (i) wealth management products issued by commercial banks or other financial institutions with non-guaranteed principal and variable interest rates indexed to the performance of underlying assets within one year; (ii) time deposits with original maturities longer than three months but less than one year. The Group classifies wealth management products as trading securities given the securities are purchased for the purpose of selling them in the near term. Changes in fair values of wealth management products are included in interest income in the consolidated statements of operations and comprehensive loss.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.9 Accounts receivable, net

Accounts receivable mainly consists of amount due from the Group's customers, which is recorded net of allowance for doubtful accounts. The Group performs ongoing credit evaluation of its customers, and assesses allowance for doubtful accounts based on the age of the receivables and factors surrounding the credit risk of specific customers.

2.10 Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost or market value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and damaged goods, which is determined based upon factors such as historical and forecasted consumer demand, and promotional environment.

2.11 Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and impairment. Property and equipment is depreciated at rates sufficient to write off its costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Computer equipment	3 years
Office facilities	3-5 years
Vehicles	8 years
Software	3-5 years
Leasehold improvement	Over the shorter of the expected useful life or the lease term

Repairs and maintenance costs are charged to operating expenses as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the other operating income or expenses of consolidated statements of operations and comprehensive loss.

2.12 Intangible assets, net

Intangible assets purchased are recognized and measured at cost upon acquisition. Intangible assets arising from the Group's acquisition of JDDJ business from JD.com, Inc. ("JD") including Business Cooperation Agreement ("BCA"), Non-Compete Commitment ("NCC"), technology, trademark and domain name are recognized and measured at fair value based on a valuation upon acquisition. The Group made estimates and judgments in determining the fair value of JDDJ business, BCA and NCC with assistance from an independent valuation firm. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives as follows:

Category	Amortization Years
BCA	7
NCC	7
Technology	3.7
Trademark and Domain Name	9-9.7

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.13 Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group's acquisition of JDDJ business from JD occurred in 2016 and there is no change to the carrying amount of goodwill for the years ended December 31, 2019 and 2020. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if any indication of impairment exists.

In evaluation of goodwill impairment, the Group performs a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Prior to January 1, 2020, based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the Group performed a two-step test to determine the amount of goodwill impairment. In Step 1, the Group compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the Group performs Step 2 and compares the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equals to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. Starting from January 1, 2020, the Group adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss.

The Group has determined it has only one reporting unit and applied quantitative assessment in its annual goodwill impairment analysis as of December 31 of each year. No goodwill impairment was recorded for 2018, 2019 and 2020 as the fair value of the reporting unit significantly exceeded its carrying value at each assessment date.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

2.14 Other non-current assets

Other non-current assets mainly consist of long-term lease deposits, a convertible loan to a private company, and equity investments without readily determinable fair values. Beginning on January 1, 2018, the Group's equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of Accounting Standards Update ("ASU") 2016-01 (the "Measurement Alternative"). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. The Group recognized RMB3,432 and RMB2,000 of impairment losses to write off a loan receivable and an equity investment without a readily determinable fair value, respectively, for the year ended December 31, 2018.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.15 Fair value measurement

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it transacts and considers assumptions that market participants use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach, (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities.

The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

2.16 Revenue recognition

The Group derives its revenues principally from merchants', individual senders' and retailers' use of the Group's core platforms in connection with on-demand retail platform services and on-demand delivery services. Revenue is stated net of value added tax ("VAT"), discounts and return allowances.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16 Revenue recognition (Continued)

Services

The Group arranges for on-demand delivery services to be provided through Dada Now platform where it assists the customer, a merchant or an individual sender, in finding a rider to complete a delivery requested by the customer. The Group concludes that it acts as an agent in these transactions as it is not responsible for fulfilling the promise to provide the delivery services, nor does the Group have the ability to control the related services. The Group does not have the ability to control the services provided by riders due to the following: (i) the Group does not pre-purchase or otherwise obtain control of the riders' services prior to their transfer to the customers; (ii) the Group does not guarantee an order could be taken by a rider; (iii) the Group cannot direct the riders to accept, decline or disregard a transaction request and (iv) the Group's platform services do not include the delivery services provided to the customers by the riders. The service fee earned by the Group is the difference between the amount paid by the customer based on an upfront quoted fare and the amount earned by the rider based on expected delivery time, distance and other factors, which are both fixed at the time a transaction is entered into with a customer. The Group may record a loss from a transaction when an upfront quoted fare offered to the customer is less than the amount the Group is committed to paying to the rider. The revenue is recognized on a net basis at the point of delivery of merchandise. The loss on this type of transactions is recorded in operations and support costs in the consolidated statements of operations and comprehensive loss, as it is not related to any other current, previous or future transactions with the customer and in substance, is an expense paid to the rider. The losses included in operations and support costs were RMB133,241, RMB96,131 and RMB76,989 for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group also provides on-demand retail platform services on JDDJ platform. The service revenues primarily consist of commission fees charged to retailers for participating in the Group's online marketplace, where the Group acts as an agent and its performance obligation is to facilitate the retailers' online sales of their goods and services through JDDJ. The Group is not primarily obligated to the consumers, does not take inventory risk, and does not have latitude over pricing of the merchandise. Upon successful sales, the Group charges the retailer a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of merchandise.

In addition, the Group fulfills the delivery needs of retailers on JDDJ and other business customers on Dada Now by utilizing the Group's network of registered riders on Dada Now. Under this type of services, the Group enters into agreements with retailers and other business customers, which enforce the Group's acceptance of all the related delivery requests at the prices stipulated in the agreements. The Group has determined that it acts as the principal in these transactions as the Group is primarily responsible for the delivery of merchandise and has the ability to control the related services. The Group has the ability to control the services provided by riders as it is responsible for and guarantees identifying and directing riders that meet the quality criteria stipulated in the agreements to complete the deliveries requested by retailers or other business customers. Additionally, the Group has ultimate control over the amounts charged to the customers. Although in this type of services, the riders still have the ability to accept, decline or disregard a delivery assignment, it is the Group's responsibility to find a replacement and complete the delivery timely. Revenues resulting from these services are recognized on a gross basis at a fixed rate or a pre-determined amount for each completed delivery, with the amounts paid to the riders recorded in operations and support costs. From September 2020, the Group started to engage truckers to provide freight services to logistics companies or merchants on Dada Now and JDDJ. The Group has determined that it acts as the principal in these freight transactions as it has the ability to control the freight services provided by truckers and primarily responsible for fulfillment of the freight services. The related revenue is included in service revenue under Dada Now as presented in the following table of disaggregation of revenues.

Other services provided by the Group comprise packaging services provided to retailers on JDDJ, online marketing services provided to brand owners on JDDJ, and front-end warehouses services. Revenue is recognized when service is rendered.

Goods Sales

The Group operates its own e-commerce business and sells delivery equipment and other merchandise on Dada Now. The Group also sells merchandise through unmanned retail shelves. Revenue is recognized on a gross basis as the Group is acting as a principal in these transactions, is responsible for fulfilling the promise to provide the specified merchandise and also has pricing discretion. The Group recognizes revenues net of discounts and return allowances when the goods are delivered to the customers.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16 Revenue recognition (Continued)

Incentive programs

Customer incentives

The Group offers various incentive programs to merchants, individual senders and business customers in the form of coupons or volume-based discounts that are recorded as reduction of revenue as the Group does not receive a distinct good or service in consideration.

Rider incentives

The Group offers various incentive programs to riders, primarily in the form of volume-based incentives. The riders are not the Group's customers as they do not pay for their use of the Group's platform in any form. Therefore, for transactions where the Group acts as an agent and recognizes revenue on a net basis, the related rider incentives are recorded as a reduction of revenue. The incentive amount in excess of the related revenue is included in operations and support costs. For transactions where the Group acts as a principal and recognizes revenue on a gross basis, the related rider incentives are included in operations and support costs. For the years ended December 31, 2018, 2019 and 2020, incentives to riders recorded in operations and support costs were RMB223,664, RMB192,243 and RMB143,916, respectively, including incentives attributable to transactions where the Group acts as the principal of RMB155,007, RMB158,763 and RMB114,229, respectively.

Consumer incentives

The consumer incentives are offered to promote the Group's platform in the form of promotion coupon on the JDDJ, which are valid only during a limited period of time. These incentives are provided at the Group's discretion and are not contractually required by the retailers. These incentives also do not reduce the overall pricing of the services provided by the Group. As the Group has no performance obligation to consumers who are not the Group's customers, incentives to consumers are recognized as selling and marketing expenses. For the years ended December 31, 2018, 2019 and 2020, consumer incentives that were recorded as selling and marketing expenses were RMB782,479, RMB937,713 and RMB1,166,032, respectively.

All the incentives granted can be categorized into (i) incentives granted concurrent with a purchase transaction and (ii) incentives granted not concurrent with a purchase transaction. When the incentive is granted concurrent with a purchase transaction, expenses or reduction of revenue are accrued, in the most likely amount to be earned, as the related transactions are recorded. Since such incentives are generally earned over a very short period of time, there is limited uncertainty when estimating the expenses to be accrued or variable consideration to be recorded as a reduction of revenue. When the incentive (i.e., a coupon) is granted not concurrent with a purchase transaction, expenses or reduction of revenue are recognized upon the redemption of such incentive.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16 Revenue recognition (Continued)

Disaggregation of revenues

For the years ended December 31, 2018, 2019 and 2020, all of the Group's revenues were generated in the PRC. The disaggregated revenues by revenue streams were as follows:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Dada Now: (1)
Services	1,062,552	1,954,834	3,377,653
Sales of goods	48,887	41,951	56,925
Subtotal	1,111,439	1,996,785	3,434,578
JDDJ: (2)
Services	754,162	1,102,913	2,305,411
Others: (3)
Services	23,402	—	—
Sales of goods	33,012	—	—
Subtotal	56,414	—	—
Total	1,922,015	3,099,698	5,739,989

Notes:

(1)	Includes net revenue from on-demand delivery services provided through Dada Now, and Dada Now related services such as freight service to logistics companies and merchants on Dada Now and JDDJ, which did not operate through Dada Now.

(2)	Includes net revenues from delivery services provided to retailers on JDDJ of RMB448,014, RMB588,752 and RMB970,697, and commission fee revenues from retailers on JDDJ of RMB225,884, RMB347,870 and RMB687,789 for the years ended December 31, 2018, 2019 and 2020, respectively

(3)	Includes net revenue from front-end warehouses business and unmanned retail shelves businesses which were immaterial and terminated in 2019.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16 Revenue recognition (Continued)

Contract balances

The remaining unsatisfied performance obligation as of December 31, 2018, 2019 and 2020 was immaterial.

Timing of revenue recognition may differ from the timing of invoicing customers. Accounts receivable represents amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

The Group receives advance payments from customers pursuant to the agreements with certain customers before the services or products are provided, which is recorded as advance for marketing services or goods sale included in the accrued expenses and other current liabilities on the consolidated balance sheets. The opening and closing balances of the Group's advances from customers are as follows:

Advances from
Customers
RMB
Opening Balance as of January 1, 2018	331
Increase, net	3,061
Ending Balance as of December 31, 2018	3,392
Increase, net	11,965
Ending Balance as of December 31, 2019	15,357
Increase, net	10,894
Ending Balance as of December 31, 2020	26,251

The opening balances of RMB331, RMB3,392 and RMB15,357 were recognized in the years ended December 31, 2018, 2019 and 2020, respectively.

Practical expedients and exemptions

The Group elects not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

2.17 Operations and support

Operations and support costs primarily consist of (i) riders' and drivers' remuneration and incentives to fulfil the Group's delivery orders, (ii) expenses incurred in providing customer and rider care services or the service fee charged by external customer service providers, (iii) expenses charged by outsourced delivery agencies, (iv) transaction fees charged by third-party payment platform, and (v) packaging cost as well as other operations and support costs directly attributed to the Group's principal operations.

2.18 Selling and marketing

Selling and marketing expenses primarily consist of incentive payments to consumers, advertising and marketing expenses, payroll and related expenses for employees involved in selling and marketing functions, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others. The advertising and marketing expenses amounted to RMB118,829, RMB133,669 and RMB247,858 for the years ended December 31, 2018, 2019 and 2020, respectively.

2.19 Research and development

Research and development expenses primarily consist of technology infrastructure expenses, payroll and related expenses for employees involved in platform development and internal system support, charges for the usage of the server and computer equipment, and editorial content.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20 Other operating expenses

Other operating expenses primarily consist of purchase price of merchandise sold on Dada Now and through unmanned retail shelves.

2.21 Leases

As a lessee

The Group leases office space and warehouse facilities in different cities in PRC under non-cancellable operating lease agreements that expire at various dates through October 2024. Prior to January 1, 2020, under ASC Topic 840 "Leases" (ASC 840), each lease was classified at the inception date as either a capital lease or an operating lease. All the Group’s leases were classified as operating lease. The Group’s amounts for periods prior to January 1, 2020 have not been adjusted and continue to be reported in accordance with ASC 840.

Effective January 1, 2020, the Group early adopted ASU No. 2016-02 "Leases" (ASC 842) using the modified retrospective approach. The Group elected the transition package of practical expedients permitted within the standard, which allowed it not to reassess initial direct costs, lease classification, or whether the contracts contain or are leases for any leases that existed prior to January 1, 2020. The Group also elected the short-term lease exemption for all contracts with an original lease term of 12 months or less. Upon the adoption, the Group recognized operating lease right of use ("ROU") assets of RMB125,010 with corresponding lease liabilities of RMB130,127 on the consolidated balance sheets. The operating lease ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact the Group's beginning retained earnings as of January 1, 2020, or the Group's prior years' consolidated financial statements.

Under ASC 842, the Group determines whether an arrangement constitutes a lease and records lease liabilities and ROU assets on its consolidated balance sheets at the lease commencement. The Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Group's incremental borrowing rate, an estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Group measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term after the lessor makes the underlying asset available to the Group. Some of the Group's lease contracts include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group does not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

For the years ended December 31, 2018, 2019 and 2020, the Group incurred operating lease costs amounting to RMB40,519, RMB58,713 and RMB47,915 (excluding RMB13,548 for short-term leases not capitalized as ROU assets), respectively.

Supplemental cash flow information related to operating leases included in operating lease assets and liabilities was as follows:

For the Year Ended
December 31, 2020
RMB
Cash payments	48,890
New operating lease assets obtained in exchange for operating lease liabilities	24,688

As of December 31, 2020, the Group's operating leases had a weighted average remaining lease term of 3.12 years and a weighted average discount rate of 4.8%.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.21 Leases (Continued)

As a lessee (Continued)

Future lease payments under operating leases, excluding short-term leases not capitalized, as of December 31, 2020 were as follows:

Operating leases
RMB
2021	46,050
2022	31,381
2023	23,813
2024	18,607
Total future lease payments	119,851
Less: imputed interest	(8,589)
Total lease liability balance	111,262
Less: Current operating lease liabilities	41,737
Non-current operating lease liabilities	69,525

The future lease payments for short-term leases not capitalized as ROU assets were RMB2,327 as of December 31, 2020, which will be paid within one year.

As of December 31, 2019, the future minimum lease payments under the Group's non-cancelable operating lease agreements based on ASC 840 are as follows:

As of December 31, 2019
RMB
2020	49,501
2021	37,812
2022	22,711
2023	17,125
2024 and after	15,440
Total lease commitment	142,589

Sublease

The Group subleases warehouses to its merchants on Dada Now platform under operating leases. Prior to January 1, 2020, under ASC 840, the Group, as a sublessor, accounted for the sublease as operating leases as the Group was not relieved of the primary obligation under the original operating leases. After January 1, 2020, in accordance with ASC 842, since the Group has not been relieved of the primary obligation of the original operating leases, the Group cannot net the sublease income against its lease payment to calculate the lease liability and ROU asset. The Group has recorded, and will continue to record sub-lease income on a straight-line basis over the term of the sublease. For the years ended December 31, 2018, 2019 and 2020, sublease income of the Group was RMB2,814, RMB13,108, and RMB16,086, respectively, which was included in net revenues in the consolidated statements of operations and comprehensive loss.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.22 Share-based compensation

The Group accounts for share options granted to employees in accordance with ASC 718, "Stock Compensation". The Group grants options and restricted share units to the Group's employees, directors, and consultants. In accordance with the guidance, the Group determines whether a share-based compensation should be classified and accounted for as a liability award or an equity award.

Options and restricted share units granted to employees, including directors, vest upon satisfaction of a service condition, which is generally satisfied over four years, and are measured at fair value as of the grant date.

Options granted to non-employees with a service condition are accounted for based on the fair value of the equity instrument issued, as this has been determined to be more reliably measurable. Prior to January 1, 2019, the Group accounted for share-based awards issued to non-employees in accordance with ASC 505-50, "Equity-Based Payments to Non-Employees", under which the fair value of each option granted to non-employees was estimated on the date of grant using the same option valuation model used for options granted to employees, and then re-measured at each period end. The final measurement date of the fair value of the equity instrument issued was the date on which the non-employee's performance was completed. On January 1, 2019, the Group adopted ASU 2018-07, "Compensation-Stock Compensation (Topic 718), Improvements to Non-employee Share-Based Payment Accounting", under which the accounting treatment of the stock compensation payments to non-employees is aligned with the requirements for share-based payments granted to employees. Upon adoption, only liability-classified awards that have not been settled and equity-classified awards for which a measurement date has not been established should be remeasured through a cumulative-effect adjustment to retained earnings as of January 1, 2019. The adoption of this new standard did not have a material impact on the Group's consolidated financial statements. Therefore, no cumulative-effect adjustment to retained earnings as of January 1, 2019 was made.

Additionally, the Group's incentive plan provides an exercisability clause where employees or non-employees can only exercise vested options upon the occurrence of the event that the Group's ordinary shares are publicly traded. The satisfaction of the performance condition becomes probable only upon the completion of the Group's initial public offering ("IPO"). Therefore, with the Company's completion of IPO in June 2020, the Group has recorded the cumulative share-based compensation expenses for these options.

According to ASC 718, a change in any of the terms or conditions of equity-based awards shall be accounted for as a modification of the award. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified. For vested options, the Group would recognize incremental compensation cost on the date of modification and for unvested options, the Group would recognize, prospectively and over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award.

2.23 Loss per share

Basic loss per share are computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Company's convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method of computing earnings per share, whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share net income for the period. Undistributed net loss is not allocated to preferred shares because they are not contractually obligated to participate in the loss of the Group.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable preferred shares, share options, restricted share units and warrants, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted loss per share, the effect of the convertible redeemable preferred shares is computed using the as-if-converted method; the effect of the stock options, restricted share units and warrant are computed using the treasury stock method.

2.24 Government grants

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support the Group's ongoing operations in the region. The grants are determined at the discretion of the relevant government authorities and there are no restrictions on their use. The government grants were RMB18,822, RMB72,660 and RMB58,520 for the years ended December 31, 2018, 2019 and 2020, respectively, which were recorded as other operating income in the period the cash is received.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.25 Taxation

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statements of operations and comprehensive loss in the period of the enactment of the change.

2.26 Segment reporting

The Group uses management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group's chief operating decision maker ("CODM") for making decisions in allocation of resource and assessing performance.

The Group's CODM has been identified as the chief executive officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

The Group's long-lived assets are all located in the PRC and all of the Group's revenues are derived from the PRC. Therefore, no geographic information is presented.

2.27 Comprehensive loss

Comprehensive loss is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss is reported in the consolidated statements of operations and comprehensive loss. Accumulated other comprehensive loss, as presented in the accompanying consolidated balance sheets, represents accumulated foreign currency translation adjustments.

2.28 Recent accounting pronouncements

New accounting pronouncements recently adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases with terms beyond twelve months. Effective January 1, 2020, the Group early adopted the requirements of this ASU using the modified retrospective approach with comparative periods continuing to be reported under Topic 840. See Note 2.21 for disclosures required by this ASU.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350), which simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The amendment requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. A goodwill impairment will be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Group early adopted this ASU on January 1, 2020 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The Group adopted this ASU on January 1, 2020 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.28 Recent accounting pronouncements (Continued)

New accounting pronouncements recently adopted (Continued)

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), which amends two aspects of the related-party guidance in ASC 810. Specifically, the ASU (1) adds an elective private-company scope exception to the variable interest entity guidance for entities under common control, and (2) amends the guidance for determining whether a decision-making fee is a variable interest. The amendments require organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP). The Group early adopted this ASU on January 1, 2020 and the adoption of this ASU does not have a material impact on its consolidated financial statements.

New accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. The ASU is effective for the Group for fiscal years beginning after December 15, 2022, including interim periods within that fiscal year. Early adoption is permitted. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

3.	FAIR VALUE MEASUREMENTS

The Group's financial instruments mainly include cash and cash equivalent, restricted cash, short-term investments, accounts receivable, prepayments and other current assets, amount due from and due to related parties, long-term time deposit, accounts payable, short-term loan, payable to riders and drivers, and notes payable. The carrying amounts of these short-term financial instruments approximate their fair value due to their short-term nature. The carrying values of long-term time deposits approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market.

As of December 31, 2019 and 2020, the Group's wealth management products that are measured at fair value on a recurring basis subsequent to their initial recognition amounted to RMB242,567 and RMB470,000, respectively. The fair values of wealth management products are measured based on market-based redemption prices which are level 2 inputs provided by the bank that sells such wealth management products. The gains from the change in fair values of wealth management products recorded in interest income in consolidated statements of operations and comprehensive loss are RMB12,263, RMB6,928, and RMB7,855 for the years ended December 31, 2018, 2019 and 2020, respectively.

Certain non-financial assets are measured at fair value on a nonrecurring basis, including property and equipment, operating lease right-of-use assets, goodwill and intangible assets and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance and discount rate to the discounted cash flow valuation methodology. During the year ended December 31, 2018, the Group terminated its unmanned retail shelves business and wrote off the related property and equipment of RMB8,481. The Group did not recognize any impairment of property and equipment during the years ended December 31, 2019 and 2020.

4.	SHORT-TERM INVESTMENT

	As of December 31,
	2019	2020
	RMB	RMB
Wealth management products	242,567	470,000
Time deposits	714,803	300,000
Total	957,370	770,000

5.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2019	2020
	RMB	RMB
Funds receivable from third party mobile and online payment platforms	39,080	51,370
Advance to suppliers mainly for cloud computing service	24,045	32,120
VAT receivable	6,334	32,031
Interest receivable	10,761	27,168
Prepaid interest expense	-	10,082
Deposits mainly for lease of premises	9,046	3,676
Other receivables	11,088	19,145
Prepayments and other current assets	100,354	175,592

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment and its related accumulated depreciation are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Office facilities	4,256	4,864
Software	9,289	15,871
Computer equipment	12,679	10,492
Vehicles	21	1,186
Leasehold improvement	37,896	46,513
Total cost	64,141	78,926
Less: Accumulated depreciation	(22,097)	(39,286)
Property and equipment, net	42,044	39,640

Depreciation expenses related to property and equipment were RMB10,380, RMB7,390 and RMB17,189 for the years ended December 31, 2018, 2019 and 2020, respectively.

7.	INTANGIBLE ASSETS, NET

Gross carrying amount, accumulated amortization and net book value of the intangible assets are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
BCA	467,229	437,003
NCC	581,645	544,018
Trademark and domain name	338,920	339,471
Technology	96,000	96,000
Less: Accumulated amortization	(767,917)	(908,528)
Intangible assets, net	715,877	507,964

Amortization expenses related to intangible assets were RMB201, 861, RMB208,274 and RMB184,083 for the years ended December 31, 2018, 2019 and 2020, respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Future Amortization Expense
RMB
For the years ending December 31,
2021	176,519
2022	176,519
2023	79,771
2024	35,267
2025 and thereafter	39,888
Total	507,964

8.	SHORT-TERM LOAN

	As of December 31,
	2019	2020
	RMB	RMB
Short-term bank borrowings	—	600,000

The Group borrowed short-term loans with a total amount of RMB600,000 as of December 31, 2020. The weighted average interest rate is 3.09%. The borrowings have maturities ranging from six months to one year. RMB400,000 of short-term loans were collateralized by RMB400,000 of long-term time deposits.

The interest expense incurred for the above mentioned loans for the year ended December 31, 2020 amounted to RMB11,830.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2020
	RMB	RMB
Tax payables	20,591	205,303
Payables to retailers on JDDJ(1)	85,452	168,484
Salaries and welfare payables	87,137	111,344
Proceeds payable to employees in connection with their sale of ordinary shares	—	110,103
Accrued marketing expenses for JDDJ	34,918	73,313
Deposits from retailers and outsourced agencies	24,596	44,751
Advance for delivery service(2)	33,371	29,604
Advance for online marketing services	14,021	24,816
Others	66,199	47,273
Total	366,285	814,991

Notes:

(1)	Payables to retailers on JDDJ represent cash collected on behalf of retailers for goods sold through JDDJ.

(2)	Advance for delivery service represents the prepayments for on-demand delivery services. The amount is refundable if no service is provided.

10.	SHARE-BASED COMPENSATION

In February 2015, the Group adopted the 2015 Incentive Compensation Plan ("2015 Plan"), which permits the granting of share options, restricted share units and other equity incentives to employees, directors and consultants of the Group. The 2015 plan administrator is the Group's board of directors. The board may also authorize one or more of the Group's officers to grant awards under the plan. The Group has authorized 61,605,996 ordinary shares for issuance under the 2015 Plan. The options expire in ten years from the date of grant.

In June 2020, the Group adopted the 2020 Incentive Compensation Plan ("2020 Plan"), which permits the granting of share options, restricted share units and other equity incentives to employees, directors and consultants of the Group. The 2020 plan administrator is the Group's board of directors. The board may also authorize one or more of the Group's officers to grant awards under the plan. The Group has authorized 45,765,386 ordinary shares for issuance under the 2020 Plan. The options expire in ten years from the date of grant.

Under the 2015 Plan and 2020 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the 2015 Plan includes a condition where employees can only exercise vested options upon the occurrence of the Company's ordinary shares becoming listed securities, which substantially creates a performance condition ("IPO Condition") that had not been met prior to the Company's IPO. Therefore, the stock compensation expenses related to those options were not recognized until June 5, 2020. The Group recognized RMB131,344 of stock-based compensation expenses for the year ended December 31, 2020.

Under the 2015 Plan, options granted to non-employees are also subject to a four-year service period and the IPO condition. Therefore, the Group did not recognize any stock-based compensation expenses related to such non-employee options until June 2020. The Group recognized RMB34,285 of stock-based compensation expenses for the year ended December 31, 2020. The Group did not grant any share options to non-employees in 2018, 2019 and 2020.

The Group adopted ASU 2018-07 on January 1, 2019 and the stock-based compensation expense for non-employee grants for which a measurement date had not been established was remeasured based on the estimated fair value of the Company's ordinary share of US$2.26 on January 1, 2019.

In determining the fair value of the stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2018, 2019 and 2020 were as follows:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Expected volatility	36%~38%	37%~40%	37%~41%
Risk-free interest rate (per annum)	3.5%~3.7%	2.4%~3.6%	1.7%~2.3%
Exercise multiples	2.2	2.2	2.2
Expected dividend yield	0.00%	0.00%	0.00%
Fair value of underlying ordinary shares	US$2.01~2.26	US$2.26~3.87	US$4.08~5.79
Fair value of share option	US$1.35~1.59	US$1.59~3.14	US$3.32~5.03

The Group estimated expected volatility by reference to the historical price volatilities of ordinary shares of comparable companies over a period close to the contract term of the options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. government bonds at grant date with a maturity period close to the contract term of options, adjusted by country risk differential between U.S. and China. As the Group has very limited option exercise history, it estimated exercise multiples based on empirical research on typical employee stock option exercising behavior. The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend will be distributed in the near future. Prior to the completion of IPO, the Group determined the fair value of ordinary shares underlying each share option grant based on estimated equity value and allocation of it to each element of its capital structure. The assumptions used in share-based compensation expenses recognition represent the Group's best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. After IPO, the Company has used the closing price of ordinary shares on the grant date as the fair value of ordinary share. The Group elects to recognize forfeitures when they occur.

10.	SHARE-BASED COMPENSATION (CONTINUED)

The following table summarized the Group's share option activities under the Option Plans:

		Weighted	Weighted	Weighted
		Average	Average	Average	Aggregate
	Number	Exercise	Remaining	Grant Date	Intrinsic
	of Options	Price	Contract Life (years)	Fair Value	Value
		US$		US$	US$
Outstanding at January 1, 2020	39,143,483	0.33	6.32	0.74	138,520
Granted	4,936,000	0.80		4.19
Exercised	(6,583,436)	0.16		0.35
Forfeited	(916,799)	0.80		2.64
Outstanding at December 31, 2020	36,579,248	0.37	5.63	1.13	318,660
Expect to vest at December 31, 2020	9,445,896	0.80	8.68	3.22	78,637
Exercisable at December 31, 2020	27,133,352	0.28	4.94	0.59	240,023

As of December 31, 2020, there was RMB163,060 of total unrecognized compensation expense related to options, which is expected to be recognized over a weighted-average period of 2.63 years.

10.	SHARE-BASED COMPENSATION (CONTINUED)

Restricted share units

On January 20, 2020, the Group granted 15,836,326 restricted share units to employees and non-employees subject to vesting schedules of one year, four years or six years under the 2015 Plan. The estimated fair value on the grant date of each restricted share unit was US$4.08 (RMB26.62).

On June 5, 2020, the Group granted 100,000 restricted share units to employees, subject to a four-year service vesting schedule under the 2015 Plan. The estimated fair value on the grant date of each restricted share unit was US$4.00 (RMB26.10).

On October 1, 2020, the Group granted 2,059,300 restricted share units to employees, subject to a four-year service vesting schedule under the 2020 Plan. The estimated fair value on the grant date of each restricted share unit was US$6.49 (RMB42.35).

The following table summarized the Group's restricted share unit activities under the 2015 and 2020 Plan:

	Number of	Weighted Average
	Restricted Share Units	Grant Date Fair Value
		US$
Unvested at December 31, 2019	2,187,500	2.26
Granted	17,995,626	4.36
Vested	(3,750,000)	3.72
Forfeited	(30,000)	6.49
Unvested at December 31, 2020	16,403,126	4.22
Expected to vest at December 31, 2020	16,403,126	4.22

Restricted share units granted to employees and non-employees are measured based on the closing price of ordinary shares on the grant date and recognized as compensation cost on a straight-line basis over the requisite service period. Total share-based compensation expenses recognized for these restricted share units in 2018, 2019 and 2020 were RMB26,197, RMB38,272 and RMB185,138, respectively. As of December 31, 2020, there were RMB368,252 of unrecognized compensation expenses related to unvested restricted share units which is expected to be recognized over a weighted-average period of 3.98 years.

JD's Share Incentive Plan (the "JD Employee Awards")

On April 26, 2016, the Group consummated the acquisition of JDDJ business from JD. The acquisition involved the transfer of certain employees from JD to the Group. These employees were granted with unvested restricted share units by JD (the "JD Employee Awards") when they were employed by JD. The JD Employee Awards which are generally vested annually over six years continued in effect after the acquisition for the employees transferred to the Group, provided that these employees continue their employment with the Group or any subsidiaries of JD.

The Group recognizes the entire cost of JD Employee Awards incurred by JD, the Group's shareholder, as compensation cost with a corresponding amount as a capital contribution according to ASC 505-10-25-3. Prior to January 1, 2019, the Group re-measured the awards at a fair-value-based amount as of the end of each reporting period until performance was completed. On January 1, 2019, the Group adopted ASU 2018-07, under which the stock-based compensation for which a measurement date had not been established was re-measured based on the fair value of the JD's ordinary share of US$20.93 on January 1, 2019. The share-based compensation amounts related to JD's share were RMB15,195, RMB12,896 and RMB9,311 for the years ended December 31, 2018, 2019 and 2020, respectively. The total amount of unrecognized compensation expenses based on the fair value of unvested restricted share units as of December 31, 2020 was RMB12,489, and is expected to be recognized over a weighted-average period of 1.42 years.

10.	SHARE-BASED COMPENSATION (CONTINUED)

JD's Share Incentive Plan (the "JD Employee Awards") (Continued)

	Number of	Weighted Average
	Restricted Share Units	Fair Value
		US$
Unvested at January 1, 2020	150,085	20.93
Vested	(64,525)	20.93
Unvested at December 31, 2020	85,560	20.93
Expected to vest at December 31, 2020	85,560	20.93

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

As of December 31, 2019, a summary of convertible redeemable preferred shares are as follows:

Series	Average Issue Price per Share	Issuance Date	Shares Issued	Shares Outstanding	Proceeds from Issuance, net of Issuance Costs	Carrying/ Redemption Amount
	US$				US$	RMB
A	0.2307	11/11/2014	77,000,000	77,000,000	1,777	16,606
B	0.5881	13/02/2015	37,748,300	37,748,300	22,200	203,810
C	2.1451	22/05/2015	44,286,448	44,286,448	95,000	850,436
D	4.1874	23/09/2015	58,508,525	58,508,525	245,000	2,198,698
D	4.1874	05/04/2016	5,492,637	5,492,637	23,000	200,260
E	4.2787	26/04/2016	46,743,137	46,743,137	198,378	1,733,692
E	4.2787	20/10/2016	11,685,784	11,685,784	50,000	432,535
E	4.2787	28/12/2017	35,151,665	35,151,665	150,403	1,153,636
F	4.2787	08/08/2018	116,857,842	116,857,842	498,582	3,803,353
			433,474,338	433,474,338	1,284,340	10,593,026

No convertible redeemable preferred shares were issued in 2020.

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

The key terms of the Series A, B, C, D, E and F convertible redeemable preferred shares are as follows:

Conversion

Each holder of preferred shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the preferred shares into ordinary shares on a one-for-one basis at any time. The initial conversion price is the issuance price of preferred shares, subject to adjustment in the event of (1) stock splits, share combinations, share dividends and distribution, recapitalizations and similar events, and (2) issuance of new securities at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance. Additionally, the Series E conversion price shall be reduced, upon the earlier to occur of: (i) January 1, 2018 and (ii) the Company raising gross proceeds of at least US$100,000 in the aggregate through next equity financing (taking into account all closings of such financing if there is more than one closing).

Each preferred share shall automatically be converted by way of repurchase of such preferred share and the issuance of the corresponding number of ordinary shares, based on the then applicable effective conversion price, upon the earlier of (i) the closing of a qualified IPO and (ii) the date specified by written consent or agreement of, collectively and each voting as a separate class, the holders holding a majority of the then outstanding preferred shares.

Redemption

At any time after the earliest of (i) the fifth (5th) anniversary of August 08, 2018, if a qualified IPO has not been consummated by then, (ii) the date that the Company and the Founder are engaged in any material fraudulent activities aiming at the holders of preferred shares, (iii) any important license, permit or government approvals necessary for the business of any group being suspended, rejected to be issued or renewed or revoked, to the extent that the Company’s main business is materially and adversely affected as a result of such suspension, rejection or revocation, (iv) the validity, legality or enforceability of the VIE documents being outlawed by the PRC law, and (v) the date that any governmental authority prohibits any group from distributing all or any part of its distributable earnings or cash or other assets thereof to an offshore shareholder of any Company’s subsidiaries, the Company shall, at the written request of any holder of the preferred shares, redeem the preferred shares at a price equal to one hundred percent (100%) of the issue price with an eight percent (8%) compound per annum return (if the period is less than one year, such return shall be calculated pro rata) calculating from the applicable issue date to the redemption price payment date, plus any accrued but unpaid dividends on such share and shall be exclusive of any liquidity or minority ownership discount, with payment on the twentieth (20th) business day after the date of written request by the holders of preferred shares.

In the case of the Series E Preferred Shares and the Series F Preferred Shares owned by Azure Holdings S.a.r.l. (“Walmart”), without limitation of any other rights of redemption of the Series E Preferred Shares or Series F Preferred Shares hereunder, in the event of an uncured key breach by any Company’s subsidiaries of the Revised Business Cooperation Agreement as determined in the Redemption Condition, so long as the redemption conditions are satisfied, the Company shall, at the written request of Walmart, redeem all or part of the outstanding Preferred Shares held by Walmart and/or its Affiliates, at a price per Preferred Share equal to one hundred percent (100%) of the applicable Series E issue price or one hundred percent (100%) of the applicable Series F issue price, plus any accrued but unpaid dividends on such share and shall be exclusive of any liquidity or minority ownership discount, with payment on the twentieth (20th) business day after the date of written request by Walmart.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution to the members (after satisfaction of all creditors’ claims and claims that may be preferred by law) shall be distributed to the members of the Company as follows:

(1)	Amount to one hundred percent (100%) of Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares holder (collectively, the “Senior Preferred Shares”), plus all declared but unpaid dividends on such Senior Preferred Shares. If the assets and funds thus distributed among the holders of the Senior Preferred Shares shall be insufficient to permit the payment to such holders of the full Series B, Series C, Series D, Series E and Series F Preference Amount (collectively, the “Senior Preference Amount”), then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Senior Preferred Shares in proportion to the aggregate Senior Preference Amount each such holder is otherwise entitled to receive pursuant to this term;

(2)	If there are any assets or funds remaining after distribution according to above term (1), the holders of the Series A Preferred Shares shall be entitled to receive for each Series A Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of the ordinary shares by reason of their ownership of such shares, the amount equal to one hundred percent (100%) of the Series A issue price (“Series A Preference Amount”). If the assets and funds thus distributed among the holders of the Series A Preferred Shares shall be insufficient to permit the payment to such holders of the full Series A Preference Amount, then the entire assets and funds of the Company legally available for distribution to the Series A Preferred Shares shall be distributed ratably among the holders of the Series A Preferred Shares in proportion to the aggregate Series A Preference Amount each such holder is otherwise entitled to receive pursuant to this term;

(3)	If there are any assets or funds remaining after the aggregate Senior Preference Amount and the aggregate Series A Preference Amount has been distributed or paid in full to the applicable holders of Preferred Shares pursuant to term (1) and (2), the remaining assets and funds of the Company available for distribution to the members shall be ratably distributed among all members according to the relative number of ordinary shares held by such member (including the holders of the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares and the Series F Preferred Shares).

Dividends

(1)	Each holder of a Preferred Share shall be entitled to receive noncumulative dividend at the rate of eight percent (8%) of the applicable Series A issue price, Series B issue price, Series C issue price, Series D issue price, Series E issue price or Series F issue price as the case may be, per annum for each such share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefore on parity with each other, prior and in preference to, and satisfied before, any dividend on any other class or series of shares. Such dividends shall be payable only when, as, and if declared by the Board of Directors.

(2)	No dividend or distribution, whether in cash, in property, or in any other shares of the Company, shall be declared, paid, set aside or made with respect to the ordinary shares at any time unless all accrued but unpaid dividends on the Preferred Shares set forth in term (1), if any, have been paid in full, and a distribution is likewise declared, paid, set aside or made, respectively, at the same time with respect to each outstanding Preferred Share such that the dividend or distribution declared, paid, set aside or made to the holder thereof shall be equal to the dividend or distribution that such holder would have received pursuant to this term if such Preferred Share had been converted into ordinary shares immediately prior to the record date for such dividend or distribution, or if no such record date is established, the date such dividend or distribution is made, and if such share then participated in and the holder thereof received such dividend or distribution.

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Voting Rights

The holder of a preferred share shall be entitled to such number of votes as equals the whole number of ordinary share into which such holder’s collective preferred shares are convertible immediately after the close of business on the record date of the determination of the Company’s members entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Company’s members is first solicited.

Accounting for the Preferred Shares

The Company has classified the preferred shares as mezzanine equity as these preferred shares are redeemable upon the occurrence of an event not solely within the control of the Company. The holders of the preferred shares have a redemption right and liquidation preference and will not receive the same form of consideration upon the occurrence of the conditional event as the ordinary shareholders would.

The Company recorded the initial carrying amount of the preferred shares with its issuance price, which approximated the issuance date fair value, after the reduction of the issuance cost. The Company uses interest method to accrete the carrying value of the preferred shares to their maximum redemption price at the end of each reporting period. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against APIC. Once APIC has been exhausted, additional charges are recorded by increasing the accumulated deficit.

The Company did not identify any derivatives embedded in the preferred shares that were subject to bifurcation and fair value accounting. The Group also determined that there was no beneficial conversion feature attributable to the preferred shares, as the effective conversion price was not less than the fair value of the ordinary shares on the respective commitment date.

The following table summarized the rollforward of the carrying amount of the preferred equity for the years of 2018, 2019, and 2020:

	Series A	Series B	Series C	Series D	Series E	Series F	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
January 1, 2018	14,064	172,655	720,028	2,041,281	2,935,726	—	5,883,754
Issuance	—	—	—	—	—	3,402,611	3,402,611
Accretion	1,196	14,661	61,371	168,323	149,445	116,650	511,646
December 31, 2018	15,260	187,316	781,399	2,209,604	3,085,171	3,519,261	9,798,011
Accretion	1,346	16,494	69,037	189,354	234,692	284,092	795,015
December 31, 2019	16,606	203,810	850,436	2,398,958	3,319,863	3,803,353	10,593,026
Accretion	618	7,574	31,703	86,955	118,336	130,463	375,649
Conversion	(17,224)	(211,384)	(882,139)	(2,485,913)	(3,438,199)	(3,933,816)	(10,968,675)
December 31, 2020	―	―	―	―	―	―	―

On June 9, 2020, all of the preferred shares were converted to 439,646,388 ordinary shares immediately upon the completion of the Company’s IPO. As the initial offering price per ordinary share is lower than the conversion prices of Series D, E and F preferred shares immediately prior to the IPO, the holders of these series of preferred shares are entitled to anti-dilution protection pursuant to the effective memorandum and articles of association. Each Series D preferred share, each Series E preferred share, and each Series F preferred share were converted into 1.00733, 1.05405 and 1.00552 ordinary shares of the Company, respectively.

12.	ORDINARY SHARES

In 2018 and 2019, the Company issued 7,092,667 and 7,092,666 ordinary shares for vested restricted share units of the founder and the co-founder, respectively.

Upon the completion of IPO in June 2020, the Company issued 89,491,548 ordinary shares with the price of $4.00 per share, and received proceeds of RMB2,357,823 net of the underwriting discounts and commission and expenses related to IPO.

Upon the completion of a follow-on public offering in December 2020, the Company issued 36,000,000 ordinary shares with the price of $12.50 per share, and received proceeds of RMB2,816,190 net of the underwriting discounts and commission and expenses related to the offering.

13.	LOSS PER SHARE

Loss per share was computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2018, 2019 and 2020:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net loss available to ordinary shareholders of the Company —basic and diluted	(2,390,021)	(2,464,796)	(2,080,825)
Denominator:
Weighted average number of ordinary shares outstanding	360,002,151	362,644,898	667,844,843
Basic and diluted loss per share	(6.64)	(6.80)	(3.12)

As a result of the Group's net loss for the three years ended December 31, 2018, 2019 and 2020, the following weighted average numbers of the Company's preferred shares, share options, and restricted share units outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Series A convertible redeemable preferred shares	77,000,000	77,000,000	—
Series B convertible redeemable preferred shares	37,748,300	37,748,300	—
Series C convertible redeemable preferred shares	44,286,448	44,286,448	—
Series D convertible redeemable preferred shares	64,001,162	64,001,162	—
Series E convertible redeemable preferred shares	93,580,586	93,580,586	—
Series F convertible redeemable preferred shares	46,422,978	116,857,842	—
Share options	34,158,863	37,951,132	42,253,493
Restricted share units	5,676,866	4,505,362	16,188,798

14.	TAXATION

Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands are not subject to tax on income or capital gain.

Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% since January 1, 2010. Operations in Hong Kong have incurred net accumulated operating losses for income tax purpose and no income tax provisions are recorded for the period presented. Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiary domiciled in Hong Kong has been subject to a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%.

14.	TAXATION (CONTINUED)

Income Taxes (Continued)

China

On March 16, 2007, the National People's Congress of the PRC introduced Corporate Income Tax Law ("CIT Law"), under which Foreign Investment Enterprises ("FIEs") and domestic companies are subject to corporate income tax at a uniform rate of 25%. Certain enterprises benefit from a preferential tax rate of 15% under the CIT Law if they qualify as high and new technology enterprises ("HNTE"). Under such regulation, Dada Glory and Shanghai JDDJ are qualified for HNTE status and are eligible to a reduced income tax rate of 15% for the years ended 2018, 2019 and 2020.

Withholding tax on undistributed dividends

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the CIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located". Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The CIT law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE).The Company did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

Loss by tax jurisdictions:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Loss from PRC operations	1,771,273	1,517,437	1,215,179
Loss from non-PRC operations	134,599	161,376	495,140
Total losses before tax	1,905,872	1,678,813	1,710,319

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current tax expenses	42	—	—
Deferred tax benefits	(27,539)	(9,032)	(5,143)
Income tax benefits	(27,497)	(9,032)	(5,143)

14.	TAXATION (CONTINUED)

Income Taxes (Continued)

Reconciliation of the difference between PRC statutory income tax rate and the Group's effective income tax rate for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Statutory tax rate	25.0%	25.0%	25.0%
Effect of different tax rate of subsidiary operation in other jurisdiction	(1.8)%	(2.4)%	(7.3)%
Changes in valuation allowance	(24.7)%	(26.0)%	(20.7)%
Super deduction of research and development expenses	2.4%	3.4%	3.9%
Expired tax loss	-	-	(0.2)%
True up	-	-	(0.2)%
Other expenses not deductible for tax purposes	0.5%	0.5%	(0.2)%
Effective tax rate	1.4%	0.5%	0.3%

Deferred tax assets and deferred tax liabilities

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Deferred tax assets
- Net operating loss carry forwards	1,384,440	1,805,739	2,156,396
- Allowance for doubtful accounts	79	—	—
- Inventories valuation allowance	408	75	149
- Impairment provision for property and equipment	2,120	—	—
- Impairment provision for other non-current assets	1,039	1,039	1,039
- Accrued expenses	16,168	34,372	33,538
- Advertising expenses	-	-	4,748
Less: Valuation allowance	(1,404,254)	(1,841,225)	(2,195,870)
Net deferred tax assets	—	—	—

Deferred tax liabilities
- Identifiable intangible assets from business combination	52,733	43,701	38,558
Total deferred tax liabilities	52,733	43,701	38,558

As of December 31, 2018, 2019 and 2020, the Group had net operating loss carry forwards of approximately RMB5,537,754, RMB7,222,966 and RMB8,625,584, respectively, which arose from the subsidiaries, VIE and VIE's subsidiaries established in the PRC. The loss carry forwards will expire during the period from 2021 to 2029.

The Group believes that it is more likely than not that the net accumulated operating losses and other deferred tax assets will not be utilized in the future based on an evaluation of a variety of factors including the Group's operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. Therefore, the Group provided full valuation allowances for the deferred tax assets as of December 31, 2019 and 2020, respectively.

14.	TAXATION (CONTINUED)

Movement of valuation allowance

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of the year	934,327	1,404,254	1,841,225
Addition	469,927	436,971	354,645
Balance at end of the year	1,404,254	1,841,225	2,195,870

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group's PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2015 through 2020 on non-transfer pricing matters and transfer pricing matters.

15.	CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amount due from related parties and prepayments and long-term time deposits. The Group places its cash and cash equivalents, restricted cash, short-term investments and long-term time deposits with financial institutions with high-credit ratings and quality. Accounts receivable mainly consist of amounts receivable from merchants and brand owners. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs in its customers and its ongoing monitoring process of outstanding balances. With respect to prepayments, the Group performs on-going credit evaluations of the financial condition of the suppliers. The Group has not noted any significant credit risk.

Concentration of customers

The following customers accounted for 10% or more of revenues for the years ended December 31, 2018, 2019 and 2020, respectively.

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Customer A	943,084	1,564,436	2,214,262
Customer B	*	403,287	794,685

* Less than 10%

The following customers accounted for 10% or more of accounts receivable as of December 31, 2019 and 2020, respectively.

	As of December 31,
	2019	2020
	RMB	RMB
Customer C	*	107,153
Customer D	*	48,172
Customer E	*	45,525
Customer F	9,275	*
Customer G	7,517	*
Customer H	6,073	*

* Less than 10%

15.	CONCENTRATION OF CREDIT RISK (CONTINUED)

Foreign currency risk

RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB1,114,076 and RMB137,106 denominated in RMB as of December 31, 2019 and 2020, respectively.

16.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2020:

Name of related parties	Relationship with the Group
JD, its subsidiaries and affiliates ("JD Group")	Shareholder of the Company
Walmart, its subsidiaries and affiliates ("Walmart Group")	Shareholder of the Company

(a)	The Group entered into the following transactions with the major related parties:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Revenues
Services to JD Group(1)	943,084	1,564,436	2,214,262
Services to Walmart Group(2)	89,371	403,287	794,685

Operating expenses
Operational support services from JD Group	32,862	25,376	79,038

Purchases from JD Group	26,908	47,179	46,407

(1)	The services revenues from JD Group primarily consist of delivery service revenues. The Group fulfills the delivery needs of JD Group by utilizing the Group's network of riders on Dada Now where the Group acts as a principal. Revenues are recognized on a gross basis at a pre-determined amount for each completed delivery with the related volume-discount recorded as a reduction of revenue and the fee is settled monthly or weekly. The service agreement has an initial term of one year and remains valid till other replacement agreement is signed by both parties.

JD Group also provides certain operational supporting services to the Group, such as cloud server services and customer and rider care services, the service fee is charged based on the actual cost incurred by JD Group as confirmed with the Group on a monthly basis. The service agreements have terms ranging from one to three years and have been renewed upon expiration.

In addition, the Group entered into the purchase agreement with JD Group in August 2016 to purchase goods from JD Group for sale on Dada Now. The purchase agreement has an initial term of one year, and remains valid till other replacement agreement is signed by both parties.

(2)	Walmart Group became a related party in August 2018, therefore, only transactions occurred after August 2018 were presented as related party transactions. The services revenues from Walmart Group primarily consist of on-demand retail platform service revenues and delivery service revenues under the business cooperation agreement and service agreement with Walmart Group. The on-demand retail platform service revenues primarily consist of commission fees based on a pre-determined percentage charged to Walmart Group for participating in the Group's online marketplace. The Group also fulfills the delivery needs of Walmart Group on JDDJ where the Group acts as a principal. Revenues are recognized on a gross basis at a pre-determined amount for each completed delivery. The Group entered into the business cooperation agreement with Walmart Group in June 2016, which was amended and restated in August 2018. The amended and restated business cooperation agreement has a term of six years. The service agreement has an initial term of one year, and remains valid till the termination of the business cooperation agreement.

16.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	The Group had the following balances with the major related parties:

	As of December 31,
	2019	2020
	RMB	RMB
Current assets:
Amount due from JD Group	236,196	562,194
Amount due from Walmart Group	72,486	84,147
Total	308,682	646,341

Current liabilities:
Amount due to JD Group(1)	19,350	26,545
Amount due to Walmart Group(2)	63,450	26,373
Total	82,800	52,918

(1)	The Group provides collection of cash on delivery service when performing delivery services for JD Group. Amount due to JD Group includes cash collected from consumers on behalf of JD.COM when merchandises are delivered to them.

(2)	Amount due to Walmart includes cash collected from consumers on behalf of Walmart when the Group performs on-demand retail platform services to the Walmart Group.

17.	EMPLOYEE BENEFIT

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees' salaries. The total expenses the Group incurred for the plan were RMB85,328, RMB103,600 and RMB77,708 for the years ended December 31, 2018, 2019 and 2020, respectively, which are recorded in expenses based on the function of employees.

18.	CONTINGENCIES

The Group is subject to a number of legal or administrative proceedings that generally arise in the ordinary course of its business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the consolidated financial statements.

19.	RESTRICTED NET ASSETS

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises and local enterprises, the Group's entities in the PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

PRC laws and regulations permit payments of dividends by the Company's subsidiaries and VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries and VIE incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve has reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with the PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, APIC and the statutory reserves of the Company's PRC subsidiaries, VIE and VIE's subsidiaries. As of December 31, 2019 and 2020, the total of restricted net assets were RMB7,317,215 and RMB8,612,691, respectively.

20.	SUBSEQUENT EVENTS

On March 22, 2021, the Company entered into a share subscription agreement with JD.com and will issue ordinary shares for a total proceed of US$800 million at a per share purchase price equal to the closing price of the Company's ordinary shares on March 19, 2021, the last trading day prior to the date of the share subscription agreement. The closing of the transaction is subject to satisfaction of customary closing conditions and procedures, including applicable governmental filings. Upon the closing, JD.com is expected to become the controlling shareholder of the Company.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY
FINANCIAL STATEMENTS SCHEDULE I
DADA NEXUS LIMITED
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(Amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	40,573	5,029,806	770,851
Short-term investments	714,803	—	—
Prepayments and other current assets	10,797	15,320	2,348
Total current assets	766,173	5,045,126	773,199
Investment in and amount due from subsidiaries, VIE and VIE's subsidiaries	2,145,167	1,657,347	253,999
Intangible assets, net	499,464	327,007	50,116
Total non-current assets	2,644,631	1,984,354	304,115
TOTAL ASSETS	3,410,804	7,029,480	1,077,314

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Accrued expenses and other current liabilities	8,740	1,525	232
TOTAL LIABILITIES	8,740	1,525	232

MEZZANINE EQUITY	10,593,026	—	—

SHAREHOLDERS' (DEFICIT) EQUITY
Ordinary shares (US$0.0001 par value, 1,499,945,349, and 2,000,000,000 shares authorized, 369,290,629 and 941,450,185 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	237	639	98
Additional paid-in capital	309,102	16,442,721	2,519,958
Subscription receivable	(35)	—	—
Accumulated deficit	(7,639,926)	(9,345,102)	(1,432,200)
Accumulated other comprehensive income (loss)	139,660	(70,303)	(10,774)
TOTAL SHAREHOLDERS' (DEFICIT) EQUITY	(7,190,962)	7,027,955	1,077,082

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT) EQUITY	3,410,804	7,029,480	1,077,314

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2)
Expenses and income/(loss)
Sales and marketing	—	—	(48,435)	(7,423)
General and administrative	(197,983)	(203,191)	(464,972)	(71,260)
Interest income	21,524	25,327	18,955	2,905
Foreign exchange loss	(175)	—	—	—
Other operating income	—	—	101	15
Equity in losses of subsidiaries, VIE and VIE's subsidiaries	(1,701,741)	(1,491,917)	(1,210,825)	(185,567)
Net loss and net loss attributable to the Company	(1,878,375)	(1,669,781)	(1,705,176)	(261,330)
Accretion of convertible redeemable preferred shares	(511,646)	(795,015)	(375,649)	(57,571)
Net loss available to ordinary shareholders	(2,390,021)	(2,464,796)	(2,080,825)	(318,901)

Net Loss	(1,878,375)	(1,669,781)	(1,705,176)	(261,330)
Other comprehensive income/(loss)
Foreign currency translation adjustments	36,974	(446)	(209,963)	(32,178)
Total comprehensive loss	(1,841,401)	(1,670,227)	(1,915,139)	(293,508)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASHFLOW

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2)
Net cash (used in)/provided by operating activities	(126,428)	10,460	1,571	244
Net cash used in investing activities	(2,791,032)	(1,586,628)	(20,652)	(3,169)
Net cash provided by financing activities	3,402,611	—	5,181,447	794,092

Effect of foreign exchange rate changes on cash and cash equivalents	—	(10,522)	(173,133)	(26,534)

Net increase/(decrease) in cash and cash equivalents	485,151	(1,586,690)	4,989,233	764,633
Cash and cash equivalents, beginning of the year	1,142,112	1,627,263	40,573	6,218
Cash and cash equivalents, end of the year	1,627,263	40,573	5,029,806	770,851

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

(1)	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include condensed financial information as to the changes in equity as such financial information is the same as the consolidated statements of changes in shareholders' equity.

(2)	The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as "Investment in subsidiaries, VIE and VIE's subsidiaries" and the subsidiaries and VIE's profit or loss as "Equity in losses of subsidiaries, VIE and VIE's subsidiaries" on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE in investment in and amount due from subsidiaries, VIE and VIE's subsidiaries even though the parent company is not obligated to provide continuing support or fund losses.

(3)	For the years ended December 31, 2018, 2019 and 2020, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.

(4)	For the years ended December 31, 2018, 2019, and 2020, noncash investing activities include offsets of due from and due to subsidiaries, VIE and VIE's subsidiaries amounted to RMB522,825, nil and nil, and transfer of due from subsidiaries, VIE and VIE's subsidiaries to investment in subsidiaries, VIE and VIE's subsidiaries amounted to nil, RMB438,914 and nil, respectively.