Form 20-F
period 2021-12-31
Dada Nexus Ltd
filed 2022-04-28
CIK 1793862

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021.

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

*Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

927,776,552 ordinary shares (excluding 44,366,125 ordinary shares comprising of (i) ordinary shares issued to trust and reserved for future exercise of certain granted share options under the 2015 Plan, (ii) ordinary shares issued to the depositary for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under the 2015 Plan, and (iii) ordinary shares in the form of ADSs held in treasury), par value US$0.0001 per share, as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes   ☐ No

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐ Yes   ☐ No

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒Yes   ☐ No

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

INTRODUCTION

Dada Nexus Limited is not a Chinese operating company but rather a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China and through contractual arrangements with the variable interest entities based in China. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services. Therefore, we operate such business in China through the variable interest entity, Shanghai Qusheng, which we refer to as the VIE in this annual report, and rely on contractual arrangements among our PRC subsidiaries, the VIE and its shareholders to control the business operations of the VIE. Revenues contributed by the VIE accounted for 0.1%, 0.1% and 0.2% of our total net revenues for the fiscal years 2019, 2020 and 2021, respectively. As used in this annual report, “Dada” refers to Dada Nexus Limited, and “we,” “us,” “our company” or “our” refers to Dada Nexus Limited and its subsidiaries, and, in the context of describing our operations and the consolidated financial information, the VIE and its subsidiaries in China. Holdings of our ADSs thus are not holding equity interest in the VIE in China but instead hold equity interest in Dada Nexus Limited, a Cayman Islands holding company.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Dada and its investors may never have a direct ownership interest in the VIE or in the businesses that are conducted by the VIE, and the VIE structure provides contractual exposure to foreign investment in the companies which involve foreign investment restrictions. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This may result in the VIE being deconsolidated, which would materially and adversely affect our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ordinary shares or our ADSs may decline significantly in value or become worthless. As such, the VIE structure involves unique risks to investors of our holding company. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of VIE structure, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, given the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two years, and thus, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Dada Nexus Limited, our Cayman Islands holding company, or the Parent, transfers cash to our wholly-owned Hong Kong subsidiary, by making capital contributions or providing loans, and our Hong Kong subsidiary transfers cash to our PRC subsidiaries by making capital contributions or providing loans to them. Because the Parent and its subsidiaries control the VIE through contractual arrangements, they are not able to make direct capital contribution to the VIE and its subsidiaries. However, they may transfer cash to the VIE by loans or by making payment to the VIE for inter-group transactions. For the years ended December 31, 2019, 2020 and 2021, the Parent made capital contributions to the Hong Kong subsidiary of RMB1.3 billion, 1.3 billion and 3.5 billion, respectively.  For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to U.S. investors. As Dada Nexus Limited is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operations, and in addition enjoy all economic benefit and receive service fees from the VIE pursuant to the exclusive business cooperation agreement with the VIE. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to distribute earnings or pay dividends to us. For more detailed discussion of how cash is transferred between the Parent, our subsidiaries and the VIE, see “Cash Transfers and Dividend Distribution” at the outset of Part I.

Except where the context otherwise requires and for purposes of this annual report only:

●	“active consumer” for a specified period are to a consumer account that placed at least one order on JDDJ through a desktop or mobile device during the specified period, regardless of whether the products are sold, delivered or returned. We treat each account as a separate consumer for purposes of calculating active consumers, although certain consumers may have set up more than one account;
●	“active rider” for a specified period are to a rider who delivered at least one order on Dada Now during the specified period;
●	“ADSs” are to the American depositary shares, each of which represents four ordinary shares;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Dada” are to Dada Nexus Limited;
●	“we,” “us,” “our company” and “our” are to Dada Nexus Limited, our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and the consolidated financial information, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity in China, including, but not limited to, Shanghai Qusheng, the VIE;
●	“GMV” are to the total value of all orders placed on JDDJ through our website and mobile applications, regardless of whether the goods are sold or delivered or whether the goods are returned, inclusive of delivery and packaging charges;
●	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;
●	“the VIE” are to Shanghai Qusheng Internet Technology Co., Ltd., or Shanghai Qusheng;
●	“our WFOEs” are to Shanghai JD Daojia Yuanxian Information Technology Co., Ltd., or Shanghai JDDJ, Dada Glory Network Technology (Shanghai) Co., Ltd., or Dada Glory, and Shanghai Xianshi Express Delivery E-Commerce Co., Ltd.;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“tier 1 and tier 2 cities” are to (i) tier 1 cities in China, which are Beijing, Shanghai, Guangzhou and Shenzhen and (ii) tier 2 cities in China, which are Hangzhou, Nanjing, Jinan, Chongqing, Qingdao, Dalian, Ningbo, Xiamen, Tianjin, Chengdu, Wuhan, Harbin, Shenyang, Xi’an, Changchun, Changsha, Fuzhou, Zhengzhou, Shijiazhuang, Suzhou, Foshan, Dongguan, Wuxi, Taiyuan, Hefei, Kunming, Nanchang, Nanning and Wenzhou; and

●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our mission, goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the on-demand delivery and on-demand retail industries in China;
●	our expectations regarding demand for and market acceptance of our services and solutions;
●	our expectations regarding our relationships with the retailers, merchants, individual senders and riders on our on-demand delivery platform, the consumers, retailers and brand owners on our on-demand retail platform;
●	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;
●	competition in our industry;
●	our proposed use of proceeds; and
●	relevant government policies and regulations relating to our industry.

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

This annual report also contains statistical data and estimates that we obtained from government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The on-demand delivery industry and/or on-demand retail industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. Moreover, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. You should not place undue reliance on these forward-looking statements.

PART I

Explanatory Note

Dada is a Cayman Islands holding company with no equity ownership in the VIE. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE, with which we have maintained contractual arrangements. Holdings of our ADSs thus are not holding equity interest in the VIE in China but instead hold equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating certain of our businesses do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ordinary shares or our ADSs may decline significantly in value.

PRC government’s authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our Holding Company Structure and VIE Contractual Arrangements

Dada Nexus Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIE and its subsidiaries. Our value-added telecommunication services in the PRC have been conducted through the VIE in order to comply with the PRC laws and regulations, which prohibit or restrict control of companies involved in the provision of value-added telecommunication services. Revenues contributed by the VIE accounted for 0.1%, 0.1% and 0.2% of our total net revenues for the fiscal years 2019, 2020 and 2021, respectively. Holdings of our ADSs are not holding equity interest in the VIE in China but instead hold equity interest in a holding company incorporated in the Cayman Islands.

The following diagram illustrates our corporate structure as of March 31, 2022, including our principal subsidiaries, the VIE and the VIE’s principal subsidiaries:

(1)

Mr. Philip Jiaqi Kuai and Mr. Jun Yang each holds 87.3% and 2.7% of the equity interests in Shanghai Qusheng, respectively. Mr. Philip Jiaqi Kuai is a beneficial owner of our company and serves as the chairman of our board of directors and the chief executive officer of our company. Mr. Jun Yang is a beneficial owner of our company and serves as the chief technology officer of our company. In addition, Jiangsu Jingdong Bangneng Investment Management Co., Ltd. holds 10.0% of the equity interests in Shanghai Qusheng, and it is an affiliate of a shareholder of our company. See also “—Contractual Arrangements with Our Consolidated Affiliated Entity and Its Shareholders.”

A series of contractual agreements, including powers of attorney, share pledge agreements, exclusive business cooperation agreement, exclusive option agreements and spouse consent letters, have been entered into by and among Dada Glory, the VIE and its shareholders. In particular, through:

(i) the powers of attorney, pursuant to which each of the shareholders of the VIE has executed a power of attorney to irrevocably authorize Dada Glory, or any person designated by Dada Glory to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIE, and spousal consent letters, pursuant to which spouses of the individual shareholders of the VIE agreeing that the equity interests in our VIE held by and registered under the name of the respective individual shareholders will be disposed pursuant to the contractual agreements with Dada Glory, without seeking further authorization or consent of such spouses;

(ii) the exclusive business cooperation agreement, pursuant to which Dada Glory has the exclusive right to provide the VIE with complete business support and technical and consulting services and the VIE agrees to pay Dada Glory service fees at an amount equals to 100% of the net income generated by the VIE; and

(iii) the exclusive option agreements, pursuant to which each of the shareholders of the VIE has irrevocably granted Dada Glory, or any person designated by Dada Glory, an exclusive option to purchase all or part of its equity interests in the VIE. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entity and Its Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE, and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership in providing operational control,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law,” “Item 3. Key Information—D. Risk Factors——Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries, the VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIE and its subsidiaries in the PRC, including, among others, the License for Value-added Telecommunications Services, or VATS License, Food Operation License, Retail Liquor License, Internet Drug Information Service Qualification Certificate, Road Transportation Operation License, Filing Certificate of the Single-purpose Prepaid Card and Filing Certificate of Third-party Platform of Medical Device Online Transaction. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.”

Furthermore, in connection with issuance of securities to foreign investors, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the CSRC published the Regulations of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments)), or the Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic companies (Draft for Comments) for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities in an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer securities or be listed in an overseas stock exchange based on its onshore equities, assets or similar interests, are required to complete the filing procedures of and submit the relevant information to CSRC. Failure to complete the filing under the Administrative Provisions may subject the domestic company to a warning or a fine of one to ten million RMB. In serious circumstances, the domestic company may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses licenses may be revoked. As of the date of this annual report, there is no schedule for the adoptions of such drafts, and it remains unclear whether the versions adopted will have any further material changes. There remain substantial uncertainties about how these drafts will be enacted, interpreted or implemented and how they will affect our operations and future overseas offerings.

As of the date of this annual report, we, our PRC subsidiaries and the VIE are not required to obtain any necessary approval or permission from the CSRC, CAC or any other entity that is required to approve the VIE’s operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. However, if we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Transfers and Dividend Distribution

Dada Nexus Limited, our Cayman Islands holding company, or the Parent, transfers cash to our wholly-owned Hong Kong subsidiary, by making capital contributions or providing loans, and our Hong Kong subsidiary transfers cash to our PRC subsidiaries by making capital contributions or providing loans to them.

Because the Parent and its subsidiaries control the VIE through contractual arrangements, they are not able to make direct capital contribution to the VIE and its subsidiaries. However, they may transfer cash to the VIE by loans or by making payment to the VIE for inter-group transactions.

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2019	2020	2021

	(RMB in millions)
Capital contributions from Parent to Hong Kong subsidiary	1,341	1,289	3,464
Capital contributions from Hong Kong subsidiary to PRC subsidiaries	1,575	1,289	803
Loans from Hong Kong subsidiary to PRC subsidiaries	—	—	1,925
Amounts paid by PRC subsidiaries to the VIE	40	55	208

The VIE may transfer cash to Dada Glory by paying service fees according to the exclusive business cooperation agreement. Pursuant to these agreement between the VIE and Dada Glory, Dada Glory has the exclusive right to provide the VIE with complete business support and technical and consulting services. Without Dada Glory’s prior written consent, the VIE may not accept any consultations and/or services regarding the matters contemplated by this Agreement provided by any third party during the term of the agreement. The VIE agrees to pay Dada Glory service fees at an amount equals to 100% of the net income generated by the VIE, which should be paid on a monthly basis. Considering the future operating and cashflow needs of the VIE, for the years ended December 31, 2019, 2020 and 2021, no service fees were charged to the VIEs by Dada Glory, no payments were made by the VIE under the agreement. If there is any amount payable to Dada Glory under the VIE agreements, the VIE will settle the amount accordingly.

For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to U.S. investors.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within Mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)

Under the terms of VIE agreements, Dada Glory may charge the VIE for services provided to the VIE. These fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by Dada Glory and eliminate in consolidation. For income tax purposes, our Dada Glory and the VIE file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by the VIE and as income by Dada Glory and are tax neutral.

(3)

Certain of our subsidiaries qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to Dada Glory under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the fees paid to Dada Glory (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIE could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for Dada Glory.

As Dada Nexus Limited is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operations, and in addition enjoy all economic benefit and receive service fees from the VIE pursuant to the exclusive business cooperation agreement with the VIE. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to distribute earnings or pay dividends to us. Under PRC law, each of our subsidiaries and the VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and the VIE in China may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE and declaration and payment of withholding tax. Additionally, if our PRC subsidiaries and the VIE incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans to our PRC subsidiaries and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Financial Information Related to the VIE

The following table presents the condensed consolidating balance sheet data for the VIE and other entities as of the dates presented.

	For the Year Ended December 31, 2021
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents and restricted cash	112,374	454,515	3,961	—	570,850
Short-term investment	528,909	665,000	—	—	1,193,909
Accounts receivable, net	—	351,564	760	—	352,324
Amount due from related parties	—	840,191	476	—	840,667
Investment in and amount due from intergroup companies	2,959,723	2,005,076	—	(4,964,799)	—
Other assets-current	3,163	478,911	3,287	—	485,361
Property and equipment, net	—	37,310	245	—	37,555
Goodwill	—	788,774	—	168,831	957,605
Intangible assets, net	186,037	135,342	10,938	—	332,317
Operating lease right-of-use assets	—	76,020	791	—	76,811
Other assets-non-current	—	433,088	93	—	433,181
Total assets	3,790,206	6,265,791	20,551	(4,795,968)	5,280,580

Payable to riders and drivers	—	580,579	404	—	580,983
Amount due to related parties	—	71,728	32	—	71,760
Amount due to intergroup companies	—	—	222,928	(222,928)	—
Other liabilities-current	1,577	716,087	12,542	—	730,206
Operating lease liabilities	—	35,567	192	—	35,759
Non-current operating lease liabilities	—	45,831	412	—	46,243
Deferred tax liabilities	—	27,000	—	—	27,000
Total liabilities	1,577	1,476,792	236,510	(222,928)	1,491,951

	For the Year Ended December 31, 2020
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents and restricted cash	5,029,806	490,737	512	—	5,521,055
Short-term investment	—	770,000	—	—	770,000
Accounts receivable, net	—	403,217	367	—	403,584
Amount due from related parties	—	644,385	1,956	—	646,341
Investment and amount due from intergroup companies	1,657,347	161,334	—	(1,818,681)	—
Other assets-current	15,320	158,831	6,851	—	181,002
Property and equipment, net	—	39,179	461	—	39,640
Goodwill	—	788,774	—	168,831	957,605
Intangible assets, net	327,007	168,183	12,774	—	507,964
Operating lease right-of-use assets	—	104,865	2,255	—	107,120
Other assets-non-current	—	412,715	—	—	412,715
Total assets	7,029,480	4,142,220	25,176	(1,649,850)	9,547,026

Payable to riders and drivers	—	716,183	1,313	—	717,496
Amount due to related parties	—	52,886	32	—	52,918
Amount due to intergroup companies	—	—	166,348	(166,348)	—
Other liabilities-current	1,525	1,583,427	13,885	—	1,598,837
Operating lease liabilities	—	40,907	830	—	41,737
Non-current operating lease liabilities	—	68,472	1,053	—	69,525
Deferred tax liabilities	—	38,558	—	—	38,558
Total liabilities	1,525	2,500,433	183,461	(166,348)	2,519,071

The following table presents the condensed consolidating statements of operations for the VIE and other entities for the periods presented.

	For the Year Ended December 31, 2021
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net Revenues	—	6,853,158	15,835	(2,731)	6,866,262
Net loss	(2,471,127)	(2,099,415)	(55,910)	2,155,325	(2,471,127)

	For the Year Ended December 31, 2020
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net Revenues	—	5,736,696	3,293	—	5,739,989
Net loss	(1,705,176)	(1,161,084)	(49,741)	1,210,825	(1,705,176)

	For the Year Ended December 31, 2019
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net Revenues	—	3,096,515	3,183	—	3,099,698
Net loss	(1,669,781)	(1,453,243)	(38,674)	1,491,917	(1,669,781)

The following table presents condensed consolidating cash flow data for the VIE and other entities for the years ended presented.

	For the Year Ended December 31, 2021
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	42,829	(2,704,717)	4,308	—	(2,657,580)
Net cash used in investing activities	(4,001,123)	(148,788)	(859)	3,464,107	(686,663)
Net cash provided by (used in) financing activities	(936,655)	2,846,257	—	(3,464,107)	(1,554,505)

	For the Year Ended December 31, 2020
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	1,571	(1,110,313)	535	—	(1,108,207)
Net cash used in investing activities	(20,652)	(1,497,843)	(59)	1,288,797	(229,757)
Net cash provided by financing activities	5,181,447	1,998,900	—	(1,288,797)	5,891,550

	For the Year Ended December 31, 2019
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	10,460	(1,322,910)	14,612	—	(1,297,838)
Net cash used in investing activities	(1,586,628)	(6,828)	(14,604)	1,340,600	(267,460)
Net cash provided by financing activities	—	1,340,600	—	(1,340,600)	—

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A.Reserved

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. The following list summarizes some, but not all, of these risks.

Risks Related to Our Business and Industry

●	Our business and growth are significantly affected by the future growth and proliferation of local on-demand retail and delivery industries, which are new and rapidly evolving.
●	Our limited operating history and evolving business model makes it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.
●	Any deterioration in our relationship with our major strategic investors may adversely affect our prospectus and business operations.
●	We have a history of net losses and negative cash flows from operating activities, which may continue in the future.
●	Our concentration on a small number of customers could adversely affect our business and results of operations.
●	We face intense competition and could lose market share, which could adversely affect our results of operations.
●	Any harm to Dada Now and JDDJ brands or reputation may materially and adversely affect our business and results of operations.
●	The status of our riders as independent contractors of retailers, merchants or individual senders on our platforms may be challenged.
●	Our historical growth rate may not be indicative of our future performance and if we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected.

●	If we fail to cost-effectively attract new retailers and merchants to our platforms, or to maintain relationships with existing retailers and merchants, our business and results of operations could be adversely affected.

Risks Related to Our Relationship with JD Group

●	We may have conflicts of interest with JD Group and, because of JD Group’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.
●	JD Group will control the outcome of shareholder actions in our company.
●	We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Risks Related to Our Corporate Structure

●	Dada is a Cayman Islands holding company with no equity ownership in the VIE. We conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE and its subsidiaries, with which we have maintained contractual arrangements. Holdings of our ADSs thus are not holding equity interest in our operating entities in China but instead hold equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	PRC government’s significant authority in regulating our operations and its oversight and control over securities offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline.
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADSs

●	The trading price of the ADSs may be volatile, which could result in substantial losses to investors.

●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.
●	Techniques employed by short sellers may drive down the market price of the ADSs.

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

Our business has benefited from our collaborations with our major strategic investors, some of which are also our customers, such as JD Group and Walmart Group, and we expect to continue to be reliant on them for the foreseeable future. As of March 31, 2022, JD Group and Walmart Group each holds approximately 52.2% and 9.1% equity interests of our Company, respectively. For more details of JD Group’s and Walmart Group’s beneficial ownership in our equity securities, please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”We derive a significant portion of revenue from providing last-mile delivery services to JD Group, as well as from performing omni-channel services to Walmart Group. Please see “—Our concentration on a small number of customers could adversely affect our business and results of operations.” for more details of our reliance on these two strategic investors.

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

We cannot assure you that we will continue to maintain our cooperative relationships with our major strategic investors and their respective affiliates in the future. Our current cooperation landscape with JD Group and Walmart Group are set forth in our business cooperation agreements with them, respectively, covering our collaboration with JD Group regarding user traffic, supply chain, marketing and other cooperation, and our collaboration with Walmart Group regarding omni-channel initiative and expansion plan. However, we may not be able to successfully extend or renew our business cooperation agreements with JD Group and Walmart Group upon expiration of the current terms or early termination of the agreements on commercially reasonable terms or at all and may therefore be prohibited or restricted to conduct relevant business. This could materially disrupt our operations and result in significant alternative expenses, which could adversely affect our reputation, business, financial condition and results of operations. For details of the terms of our business cooperation agreements with JD Group and Walmart Group, please see “Item 4. Information on the Company—B. Business Overview—Our Controlling Shareholder and Strategic Partners.”

JD Group, through its subsidiary, has subscribed an aggregate of 109,215,017 of our new ordinary shares in consideration of a combination of US$546 million in cash and strategic resources offered by JD Group. Upon the closing of this transaction on February 28, 2022, JD Group held approximately 52% of Dada’s issued and outstanding shares. For more discussions on risks related to our relationship with JD Group, our controlling shareholder, please see “D. Risk Factors—Risks Related to Our Relationship with JD Group.”

We have a history of net losses and negative cash flows from operating activities, which may continue in the future.

We have incurred net losses and negative cash flows from operating activities each year since our inception and we may not be able to achieve or maintain profitability or positive cash flow in the future. We incurred net losses of RMB1,669.8 million, RMB1,705.2 million and RMB2,471.1 million (US$387.8 million) in 2019, 2020 and 2021, respectively. Net cash used in our operating activities was RMB1,297.8 million, RMB1,108.2 million RMB2,657.6 million (US$417.0 million) in 2019, 2020 and 2021, respectively.

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

We derive a substantial portion of our net revenue from a relatively small number of customers, including JD Group, Walmart Group and Yonghui. Although we plan to expand and diversify our customer base, we still expect to be reliant on our major customers, some of which are also our major strategic investors, including JD Group and Walmart Group, for the foreseeable future. In particular, we expect that JD Group and Walmart Group will continue to account for an important portion of service revenues generated by Dada Now platform, and Walmart Group and Yonghui, collectively, will continue to account for an important portion of our revenues generated by JDDJ platform for the foreseeable future. In 2019, 2020 and 2021, 50.5%, 38.6% and 13.9% of our net revenues were derived from services provided to JD Group, respectively. Walmart Group became a related party of ours in August 2018, and in 2019, 2020 and 2021, 13.0%, 13.8% and 20.2% of our net revenues were derived from services provided to Walmart Group after it became our related party, respectively.

Such concentration of customers is primarily the result of our in-depth collaborations with JD Group and Walmart Group. We have entered into business cooperation agreements with JD Group and Walmart Group, respectively, for details of the terms of such business cooperation agreements, please see “Item 4. Information on the Company—B. Business Overview—Our Controlling Shareholder and Strategic Partners.” If the business cooperation agreements with these two major customers were terminated or not renewed upon expiration, our business relationships might be adversely affected and our revenue deriving from serving these two major customers may decrease. In addition, concerns of our major customers such as their increasing reliance on us for local on-demand retail and delivery services may drive them to address their concentration risks through diversifying their vendor base and engage other firms besides us, under which circumstances they may also choose to reduce cooperation with us.

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

Our business is subject to complex and evolving laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

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

We are subject to domestic laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personally identifiable information with respect to our customers and employees including any requests from regulatory and government authorities relating to this data. Further, PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. For example, in December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, or the Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, or the Review Measures, which became effective on June 1, 2020, and recently amended on December 28, 2021. Pursuant to the current Review Measures, critical information infrastructure operators that procure internet products and services, and data processing operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The current Review Measures further stipulate that a network platform operator that holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review when it seeks to list overseas. On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any authority and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and will accept public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” See “Item 4.B. Information on the Company—Business Overview—Regulations.” As of the date of this annual report, the Draft Regulations were released for public comment only, and their respective provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States, such as us. We cannot predict the impact of the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Regulations requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Our mobile apps and websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4.B. Information on the Company—Business Overview—Regulations.”

The PRC Cyber Security Law, the Data Security Law, the Personal Information Protection Law and Civil Code are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information”, “network data” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

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

We adopted our 2015 Equity Incentive Plan, as amended and restated, which we refer to as the 2015 Plan, and our 2020 Share Incentive Plan, as amended and restated, which we refer to as the 2020 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to secure and retain the services of eligible award recipients and to provide incentives for such persons to exert maximum efforts for our success. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2015 Plan and the 2020 Plan, we are authorized to grant options, share appreciation rights, restricted share awards, restricted share unit awards and other types of share awards. As of March 31, 2022, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 61,605,996 ordinary shares, and we have outstanding options with respect to 40,538,372 ordinary shares and 19,374,513 outstanding restricted share units granted to our employees, directors and consultants under the 2015 Plan. As of March 31, 2022, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2020 Plan is 64,457,654 ordinary shares, and options to purchase a total of 1,370,484 ordinary shares and 18,813,520 restricted share units are outstanding under the 2020 Plan. We have incurred and will continue to incur substantial share-based compensation expenses in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Further, we may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our equity incentive plan from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges in future reporting periods. For further information on our equity incentive plan and information on our recognition of related expenses, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

In addition, new laws and regulations may be enforced from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. For example, our crowdsourced local on-demand delivery business currently has no clear regulatory authority or governing laws and regulations as such industry are relatively nascent and is at its early stage of development, and we expect to experience strengthened regulatory environment along with rapid industrial evolution. If the regulatory or administrative authorities impose new requirements relating to, among other things, new and additional licenses, permits and approvals or governance or ownership structures on us for operating crowdsourced delivery in the future, we will be subject to fines and penalties due to any past non-compliances, increased future compliance costs, heightened challenges and uncertainties, and restrictions upon our current or future operations. In September 2020, the State Administration for Market Regulation, or SAMR issued Anti-monopoly Compliance Guideline for Operators, which encourages, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. Furthermore, on February 7, 2021, the Anti-monopoly Committee of the State Council further published the Anti-monopoly Guidelines for the Internet Platform Economy Sector, or Guideline, which became effective on the same day, aiming at specifying some of the circumstances under which an activity of Internet platform may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. As of the date of this annual report, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly. However, as the Guideline is newly enacted, uncertainties still exist in relation to its interpretation and implementation. Due to the varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and/or materially and adversely affect our financial conditions, operations and business prospects. In addition, our success, or perceived success, and increased visibility may also drive some businesses that perceive our business model negatively to raise their concerns to local policymakers and regulators. These businesses and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes, or seek to have, a market presence in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede our business and the ability of riders to utilize our platforms. If we are unable to manage these risks, our business and results of operations could be materially and adversely affected.

We may be adversely affected by PRC regulations to limit the method and manner that the internet companies may apply when using algorithms.

Recently, PRC government has taken steps to limit the method and manner that the internet companies may apply when using the algorithms. For instance, the CAC, together with eight other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services on September 17, 2021, which provides that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the relevant regulators, and security assessments of algorithms shall be conducted by the relevant regulators. The guidelines also provide that an algorithm filing system shall be established, and classified security management of algorithms shall be promoted. In addition, the CAC issued the Administrative Provisions on Algorithm Recommendation of Internet Information Services on December 31, 2021, effective on March 1, 2022, which provides that algorithms recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services. To comply with the Administrative Provisions on Algorithm Recommendation of Internet Information Services, we may need to further adjust our business and operations. And the impact on our business operations is still substantially uncertain since this rule is relatively new and uncertainties still exist in relation to its interpretation.

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

The potential downturn brought by and the duration of the COVID-19 epidemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. While most of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the virus. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Recently, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders, and we may have to adjust various aspects of our operations. In addition, the highly-transmissible Delta and Omicron variants of COVID-19 have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. There remain significant uncertainties surrounding COVID-19, including the existing and new variants of COVID-19, and its further development as a global pandemic, including the effectiveness of vaccine programs against existing and any new variants of COVID-19. Although there is no immediate material negative effect on us, the extent to which the COVID-19 epidemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be adversely affected directly, as well as indirectly to the extent that COVID-19 or any other epidemic harms the Chinese economy in general.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2021. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. The war in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

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

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. The material weakness that was identified relates to our lack of detailed accounting policies in certain areas and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements. We have historically restated our consolidated financial statements for the two years ended December 31, 2017 due to material accounting errors.

Following the identification of the material weakness, we have taken measures to remediate these control deficiencies. In connection with the audit of our financial statements for the fiscal year ended December 31, 2021, we did not identify any material weakness in our internal controls over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.”

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

Risks Related to Our Relationship with JD Group

We may have conflicts of interest with JD Group and, because of JD Group’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Conflicts of interest may arise between JD Group and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

•	Our board members may have conflicts of interest. Our directors Mr. Lei Xu, Mr. Yui Yu and Ms. Sandy Ran Xu are also employees of JD Group. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for JD Group and us.
•	Sale of shares in our company. JD Group may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be in conflict with the interests of our employees or our other shareholders.
•	Developing business relationships with JD Group’s competitors. So long as JD Group remains our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.
•	Allocation of business opportunities. Business opportunities may arise that both we and JD Group find attractive, and which would complement our businesses. We may be prevented from taking advantage of new business opportunities that JD Group has entered into.

For so long as we operate as a subsidiary of JD Group, JD Group may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. JD Group’s decisions with respect to us or our business, including any related party transactions between JD Group and us, may be resolved in ways that favor JD Group and therefore JD Group’s own shareholders, which may not coincide with the interests of our other shareholders. If JD Group were to compete with us, our business, financial condition, results of operations and prospects could be materially and adversely affected.

JD Group will control the outcome of shareholder actions in our company.

As of March 31, 2022, JD Group held 52.2% of our outstanding ordinary shares. JD Group’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and the Nasdaq Stock Market requirements.

JD Group’s control may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that could have been beneficial to you. For example, JD Group’s control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, JD Group is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because JD Group beneficially owns more than 50% of our total voting power. For so long as we remain a “controlled company” under that definition, we are permitted to elect to rely, and may rely, on exemptions from certain corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. In the event that we elect to rely on one or more of these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide internet information services under PRC laws. To comply with PRC laws and regulations, we operate our business through cooperation between the WFOEs and the VIE and its subsidiaries, and each of Shanghai Qusheng, our consolidated variable interest entity, or the VIE, and its subsidiary, JDDJ Youheng, holds a VATS License covering online data processing and transaction processing business (operating e-commerce) and internet information services, and JDDJ Youheng holds a VATS License for call centers. Dada Glory, one of our WFOEs, is our wholly owned PRC subsidiary and a foreign-invested enterprise under PRC laws. Dada Glory has entered into a series of contractual arrangements with the VIE and its shareholders, which enable us to:

●	exercise effective control over the VIE;
●	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of the VIE; and have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIE and hence consolidate financial results of the VIE and its subsidiaries into our consolidated financial statements under U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of our PRC counsel, Commerce & Finance Law Offices, (i) the ownership structures of Dada Glory and the VIE, currently do not result in violation of applicable PRC laws and regulations currently in effect; and (ii) the agreements under the contractual arrangements between Dada Glory, the VIE and its shareholders governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in violation of applicable PRC laws or regulations currently in effect.

However, Dada is a Cayman Islands holding company with no equity ownership in the VIE. We conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE and its subsidiaries, with which we have maintained contractual arrangements. Holdings of our ADSs thus are not holding equity interest in our operating entities in China but instead hold equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE which contributes to 0.2% of our revenues in 2021. Our holding company in the Cayman Islands, the VIE and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

We have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC regulatory authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	imposing fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	placing restrictions on our right to collect revenues;
●	shutting down our servers or blocking our app/websites;
●	requiring us to restructure our ownership structure or operations;
●	restricting or prohibiting our use of the proceeds from our financing activities to finance the business and operations of the VIE and its subsidiaries; or
●	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIE in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from our consolidated variable interest entity, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership in providing operational control.

We have to rely on the contractual arrangements with the VIE and its shareholders to operate the business in areas where foreign ownership is restricted, including provision of certain value-added telecommunication services. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the director of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be negatively affected.

The shareholders of the VIE may have actual or potential conflicts of interest with us.

The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIE have executed powers of attorney to appoint Dada Glory or a person designated by Dada Glory to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with the VIE and its shareholders. For example, in the event that any of the shareholders of the VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIE by us. Similarly, if any of the equity interests of the VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

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

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by MOFCOM and the National Development and Reform Commission, or the NDRC and took effect on January 1, 2022. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

We may lose the ability to use and enjoy assets held by the VIE that are critical to the operation of our business if the VIE declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The VIE holds certain assets that may be critical to the operation of our business. If the shareholders of the VIE breach the contractual arrangements and voluntarily liquidate the VIE or its subsidiaries, or if the VIE or its subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if the VIE or its subsidiaries undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

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

Pursuant to the contractual arrangements, Dada Glory has the irrevocable and exclusive right to purchase all or any part of the relevant equity interest in the VIE from the VIE’s shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. The consideration Dada Glory pays for such purchases will be the lowest price as permitted under applicable PRC laws. This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the Ministry of Commerce, the Ministry of Industry and Information Technology, the State Administration of Market Regulation, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The equity transfer price to be received by the VIE under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.

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

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares.

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

We only have contractual control over the VIE and its subsidiaries. Such corporate structure may subject us to sanctions, compromise enforceability of related contractual arrangements, which may result in significant disruption to our business.

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

The VIE, Shanghai Qusheng, and its subsidiary, JDDJ Youheng, each currently holds a license for internet information services, or the ICP License, which is a kind of VATS License. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. According to the recent practice in China, if any commercial internet content-related service or online data processing and transaction processing service is to be carried out via mobile apps, such mobile apps are required to be registered on the VATS License of the operator of such mobile apps.

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

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

The average wage in China has increased in recent years and is expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected. Furthermore, if the riders on our platform believe that their earnings on our platform are not competitive with wages that they can earn elsewhere, either with competitors or in other lines of work, we may have to increase their earnings to ensure an adequate supply of riders on our platform, and we may be unable to pass that cost on to riders. In addition, if riders on our platform are reclassified as employees instead of independent directors, our labor costs will be substantially increased, which could adversely affect our business and results of operations. See also “—Risk Related to Our Business— The status of our riders as independent contractors of retailers, merchants or individual senders on our platforms may be challenged.”

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration and statutory benefits, determining the term of employee’s probation and unilaterally terminating labor contracts. In addition, enterprises are forbidden to force laborers to work beyond the time limit and employers shall pay laborers for overtime work in accordance with the laws and regulations. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

We engage independent third-party service providers to recruit certain third-party workers at our request, such as customer service professionals, and to settle payment of service fees to such third-party service providers for us. However, we cannot preclude the possibility that these workers supplied by third-party service providers may be classified as “dispatched workers” by courts, arbitration tribunals or government agencies. In December 2012, the Labor Contract Law was amended and in January 2014, the Interim Provisions on Labor Dispatch was promulgated, to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers”. For example, the number of dispatched workers may not exceed a certain percentage of the total number of employees and the dispatched workers can only engage in temporary, auxiliary or substitutable work. However, since the application and interpretation of the Labor Contract Law and the Interim Provisions on Labor Dispatch are limited and uncertain, we cannot assure you our business operation will be deemed to be in full compliance with them. If we are found to be in violation of any requirements under the Labor Contract Law, the Interim Provisions on Labor Dispatch or their related rules and regulations, we may be ordered by the labor authority to rectify the non-compliance by entering into written employment contracts with the deemed “dispatched workers”, or be subject to regulatory penalty, other sanction or liability or be subject to labor disputes.

Furthermore, on July 16, 2021, the Ministry of Human Resources and Social Security, the National Development and Reform Commission, the Ministry of Transport, together with several other governmental authorities jointly promulgated Guidance on Safeguarding the Rights and Interests of Labor Forces in New Forms of Employment, which require, among others, platform enterprises adopting labor outsourcing and other cooperative labor methods to undertake corresponding responsibilities in accordance with laws and regulations when workers’ rights and interests are damaged, call for organizing and launching pilot programs for occupational injury protection of flexible employment personnel, focusing on platform enterprises in industries such as mobility, takeout, on-demand delivery and intra-city freight, and encourage platform enterprises to improve the protection for flexible employment personnel on the platform by purchasing personal accident, employer liability and other commercial insurances.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management personnel and management department are in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC, or MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, the Rules of the MOFCOM on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by MOFCOM and became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and MOFCOM jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. On October 23, 2021, the Standing Committee of the NPC issued a second draft amendment to the amended Anti-Monopoly Law for public comments, which proposes to increase the fines on business operators for illegal concentration to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate any concentration where there is evidence that such concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

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

Dada is a Cayman Islands holding company and may rely principally on dividends and other distributions on equity from our PRC subsidiaries for its cash requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders for services of any debt it may incur. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, which are foreign-owned enterprises, may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans to our PRC subsidiaries and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, the VIE and its subsidiaries. We may make loans to our PRC subsidiaries, the VIE and its subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE or filed with SAFE in its information system. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to the VIE, which is a PRC domestic company. Further, we are not likely to finance the activities of the VIE by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information and certain other businesses.

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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

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

The closing trading price of our ADSs has ranged from US$11.91 to US$46.44 per ADS in 2021. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. The trading performances of other Chinese companies’ securities, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of our conduct. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow;
●	fluctuations in operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new solutions and services and expansions by us or our competitors;
●	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;
●	changes in financial estimates by securities analysts;
●	detrimental negative publicity about us, our competitors or our industry;
●	additions or departures of key personnel;
●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	regulatory developments affecting us or our industry; and potential litigation or regulatory investigations.

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

Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or the voting at the meeting is to be made on a show of hands.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Assuming that we are the owner of our consolidated VIE for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were treated as a PFIC for any taxable year during which a U.S. investor held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, the Nasdaq Global Select Market, impose various requirements on the corporate governance practices of public companies. These rules and regulations increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly.

Operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the number of additional costs we may incur or the timing of such costs.

As we are no longer an “emerging growth company,” we expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

Item 4.Information on the Company

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

In June 2020, we listed our ADSs on the Nasdaq Global Select Market under the symbol “DADA.”

In March 2021, JD Group, through its subsidiary, entered into a share subscription agreement with us, which was amended in February 2022. Pursuant to the terms of the share subscription agreement, Dada issued an aggregate of 109,215,017 new ordinary shares to JD Group in consideration of a combination of US$546 million in cash and strategic resources offered by JD Group. The closing of the transaction took place on February 28, 2022. Immediately upon closing, JD Group held approximately 52% of Dada’s issued and outstanding shares.

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

Dada Now

Dada Now is a leading local on-demand delivery platform, providing both intra-city delivery and last-mile delivery services on an on-demand basis. As of December 31, 2021, our intra-city delivery service covered around 1,800 cities and counties in China, and our last-mile delivery service covered around 2,600 cities and counties in China. Both services covered all the tier 1 and tier 2 cities, and we continue to penetrate into lower- tiered cities. In 2021, our riders collectively delivered 1,123.0 million orders. In 2019, 2020 and 2021, we delivered more than 9.2 million, 10.8 million and 9.5 million orders on the respective peak day of such period.

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

We act as a local delivery partner for JD Logistics. Orders from JD Logistics accounted for a substantial majority of our total last-mile delivery orders in 2021. We help JD Logistics deliver orders as a last-mile delivery force, especially in peak seasons, such as the anniversary sales promotional campaign of JD.com around June 18 each year and the Singles’ Day promotion period around November 11 each year.

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

JDDJ

JDDJ is a leading local on-demand retail platform in China, benefiting participants including consumers, retailers and brand owners. GMV generated from JDDJ increased reached RMB43,079 million in 2021. As of December 31, 2021, JDDJ covered around 1,800 cities and counties in China. The following diagram outlines the order and fulfillment process of JDDJ.

How JDDJ benefits consumers

Consumers can directly access the JDDJ platform via the JDDJ website and mobile app, Weixin public accounts and mini-programs or through entry points operated by third parties. Through our cooperation with JD, access to JDDJ is embedded into the JD mobile app, JD.com and JD’s Weixin mini-program. In 2021, we had 62.3 million active consumers on JDDJ platform.

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

How JDDJ benefits retailers

We empower retailers to conduct their on-demand retail business in a more efficient way. We help retailers improve sales per square foot and labor efficiency with on-demand delivery infrastructure and technology-based services and solutions. In 2021, JDDJ had more than 147,400 active stores that had orders completed during the year, representing an increase of 28.5% from about 114,700 active stores in 2020.

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

●	WMS

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

●	Picking solutions

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

●	“Picking Assistant” app

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

CRM services. We provide CRM services to help retailers on the JDDJ platform interact with their current and potential consumers. Through our “Membership Pass” program, we help a retailer establish an online membership program or link its existing offline membership program with online consumers to create an omni-channel membership program. Based on such program, we enable the retailer to digitize its customer base. Furthermore, we have built in CRM tools in our “Pan’gu Marketing” system, which allow retailers to send promotional push notifications and text messages. Through such CRM tools, we empower retailers to target and communicate with their members and potential consumers for effective marketing. As of December 31, 2021, our CRM tools embedded in “Pan’gu Marketing” system have been adopted by 221 retailers covering more than 50,068 stores.

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

How JDDJ benefits brand owners

With the fast growing on-demand retail business, JDDJ acts as an important and efficient promotional channel for brand owners, helping them reach more consumers. Many brand owners have successfully built brand awareness and run brand promotions on our platform. The number of brand owners we directly cooperated with was 215 in 2021.

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

Our Controlling Shareholder and Strategic Partners

JD Group

JD Group, a leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider, is our controlling shareholder, strategic partner and investor. In April 2016, we entered into a business cooperation agreement, or the 2016 BCA, with JD Group covering cooperation in areas such as logistics, user traffic and supply chain, for a term of seven or ten years, depending on the cooperation area, with early termination rights of JD Group in the event of change of control of our Company, or the issuance of our equity interests to adverse persons, primarily being competitors of JD Group or ours, or the shut down or material alteration of substantially all of the operation of JDDJ platform, or our sale or other disposition of substantially all of the operation of JDDJ platform. Under the 2016 BCA, JD Group made a non-compete commitment to us with a term of seven years. In February 2022, we entered into another business cooperation agreement, or the 2022 BCA, with JD Group covering cooperation in areas such as user traffic and search results, for a term of five years. As part of our strategic partnership, JD Group offers us the access points embedded into the JD mobile app, JD.com and JD’s Weixin mini-program, which channels us to the consumer traffic available on its platforms. Meanwhile, we act as a local delivery partner for JD Logistics. Orders from JD Logistics accounted for a substantial majority of our total last-mile delivery orders in 2021. Apart from the last-mile delivery service, we are now cooperating with JD Retail to provide retailers with intra-city delivery services of a wide selection of goods, such as grocery, fresh produce and 3C products. We will continue to work closely with JD Group and seek to further expand our service offerings to JD Group.

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

In 2019, 2020 and 2021, 50.5%, 38.6% and 13.9% of our net revenues were derived from services provided to JD Group, respectively. Walmart Group became a related party of ours in August 2018, and in 2019, 2020 and 2021, 13.0%, 13.8% and 20.2% of our net revenues were derived from services provided to Walmart Group after it became our related party, respectively.

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

We have a dedicated in-house research and development team. As of December 31, 2021, this team had 918 members consisting of engineers, product managers, designers, and data analysts. They are engaged in building our technology platform and developing new online and mobile solutions and tools.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, technological know-how, proprietary technologies, and similar intellectual properties as critical to our success. As of December 31, 2021, we mainly owned and used 74 computer software copyrights, eight other copyrights and 18 patents in China for various aspects of our operations and mainly maintained over 1,270 trademark registrations in China. As of December 31, 2021, we had mainly registered or acquired 50 domain names, including imdada.cn and jddj.com, among others.

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

Customer and Rider Care

We believe our superior customer service enhances our customer loyalty and brand image. Our customer service personnel interact with all participants on our platforms, including consumers, merchants and riders, to facilitate and smoothen our delivery and retail service process. As of December 31, 2021, there were 664 customer service personnel on our platform serving consumers, merchants and riders, approximately 81.3% of whom were outsourced personnel and the remaining were our own employees.

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

Regulation

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors and foreign-owned enterprises are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was first issued in 1995 and amended from time to time. The most updated Catalog was promulgated by the Ministry of Commerce of the PRC, or MOFCOM, and the NDRC, on June 28, 2017 and became effective on July 28, 2017, and contains specific provisions governing market access of foreign capital and stipulates in details the areas of entry pertaining to the categories of encouraged industries for foreign investment, restricted industries for foreign investment and prohibited industries for foreign investment. The Special Administrative Measures for Access of Foreign Investments (2021 Edition) promulgated on December 27, 2021 and became effective on January 1, 2022, or the Negative List 2021, and the Catalog of Encouraged Industries for Foreign Investment (2020 Edition) were promulgated on December 27, 2020 and became effective January 27, 2021, which totally replaced the Catalog. According to the current regulation, any industry not listed in the Negative List 2021 is a permitted industry and is generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Negative List 2021, the foreign investment in value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

In order to coincide the implementation of the Foreign Investment Law (as defined below) and the Implementing Regulations of the Foreign Investment Law (as defined below), the MOFCOM and the SAMR promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019 and effective from January 1, 2020, which stipulates that foreign investors or foreign-invested enterprises, or the FIEs, shall submit investment information by submitting initial reports, change reports, cancellation reports, annual reports etc. through enterprise registration system and national enterprise credit information publicity system. Announcement of the Ministry of Commerce [2019] No. 62—Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by MOFCOM on December 31, 2019 and Circular of the SAMR on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by SAMR on December 28, 2019 further refine the related rules.

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

Regulations Relating to Value-Added Telecommunications Services

Foreign investment in value-added telecommunications

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001 and most recently amended on February 6, 2016. The FITE Regulation stipulates that a foreign-invested telecommunications enterprise in the PRC, or the FITE, must be established as a sino-foreign equity joint venture for operations in the PRC. Under the FITE Regulation and in accordance with WTO-related agreements, the foreign party investing in a FITE engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. In addition, the major foreign party as the shareholder of the FITE must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. The FITE that meets these requirements must obtain approvals from the Ministry of Industry and Information Technology, or the MIIT, and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of the FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalogue of Telecommunications Services, or the Telecom Catalog.

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

Telecommunications regulations

The Telecommunications Regulations of the PRC, or the Telecom Regulations, promulgated on September 25, 2000 and most recently amended on February 6, 2016, are the primary PRC laws governing telecommunications services, which set out the general framework for the provision of telecommunications services by PRC companies. The Telecom Regulations require that telecommunications service providers shall obtain licenses prior to commencing operations. The Telecom Regulations draw a distinction between basic telecommunications services and value-added telecommunications services. The Telecom Catalog, promulgated by MII on February 21, 2003 and most recently amended by the MIIT on June 6, 2019, and issued as an attachment to the Telecom Regulations, identifies internet information services and online data processing and transaction processing as value-added telecommunications services.

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

Online sales of drugs and medical device

On September 20, 1984, the Standing Committee of National People’s Congress, or the SCNPC promulgated the Drug Administration Law of the PRC, or the Drug Administration Law, which was most recently amended on August 26, 2019, to regulate all entities or individuals engaging in research, manufacture, operation, use, supervision and management of drugs within the PRC. According to the Drug Administration Law, none of the drugs subject to the State’s special control may be distributed online, such as vaccines, blood products, narcotic drugs, psychotropic drugs, toxic drugs for medical use, radioactive drugs and pharmaceutical precursor chemicals. Meanwhile, according to the Drug Administration Law, third-party platform operator shall make record-filing with the competent medical products administration at provincial level. In particular, third-party platform operator shall, in accordance with the law, verify the qualifications of drug marketing license holders and drug distributors that apply for business operation on the platform to ensure the compliance thereof with the statutory requirements and manage drug distribution activities carried out on the platform.

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

Regulations Relating to Online Trading and E-Commerce

On January 26, 2014, the State Administration for Industry and Commerce, or the SAIC (which is the predecessor of the SAMR) promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014, to regulate all operating activities for product sales and services provision via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators. On March 15, 2021, the SAMR promulgated the Supervision and Administrative Measures for Online Trading, which became effective on May 1, 2021 and replaced the Online Trading Measures. Furthermore, MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) on December 24, 2014, which became effective on April 1, 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, third-party platform operators are obligated to make their transaction rules publicly available and file them with MOFCOM or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location of the merchant’s webpage the information stated in the merchant’s business license or a link to its business license. Where third-party platform operators also conduct self-operation of products or services on the platform, these third-party platform operators must make a clear distinction between their online direct sales and sales of products by third-party merchants on their third-party platforms to avoid misleading the consumers.

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

Regulations Relating to Food Business

The Food Safety Law of the PRC, which took effective from June 1, 2009 and most recently amended by the SCNPC on April 29, 2021, and the Implementation Regulations of the Food Safety Law of the PRC, which took effect from July 20, 2009 and were most recently amended by the State Council on March 26, 2019, regulate food safety and set up a system of the supervision and administration of food safety and stipulate food safety standards. The State Council implements a licensing system for food production and transaction. To engage in food production, sale or catering services, the business operator shall obtain a license in accordance with the laws. Furthermore, the State Council implements strict supervision and administration for special categories of foods such as healthcare foods, formula foods for special medical purposes. Pursuant to the aforementioned laws and regulations, third-party platform providers of online transactions of food shall conduct real name registration for participating food business operators, and specify their food safety management responsibilities, and where a permit is required, the permit shall be examined. Upon discovery of any violation by participating food business operators, third-party platform providers for online food transactions shall promptly suspend the business of the offender and forthwith report to the food safety supervision and administration department. Upon discovery of a serious illegal act, the third-party platform provider shall forthwith stop providing online trading platform service.

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

In addition, on July 13, 2016, the SFDA promulgated the Measures of Investigation of Illegal Conducts Concerning the Safety of Food Sold Online, which was amended by SAMR on April 2, 2021, and pursuant to which a third-party platform operator for online food trading in the PRC shall file a record with the market regulation administration at the provincial level and obtain a filing number.

Regulations Relating to Product Quality and Consumers Protection

According to the Product Quality Law of the PRC, which took effect on September 1, 1993 and was most recently amended by the SCNPC on December 29, 2018, provides that products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold and even revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

According to the Consumers Rights and Interests Protection Law of the PRC, or the Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was most recently amended by the SCNPC on October 25, 2013, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or receive on the internet trading platforms may claim damages to sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages to the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

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

Regulations Relating to Road Transportation

Pursuant to the Regulations on Road Transportation promulgated by the State Council in April 2004 and most recently amended in March 2019, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transportation in June 2005 and most recently amended in June 2019, or the Road Freight Provisions, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of dangerous cargos. Under the Road Freight Provisions, anyone engaging in the business of operating road freight transportation or stations (sites) must obtain a road transportation operation license from the local county-level road transportation administrative bureau, and each vehicle used for road freight transportation must have a road transportation certificate from the same authority. The incorporation of a subsidiary of a road freight transportation operator that intends to engage in road transportation business is subject to the same approval procedure. If a road freight transportation operator intends to establish a branch, it should file with the local road transportation administrative bureau where the branch is to be established.

Regulations Relating to Advertising

In 1994, the SCNPC promulgated the Advertising Law of the PRC, or the Advertising Law, which was recently amended on April 29, 2021 and became effective on the same date. The Advertising Law regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorsers, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the relevant authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

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

The Measures for the Inspection of Drug Advertisements which were promulgated by the SAIC and the SFDA on March 13, 2007 and amended on December 21, 2018 by a decision, regulating all advertisements containing drug names, applicable symptom to be cured by such drugs (major functions) or other drug-related content that are published through various media or in various forms, except for the advertisement of OTC drugs’ name and the publication of prescription drugs’ name at designated professional pharmaceutical journals. The applicants for drug advertisement license numbers must be qualified pharmaceutical manufacture enterprises or qualified pharmaceutical operation enterprises that have obtained the consent from pharmaceutical manufacture enterprise. The valid period of drug advertisement license numbers shall be one year and the content of approved advertisement may not be altered without prior approval, otherwise a new license number shall be reapplied for the revised content of the drug advertisement. It was repealed by the Interim Measures for the Examination and Administration of Advertisements for Medicines, Medical Devices, Health Food and Formula Food for Special Medical Purposes, which was promulgated by the SAMR on December 24, 2019 and became effective on March 1, 2020.

Regulations Relating to Internet Information Security and Privacy Protection

Regulations Relating to Information Security

The National People’s Congress has enacted legislation that prohibits use of the internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

Pursuant to applicable regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and monitoring systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.

On December 13, 2005, the Ministry of Public Security issued the Regulations on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures require internet service providers to take proper measures including anti-virus, data back-up and other related measures, and to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, discover and detect illegal information, stop transmission of such information, and keep relevant records. Internet services providers are prohibited from unauthorized disclosure of users’ information to any third parties unless such disclosure is required by the laws and regulations. They are further required to establish management systems and take technological measures to safeguard the freedom and secrecy of the users’ correspondences.

In December 2015, the Standing Committee of the National People’s Congress promulgated the Anti-Terrorism Law of the PRC, or the Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On May 2, 2017, the CAC issued a trial version of the Measures for the Security Review of Network Products and Services (Trial), or the trial Measures for Security Review, which took effect on June 1, 2017, to provide for more detailed rules regarding cybersecurity review requirements. On April 13, 2020, the CAC, NDRC and the other ten governmental authorities jointly promulgated Measures for Cybersecurity Review, which became effective on June 1, 2020 and recently amended on December 28, 2021. The Measures for Cybersecurity Review, or the Review Measures, replaced the trial Measures for Security Review.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, or the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

Pursuant to the current Review Measures, the scope of review under the Review Measures extends to critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities, which affect or may affect national security. According to Article 7 of the Review Measures, a network platform operator that has the personal information of more than one million users shall apply to the Cybersecurity Review Office for cybersecurity reviews when it seeks to list overseas. Besides, the Review Measures also provides that if the relevant authorities consider that certain network products and services, data processing activities and listings in foreign countries affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Review Measures also elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and will accept public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Critical Information Infrastructure Regulations. Pursuant to the Critical Information Infrastructure Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Critical Information Infrastructure Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Critical Information Infrastructure Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Security Vulnerabilities Provisions. The Security Vulnerabilities Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On October 29, 2021, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment). According to these measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of personal information and important data collected and generated by an operator of critical information infrastructure; (ii) outbound transfer of important data; (iii) outbound transfer of personal data by a data processor which has processed more than one million users’ personal data; (iv) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively; (v) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in the PRC with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, which was promulgated by the PRC National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the relevant crimes.

Regulations Relating to Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Network Information Protection Decision provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by MIIT and became effective in September 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the Cyber Security Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information.

The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which became effective on May 1, 2021. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information. On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment), or the Draft Interim Administrative Provisions. The Draft I Interim Administrative Provisions sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”

In October 2020, the Standing Committee of the National People’s Congress issued the Draft Personal Information Protection Law for public comments. In April 2021, the Standing Committee of the National Peoples’ Congress issued a Second Draft for review of the Personal Information Protection Law, or the Draft Personal Information Protection Law, for public comments. The Draft Personal Information Protection Law integrates provisions from several rules with respect to personal information rights and privacy protection. According to the Draft Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Draft Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, such as where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which such individual is a party to such contract. It also stipulates certain specific provisions with respect to the obligations of a personal information processor. In addition, it imposes further obligations on a personal information processor that provides for basic internet platform services, has large amount of users, has complicated business activities, including formulating of an independent institution mainly comprising of outside members to supervise personal information processing activities, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly. In addition, on August 20, 2021, the SCNPC adopted the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

Regulations Relating to Payment Services

According to Measures for the Administration of Payment Services of Non-Financial Institutions which were promulgated by the People’s Bank of China, or the PBOC on June 14, 2010, took effect on September 1, 2010, and recently amended by the PBOC on March 5, 2020 and took effect on April 29, 2020, and Detailed Implementing Rules for the Measures for the Administration of Payment Services of Non-Financial Institution which were promulgated by the PBOC on December 1, 2010 and were most recently amended on July 20, 2021, the payment services provided by non-financial institutions refer to some or all of the following monetary capital transfer services provided by the non-financial institutions as intermediary agencies between payers and payees: (i) payment through the internet; (ii) issuance and acceptance of prepaid cards; (iii) bankcard acquiring; and (iv) other payment services as determined by the PBOC. Non-financial institutions which provide payment services shall obtain a “Payment Business License” and become a “payment institution.” Payment Business License is valid for five years from the date of issuance. Payment institutions shall carry out business activities in compliance with the scope of business approved by the Payment Business License, and shall not outsource any businesses, transfer, lease, or lend its Payment Business License. Any non-financial institutions and individuals shall not directly or indirectly engage in the payment business without the approval of the PBOC. For any non-financial institution or individual that engages, whether explicitly or otherwise, in payment service without the approval of the PBOC, the PBOC and the branches thereof shall order it to terminate payment business; where a crime is suspected, it/he/she shall be transferred to the public security organ in accordance with law for investigation; where a crime is constituted, it/he/she shall be subject to criminal responsibilities.

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

Regulations Relating to Unfair Competition

According to the Law against Unfair Competition of the PRC, or the Anti-Unfair Competition Law, promulgated by the SCNPC on September 2, 1993 and most recently amended on April 23, 2019, effective from April 23, 2019, operators shall not undermine their competitors by engaging in improper activities, including but not limited to, taking advantage of powers or influence to affect a transaction, market confusion, commercial bribery, misleading false publicity, infringement on trade secrets, price dumping, illegitimate premium sale and commercial libel. Any operators who violate the Anti-Unfair Competition Law by engaging in the foregoing unfair competitive activities shall be ordered to cease such illegal activities, eliminate the influence of such activities or compensate for the damages caused to any party. The competent supervision and inspection authorities may also confiscate the illegal gains or impose fines on such operators.

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

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the PRC, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010 and November 11, 2020. The latest amendment took effect on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

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

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and most recently amended on January 30, 2013, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the PRC promulgated by the SCNPC on August 23, 1982 and last amended on April 23, 2019, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the PRC, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC in 1984 and last amended on June 1, 2021, and the Implementation Rules of the Patent Law of the PRC, or the Implementation Rules of the Patent Law, promulgated by the State Council in 2001 and last amended in 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models” and “designs.” Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain names

On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, which became effective on November 1, 2017.

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

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

According to the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents promulgated by SAFE on May 11, 2013 and most recently amended on December 30, 2019, the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

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

Regulations Relating to Taxation

Income tax

According to the Enterprise Income Tax Law of the PRC, or the EIT Law, which was promulgated on March 16, 2007, became effective from January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Tax Law of the PRC, or the Implementing Rules of the EIT Law defines a “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

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

On July 16, 2021, the Ministry of Human Resources and Social Security, the National Development and Reform Commission, the Ministry of Transport, together with several other governmental authorities jointly promulgated Guidance on Safeguarding the Rights and Interests of Labor Forces in New Forms of Employment, which require, among others, platform enterprises adopting labor outsourcing and other cooperative labor methods to undertake corresponding responsibilities in accordance with laws and regulations when workers’ rights and interests are damaged, call for organizing and launching pilot programs for occupational injury protection of flexible employment personnel, focusing on platform enterprises in industries such as mobility, takeout, on-demand delivery and intra-city freight, and encourage platform enterprises to improve the protection for flexible employment personnel on the platform by purchasing personal accident, employer liability and other commercial insurances.

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

For the chart illustrating our company’s organizational structure, see the outset of “Item 3. Key Information.”

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

To comply with PRC laws and regulations, we conduct certain of our business in China through Shanghai Qusheng, our consolidated affiliated entity in the PRC, and its subsidiaries, based on a series of contractual arrangements by and among Dada Glory, the VIE and its shareholders. We refer to Shanghai Qusheng as the VIE in this annual report.

Our contractual arrangements with the VIE and its respective shareholders allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in Dada Glory and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat its and its subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Agreements that provide us with effective control over the VIE

Powers of Attorney. Pursuant to the powers of attorney, dated November 20, 2020, each of the shareholders of the VIE has executed a power of attorney to irrevocably authorize Dada Glory, or any person designated by Dada Glory, to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIE, including, but not limited to, the right to (i) propose, convene and attend shareholders’ meetings, (ii) vote on any resolution on behalf of the shareholders that require the shareholders to vote under PRC law and the VIE’s articles of association, such as the sale, transfer, pledge and disposal of all or part of a shareholder’s equity interest in the VIE, and (iii) designate and appoint the VIE’s legal representative, director, supervisor, chief executive officer and other senior management members on behalf of the shareholders. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of the VIE or otherwise instructed by Dada Glory.

Share Pledge Agreements. Pursuant to the share pledge agreements, dated November 20, 2020, each of the shareholders of the VIE agrees to pledge the security interest in their respective equity interests in the VIE, representing 100% equity interests in the VIE in aggregate, to Dada Glory, to guarantee performance by such shareholder’s obligations under the powers of attorney, the exclusive business cooperation agreement and the exclusive option agreement to which such shareholder is a party, as well as the performance by the VIE of its obligations under the exclusive business cooperation agreement and the exclusive option agreement. In the event of a breach by the VIE or any of its shareholders of contractual obligations under these contractual arrangements, Dada Glory, as pledgee, will have the right to take possession of and dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. The shareholders of the VIE also covenant that, without the prior written consent of Dada Glory, they shall not transfer or agree to other’s transfer of the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity interests. The equity interest pledge agreement will remain effective until the contractual obligations are fully fulfilled and terminated.

Agreements that allow us to receive economic benefits from the VIE

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement, dated November 14, 2014, between Dada Glory and the VIE, Dada Glory has the exclusive right to provide the VIE with complete business support and technical and consulting services, including but not limited to technical services, network support, business consultations, intellectual property licenses, equipment or leasing, marketing consultancy, system integration, product research and development, and system maintenance. Without Dada Glory’s prior written consent, the VIE may not accept any consultations and/or services regarding the matters contemplated by this Agreement provided by any third party during the term of the agreement. The VIE agrees to pay Dada Glory service fees at an amount equals to 100% of the net income generated by the VIE, which should be paid on a monthly basis. Dada Glory has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. To guarantee the VIE’s performance of its obligations thereunder, the shareholders of the VIE agree to pledge all of their equity interests in the VIE to Dada Glory pursuant to the share pledge agreements. The exclusive business cooperation agreement has an initial term of 10 years and shall be extended if confirmed in writing by Dada Glory prior to the expiration. The extended term shall be determined by Dada Glory, and the VIE shall accept such extended term unconditionally.

Agreements that provide us with the option to purchase the equity interests in the VIE

Exclusive Option Agreements. Pursuant to the exclusive option agreements, dated November 20, 2020, each of the shareholders of the VIE has irrevocably granted Dada Glory, or any person designated by Dada Glory, an exclusive option to purchase all or part of its equity interests in the VIE. Dada Glory may exercise such options at a price equal to the lowest price as permitted by applicable PRC laws at the time of transfer of equity. The VIE and the shareholders of the VIE covenant that, without Dada Glory’s prior written consent, they will not, among other things, (i) supplement, change or amend the VIE’s articles of association and bylaws, (ii) increase or decrease the VIE’s registered capital or change its structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in the VIE, other than those created under the equity interest pledge agreement, (iv) sell, transfer, mortgage, or dispose of their legal or beneficial interests in and any assets of the VIE and any legal or beneficial interests, (v) enter into any material contract by the VIE, except in the ordinary course of business, or (vi) merge or consolidate the VIE with any other entity. The exclusive option agreement has an initial term of ten years, and at the end of the initial term shall be renewed for a further term as specified by Dada Glory or terminated by Dada Glory in its sole discretion.

Spousal Consent Letters. The spouses of the individual shareholders of the VIE have each signed a spousal consent letter agreeing that the equity interests in the VIE held by and registered under the name of the respective individual shareholders will be disposed pursuant to the contractual agreements with Dada Glory, without seeking further authorization or consent of such spouses. Each spouse agreed not to assert any rights over the equity interests in the VIE held by the respective individual shareholders.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

●	the ownership structures of the VIE and Dada Glory, currently do not result in violation of applicable PRC laws and regulations currently in effect; and
●	the agreements under the contractual arrangements between Dada Glory, the VIE and its shareholders governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plant and Equipment

Our headquarters is located in Shanghai, China. As of December 31, 2021, we leased and occupied our office space with an aggregate floor area of approximately 10,600 square meters in Shanghai. As of December 31, 2021, we also leased and occupied office space with an aggregate floor area of approximately 8,500 square meters in Beijing and space for offices and other purposes with an aggregate floor area of approximately 19,200 square meters in other cities in China. These leases vary in duration from one to six years.

Our servers are hosted in Beijing. These data centers are owned and maintained by third-party data center operators. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans as needed.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

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

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Our ability to enhance customer experience and increase delivery orders

Revenues derived from our local on-demand delivery platform directly relates to the number of orders that customers place on Dada Now platform, the increase of which is in turn driven by great customer experience. Our efforts to that end include expanding the capacity of our delivery network and always endeavoring to deliver reliable and flexible services. In 2020 and 2021, we delivered 1,057 million and 1,123 million orders, respectively, fulfilling the delivery demand for the participants on our platforms. In 2020 and 2021, our network delivered an average of 2.9 million and 3.1 million orders per day, respectively. As of December 31, 2021, our intra-city delivery service covered around 1,800 cities and counties in China, and our last-mile delivery service covered around 2,600 cities and counties in China.

Building our rider force is the key to expanding the capacity of our delivery network. Leveraging our expanding delivery network and improving delivery service, we are able to increase our delivery order volume. With the growing order volume on our platform, we are able to provide riders with increased order density and more income, which in turn attracts and retains riders.

We have been constantly improving our delivery services to enhance customer experience. In 2021, we achieved an average delivery time of approximately 30 minutes for all intra-city delivery orders. In certain scenarios where orders are more time-sensitive or require instant responsiveness, we designate a number of riders to a particular store of a merchant, and our system automatically assigns each order from this store to one of these stationed riders by algorithm. If needed, our crowdsourced riders can also supplement the delivery capacity of the stationed riders. Leveraging our scalable and flexible delivery network, we act as an important delivery force for our customers in peak seasons, such as JD.com’s anniversary sales promotional event on June 18 and Singles’ Day promotion period.

Our ability to engage consumers and increase GMV on JDDJ

GMV growth is a key driver of our revenue growth from JDDJ. Our GMV amounted to RMB25,262 million and RMB43,079 million in 2020 and 2021, respectively, representing a year-on-year growth rate of 70.5%. Our GMV growth is driven by growth of order volume and average order size. Our average order size increased by 25.6% in 2021 as compared to 2020. Our order volume in turn depends on the increase of our number of active consumers and their level of engagement. Our active consumers increased from 41.3 million in 2020 to 62.3 million in 2021.

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

In 2019, 2020 and 2021, 50.5%, 38.6% and 13.9% of our net revenues were derived from services provided to JD Group, respectively. Walmart Group became a related party of ours in August 2018, and in 2019, 2020 and 2021, 13.0%, 13.8% and 20.2% of our net revenues were derived from services provided to Walmart Group after it became our related party, respectively.

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Net revenues:
Services	3,057,747	98.6	5,683,064	99.0	6,799,008	1,066,912	99.0
Sales of goods	41,951	1.4	56,925	1.0	67,254	10,554	1.0
Total	3,099,698	100.0	5,739,989	100.0	6,866,262	1,077,466	100.0

Our net revenues from related parties amounted to RMB1,967.7 million, RMB3,008.9 million and RMB2,339.0 million (US$367.0 million) for 2019, 2020 and 2021, respectively.

We offer various customer incentive programs on our Dada Now platform to merchants and individual senders in the form of coupons or volume-based discounts in the provision of delivery services that are recorded as reduction of revenue. The customer incentives amounted to RMB87.7 million, RMB69.3 million and RMB125.0 million (US$19.6 million) for 2019, 2020 and 2021, respectively. The customer incentives as a percentage of our net revenues were 2.8%, 1.2% and 1.8% for 2019, 2020 and 2021, respectively. We expect we will continue to use customer incentives to grow our business. As the amounts of customer incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of near-term trend.

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

Historically, we charged JD Logistics the amount that was inclusive of our estimated cost of delivery, and separately paid riders. Since April 2021, we have adopted a new model, under which riders delivering JD Logistics’ orders are paid directly by the independent vendors who contract with riders and we only charge JD Logistics the amount for our platform services to manage the delivery process. Consequently, the absolute amount of revenue for last-mile delivery services decreased in 2021 as compared to 2020, though with little impact on profit. The accounts receivable from related parties also reduced in 2021 as compared to 2020.

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Net revenues:
Dada Now
Services	1,954,834	63.0	3,377,653	58.8	2,753,458	432,077	40.1
Sales of goods	41,951	1.4	56,925	1.0	67,254	10,554	1.0
Subtotal	1,996,785	64.4	3,434,578	59.8	2,820,712	442,631	41.1
JDDJ
Services(1)	1,102,913	35.6	2,305,411	40.2	4,045,550	634,835	58.9
Total	3,099,698	100.0	5,739,989	100.0	6,866,262	1,077,466	100.0
(1)	Includes (i) net revenues from commission fee, and advertising and marketing services of RMB460,006, RMB1,211,549 and RMB2,350,582 for 2019, 2020 and 2021, respectively; and (ii) fulfillment services and others of RMB642,907, RMB1,093,862 and RMB1,694,968 for 2019, 2020 and 2021, respectively.

We expect our net revenues will continue to increase in the foreseeable future as we continue to rapidly expand our business. We expect the overall increase in sales volume on JDDJ will continuously contribute to increase in service revenue from JDDJ platform.

Costs and expenses

Our costs and expenses consist of operations and support costs, selling and marketing expenses, general and administrative expenses, research and development expenses and other operating expenses. The following table sets forth the breakdown of our total costs and expenses, in amounts and as percentages of total net revenues for each of the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Costs and expenses:
Operations and support	2,845,872	91.8	4,721,311	82.2	5,139,102	806,437	74.8
Selling and marketing	1,414,540	45.6	1,848,730	32.2	3,427,909	537,914	49.9
General and administrative	281,376	9.1	498,826	8.7	400,397	62,831	5.8
Research and development	333,844	10.8	428,849	7.5	573,949	90,065	8.4
Other operating expenses	49,669	1.6	67,137	1.2	60,326	9,467	0.9
Total	4,925,301	158.9	7,564,853	131.8	9,601,683	1,506,714	139.8

Operations and support costs. Our operations and support costs primarily consist of (i) remuneration and incentives paid to riders and drivers for delivering orders, (ii) expenses charged by outsourced delivery agencies, (iii) transaction fees charged by payment channels, (iv) expenses incurred in providing customer and rider care services or the service fee charged by external customer service providers, (v) expenses incurred in providing online marketing services, and (vi) packaging cost as well as other operations and support costs directly attributed to our principal operations.

Remuneration and incentives paid to riders and drivers is the largest component within the operations and support costs. It amounted to RMB2,679.1 million in 2019, RMB4,148.1 million in 2020 and RMB3,886.6 million (US$609.9 million) in 2021, respectively.

We offer various incentive programs to riders, primarily in the form of volume-based incentives, to attract and retain riders. For 2019, 2020 and 2021, incentives to riders recorded as operations and support costs were RMB192.2 million, RMB143.9 million and RMB88.5 million (US$13.9 million), respectively. The total rider incentives as a percentage of our operations and support costs were 6.8%, 3.0% and 1.7% for 2019, 2020 and 2021, respectively. We expect to continue using rider incentives to attract and retain riders. As the amounts of rider incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of near-term trend.

For delivery transactions where we act as a principal and recognize revenue on a gross basis, the related rider incentives are included in operations and support costs. The related rider incentives in this type of transactions recorded in operations and support costs were RMB158.8 million, RMB114.2 million and RMB64.3 million (US$10.1 million) for the years ended December 31, 2019, 2020 and 2021, respectively. In addition, we record a loss from a delivery transaction where we act as an agent when the upfront quoted fare offered to the customer is less than the amount we commit to the rider before the volume-based incentives.

The losses from this type of transactions recorded in operations and support costs were RMB96.1 million, RMB77.0 million and RMB95.3 million (US$15.0 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

Selling and marketing expenses. Our selling and marketing expenses primarily consist of incentive payments to consumers on JDDJ platform, advertising and marketing expenses, payroll and related expenses for employees involved in selling and marketing functions, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others.

We offer incentives such as promotion coupons to consumers on JDDJ, and such incentive expenses are recorded as selling and marketing expenses because they serve to promote our JDDJ platform. Such incentive expenses amounted to RMB937.7 million, RMB1,166.0 million and RMB2,223.1  million (US$348.9 million) for 2019, 2020 and 2021, respectively. As the amounts of consumer incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of near-term trend.

Advertising and marketing expenses, primarily representing media advertising expenses and expenses for offline promotional activities, are another important component of our selling and marketing expenses. It amounted to RMB133.7 million, RMB247.9 million and RMB574.6 million (US$90.2 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

General and administrative expenses. Our general and administrative expenses mainly consist of amortization of intangible assets purchased in the acquisition of JDDJ, payroll and related costs for employees engaging in general corporate functions, share-based compensation, professional fees and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment. The amortization of intangible assets primarily represents amortization of the business cooperation agreement (“BCA”), non-compete commitment (“NCC”) arising from our acquisition of JDDJ in 2016. It amounted to RMB148.1 million, RMB148.0 million and RMB138.5  million (US$21.7 million) for the years ended December 31, 2019, 2020 and 2021, respectively. Share-based compensation expenses for employees engaging in general corporate functions amounted to RMB51.0 million, RMB245.9 million and RMB111.3 million (US$17.5 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5%. Our operations in Hong Kong have incurred net accumulated operating losses for income tax purposes and no income tax provisions are recorded for the years ended December 31, 2019, 2020 and 2021. Under the current Hong Kong Inland Revenue Ordinance, our subsidiary domiciled in Hong Kong has been introduced to a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%.

PRC

On March 16, 2007, the National People’s Congress of the PRC introduced a new Enterprise Income Tax Law and most recently amended on December 29, 2018, or new EIT Law, under which Foreign Investment Enterprises, or FIEs, and domestic companies would be subject to corporate income tax at a uniform rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the new EIT Law if they qualify as high and new technology enterprises, or HNTE. Under such regulation, Dada Glory and Shanghai JDDJ are qualified for HNTE status and are eligible for a reduced income tax rate of 15% for the years ended 2021, 2022 and 2023.

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

The new EIT Law and its implementing rules also impose a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such a tax treaty with China. According to the arrangement between Mainland China and Hong Kong on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). We did not record any dividend withholding tax, as it has no retained earnings for the years ended December 31, 2019, 2020 and 2021. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net revenues for the periods presented. Our business has grown rapidly in recent years. Year-to-year comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Net revenues(1)	3,099,698	100	5,739,989	100	6,866,262	1,077,466	100
Costs and expenses
Operations and support	(2,845,872)	(91.8)	(4,721,311)	(82.2)	(5,139,102)	(806,437)	(74.9)
Selling and marketing	(1,414,540)	(45.6)	(1,848,730)	(32.2)	(3,427,909)	(537,914)	(49.9)
General and administrative	(281,376)	(9.1)	(498,826)	(8.7)	(400,397)	(62,831)	(5.8)
Research and development	(333,844)	(10.8)	(428,849)	(7.5)	(573,949)	(90,065)	(8.4)
Other operating expenses	(49,669)	(1.6)	(67,137)	(1.2)	(60,326)	(9,467)	(0.9)
Other operating income	75,884	2.4	60,779	1.1	156,714	24,592	2.3
Loss from operations	(1,749,719)	(56.5)	(1,764,085)	(30.7)	(2,578,707)	(404,656)	(37.6)
Other income/(expenses)
Interest expenses	—	—	(11,830)	(0.2)	(13,806)	(2,166)	(0.2)
Interest income	84,276	2.7	65,596	1.1	110,954	17,411	1.6
Foreign exchange (loss)	(13,370)	(0.4)	—	—	(1,126)	(177)	(0.0)
Total other income	70,906	2.3	53,766	0.9	96,022	15,068	1.4
Loss before income tax benefits	(1,678,813)	(54.2)	(1,710,319)	(29.8)	(2,482,685)	(389,588)	(36.2)
Income tax benefits	9,032	0.3	5,143	0.1	11,558	1,814	0.2
Net loss	(1,669,781)	(53.9)	(1,705,176)	(29.7)	(2,471,127)	(387,774)	36.0
(1)	Includes related party revenues of RMB1,967.7 million, RMB3,008.9 million and RMB2,339.0 million (US$367.0 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

Year ended December 31, 2021 compared to year ended December 31, 2020

Net revenues

Our net revenues were RMB6,866.3 million (US$1,077.5 million) in 2021 as compared to RMB5,740.0 million in 2020. The change was primarily due to the increase in the net revenues from intra-city delivery services on Dada Now platform and intra-city delivery services and marketplace services on JDDJ platform, partially offset by the new model we adopted in relation to our last-mile delivery services to our major last-mile delivery service customer, JD Logistics, since April 2021. Under the new model, riders delivering JD Logistics’ orders were paid directly by the independent vendors who contracted with riders and we only charged JD Logistics the amount for our platform services to manage the delivery process. Effective from April 2021, we no longer recognize rider-related revenue and rider-related costs in the income statement for the last-mile delivery services to JD Logistics.

The net revenues generated from Dada Now were RMB2,820.7 million (US$442.6 million) in 2021 as compared to RMB3,434.6 million in 2020, mainly due to the new model we adopted in relation to our last-mile delivery services to our major last-mile delivery service customer, partially offset by the increases in order volume of intra-city delivery services to chain merchants in 2021 as compared to 2020.

The net revenues generated from JDDJ increased by 75.5% from RMB2,305.4 million in 2020 to RMB 4,045.6 million (US$634.8 million) in 2021, mainly due to (i) the increase in GMV by 70.5% in 2021 and the increase in order volume by 35.8% in 2021 as compared to 2020, and (ii) RMB760.0 million (US$119.3 million) increase in our online marketing services revenue as a result of the increasing promotional activities launched by brand owners and retailers. The increase in GMV was primarily due to (i) the increase in active consumers by 55.0% in 2021, and (ii) the increase in average order size by 25.6% from RMB153 in 2020 to RMB192 in 2021. Furthermore, the increase in the number of active consumers was primarily due to our efforts to attract, engage and retain consumers leveraging our marketing and promotion activities, wide selection of products on our platform and improved consumer experience as well as the increase in demand for our services as more consumers shopped daily necessities online, and have cultivated such habits as a result of the COVID-19 epidemic.

Operations and support costs

Our operations and support costs increased by 8.8% from RMB4,721.3 million in 2020 to RMB5,139.1 million (US$806.4 million) in 2021, mainly due to increases in rider cost from RMB2,209.6 million in 2020 to RMB3,553.3 million (US$557.6 million) in 2021 as a result of increasing volume of orders for our intra-city delivery services provided to various chain merchants on Dada Now platform and retailers on JDDJ platform. The increase in delivery order volume was primarily because we developed more chain merchants and the increase in delivery orders for retailers on JDDJ. Rider-related cost in relation to our last-mile delivery services decreased as a result of the new model we adopted in relation to our last-mile delivery services to our major last-mile delivery service customer.

Selling and marketing expenses

Our selling and marketing expenses increased by 85.4% from RMB1,848.7 million in 2020 to RMB3,427.9 million (US$537.9 million) in 2021, mainly due to (i) RMB1,057.1 million (US$165.9 million) increase in incentive to consumers, (ii) RMB326.7 million (US$51.3 million) increase in advertising and marketing expenses, which was primarily attributable to the increase in referral fees we paid to the staff at retailer stores and third-party promotion service providers for their efforts to attract new consumers to JDDJ platform, and (iii) RMB177.5 million (US$27.9 million) increase in personnel cost in connection with our growing business.

General and administrative expenses

Our general and administrative expenses decreased by 19.7% from RMB498.8 million in 2020 to RMB400.4 million (US$62.8 million) in 2021, mainly due to decreased share-based compensation expenses.

Research and development expenses

Our research and development expenses increased by 33.8% from RMB428.8 million in 2020 to RMB573.9 million (US$90.1 million) in 2021. The increase was mainly attributable to the increase in research and development personnel cost and cloud server expenses. The increase in research and development personnel cost was mainly due to the growth of our research and development team as we continue to strengthen our technological capabilities. The increase in cloud server expenses was mainly due to our rising demand for cloud services in line with our growing business.

Other operating expenses

Our other operating expenses decreased by RMB6.8 million (US$1.1 million) from RMB67.1 million in 2020 to RMB60.3 million (US$9.5 million) in 2021, mainly due to the decrease in tax surcharges in line with the decrease in VAT in 2021.

Other operating income

Our other operating income increased by RMB95.9 million (US$15.1 million) from RMB60.8 million in 2020 to RMB156.7 million (US$24.6 million) in 2021, mainly because of the increase in tax refunds as more taxes were paid in 2021.

Interest expenses

Our interest expenses increased from RMB11.8 million to RMB13.8 million (US$2.2 million). The interest expenses incurred were for short-term loans we borrowed in 2021.

Interest income

Our interest income increased by 69.1% from RMB65.6 million in 2020 to RMB111.0 million (US$17.4 million) in 2021. The increase was mainly attributable to increases in the average daily balance of cash and short-term investments denominated in RMB and US$ in 2021.

Foreign exchange loss

Our foreign exchange loss changed from nil in 2020 to RMB1.1 million (US$0.2 million) in 2021, primarily because we had US$-denominated assets held by entities with functional currency of Renminbi in 2021 and the exchange rate of U.S. dollar against Renminbi experienced volatility during the same period.

Income tax benefits

Our income tax benefits increased by 124.7% from RMB5.1 million in 2020 to RMB11.6 million (US$1.8 million) in 2021, primarily due to the extension of a preferential rate of 15% applicable to some of our PRC subsidiaries as high and new technology enterprises in 2021.

Net loss

As a result of the foregoing, our net loss increased by 44.9% from RMB1,705.2 million in 2020 to RMB2,471.1 million (US$387.8 million) in 2021.

Year ended December 31, 2020 compared to year ended December 31, 2019

Net revenues

Our net revenues increased by 85.2% from RMB3,099.7 million in 2019 to RMB5,740.0 million in 2020, primarily due to the substantial increase in net revenues for last-mile and intra-city delivery services on Dada Now platform, and intra-city delivery services and marketplace services on JDDJ platform.

The net revenues generated from Dada Now increased by 72.0% from RMB1,996.8 million in 2019 to RMB3,434.6 million in 2020, mainly due to the increases in order volume of last-mile and intra-city delivery services in 2020 as compared to 2019. The increase in order volume was primarily due to (i) the increase in order volume of last-mile delivery service to JD Logistics as we strengthened our cooperation with JD Group; and (ii) the increase in order volume of intra-city delivery services to chain merchants.

The net revenues generated from JDDJ increased by 109.0% from RMB1,102.9 million in 2019 to RMB2,305.4 million in 2020, mainly due to (i) the increase in GMV by 107.0% in 2020 and the increase in order volume by 38.8% in 2020 as compared to 2019, and (ii) RMB411.8 million increase in our online marketing services revenue as a result of the increasing promotional activities launched by brand owners. The increase in GMV was primarily due to (i) the increase in active consumers by 69.5% in 2020, and (ii) the increase in average order size by 49.1% from RMB102 in 2019 to RMB153 in 2020. Furthermore, the increase in the number of active consumers was primarily due to our efforts to attract, engage and retain consumers leveraging our marketing and promotion activities, wide selection of products on our platform and improved consumer experience as well as the increase in demand for our services as more consumers shopped daily necessities online, and have cultivated such habits as a result of the COVID-19 epidemic.

Operations and support costs

Our operations and support costs increased by 65.9% from RMB2,845.9 million in 2019 to RMB4,721.3 million in 2020, mainly due to increases in rider cost from RMB2,679.1 million in 2019 to RMB4,148.1 million in 2020 as a result of increasing volume of orders for our last-mile and intra-city delivery services provided to logistics companies, various chain merchants on Dada Now platform and retailers on JDDJ platform. The increase in delivery order volume was primarily because we strengthened cooperation with JD Group and developed more chain merchants and the increase in delivery orders for retailers on JDDJ.

Selling and marketing expenses

Our selling and marketing expenses increased by 30.7% from RMB1,414.5 million in 2019 to RMB1,848.7 million in 2020, mainly due to (i) RMB228.3 million increase in incentive to consumers, (ii) RMB114.2 million increase in advertising and marketing expenses, which was primarily attributable to the increase in referral fees we paid to the staff at retailer stores and third-party promotion service providers for their efforts to attract new consumers to JDDJ platform, and (iii) RMB85.3 million increase in personnel cost in connection with our growing business.

General and administrative expenses

Our general and administrative expenses increased by 77.3% from RMB281.4 million in 2019 to RMB498.8 million in 2020, mainly due to the RMB207.0 million increase in personnel cost as a result of the fulfillment of condition precedent for certain share awards upon our initial public offering in June 2020 and the grants of restricted share units to our directors as well as employees and consultants serving general and administrative function in January 2020.

Research and development expenses

Our research and development expenses increased by 28.5% from RMB333.8 million in 2019 to RMB428.8 million in 2020. The increase was mainly attributable to the increase in research and development personnel cost and cloud server expenses, partially offset by the decrease in depreciation and amortization expenses. The increase in research and development personnel cost was mainly due to (i) the increase of share-based compensation expenses for research and development personnel as a result of the fulfillment of condition precedent for certain share awards upon our initial public offering in June 2020, and (ii) the growth of our research and development team as we continue to strengthen our technological capabilities. The increase in cloud server expenses was mainly due to our rising demand for cloud services in line with our growing business. The decrease in depreciation and amortization expenses was mainly due to the decrease of amortization of intangible assets associated with the acquisition of JDDJ, part of which were fully amortized in January 2020.

Other operating expenses

Our other operating expenses increased by RMB17.5 million from RMB49.7 million in 2019 to RMB67.1 million  in 2020, mainly due to the increase in tax surcharges in line with the increase in VAT in 2020.

Other operating income

Our other operating income decreased by RMB15.1 million from RMB75.9 million in 2019 to RMB60.8 million  in 2020, mainly because of the decrease in tax refunds as less taxes were paid in 2019.

Interest expenses

Our interest expenses changed from nil to RMB11.8 million. The interest expenses incurred were for short-term loans we borrowed in 2020.

Interest income

Our interest income decreased by 22.2% from RMB84.3 million in 2019 to RMB65.6 million in 2020. The decrease was mainly attributable to decreases in the average daily balance of cash and short-term investments denominated in RMB and the interest rate in 2020.

Foreign exchange gain/(loss)

Our foreign exchange loss changed from RMB13.4 million in 2019 to nil in 2020, primarily because we had large amounts of US$-denominated assets held by entities with functional currency of Renminbi in 2019 and the exchange rate of U.S. dollar against Renminbi experienced volatility during the same period.

Income tax benefits

Our income tax benefits decreased by 43.1% from RMB9.0 million in 2019 to RMB5.1 million in 2020, primarily due to decrease in amortization of intangible assets associated with the acquisition of JDDJ, part of which were fully amortized in January 2020.

Net loss

As a result of the foregoing, our net loss increased by 2.1% from RMB1,669.8 million in 2019 to RMB1,705.2 million in 2020.

Critical Accounting Estimates

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

Principles of consolidation

Our consolidated financial statements include the financial statements of our company, our subsidiaries, the VIE and its subsidiaries. All inter-company transactions and balances between our company, our subsidiaries, the VIE and its subsidiaries have been eliminated upon consolidation.

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

Principal v.s. agent

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

Fair value of the options and restricted share units granted to employees and non-employee

In determining the fair value of the stock options, the binomial option pricing model was applied. No share option was granted during the year ended December 31, 2021. The assumptions we adopted to estimate the fair value of share options granted during the years ended December 31, 2019 and 2020 were as follows:

	For the Year Ended December 31,
	2019	2020
Expected volatility	37%~40%	37%~41%
Risk-free interest rate (per annum)	2.4%~3.6%	1.7%~2.3%
Exercise multiples	2.2	2.2
Expected dividend yield	0.00%	0.00%
Fair value of underlying ordinary shares (US$)	2.26~3.87	4.08~5.79
Fair value of share option (US$)	1.59~3.14	3.32~5.03

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

The assumptions we used in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of ordinary shares, including the following factors:

●	our operating and financial performance;

●	current business conditions and projections;
●	our stage of development;
●	the prices, rights, preferences and privileges of our preferred shares relative to our ordinary shares;
●	the likelihood of achieving a liquidity event for the ordinary shares underlying the share-based awards, such as an initial public offering;
●	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and
●	the market performance of industry peers.

The analysis of DCF is based on the projected cash flows using management’s best estimates as of the valuation dates. The determination of fair value requires complex and subjective judgments to be made regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. The major assumptions used in the DCF include:

●	Weighted average cost of capital, or WACC: The discount rates applied in the DCF were based on the WACCs determined after considering factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.
●	Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, seven similar publicly traded companies were selected for reference as our guideline companies.
●	Discount for lack of marketability, or DLOM: option-pricing method was used to estimate the discount for lack of marketability. Under option-pricing method, the cost of put option, which can hedge the price change before the privately held share can be sold, was considered as a basis to determine the lack of marketability discount. This option-pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of liquidity event and estimated volatility of ours shares. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

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

As of December 31, 2021, there were RMB81.5 million (US$12.8 million) of total unrecognized compensation expenses related to option which is expected to be recognized over a weighted-average period of 1.82 years.

As of December 31, 2021, there were RMB648.0 million (US$101.7 million) of unrecognized compensation expenses related to unvested restricted share units issued by us which is expected to be recognized over a weighted-average period of 3.38 years.

The assumptions used in share-based compensation expenses recognition represent our best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2.27 “Recent accounting pronouncements” to our audited consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

We had net cash used in operating activities of RMB1,297.8 million in 2019, RMB1,108.2 million in 2020 and RMB2,657.6 million (US$417.0 million), respectively. Our primary sources of liquidity have been proceeds from preferred share issuance, short-term bank borrowings, our initial public offering in June 2020, and our follow-on public offering in December 2020. As of December 31, 2021, we had RMB512.8 million (US$80.5 million) in cash and cash equivalents, of which approximately 74.8% were held in Renminbi and the remainder was primarily held in U.S. dollars.

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

Our accounts receivable represents primarily the amount receivable from chain merchants for our delivery services, insurance companies for facilitation of enrolling riders in insurance plans and advertising customers for our online marketing services. We receive payment before or concurrently with our provision of services in most cases, except for insurance facilitation services and a limited number of customers for delivery services where we generally allow one month for them to settle after issuance of invoices. As of December 31, 2019, 2020 and 2021, our accounts receivable, net of allowance for doubtful accounts, were RMB38.2 million, RMB403.6 million and RMB352.3 million (US$55.3 million), respectively.

Riders and drivers are entitled to withdraw their delivery remuneration after completion of services. Payable to riders and drivers represents the amount that riders and drivers have not withdrawn from their accounts. As of December 31, 2019, 2020 and 2021, our payable to riders and drivers, were RMB381.3 million, RMB717.5 million and RMB581.0 million (US$91.2 million), respectively.

Our accounts payable represent primarily the amount payable to our suppliers of delivery equipment and historically for merchandise sold through our unmanned retail shelves. As of December 31, 2019, 2020 and 2021, our accounts payable were RMB9.9 million, RMB13.8 million and RMB9.8 million (US$1.5 million), respectively.

Our amount due from related parties represents primarily the amount due from JD Group and Walmart Group arising from our services to them. As of December 31, 2019, 2020 and 2021, our amount due from related parties were RMB308.7 million, RMB646.3 million and RMB840.7 million (US$131.9 million), respectively. The increase from 2019 to 2020 was primarily due to (i) the temporarily adjusted settlement cycle with JD Group, and (ii) increase in volumes of orders from Walmart Group. The increase from 2020 to 2021 was primarily due to the increase in volumes of orders from Walmart Group, partially offset by the new model we adopted in relation to our last-mile delivery services to our major last-mile delivery service customer, JD Logistics, since April 2021. See also “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.”

Although we consolidate the results of the VIE, we only have access to the assets or earnings of the VIE through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

All of our net revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Specially, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to us. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our securities offerings to make loans or capital contributions to our PRC subsidiaries. We expect to invest substantially all of the proceeds from our initial public offering and follow-on offering into our PRC operations within the business scopes of our PRC subsidiaries and the VIE. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans to our PRC subsidiaries and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(1,297,838)	(1,108,207)	(2,657,580)	(417,032)
Net cash used in investing activities	(267,460)	(229,757)	(686,663)	(107,752)
Net cash provided by (used in) financing activities	—	5,891,550	(1,554,505)	(243,936)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(22,575)	(188,664)	(51,457)	(8,075)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(1,587,873)	4,364,922	(4,950,205)	(776,795)
Cash and cash equivalents and restricted cash at the beginning of the period	2,744,006	1,156,133	5,521,055	866,374
Cash and cash equivalents and restricted cash at the end of the period	1,156,133	5,521,055	570,850	89,579

Operating activities

Net cash used in operating activities in 2021 was RMB2,657.6 million (US$417.0 million). The difference between the net loss of RMB2,471.1 million (US$387.8 million) and operating cash outflow RMB2,657.6 million (US$417.0 million) was primarily the result of adding back non-cash expenses items such as share-based compensation of RMB207.9 million (US$32.6 million) and depreciation and amortization of RMB192.6 million (US$30.2 million), partially offset by RMB588.1 million (US$92.3 million) used due to changes in working capital accounts. Depreciation and amortization mainly relates to the amortization of the BCA and NCC arising from our acquisition of JDDJ in 2016. The changes in working capital accounts mainly include (i) RMB194.3 million (US$30.5 million) increase in amount due from related parties, (ii) RMB170.0 million (US$26.7 million) decrease in notes payable, (iii) RMB136.5 million (US$21.4 million) decrease in payable to riders and drivers, and (iv) RMB65.5 million (US$10.3 million) increase in prepayments and other current assets.

The increase in amount due from related parties was primarily due to the increase in volumes of orders from Walmart Group, partially offset by the new model we adopted in relation to our last-mile delivery services to our major last-mile delivery service customer, JD Logistics, since April 2021. The decrease in notes payable was due to the increased amount of the settlement made. The decrease in payable to riders and drivers was primarily due to the new model we adopted in relation to our lase-mile delivery services. The increase in prepayments and other current assets was primarily due to increases in funds receivable from payment channels and VAT receivable.

Net cash used in operating activities in 2020 was RMB1,108.2 million. The difference between the net loss of RMB1,705.2 million and operating cash outflow RMB1,108.2 million was primarily the result of adding back non-cash expenses items such as depreciation and amortization of RMB201.3 million and share-based compensation of RMB360.1 million, partially offset by additional cash of RMB35.1 million used due to changes in working capital accounts. Depreciation and amortization mainly relates to the amortization of the BCA and NCC arising from our acquisition of JDDJ in 2016. The changes in working capital accounts mainly include (i) RMB365.4 million increase in accounts receivables, (ii) RMB337.7 million increase in amount due from related parties, (iii) RMB85.0 million  increase in prepayments and other current assets, and (iv) RMB29.9 million  decrease in amount due to related parties, partially offset by (i) RMB357.8 million increase in accrued expenses and other current liabilities, (ii) RMB336.2 million increase in payable to riders and drivers, and (iii) RMB170.0 increase in notes payable.

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

Investing activities

Net cash used in investing activities in 2021 was RMB686.7 million (US$107.8 million), consisting primarily of net cash used in purchase of wealth management product, net cash lent to certain third party company in connection with the adoption of the new model in relation to our last-mile delivery services to our major last-mile delivery service customer, and cash paid for purchase of property, equipment and intangible assets.

Net cash used in investing activities in 2020 was RMB229.8 million, consisting primarily of cash paid for purchase of long-term time deposits and property, equipment and intangible assets, partially offset by net cash from disposal of wealth management product.

Net cash used in investing activities in 2019 was RMB267.5 million, consisting primarily of net cash used in purchase of wealth management product and cash paid for purchase of property, equipment and intangible assets.

Financing activities

Net cash used in financing activities in 2021 was RMB1,554.5 million (US$243.9 million), consisting primarily of payment for share repurchases and repayment of short-term bank borrowings.

Net cash provided by financing activities in 2020 was RMB5,891.6 million, consisting primarily of proceeds from our initial public offering in June 2020, follow-on public offering in December 2020 and short-term bank borrowings.

Net cash provided by financing activities in 2019 was nil.

Material cash requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, operating lease commitments, and short-term debt obligations.

Our capital expenditures are primarily incurred for purchases of property, equipment and intangible assets. Our capital expenditures were RMB31.8 million in 2019, RMB23.9 million in 2020 and RMB16.9 million (US$2.6 million) in 2021. Purchases of property and equipment, which primarily consist of computer equipment, office facilities, vehicles, software, and leasehold improvement, accounted for 53.3%, 97.7% and 96.5% of our total capital expenditures in 2019, 2020 and 2021, respectively. Purchases of intangible assets, which primarily consist of trademark and domain name, accounted for 46.7%, 2.3% and 3.5% of our total capital expenditures in 2019, 2020 and 2021, respectively.

Our operating lease commitments consist of the commitments under the lease agreements for our office premises and other facilities. Payment due by December 31, 2021 for our operating lease commitments amounted to RMB49.9 million (US$7.8 million).

Our short-term debt obligations consist of the principal amount and cash interests in connection with short-term bank loans. In 2020, we borrowed short-term loans with a total amount of RMB600.0 million, which were repaid in 2021. In 2021, we borrowed short-term loans with a total amount of RMB100.0 million (US$15.7 million) and the annualized interest rate is 2.75%. The interest expense we incurred for the abovementioned loans in 2021 amounted to RMB13.8 million (US$2.2 million).

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Holding Company Structure

Our Company, Dada Nexus Limited, is a holding company with no material operations of its own. We conduct our operations primarily through our WFOEs and VIE. As a result, Dada Nexus Limited’s ability to pay dividends depends upon dividends paid by our WFOEs.

If our WFOEs or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOEs are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOEs and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2021, as our WFOEs, all other PRC subsidiaries, the VIE and the subsidiaries of the VIE are all in an accumulated loss position, no statutory reserve was appropriated. Our WFOEs have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

C.Research and Development

See “Item 4. Information on the Company—B. Business Overview—Our Technology Capabilities and Empowerment,” “Item 4. Information on the Company—B. Business Overview— Our Technology Infrastructure and Team” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating And Financial Review And Prospects—Critical Accounting Policies.”

E.	Safe Harbor

See “Forward-Looking Information” on page 3 of this annual report.

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Philip Jiaqi Kuai	39	Chairman of the Board of Directors and Chief Executive Officer
Jun Yang	44	Chief Technology Officer
Lei Xu	47	Director
Yui Yu	39	Director
Sandy Ran Xu	45	Director
Christina Xiaojing Zhu	49	Director
Bonnie Yi Zhang	48	Independent Director
Baohong Sun	53	Independent Director
Beck Zhaoming Chen	39	Chief Financial Officer

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

Mr. Jun Yang is our co-founder, and has served as our chief technology officer since our inception. Mr. Yang is responsible for our technology, products, data, and corporate strategies. Mr. Yang also our director from June 2020 to February 2022. Prior to joining us, Mr. Yang worked as the head of growth engineering team at Square, a NYSE-listed company, from 2014 to 2015, where he was responsible for user growth strategy and implementation. Prior to that, he worked as an engineering manager at Facebook, a Nasdaq-listed company, from 2010 to 2014, where he was responsible for user growth and ads optimization, and worked as an engineer at Google, a Nasdaq-listed company, from 2008 to 2009. Mr. Yang received a bachelor’s degree in computer science from Zhejiang University, and a master’s degree and a doctoral degree in computer science from Carnegie Mellon University.

Mr. Lei Xu has served our director since June 2020. Mr. Xu is chief executive officer and executive director of JD.com, responsible for leading daily operation of JD.com. Mr. Xu served as a marketing consultant for JD.com in May 2007, and joined JD.com in January 2009. Prior to his current role, Mr. Xu held various senior roles in JD.com, including head of marketing department, head of JD Wireless, chief marketing officer of JD.com and CEO of JD Retail. Mr. Xu led the establishment of JD’s marketing and public relations system, the mobile products’ R&D system as well as the platform operation system, and propelled JD’s mobile-based strategic transformation. Mr. Xu also led the launch of JD 618 Grand Promotion and drove the opening-up of JD’s supply chain capabilities to empower the society at large. During his tenure as CEO of JD Retail, Mr. Xu has established the business philosophy of “trust-based and customer-centric value creation” and led the visionary moves on development of supply chain middle platform and omni-channel strategy, which accelerated JD’s climbing on second curve of growth. Mr. Xu was among “50 Most Influential Business Leaders in China” in two consecutive years named by FORTUNE China. Mr. Xu also serves as a director of TD Health and ATRenew Inc., a NYSE listed company and Yonghui Superstores Co., Ltd. Mr. Xu was conferred China’s professional title as Senior Economist (Enterprise Management) in 2019 and holds an EMBA degree from China Europe International Business School.

Mr. Yui Yu has served as our director since January 2021. Mr. Yu is an executive Director and the chief executive officer of JD Logistics. Mr. Yu is responsible for JD Logistics’ overall strategic planning and business direction. He has held multiple executive positions within JD Group including its retail and logistics businesses. In particular, Mr. Yu has extensive experience in operations and management in the logistics industry. He served as head of JD Logistics’ Central China department and JD Logistics’ East China logistics department from January 2011 to October 2012 and from October 2012 to May 2015, respectively, where he helped to establish JD Logistics’ operations across China. Mr. Yu then served as the CEO of Yihaodian from June 2016 to March 2018 before serving as head of JD Group’s customer experience and service department from March 2018 to February 2019. He was also chief human resources officer of JD Group from February 2019 to December 2020. Mr. Yu received his bachelor of laws from China University of Political Science and Law in July 2005 and an EMBA from China Europe International Business School in June 2017.

Ms. Sandy Ran Xu has served as our director since November 2019. Ms. Xu currently serves as chief financial officer of JD.com. Prior to joining JD.com in July 2018, Ms. Xu was an audit partner with nearly 20 years’ experience at PricewaterhouseCoopers in its Beijing and San Jose offices. Ms. Xu received a bachelor’s degree with double majors in information science and economics from Peking University. Ms. Xu was a Certified Public Accountant in both China and the United States. Ms. Xu also serves as a director of JD Digits, JD Health and JD Logistics.

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

Ms. Bonnie Yi Zhang has served as our director since June 2020. Ms. Zhang is the chief financial officer of Sina Corporation, a leading online media company in China. From March 2014 to March 2015, Ms. Zhang served as the chief financial officer of Weibo Corporation, a Nasdaq-listed social media platform in China and one of Sina Corporation’s subsidiaries. Before joining Weibo, Ms. Zhang was the chief financial officer of AdChina Ltd., an integrated internet advertising platform in China, from May 2011 to February 2014. Prior to that, Ms. Zhang was an audit partner of Deloitte Touche Tohmatsu based in Shanghai, with a focus on serving Chinese companies making initial public offerings in the United States and Chinese companies listed in the United States, from October 2007 to April 2011. Ms. Zhang served as a senior manager in the National Office SEC Services group of Deloitte & Touche, LLP from May 2005 to August 2007, where she was responsible for pre-issuance reviews of securities offering documents and periodic reports to be filed with the SEC with a focus on foreign private issuers. Ms. Zhang has served as an independent director of Yatsen Holding Limited, a NYSE listed company since November 2020. Ms. Zhang has also served as an independent director of TuSimple Holdings Inc., a Nasdaq listed autonomous driving company since April 2021. Ms. Zhang received a bachelor’s degree in business administration from McDaniel College. Ms. Zhang is a certified public accountant in the State of Maryland and is a member of the American Institution of Certified Public Accountants.

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

Compensation of Directors and Executive Officers

In 2021, we paid an aggregate of RMB7.0 million (US$1.1 million) in cash to our executive officers, and we paid cash compensation to our non-executive directors of US$100 thousand. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, maternity insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2015 Equity Incentive Plan

In 2015, our shareholders and board of directors approved the 2015 Equity Incentive Plan, as amended and restated, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. As of March 31, 2022, the maximum aggregate number of ordinary shares that may be issued under the 2015 Plan is 61,605,996 ordinary shares. As of March 31, 2022, 59,912,885 ordinary shares have been issued upon exercise of options and vesting of other share awards, options to purchase a total of 40,538,372 ordinary shares and 19,374,513 restricted share units are outstanding under the 2015 Plan.

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

2020 Share Incentive Plan

In May 2020, our shareholders and board of directors approved the 2020 Share Incentive Plan, as amended and restated, which we refer to as the 2020 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 45,765,386 ordinary shares, plus an annual increase on the first day of each year during the ten-year term of the 2020 Plan commencing with the year beginning January 1, 2021, by an amount equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding year. As of March 31, 2022, options to purchase a total of 1,370,484 ordinary shares and 18,813,520 restricted share units are outstanding under the 2020 Plan.

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

The following table summarizes, as of March 31, 2022, the number of ordinary shares underlying outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers.

Ordinary Shares
	Underlying Options and	Exercise Price		Date of
Name	Restricted Share Units	(US$/Share)	Date of Grant	Expiration
Philip Jiaqi Kuai	*	Nominal	February 13, 2015	February 13, 2025
	*(1)	N/A	January 20, 2020	—
Jun Yang	*(1)	N/A	January 20, 2020	—
Beck Zhaoming Chen	*(1)	N/A	December 4, 2018	—
	*(1)	N/A	January 20, 2020	—
Bonnie Yi Zhang	*(1)	N/A	June 5, 2020	—
Baohong Sun	*(1)	N/A	June 5, 2020	—
All directors and executive officers as a group	17,080,460

Notes:

*     Less than 1% of our total ordinary shares issued and outstanding as of March 31, 2022.

(1)	Represents restricted share units.

As of March 31, 2022, our employees and consultant other than members of our directors and officers as a group held options to purchase 36,593,824 ordinary shares, with exercise prices ranging from nominal price per share to US$0.80 per share, and 18,813,520 restricted share units.

C.	Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairperson of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

Audit committee. Our audit committee consists of Bonnie Yi Zhang and Baohong Sun. Bonnie Yi Zhang is the chairperson of our audit committee. We have determined that Bonnie Yi Zhang and Baohong Sun satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that Bonnie Yi Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation committee. Our compensation committee consists of Bonnie Yi Zhang, Baohong Sun and Sandy Ran Xu. Bonnie Yi Zhang is the chairperson of our compensation committee. We have determined that Bonnie Yi Zhang and Baohong Sun satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and corporate governance committee. Our nominating and corporate governance committee consists of Baohong Sun, Bonnie Yi Zhang and Sandy Ran Xu. Baohong Sun is the chairperson of our nominating and corporate governance committee. We have determined that Baohong Sun and Bonnie Yi Zhang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

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

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	4	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Enforceability of Civil Liabilities

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been informed by our Cayman Islands legal counsel that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. We have also been advised by our Cayman Islands legal counsel that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

D.	Employees

We had a total of 2,232, 2,440 and 3,132 employees as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth a breakdown of our employees as of December 31, 2021, by function:

Function	Number
Business operations and sales & marketing	1,921
Customer care	124
Research and development	918
General and administrative	169
Total:	3,132

As of December 31, 2021, we had 1,062 employees in Shanghai, China, and the rest based in Beijing and other cities in China.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of March 31, 2022 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 1,041,107,850 ordinary shares issued and outstanding as of March 31, 2021 (excluding 12,327,513 ordinary shares comprising of (i) ordinary shares issued to trust and reserved for future exercise of certain granted share options under the 2015 Plan, (ii) ordinary shares issued to the depositary for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under the 2015 Plan, and (iii) ordinary shares in the form of ADSs held in treasury).

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

	Ordinary Shares
	Beneficially Owned
	Number	%
Directors and Executive Officers**:
Philip Jiaqi Kuai(1)	72,999,169	7.0%
Jun Yang(2)	13,241,335	1.3%
Lei Xu	—	—
Yui Yu	—	—
Sandy Ran Xu	—	—
Christina Xiaojing Zhu	—	—
Bonnie Yi Zhang	*	*
Baohong Sun	*	*
Beck Zhaoming Chen	*	*
All Directors and Executive Officers as a Group	89,565,504	8.5%
Principal Shareholders:
JD Group Entities(3)	543,315,362	52.2%
Walmart Entities(4)	94,981,280	9.1%
Pleasant Lake Limited(1)	67,465,585	6.5%

Notes:

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of March 31, 2022.
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

(1)	Represents (i) 7,533,584 ordinary shares that Mr. Philip Jiaqi Kuai has the right to acquire within 60 days, (ii) 65,465,585 ordinary shares directly held by Pleasant Lake Limited, and (iii) 500,000 ADSs held by Mr. Philip Jiaqi Kuai. Pleasant Lake Limited is a British Virgin Islands company wholly owned by Mr. Philip Jiaqi Kuai. The registered address of Pleasant Lake Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(2)	Represents 403,256 ordinary shares that Mr. Jun Yang has the right to acquire within 60 days and 12,838,079 ordinary shares held by High Altitude Limited, a British Virgin Islands company. High Altitude Limited is wholly owned by Mr. Jun Yang. The registered address of High Altitude Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(3)	Represents (i) 524,707,814 ordinary shares held by JD Sunflower Investment Limited and (ii) 18,607,548 ordinary shares represented by 4,651,887 ADSs held by Windcreek Limited. JD Sunflower Investment Limited and Windcreek Limited are both British Virgin Islands companies wholly owned by JD.com Investment Limited, which is in turn wholly owned by JD.com, Inc. Information regarding beneficial ownership is reported as of February 22, 2020, based on the information contained in the Schedule 13D jointly filed by JD.com, Inc. and others with SEC on March 4, 2022. The registered address of JD Sunflower Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of each of JD Sunflower Investment Limited, Windcreek Limited is and JD.com Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Represents (i) 87,481,280 ordinary shares and (ii) 7,500,000 ordinary shares represented by 1,875,000 ADSs held by Azure Holdings S.a.r.l., a company incorporated in Grand Duchy of Luxembourg. Azure Holdings S.a.r.l. is wholly owned by Walmart Group. The registered address of Azure Holdings S.a.r.l. is 46A, Avenue J.F. Kennedy, L-1855 Grand Duchy of Luxembourg.

To our knowledge, as of March 31, 2022, an aggregate of 381,240,442 of our ordinary shares are held by record holders in the United States (including an aggregate of 381,240,440 ordinary shares held by JPMorgan Chase Bank, N.A., the depositary of our ADS program). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. As of March 31, 2022, 87,481,280 ordinary shares are held by Azure Holdings S.a.r.l., which is wholly owned by Walmart Group, a U.S.-based corporation listed on the NYSE. See note (4) to the table above.

In March 2021, JD Group, through its subsidiary, entered into a share subscription agreement with us, which was amended in February 2022. Pursuant to the terms of the share subscription agreement, Dada issued an aggregate of 109,215,017 new ordinary shares to JD Group in consideration of a combination of US$546 million in cash and strategic resources offered by JD Group. The closing of the transaction took place on February 28, 2022. Immediately upon closing, JD Group held approximately 52% of Dada’s issued and outstanding shares. Other than that, ]we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.Major Shareholders and Related Party Transactions

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

Amount due from an executive officer. We had historically extended a loan for personal use to Mr. Jun Yang, our co-founder and chief technology officer. Mr. Yang fully repaid this loan in December 2019.

Transactions with JD Group. JD Group is our controlling shareholder and one of our strategic investors. As of December 31, 2019, 2020 and 2021, we had amounts due from JD Group of RMB236.2 million, RMB562.2 million and RMB424.4 million (US$66.6 million), respectively, representing various delivery services and promotion services we provided to JD Group, which amounted to RMB1,564.4 million, RMB2,214.3 million and RMB951.3 million (US$149.3 million) for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2019, 2020 and 2021, we had amounts due to JD Group of RMB19.4 million, RMB26.5 million and RMB43.0 million (US$6.8 million), respectively, representing certain operational support services and goods provided by JD Group to us and the cash we collected from consumers on behalf of JD.com upon merchandise delivery. Such operational support service fee was RMB25.4 million, RMB79.0 million and RMB265.6 million (US$41.7 million) for the years ended December 31, 2019, 2020 and 2021, respectively. The total purchase amounts of goods from JD Group was RMB47.2 million, RMB46.4 million and RMB44.9 million (US$7.0 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

In March 2021, JD Group, through its subsidiary, entered into a share subscription agreement with us, which was amended in February 2022. Pursuant to the terms of the share subscription agreement, Dada issued an aggregate of 109,215,017 new ordinary shares to JD Group in consideration of a combination of US$546 million in cash and strategic resources offered by JD Group. The closing of the transaction took place on February 28, 2022. Immediately upon closing, JD Group held approximately 52% of Dada’s issued and outstanding shares.

Transactions with Walmart Group. Walmart Group is one of our strategic investors and became a related party of ours in August 2018. As of December 31, 2019, 2020 and 2021, we had amounts due from Walmart Group of RMB72.5 million, RMB84.1 million and RMB416.3 million (US$65.3 million), respectively, representing the intra-city delivery services and JDDJ marketplace services we provided to Walmart Group. The total services we provided to Walmart Group amounted to RMB403.3 million, RMB794.7 million and RMB1,387.7 million (US$217.8 million) for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2019, 2020 and 2021, we had amounts due to Walmart Group of RMB63.5 million, RMB26.4 million and RMB28.7 million (US$4.5 million), respectively, representing the cash we collected from consumers on behalf of Walmart Group when performing JDDJ marketplace services to Walmart Group.

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

Item 8.Financial Information

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

Dada is a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distributions.”

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

Item 9.The Offer and Listing

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

Item 10.Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as Nasdaq Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Anti-takeover provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and may register as a segregated portfolio company.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Dada Nexus Limited is not a PRC resident enterprise for PRC tax purposes. Dada Nexus Limited is a company incorporated outside of the PRC and is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Dada Nexus Limited meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Dada Nexus Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaties or under applicable tax arrangements between jurisdictions. It is also unclear whether non-PRC shareholders of Dada Nexus Limited would be able to claim the benefits of any tax treaties between their jurisdiction of tax residence and the PRC in the event that Dada Nexus Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Dada Nexus Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under Bulletin 7 and Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and Bulletin 37, and we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) and holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Although the law in this regard is not entirely clear, we treat the VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its result of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the value of our market capitalization. Among other matters, if our market capitalization subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. The ADSs are listed on the Nasdaq Global Select Market. Our ADSs are readily tradable on the Nasdaq Global Select market, but there can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

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

Sale or other disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive foreign investment company rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and any of our subsidiaries, the VIE or any of the subsidiaries of the VIE entity is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or any of the subsidiaries of the VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations.  For those purposes, our ADSs, but not our ordinary shares, are traded on the Nasdaq Global Select market, which is a qualified exchange. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Not applicable.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

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

Item 12.Description of Securities Other than Equity Securities

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

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
●	a fee of U.S.$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;
●	an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2021, we have not received any reimbursement from the depositary.

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

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

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

For the period from June 4, 2020, the date that the registration statement was declared effective by the SEC, to December 31, 2021, we have used up all of the net proceeds from our initial public offering. There is no material change in the use of proceeds as described in the registration statement.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective as of December 31, 2021 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria established within the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2021, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2021, has also audited the effectiveness of internal control over financial reporting as of December 31, 2021.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-4 of this annual report on Form 20-F.

Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to our lack of detailed accounting policies in certain areas and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. To remedy identified material weaknesses, we have implemented several measures, including:

●	establishing an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements;
●	formulating internal accounting and internal control guidance on U.S. GAAP and SEC financial reporting requirements.

As the result of these measures, the material weakness in our internal control over financial reporting identified had been fully remedied as of December 31, 2021.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Bonnie Yi Zhang, a member of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

Item 16B.Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in May 2020. We have posted a copy of our code of business conduct and ethics on our website at ir.imdada.cn.

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	2020		2021
Audit fees(1)	US$	1,800,000	US$	1,350,000
All other fees(2)	US$	21,000	US$	—
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2020 and 2021, the audit refers to financial audit.
(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax services, permissible services to review and comment on internal control design over financial reporting and other advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On June 7, 2021, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$150 million during the 12-month period thereafter. We had purchased an aggregate of 7,024,891 ADSs for US$150 million on the open market under this program, at a weighted average price of US$21.35 per ADS, including repurchase commissions.

The following table sets forth some information about our repurchases during the periods presented.

			(c) Total Number of	(d) Maximum Dollar
			ADSs Purchased as	Value of ADSs that
			Part of Publicly	May Yet be
	(a) Total Number of	(b) Average Price	Announced Plans or	Purchased Under the
Period	ADSs Purchased	Paid per ADS (US$)	Programs	Plans or Programs
June 1 – June 30, 2021	—	—	—	150,000,000
July 1 – July 31, 2021	934,183	22.48	934,183	128,995,285
August 1 – August 31, 2021	2,475,488	21.15	3,409,671	76,646,653
September 1 – September 30, 2021	1,673,187	21.00	5,082,858	41,508,905
October 1 – October 31, 2021	1,052,092	20.97	6,134,950	19,444,424
November 1 – November 30, 2021	814,600	22.16	6,949,550	1,389,387
December 1 – December 31, 2021	75,341	18.44	7,024,891	—
Total	7,024,891	N/A	N/A	N/A

Item 16F.Change in Registrant’s Certifying Accountant

In February 2019, we dismissed PwC as our independent auditor, the details of which were previously reported in the registration statement on Form F-1 (File No. 333-238193), initially filed with the Securities and Exchange Commission on May 12, 2020.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. We have elected to rely on home country practice exemption from the "independence" requirements of Rules 5605, which provide that a majority of the board of directors must be comprised of independent directors, audit committees must be comprised only of three or more independent directors, compensation committees must be comprised only of two or more independent directors, and nominations committee must be comprised solely of independent directors. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying our home country practices.

In addition, we opt to follow home country practice with respect to the frequency of holding annual general meeting of shareholders. Nasdaq Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer's fiscal year-end. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2021. We may, however, hold annual shareholders meetings in the future.

If we continue to rely on home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors— Risks Related to Our ADSs— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

We also rely on exemptions afforded to controlled companies. We are a "controlled company" as defined under the Nasdaq Stock Market Rules because JD Group beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and currently rely, on certain exemptions from corporate governance rules, including: an exemption from the rule that a majority of our board of directors must be independent directors; an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and an exemption from the rule that our director nominees must be selected or recommended solely by independent directors. A majority of the members of our board of directors are not independent directors. Not all members of our compensation committee or nominating and corporate governance committee are independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of Dada Nexus Limited, its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

Item 19.Exhibits

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

2.5	Description of Securities (incorporated hereby reference to Exhibit 2.5 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 31, 2021)
4.1

Amended and Restated 2015 Equity Incentive Plan (incorporated hereby reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.2

2020 Share Incentive Plan (incorporated hereby reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated hereby reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated hereby reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.5

Executed form of the Share Pledge Agreement by and among Dada Glory Network Technology (Shanghai) Co., Ltd., Shanghai Qusheng Internet Technology Co., Ltd., and each shareholder of Shanghai Qusheng Internet Technology Co., Ltd., dated November 20, 2020, and a schedule of all executed Share Pledge Agreements adopting the same form

4.6

Executed form of the Exclusive Option Agreement, by and among Dada Glory Network Technology (Shanghai) Co., Ltd., Shanghai Qusheng Internet Technology Co., Ltd. and each shareholder of Shanghai Qusheng Internet Technology Co., Ltd., dated November 20, 2020, and a schedule of all executed Exclusive Option Agreements adopting the same form

4.7

Exclusive Business Cooperation Agreement, by and between Dada Glory Network Technology (Shanghai) Co., Ltd. and Shanghai Qusheng Internet Technology Co., Ltd., dated November 14, 2014 (incorporated hereby reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.8

Executed form of the Power of Attorney, from each shareholder of Shanghai Qusheng Internet Technology Co., Ltd. to Dada Glory Network Technology (Shanghai) Co., Ltd., dated November 20, 2020, and a schedule of all executed Power of Attorney adopting the same form

4.9

English translation of Business Cooperation Agreement, by and between JD.com, Inc. and Dada Nexus Limited, dated April 26, 2016 (incorporated hereby reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.10

Amended and Restated Business Cooperation Agreement, by and between Walmart (China) Investment Co., Ltd. and Dada Nexus Limited, dated August 8, 2018 (incorporated hereby reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.11

Share Subscription Agreement between Dada Nexus Limited and Sunflower Investment Limited, dated March 22, 2021 (incorporated hereby reference to Exhibit 4.11 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 31, 2021)

4.12

Amendment to Share Subscription Agreement between Dada Nexus Limited and Sunflower Investment Limited, dated February 25, 2022 (incorporated hereby reference to Exhibit 99.3 to Schedule 13D jointly filed by JD.com, Inc. and others with the Securities and Exchange Commission on March 4, 2022)

4.13

English translation of Business Cooperation Agreement, by and between JD.com, Inc. and Dada Nexus Limited, dated February 28, 2022 (incorporated hereby reference to Exhibit 99.4 to Schedule 13D jointly filed by JD.com, Inc. and others with the Securities and Exchange Commission on March 4, 2022)

8.1*	List of Significant Subsidiaries and VIE of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of Maples and Calder (Hong Kong) LLP
101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dada Nexus Limited

	By:	/s/ Philip Jiaqi Kuai
		Name:	Philip Jiaqi Kuai
		Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 28, 2022

DADA NEXUS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Dada Nexus Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dada Nexus Limited and its subsidiaries (the "Company") as of December 31, 2020 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ (deficit) equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes and the schedule included in Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2022, expressed an unqualified opinion on the Company's internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into U.S.dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside the People’s  Republic of China.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenues— Refer to Notes 2.15 to the financial statements

Critical Audit Matter Description

The Company fulfills the delivery needs of business customers on Dada Now by utilizing the Company's network of registered riders. The Company has determined that it acts as the principal in certain delivery transactions as the Company is primarily responsible for the delivery of merchandise and has the ability to control the related services. The Company recognized 1,681 million of revenue for such transactions in the consolidated financial statement for the years ended December 31, 2021.

We identified the principal-versus-agent determination for revenue recognition of on-demand delivery services as a critical audit matter because it involved significant judgments made by management and performing audit procedures to evaluate the Company's determination required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

●	We tested the effectiveness of the Company's review control over service contracts that assesses the presence of distinct performance obligations and the determination as to whether the Company should recognize revenue as the principal or an agent for such performance obligations based on the contractual terms and conditions with customers.
●	We tested the determination of principle versus agent for revenue recognition through performing audit confirmation procedures on contract terms for selected customers. For those customers who did not respond, we performed interview with them to evaluate whether the Company’s understanding of the contract terms are consistent with the customers.
●	We tested revenue recognition through performing test of details on selected delivery orders by tracing the selected samples to supporting documentation such as signed contracts, invoices, and delivery evidence to evaluate whether the revenue was properly recorded.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 28, 2022

We have served as the Company’s auditor since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Dada Nexus Limited:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Dada Nexus Limited and its subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 28, 2022, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers outside the People's Republic of China.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People's Republic of China

April 28, 2022

DADA NEXUS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 and 2021

(Amounts in thousands, except share data and otherwise noted)

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$
				(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		5,461,264	512,830	80,474
Restricted cash		59,791	58,020	9,105
Short-term investments	4	770,000	1,193,909	187,350
Accounts receivable, net of allowance for credit losses of nil as of December 31,2020 and 2021		403,584	352,324	55,288
Inventories, net		5,410	6,344	996
Amount due from related parties	16	646,341	840,667	131,919
Prepayments and other current assets	5	175,592	479,017	75,168
Total current assets		7,521,982	3,443,111	540,300
Property and equipment, net	6	39,640	37,555	5,893
Goodwill		957,605	957,605	150,269
Intangible assets, net	7	507,964	332,317	52,148
Operating lease right-of-use assets	8	107,120	76,811	12,053
Long-term time deposits		400,000	400,000	62,769
Other non-current assets		12,715	33,181	5,207
Total non-current assets		2,025,044	1,837,469	288,339
TOTAL ASSETS		9,547,026	5,280,580	828,639
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to the Company. See Note 2.2):
Short-term loan	9	600,000	100,000	15,692
Accounts payable		13,846	9,800	1,538
Notes payable		170,000	—	—
Payable to riders and drivers		717,496	580,983	91,169
Amount due to related parties	16	52,918	71,760	11,261
Accrued expenses and other current liabilities	10	814,991	620,406	97,355
Operating lease liabilities		41,737	35,759	5,611
Total current liabilities		2,410,988	1,418,708	222,626
Deferred tax liabilities	14	38,558	27,000	4,237
Non-current operating lease liabilities		69,525	46,243	7,257
Total non-current liabilities		108,083	73,243	11,494
TOTAL LIABILITIES		2,519,071	1,491,951	234,120
Commitments and contingencies	18

DADA NEXUS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2020 and 2021

(Amounts in thousands, except share data and otherwise noted)

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$
				(Note 2)
SHAREHOLDERS' EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000 and 2,000,000,000 shares authorized, 941,450,185 and 955,876,116 shares issued, 941,450,185 and 927,776,552 shares outstanding as of December 31, 2020 and 2021, respectively)	12	639	633	99
Additional paid-in capital		16,442,721	15,714,015	2,465,872
Accumulated deficit		(9,345,102)	(11,816,229)	(1,854,224)
Accumulated other comprehensive loss		(70,303)	(109,790)	(17,228)
TOTAL SHAREHOLDERS' EQUITY		7,027,955	3,788,629	594,519
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		9,547,026	5,280,580	828,639

The accompanying notes are an integral part of these consolidated financial statements

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except share and per share data and otherwise noted)

		Years ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	US$
					(Note 2)
Net revenues (including related party revenues of RMB1,967,723, RMB3,008,947 and RMB2,339,013 for the years ended December 31, 2019, 2020 and 2021, respectively)		3,099,698	5,739,989	6,866,262	1,077,466
Costs and expenses
Operations and support		(2,845,872)	(4,721,311)	(5,139,102)	(806,437)
Selling and marketing		(1,414,540)	(1,848,730)	(3,427,909)	(537,914)
General and administrative		(281,376)	(498,826)	(400,397)	(62,831)
Research and development		(333,844)	(428,849)	(573,949)	(90,065)
Other operating expenses		(49,669)	(67,137)	(60,326)	(9,467)
Total costs and expenses		(4,925,301)	(7,564,853)	(9,601,683)	(1,506,714)
Other operating income		75,884	60,779	156,714	24,592
Loss from operations		(1,749,719)	(1,764,085)	(2,578,707)	(404,656)
Other income (expenses)
Interest income		84,276	65,596	110,954	17,411
Interest expenses		—	(11,830)	(13,806)	(2,166)
Foreign exchange loss		(13,370)	—	(1,126)	(177)
Total other income		70,906	53,766	96,022	15,068
Loss before income tax benefits		(1,678,813)	(1,710,319)	(2,482,685)	(389,588)
Income tax benefits	14	9,032	5,143	11,558	1,814
Net loss		(1,669,781)	(1,705,176)	(2,471,127)	(387,774)
Accretion of convertible redeemable preferred shares		(795,015)	(375,649)	—	—
Net loss available to ordinary shareholders of Dada Nexus Limited		(2,464,796)	(2,080,825)	(2,471,127)	(387,774)
Net loss per ordinary share:
Basic and diluted	13	(6.80)	(3.12)	(2.60)	(0.41)
Weighted average shares used in calculating net loss per ordinary share:
Basic and diluted		362,644,898	667,844,843	950,697,557	950,697,557
Net loss		(1,669,781)	(1,705,176)	(2,471,127)	(387,774)
Other comprehensive loss
Foreign currency translation adjustments, net of tax of nil		(446)	(209,963)	(39,487)	(6,196)
Total comprehensive loss		(1,670,227)	(1,915,139)	(2,510,614)	(393,970)

The accompanying notes are an integral part of these consolidated financial statements

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except share data and otherwise noted)

							Accumulated
				Additional			other	Total
				paid-in	Subscription	Accumulated	comprehensive	shareholders'
		Ordinary shares		capital	receivables	deficit	Income (loss)	(deficit) equity
		Numbers
	Note	of Shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019		362,197,963	232	1,052,954	(35)	(5,970,145)	140,106	(4,776,888)
Issuance of ordinary shares for vested restricted share units	12	7,092,666	5	(5)	—	—	—	—
Share-based compensation	11	—	—	51,168	—	—	—	51,168
Net loss		—	—	—	—	(1,669,781)	—	(1,669,781)
Accretion of convertible redeemable preferred shares		—	—	(795,015)	—	—	—	(795,015)
Foreign currency translation adjustments		—	—	—	—	—	(446)	(446)
Balance as of December 31, 2019		369,290,629	237	309,102	(35)	(7,639,926)	139,660	(7,190,962)
Issuance of ordinary shares for public offerings, net of issuance costs of RMB 39,316	12	125,491,548	87	5,173,926	—	—	—	5,174,013
Conversion of preferred shares upon completion of initial public offering (“IPO”)		439,646,388	311	10,968,364	—	—	—	10,968,675
Share issued for exercise of stock options and vest of restricted share units	11	7,021,620	4	6,900	—	—	—	6,904
Collection of subscription receivable		—	—	—	35	—	—	35
Share-based compensation	11	—	—	360,078	—	—	—	360,078
Net loss		—	—	—	—	(1,705,176)	—	(1,705,176)
Accretion of convertible redeemable preferred shares		—	—	(375,649)	—	—	—	(375,649)
Foreign currency translation adjustments		—	—	—	—	—	(209,963)	(209,963)
Balance as of December 31, 2020		941,450,185	639	16,442,721	—	(9,345,102)	(70,303)	7,027,955
Share issued for exercise of stock options and vest of restricted share units	11	14,425,931	12	31,742	—	—	—	31,754
Repurchase of ordinary shares	12	(28,099,564)	(18)	(968,391)	—	—	—	(968,409)
Share-based compensation	11	—	—	207,943	—	—	—	207,943
Net loss		—	—	—	—	(2,471,127)	—	(2,471,127)
Foreign currency translation adjustments		—	—	—	—	—	(39,487)	(39,487)
Balance as of December 31, 2021		927,776,552	633	15,714,015	—	(11,816,229)	(109,790)	3,788,629

The accompanying notes are an integral part of these consolidated financial statements.

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands and otherwise noted)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net loss	(1,669,781)	(1,705,176)	(2,471,127)	(387,774)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	215,664	201,272	192,567	30,218
Share-based compensation	51,168	360,078	207,943	32,631
Loss (gain) from disposal of property and equipment	(1,442)	82	(133)	(20)
Valuation allowance for inventories	—	413	176	28
Foreign exchange loss	13,370	—	1,126	177
Reversal for doubtful accounts	(316)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(7,574)	(365,350)	51,260	8,044
Inventories, net	4,001	(1,937)	(1,561)	(245)
Amount due from related parties	(149,319)	(337,659)	(194,326)	(30,494)
Prepayments and other current assets	(3,261)	(84,995)	(65,491)	(10,277)
Operating lease right-of-use assets	—	17,890	30,309	4,756
Other non-current assets	187	(6,785)	(20,467)	(3,212)
Accounts payable	1,262	3,922	(4,046)	(635)
Notes payable	—	170,000	(170,000)	(26,677)
Amount due to related parties	28,498	(29,882)	18,842	2,957
Payable to riders and drivers	101,244	336,155	(136,513)	(21,422)
Accrued expenses and other current liabilities	127,493	357,773	(55,321)	(8,681)
Deferred tax liabilities	(9,032)	(5,143)	(11,558)	(1,814)
Operating lease liabilities	—	(18,865)	(29,260)	(4,592)
Net cash used in operating activities	(1,297,838)	(1,108,207)	(2,657,580)	(417,032)
Cash flows from investing activities:
Proceeds from disposal of short-term investments	4,444,043	7,313,119	2,439,391	382,794
Purchase of short-term investments	(4,680,033)	(7,119,080)	(2,871,407)	(450,586)
Purchase of long-term time deposits	—	(400,000)	—	—
Purchase of property and equipment and intangible assets	(31,762)	(23,890)	(16,880)	(2,649)
Proceeds from disposal of property and equipment	292	94	166	26
Loan provided to third party companies (see Note 5)	—	—	(446,223)	(70,022)
Loan settled by third party companies (see Note 5)	—	—	208,290	32,685
Net cash used in investing activities	(267,460)	(229,757)	(686,663)	(107,752)

Cash flows from financing activities:
Proceeds from short-term loan	—	600,000	100,000	15,692
Repayment of short-term loan	—	—	(600,000)	(94,153)
Proceeds from public offerings, net of issuance costs paid of RMB 38,821	—	5,174,508	—	—
Proceeds from exercise of share options	—	6,904	31,754	4,983
Repurchase of ordinary shares	—	—	(968,409)	(151,965)
Proceeds from (payment of) stock sold on behalf of employees	—	110,103	(117,850)	(18,493)
Proceeds from subscription receivable	—	35	—	—
Net cash provided by (used in) financing activities	—	5,891,550	(1,554,505)	(243,936)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(22,575)	(188,664)	(51,457)	(8,075)
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,587,873)	4,364,922	(4,950,205)	(776,795)
Cash and cash equivalents and restricted cash, beginning of the year	2,744,006	1,156,133	5,521,055	866,374
Cash and cash equivalents and restricted cash, end of the year	1,156,133	5,521,055	570,850	89,579

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands and otherwise noted)

The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows.

	As of December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2)
Cash and cash equivalents	5,461,264	512,830	80,474
Restricted cash	59,791	58,020	9,105
Total cash, cash equivalents, and restricted cash	5,521,055	570,850	89,579

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
Supplemental disclosure for cash flow information
Cash paid for interest	—	21,718	5,013	787
Supplemental disclosure of non-cash investing and financing activities:
Accretion of convertible redeemable preferred shares	795,015	375,649	—	—
Payables related to property and equipment	(8,852)	(1,321)	(655)	(103)

The accompanying notes are an integral part of these consolidated financial statements.

DADA NEXUS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS

Dada Nexus Limited (the "Company") was incorporated under the laws of the Cayman Islands on July 8, 2014. The Company through its wholly-owned subsidiaries, variable interest entity ("VIE") and VIE’s subsidiaries (collectively, the "Group") primarily provides delivery service and marketplace service to its customers through its mobile platforms, websites and mini programs. The Group’s principal operations and geographic markets are in the People’s Republic of China ("PRC").

As of December 31, 2021, the Company’s major subsidiaries and consolidated VIEs are as follows:

			Percentage
			of direct
			or indirect
	Place of	Date of incorporation /	economic
Name of Company	incorporation	acquisition	ownership	Principal activities
Subsidiaries
Dada Group (HK) Limited ("Dada HK")	Hong Kong	July 24, 2014	100%	Investment holding
Dada Glory Network Technology (Shanghai) Co., Ltd. ("Dada Glory")	PRC	November 7, 2014	100%	Providing services in connection with on-demand delivery platform ("Dada Now")
Shanghai JD Daojia Yuanxin Information Technology Co., Ltd. ("Shanghai JDDJ")	PRC	April 26, 2016	100%	Providing services in connection with on-demand retail platform ("JDDJ")
VIE
Shanghai Qusheng Internet Technology Co. Ltd. ("Shanghai Qusheng")	PRC	July 2, 2014	100%	Holding value-added telecommunications services license of Dada Now and maintaining Dada Now website
VIE's Subsidiary
Shanghai JD Daojia Youheng E-Commerce Information Technology Co., Ltd. ("JDDJ Youheng")	PRC	December 3, 2015	100%	Holding value-added telecommunications services license of JDDJ and maintaining JDDJ website

2.   PRINCIPAL ACCOUNTING POLICIES

2.1 Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for the years presented.

2.2 Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries in which it has a controlling financial interest. The results of the subsidiaries, VIE and VIE’s subsidiaries are consolidated from the date on which the Company obtained control and continue to be consolidated until the date that such control ceases. All intercompany balances and transactions between the Group, its subsidiaries, VIE and VIE’s subsidiaries have been eliminated in consolidation.

2.PRINCIPAL ACCOUNTING POLICIES - continued

2.2 Basis of consolidation - continued

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

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Dada Glory and the VIE, Dada Glory has the exclusive right to provide the VIE with complete business support and technical and consulting services, including but not limited to technical services, network support, business consultations, intellectual property licenses, equipment or leasing, marketing consultancy, system integration, product research and development, and system maintenance. Without Dada Glory’s prior written consent, the VIE may not accept any consultations and/or services regarding the matters contemplated by this agreement provided by any third party during the term of the agreement. The VIE agrees to pay Dada Glory service fees at an amount equals to 100% of the net income generated by the VIE, which should be paid on a monthly basis. Dada Glory has the exclusive ownership of all he intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. To guarantee the VIE’s performance of its obligations thereunder, the shareholders of the VIE have pledged all of their equity interests in the VIE to Dada Glory pursuant to the share pledge agreement. The exclusive business cooperation agreement has an initial term of 10 years and shall be extended if confirmed in writing by Dada Glory prior to the expiration. The extended term shall be determined by Dada Glory, and the VIE shall accept such extended term unconditionally.

2.PRINCIPAL ACCOUNTING POLICIES - continued

2.2 Basis of consolidation - continued

VIE Arrangements - continued

Exclusive Option Agreements

Pursuant to the exclusive option agreements, each of the shareholders of the VIE has irrevocably granted Dada Glory, or any person designated by Dada Glory, an exclusive option to purchase all or part of its equity interests in the VIE. Dada Glory may exercise such options at a price equal to the lowest price as permitted by applicable PRC laws at the time of transfer of equity. The VIE and the shareholders of the VIE covenant that, without Dada Glory’s prior written consent, they will not, among other things, (i) supplement, change or amend the VIE’s articles of association and bylaws, (ii) increase or decrease the VIE’s registered capital or change its structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in the VIE, other than those created under the equity interest pledge agreement, (iv) sell, transfer, mortgage, or dispose of their legal or beneficial interests in and any assets of the VIE and any legal or beneficial interests, (v) enter into any material contract by the VIE, except in the ordinary course of business, or (vi) merge or consolidate the VIE with any other entity. The exclusive option agreement has an initial term of ten years, and at the end of the initial term shall be renewed for a further term as specified by Dada Glory or terminated by Dada Glory in its sole discretion.

Powers of Attorney

Pursuant to the power of attorney, each of the shareholders of the VIE has executed a power of attorney to irrevocably authorize Dada Glory, or any person designated by Dada Glory, to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIE, including, but not limited to, the right to propose, convene and attend shareholders’ meetings, (ii) vote on any resolution on behalf of the shareholders that require the shareholders to vote under PRC law and the VIE’s articles of association, such as the sale, transfer, pledge and disposal of all or part of a shareholder’s equity interest in the VIE, and designate and appoint the VIE’s legal representative, director, supervisor, chief executive officer and other senior management members on behalf of the shareholders. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of the VIE or otherwise instructed by Dada Glory.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affect the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

The irrevocable powers of attorney described above have conveyed all shareholder rights held by the VIE’s shareholders to Dada Glory, including the right to appoint board members who nominate the general managers of the VIE to conduct day-to-day management of the VIE’s businesses, and to approve significant transactions of the VIE. The exclusive option agreements provide Dada Glory with a substantive kick-out right of the VIE shareholders through an exclusive option to purchase all or any part of the shareholders’ equity interest in the VIE at the lowest price permitted under the PRC laws then in effect. In addition, through the exclusive business cooperation agreement, Dada Glory has established the right to receive benefits from the VIE that could potentially be significant to the VIE, and through the share pledge agreement, Dada Glory has, in substance, an obligation to absorb losses of the VIE that could potentially be significant to the VIE. As these contractual arrangements allow the Group to effectively control the VIE and to derive substantially all of the economic benefits from it, the Group has consolidated the VIE.

2.PRINCIPAL ACCOUNTING POLICIES - continued

2.2 Basis of consolidation - continued

VIE Arrangements - continued

Risks in relation to the VIE structure

The Company believes that the contractual arrangements amongst Dada Glory, Shanghai Qusheng and their respective shareholders are in compliance with PRC law and are legally enforceable. The shareholders of Shanghai Qusheng are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, Shanghai Qusheng and their shareholders may fail to take certain actions required for the Company’s business or to follow the Company’s instructions despite their contractual obligations to do so. Furthermore, if Shanghai Qusheng or their shareholders do not act in the best interests of the Company under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Company will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provided for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Shanghai Qusheng, and its ability to conduct the Company’s business may be adversely affected.

The following amounts and balances of the consolidated VIE were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	512	3,961
Accounts receivable, net	367	760
Amount due from related parties	1,956	476
Prepayments and other current assets	6,851	3,287
Property and equipment, net	461	245
Intangible assets, net	12,774	10,938
Operating lease right-of-use assets	2,255	791
Other non-current assets	—	93
Total assets	25,176	20,551

Payable to riders and drivers	1,313	404
Amount due to related parties	32	32
Accrued expenses and other current liabilities	13,885	12,542
Operating lease liabilities	830	192
Non-current operating lease liabilities	1,053	412
Total liabilities	17,113	13,582

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net Revenues	3,183	3,293	13,104
Net loss	(38,674)	(49,741)	(58,641)
Net cash provided by operating activities	14,612	535	4,308
Net cash used in investing activities	(14,604)	(59)	(859)

2.PRINCIPAL ACCOUNTING POLICIES - continued

2.2 Basis of consolidation - continued

VIE Arrangements - continued

The VIE contributed approximately 0.1%, 0.1% and 0.2% of the Group’s consolidated net revenues for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, the VIE accounted for approximately 0.3% and 0.4% of the consolidated total assets, and approximately 0.7% and 0.9% of the consolidated total liabilities, respectively.

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

2.3 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates.

2.4 Functional currency and foreign currency translation

The Group uses Renminbi ("RMB") as its reporting currency. The functional currency of the Company is the United States dollar ("US$" or "USD"). The functional currency of the Company’s subsidiaries, VIE and VIE’s subsidiaries is RMB or USD as determined based on the economic facts and circumstances.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the comprehensive loss.

Assets and liabilities of the Company and its subsidiaries with functional currency other than RMB are translated into RMB at fiscal year-end exchange rates. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated at average exchange rates during the fiscal year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive loss.

2.PRINCIPAL ACCOUNTING POLICIES - continued

2.5 Convenience translation

The Group’s business is primarily conducted in China and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2021, or at any other rate.

2.6 Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which is highly liquid and unrestricted as to withdrawal and use.

2.7 Restricted cash

The Group’s restricted cash mainly represents cash received from consumers and reserved in bank supervised accounts for payments to retailers on the on-demand retail platform.

2.8 Short-term investments

Short-term investments include (i) wealth management products with variable interest rates that the Group expects to receive all the principles and will mature within one year; (ii) time deposits with original maturities longer than three months but less than one year. The Group classifies its investments in wealth management products as held-to-maturity securities, as the Group has the positive intent and ability to hold those securities to maturity. All wealth management products' maturity dates are within one year. The gains recognized from wealth management products recorded in interest income in consolidated statements of operations and comprehensive loss are RMB6,928, RMB7,855, and RMB14,524 for the years ended December 31, 2019, 2020 and 2021, respectively.

2.9 Accounts receivable, net

Accounts receivable mainly consists of amount due from the Group's customers, which is recorded net of allowance for credit losses.On January 1, 2021, the Group adopted Accounting Standards Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASC 326") using the modified retrospective transition method. ASC 326 replaces the incurred loss impairment model with a forward-looking current expected credit loss ("CECL") methodology, which results in more timely recognition of credit losses. The Group has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, and other factors that may affect its ability to collect from customers. The cumulative effect from the adoption as of January 1, 2021 was immaterial to the consolidated financial statements.

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

2.PRINCIPAL ACCOUNTING POLICIES - continued

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

2.12 Intangible assets, net

Intangible assets purchased are recognized and measured at cost upon acquisition. The Group's intangible assets primarily comprise of business cooperation agreement ("BCA"), non-compete commitment ("NCC"), technology, trademark and domain name arising from the Group's acquisition of JDDJ business from JD.com, Inc. ("JD") in 2016, which are recognized and measured at fair value based on a valuation upon acquisition. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives as follows:

Category	Amortization Years
BCA	7
NCC	7
Technology	3.7
Trademark and Domain Name	9-9.7

2.13 Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisition of JDDJ business from JD occurred in 2016 and there is no change to the carrying amount of goodwill as of December 31, 2020 and 2021. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if any indication of impairment exists.

In evaluation of goodwill impairment, the Group performs a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the Group compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

The Group has determined it has only one reporting unit and applied quantitative assessment in its annual goodwill impairment analysis as of December 31 of each year. No goodwill impairment was recorded for 2019, 2020 and 2021 as the fair value of the reporting unit significantly exceeded its carrying value at each assessment date.

2.PRINCIPAL ACCOUNTING POLICIES – continued

2.13 Goodwill – continued

Application of a goodwill impairment test in quantitative analysis requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

2.14 Fair value measurement

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

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows:

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

2.PRINCIPAL ACCOUNTING POLICIES - continued

2.15 Revenue recognition

The Group derives its revenues principally from merchants’, individual senders’ and retailers’ use of the Group’s core platforms in connection with on-demand retail platform services and on-demand delivery services. Revenue is stated net of value added tax, discounts and return allowances.

Services

The Group arranges for on-demand delivery services to be provided through Dada Now platform where it assists the customer, a merchant or an individual sender, in finding a rider to complete a delivery requested by the customer. The Group concludes that it acts as an agent in these transactions as it is not responsible for fulfilling the promise to provide the delivery services, nor does the Group have the ability to control the related services. The Group does not have the ability to control the services provided by riders due to the following: (i) the Group does not pre-purchase or otherwise obtain control of the riders’ services prior to their transfer to the customers; (ii) the Group does not guarantee an order could be taken by a rider; (iii) the Group cannot direct the riders to accept, decline or disregard a transaction request and (iv) the Group’s platform services do not include the delivery services provided to the customers by the riders. The service fee earned by the Group is the difference between the amount paid by the customer based on an upfront quoted fare and the amount earned by the rider based on expected delivery time, distance and other factors, which are both fixed at the time a transaction is entered into with a customer. The Group may record a loss from a transaction when an upfront quoted fare offered to the customer is less than the amount the Group is committed to paying to the rider. The revenue is recognized on a net basis at the point of delivery of merchandise. The loss on this type of transactions is recorded in operations and support costs in the consolidated statements of operations and comprehensive loss, as it is not related to any other current, previous or future transactions with the customer and in substance, is an expense paid to the rider. The losses included in operations and support costs were RMB96,131, RMB76,989 and RMB95,281 for the years ended December 31, 2019, 2020 and 2021, respectively.

The Group provides on-demand retail platform services on JDDJ platform. The service revenues primarily consist of commission fees charged to retailers for participating in the Group’s online marketplace, where the Group acts as an agent and its performance obligation is to facilitate the retailers’ online sales of their goods and services through JDDJ. The Group is not primarily obligated to the consumers, does not take inventory risk, and does not have latitude over pricing of the merchandise. Upon successful sales, the Group charges the retailer a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of merchandise.

In addition, the Group fulfills the delivery needs of retailers on JDDJ and other business customers on Dada Now by utilizing the Group’s network of registered riders on Dada Now. Under this type of services, the Group enters into agreements with retailers and other business customers, which enforce the Group’s acceptance of all the related delivery requests at the prices stipulated in the agreements. The Group has determined that it acts as the principal in these transactions as the Group is primarily responsible for the delivery of merchandise and has the ability to control the related services. The Group has the ability to control the services provided by riders as it is responsible for and guarantees identifying and directing riders that meet the quality criteria stipulated in the agreements to complete the deliveries requested by retailers or other business customers. Additionally, the Group has ultimate control over the amounts charged to the customers. Although in this type of services, the riders still have the ability to accept, decline or disregard a delivery assignment, it is the Group’s responsibility to find a replacement and complete the delivery timely. Revenues resulting from these services are recognized on a gross basis at a fixed rate or a pre-determined amount for each completed delivery, with the amounts paid to the riders recorded in operations and support costs. From September 2020, the Group started to engage truckers to provide freight services to logistics companies or merchants on Dada Now. The Group has determined that it acts as the principal in these freight transactions as it has the ability to control the freight services provided by truckers and primarily responsible for the freight services. The related revenue is included in service revenue under Dada Now as presented in the following table of disaggregation of revenues.

The Group also provides online marketing services to brand owners and other business customers on JDDJ platform. Revenue is recognized when service is rendered.

2.PRINCIPAL ACCOUNTING POLICIES - continued

2.15 Revenue recognition – continued

Other services provided by the Group comprise packaging services provided to retailers on JDDJ, and front-end warehouses services. Revenue is recognized when service is rendered.

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

Rider incentives

The Group offers various incentive programs to riders, primarily in the form of volume-based incentives. The riders are not the Group's customers as they do not pay for their use of the Group's platform in any form. Therefore, for transactions where the Group acts as an agent and recognizes revenue on a net basis, the related rider incentives are recorded as a reduction of revenue. The incentive amount in excess of the related revenue is included in operations and support costs. For transactions where the Group acts as a principal and recognizes revenue on a gross basis, the related rider incentives are included in operations and support costs. For the years ended December 31, 2019, 2020 and 2021, incentives to riders recorded in operations and support costs were RMB192,243, RMB143,916 and RMB88,494, respectively, including incentives attributable to transactions where the Group acts as the principal of RMB158,763, RMB114,229 and RMB64,261, respectively.

Consumer incentives

The consumer incentives are offered to promote the Group's platform or brand owners' products in the form of promotion coupon on JDDJ, which are valid only during a limited period of time. These incentives are provided at the Group's discretion and are not contractually required by the retailers or brand owners. These incentives also do not reduce the overall pricing of the services provided by the Group. As the Group has no performance obligation to consumers, who are not the Group's customers,consumer incentives offered to promote the Group's platform are recognized as selling and marketing expenses, and consumer incentives offered on brand owners' products are recognized as operation and support costs. For the years ended December 31, 2019, 2020 and 2021, consumer incentives recorded as selling and marketing expenses and operation and support costs were RMB937,713 and nil, RMB1,166,032 and RMB321,178, and  RMB2,223,109 and RMB715,883, respectively.

All the incentives granted can be categorized into (i) incentives granted concurrent with a purchase transaction and (ii) incentives granted not concurrent with a purchase transaction. When the incentive is granted concurrent with a purchase transaction, expenses or reduction of revenue are accrued, in the most likely amount to be earned, as the related transactions are recorded. Since such incentives are generally earned over a very short period of time, there is limited uncertainty when estimating the expenses to be accrued or variable consideration to be recorded as a reduction of revenue. When the incentive (i.e. a coupon) is granted not concurrent with a purchase transaction, expenses or reduction of revenue are recognized upon the redemption of such incentive.

2.PRINCIPAL ACCOUNTING POLICIES - continued

2.15 Revenue recognition - continued

Disaggregation of revenues

For the years ended December 31, 2019, 2020 and 2021, all of the Group's revenues were generated in the PRC. The disaggregated revenues by revenue streams were as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Dada Now: (1)
Services	1,954,834	3,377,653	2,753,458
Sales of goods	41,951	56,925	67,254
Subtotal	1,996,785	3,434,578	2,820,712
JDDJ: (2)
Services	1,102,913	2,305,411	4,045,550
Total	3,099,698	5,739,989	6,866,262

Notes:

(1)	Includes net revenues from on-demand delivery services and freight services. Revenue from on-demand delivery services for which the Group acts as a principal was RMB216,242, RMB763,699 and RMB1,681,121 for the years ended December 31, 2019, 2020 and 2021, respectively.
(2)	Includes net revenues from (i) commission fee, and advertising and marketing services of RMB460,006, RMB1,211,549 and RMB2,350,582 for the years ended December 31, 2019, 2020 and 2021, respectively; and (ii) fulfillment services and others of RMB642,907, RMB1,093,862 and RMB1,694,968 for the years ended December 31, 2019, 2020 and 2021, respectively.

Contract balances

The remaining unsatisfied performance obligation as of December 31, 2019, 2020 and 2021 was immaterial.

Timing of revenue recognition may differ from the timing of invoicing customers. Accounts receivable represents amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

2.PRINCIPAL ACCOUNTING POLICIES - continued

2.15 Revenue recognition - continued

Contract balances - continued

The Group receives advance payments from customers pursuant to the agreements with certain customers before the services or products are provided, which is recorded as advance for online marketing services or goods sale included in the accrued expenses and other current liabilities on the consolidated balance sheets. The opening and closing balances of the Group’s advances from customers are as follows:

Advances from
Customers
RMB
Opening Balance as of January 1, 2019	3,392
Increase, net	11,965
Ending Balance as of December 31, 2019	15,357
Increase, net	10,894
Ending Balance as of December 31, 2020	26,251
Increase, net	23,264
Ending Balance as of December 31, 2021	49,515

The opening balances of RMB3,392, RMB15,357 and RMB26,251 were recognized as revenue in the years ended December 31, 2019, 2020 and 2021, respectively.

Practical expedients and exemptions

The Group elects not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

2.16 Operations and support

Operations and support costs primarily consist of (i) riders' and drivers' remuneration and incentives to fulfil the Group's delivery orders and picking orders, (ii) expenses incurred in providing customer and rider care services or the service fee charged by external customer service providers, (iii) expenses charged by outsourced delivery agencies, (iv) expenses incurred in providing online marketing services, (v) transaction fees charged by third-party payment platform, and (vi) packaging cost as well as other operations and support costs directly attributed to the Group's principal operations.

2.17 Selling and marketing

Selling and marketing expenses primarily consist of incentive payments to consumers, advertising and marketing expenses, payroll and related expenses for employees involved in selling and marketing functions, as well as the expenses incurred for facilities and equipment, such as depreciation expenses, rental and others. The advertising and marketing expenses amounted to RMB133,669, RMB247,858 and RMB574,569 for the years ended December 31, 2019, 2020 and 2021, respectively.

2.18 Research and development

Research and development expenses primarily consist of technology infrastructure expenses, payroll and related expenses for employees involved in platform development and internal system support, charges for the usage of the server and computer equipment, and editorial content.

2.PRINCIPAL ACCOUNTING POLICIES - continued

2.19 Other operating expenses

Other operating expenses primarily consist of purchase price of merchandise sold on Dada Now.

2.20 Leases

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

Sublease

The Group subleases warehouses to its merchants on Dada Now platform under operating leases. In accordance with the provisions of ASC 842, since the Group has not been relieved from the responsibilities as the primary obligor of the warehouse head lease, the Group cannot net the sublease income against its lease payment to calculate the lease liability and ROU asset. The Group's practice has been, and will continue to, straight-line the sub-lease income over the term of the sublease. For the years ended December 31, 2019, 2020 and 2021, gross sublease income of the Group was RMB13,108, RMB16,086, and RMB23,304, respectively, which was included in net revenues in the consolidated statements of operations and comprehensive loss.

2.21 Share-based compensation

The Group accounts for share options and restricted share units granted to employees, directors, and consultants under ASC 718, "Stock Compensation". In accordance with the standard, the Group determines whether a share-based compensation should be classified and accounted for as a liability award or an equity award.

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

2.PRINCIPAL ACCOUNTING POLICIES - continued

2.21 Share-based compensation - continued

Additionally, the Group’s incentive plan provides an exercisability clause where employees or non-employees can only exercise vested options upon the occurrence of the event that the Group’s ordinary shares are publicly traded. The satisfaction of the performance condition becomes probable only upon the completion of the Group’s initial public offering ("IPO"). Therefore, with the Company's completion of IPO in June 2020, the Group has recorded the cumulative share-based compensation expenses for these options.

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

2.22 Loss per share

Basic loss per share is computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Company’s convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method of computing earnings per share, whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share net income for the period. Undistributed net loss is not allocated to preferred shares because they are not contractually obligated to participate in the loss of the Group.

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

2.23 Government grants

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support the Group's ongoing operations in the region. The grants are determined at the discretion of the relevant government authorities and there are no restrictions on their use. The government grants are recorded as other operating income in the period the cash is received.

2.24 Taxation

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

2.PRINCIPAL ACCOUNTING POLICIES - continued

2.25 Segment reporting

The Group uses management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker ("CODM") for making decisions in allocation of resource and assessing performance.

The Group’s CODM has been identified as the chief executive officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

The Group’s long-lived assets are all located in the PRC and all of the Group’s revenues are derived from the PRC. Therefore, no geographic information is presented.

2.26 Comprehensive loss

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

2.27 Recent accounting pronouncements

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments in this ASU are effective for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. The Group plans to adopt this ASU on January 1, 2022 and does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

3.   FAIR VALUE MEASUREMENTS

The Group's financial instruments mainly include cash and cash equivalent, restricted cash, short-term investments, accounts receivable, prepayments and other current assets, amount due from and due to related parties, long-term time deposit, accounts payable, short-term loan, payable to riders and drivers, and notes payable. The carrying amounts of short-term financial instruments approximate their fair value due to their short-term nature. The carrying values of long-term time deposits approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market.

Certain non-financial assets are measured at fair value on a nonrecurring basis, including property and equipment, operating lease right-of-use assets, goodwill and intangible assets and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance and discount rate to the discounted cash flow valuation methodology. During the years ended December 31, 2019, 2020 and 2021, the Group did not recognize any impairment of property and equipment .

4.   SHORT-TERM INVESTMENTS

	As of December 31,
	2020	2021
	RMB	RMB
Wealth management products	470,000	568,909
Time deposits	300,000	625,000
Total	770,000	1,193,909

5.   PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2020	2021
	RMB	RMB
Loan provided to third party companies (1)	—	237,933
VAT receivable	32,031	133,050
Funds receivable from third party mobile and online payment platforms	51,370	49,310
Advance to suppliers mainly for cloud computing service	32,120	25,667
Interest receivable related to bank deposits and wealth management products	27,168	24,779
Deposits mainly for lease of premises	3,676	5,799
Prepaid interest expense	10,082	1,095
Other receivables	19,145	1,384
Prepayments and other current assets	175,592	479,017

Notes:

(1)	In 2021, the Group made available to third party companies a one- year revolving credit facility of up to RMB 300,000. The annualized interest rate is 4.5%.

6.   PROPERTY AND EQUIPMENT, NET

Property and equipment and the accumulated depreciation are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Office facilities	4,864	5,260
Software	15,871	18,720
Computer equipment	10,492	15,551
Vehicles	1,186	1,873
Leasehold improvement	46,513	55,548
Total cost	78,926	96,952
Less: Accumulated depreciation	(39,286)	(59,397)
Property and equipment, net	39,640	37,555

Depreciation expenses related to property and equipment were RMB17,189 and RMB18,826 for the years ended December 31, 2020  and 2021, respectively.

7.   INTANGIBLE ASSETS, NET

Gross carrying amount, accumulated amortization and net book value of the intangible assets are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
BCA	437,003	427,010
NCC	544,018	531,579
Trademark and domain name	339,471	340,053
Technology	96,000	96,000
Less: Accumulated amortization	(908,528)	(1,062,325)
Intangible assets, net	507,964	332,317

Amortization expenses related to intangible assets were RMB184,083 and RMB173,741 for the years ended December 31,2020 and 2021, respectively.

7.   INTANGIBLE ASSETS, NET - continued

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Future Amortization Expense
RMB
For the years ending December 31,
2022	174,844
2023	81,660
2024	35,114
2025	35,107
2026 and thereafter	5,592
Total	332,317

8.  OPERATING LEASES

For the years ended December 31, 2019, 2020 and 2021, the Group incurred operating lease costs amounting to RMB58,713, RMB47,915 (excluding RMB13,548 for short-term leases not capitalized as ROU assets) and RMB50,537 (excluding RMB9,256 for short-term leases not capitalized as ROU assets), respectively.

Supplemental cash flow information related to operating leases included in operating lease assets and liabilities was as follows:

	Years Ended December 31,
	2020	2021
	RMB	RMB
Cash payments for amounts included in measurement of liabilities	48,890	49,864
New operating lease assets obtained in exchange for operating lease liabilities	24,688	18,744
ROU modification due to early surrender	—	(3,154)
Lease liability modification due to early surrender	—	2,778

As of December 31, 2020 and 2021, the Group's operating leases had a weighted average remaining lease term of 3.1 and 2.5 years and a weighted average discount rate of 4.8% and 4.8%, respectively.

Future lease payments under operating leases, excluding short-term leases not capitalized, as of December 31, 2020 and December 31, 2021 were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Within one year	46,050	38,669
Within a period of more than one year but not more than two years	31,381	28,694
Within a period of more than two year but not more than three years	23,813	19,498
Within a period of more than three year but not more than four years	18,607	—
Total future lease payments	119,851	86,861
Less: imputed interest	8,589	4,859
Total lease liability balance	111,262	82,002
Less: Current operating lease liabilities	41,737	35,759
Long-term operating lease liabilities	69,525	46,243

The future lease payments for short-term leases not capitalized as ROU assets were RMB2,327 and RMB3,620 as of December 31, 2020 and December 31, 2021, which will be paid within one year.

9.   SHORT-TERM LOAN

	As of December 31,
	2020	2021
	RMB	RMB
Short-term bank borrowing	600,000	100,000

The Group borrowed a short-term loan  of RMB100,000 as of December 31, 2021. The interest rate is 2.75%. The borrowing has a maturity of one year and is collateralized by RMB100,000 of time deposit.

The interest expense incurred for the above mentioned loans for the year ended December 31, 2020 and 2021 amounted to RMB11,830 and RMB13,806, respectively.

10.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2021
	RMB	RMB
Salaries and welfare payables	111,344	170,813
Payables to retailers on JDDJ(1)	168,484	143,268
Accrued marketing expenses for JDDJ	73,313	106,307
Advance for online marketing services	24,816	48,518
Deposits from retailers and outsourced agencies	44,751	39,423
Advance for delivery service(2)	29,604	23,894
Professional fee payable	15,108	23,520
Proceeds payable to employees in connection with their sale of ordinary shares	110,103	9,592
Tax payables	205,303	12,693
Others	32,165	42,378
Total	814,991	620,406

Notes:

(1)   Payables to retailers on JDDJ represent cash collected on behalf of retailers for goods sold through JDDJ.

(2)   Advance for delivery service represents the prepayments for on-demand delivery services. The amount is refundable if no service is provided.

11.   SHARE-BASED COMPENSATION

In February 2015, the Group adopted the 2015 Incentive Compensation Plan ("2015 Plan"), which permits the granting of share options, restricted share units and other equity incentives to employees, directors and consultants of the Group. The 2015 plan administrator is the Group’s board of directors. The board may also authorize one or more of the Group’s officers to grant awards under the plan. The Group has authorized 61,605,996 ordinary shares for issuance under the 2015 Plan. The options expire in ten years from the date of grant.

In June 2020, the Group adopted the 2020 Incentive Compensation Plan ("2020 Plan"), which permits the granting of share options, restricted share units and other equity incentives to employees, directors and consultants of the Group. The 2020 plan administrator is the Group's board of directors. The board may also authorize one or more of the Group's officers to grant awards under the plan. The Group has initially authorized 45,765,386 ordinary shares, plus an annual increase on the first day of each year during the ten-year term of the 2020 Plan commencing with the year beginning January 1, 2021, by an amount equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding year, for issuance under the 2020 Plan. The options expire in ten years from the date of grant.

11.   SHARE-BASED COMPENSATION - continued

Share option

Under the 2015 Plan and 2020 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the 2015 Plan includes a condition where employees can only exercise vested options upon the occurrence of the Company's ordinary shares becoming listed securities, which substantially creates a performance condition ("IPO Condition") that had not been met prior to the Company's IPO. Therefore, the stock compensation expenses related to those options were not recognized until June 5, 2020. The Group recognized RMB131,344 and RMB52,569 of stock-based compensation expenses for the year ended December 31, 2020 and 2021, respectively. The Group did not grant any share options to employees in 2021.

Under the 2015 Plan, options granted to non-employees are also subject to a four-year service period and the IPO condition. Therefore, the Group did not recognize any stock-based compensation expenses related to such non-employee options until June 2020.The Group recognized RMB34,285 and nil of stock-based compensation expenses for the year ended December 31, 2020, and 2021, respectively. The Group did not grant any share options to non-employees in 2019, 2020 and 2021.

The Group adopted ASU 2018-07 on January 1, 2019 and the stock-based compensation expense for non-employee grants for which a measurement date had not been established was remeasured based on the estimated fair value of the Company's ordinary share of US$2.26 on January 1, 2019.

In determining the fair value of the stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Expected volatility	37%~40%	37%~41%
Risk-free interest rate (per annum)	2.4%~3.6%	1.7%~2.3%
Exercise multiples	2.2	2.2
Expected dividend yield	0.00%	0.00%
Fair value of underlying ordinary shares	US$2.26~3.87	US$4.08~5.79
Fair value of share option	US$1.59~3.14	US$3.32~5.03

The Group estimated expected volatility by reference to the historical price volatilities of ordinary shares of comparable companies over a period close to the contract term of the options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. government bonds at grant date with a maturity period close to the contract term of options, adjusted by country risk differential between U.S. and China. As the Group has very limited option exercise history, it estimated exercise multiples based on empirical research on typical employee stock option exercising behavior. The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend will be distributed in the near future. Prior to the completion of IPO, the Group determined the fair value of ordinary shares underlying each share option grant based on estimated equity value and allocation of it to each element of its capital structure. After IPO, the Company used the closing price of ordinary shares on the grant date as the fair value of ordinary share on the grant date. The assumptions used in share-based compensation expenses recognition represent the Group’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period.

11.   SHARE-BASED COMPENSATION - continued

Share option - continued

The following table summarized the Group’s share option activities under the Option Plans:

			Weighted
		Weighted	Average	Weighted
		Average	Remaining	Average	Aggregate
	Number	Exercise	Contract Life	Grant Date	Intrinsic
	of Options	Price	(years)	Fair Value	Value
		US$		US$	US$
Outstanding at January 1, 2021	36,579,248	0.37	5.63	1.13	318,660
Exercised	(11,798,979)	0.28		0.63
Forfeited	(1,121,620)	0.80		3.59
Outstanding at December 31, 2021	23,658,649	0.50	5.45	1.69	52,644
Expect to vest at December 31, 2021	5,091,956	0.80	7.96	3.42	39,106
Exercisable at December 31, 2021	18,566,693	0.39	4.51	1.03	13,538

As of December 31, 2021, there was RMB81,503 of total unrecognized compensation expense related to options, which is expected to be recognized over a weighted-average period of 1.82 years.

Restricted share units

In 2020, the Group granted in total 17,995,626 restricted share unites to employees and two executives of the Company's principal shareholders, subject to service vesting schedules of one year, four years or six years under the 2015 Plan and the 2020 Plan. The weighted average estimated fair value on the grant date of each restricted share unit was US$4.36 (RMB28.42).

In 2021, the Group granted in total 9,253,000 restricted share units to employees and non-employees, subject to a four-year service vesting schedule under the 2020 Plan. The weighted average estimated fair value on the grant date of each restricted share unit was US$6.04 (RMB38.48).

The following table summarized the Group's restricted share unit activities under the 2015 and 2020 Plan:

	Number of
	Restricted Share	Weighted Average
	Units	Grant Date Fair Value
		US$
Unvested at January 1, 2021	16,403,126	4.22
Granted	9,253,000	6.04
Vested	(4,531,090)	4.00
Forfeited	(687,452)	6.75
Unvested at December 31, 2021	20,437,584	4.98
Expected to vest at December 31, 2021	20,437,584	4.98

Restricted share units granted to employees and non-employees are measured based on the closing price of ordinary shares on the grant date and recognized as compensation cost on a straight-line basis over the requisite service period. Total share-based compensation expenses recognized for these restricted share units in 2019, 2020 and 2021 were RMB38,272, RMB185,138 and RMB146,996, respectively. As of December 31, 2021, there were RMB647,997 of unrecognized compensation expenses related to unvested restricted share units which is expected to be recognized over a weighted-average period of 3.38 years.

11.   SHARE-BASED COMPENSATION – continued

JD’s Share Incentive Plan (the "JD Employee Awards")

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

The Group recognizes the entire cost of JD Employee Awards incurred by JD, the Group’s shareholder, as compensation cost with a corresponding amount as a capital contribution according to ASC 505-10-25-3. Prior to January 1, 2019, the Group re-measured the awards at a fair-value-based amount as of the end of each reporting period until performance was completed. On January 1, 2019, the Group adopted ASU 2018-07, under which the stock-based compensation for which a measurement date had not been established was re-measured based on the fair value of the JD’s ordinary share of US$20.93 on January 1, 2019. The share-based compensation amounts related to JD’s share were RMB12,896, RMB9,311 and RMB8,378 for the years ended December 31, 2019, 2020 and 2021, respectively. The total amount of unrecognized compensation expenses based on the fair value of unvested restricted share units as of December 31, 2021 was RMB3,924, and is expected to be recognized over a weighted-average period of 0.48 years.

	Number of
	Restricted Share	Weighted Average
	Units	Fair Value
		US$
Unvested at January 1, 2021	85,560	20.93
Vested	(56,131)	20.93
Unvested at December 31, 2021	29,429	20.93
Expected to vest at December 31, 2021	29,429	20.93

12.   ORDINARY SHARES

Upon the completion of IPO in June 2020, the Group issued 89,491,548 ordinary shares at $4.00 per share, and received proceeds of RMB2,357,823 net of the underwriting discounts and commission and expenses related to IPO.

Upon the completion of a follow-on public offering in December 2020, the Group issued 36,000,000 ordinary shares at $12.50 per share, and received proceeds of RMB2,816,190 net of the underwriting discounts and commission and expenses related to the offering.

In June 2021, the Group’s Board of Directors authorized a share repurchase program (“2021 share repurchase program”) under which the Group may repurchase up to US$150,000 worth of its ADSs during the 12-month period. Under the 2021 share repurchase program, the Group repurchased 28,099,564 ordinary shares for US$150,000 (RMB968,409) on the open market, at a weighted average price of US$5.34 (RMB34.03) per share including commission cost, for the year ended December 31, 2021. These repurchased shares are subject to retirement. The repurchases of ordinary shares are accounted for under the cost method whereby the entire cost of the acquired stock is recorded as reductions of ordinary shares and additional paid-in capital.

13.   LOSS PER SHARE

Loss per share was computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2019, 2020 and 2021:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net loss available to ordinary shareholders of the Company—basic and diluted	(2,464,796)	(2,080,825)	(2,471,127)
Denominator:
Weighted average number of ordinary shares outstanding	362,644,898	667,844,843	950,697,557
Basic and diluted loss per share	(6.80)	(3.12)	(2.60)

As a result of the Group’s net loss for the three years ended December 31, 2019, 2020 and 2021, the following weighted average numbers of the Company’s preferred shares, share options, and restricted share units outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Series A convertible redeemable preferred shares	77,000,000	—	—
Series B convertible redeemable preferred shares	37,748,300	—	—
Series C convertible redeemable preferred shares	44,286,448	—	—
Series D convertible redeemable preferred shares	64,001,162	—	—
Series E convertible redeemable preferred shares	93,580,586	—	—
Series F convertible redeemable preferred shares	116,857,842	—	—
Share options	37,951,132	42,253,493	18,640,216
Restricted share units	4,505,362	16,188,798	17,133,658

14.   TAXATION

Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands are not subject to tax on income or capital gain.

Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Operations in Hong Kong have incurred net accumulated operating losses for income tax purpose and therefore no income tax provisions are recorded for the periods presented. Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiary domiciled in Hong Kong is subject to a two-tiered profits tax rate regime. The profits tax rate for the first HK dollar 2,000 of profits of corporations is 8.25%, while profits above that amount is subject to the tax rate of 16.5%.

China

Under the PRC Corporate Income Tax Law ("new CIT Law"), Foreign Investment Enterprises ("FIEs") and domestic companies are subject to corporate income tax at a uniform rate of 25%. Dada Glory and Shanghai JDDJ qualified as high and new technology enterprises ("HNTE") (effective till 2023) and are eligible to a reduced income tax rate of 15%for the years ended December 31, 2019, 2020 and 2021.

14.   TAXATION - continued

Income Taxes - continued

Withholding tax on undistributed dividends

The new CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the CIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located". Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The new CIT law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE).The Company did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

Loss by tax jurisdictions:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
Loss from PRC operations	1,517,437	1,215,179	2,225,317
Loss from non-PRC operations	161,376	495,140	257,368
Total losses before tax	1,678,813	1,710,319	2,482,685

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current tax expenses	—	—	—
Deferred tax benefits	(9,032)	(5,143)	(11,558)
Income tax benefits	(9,032)	(5,143)	(11,558)

14.   TAXATION - continued

Income Taxes - continued

Reconciliation of the difference between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Statutory tax rate	25.0%	25.0%	25.0%
Effect of different tax rate of subsidiary operation in other jurisdiction	(2.4)%	(7.3)%	(2.6)%
Changes in valuation allowance	(26.0)%	(20.7)%	(25.6)%
Other expenses not deductible for tax purposes	0.5%	(0.2)%	(0.1)%
Expired tax loss	0%	(0.2)%	(0.6)%
True up	0%	(0.2)%	(0.1)%
Super deduction of research and development expense	3.4%	3.9%	4.2%
Effect of tax rate change of deferred tax liabilities	0%	0%	0.3%
Effective tax rate	0.5%	0.3%	0.5%

Deferred tax assets and deferred tax liabilities

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets
- Net operating loss carry forwards	2,156,396	2,783,606
- Inventories valuation allowance	149	37
- Impairment provision for other non-current assets	1,039	—
- Accrued expenses	33,538	41,039
- Advertising expenses	4,748	6,235
Less: Valuation allowance	(2,195,870)	(2,830,917)
Net deferred tax assets	—	—
Deferred tax liabilities
- Identifiable intangible assets from business combination	38,558	27,000
Total deferred tax liabilities	38,558	27,000

As of December 31, 2019, 2020 and 2021, the Group had net operating loss carry forwards of approximately RMB7,222,966, RMB8,625,584 and RMB11,134,427, respectively, which arose from the subsidiaries, VIE and VIE’s subsidiaries established in the PRC. The loss carry forwards will expire during the period from 2022 to 2031.

The Group believes that it is more likely than not that the net accumulated operating losses and other deferred tax assets will not be utilized in the future based on an evaluation of a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. Therefore, the Group provided full valuation allowances for the deferred tax assets as of December 31, 2020 and 2021, respectively.

14.   TAXATION - continued

Movement of valuation allowance

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the year	1,404,254	1,841,225	2,195,870
Addition	436,971	354,645	635,047
Balance at end of the year	1,841,225	2,195,870	2,830,917

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2016 through 2021 on non-transfer pricing matters and transfer pricing matters.

15.   CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amount due from related parties and prepayments and long-term time deposits. The Group places its cash and cash equivalents , restricted cash,short-term investments and long-term time deposits with financial institutions with high-credit ratings and quality. Accounts receivable mainly consist of amounts receivable from merchants and brand owners. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs in its customers and its ongoing monitoring process of outstanding balances. With respect to prepayments, the Group performs on-going credit evaluations of the financial condition of the suppliers. The Group has not noted any significant credit risk.

Concentration of customers

The following customers accounted for 10% or more of revenue for the years ended December 31, 2019, 2020 and 2021:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Customer A	1,564,436	2,214,262	951,328
Customer B	403,287	794,685	1,387,685

The following customers accounted for 10% or more of accounts receivable as of December 31, 2020 and 2021, respectively.

	As of December 31,
	2020	2021
	RMB	RMB
Customer C	*	80,101
Customer D	*	45,689
Customer E	107,153	*
Customer F	48,172	*
Customer G	45,525	*

*   Less than 10%

15.   CONCENTRATION OF CREDIT RISK - continued

Foreign currency risk

RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents, restricted cash and short-term investments of the Group included aggregated amounts of RMB966,897 and RMB1,106,546 denominated in RMB as of December 31, 2020 and 2021, respectively.

16.   RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2021:

Name of related parties	Relationship with the Group
JD, its subsidiaries and affiliates ("JD Group")	Shareholder of the Company
Walmart, its subsidiaries and affiliates ("Walmart Group")	Shareholder of the Company

(a)   The Group entered into the following transactions with the major related parties:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenues
Services to JD Group(1)	1,564,436	2,214,262	951,328
Services to Walmart Group(2)	403,287	794,685	1,387,685
Operating expenses
Operational support services from JD Group	25,376	79,038	265,635
Purchases from JD Group	47,179	46,407	44,889
(1)	The services revenues from JD Group primarily consist of revenues from delivery service, platform technical service and promotion service. Before April 2021, the Group fulfilled the delivery needs of JD Group as the principal. The Group was primarily responsible for the delivery of merchandise and guaranteed identifying and directing riders to complete the deliveries requested by JD Group. In April 2021, the Group signed a new service agreement with JD Group. Under the new contractual terms, the Group only provides platform technical service to JD Group. It acts as an agent in fulfilling the delivery needs of JD Group and is not primarily responsible for the delivery of merchandise. The service agreement has an initial term of one year and remains valid till other replacement agreement is signed by both parties.

JD Group also provides certain operational supporting services to the Group, such as referral traffic under Omni-channel collaboration with JD Group and cloud server service.The service fee is confirmed with the Group on a monthly basis. The service agreements have terms ranging from one to three years and have been renewed upon expiration.

In addition, the Group entered into the purchase agreement with JD Group in August 2016 to purchase goods from JD Group for sale on Dada Now. The purchase agreement has an initial term of one year, and remains valid till other replacement agreement is signed by both parties.

16.   RELATED PARTY TRANSACTIONS – continued

(a)	The Group entered into the following transactions with the major related parties: - continued
(2)	Walmart Group became a related party in August 2018, therefore, only transactions occurred after August 2018 were presented as related party transactions. The services revenues from Walmart Group primarily consist of on-demand retail platform service revenues and fulfillment service revenues under the business cooperation agreement and service agreement with Walmart Group. The on-demand retail platform service revenues primarily consist of commission fees based on a pre-determined percentage charged to Walmart Group for participating in the Group’s online marketplace. The Group also fulfills the delivery needs of Walmart Group on JDDJ where the Group acts as a principal. Revenues are recognized on a gross basis at a pre-determined amount for each completed delivery. The Group entered into the business cooperation agreement with Walmart Group in June 2016, which was amended and restated in August 2018. The amended and restated business cooperation agreement has a term of six years. The service agreement has an initial term of one year, and remains valid till the termination of the business cooperation agreement.

(b)   The Group had the following balances with the major related parties:

	As of December 31,
	2020	2021
	RMB	RMB
Current assets:
Amount due from JD Group	562,194	424,395
Amount due from Walmart Group	84,147	416,272
Total	646,341	840,667
Current liabilities:
Amount due to JD Group(1)	26,545	43,042
Amount due to Walmart Group(2)	26,373	28,718
Total	52,918	71,760
(1)	Amount due to JD Group includes cost for referral traffic under omni-channel collaboration with JD Group and cloud server services fee.
(2)	Amount due to Walmart includes cash collected from consumers on behalf of Walmart when the Group performs on-demand retail platform services.

17.    EMPLOYEE BENEFIT

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB103,600, RMB77,708 and RMB177,521 for the years ended December 31, 2019, 2020 and 2021, respectively, which are recorded in expenses based on the function of employees.

18.     COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is subject to a number of legal or administrative proceedings that generally arise in the ordinary course of its business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

19.    RESTRICTED NET ASSETS

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises and local enterprises, the Group’s entities in the PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the subsidiaries.

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries and VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIE incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve has reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with the PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, APIC and the statutory reserves of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries. As of December 31, 2020 and 2021, the total of restricted net assets were RMB8,612,691 and RMB9,409,485, respectively.

20.    SUBSEQUENT EVENTS

On February 28, 2022, after obtaining all the requisite regulatory approvals, the Company and JD.com entered into an amendment to share subscription agreement which previously entered on March 22, 2021. Upon the closing of this deal, the Company issued 109,215,017 ordinary shares to JD.com in exchange for US$546 million in cash and certain strategic resources from JD.com. JD.com holds, taking into account its existing shareholding, approximately 52% of the Company’s issued and outstanding shares and has consolidated the financial results of the Group into its consolidated financial statements.

On March 11, 2022, the board of directors of the Company has authorized a share repurchase whereby the Company is authorized to repurchase its own ordinary shares in the form of American depository shares with an aggregate value of up to US$70 million during the next 12-month period.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	5,029,806	112,374	17,634
Short-term investments	—	528,909	82,997
Prepayments and other current assets	15,320	3,163	496
Total current assets	5,045,126	644,446	101,127
Investment in and amount due from subsidiaries, VIE and VIE's subsidiaries	1,657,347	2,959,723	464,445
Intangible assets, net	327,007	186,037	29,193
Total non-current assets	1,984,354	3,145,760	493,638
TOTAL ASSETS	7,029,480	3,790,206	594,765
LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Accrued expenses and other current liabilities	1,525	1,577	246
TOTAL LIABILITIES	1,525	1,577	246
SHAREHOLDERS' EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000, and 2,000,000,000 shares authorized, 941,450,185 and 955,876,116 shares issued, and 941,450,185 and 927,776,552 shares outstanding as of December 31, 2020 and 2021, respectively)	639	633	99
Additional paid-in capital	16,442,721	15,714,015	2,465,872
Accumulated deficit	(9,345,102)	(11,816,229)	(1,854,224)
Accumulated other comprehensive loss	(70,303)	(109,790)	(17,228)
TOTAL SHAREHOLDERS' EQUITY	7,027,955	3,788,629	594,519
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,029,480	3,790,206	594,765

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
Expenses and income/(loss)
Operating expenses	(203,191)	(513,407)	(358,458)	(56,249)
Interest income	25,327	18,955	29,633	4,650
Foreign exchange loss	—	—	(311)	(49)
Other operating income	—	101	13,334	2,092
Equity in losses of subsidiaries, VIE and VIE's subsidiaries	(1,491,917)	(1,210,825)	(2,155,325)	(338,218)
Net loss and net loss attributable to the Company	(1,669,781)	(1,705,176)	(2,471,127)	(387,774)
Accretion of convertible redeemable preferred shares	(795,015)	(375,649)	—	—
Net loss available to ordinary shareholders	(2,464,796)	(2,080,825)	(2,471,127)	(387,774)
Net Loss	(1,669,781)	(1,705,176)	(2,471,127)	(387,774)
Other comprehensive loss
Foreign currency translation adjustments	(446)	(209,963)	(39,487)	(6,196)
Total comprehensive loss	(1,670,227)	(1,915,139)	(2,510,614)	(393,970)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASHFLOW

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
Net cash provided by operating activities	10,460	1,571	42,829	6,722
Net cash used in investing activities	(1,586,628)	(20,652)	(4,001,123)	(627,864)
Net cash provided by/(used in) financing activities	—	5,181,447	(936,655)	(146,982)
Effect of foreign exchange rate changes on cash and cash equivalents	(10,522)	(173,133)	(22,483)	(3,528)
Net increase/(decrease) in cash and cash equivalents	(1,586,690)	4,989,233	(4,917,432)	(771,652)
Cash and cash equivalents, beginning of the year	1,627,263	40,573	5,029,806	789,286
Cash and cash equivalents, end of the year	40,573	5,029,806	112,374	17,634

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

(1)	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include condensed financial information as to the changes in equity as such financial information is the same as the consolidated statements of changes in shareholders’ equity.
(2)	The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as "Investment in subsidiaries, VIE and VIE’s subsidiaries" and the subsidiaries and VIE’s profit or loss as "Equity in losses of subsidiaries, VIE and VIE’s subsidiaries" on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE in investment in and amount due from subsidiaries, VIE and VIE’s subsidiaries even though the parent company is not obligated to provide continuing support or fund losses.
(3)	For the years ended December 31, 2019, 2020 and 2021, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.
(4)	For the years ended December 31, 2019, 2020, and 2021, transfer of due from subsidiaries, VIE and VIE's subsidiaries to investment in subsidiaries, VIE and VIE's subsidiaries amounted to RMB438,914, nil and nil, respectively.