Form 20-F
period 2022-12-31
Dada Nexus Ltd
filed 2023-04-25
CIK 1793862

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022.

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

1,021,923,242 ordinary shares (excluding 59,434,452 ordinary shares comprising of (i) ordinary shares issued to trust and reserved for future exercise of certain granted share options under the 2015 Plan and (ii) ordinary shares in the form of ADSs held in treasury), par value US$0.0001 per share, as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒Yes   ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Dada Nexus Limited is not a Chinese operating company but rather a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China and through contractual arrangements with the variable interest entities based in China. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services. Therefore, we operate such business in China through the variable interest entity, Shanghai Qusheng, which we refer to as the VIE in this annual report, and rely on contractual arrangements among our PRC subsidiaries, the VIE and two of its shareholders to control the business operations of the VIE. Revenues contributed by the VIE accounted for 0.1%, 0.2% and 0.2% of our total net revenues for the fiscal years 2020, 2021 and 2022, respectively. As used in this annual report, “Dada” refers to Dada Nexus Limited, and “we,” “us,” “our company” or “our” refers to Dada Nexus Limited and its subsidiaries, and, in the context of describing our operations and the consolidated financial information, the VIE and its subsidiaries in China. Holdings of our ADSs thus are not holding all equity interest in the VIE in China through holding equity interest in Dada Nexus Limited, a Cayman Islands holding company.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Dada and its investors may never have a complete direct ownership interest in the VIE or in the businesses that are conducted by the VIE, and the VIE structure provides contractual exposure to foreign investment in the companies which involve foreign investment restrictions. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This may result in the VIE being deconsolidated, which would materially and adversely affect our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ordinary shares or our ADSs may decline significantly in value or become worthless. As such, the VIE structure involves unique risks to investors of our holding company. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals or filing procedures on offerings conducted overseas by and foreign investment in China-based issuers, the use of VIE structure, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Pursuant to the Holding Foreign Companies Accountable Act, or HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Dada Nexus Limited, our Cayman Islands holding company, or the Parent, transfers cash to our wholly-owned Hong Kong subsidiary, by making capital contributions or providing loans, and our Hong Kong subsidiary transfers cash to our PRC subsidiaries by making capital contributions or providing loans to them. Because the Parent and its subsidiaries control the VIE partly through contractual arrangements, they are not able to make 100% direct capital contribution to the VIE and its subsidiaries. However, they may transfer cash to the VIE by loans or by making payment to the VIE for inter-group transactions. For the years ended December 31, 2020, 2021 and 2022, the Parent made capital contributions to the Hong Kong subsidiary of RMB1.3 billion, RMB3.5 billion and RMB2.5 billion, respectively. For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to U.S. investors. As Dada Nexus Limited is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operations, and in addition enjoy all economic benefit and receive service fees from the VIE pursuant to the exclusive business cooperation agreement with the VIE. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to distribute earnings or pay dividends to us. For more detailed discussion of how cash is transferred between the Parent, our subsidiaries and the VIE, see “Cash Transfers and Dividend Distribution” at the outset of Part I.

Except where the context otherwise requires and for purposes of this annual report only:

●	“active consumer” for a specified period are to a consumer account that placed at least one order on JDDJ through a desktop or mobile device during the specified period, regardless of whether the products are sold, delivered or returned. We treat each account as a separate consumer for purposes of calculating active consumers, although certain consumers may have set up more than one account;
●	“active rider” for a specified period are to a rider who delivered at least one order on Dada Now during the specified period;
●	“ADSs” are to the American depositary shares, each of which represents four ordinary shares;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Dada” are to Dada Nexus Limited;
●	“we,” “us,” “our company” and “our” are to Dada Nexus Limited, our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and the consolidated financial information, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity in China, including, but not limited to, Shanghai Qusheng, the VIE;

●	“GMV” are to the total value of all orders placed on JDDJ through our website and mobile applications, regardless of whether the goods are sold or delivered or whether the goods are returned, inclusive of delivery and packaging charges;
●	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;
●	“the VIE” are to Shanghai Qusheng Internet Technology Co., Ltd., or Shanghai Qusheng;
●	“our WFOEs” are to Shanghai JD Daojia Yuanxin Information Technology Co., Ltd., or Shanghai JDDJ, Dada Glory Network Technology (Shanghai) Co., Ltd., or Dada Glory, and Shanghai Xianshi Express Delivery E-Commerce Co., Ltd.;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“tier 1 and tier 2 cities” are to (i) tier 1 cities in China, which are Beijing, Shanghai, Guangzhou and Shenzhen and (ii) tier 2 cities in China, which are Hangzhou, Nanjing, Jinan, Chongqing, Qingdao, Dalian, Ningbo, Xiamen, Tianjin, Chengdu, Wuhan, Harbin, Shenyang, Xi’an, Changchun, Changsha, Fuzhou, Zhengzhou, Shijiazhuang, Suzhou, Foshan, Dongguan, Wuxi, Taiyuan, Hefei, Kunming, Nanchang, Nanning and Wenzhou; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

PART I

Explanatory Note

Dada is a Cayman Islands holding company with 50% equity ownership in the VIE. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE, with which we have maintained contractual arrangements. Holdings of our ADSs thus are not holding all equity interest in the VIE in China through holding equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating certain of our businesses do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ordinary shares or our ADSs may decline significantly in value.

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

Our Holding Company Structure and VIE Contractual Arrangements

Dada Nexus Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIE and its subsidiaries. Our value-added telecommunication services in the PRC have been conducted through the VIE in order to comply with the PRC laws and regulations, which prohibit or restrict control of companies involved in the provision of value-added telecommunication services. Revenues contributed by the VIE accounted for 0.1%, 0.2% and 0.2% of our total net revenues for the fiscal years 2020, 2021 and 2022, respectively. Holdings of our ADSs are not holding all equity interest in the VIE in China through holding equity interest in a holding company incorporated in the Cayman Islands.

The following diagram illustrates our corporate structure as of March 31, 2023, including our principal subsidiaries, the VIE and the VIE’s principal subsidiaries:

(1)(1)Dada Glory, Jiangsu Jingdong Bangneng Investment Management Co., Ltd. and Mr. Jun Yang each holds 50.0%, 47.3% and 2.7% of the equity interests in Shanghai Qusheng, respectively. Jiangsu Jingdong Bangneng Investment Management Co., Ltd. is an affiliate of, JD Group, the controlling shareholder of our company. Mr. Jun Yang is a beneficial owner of our company and serves as the chief technology officer of our company. See also “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Affiliated Entity and Two of Its Shareholders.”

A series of contractual agreements, including powers of attorney, share pledge agreements, exclusive business cooperation agreement, exclusive option agreements and spouse consent letter, have been entered into by and among Dada Glory, the VIE and two of its shareholders. In particular, through:

(i)	the powers of attorney, pursuant to which two shareholders of the VIE have each irrevocably authorized Dada Glory, or any person designated by Dada Glory to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIE, and spousal consent letter, pursuant to which spouse of the individual shareholder of the VIE agreeing that the equity interests in the VIE held by and registered under the name of the individual shareholder will be disposed pursuant to the contractual agreements with Dada Glory, without seeking further authorization or consent of such spouse;
(ii)	the exclusive business cooperation agreement, pursuant to which Dada Glory has the exclusive right to provide the VIE with complete business support and technical and consulting services and the VIE agrees to pay Dada Glory service fees at an amount equals to 100% of the net income generated by the VIE; and
(iii)	the exclusive option agreements, pursuant to which two shareholders of the VIE has irrevocably granted Dada Glory, or any person designated by Dada Glory, an exclusive option to purchase all or part of its equity interests in the VIE. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Affiliated Entity and Two of Its Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE, and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The contractual arrangements with the VIE and Two of its shareholders may not be as effective as direct ownership in providing operational control,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Certain shareholders of the VIE may have actual or potential conflicts of interest with us.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of Dada Glory with respect to its contractual arrangements with the VIE and the two shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we are or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China —Uncertainties with respect to the PRC legal system could adversely affect us.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries, the VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIE and its subsidiaries in the PRC, including, among others, the License for Value-added Telecommunications Services, or VATS License, Food Operation License, Internet Drug Information Service Qualification Certificate, Road Transportation Operation License, Filing Certificate of the Single-purpose Prepaid Card and Filing Certificate of Third-party Platform of Medical Device Online Transaction. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.”

Furthermore, in connection with issuance of securities to foreign investors, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the China Securities Regulatory Commission, or the CSRC published the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines, or the Filing Rules. The Filing Rules came into effect on March 31, 2023, and the CSRC started to accept filing applications from March 31, 2023. The Filing Rules set out new filing procedures for China-based enterprises seeking direct or indirect listings and offerings in overseas markets. The Filing Rules require that China-based enterprises seeking to offer and list securities in overseas markets complete certain post-application filing procedures with the CSRC. Failure to complete such filing may subject a PRC domestic enterprise to an order of rectification, a warning or a fine between RMB1 million and RMB10 million. However, as of the date of this annual report, uncertainties exist regarding the interpretation and implementation thereof.

As of the date of this annual report, we, our PRC subsidiaries and the VIE are not required to obtain any necessary permission from, or complete any filing with, the CSRC, Cyberspace Administration of China, or the CAC or any other entity in connection with our operation and our prior initial public offering under any currently effective PRC laws, regulations, and regulatory rules. However, if we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2020	2021	2022

	(RMB in millions)
Capital contributions from Parent to Hong Kong subsidiary	1,289	3,464	2,532
Capital contributions from Hong Kong subsidiary to PRC subsidiaries	1,289	803	—
Loans from Hong Kong subsidiary to PRC subsidiaries	—	1,925	2,852
Amounts paid by PRC subsidiaries to the VIE	55	208	40

The VIE may transfer cash to Dada Glory by paying service fees according to the exclusive business cooperation agreement. Pursuant to these agreement between the VIE and Dada Glory, Dada Glory has the exclusive right to provide the VIE with complete business support and technical and consulting services. Without Dada Glory’s prior written consent, the VIE may not accept any consultations and/or services regarding the matters contemplated by this Agreement provided by any third party during the term of the agreement. The VIE agrees to pay Dada Glory service fees at an amount equals to 100% of the net income generated by the VIE, which should be paid on a monthly basis. Considering the future operating and cashflow needs of the VIE, for the years ended December 31, 2020, 2021 and 2022, no service fees were charged to the VIE by Dada Glory, no payments were made by the VIE under the agreement. If there is any amount payable to Dada Glory under the VIE agreements, the VIE will settle the amount accordingly.

For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to U.S. investors.

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

As Dada Nexus Limited is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operations, and in addition enjoy all economic benefit and receive service fees from the VIE pursuant to the exclusive business cooperation agreement with the VIE. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to distribute earnings or pay dividends to us. Under PRC law, each of our subsidiaries and the VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and the VIE in China may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE and declaration and payment of withholding tax. Additionally, if our PRC subsidiaries and the VIE incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans to our PRC subsidiaries and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Financial Information Related to the VIE

The following table presents the condensed consolidating balance sheet data for the VIE and other entities as of the dates presented.

	For the Year Ended December 31, 2022
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents and restricted cash	76,610	1,577,291	13,968	—	1,667,869
Short-term investment	1,253,628	1,448,896	—	—	2,702,524
Accounts receivable, net	—	313,129	373	—	313,502
Amount due from related parties	—	1,058,299	2,688	—	1,060,987
Investment in and amount due from intergroup companies	4,102,926	2,048,679	—	(6,151,605)	—
Other assets-current	15,921	595,285	4,122	—	615,328
Property and equipment, net	—	16,765	84	—	16,849
Goodwill	—	788,774	—	168,831	957,605
Intangible assets, net	1,554,155	101,863	9,302	—	1,665,320
Operating lease right-of-use assets	—	37,592	—	—	37,592
Other assets-non-current	—	8,131	92	—	8,223
Total assets	7,003,240	7,994,704	30,629	(5,982,774)	9,045,799
Payable to riders and drivers	—	794,016	304	—	794,320
Amount due to related parties	—	146,037	966	—	147,003
Amount due to intergroup companies	—	—	266,498	(266,498)	—
Other liabilities-current	3,520	1,022,655	15,559	—	1,041,734
Operating lease liabilities	—	24,460	—	—	24,460
Non-current operating lease liabilities	—	16,574	—	—	16,574
Deferred tax liabilities	—	21,988	—	—	21,988
Total liabilities	3,520	2,025,730	283,327	(266,498)	2,046,079

	For the Year Ended December 31, 2021
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents and restricted cash	112,374	454,515	3,961	—	570,850
Short-term investment	528,909	665,000	—	—	1,193,909
Accounts receivable, net	—	351,564	760	—	352,324
Amount due from related parties	—	840,191	476	—	840,667
Investment in and amount due from intergroup companies	2,959,723	2,005,076	—	(4,964,799)	—
Other assets-current	3,163	478,911	3,287	—	485,361
Property and equipment, net	—	37,310	245	—	37,555
Goodwill	—	788,774	—	168,831	957,605
Intangible assets, net	186,037	135,342	10,938	—	332,317
Operating lease right-of-use assets	—	76,020	791	—	76,811
Other assets-non-current	—	433,088	93	—	433,181
Total assets	3,790,206	6,265,791	20,551	(4,795,968)	5,280,580
Payable to riders and drivers	—	580,579	404	—	580,983
Amount due to related parties	—	71,728	32	—	71,760
Amount due to intergroup companies	—	—	222,928	(222,928)	—
Other liabilities-current	1,577	716,087	12,542	—	730,206
Operating lease liabilities	—	35,567	192	—	35,759
Non-current operating lease liabilities	—	45,831	412	—	46,243
Deferred tax liabilities	—	27,000	—	—	27,000
Total liabilities	1,577	1,476,792	236,510	(222,928)	1,491,951

The following table presents the condensed consolidating statements of operations for the VIE and other entities for the periods presented.

	For the Year Ended December 31, 2022
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net Revenues	—	9,351,826	23,324	(7,555)	9,367,595
Net loss	(2,008,005)	(1,359,817)	(29,188)	1,389,005	(2,008,005)

	For the Year Ended December 31, 2021
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net Revenues	—	6,853,158	15,835	(2,731)	6,866,262
Net loss	(2,471,127)	(2,099,415)	(55,910)	2,155,325	(2,471,127)

	For the Year Ended December 31, 2020
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net Revenues	—	5,736,696	3,293	—	5,739,989
Net loss	(1,705,176)	(1,161,084)	(49,741)	1,210,825	(1,705,176)

The following table presents condensed consolidating cash flow data for the VIE and other entities for the years ended presented.

	For the Year Ended December 31, 2022
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	16,869	(972,316)	10,007	—	(945,440)
Net cash used in investing activities	(3,126,808)	(431,793)	—	2,532,208	(1,026,393)
Net cash provided by financing activities	3,061,020	2,526,042	—	(2,532,208)	3,054,854

	For the Year Ended December 31, 2021
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	42,829	(2,704,717)	4,308	—	(2,657,580)
Net cash used in investing activities	(4,001,123)	(148,788)	(859)	3,464,107	(686,663)
Net cash provided by (used in) financing activities	(936,655)	2,846,257	—	(3,464,107)	(1,554,505)

	For the Year Ended December 31, 2020
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	1,571	(1,110,313)	535	—	(1,108,207)
Net cash used in investing activities	(20,652)	(1,497,843)	(59)	1,288,797	(229,757)
Net cash provided by financing activities	5,181,447	1,998,900	—	(1,288,797)	5,891,550

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

Risks Related to Our Business and Industry

●	Our business and growth are significantly affected by the future growth and proliferation of local on-demand retail and delivery industries, which are new and rapidly evolving. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business and growth are significantly affected by the future growth and proliferation of local on-demand retail and delivery industries, which are new and rapidly evolving” on page 16 for details;
●	Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter” on page 16 for details;
●	Any deterioration in our relationship with our major strategic investors may adversely affect our prospectus and business operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Any deterioration in our relationship with our major strategic investors may adversely affect our prospectus and business operations” on page 17 for details;
●	We have a history of net losses and negative cash flows from operating activities, which may continue in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We have a history of net losses and negative cash flows from operating activities, which may continue in the future” on page 18 for details;
●	Our concentration on a small number of customers could adversely affect our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Our concentration on a small number of customers could adversely affect our business and results of operations” on page 18 for details;
●	We face intense competition and could lose market share, which could adversely affect our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We face intense competition and could lose market share, which could adversely affect our results of operations” on page 19 for details;
●	Any harm to Dada Now and JDDJ brands or reputation may materially and adversely affect our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any harm to Dada Now and JDDJ brands or reputation may materially and adversely affect our business and results of operations” on page19 for details;

●	The status of our riders as independent contractors of retailers, merchants or individual senders on our platforms may be challenged. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— The status of our riders as independent contractors of retailers, merchants or individual senders on our platforms may be challenged” on pages 19 and 20 for details;
●	Our historical growth rate may not be indicative of our future performance and if we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our historical growth rate may not be indicative of our future performance and if we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected” on page 20 for details;
●	If we fail to cost-effectively attract new retailers and merchants to our platforms, or to maintain relationships with existing retailers and merchants, our business and results of operations could be adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— If we fail to cost-effectively attract new retailers and merchants to our platforms, or to maintain relationships with existing retailers and merchants, our business and results of operations could be adversely affected” on pages 20 and 21 for details.

Risks Related to Our Relationship with JD Group

●	We may have conflicts of interest with JD Group and, because of JD Group’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Relationship with JD Group—We may have conflicts of interest with JD Group and, because of JD Group’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us” on page 39 for details;
●	JD Group will control the outcome of shareholder actions in our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Relationship with JD Group—JD Group will control the outcome of shareholder actions in our company” on page 40 for details;
●	We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Relationship with JD Group — We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies” on page 40 for details;

Risks Related to Our Corporate Structure

●	Dada is a Cayman Islands holding company with no equity ownership in the VIE. We conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE and its subsidiaries, with which we have maintained contractual arrangements. Holdings of our ADSs thus are not holding all equity interest in our operating entities in China through holding equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 45 for details;

●	The PRC government has significant oversight and discretion over our business operations, and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs” on page 45 for details;
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” on page 45 for details;
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 52 for details;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 55 for details;
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 55 for details;

Risks Related to Our ADSs

●	The trading price of the ADSs may be volatile, which could result in substantial losses to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—he trading price of the ADSs may be volatile, which could result in substantial losses to investors” on pages 56 and 57 for details;
●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline” on page 57 for details;
●	Techniques employed by short sellers may drive down the market price of the ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Techniques employed by short sellers may drive down the market price of the ADSs” on page 57 for details;

Risks Related to Our Business and Industry

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

Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.

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

Our business has benefited from our collaborations with our major strategic investors, some of which are also our customers, such as JD Group and Walmart Group, and we expect to continue to be reliant on them for the foreseeable future. As of March 31, 2023, JD Group and Walmart Group each holds approximately 53.0% and 9.3% equity interests of our Company, respectively. For more details of JD Group’s and Walmart Group’s beneficial ownership in our equity securities, please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” We derive a significant portion of revenue from providing last-mile delivery services to JD Group, as well as from performing omni-channel services to Walmart Group. Please see “—Our concentration on a small number of customers could adversely affect our business and results of operations.” for more details of our reliance on these two strategic investors.

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

We rely on JD Group for traffic support and supply chain cooperation. We also historically relied on JD Group on certain operational support services, including logistic cooperation, marketing and promotion services, and other managerial services.

We cannot assure you that we will continue to maintain our cooperative relationships with our major strategic investors and their respective affiliates in the future. Our current cooperation landscape with JD Group and Walmart Group are set forth in our business cooperation agreements with them, respectively, covering our collaboration with JD Group regarding user traffic and supply chain cooperation, and our collaboration with Walmart Group regarding omni-channel initiative and expansion plan. However, we may not be able to successfully extend or renew our business cooperation agreements with JD Group and Walmart Group upon expiration of the current terms or early termination of the agreements on commercially reasonable terms or at all and may therefore be prohibited or restricted to conduct relevant business. This could materially disrupt our operations and result in significant alternative expenses, which could adversely affect our reputation, business, financial condition and results of operations. For details of the terms of our business cooperation agreements with JD Group and Walmart Group, please see “Item 4. Information on the Company—B. Business Overview—Our Controlling Shareholder and Strategic Partners.”

For more discussions on risks related to our relationship with JD Group, our controlling shareholder, please see “D. Risk Factors—Risks Related to Our Relationship with JD Group.”

We have a history of net losses and negative cash flows from operating activities, which may continue in the future.

We have incurred net losses and negative cash flows from operating activities each year since our inception and we may not be able to achieve or maintain profitability or positive cash flow in the future. We incurred net losses of RMB1,705.2 million, RMB2,471.1 million and RMB2,008.0 million (US$291.1 million) in 2020, 2021 and 2022, respectively. Net cash used in our operating activities was RMB1,108.2 million, RMB2,657.6 million and RMB945.4 million (US$137.1 million) in 2020, 2021 and 2022, respectively.

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

We derive a substantial portion of our net revenue from a relatively small number of customers, including JD Group, Walmart Group and Yonghui. Although we plan to expand and diversify our customer base, we still expect to be reliant on our major customers, some of which are also our major strategic investors, including JD Group and Walmart Group, for the foreseeable future. In particular, we expect that JD Group and Walmart Group will continue to account for an important portion of service revenues generated by Dada Now platform, and Walmart Group and Yonghui, collectively, will continue to account for an important portion of our revenues generated by JDDJ platform for the foreseeable future. In 2020, 2021 and 2022, 38.6%, 13.9% and 20.3% of our net revenues were derived from services provided to JD Group, respectively. Walmart Group became a related party of ours in August 2018, and in 2020, 2021 and 2022, 13.8%, 20.2% and 21.6% of our net revenues were derived from services provided to Walmart Group, respectively.

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

We rely on retailers to offer products that appeal to our existing and potential consumers at attractive prices on our JDDJ platform and rely on merchants to generate delivery demands on our Dada Now local on-demand delivery platform. Our success depends in part on our ability to cost-effectively attract new retailers and merchants to our platforms and to maintain relationships with existing retailers and merchants. We must continue to provide retailers and merchants with on-demand delivery infrastructure, commercial support, technology support of comprehensive retail solutions, and operational insights. If we fail to provide these services comparable or superior to those of our competitors, we may fail to attract new retailers and merchants to our platforms, or to maintain relationships with existing retailers and merchants. Merchants may also choose our competitors if they charge lower service or other fees, or if our competitors provide more types of or more effective empowering services, or the merchants being acquired by or merged into our competitors, or form strategic alliance with our competitors.

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

We are subject to domestic laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personally identifiable information with respect to our customers and employees including any requests from regulatory and government authorities relating to this data. Further, PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. For example, on December 28, 2012, the Standing Committee of the National People’s Congress, or the SCNPC promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. On July 16, 2013, Ministry of Industry and Information Technology, or the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. On August 29, 2015, the SCNPC promulgated the Ninth Amendment to the Criminal Law, which became effective on November 1, 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. On November 7, 2016, the SCNPC promulgated the PRC Cybersecurity Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, or the Data Security Law, which took effect on September 1, 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Security Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any authority and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services.

On November 14, 2021, the CAC released the Network Data Security Management Regulations  (Draft for Comments), or the Draft Regulations, and will accept public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” See “Item 4. Information on the Company—B. Business Overview—Regulation.” In addition to the cybersecurity review, the Draft Regulations requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If the final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, the Draft Regulations were released for public comments only, and their respective provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States, such as us. We cannot predict the impact of the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. On December 28, 2021, the CAC, together with other relevant government authorities in China issued the Measures for Cybersecurity Review (2021 version), which became effective on February 15, 2022. Pursuant to the measures, critical information infrastructure operators that procure internet products and services, and data processing operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The measures further stipulate that an online platform operator holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review when it seeks to list overseas. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, or the Security Assessment Measures, which took effect on September 1, 2022. The Security Assessment Measures regulate the security assessment of important data and personal information collected and generated within the territory of China and transferred overseas by a data processor during its operation. According to the Security Assessment Measures, where a data processor transfers data overseas under relevant circumstances, it shall apply to the relevant provincial department of the CAC for a security assessment. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis and are not required to go through cybersecurity review by the CAC. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. In particular, if it is determined in the future that the approval of the CAC or any other regulatory authority is required for our offering, any failure to complete such procedures for our offshore offerings, would subject us to sanctions by the CAC or other PRC regulatory authorities. See “—Risks Related to Doing Business in China—We may be required to complete filing procedures with the CSRC in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.” Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Our mobile apps and websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation.”

The PRC Cybersecurity Law, the Data Security Law, the Personal Information Protection Law and Civil Code are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information”, “network data” or “important data” under the PRC Cybersecurity Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.

We are constantly in the process of evaluating the potential impact of the laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. We believe, to the best of our knowledge, that our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects. We have taken and will continue to take reasonable measures to comply with such laws and regulations.

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

We may incur additional capital expenditure to support the expansion of our new value-added services to retailers and brand owners. In addition, due to the limited operating history of these new business offerings, it is difficult to predict future revenues, which could be subject to seasonality. Any failure in managing expenditures and evaluating customer demands could materially and adversely affect the prospects of achieving profitability of and recouping our investments in this new business offering and our overall financial condition.

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

Our business is subject to intense regulation, and we are required to hold a number of licenses and permits in connection with our business operation, including, but not limited to, the License for Value-added Telecommunications Services, or VATS License, Retail Liquor License, Internet Drug Information Service Qualification Certificate, Filing Certificate of the Single-purpose Prepaid Card and Filing Certificate of Third-party Platform of Medical Device Online Transaction. We hold all material licenses and permits described above and are applying for certain filings with the government authorities and modification of certain licenses and permits.

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

New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. For example, our crowdsourced delivery business currently has no clear regulatory authority or governing laws and regulations as such industry are relatively nascent and is at its early stage of development, however, new requirements regarding approvals, licenses or permits may be implemented in the future along with rapid industrial evolution. In addition, E-commerce Law promulgated by the SCNPC, which took effect on January 1, 2019, establishes additional standards in the e-commerce industry, and intensified the responsibility of third-party platforms. Further, the Foreign Investment Law, which was promulgated on March 15, 2019 and came into force on January 1, 2020, replaced the existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. See “—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.”

Changes to our pricing methodologies could adversely affect our ability to attract or retain retailers, merchants, consumers, individual senders and riders.

Demand for our services is highly sensitive to the delivery price, the rates for time and distance, the subsidies paid to consumers and the fees we charge retailers, merchants and individual senders. Many factors, including operating costs, legal and regulatory requirements or constraints and our current and future competitors’ pricing, and marketing strategies, could significantly affect our pricing strategies. Certain of our competitors offer, or may in the future offer, lower-priced or a broader range of services. Similarly, certain competitors may use marketing strategies that enable them to attract or retain new qualified retailers, merchants and new riders at a lower cost than us. Although we do not intend to compete with aggressive pricing policies which are not beneficial to long-term growth, there can be no assurance that we will not be forced, through competition, regulation or otherwise, to reduce the price of delivery for riders, increase the consumer incentives offered to the consumers on our platforms, reduce the fees we charge retailers, merchants, or increase our marketing and other expenses to attract and retain qualified merchants and riders in response to competitive pressures.

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

We follow the industry practice to first receive payments from participants for all products sold on our JDDJ platform and the services provided on our Dada Now platform, and then settle with retailers on our JDDJ platform and riders on our Dada Now platform. This practice is under increasingly strict scrutiny from regulators, particularly the People’s Bank of China, or the PBOC. For example, on June 14, 2010, the PBOC promulgated the Administrative Measures on Payment Services Provided by Non-Financial Institutions which provides that a non-financial institution offering payment services shall obtain the Payment Business License and qualify as a paying institution. Furthermore, on November 13, 2017, the PBOC published the Notice on Further Strengthening the Remediation of Unlicensed Business Payment Services, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. Subsequent to this regulation, we have established a payment safeguard and settlement mechanism together with commercial banks, through which the banks help open restricted settlement accounts to receive payments from our consumers or users first, and then distribute the total payment to retailers, riders and us, and we submit relevant transaction materials to the banks for their review. However, uncertainties still exist as to whether this system is considered fully compliant with the PRC laws and regulations, in particular the PBOC Notice. We cannot assure you that the PBOC or other governmental authorities will find our current or planned new settlement mechanisms to be in compliance with the PBOC Notice. If the PBOC or other relevant governmental authorities consider our current or planned new settlement mechanisms not fully compliant with the PRC regulations, we may need to adjust our business and cooperation model with the commercial banks and third-party payment service providers, and be subject to penalties and orders to rectify which may result in higher payment processing cost, and any of these events may materially and adversely affect our growth potential, business and results of operations.

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

Our success heavily depends upon the continued efforts of our management. In particular, we rely on the expertise and experience of Mr. Lijun Xin, our chairman, and Mr. Jeff Huijian He, our president, and other executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Further, if any of our senior management joins a competitor or forms a competing business, we may lose retailers, merchants, consumers, individual senders, know-how and key professionals and staff members. Although our senior management has entered into employment agreements and confidentiality and non-competition agreements with us, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company. As a result, our business may be severely disrupted due to the loss of services of one or more members of our management, and our financial condition and results of operations may be materially and adversely affected.

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

We adopted our 2015 Equity Incentive Plan, as amended and restated, which we refer to as the 2015 Plan, and our 2020 Share Incentive Plan, as amended and restated, which we refer to as the 2020 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to secure and retain the services of eligible award recipients and to provide incentives for such persons to exert maximum efforts for our success. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2015 Plan and the 2020 Plan, we are authorized to grant options, share appreciation rights, restricted share awards, restricted share unit awards and other types of share awards. As of March 31, 2023, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 61,605,996 ordinary shares, and we have outstanding options with respect to 39,462,804 ordinary shares and 16,021,685 outstanding restricted share units granted to our employees, directors and consultants under the 2015 Plan. As of March 31, 2023, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2020 Plan is 74,676,885 ordinary shares, and options to purchase a total of 1,190,468 ordinary shares and 19,816,744 restricted share units are outstanding under the 2020 Plan. We have incurred and will continue to incur substantial share-based compensation expenses in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Further, we may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our equity incentive plan from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges in future reporting periods. For further information on our equity incentive plan and information on our recognition of related expenses, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

In addition, new laws and regulations may be enforced from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. For example, our crowdsourced local on-demand delivery business currently has no clear regulatory authority or governing laws and regulations as such industry are relatively nascent and is at its early stage of development, and we expect to experience strengthened regulatory environment along with rapid industrial evolution. If the regulatory or administrative authorities impose new requirements relating to, among other things, new and additional licenses, permits and approvals or governance or ownership structures on us for operating crowdsourced delivery in the future, we will be subject to fines and penalties due to any past non-compliances, increased future compliance costs, heightened challenges and uncertainties, and restrictions upon our current or future operations. On September 11, 2020, the State Administration for Market Regulation, or SAMR issued Anti-monopoly Compliance Guideline for Operators, which encourages, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. Furthermore, on February 7, 2021, the Anti-monopoly Committee of the State Council further published the Anti-monopoly Guidelines for the Internet Platform Economy Sector, or Guideline, which became effective on the same day, aiming at specifying some of the circumstances under which an activity of Internet platform may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. As of the date of this annual report, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly. However, as the Guideline is newly enacted, uncertainties still exist in relation to its interpretation and implementation. Due to the varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and/or materially and adversely affect our financial conditions, operations and business prospects. In addition, our success, or perceived success, and increased visibility may also drive some businesses that perceive our business model negatively to raise their concerns to local policymakers and regulators. These businesses and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes, or seek to have, a market presence in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede our business and the ability of riders to utilize our platforms. If we are unable to manage these risks, our business and results of operations could be materially and adversely affected.

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

The COVID-19 epidemic has had and could continue to have an adverse impact on our business, operating results and financial condition.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was curtailed. As a result, our operations were impacted by delays in business activities, commercial transactions and general uncertainties surrounding the duration of the government’s business and travel restrictions. Certain customers required and may require additional time to pay us, which temporarily increased and could temporarily increase the amount of accounts receivable and negatively affect our cash flows. Our acquisition of new consumers through referrals by staff at the retailer stores were adversely affected when government authorities imposed strict offline pandemic control measures. Moreover, we took a series of measures in response to the epidemic to protect our employees, including, among others, temporary closure of our offices, remote working arrangements for our employees and canceling business meetings and travels. These measures reduced the capacity and efficiency of our operations. We have also provided our riders with masks, hand sanitizers and other protective equipment, which had increased and may continue to increase our operations and support costs. In addition, our business operations were disrupted if any of our employees was suspected of contracting the COVID-19, since our employees could be quarantined and/or our offices be shut down for disinfection. The population in most of the major cities was locked down to a greater or lesser extent at various times, including our riders, which caused temporary disruptions to our operations as we rely on the riders to provide to deliver products sold on JDDJ and our other cooperated platforms and retailers, and to provide local on-demand delivery services to orders placed through Dada Now.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused disruption to our operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as discretionary consumption may be limited. Our customers, in particular, the retail stores, will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

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

In connection with the audits of the consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. The material weakness that was identified relates to our lack of detailed accounting policies in certain areas and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. The material weakness, if not remediated timely, may lead to material misstatements in the consolidated financial statements. We have historically restated the consolidated financial statements for the two years ended December 31, 2017 due to material accounting errors.

Following the identification of the material weakness, we took measures to remediate these control deficiencies. As the result of these measures, the material weakness in our internal control over financial reporting identified had been fully remedied as of December 31, 2021. In connection with the audit of our financial statements for the fiscal year ended December 31, 2022, we did not identify any material weakness in our internal controls over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures—Management's Annual Report on Internal Control Over Financial Reporting.”

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

Conflicts of interest may arise between JD Group and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Our board members may have conflicts of interest. Our chairman of our board of directors Mr. Lijun Xin is also an employee of JD Group. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for JD Group and us.
●	Sale of shares in our company. JD Group may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be in conflict with the interests of our employees or our other shareholders.
●	Developing business relationships with JD Group’s competitors. So long as JD Group remains our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.
●	Allocation of business opportunities. Business opportunities may arise that both we and JD Group find attractive, and which would complement our businesses. We may be prevented from taking advantage of new business opportunities that JD Group has entered into.

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

As of March 31, 2023, JD Group held 53.0% of our outstanding ordinary shares. JD Group’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and the Nasdaq Stock Market requirements.

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

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

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

Foreign ownership in entities that provision of value-added telecommunication services, with a few exceptions, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%.

We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide internet information services under PRC laws. To comply with PRC laws and regulations, we operate our business through cooperation between the WFOEs and the VIE and its subsidiaries, and each of Shanghai Qusheng, the consolidated variable interest entity, or the VIE, and its subsidiary, JDDJ Youheng, holds a VATS License covering online data processing and transaction processing business (operating e-commerce) and internet information services, and JDDJ Youheng holds a VATS License for call centers. Dada Glory, one of our WFOEs, is our wholly owned PRC subsidiary and a foreign-invested enterprise under PRC laws. Dada Glory has entered into a series of contractual arrangements with the VIE and two of its shareholders, which enable us to:

●	exercise effective control over the VIE;
●	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of the VIE; and
●	have an exclusive option to purchase all or part of the equity interests held by such shareholders in the VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in Dada Glory and these contractual arrangements, we have control over and are the primary beneficiary of the VIE and hence consolidate financial results of the VIE and its subsidiaries into the consolidated financial statements under U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

In the opinion of our PRC counsel, Commerce & Finance Law Offices, (i) the ownership structures of Dada Glory and the VIE, currently do not result in violation of applicable PRC laws and regulations currently in effect; and (ii) the agreements under the contractual arrangements between Dada Glory, the VIE and two shareholders of the VIE governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in violation of applicable PRC laws or regulations currently in effect.

However, Dada is a Cayman Islands holding company with 50% direct ownership in the VIE. We conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE and its subsidiaries, with which we have maintained contractual arrangements. Holdings of our ADSs thus are not holding all equity interest in our operating entities in China through holding equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE which contributes to 0.2% of our revenues in 2022. Our holding company in the Cayman Islands, the VIE and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

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

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIE in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from the consolidated variable interest entity, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIE in the consolidated financial statements in accordance with U.S. GAAP.

The contractual arrangements with the VIE and two of its shareholders may not be as effective as direct ownership in providing operational control.

We have to rely on the contractual arrangements with the VIE and two of its shareholders to operate the business in areas where foreign ownership is restricted, including provision of certain value-added telecommunication services. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and two of its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.

Currently, we have 50% direct ownership of the VIE in China. We partially rely on the performance by the VIE and two of its shareholders of their obligations under the contracts to exercise effective control over the VIE. The two shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIE or two of its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by the VIE or two of its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or two of its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the two shareholders of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be negatively affected.

Certain shareholders of the VIE may have actual or potential conflicts of interest with us.

Currently, we have 50% direct ownership of the VIE in China. The other two shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these two shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For the individual who is also our officer, we rely on him to abide by the laws of the Cayman Islands, which provide that officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The two shareholders of the VIE have executed powers of attorney to appoint Dada Glory or a person designated by Dada Glory to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The other two shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with the VIE and the two shareholders. For example, in the event that the individual shareholder of the VIE divorces his spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIE by us. Similarly, if any of the equity interests of the VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) the spouse of Mr. Jun Yang has executed a spousal consent letter, under which the spouse agrees that she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the VIE and two of its shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of Dada Glory, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

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

On March 15, 2019, the National People’s Congress, or the NPC promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, substantially uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by Ministry of Foreign Trade and Commerce, or the MOFCOM and the National Development and Reform Commission, or the NDRC and took effect on January 1, 2022. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

The VIE holds certain assets that may be critical to the operation of our business. If the other two shareholders of the VIE breach the contractual arrangements and voluntarily liquidate the VIE or its subsidiaries, or if the VIE or its subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if the VIE or its subsidiaries undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

If we exercise the option to acquire equity interest of the VIE, this equity interest transfer may subject us to certain limitations and substantial costs.

Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, promulgated by the State Council on December 11, 2001, as recently amended on March 29, 2022, foreign investors are not allowed to hold more than 50% of the equity interest of any company providing certain value-added telecommunications services.

Pursuant to the contractual arrangements, Dada Glory has the irrevocable and exclusive right to purchase all or any part of the relevant equity interest in the VIE from two of the VIE’s shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. The consideration Dada Glory pays for such purchases will be the lowest price as permitted under applicable PRC laws. This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the Ministry of Commerce, the Ministry of Industry and Information Technology, the State Administration of Market Regulation, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The equity transfer price to be received by the VIE under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.

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

We may be required to complete filing procedures with the CSRC in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.

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

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Filing Rules. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Pursuant to the Filing Rules, PRC domestic enterprises that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. Failure to complete such filing may subject a PRC domestic enterprise to an order of rectification, a warning or a fine between RMB1 million and RMB10 million. Pursuant to these regulations, a domestic enterprise applying for listing abroad shall, among others, complete record filing procedures and report relevant information to the securities regulatory authority as required.

In addition, our future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges and going private transactions, may also be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Filing Rules, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

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

The VIE, Shanghai Qusheng, and its subsidiary, JDDJ Youheng, each currently holds a VATS License for internet information services and online data processing and transaction processing service. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MII (which is the predecessor of the MIIT) on July 13, 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. According to the recent practice in China, if any commercial internet content-related service or online data processing and transaction processing service is to be carried out via mobile apps, such mobile apps are required to be registered on the VATS License of the operator of such mobile apps.

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

The average wage in China has increased in recent years and is expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected. Furthermore, if the riders on our platform believe that their earnings on our platform are not competitive with wages that they can earn elsewhere, either with competitors or in other lines of work, we may have to increase their earnings to ensure an adequate supply of riders on our platform, and we may be unable to pass that cost on to riders. In addition, if riders on our platform are reclassified as employees instead of independent directors, our labor costs will be substantially increased, which could adversely affect our business and results of operations. See also “—Risks Related to Our Business and Industry— The status of our riders as independent contractors of retailers, merchants or individual senders on our platforms may be challenged.”

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

We engage independent third-party service providers to recruit certain third-party workers at our request, such as customer service professionals, and to settle payment of service fees to such third-party service providers for us. However, we cannot preclude the possibility that these workers supplied by third-party service providers may be classified as “dispatched workers” by courts, arbitration tribunals or government agencies. On December 28, 2012, the Labor Contract Law was amended and on January 24, 2014, the Interim Provisions on Labor Dispatch was promulgated, to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers”. For example, the number of dispatched workers may not exceed a certain percentage of the total number of employees and the dispatched workers can only engage in temporary, auxiliary or substitutable work. However, since the application and interpretation of the Labor Contract Law and the Interim Provisions on Labor Dispatch are limited and uncertain, we cannot assure you our business operation will be deemed to be in full compliance with them. If we are found to be in violation of any requirements under the Labor Contract Law, the Interim Provisions on Labor Dispatch or their related rules and regulations, we may be ordered by the labor authority to rectify the non-compliance by entering into written employment contracts with the deemed “dispatched workers”, or be subject to regulatory penalty, other sanction or liability or be subject to labor disputes.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective on March 1, 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation, or SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management personnel and management department are in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

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

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. Pursuant to the SAT Circular 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the Announcement on Issues Relating to the Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37 which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of previous and future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by shareholders or investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under the SAT Circular 7 and SAT Circular 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies on August 8, 2006 and amended on June 22, 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC, or MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-monopoly Law promulgated by the SCNPC which became effective on August 1, 2008 and was recently amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. Where any operator implements concentration in violation of the Anti-monopoly Law, and the concentration has or may have the effect of eliminating or restricting competition, the enforcement department of the State Council shall order it to cease the implementation of concentration, dispose of the shares or assets within a time period, transfer the business within a time period and take other necessary measures to restore to the status before the concentration, and impose a fine of not more than 10% of its sales amount in the previous year; or impose a fine of not more than 5 million yuan if the concentration has no effect of eliminating or restricting competition. In addition, the Rules of the MOFCOM on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by MOFCOM and became effective on September 1, 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and MOFCOM jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021.

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

On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to make payment under the relevant incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Stock Incentive Plans.”

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

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. Beneficial owners of the offshore special purpose vehicle who are PRC residents are also required to make annual filing with the local banks regarding their overseas investment status. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If our shareholders who are PRC residents or entities or our beneficial owners who are PRC residents do not complete their registrations or filings with the local SAFE branches, our PRC subsidiaries may be subject to fines and legal sanctions, and we may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. On February 13, 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, effective on June 1, 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Mr. Jun Yang has completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration or filing requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations, approvals or annual filings required by, SAFE regulations.

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

On December 26, 2017, the NDRC promulgated the Administrative Measures on Enterprise Overseas Investments, or NDRC Order No. 11, which took effect as of March 1, 2018. According to NDRC Order No. 11, non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local MOFCOM branch. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE on July 13, 2009 and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.

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

SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015 and was amended on December 30, 2019, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

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

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

The closing trading price of our ADSs has ranged from US$3.06 to US$13.17 per ADS in 2022. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. The trading performances of other Chinese companies’ securities, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of our conduct. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow;
●	fluctuations in operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new solutions and services and expansions by us or our competitors;
●	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;
●	changes in financial estimates by securities analysts;
●	detrimental negative publicity about us, our competitors or our industry;
●	additions or departures of key personnel;
●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	regulatory developments affecting us or our industry; and
●	potential litigation or regulatory investigations.

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

Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than our memorandum and articles of association and any special resolutions passed by our shareholders, and our register of mortgages and charges), or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat the VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its results of operations in the consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2022 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

In April 2023, JD Group, through its subsidiary, entered into a share subscription agreement with us. Pursuant to the terms of the share subscription agreement, Dada will issue an aggregate of 18,927,876 new ordinary shares to JD Group in consideration for the traffic support offered by JD Group under the business cooperation agreement entered into in April 2023. The closing of the transaction is expected to take place around the end of April or in May 2023. Immediately upon closing, JD Group will hold approximately 53.9% of Dada’s issued and outstanding shares.

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

Dada Now

Dada Now is a leading local on-demand delivery platform, providing both intra-city delivery and last-mile delivery services on an on-demand basis. As of December 31, 2022, our intra-city delivery service covered around 2,200 cities and counties in China, and our last-mile delivery service covered around 2,600 cities and counties in China. Both services covered all the tier 1 and tier 2 cities, and we continue to penetrate into lower- tiered cities. In 2022, our riders collectively delivered 1,908 million orders. In 2020, 2021 and 2022, we delivered more than 10.8 million, 9.5 million and 13.6 million orders on the respective peak day of such period.

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

We act as a local delivery partner for JD Logistics. Orders from JD Logistics accounted for a substantial majority of our total last-mile delivery orders in 2022. We help JD Logistics deliver orders as a last-mile delivery force, especially in peak seasons, such as the anniversary sales promotional campaign of JD.com around June 18 each year and the Singles’ Day promotion period around November 11 each year.

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

JDDJ

JDDJ is a leading local on-demand retail platform in China, benefiting participants including consumers, retailers and brand owners. GMV generated from JDDJ increased reached RMB63,269 million in 2022. As of December 31, 2022, JDDJ covered around 2,000 cities and counties in China. The following diagram outlines the order and fulfillment process of JDDJ.

How JDDJ benefits consumers

Consumers can directly access the JDDJ platform via the JDDJ website and mobile app, Weixin public accounts and mini-programs or through entry points operated by third parties. Through our cooperation with JD, access to JDDJ is embedded into the JD mobile app, JD.com and JD’s Weixin mini-program. In 2022, we had 78.6 million active consumers on JDDJ platform.

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

How JDDJ benefits retailers

We empower retailers to conduct their on-demand retail business in a more efficient way. We help retailers improve sales per square foot and labor efficiency with on-demand delivery infrastructure and technology-based services and solutions. In 2022, JDDJ had more than 228,800 active stores that had orders completed during the year, representing an increase of 55.2% from about 147,400 active stores in 2021.

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

Technology-based services and solutions

We provide comprehensive retail solutions and CRM services to retailers.

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

CRM services. We provide CRM services to help retailers on the JDDJ platform interact with their current and potential consumers. Through our “Membership Pass” program, we help a retailer establish an online membership program or link its existing offline membership program with online consumers to create an omni-channel membership program. Based on such program, we enable the retailer to digitize its customer base. Furthermore, we have built in CRM tools in our “Pan’gu Marketing” system, which allow retailers to send promotional push notifications and text messages. Through such CRM tools, we empower retailers to target and communicate with their members and potential consumers for effective marketing. As of March 31, 2023, our CRM tools embedded in “Pan’gu Marketing” system have been adopted by more than 65,000 stores.

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

How JDDJ benefits brand owners

With the fast growing on-demand retail business, JDDJ acts as an important and efficient promotional channel for brand owners, helping them reach more consumers. Many brand owners have successfully built brand awareness and run brand promotions on our platform. The number of brand owners we directly cooperated with was 282 in 2022.

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

Our Controlling Shareholder and Strategic Partners

JD Group

JD Group, a leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider, is our controlling shareholder, strategic partner and investor. In April 2016, we entered into a business cooperation agreement, or the 2016 BCA, with JD Group covering cooperation in areas such as logistics, user traffic and supply chain, for a term of seven or ten years, depending on the cooperation area, with early termination rights of JD Group in the event of change of control of our Company, or the issuance of our equity interests to adverse persons, primarily being competitors of JD Group or ours, or the shut down or material alteration of substantially all of the operation of JDDJ platform, or our sale or other disposition of substantially all of the operation of JDDJ platform. Under the 2016 BCA, JD Group made a non-compete commitment to us with a term of seven years. In February 2022, we entered into another business cooperation agreement, or the 2022 BCA, with JD Group covering cooperation in areas such as user traffic and search results, for a term of five years. In April 2023, we entered into another business cooperation agreement, or the 2023 BCA, with JD Group covering cooperation in traffic support for a term of three years. As part of our strategic partnership, JD Group offers us the access points embedded into the JD mobile app, JD.com and JD’s Weixin mini-program, which channels us to the consumer traffic available on its platforms. Meanwhile, we act as a local delivery partner for JD Logistics. Orders from JD Logistics accounted for a substantial majority of our total last-mile delivery orders in 2022. Apart from the last-mile delivery service, we are now cooperating with JD Retail to provide retailers with intra-city delivery services of a wide selection of goods, such as grocery, fresh produce and 3C products. We will continue to work closely with JD Group and seek to further expand our service offerings to JD Group.

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

In 2020, 2021 and 2022, 38.6%, 13.9% and 20.3% of our net revenues were derived from services provided to JD Group, respectively. Walmart Group became a related party of ours in August 2018, and in 2020, 2021 and 2022, 13.8%, 20.2% and 21.6% of our net revenues were derived from services provided to Walmart Group, respectively.

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

We have a dedicated in-house research and development team. As of December 31, 2022, this team had 748 members consisting of engineers, product managers, designers, and data analysts. They are engaged in building our technology platform and developing new online and mobile solutions and tools.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, technological know-how, proprietary technologies, and similar intellectual properties as critical to our success. As of December 31, 2022, we mainly owned and used 92 computer software copyrights, nine other copyrights and 106 patents in China for various aspects of our operations and mainly maintained over 2,200 trademark registrations in China. As of December 31, 2022, we had mainly registered or acquired 454 domain names, including imdada.cn and jddj.com, among others.

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations..”

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

Regulation

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors and foreign-owned enterprises are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was first issued in 1995 and amended from time to time. The most updated Catalog was promulgated by the Ministry of Commerce of the PRC, or MOFCOM, and the NDRC, on June 28, 2017 and became effective on July 28, 2017, and contains specific provisions governing market access of foreign capital and stipulates in details the areas of entry pertaining to the categories of encouraged industries for foreign investment, restricted industries for foreign investment and prohibited industries for foreign investment. The Special Administrative Measures for Access of Foreign Investments (2021 Edition) promulgated on December 27, 2021 and became effective on January 1, 2022, or the Negative List 2021, and the Catalog of Encouraged Industries for Foreign Investment (2022 Edition) were promulgated on October 26, 2022 and became effective on January 1, 2023, which totally replaced the Catalog. According to the current regulation, any industry not listed in the Negative List 2021 is a permitted industry and is generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Negative List 2021, the foreign investment in value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

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

Foreign investment law

On March 15, 2019, the NPC, promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which became effective on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law. The Foreign Investment Law mainly stipulates four forms of foreign investments: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within PRC; (b) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within PRC; (c) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (d) foreign investors invest in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council of the PRC. It does not mention the relevant concept and regulatory regime of VIE structures and uncertainties still exist in relation to its interpretation and implementation.

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

Regulations Relating to Value-Added Telecommunications Services

Foreign investment in value-added telecommunications

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001 and most recently amended on March 29, 2022 effective from May 1, 2022. The FITE Regulation stipulates that a foreign-invested telecommunications enterprise in the PRC, or the FITE, must be established as a sino-foreign equity joint venture for operations in the PRC. Under the FITE Regulation and in accordance with WTO-related agreements, the foreign party investing in a FITE engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. The FITE must obtain approvals from the Ministry of Industry and Information Technology, or the MIIT, and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of the FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalogue of Telecommunications Services, or the Telecom Catalog.

On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII (which is the predecessor of the MIIT) promulgated the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MII Notice, which reiterates certain requirements of the FITE Regulations and strengthens the administration by the MII. Under the MII Notice, if a foreign investor intends to invest in PRC value-added telecommunications business, the foreign investor must establish a FITE and apply for the relevant license for value-added telecommunications services, or the VATS License. In addition, a domestic company that holds a license for the provision of value-added telecommunications services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. The MII Notice also requires that each value-added telecommunications services license holder have appropriate facilities for its approved business operations and maintain such facilities in the business regions covered by its license. The value-added telecommunications services license holder shall perfect relevant measures for safeguarding the network and information, establish relevant administrative policies on information safety, set up the procedures for handling network emergencies and information safety and implement the liabilities system for information safety.

Telecommunications regulations

The Telecommunications Regulations of the PRC, or the Telecom Regulations, promulgated on September 25, 2000 and most recently amended on February 6, 2016, are the primary PRC laws governing telecommunications services, which set out the general framework for the provision of telecommunications services by PRC companies. The Telecom Regulations require that telecommunications service providers shall obtain licenses prior to commencing operations. The Telecom Regulations draw a distinction between basic telecommunications services and value-added telecommunications services. The Telecom Catalog, promulgated by MII on February 21, 2003 and issued as an attachment to the Telecom Regulations, and most recently amended by the MIIT on June 6, 2019, identifies internet information services and online data processing and transaction processing as value-added telecommunications services.

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

Mobile internet applications information services

On June 28, 2016, the Cyberspace Administration of China, or the CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was amended on June 14, 2022 and became effective on August 1, 2022. Under the APP Provisions, mobile application providers are prohibited from engaging in any activity that is prohibited by laws and regulations and may endanger national security, disturb the social order, or infringe the legal rights of third parties through mobile applications. The APP Provisions also require application providers to obtain relevant qualifications as required by laws and regulations for providing relevant internet information services through such applications and require application distribution platforms to register with local branches of the CAC within 30 days after its online operation.

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

Online sales of drugs and medical device

On September 20, 1984, the SCNPC promulgated the Drug Administration Law of the PRC, or the Drug Administration Law, which was most recently amended on August 26, 2019, to regulate all entities or individuals engaging in research, manufacture, operation, use, supervision and management of drugs within the PRC. According to the Drug Administration Law, none of the drugs subject to the State’s special control may be distributed online, such as vaccines, blood products, narcotic drugs, psychotropic drugs, toxic drugs for medical use, radioactive drugs and pharmaceutical precursor chemicals. Meanwhile, according to the Drug Administration Law, third-party platform operator shall make record-filing with the competent medical products administration at provincial level. In particular, third-party platform operator shall, in accordance with the law, verify the qualifications of drug marketing license holders and drug distributors that apply for business operation on the platform to ensure the compliance thereof with the statutory requirements and manage drug distribution activities carried out on the platform.

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

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the PRC promulgated by the SCNPC on July 5, 1994 and recently amended on August 26, 2019 and took effect on January 1, 2020, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

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

Regulations Relating to Road Transportation

Pursuant to the Regulations on Road Transportation promulgated by the State Council on April 30, 2004 and most recently amended on March 29, 2022, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transportation on June 16, 2005 and most recently amended on September 26, 2022, or the Road Freight Provisions, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of dangerous cargos. Under the Road Freight Provisions, anyone engaging in the business of operating road freight transportation must obtain a road transportation operation license from the local county-level road transportation administrative bureau, and each vehicle used for road freight transportation must have a road transportation certificate from the same authority. The incorporation of a subsidiary of a road freight transportation operator that intends to engage in road transportation business is subject to the same approval procedure. If a road freight transportation operator intends to establish a branch, it should file with the local road transportation administrative bureau where the branch is to be established.

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

Regulations Relating to Internet Information Security and Privacy Protection

Regulations Relating to Information Security

The NPC has enacted legislation that prohibits use of the internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

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

On December 27, 2015, the SCNPC promulgated the Anti-Terrorism Law of the PRC, or the Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which took effect on June 1, 2017. In accordance with the Cybersecurity Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On May 2, 2017, the CAC issued a trial version of the Measures for the Security Review of Network Products and Services (Trial), or the trial Measures for Security Review, which took effect on June 1, 2017, to provide for more detailed rules regarding cybersecurity review requirements. On April 13, 2020, the CAC, NDRC and the other ten governmental authorities jointly promulgated Measures for Cybersecurity Review, which became effective on June 1, 2020 and was recently amended on December 28, 2021. The Measures for Cybersecurity Review, or the Review Measures, replaced the trial Measures for Security Review.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, SCNPC published the Data Security Law of the People’s Republic of China, or the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

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

On November 14, 2021, the CAC released the Network Data Security Management Regulations  (Draft for Comments), or the Draft Regulations, and would accept public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On July 30, 2021, the State Council issued the Regulations on Security Protection of Critical Information Infrastructure, or the Critical Information Infrastructure Regulations. Pursuant to the Critical Information Infrastructure Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Critical Information Infrastructure Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Critical Information Infrastructure Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

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

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer. According to these measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure, or a data processor which has processed more than one million users’ personal information; (iii) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1st of the last year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC.

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

Furthermore, the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, which was promulgated by the SCNPC on December 28, 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.

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

Regulations Relating to Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Network Information Protection Decision provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The ICP Measures prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by MIIT on July 16, 2013 and became effective on September 1, 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the Cybersecurity Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information.

The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC on August 29, 2015 and become effective on November 1, 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective on June 1, 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which became effective on May 1, 2021. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information. On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment), or the Draft Interim Administrative Provisions. The Draft Interim Administrative Provisions sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

Regulations Relating to Payment Services

According to Measures for the Administration of Payment Services of Non-Financial Institutions which were promulgated by the People’s Bank of China, or the PBOC on June 14, 2010, took effect on September 1, 2010, and amended by the PBOC on March 5, 2020 and took effect on April 29, 2020, and Detailed Implementing Rules for the Measures for the Administration of Payment Services of Non-Financial Institution which were promulgated by the PBOC on December 1, 2010 and were most recently amended on July 20, 2021, the payment services provided by non-financial institutions refer to some or all of the following monetary capital transfer services provided by the non-financial institutions as intermediary agencies between payers and payees: (i) payment through the internet; (ii) issuance and acceptance of prepaid cards; (iii) bankcard acquiring; and (iv) other payment services as determined by the PBOC. Non-financial institutions which provide payment services shall obtain a “Payment Business License” and become a “payment institution.” Payment Business License is valid for five years from the date of issuance. Payment institutions shall carry out business activities in compliance with the scope of business approved by the Payment Business License, and shall not outsource any businesses, transfer, lease, or lend its Payment Business License. Any non-financial institutions and individuals shall not directly or indirectly engage in the payment business without the approval of the PBOC. For any non-financial institution or individual that engages, whether explicitly or otherwise, in payment service without the approval of the PBOC, the PBOC and the branches thereof shall order it to terminate payment business; where a crime is suspected, it/he/she shall be transferred to the public security organ in accordance with law for investigation; where a crime is constituted, it/he/she shall be subject to criminal responsibilities.

On November 13, 2017, the PBOC published the Notice on Further Strengthening the Remediation of Unlicensed Business Payment Services, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security.

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

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the PRC, or the Copyright Law, effective on June 1, 1991 and most recently amended on November 11, 2020 effective on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

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

Patent

According to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC in 1984 and last amended on October 17, 2020 effective on June 1, 2021, and the Implementation Rules of the Patent Law of the PRC, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and last amended on January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models” and “designs.” Invention patents are valid for twenty years, while utility model patents are valid for ten years and design patents are valid for fifteen years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain names

On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, which became effective on November 1, 2017.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the PRC, or the Foreign Exchange Administrative Regulation, which were promulgated by the State Council on January 29, 1996, became effective on April 1, 1996 and was most recently amended on August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the PBOC, on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of FIEs, or the SAFE Circular 19, which took effect on June 1, 2015 and was amended on December 30, 2019. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into Renminbi on a discretional basis.

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

Regulations Relating to Foreign Debts

A loan made by foreign investors as shareholders in an FIE is considered to be foreign debt in the PRC and is regulated by various laws and regulations, including the Foreign Exchange Administrative Regulation, the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the Ministry of Finance, or the MOF, effective on March 1, 2003 and further amended by the NDRC on July 26, 2022 and the Administrative Measures for Registration of Foreign Debts promulgated by SAFE on April 28, 2013 and amended by the Notice of the SAFE on Abolishing and Amending the Normative Documents Related to the Reform of the Registered Capital Registration System on May 4, 2015. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by local banks. The SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register the permitted amounts of foreign debts, which is as twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amounts and directly handle the relevant procedures in banks without registration of each foreign debt. However, the non-financial enterprise shall report its international income and expenditure regularly.

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

Regulations Relating to Taxation

Income tax

According to the Enterprise Income Tax Law of the PRC, or the EIT Law, which was promulgated on March 16, 2007, became effective from January 1, 2008 and was most recently amended on December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Tax Law of the PRC, or the Implementing Rules of the EIT Law defines a “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

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

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017. Certain provisions of the SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits, etc. of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the PRC on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and recently amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

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

Value-added tax

Pursuant to the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the State Council on December 13, 1993 and most recently amended on November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the MOF, and SAT on December 15, 2008 and became effective on January 1, 2009 and was amended on October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless otherwise provided, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the MOF and the SAT on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

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

On June 29, 2018, the State Council promulgated the Interim Regulations on Human Resources Market, which became effect on October 1, 2018. According to such regulations, a commercial human resources service institution engaging in employment agency activities shall apply to the human resources and social security administrative authorities to obtain a human resources service permit. While commercial human resources service institutions engaging in labor dispatch business shall comply with relevant provisions on labor dispatch. On January 24, 2014, the Interim Provisions on Labor Dispatch was promulgated, to impose more stringent requirements on the use of employees of temp agencies, and requires an employer may employ dispatched workers in temporary, auxiliary or substitute job positions only.

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

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which requests improvement on the laws and regulations related to data security, cross-border data transfer and the management of confidential information, strengthening responsibility for the information security of overseas listed companies, strengthening standardized mechanisms for providing cross-border information and improvement of cross-border audit regulatory cooperation in accordance with the law and the principle of reciprocity.

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Filing Rules. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Pursuant to these new rules, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in mainland China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets, income or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. The Filing Rules, among others, further stipulate that when determining whether an offering and listing shall be deemed as an “indirect overseas offering and listing by a Chinese company,” the principle of “substance over form” shall be followed. If the issuer meets both of the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) any of the revenue, profits, total assets or net assets of the domestic companies in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the key link of its business operations are conducted in mainland China or its principal place of business is located in the mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the PRC. Failure to complete such filing may subject a PRC domestic enterprise to an order of rectification, a warning or a fine between RMB1 million and RMB10 million. However, as of the date of this annual report, uncertainties exist regarding the interpretation and implementation thereof.

In addition, pursuant to the Filing Rules, the overseas offering and listing by a PRC company is prohibited under any of the following circumstances, if (i) it is explicitly prohibited by PRC laws; (ii) it may constitute a threat to or endanger national security as determined by competent PRC authorities; (iii) the domestic enterprises and their controlling shareholders and actual controllers have committed certain criminal offenses in the past three years and there is still no explicit conclusion; (iv) the domestic enterprises are currently under investigations in connection with suspicion of having committed criminal offences or material violations of applicable laws and regulations; or (v) there is material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers.

C.	Organizational Structure

For the chart illustrating our company’s organizational structure, see the outset of “Item 3. Key Information.”

Contractual Arrangements with the Consolidated Affiliated Entity and Two of Its Shareholders

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Dada Glory is our PRC subsidiary and a foreign-invested enterprise under PRC laws.

To comply with PRC laws and regulations, we conduct certain of our business in China through Shanghai Qusheng, the consolidated affiliated entity in the PRC, and its subsidiaries, based on a series of contractual arrangements by and among Dada Glory, the VIE and two of its shareholders. We refer to Shanghai Qusheng as the VIE in this annual report.

Our contractual arrangements with the VIE and the two shareholders of the VIE allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in Dada Glory and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat its and its subsidiaries as the consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of the VIE and its subsidiaries in the consolidated financial statements in accordance with U.S. GAAP.

Agreements that provide us with effective control over the VIE

Powers of Attorney. Pursuant to the powers of attorney, dated December 8, 2022, two shareholders of the VIE each executed a power of attorney to irrevocably authorize Dada Glory, or any person designated by Dada Glory, to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIE, including, but not limited to, the right to (i) propose, convene and attend shareholders’ meetings, (ii) vote on any resolution on behalf of the shareholders that require the shareholders to vote under PRC law and the VIE’s articles of association, such as the sale, transfer, pledge and disposal of all or part of a shareholder’s equity interest in the VIE, and (iii) designate and appoint the VIE’s legal representative, director, supervisor, chief executive officer and other senior management members on behalf of the shareholders. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of the VIE or otherwise instructed by Dada Glory.

Share Pledge Agreements. Pursuant to the share pledge agreements, dated December 8, 2022, two shareholders of the VIE agree to pledge the security interest in their respective equity interests in the VIE, representing 50% equity interests in the VIE in aggregate, to Dada Glory, to guarantee performance by such shareholder’s obligations under the powers of attorney, the exclusive business cooperation agreement and the exclusive option agreement to which such shareholder is a party, as well as the performance by the VIE of its obligations under the exclusive business cooperation agreement and the exclusive option agreement. In the event of a breach by the VIE or any of its shareholders of contractual obligations under these contractual arrangements, Dada Glory, as pledgee, will have the right to take possession of and dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. The two shareholders of the VIE also covenant that, without the prior written consent of Dada Glory, they shall not transfer or agree to other’s transfer of the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity interests. The equity interest pledge agreement will remain effective until the contractual obligations are fully fulfilled and terminated.

The powers of attorney and the share pledge agreements, dated November 20, 2020, executed by each of the then shareholders of the VIE were terminated on December 8, 2022.

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

Agreements that provide us with the option to purchase the equity interests in the VIE

Exclusive Option Agreements. Pursuant to the exclusive option agreements, dated December 8, 2022, two shareholders of the VIE has each irrevocably granted Dada Glory, or any person designated by Dada Glory, an exclusive option to purchase all or part of its equity interests in the VIE. Dada Glory may exercise such options at a price equal to the lowest price as permitted by applicable PRC laws at the time of transfer of equity. The VIE and the shareholders of the VIE covenant that, without Dada Glory’s prior written consent, they will not, among other things, (i) supplement, change or amend the VIE’s articles of association and bylaws, (ii) increase or decrease the VIE’s registered capital or change its structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in the VIE, other than those created under the equity interest pledge agreement, (iv) sell, transfer, mortgage, or dispose of their legal or beneficial interests in and any assets of the VIE and any legal or beneficial interests, (v) enter into any material contract by the VIE, except in the ordinary course of business, or (vi) merge or consolidate the VIE with any other entity. The exclusive option agreement has an initial term of ten years, and at the end of the initial term shall be renewed for a further term as specified by Dada Glory or terminated by Dada Glory in its sole discretion.

Spousal Consent Letter. The spouse of the individual shareholder of the VIE has signed a spousal consent letter on December 8, 2022, agreeing that the equity interests in the VIE held by and registered under the name of the individual shareholder will be disposed pursuant to the contractual agreements with Dada Glory, without seeking further authorization or consent of such spouse. The spouse agreed not to assert any rights over the equity interests in the VIE held by the individual shareholder.

The exclusive option agreements, dated November 20, 2020, executed by each of the then shareholders of the VIE and the spousal consent letters executed by spouses of the then individual shareholders of the VIE were terminated on December 8, 2022.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

●	the ownership structures of the VIE and Dada Glory, currently do not result in violation of applicable PRC laws and regulations currently in effect; and
●	the agreements under the contractual arrangements between Dada Glory, the VIE and two shareholders of the VIE governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in any violation of applicable PRC laws and regulations currently in effect.

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

Our headquarters is located in Shanghai, China. As of December 31, 2022, we leased and occupied our office space with an aggregate floor area of approximately 7,200 square meters in Shanghai. As of December 31, 2022, we also leased and occupied office space with an aggregate floor area of approximately 7,400 square meters in Beijing and space for offices and other purposes with an aggregate floor area of approximately 13,200 square meters in other cities in China. These leases vary in duration from one to six years.

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

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Our ability to enhance customer experience and increase delivery orders

Revenues derived from our local on-demand delivery platform directly relates to the number of orders that customers place on Dada Now platform, the increase of which is in turn driven by great customer experience. Our efforts to that end include expanding the capacity of our delivery network and always endeavoring to deliver reliable and flexible services. In 2021 and 2022, we delivered 1,123 million and 1,908 million orders, respectively, fulfilling the delivery demand for the participants on our platforms. In 2021 and 2022, our network delivered an average of 3.1 million and 5.2 million orders per day, respectively. As of December 31, 2022, our intra-city delivery service covered around 2,200 cities and counties in China, and our last-mile delivery service covered around 2,600 cities and counties in China.

Building our rider force is the key to expanding the capacity of our delivery network. Leveraging our expanding delivery network and improving delivery service, we are able to increase our delivery order volume. With the growing order volume on our platform, we are able to provide riders with increased order density and more income, which in turn attracts and retains riders.

We have been constantly improving our delivery services to enhance customer experience. In 2022, we achieved an average delivery time of approximately 30 minutes for all intra-city delivery orders. In certain scenarios where orders are more time-sensitive or require instant responsiveness, we designate a number of riders to a particular store of a merchant, and our system automatically assigns each order from this store to one of these stationed riders by algorithm. If needed, our crowdsourced riders can also supplement the delivery capacity of the stationed riders. Leveraging our scalable and flexible delivery network, we act as an important delivery force for our customers in peak seasons, such as JD.com’s anniversary sales promotional event on June 18 and Singles’ Day promotion period.

Our ability to engage consumers and increase GMV on JDDJ

GMV growth is a key driver of our revenue growth from JDDJ. Our GMV amounted to RMB43,079 million and RMB63,269 million in 2021 and 2022, respectively, representing a year-on-year growth rate of 46.9%. Our GMV growth is driven by growth of order volume and average order size. Our average order size increased by 17.6% in 2022 as compared to 2021. Our order volume in turn depends on the increase of our number of active consumers and their level of engagement. Our active consumers increased from 62.3 million in 2021 to 78.6 million in 2022.

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

In 2020, 2021 and 2022, 38.6%, 13.9% and 20.3% of our net revenues were derived from services provided to JD Group, respectively. Walmart Group became a related party of ours in August 2018, and in 2020, 2021 and 2022, 13.8%, 20.2% and 21.6% of our net revenues were derived from services provided to Walmart Group, respectively.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Net revenues:
Services	5,683,064	99.0	6,799,008	99.0	9,288,108	1,346,649	99.2
Sales of goods	56,925	1.0	67,254	1.0	79,487	11,525	0.8
Total	5,739,989	100.0	6,866,262	100.0	9,367,595	1,358,174	100.0

Our net revenues from related parties amounted to RMB3,008.9 million, RMB2,339.0 million and RMB3,928.1 million (US$569.5 million) for 2020, 2021 and 2022, respectively.

We offer various customer incentive programs on our Dada Now platform to merchants and individual senders in the form of coupons or volume-based discounts in the provision of delivery services that are recorded as reduction of revenue. The customer incentives amounted to RMB69.3 million, RMB125.0 million and RMB200.8 million (US$29.1 million) for 2020, 2021 and 2022, respectively. The customer incentives as a percentage of our net revenues were 1.2%, 1.8% and 2.1% for 2020, 2021 and 2022, respectively. We expect we will continue to use customer incentives to grow our business. As the amounts of customer incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of near-term trend.

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

Revenues from JDDJ mainly include revenues from (i) intra-city delivery services to JDDJ retailer customers, (ii) commission fees charged to retailers for using JDDJ platform, (iii) marketing and promotion services to its customers on JDDJ, and (iv) packaging service to retailers on JDDJ.

The following table sets forth the breakdown of our net revenues by the two business lines both in amounts and as percentages of total net revenues for each of the periods presented.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Net revenues:
Dada Now
Services	3,377,653	58.8	2,753,458	40.1	3,082,928	446,982	32.9
Sales of goods	56,925	1.0	67,254	1.0	74,642	10,823	0.8
Subtotal	3,434,578	59.8	2,820,712	41.1	3,157,570	457,805	33.7
JDDJ
Services(1)	2,305,411	40.2	4,045,550	58.9	6,205,180	899,667	66.2
Sales of goods	—	—	—	—	4,845	702	0.1
Subtotal	2,305,411	40.2	4,045,550	58.9	6,210,025	900,369	66.3
Total	5,739,989	100.0	6,866,262	100.0	9,367,595	1,358,174	100.0
(1)	Includes net revenues from (i) commission fee, and online advertising and marketing services of RMB1,211,549, RMB2,275,306 and RMB3,831,218 for 2020, 2021 and 2022, respectively; and (ii) delivery services and others of RMB1,093,862, RMB1,770,244 and RMB2,373,962 for 2020, 2021 and 2022, respectively.

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

Costs and expenses

Our costs and expenses consist of operations and support costs, selling and marketing expenses, general and administrative expenses, research and development expenses and other operating expenses. The following table sets forth the breakdown of our total costs and expenses, in amounts and as percentages of total net revenues for each of the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Costs and expenses:
Operations and support	4,721,311	82.2	5,139,102	74.8	5,743,010	832,658	61.3
Selling and marketing	1,848,730	32.2	3,427,909	49.9	4,747,926	688,385	50.7
General and administrative	498,826	8.7	400,397	5.8	408,771	59,266	4.4
Research and development	428,849	7.5	573,949	8.4	630,911	91,473	6.7
Other operating expenses	67,137	1.2	60,326	0.9	77,423	11,225	0.8
Total	7,564,853	131.8	9,601,683	139.8	11,608,041	1,683,007	123.9

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

Remuneration and incentives paid to riders and drivers is the largest component within the operations and support costs. It amounted to RMB4,148.1 million in 2020, RMB3,886.6 million in 2021 and RMB4,082.4 million (US$591.9 million) in 2022, respectively.

We offer various incentive programs to riders, primarily in the form of volume-based incentives, to attract and retain riders. For 2020, 2021 and 2022, incentives to riders recorded as operations and support costs were RMB143.9 million, RMB88.5 million and RMB79.2 million (US$11.5 million), respectively. The total rider incentives as a percentage of our operations and support costs were 3.0%, 1.7% and 1.4% for 2020, 2021 and 2022, respectively. We expect to continue using rider incentives to attract and retain riders. As the amounts of rider incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of near-term trend.

For delivery transactions where we act as a principal and recognize revenue on a gross basis, the related rider incentives are included in operations and support costs. The related rider incentives in this type of transactions recorded in operations and support costs were RMB114.2 million, RMB64.3 million and RMB72.5 million (US$10.5 million) for the years ended December 31, 2020, 2021 and 2022, respectively. In addition, we record a loss from a delivery transaction where we act as an agent when the upfront quoted fare offered to the customer is less than the amount we commit to the rider before the volume-based incentives.

The losses from this type of transactions recorded in operations and support costs were RMB77.0 million, RMB95.3 million and RMB85.2 million (US$12.4 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

Selling and marketing expenses. Our selling and marketing expenses primarily consist of incentive payments to consumers on JDDJ platform, advertising and marketing expenses, payroll and related expenses for employees involved in selling and marketing functions, amortization of intangible assets arising from share subscription transaction with JD.com, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others.

We offer incentives such as promotion coupons to consumers on JDDJ, and such incentive expenses are recorded as selling and marketing expenses because they serve to promote our JDDJ platform. Such incentive expenses amounted to RMB1,166.0 million, RMB2,223.1 million and RMB2,782.6 million (US$403.4 million) for 2020, 2021 and 2022, respectively. As the amounts of consumer incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of near-term trend.

Advertising and marketing expenses, primarily representing media advertising expenses and expenses for offline promotional activities, are another important component of our selling and marketing expenses. It amounted to RMB247.9 million, RMB574.6 million and RMB944.5 million (US$136.9 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

The amortization of intangible assets primarily represents amortization of the business cooperation agreement in connection with the share subscription transaction with JD.com in February 2022. It amounted to RMB293.1 million (US$42.5 million) for the year ended December 31, 2022.

General and administrative expenses. Our general and administrative expenses mainly consist of amortization of intangible assets purchased in the acquisition of JDDJ, payroll and related costs for employees engaging in general corporate functions, share-based compensation, professional fees and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment. The amortization of intangible assets primarily represents amortization of the BCA, non-compete commitment (“NCC”) arising from our acquisition of JDDJ in 2016. It amounted to RMB148.0 million, RMB138.5 million and RMB141.6 million (US$20.5 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5%. Our operations in Hong Kong have incurred net accumulated operating losses for income tax purposes and no income tax provisions are recorded for the years ended December 31, 2020, 2021 and 2022. Under the current Hong Kong Inland Revenue Ordinance, our subsidiary domiciled in Hong Kong has been introduced to a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%.

PRC

On March 16, 2007, the NPC introduced a new Enterprise Income Tax Law and most recently amended by the SCNPC on December 29, 2018, or new EIT Law, under which Foreign Investment Enterprises, or FIEs, and domestic companies would be subject to corporate income tax at a uniform rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the new EIT Law if they qualify as high and new technology enterprises, or HNTE. Under such regulation, Dada Glory and Shanghai JDDJ are qualified for HNTE status and are eligible for a reduced income tax rate of 15% for the years ended 2021, 2022 and 2023.

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

The new EIT Law and its implementing rules also impose a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such a tax treaty with China. According to the arrangement between Mainland China and Hong Kong on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). We did not record any dividend withholding tax, as it has no retained earnings for the years ended December 31, 2020, 2021 and 2022. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net revenues for the periods presented. Our business has grown rapidly in recent years. Year-to-year comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Net revenues(1)	5,739,989	100.0	6,866,262	100.0	9,367,595	1,358,174	100.0
Costs and expenses:
Operations and support	(4,721,311)	(82.2)	(5,139,102)	(74.9)	(5,743,010)	(832,658)	(61.3)
Selling and marketing	(1,848,730)	(32.2)	(3,427,909)	(49.9)	(4,747,926)	(688,385)	(50.7)
General and administrative	(498,826)	(8.7)	(400,397)	(5.8)	(408,771)	(59,266)	(4.4)
Research and development	(428,849)	(7.5)	(573,949)	(8.4)	(630,911)	(91,473)	(6.7)
Other operating expenses	(67,137)	(1.2)	(60,326)	(0.9)	(77,423)	(11,225)	(0.8)
Other operating income	60,779	1.1	156,714	2.3	120,921	17,532	1.3
Loss from operations	(1,764,085)	(30.7)	(2,578,707)	(37.6)	(2,119,525)	(307,301)	(22.6)
Other income/(expenses)
Interest expenses	(11,830)	(0.2)	(13,806)	(0.2)	(10,946)	(1,587)	(0.1)
Others, net	65,596	1.1	109,828	1.6	117,625	17,054	1.2
Total other income	53,766	0.9	96,022	1.4	106,679	15,467	1.1
Loss before income tax benefits	(1,710,319)	(29.8)	(2,482,685)	(36.2)	(2,012,846)	(291,834)	(21.5)
Income tax benefits	5,143	0.1	11,558	0.2	4,841	702	0.1
Net loss	(1,705,176)	(29.7)	(2,471,127)	(36.0)	(2,008,005)	(291,132)	(21.4)
(1)	Includes related party revenues of RMB3,008.9 million, RMB2,339.0 million and RMB3,928.1 million (US$569.5 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

Year ended December 31, 2022 compared to year ended December 31, 2021

Net revenues

Our net revenues were RMB9,367.6 million (US$ 1,358.2 million) in 2022 as compared to RMB6,866.3 million in 2021. The change was due to the RMB336.9 million (US$48.8 million) increase in the net revenues from Dada Now platform and RMB2,164.5 million (US$313.8 million) increase in the net revenues from JDDJ platform.

The net revenues generated from Dada Now increased by 11.9% from RMB2,820.7 million in 2021 to RMB3,157.6 million (US$457.8 million) in 2022, due to the 49.6% increase in order volume of intra-city delivery services to chain merchants in 2022 as compared to 2021.

The net revenues generated from JDDJ increased by 53.5% from RMB4,045.6 million in 2021 to RMB6,210.0 million (US$900.4 million) in 2022, due to (i) the increase in GMV by 46.9% in 2022 and the increase in order volume by 24.9% in 2022 as compared to 2021, and (ii) RMB1,040.6 million (US$150.8 million) increase in our online marketing services revenue as a result of the increasing promotional activities launched by brand owners and retailers. The increase in GMV was primarily due to (i) the increase in active consumers by 26.2% in 2022, and (ii) the increase in average order size by 17.6% from RMB192 in 2021 to RMB225 in 2022. Furthermore, the increase in the number of active consumers was primarily due to our efforts to attract, engage and retain consumers leveraging our marketing and promotion activities, wide selection of products on our platform and improved consumer experience as well as the increase in demand for our services as more consumers shopped daily necessities online, and have cultivated such habits as a result of the COVID-19 epidemic.

Operations and support costs

Our operations and support costs increased by 11.8% from RMB5,139.1 million in 2021 to RMB5,743.0 million (US$832.7 million) in 2022, due to increases in rider cost from RMB3,553.3 million in 2021 to RMB3,986.2 million (US$577.9 million) in 2022 as a result of 49.6% increase in the volume of orders for our intra-city delivery services provided to chain merchants. The increase in delivery order volume was primarily because we developed more chain merchants and the increase in delivery orders for retailers on JDDJ.

Selling and marketing expenses

Our selling and marketing expenses increased by 38.5% from RMB3,427.9 million in 2021 to RMB4,747.9 million (US$688.4 million) in 2022, due to (i) RMB559.5 million (US$81.1 million) increase in incentive to consumers, (ii) RMB369.9 million (US$53.6 million) increase in advertising and marketing expenses, which was primarily attributable to the increase in online and offline referral fees we paid to attract new consumers to JDDJ platform, and (iii) RMB293.1 million (US$42.5 million) increase in amortization of the BCA in connection with the share subscription transaction with JD.com in February 2022.

General and administrative expenses

Our general and administrative expenses increased by 2.1% from RMB400.4 million in 2021 to RMB408.8 million (US$59.3 million) in 2022. The general and administrative expenses remained flat, primarily due to efficient expense control measures.

Research and development expenses

Our research and development expenses increased by 9.9% from RMB573.9 million in 2021 to RMB630.9 million (US$91.5 million) in 2022. The increase was attributable to the RMB58.9 million (US$8.5 million) increase in research and development personnel cost to strengthen the technological capabilities.

Other operating expenses

Our other operating expenses increased by RMB17.1 million (US$2.5 million) from RMB60.3 million in 2021 to RMB77.4 million (US$11.2 million) in 2022, mainly due to the increase in tax surcharges in line with the increase in VAT in 2022.

Other operating income

Our other operating income decreased by RMB35.8 million (US$5.2 million) from RMB156.7 million in 2021 to RMB120.9 million (US$17.5 million) in 2022, mainly because of the decrease in tax refunds as less taxes were paid in 2022.

Interest expenses

Our interest expenses decreased from RMB13.8 million to RMB10.9 million (US$1.6 million). The interest expenses incurred were for short-term loans we borrowed in 2022.

Others, net

Our others, net represents for interest income and foreign exchange gain (loss). The increase from RMB109.8 million in 2021 to RMB117.6 million (US$17.1 million) in 2022 was mainly attributable to RMB8.5 million increase in foreign exchange gain. The increase was primarily because we had large amounts of US$-denominated assets held by entities with functional currency of Renminbi in 2022 and the exchange rate of U.S. dollar against Renminbi experienced volatility during the same period.

Income tax benefits

Our income tax benefits decreased from RMB11.6 million in 2021 to RMB4.8 million (US$0.7 million) in 2022, primarily due to the extension of a preferential rate of 15% applicable to some of our PRC subsidiaries as high and new technology enterprises in 2021.

Net loss

As a result of the foregoing, our net loss increased by 18.7% from RMB2,471.1 million in 2021 to RMB2,008.0 million (US$291.1 million) in 2022.

Year ended December 31, 2021 compared to year ended December 31, 2020

Net revenues

Our net revenues were RMB6,866.3 million in 2021 as compared to RMB5,740.0 million in 2020. The change was due to the increase of RMB1,048.2 million in the net revenues from intra-city delivery services on Dada Now platform and the increase of RMB1,740.1 million in the net revenues from intra-city delivery services and marketplace services on JDDJ platform, partially offset by the decrease of RMB1,646.7 million in the net revenues from our last-mile delivery services as a result of the new model we adopted in relation to our last-mile delivery services to our major last-mile delivery service customer, JD Logistics, since April 2021. Under the new model, riders delivering JD Logistics’ orders were paid directly by the independent vendors who contracted with riders and we only charged JD Logistics the amount for our platform services to manage the delivery process. Effective from April 2021, we no longer recognize rider-related revenue and rider-related costs in the income statement for the last-mile delivery services to JD Logistics.

The net revenues generated from Dada Now were RMB2,820.7 million in 2021 as compared to RMB3,434.6 million in 2020, due to the new model we adopted in relation to our last-mile delivery services to our major last-mile delivery service customer, partially offset by the 131.6% increase in order volume of intra-city delivery services to chain merchants in 2021 as compared to 2020.

The net revenues generated from JDDJ increased by 75.5% from RMB2,305.4 million in 2020 to RMB 4,045.6 million in 2021, due to (i) the increase in GMV by 70.5% in 2021 and the increase in order volume by 35.8% in 2021 as compared to 2020, and (ii) RMB760.0 million increase in our online marketing services revenue as a result of the increasing promotional activities launched by brand owners and retailers. The increase in GMV was primarily due to (i) the increase in active consumers by 55.0% in 2021, and (ii) the increase in average order size by 25.6% from RMB153 in 2020 to RMB192 in 2021. Furthermore, the increase in the number of active consumers was primarily due to our efforts to attract, engage and retain consumers leveraging our marketing and promotion activities, wide selection of products on our platform and improved consumer experience as well as the increase in demand for our services as more consumers shopped daily necessities online, and have cultivated such habits as a result of the COVID-19 epidemic.

Operations and support costs

Our operations and support costs increased by 8.8% from RMB4,721.3 million in 2020 to RMB5,139.1 million in 2021, mainly due to increases in rider cost from RMB2,209.6 million in 2020 to RMB3,553.3 million in 2021 as a result of 131.6% increase in the volume of orders for our intra-city delivery services provided to various chain merchants on Dada Now platform and retailers on JDDJ platform. The increase in delivery order volume was primarily because we developed more chain merchants and the increase in delivery orders for retailers on JDDJ. Rider-related cost in relation to our last-mile delivery services decreased as a result of the new model we adopted in relation to our last-mile delivery services to our major last-mile delivery service customer.

Selling and marketing expenses

Our selling and marketing expenses increased by 85.4% from RMB1,848.7 million in 2020 to RMB3,427.9 million in 2021, mainly due to (i) RMB1,057.1 million increase in incentive to consumers, (ii) RMB326.7 million increase in advertising and marketing expenses, which was primarily attributable to the increase in referral fees we paid to the staff at retailer stores and third-party promotion service providers for their efforts to attract new consumers to JDDJ platform, and (iii) RMB177.5 million increase in personnel cost in connection with our growing business.

General and administrative expenses

Our general and administrative expenses decreased by 19.7% from RMB498.8 million in 2020 to RMB400.4 million in 2021, mainly due to decreased share-based compensation expenses.

Research and development expenses

Our research and development expenses increased by 33.8% from RMB428.8 million in 2020 to RMB573.9 million in 2021. The increase was mainly attributable to the increase in research and development personnel cost and cloud server expenses. The increase in research and development personnel cost was mainly due to the growth of our research and development team as we continue to strengthen our technological capabilities. The increase in cloud server expenses was mainly due to our rising demand for cloud services in line with our growing business.

Other operating expenses

Our other operating expenses decreased by RMB6.8 million from RMB67.1 million in 2020 to RMB60.3 million in 2021, mainly due to the decrease in tax surcharges in line with the decrease in VAT in 2021.

Other operating income

Our other operating income increased by RMB95.9 million from RMB60.8 million in 2020 to RMB156.7 million in 2021, mainly because of the increase in tax refunds as more taxes were paid in 2021.

Interest expenses

Our interest expenses increased from RMB11.8 million to RMB13.8 million. The interest expenses incurred were for short-term loans we borrowed in 2021.

Others, net

Our others, net represents interest income and foreign exchange gain (loss).

Our interest income increased by 69.1% from RMB65.6 million in 2020 to RMB111.0 million in 2021. The increase was mainly attributable to increases in the average daily balance of cash and short-term investments denominated in RMB and US$ in 2021.

Our foreign exchange loss changed from nil in 2020 to RMB1.1 million in 2021, primarily because we had US$-denominated assets held by entities with functional currency of Renminbi in 2021 and the exchange rate of U.S. dollar against Renminbi experienced volatility during the same period.

Income tax benefits

Our income tax benefits increased by 124.7% from RMB5.1 million in 2020 to RMB11.6 million in 2021, primarily due to the extension of a preferential rate of 15% applicable to some of our PRC subsidiaries as high and new technology enterprises in 2021.

Net loss

As a result of the foregoing, our net loss increased by 44.9% from RMB1,705.2 million in 2020 to RMB2,471.1 million in 2021.

Critical Accounting Estimates

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

The following descriptions of critical accounting estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report.

Intangible Assets, net

Intangible assets purchased are recognized and measured at cost upon acquisition. Intangible assets of BCA arising from investment from JD.com in February 2022 is recognized and measured at fair value based on a valuation upon acquisition. We made estimates and judgments in determining the fair value of BCA arising from investment from JD.com in February 2022.

The fair value of the BCA arising from investment from JD.com in February 2022 was determined using the operation cost saving method to assess the selling and marketing expenses we can save with our cooperation with JD Group under the BCA including savings in online traffic acquisition cost and advertising cost with the key assumptions of page view of certain entrance, average cost per page view for the similar entrances. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2.27 “Recent accounting pronouncements” to our audited consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

We had net cash used in operating activities of RMB1,108.2 million in 2020, RMB2,657.6 million in 2021 and RMB945.4 million (US$137.1 million) in 2022, respectively. Our primary sources of liquidity have been proceeds from preferred share issuance, short-term bank borrowings, our initial public offering in June 2020, our follow-on public offering in December 2020, and investment from JD.com in February 2022. As of December 31, 2022, we had RMB1,234.0 million (US$178.9 million) in cash and cash equivalents, of which approximately 93.4% were held in Renminbi and the remainder was primarily held in U.S. dollars.

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

Our accounts receivable represents primarily the amount receivable from chain merchants for our delivery services, insurance companies for facilitation of enrolling riders in insurance plans and advertising customers for our online marketing services. We receive payment before or concurrently with our provision of services in most cases, except for insurance facilitation services and a limited number of customers for delivery services where we generally allow one month for them to settle after issuance of invoices. As of December 31, 2020, 2021 and 2022, our accounts receivable, net of allowance for doubtful accounts, were RMB403.6 million, RMB352.3 million and RMB313.5 million (US$45.5 million), respectively.

Riders and drivers are entitled to withdraw their delivery remuneration after completion of services. Payable to riders and drivers represents the amount that riders and drivers have not withdrawn from their accounts. As of December 31, 2020, 2021 and 2022, our payable to riders and drivers, were RMB717.5 million, RMB581.0 million and RMB794.3 million (US$115.2 million), respectively.

Our accounts payable represent primarily the amount payable to our suppliers of delivery equipment and historically for merchandise sold through our unmanned retail shelves. As of December 31, 2020, 2021 and 2022, our accounts payable were RMB13.8 million, RMB9.8 million and RMB9.8 million (US$1.4 million), respectively.

Our amount due from related parties represents primarily the amount due from JD Group and Walmart Group arising from our services to them. As of December 31, 2020, 2021 and 2022, our amount due from related parties were RMB646.3 million, RMB840.7 million and RMB1,061.0 million (US$153.8 million), respectively. The increase from 2020 to 2021 was primarily due to the increase in volumes of orders from Walmart Group, partially offset by the new model we adopted in relation to our last-mile delivery services to our major last-mile delivery service customer, JD Logistics, since April 2021. The increase from 2021 to 2022 was primarily due to the increase in volumes of orders from Walmart Group and JD Group. See also “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.”

Although we consolidate the results of the VIE, we only have access to the assets or earnings of the VIE through our contractual arrangements with the VIE and two of its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(1,108,207)	(2,657,580)	(945,440)	(137,075)
Net cash used in investing activities	(229,757)	(686,663)	(1,026,393)	(148,812)
Net cash provided by (used in) financing activities	5,891,550	(1,554,505)	3,054,854	442,911
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(188,664)	(51,457)	13,998	2,029
Net (decrease)/increase in cash and cash equivalents and restricted cash	4,364,922	(4,950,205)	1,097,019	159,053
Cash and cash equivalents and restricted cash at the beginning of the period	1,156,133	5,521,055	570,850	82,765
Cash and cash equivalents and restricted cash at the end of the period	5,521,055	570,850	1,667,869	241,818

Operating activities

Net cash used in operating activities in 2022 was RMB945.4 million (US$137.1 million). The difference between the net loss of RMB2,008.0 million (US$291.1 million) and operating cash outflow RMB945.4 million (US$137.1 million) was primarily the result of adding back non-cash expenses items such as depreciation and amortization of RMB497.0 million (US$72.1 million) and share-based compensation of RMB218.7 million (US$31.7 million), partially offset by additional cash of RMB345.0 million (US$50.0 million) used due to changes in working capital accounts. Depreciation and amortization mainly relates to the amortization of the BCA and NCC arising from our acquisition of JDDJ in 2016 and BCA in connection with the share subscription transaction with JD.com in February 2022. The changes in working capital accounts mainly include RMB315.8 million (US$45.8 million) increase in accrued expenses and other current liabilities.

The increase in accrued expenses and other current liabilities was due to (i) the increase in payables to retailers on JDDJ as a result of the increase in GMV and extended settlement cycles with retailers, (ii) the increase in advance from customers as a result of the increasing promotional activities and intra-city delivery services launched by brand owners and retailers, and (iii) the increase in payable for advertising and marketing expenses, which was primarily attributable to the increase in referral fees paid to staff at retailer stores and third-party promotion service providers for their efforts to attract new consumers to the JDDJ platform.

Net cash used in operating activities in 2021 was RMB2,657.6 million. The difference between the net loss of RMB2,471.1 million and operating cash outflow RMB2,657.6 million was primarily the result of adding back non-cash expenses items such as share-based compensation of RMB207.9 million and depreciation and amortization of RMB192.6 million, partially offset by RMB588.1 million used due to changes in working capital accounts. Depreciation and amortization mainly relates to the amortization of the BCA and NCC arising from our acquisition of JDDJ in 2016. The changes in working capital accounts mainly include (i) RMB194.3 million increase in amount due from related parties, (ii) RMB170.0 million decrease in notes payable, (iii) RMB136.5 million decrease in payable to riders and drivers, and (iv) RMB65.5 million increase in prepayments and other current assets.

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

Net cash used in operating activities in 2020 was RMB1,108.2 million. The difference between the net loss of RMB1,705.2 million and operating cash outflow RMB1,108.2 million was primarily the result of adding back non-cash expenses items such as depreciation and amortization of RMB201.3 million and share-based compensation of RMB360.1 million, partially offset by additional cash of RMB35.1 million used due to changes in working capital accounts. Depreciation and amortization mainly relates to the amortization of the BCA and NCC arising from our acquisition of JDDJ in 2016. The changes in working capital accounts mainly include (i) RMB365.4 million increase in accounts receivables, (ii) RMB337.7 million increase in amount due from related parties, (iii) RMB85.0 million increase in prepayments and other current assets, and (iv) RMB29.9 million decrease in amount due to related parties, partially offset by (i) RMB357.8 million increase in accrued expenses and other current liabilities, (ii) RMB336.2 million increase in payable to riders and drivers, and (iii) RMB170.0 million increase in notes payable.

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

Investing activities

Net cash used in investing activities in 2022 was RMB1,026.4 million (US$148.8 million), consisting primarily of net cash used in purchase of wealth management product, net cash lent to certain third party company in connection with our last-mile delivery services to our major last-mile delivery service customer, and cash paid for purchase of property, equipment and intangible assets.

Net cash used in investing activities in 2021 was RMB686.7 million, consisting primarily of net cash used in purchase of wealth management product, net cash lent to certain third party company in connection with the adoption of the new model in relation to our last-mile delivery services to our major last-mile delivery service customer, and cash paid for purchase of property, equipment and intangible assets.

Net cash used in investing activities in 2020 was RMB229.8 million, consisting primarily of cash paid for purchase of long-term time deposits and property, equipment and intangible assets, partially offset by net cash from disposal of wealth management product.

Financing activities

Net cash provided by financing activities in 2022 was RMB3,054.9 million (US$442.9 million), consisting primarily of proceeds from investment from JD.com in February 2022, partially offset by payment for share repurchases.

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

Material cash requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, operating lease commitments, and short-term debt obligations.

Our capital expenditures are primarily incurred for purchases of property, equipment and intangible assets. Our capital expenditures were, RMB23.9 million in 2020, RMB16.9 million in 2021 and RMB3.7 million (US$0.5million) in 2022. Purchases of property and equipment, which primarily consist of computer equipment, office facilities, vehicles, software, and leasehold improvement, accounted for 97.7%, 96.5% and 100.0% of our total capital expenditures in 2020, 2021 and 2022, respectively. Purchases of intangible assets, which primarily consist of trademark and domain name, accounted for 2.3%, 3.5% and nil of our total capital expenditures in 2020, 2021 and 2022, respectively.

Our operating lease commitments consist of the commitments under the lease agreements for our office premises and other facilities. Payment due by December 31, 2022 for our operating lease commitments amounted to RMB42.7 million (US$6.2 million).

Our short-term debt obligations consist of the principal amount and cash interests in connection with short-term bank loans. In 2022, we borrowed short-term loans with a total amount of RMB100.0 million (US$14.5 million) and the annualized interest rate is 1.8%. The interest expense we incurred for the abovementioned loans in 2022 amounted to RMB10.9 million (US$1.6 million).

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We do not have any financial guarantees or other commitments to guarantee the payment obligations of any third parties that is reasonably likely to have a material current or future effect on our financial condition. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Holding Company Structure

Our Company, Dada Nexus Limited, is a holding company with no material operations of its own. We conduct our operations primarily through our WFOEs and VIE. As a result, Dada Nexus Limited’s ability to pay dividends depends upon dividends paid by our WFOEs.

If our WFOEs or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOEs are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOEs and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2022, as our WFOEs, all other PRC subsidiaries, the VIE and the subsidiaries of the VIE are all in an accumulated loss position, no statutory reserve was appropriated. Our WFOEs have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Over

view—Our Technology Capabilities and Empowerment,” “Item 4. Information on the Company—B. Business Overview— Our Technology Infrastructure and Team” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating And Financial Review and Prospects—Critical Accounting Estimates.”

F.	Safe Harbor

See “Forward-Looking Information” on page 3 of this annual report.

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Lijun Xin	49	Chairman of the Board of Directors
Jeff Huijian He	41	Director and President
Jun Yang	45	Chief Technology Officer
Christina Xiaojing Zhu	50	Director
Baohong Sun	54	Independent Director
Laura Marie Butler	54	Independent Director
Jian Han	50	Independent Director
Beck Zhaoming Chen	40	Chief Financial Officer

Mr. Lijun Xin has served as the chairman of our board of directors since August 2022. Mr. Xin is the chief executive officer of JD Retail. Mr. Xin joined JD.com (NASDAQ: JD and HKEX: 9618) in 2012 and has held several key positions within JD.com. He pioneered the integration of online retail and marketplace model in business operation when he was head of the Apparel & Home business department. Later on, he led the establishment of JD.com’s healthcare business and was appointed as chief executive officer of JD Health International Inc. (HKEX: 6618) in July 2019. Under the leadership of Mr. Xin, JD Health was successfully listed on HKEX in December 2020. Mr. Xin holds an EMBA degree from China Europe International Business School and a bachelor’s degree of science in electrical engineering and automation from Shanghai Jiao Tong University.

Mr. Jeff Huijian He, has served as our director and president since August 2022. Me. He is a core founding leader of JDDJ, our local on-demand retail platform, and has served as our vice president since April 2018. He previously held several leadership roles in JDDJ, including head of R&D and product development, head of platform operations, and general manager, from March 2014. Prior to that, Mr. He worked at IBM as a senior R&D manager from 2006 to 2014. Mr. He obtained a bachelor’s degree in electrical science and technology and a master’s degree in applied computing technology from Beijing University of Posts and Telecommunications.

Mr. Jun Yang is our co-founder, and has served as our chief technology officer since our inception. Mr. Yang is responsible for our technology, products, data, and corporate strategies. Mr. Yang also served as our director from June 2020 to February 2022. Prior to joining us, Mr. Yang worked as the head of growth engineering team at Square, a NYSE-listed company, from 2014 to 2015, where he was responsible for user growth strategy and implementation. Prior to that, he worked as an engineering manager at Facebook, a Nasdaq-listed company, from 2010 to 2014, where he was responsible for user growth and ads optimization, and worked as an engineer at Google, a Nasdaq-listed company, from 2008 to 2009. Mr. Yang received a bachelor’s degree in computer science from Zhejiang University, and a master’s degree and a doctoral degree in computer science from Carnegie Mellon University.

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

Ms. Laura Marie Butler has served as our director since August 2022. Ms. Butler has served on the Board of Advisors and has been in charge of special projects for a private consulting firm in the US since 2020. From 2004 to 2020, Ms. Butler was a partner with PwC Zhong Tian LLP Beijing Office in their capital markets and accounting advisory services group. She has led and been part of project teams for over 70 capital market transactions in the US, Chinese mainland and Hong Kong. From 2000 to 2004, Ms. Butler worked in PwC Zhong Tian LLP Beijing Office as an audit senior manager. Prior to her extensive experience in China, Ms. Butler has ten years of experience working with PwC US. Ms. Butler holds a Bachelor of Business Administration degree in accounting from the University of Wisconsin–Madison.

Ms. Jian Han has served as our director since August 2022. Ms. Han is Professor of Management at China Europe International Business School (CEIBS). Ms. Han joined CEIBS in March 2008. Prior to that, Ms. Han joined Peking University in March 2005, and worked as an assistant professor of management from March 2005 to March 2008. Ms. Han also serves as an independent director of Midea Group Co., Ltd. (SZSE: 000333), Changzhou Xingyu Automotive Lighting Systems Co., Ltd. (SSE: 601799) and Jinmao Property Services Co., Limited (HKSE: 816). Ms. Han received a bachelor’s degree in British and American Literature from Renmin University of China and a doctoral degree in Industrial and Labor Relation from Cornell University. Ms. Han is a member of the Academy of Management. Since 2012, she has served on the expert councils of the World Economic Forum (WEF).

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

Compensation of Directors and Executive Officers

In 2022, we paid an aggregate of RMB12.5 million (US$1.8 million) in cash to our executive officers, and we paid cash compensation to our non-executive directors of US$116.7 thousand. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, maternity insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2015 Equity Incentive Plan

In 2015, our shareholders and board of directors approved the 2015 Equity Incentive Plan, as amended and restated, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. As of March 31, 2023, the maximum aggregate number of ordinary shares that may be issued under the 2015 Plan is 61,605,996 ordinary shares. As of March 31, 2023, 55,484,489 ordinary shares have been issued upon exercise of options and vesting of other share awards, options to purchase a total of 39,462,804 ordinary shares and 16,021,685 restricted share units are outstanding under the 2015 Plan.

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

2020 Share Incentive Plan

In May 2020, our shareholders and board of directors approved the 2020 Share Incentive Plan, as amended and restated, which we refer to as the 2020 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 45,765,386 ordinary shares, plus an annual increase on the first day of each year during the ten-year term of the 2020 Plan commencing with the year beginning January 1, 2021, by an amount equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding year. As of March 31, 2023, options to purchase a total of 1,190,468 ordinary shares and 19,816,744 restricted share units are outstanding under the 2020 Plan.

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

The following table summarizes, as of March 31, 2023, the number of ordinary shares underlying outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers.

Ordinary Shares
	Underlying Options and	Exercise Price		Date of
Name	Restricted Share Units	(US$/Share)	Date of Grant	Expiration
Jeff Huijian He	*(1)	Nominal	various dates from May 27, 2016 to January 20, 2020	various dates from May 27, 2026 to January 20, 2030
	*(1)	N/A	various dates from April 1, 2021 to March 30, 2022	—
Jun Yang	*(1)	N/A	January 20, 2020	—
Beck Zhaoming Chen	*(1)	N/A	various dates from December 4, 2018 to March 30, 2022	—
Baohong Sun	*(1)	N/A	June 5, 2020	—
Laura Marie Butler	*(1)	N/A	August 31, 2022	—
Jian Han	*(1)	N/A	August 31, 2022	—
All directors and executive officers as a group	7,144,772

Notes:

*Less than 1% of our total ordinary shares issued and outstanding as of March 31, 2023.

(1)	Represents restricted share units.

As of March 31, 2023, our employees and consultant other than members of our directors and officers as a group held options to purchase 39,228,272 ordinary shares, with exercise prices ranging from nominal price per share to US$0.80 per share, and 30,118,657 restricted share units.

C.	Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairperson of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit committee. Our audit committee consists of Laura Marie Butler, Baohong Sun and Jian Han. Laura Marie Butler is the chairperson of our audit committee. We have determined that all of the three members satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that Laura Marie Butler qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation committee. Our compensation committee consists of Jian Han, Jeff Huijian He and Laura Marie Butler. Jian Han is the chairperson of our compensation committee. We have determined that Jian Han and Laura Marie Butler satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and corporate governance committee. Our nominating and corporate governance committee consists of Baohong Sun, Lijun Xin and Jian Han. Baohong Sun is the chairperson of our nominating and corporate governance committee. We have determined that Baohong Sun and Jian Han satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	4	2	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

We had a total of 2,440, 3,132 and 2,631 employees as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth a breakdown of our employees as of December 31, 2022, by function:

Function	Number
Business operations and sales & marketing	1,656
Customer care	21
Research and development	748
General and administrative	206
Total:	2,631

As of December 31, 2022, we had 834 employees in Shanghai, China, and the rest based in Beijing and other cities in China.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of March 31, 2023 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 1,024,936,126 ordinary shares issued and outstanding as of March 31, 2023 (excluding 50,577,604 ordinary shares in the form of ADSs held in treasury).

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

	Ordinary Shares
	Beneficially Owned
	Number	%
Directors and Executive Officers**:
Lijun Xin	—	—
Jeff Huijian He	*	*
Jun Yang(1)	13,442,963	1.3%
Christina Xiaojing Zhu	—	—
Baohong Sun	*	*
Laura Marie Butler	—	—
Jian Han	—	—
Beck Zhaoming Chen	*	*
All Directors and Executive Officers as a Group	18,432,963	1.8%
Principal Shareholders:
JD Group Entities(2)	543,315,362	53.0%
Walmart Entities(3)	94,981,280	9.3%

Notes:

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of March 31, 2023.
**

Except as indicated otherwise below, the business address of our directors and executive officers is 22/F, Oriental Fisherman’s Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai 200082, People’s Republic of China. The business address of Christina Xiaojing Zhu is 12/F, Tower 3, Szitic Square, 69 Nonglin Road, Futian District, Shenzhen 518040, People’s Republic of China. The business address of Ms. Baohong Sun is 230 Park Avenue, Suite 540, Cheung Kong Graduate School of Business, New York, New York 10169. The business address of Jian Han is Building 20, Zhongguancun Software Park, 8 Dongbeiwang West Road, Haidian District, Beijing 100193, People’s Republic of China.

(1)	Represents (i) 604,884 ordinary shares in the form of ADSs and (ii) 12,838,079 ordinary shares held by High Altitude Limited, a British Virgin Islands company. High Altitude Limited is wholly owned by Mr. Jun Yang. The registered address of High Altitude Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(2)	Represents (i) 524,707,814 ordinary shares held by JD Sunflower Investment Limited and (ii) 18,607,548 ordinary shares represented by 4,651,887 ADSs held by Windcreek Limited. JD Sunflower Investment Limited and Windcreek Limited are both British Virgin Islands companies wholly owned by JD.com Investment Limited, which is in turn wholly owned by JD.com, Inc. Information regarding beneficial ownership is reported as of February 22, 2022, based on the information contained in the Schedule 13D jointly filed by JD.com, Inc. and others with SEC on March 4, 2022. The registered address of JD Sunflower Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of each of JD Sunflower Investment Limited, Windcreek Limited is and JD.com Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

In April 2023, JD Group, through JD Sunflower Investment Limited, entered into a share subscription agreement with us. Pursuant to the terms of the share subscription agreement, Dada will issue an aggregate of 18,927,876 new ordinary shares to JD Group in consideration for the traffic support offered by JD Group under the business cooperation agreement entered into in April 2023. The closing of the transaction is expected to take place around the end of April or in May 2023. Immediately upon closing, JD Group will hold approximately 53.9% of Dada’s issued and outstanding shares.

(3)	Represents (i) 87,481,280 ordinary shares and (ii) 7,500,000 ordinary shares represented by 1,875,000 ADSs held by Azure Holdings S.a.r.l., a company incorporated in Grand Duchy of Luxembourg. Azure Holdings S.a.r.l. is wholly owned by Walmart Inc. Information regarding beneficial ownership is reported as of June 9, 2020, based on the information contained in the Schedule 13G jointly filed by Walmart Inc. and Azure Holdings S.a.r.l. with SEC on June 17, 2020. The registered address of Azure Holdings S.a.r.l. is 46A, Avenue J.F. Kennedy, L-1855 Grand Duchy of Luxembourg.

To our knowledge, as of March 31, 2023, an aggregate of 450,465,610 of our ordinary shares are held by record holders in the United States (including an aggregate of 450,465,608 ordinary shares held by JPMorgan Chase Bank, N.A., the depositary of our ADS program). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. As of March 31, 2023, 94,981,280 ordinary shares are held by Azure Holdings S.a.r.l., which is wholly owned by Walmart Inc., a U.S.-based corporation listed on the NYSE. See note (3) to the table above.

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

F.	Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with the Consolidated Affiliated Entity and Two of Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

Transactions with JD Group. JD Group is our controlling shareholder and one of our strategic investors. As of December 31, 2020, 2021 and 2022, we had amounts due from JD Group of RMB562.2 million, RMB424.4 million and RMB507.1 million (US$73.5 million), respectively, representing various delivery services and promotion services we provided to JD Group, which amounted to RMB2,214.3 million, RMB951.3 million and RMB1,900.5 million (US$275.6 million) for the years ended December 31, 2020, 2021 and 2022, respectively. Yonghui, as an equity method investee of JD Group, became a related party of ours in February 2022. The amount of our transactions with Yonghui was included in the amount of transactions with JD Group. As of December 31, 2020, 2021 and 2022, we had amounts due to JD Group of RMB26.5 million, RMB43.0 million and RMB92.1 million (US$13.4 million), respectively, representing certain operational support services and goods provided by JD Group to us and the cash we collected from consumers on behalf of JD.com upon merchandise delivery. Such operational support service fee was RMB79.0 million, RMB265.6 million and RMB664.6 million (US$96.4 million) for the years ended December 31, 2020, 2021 and 2022, respectively. The total purchase amounts of goods from JD Group was RMB46.4 million, RMB44.9 million and RMB39.4 million (US$5.7 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

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

In April 2023, JD Group, through its subsidiary, entered into a share subscription agreement with us. Pursuant to the terms of the share subscription agreement, Dada will issue an aggregate of 18,927,876 new ordinary shares to JD Group in consideration for the traffic support offered by JD Group under the business cooperation agreement entered into in April 2023. The closing of the transaction is expected to take place around the end of April or in May 2023. Immediately upon closing, JD Group will hold approximately 53.9% of Dada’s issued and outstanding shares.

Transactions with Walmart Group. Walmart Group is one of our strategic investors and became a related party of ours in August 2018. As of December 31, 2020, 2021 and 2022, we had amounts due from Walmart Group of RMB84.1 million, RMB416.3 million and RMB553.9 million (US$80.3 million), respectively, representing the intra-city delivery services and JDDJ marketplace services we provided to Walmart Group. The total services we provided to Walmart Group amounted to RMB794.7 million, RMB1,387.7 million and RMB2,027.5 million (US$294.0 million) for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2020, 2021 and 2022, we had amounts due to Walmart Group of RMB26.4 million, RMB28.7 million and RMB54.9 million (US$8.0 million), respectively, representing the cash we collected from consumers on behalf of Walmart Group when performing JDDJ marketplace services to Walmart Group.

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

Exempted company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of shareholders, or (b) a majority in number representing 75% in value of creditors, depending on the circumstances, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. On April 22, 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, known as the Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to the Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Provided that our Cayman Islands holding company, Dada Nexus Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under the SAT Circular 7 and the SAT Circular 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under the SAT Circular 7 and the SAT Circular 37, and we may be required to expend valuable resources to comply with the SAT Circular 7 and the SAT Circular 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the “Code.” This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (“IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, alternative minimum tax, and other non-income Tax considerations, the Medicare tax on certain net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Each U.S. Holder is urged to consult its tax advisors regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

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

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive foreign investment company considerations

A non-U.S. corporation, such as our company, will be considered as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Assuming that we are the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2022 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the value of our market capitalization. Among other matters, if our market capitalization subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC for any taxable year are discussed below under “—Passive Foreign Investment Company Rules.”

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

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. The ADSs are listed on the Nasdaq Global Select Market. Our ADSs are readily tradable on the Nasdaq Global Select market, but there can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower capital gain tax rate for dividends paid with respect to the ADSs or ordinary shares.

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

Sale or other disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. Each U.S. Holder is advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit or deduction under its particular circumstances, its eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and any of our subsidiaries, the VIE or any of its subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or any of the subsidiaries of the VIE.

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

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2022, we received US$2.6 million of reimbursements relating to the ADS facility from the depositary.

Taxes

ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the SAT Circular 82 issued by the SAT or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary’s right to seek payment from current and former beneficial owners, by holding or owning, or having held or owned, an ADR, the ADR holder thereof (and prior ADR holder thereof) acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or former beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

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

None.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our president and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our president and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective as of December 31, 2022 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established within the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2022, has also audited the effectiveness of internal control over financial reporting as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Laura Marie Butler, a member of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

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

	2021		2022
Audit fees(1)	US$	1,350,000	US$	1,458,000
All other fees(2)	US$	—	US$	130,500
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2021 and 2022, the audit refers to financial audit and internal control over financial reporting audit.
(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax services, permissible advisory services on internal control matters and other advisory services.

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

On March 11, 2022, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$70 million during the 12-month period thereafter. We had purchased an aggregate of 8,534,445 ADSs for US$60.1 million on the open market under this program, at a weighted average price of US$7.04 per ADS, including repurchase commissions.

The following table sets forth some information about our repurchases during the periods presented.

			(c) Total Number of	(d) Maximum Dollar
			ADSs Purchased as	Value of ADSs that
			Part of Publicly	May Yet be
	(a) Total Number of	(b) Average Price	Announced Plans or	Purchased Under the
Period	ADSs Purchased	Paid per ADS (US$)	Programs	Plans or Programs
February 1 – February 28, 2022	—	—	—	70,000,000
March 1 – March 31, 2022	1,213,315	9.17	1,213,315	58,875,925
April 1 – April 30, 2022	619,008	8.06	1,832,323	53,883,731
May 1 – May 31, 2022	1,148,078	6.77	2,980,401	46,111,668
June 1 – June 30, 2022	1,065,746	7.49	4,046,147	38,124,220
July 1 – July 31, 2022	786,747	7.78	4,832,894	32,000,424
August 1 – August 31, 2022	2,038,841	6.66	6,871,735	18,428,658
September 1 – September 30, 2022	917,288	5.46	7,789,023	13,420,336
October 1 – October 31, 2022	745,422	4.67	8,534,445	9,939,781
Total	8,534,445	N/A	N/A	N/A

Item 16F.Change in Registrant’s Certifying Accountant

None.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. We have elected to rely on home country practice exemption from the “independence” requirements of Rules 5605, which provide that a majority of the board of directors must be comprised of independent directors, compensation committees must be comprised only of two or more independent directors, and nominations committee must be comprised solely of independent directors. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying our home country practices.

In addition, we opt to follow home country practice with respect to the frequency of holding annual general meeting of shareholders. Nasdaq Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2022. We may, however, hold annual shareholders meetings in the future.

If we continue to rely on home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

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

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

In May 2022, Dada Nexus Limited was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021 because of a position taken by an authority in the foreign jurisdiction, issued the audit report for us for the fiscal year ended December 31, 2021.

To the best of our knowledge, no governmental entities in the Cayman Islands own shares of Dada Nexus Limited, and no governmental entities in China own shares of the VIE, as of the date of this annual report.

The governmental entities in China does not have a controlling financial interest in our company or any of the consolidated variable interest entities as of the date of this annual report.

None of the members of the board of directors of our company or our operating entities, including the consolidated variable interest entities, is an official of the Chinese Communist Party as of the date of this annual report.

None of the currently effective memorandum and articles of association (or equivalent organizing document) of our company or the consolidated variable interest entities contains any charter of the Chinese Communist Party.

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

4.6*	Share Pledge Agreement, by and among Dada Glory Network Technology (Shanghai) Co., Ltd., Shanghai Qusheng Internet Technology Co., Ltd. and Jun Yang, dated December 8, 2022
4.7*

Share Pledge Agreement, by and among Dada Glory Network Technology (Shanghai) Co., Ltd., Shanghai Qusheng Internet Technology Co., Ltd. and Jiangsu Jingdong Bangneng Investment Management Co., Ltd., dated December 8, 2022

4.8*	Exclusive Option Agreement, by and among Dada Glory Network Technology (Shanghai) Co., Ltd., Shanghai Qusheng Internet Technology Co., Ltd. and Jun Yang, dated December 8, 2022
4.9*

Exclusive Option Agreement, by and among Dada Glory Network Technology (Shanghai) Co., Ltd., Shanghai Qusheng Internet Technology Co., Ltd. and Jiangsu Jingdong Bangneng Investment Management Co., Ltd., dated December 8, 2022

4.10*	Power of Attorney, from Jun Yang to Dada Glory Network Technology (Shanghai) Co., Ltd., dated December 8, 2022
4.11*	Power of Attorney, from Jiangsu Jingdong Bangneng Investment Management Co., Ltd. to Dada Glory Network Technology (Shanghai) Co., Ltd., dated December 8, 2022
4.12*	Spousal Consent Letter granted by the spouse of Jun Yang dated December 8, 2022
4.13

English translation of Business Cooperation Agreement, by and between JD.com, Inc. and Dada Nexus Limited, dated April 26, 2016 (incorporated hereby reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.14

Amended and Restated Business Cooperation Agreement, by and between Walmart (China) Investment Co., Ltd. and Dada Nexus Limited, dated August 8, 2018 (incorporated hereby reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.15

Share Subscription Agreement between Dada Nexus Limited and Sunflower Investment Limited, dated March 22, 2021 (incorporated hereby reference to Exhibit 4.11 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 31, 2021)

4.16

Amendment to Share Subscription Agreement between Dada Nexus Limited and Sunflower Investment Limited, dated February 25, 2022 (incorporated hereby reference to Exhibit 99.3 to Schedule 13D jointly filed by JD.com, Inc. and others with the Securities and Exchange Commission on March 4, 2022)

4.17

English translation of Business Cooperation Agreement, by and between JD.com, Inc. and Dada Nexus Limited, dated February 28, 2022 (incorporated hereby reference to Exhibit 99.4 to Schedule 13D jointly filed by JD.com, Inc. and others with the Securities and Exchange Commission on March 4, 2022)

4.18*	Share Subscription Agreement between Dada Nexus Limited and Sunflower Investment Limited, dated April 25, 2023
4.19*	English translation of Business Cooperation Agreement, by and between JD.com, Inc. and Dada Nexus Limited, dated April 25, 2023
8.1*	List of Significant Subsidiaries and VIE of the Registrant
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

Dada Nexus Limited

	By:	/s/ Jeff Huijian He
		Name:	Jeff Huijian He
		Title:	Director and President

Date: April 25, 2023

DADA NEXUS LIMITED

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Dada Nexus Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dada Nexus Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ (deficit) equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into U.S.dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

On-demand retail platform and delivery services revenue on JDDJ platform — Refer to Notes 2.15 to the financial statements

Critical Audit Matter Description

The Company’s on-demand retail platform services revenue and delivery services revenue on JDDJ platform consist of transaction-based fees made up of a significant volume of low-dollar transactions. The Company recognized RMB2,910 million of revenue for such transactions in the financial statements for the year ended December 31, 2022. The processing and recording of revenue involve highly complicated calculation and is based on significant volume of contractual terms with merchants, consumers, and other parties. Because of the nature of the Company’s transaction-based fees, the Company uses automated system and tool to process and record its revenue transactions.

We identified on-demand retail platform services revenue and delivery services revenue on JDDJ platform as a critical audit matter because the Company’s systems to process and record revenue involve highly complicated calculation and significant volume of transactions. This required an increased extent of effort, including the need for us to involve professionals with expertise in information technology (IT) to identify, test, and evaluate the Company’s systems and automated controls and to evaluate the mathematical accuracy of the recorded revenue.

How the Critical Audit Matter Was Addressed in the Audit

●	With the assistance of our IT specialists, we:
-

Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

-	Performed testing of system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to ensure the accuracy and completeness of revenue.
-	Tested internal control within the relevant revenue business processes, including reconciliation between operating data to financial data.
-	Independently reconciled the financial data to operating data for the whole year 2022.
●	For a sample of revenue transactions, we performed detail transaction testing by agreeing the recorded revenue to supporting documentation including but not limited to executed customer contracts, cash collections, and delivery evidence to evaluate whether the revenue was properly recorded.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 25, 2023

We have served as the Company’s auditor since 2019.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Dada Nexus Limited:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Dada Nexus Limited and its subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended December 31, 2022 of the Company and our report dated April 25, 2023, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers outside the People’s Republic of China.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 25, 2023

DADA NEXUS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 and 2022

(Amounts in thousands, except share data and otherwise noted)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$
				(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		512,830	1,233,974	178,909
Restricted cash		58,020	433,895	62,909
Short-term investments	4	1,193,909	2,702,524	391,829
Accounts receivable, net of allowance for credit losses of nil and RMB 10,651 as of December 31,2021 and 2022, respectively		352,324	313,502	45,454
Inventories		6,344	8,826	1,280
Amount due from related parties	16	840,667	1,060,987	153,829
Prepayments and other current assets	5	479,017	606,502	87,935
Total current assets		3,443,111	6,360,210	922,145
Non-current assets:
Property and equipment, net	6	37,555	16,849	2,443
Goodwill		957,605	957,605	138,840
Intangible assets, net	7	332,317	1,665,320	241,449
Operating lease right-of-use assets	8	76,811	37,592	5,450
Long-term time deposits		400,000	—	—
Other non-current assets		33,181	8,223	1,192
Total non-current assets		1,837,469	2,685,589	389,374
TOTAL ASSETS		5,280,580	9,045,799	1,311,519
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities including amounts of the consolidated variable interest entity ("VIE") and VIE's subsidiaries without recourse to the Company. (Note 2.2)
Current liabilities:
Short-term loan	9	100,000	100,000	14,499
Accounts payable		9,800	9,791	1,420
Payable to riders and drivers		580,983	794,320	115,166
Amount due to related parties	16	71,760	147,003	21,313
Accrued expenses and other current liabilities	10	620,406	931,943	135,119
Operating lease liabilities		35,759	24,460	3,546
Total current liabilities		1,418,708	2,007,517	291,063
Non-current liabilities:
Deferred tax liabilities	14	27,000	21,988	3,189
Non-current operating lease liabilities		46,243	16,574	2,404
Total non-current liabilities		73,243	38,562	5,593
TOTAL LIABILITIES		1,491,951	2,046,079	296,656
Commitments and contingencies	18

DADA NEXUS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2021 and 2022

(Amounts in thousands, except share data and otherwise noted)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$
				(Note 2)
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000 and 2,000,000,000 shares authorized, 955,876,116 and 1,079,881,662 shares issued, 927,776,552 and 1,021,923,242 shares outstanding as of December 31, 2021 and 2022, respectively)	12	633	688	100
Additional paid-in capital		15,714,015	20,599,549	2,986,653
Accumulated deficit		(11,816,229)	(13,824,234)	(2,004,326)
Accumulated other comprehensive income (loss)		(109,790)	223,717	32,436
TOTAL SHAREHOLDERS’ EQUITY		3,788,629	6,999,720	1,014,863
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		5,280,580	9,045,799	1,311,519

The accompanying notes are an integral part of these financial statements

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Amounts in thousands, except share and per share data and otherwise noted)

		For the Year Ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$
					(Note 2)
Net revenues (including related party revenues of RMB3,008,947, RMB2,339,013 and RMB3,928,088 for the years ended December 31, 2020, 2021 and 2022, respectively)		5,739,989	6,866,262	9,367,595	1,358,174
Costs and expenses:
Operations and support		(4,721,311)	(5,139,102)	(5,743,010)	(832,658)
Selling and marketing		(1,848,730)	(3,427,909)	(4,747,926)	(688,385)
General and administrative		(498,826)	(400,397)	(408,771)	(59,266)
Research and development		(428,849)	(573,949)	(630,911)	(91,473)
Other operating expenses		(67,137)	(60,326)	(77,423)	(11,225)
Total costs and expenses		(7,564,853)	(9,601,683)	(11,608,041)	(1,683,007)
Other operating income		60,779	156,714	120,921	17,532
Loss from operations		(1,764,085)	(2,578,707)	(2,119,525)	(307,301)
Other income (expenses)
Interest expenses		(11,830)	(13,806)	(10,946)	(1,587)
Others, net		65,596	109,828	117,625	17,054
Total other income		53,766	96,022	106,679	15,467
Loss before income tax benefits		(1,710,319)	(2,482,685)	(2,012,846)	(291,834)
Income tax benefits	14	5,143	11,558	4,841	702
Net loss		(1,705,176)	(2,471,127)	(2,008,005)	(291,132)
Accretion of convertible redeemable preferred shares		(375,649)	—	—	—
Net loss available to ordinary shareholders of Dada Nexus Limited		(2,080,825)	(2,471,127)	(2,008,005)	(291,132)
Net loss per ordinary share:
Basic and diluted	13	(3.12)	(2.60)	(1.98)	(0.29)
Weighted average shares used in calculating net loss per ordinary share:
Basic and diluted		667,844,843	950,697,557	1,015,265,686	1,015,265,686
Net loss		(1,705,176)	(2,471,127)	(2,008,005)	(291,132)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of tax of nil		(209,963)	(39,487)	333,507	48,354
Total comprehensive loss		(1,915,139)	(2,510,614)	(1,674,498)	(242,778)

The accompanying notes are an integral part of these financial statements

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except share data and otherwise noted)

							Accumulated
				Additional			other	Total
		Ordinary shares		paid-in	Subscription	Accumulated	comprehensive	shareholders’
		Numbers		capital	receivables	deficit	Income (loss)	(deficit) equity
	Note	of Shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020		369,290,629	237	309,102	(35)	(7,639,926)	139,660	(7,190,962)
Issuance of ordinary shares for public offerings, net of issuance costs of RMB39,316	12	125,491,548	87	5,173,926	—	—	—	5,174,013
Conversion of preferred shares upon completion of initial public offering (“IPO”)		439,646,388	311	10,968,364	—	—	—	10,968,675
Share issued for exercise of stock options and vest of restricted share units	11	7,021,620	4	6,900	—	—	—	6,904
Collection of subscription receivable		—	—	—	35	—	—	35
Share-based compensation	11	—	—	360,078	—	—	—	360,078
Net loss		—	—	—	—	(1,705,176)	—	(1,705,176)
Accretion of convertible redeemable preferred shares		—	—	(375,649)	—	—	—	(375,649)
Foreign currency translation adjustments		—	—	—	—	—	(209,963)	(209,963)
Balance as of December 31, 2020		941,450,185	639	16,442,721	—	(9,345,102)	(70,303)	7,027,955
Share issued for exercise of stock options and vest of restricted share units	11	14,425,931	12	31,742	—	—	—	31,754
Repurchase of ordinary shares	12	(28,099,564)	(18)	(968,391)	—	—	—	(968,409)
Share-based compensation	11	—	—	207,943	—	—	—	207,943
Net loss		—	—	—	—	(2,471,127)	—	(2,471,127)
Foreign currency translation adjustments		—	—	—	—	—	(39,487)	(39,487)
Balance as of December 31, 2021		927,776,552	633	15,714,015	—	(11,816,229)	(109,790)	3,788,629
Issuance of ordinary shares to JD Group	12	109,215,017	69	5,057,691	—	—	—	5,057,760
Share issued for exercise of stock options and vest of restricted share units	11	19,069,453	9	10,656	—	—	—	10,665
Repurchase of ordinary shares	12	(34,137,780)	(23)	(401,543)	—	—	—	(401,566)
Share-based compensation	11	—	—	218,730	—	—	—	218,730
Net loss		—	—	—	—	(2,008,005)	—	(2,008,005)
Foreign currency translation adjustments		—	—	—	—	—	333,507	333,507
Balance as of December 31, 2022		1,021,923,242	688	20,599,549	—	(13,824,234)	223,717	6,999,720

The accompanying notes are an integral part of these financial statements.

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands and otherwise noted)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net loss	(1,705,176)	(2,471,127)	(2,008,005)	(291,132)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	201,272	192,567	496,958	72,052
Share-based compensation	360,078	207,943	218,730	31,713
Foreign exchange loss (gain)	—	1,126	(7,419)	(1,076)
Loss (gain) from disposal of property and equipment	82	(133)	546	79
Fair value change of wealth management product	—	—	(2,175)	(315)
Inventory write-down	413	176	297	43
Valuation allowance for doubtful accounts	—	—	10,651	1,544
Changes in operating assets and liabilities:
Accounts receivable	(365,350)	51,260	28,171	4,084
Inventories, net	(1,937)	(1,561)	(2,779)	(403)
Amount due from related parties	(337,659)	(194,326)	(220,319)	(31,943)
Prepayments and other current assets	(84,995)	(65,491)	(53,236)	(7,718)
Operating lease right-of-use assets	17,890	30,309	39,219	5,686
Other non-current assets	(6,785)	(20,467)	(4,449)	(645)
Accounts payable	3,922	(4,046)	(9)	(1)
Notes payable	170,000	(170,000)	—	—
Payable to riders and drivers	336,155	(136,513)	213,337	30,931
Amount due to related parties	(29,882)	18,842	75,243	10,909
Accrued expenses and other current liabilities	357,773	(55,321)	315,779	45,784
Deferred tax liabilities	(5,143)	(11,558)	(5,012)	(727)
Operating lease liabilities	(18,865)	(29,260)	(40,968)	(5,940)
Net cash used in operating activities	(1,108,207)	(2,657,580)	(945,440)	(137,075)
Cash flows from investing activities:
Proceeds from disposal of short-term investments	7,313,119	2,439,391	9,857,696	1,429,232
Purchase of short-term investments	(7,119,080)	(2,871,407)	(10,833,496)	(1,570,709)
Purchase of long-term time deposits	(400,000)	—	—	—
Purchase of property and equipment and intangible assets	(23,890)	(16,880)	(3,743)	(543)
Proceeds from disposal of property and equipment	94	166	917	133
Loan provided to third party companies (see Note 5)	—	(446,223)	(1,103,500)	(159,992)
Loan settled by third party companies (see Note 5)	—	208,290	1,055,733	153,067
Net cash used in investing activities	(229,757)	(686,663)	(1,026,393)	(148,812)

Cash flows from financing activities:
Proceeds from short-term loan	600,000	100,000	1,118,000	162,095
Repayment of short-term loan	—	(600,000)	(1,118,000)	(162,095)
Proceeds from public offerings, net of issuance costs paid of RMB 38,821	5,174,508	—	—	—
Issuance of ordinary shares	—	—	3,451,921	500,481
Proceeds from exercise of share options	6,904	31,754	10,665	1,546
Repurchase of ordinary shares	—	(968,409)	(401,566)	(58,222)
Proceeds from (payment of) stock sold on behalf of employees	110,103	(117,850)	(6,166)	(894)
Proceeds from subscription receivable	35	—	—	—
Net cash provided by (used in) financing activities	5,891,550	(1,554,505)	3,054,854	442,911
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(188,664)	(51,457)	13,998	2,029
Net increase (decrease) in cash, cash equivalents and restricted cash	4,364,922	(4,950,205)	1,097,019	159,053
Cash and cash equivalents and restricted cash, beginning of the year	1,156,133	5,521,055	570,850	82,765
Cash and cash equivalents and restricted cash, end of the year	5,521,055	570,850	1,667,869	241,818

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands and otherwise noted)

The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows.

		As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Cash and cash equivalents	5,461,264	512,830	1,233,974	178,909
Restricted cash	59,791	58,020	433,895	62,909
Total cash, cash equivalents, and restricted cash	5,521,055	570,850	1,667,869	241,818

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Supplemental disclosure for cash flow information
Cash paid for interest	21,718	5,013	10,621	1,540
Cash paid for income tax	—	—	171	25
Supplemental disclosure of non-cash investing and financing activities:
Accretion of convertible redeemable preferred shares	375,649	—	—	—
Payables related to property and equipment	(1,321)	(655)	(1,799)	(261)
Intangible assets acquired from JD investment (Note 12)	—	—	(1,605,839)	(232,825)

The accompanying notes are an integral part of these financial statements.

DADA NEXUS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS

Dada Nexus Limited (the “Company”) was incorporated under the laws of the Cayman Islands on July 8, 2014. The Company through its wholly-owned subsidiaries, VIE and VIE’s subsidiaries (collectively, the “Group”) primarily provides delivery services and marketplace services to its customers through its mobile platforms, websites and mini programs. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

As of December 31, 2022, the Company’s major subsidiaries, VIE and VIE’s subsidiaries (“consolidated VIEs”) are as follows:

			Percentage
			of direct
			or indirect
	Place of	Date of incorporation /	economic
Name of Company	incorporation	acquisition	ownership	Principal activities
Subsidiaries
Dada Group (HK) Limited (“Dada HK”)	Hong Kong	July 24, 2014	100%	Investment holding
Dada Glory Network Technology (Shanghai) Co., Ltd. (“Dada Glory”)	PRC	November 7, 2014	100%	Providing services in connection with on-demand delivery platform (“Dada Now”)
Shanghai JD Daojia Yuanxin Information Technology Co., Ltd. (“Shanghai JDDJ”)	PRC	April 26, 2016	100%	Providing services in connection with on-demand retail platform (“JDDJ”)
VIE
Shanghai Qusheng Internet Technology Co. Ltd. (“Shanghai Qusheng”)	PRC	July 2, 2014	100%	Holding value-added telecommunications services license of Dada Now and maintaining Dada Now website
VIE’s Subsidiary
Shanghai JD Daojia Youheng E-Commerce Information Technology Co., Ltd. (“JDDJ Youheng”)	PRC	December 3, 2015	100%	Holding value-added telecommunications services license of JDDJ and maintaining JDDJ website

2.   PRINCIPAL ACCOUNTING POLICIES

2.1 Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the years presented.

2.2 Basis of consolidation

The financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries in which it has a controlling financial interest. The results of the subsidiaries, VIE and VIE’s subsidiaries are consolidated from the date on which the Company obtained control and continue to be consolidated until the date that such control ceases. All intercompany balances and transactions between the Group, its subsidiaries, VIE and VIE’s subsidiaries have been eliminated in consolidation.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.2 Basis of consolidation - continued

VIE Arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and other restricted businesses in the PRC through Shanghai Qusheng and its wholly-owned subsidiary, JDDJ Youheng. Shanghai Qusheng is an entity whose equity interests are held by certain management members and shareholders of the Group (“Nominee Shareholders”). On November 14, 2014, Dada Glory entered into a series of contractual agreements with Shanghai Qusheng and its shareholders, which were amended subsequently primarily for change of Nominee Shareholders. The contractual agreements were further amended on December 28, 2022. Currently, Dada Glory has 50% direct ownership of Qusheng, and the remaining 50% ownership was held by new Nominee Shareholders, which is an entity held by three individuals and management of the Group. The following is a summary of the agreements which allow Dada Glory to exercise effective control over Shanghai Qusheng.

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Dada Glory and the VIE, Dada Glory has the exclusive right to provide the VIE with complete business support and technical and consulting services, including but not limited to technical services, network support, business consultations, intellectual property licenses, equipment or leasing, marketing consultancy, system integration, product research and development, and system maintenance. Without Dada Glory’s prior written consent, the VIE may not accept any consultations and/or services regarding the matters contemplated by this agreement provided by any third party during the term of the agreement. The VIE agrees to pay Dada Glory service fees at an amount equals to 100% of the net income generated by the VIE, which should be paid on a monthly basis. However, no such service fees have been paid during the periods as the VIE has been in net loss position. Dada Glory has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. To guarantee the VIE’s performance of its obligations thereunder, Nominee Shareholders of the VIE have pledged all of their equity interests in the VIE to Dada Glory pursuant to the share pledge agreement. The exclusive business cooperation agreement has an initial term of 10 years and shall be extended if confirmed in writing by Dada Glory prior to the expiration. The extended term shall be determined by Dada Glory, and the VIE shall accept such extended term unconditionally.

Exclusive Option Agreements

Pursuant to the exclusive option agreements, each of Nominee Shareholders of the VIE has irrevocably granted Dada Glory, or any person designated by Dada Glory, an exclusive option to purchase all or part of its equity interests in the VIE. Dada Glory may exercise such options at a price equal to the lowest price as permitted by applicable PRC laws at the time of transfer of equity. The VIE and Nominee Shareholders of the VIE covenant that, without Dada Glory’s prior written consent, they will not, among other things, (i) supplement, change or amend the VIE’s articles of association and bylaws, (ii) increase or decrease the VIE’s registered capital or change its structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in the VIE, other than those created under the equity interest pledge agreement, (iv) sell, transfer, mortgage, or dispose of their legal or beneficial interests in and any assets of the VIE and any legal or beneficial interests, (v) enter into any material contract by the VIE, except in the ordinary course of business, or (vi) merge or consolidate the VIE with any other entity. The exclusive option agreement has an initial term of ten years, and at the end of the initial term shall be renewed for a further term as specified by Dada Glory or terminated by Dada Glory in its sole discretion.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.2 Basis of consolidation - continued

VIE Arrangements - continued

Share Pledge Agreements

Pursuant to the share pledge agreements, each of Nominee Shareholders of the VIE has pledged the security interest in their respective equity interests in the VIE, representing 50% equity interests in the VIE in aggregate to Dada Glory, to guarantee performance by Nominee Shareholders of their obligations under the powers of attorney, the exclusive business cooperation agreement and the exclusive option agreement, as well as the performance by the VIE of its obligations under the exclusive business cooperation agreement and the exclusive option agreement. In the event of a breach by the VIE or any of its shareholders of contractual obligations under these contractual arrangements, Dada Glory, as pledgee, will have the right to take possession of and dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. Nominee Shareholders of the VIE also covenant that, without the prior written consent of Dada Glory, they shall not transfer or agree to other’s transfer of the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity interests. The equity interest pledge agreement will remain effective until the contractual obligations are fully fulfilled and terminated. During the equity pledge period, Dada Glory is entitled to all dividends and other distributions generated by the VIE.

Powers of Attorney

Pursuant to the power of attorney, each of nominee shareholders of the VIE has executed a power of attorney to irrevocably authorize Dada Glory, or any person designated by Dada Glory, to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIE, including, but not limited to, the right to propose, convene and attend shareholders’ meetings, (ii) vote on any resolution on behalf of the shareholders that require the shareholders to vote under PRC law and the VIE’s articles of association, such as the sale, transfer, pledge and disposal of all or part of a shareholder’s equity interest in the VIE, and designate and appoint the VIE’s legal representative, director, supervisor, chief executive officer and other senior management members on behalf of the shareholders. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of the VIE or otherwise instructed by Dada Glory.

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

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.2 Basis of consolidation - continued

VIE Arrangements - continued

Risks in relation to the VIE structure

The Company believes that the contractual arrangements amongst Dada Glory, Shanghai Qusheng and their respective shareholders are in compliance with PRC law and are legally enforceable. The Nominee Shareholders of Shanghai Qusheng are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, Shanghai Qusheng and their Nominee Shareholders may fail to take certain actions required for the Company’s business or to follow the Company’s instructions despite their contractual obligations to do so. Furthermore, if Shanghai Qusheng or their Nominee Shareholders do not act in the best interests of the Company under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Company will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provided for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Shanghai Qusheng, and its ability to conduct the Company’s business may be adversely affected.

The following amounts and balances of the consolidated VIE were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2021	2022
	RMB	RMB
Cash and cash equivalents	3,961	13,968
Accounts receivable, net	760	373
Amount due from related parties	476	2,688
Prepayments and other current assets	3,287	4,122
Property and equipment, net	245	84
Intangible assets, net	10,938	9,302
Operating lease right-of-use assets	791	—
Other non-current assets	93	92
Total assets	20,551	30,629

Payable to riders and drivers	404	304
Amount due to related parties	32	966
Accrued expenses and other current liabilities	12,542	15,559
Operating lease liabilities	192	—
Non-current operating lease liabilities	412	—
Total liabilities	13,582	16,829

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net Revenues	3,293	13,104	15,769
Net loss	(49,741)	(58,641)	(36,743)
Net cash provided by operating activities	535	4,308	10,007
Net cash used in investing activities	(59)	(859)	—

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.2 Basis of consolidation - continued

VIE Arrangements - continued

The VIE contributed approximately 0.1%, 0.2% and 0.2% of the Group’s consolidated net revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the VIE accounted for approximately 0.4% and 0.3% of the consolidated total assets, and approximately 0.9% and 0.8% of the consolidated total liabilities, respectively.

There are no terms in any arrangements, other than the capital contribution for the 50% interests directly held by Dada Glory, considering both explicit arrangements and implicit variable interests that require the Group or its subsidiaries to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Group or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for paid-in capital, additional paid-in capital (“APIC”) and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of their paid-in capital, APIC and PRC statutory reserve, to the Group in the form of loans and advances or cash dividends.

2.3 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the useful lives of property and equipment and intangible assets, allowance for credit losses, assumptions used to measure the impairment of goodwill, property and equipment and intangible assets, assumptions impacting the valuation of ordinary shares and share options, and realization of deferred tax assets.

2.4 Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company is the United States dollar (“US$” or “USD”). The functional currency of the Company’s subsidiaries, VIE and VIE’s subsidiaries is RMB or USD as determined based on the economic facts and circumstances.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated monetary assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the comprehensive loss.

Assets and liabilities of the Company and its subsidiaries with functional currency other than RMB are translated into RMB at fiscal year-end exchange rates. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated at average exchange rates during the fiscal year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive income (loss).

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.5 Convenience translation

The Group’s business is primarily conducted in China and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2022, or at any other rate.

2.6 Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which is highly liquid and unrestricted as to withdrawal and use.

2.7 Restricted cash

The Group’s restricted cash mainly represents cash received from consumers and reserved in bank supervised accounts for payments to retailers on the on-demand retail platform.

2.8 Short-term investments

Short-term investments include (i) wealth management products with variable interest rates and will mature within one year; (ii) time deposits with original maturities longer than three months but less than one year. Prior to 2022, the Group classifies its investments in wealth management products as held-to-maturity securities, as the Group expects to receive all the principles and has the positive intent and ability to hold those securities to maturity. Starting from 2022, the Group elects the fair value option to record new investments in wealth management products with variable interest rates and deposits indexed to foreign exchange with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments.Changes in the fair value are reflected in the consolidated statements of operations and comprehensive loss. The Group also holds some deposits that have fixed interest rates and they are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity, and are recorded at amortized cost. The gains recognized from wealth management products are RMB7,855, RMB14,524, and RMB19,865 for the years ended December 31, 2020, 2021 and 2022, respectively.

2.9 Accounts receivable, net

Accounts receivable mainly consists of amount due from the Group’s customers, which is recorded net of allowance for credit losses.On January 1, 2021, the Group adopted Accounting Standards Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) using the modified retrospective transition method. ASC 326 replaces the incurred loss impairment model with a forward-looking current expected credit loss (“CECL”) methodology, which results in more timely recognition of credit losses. The Group has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, and other factors that may affect its ability to collect from customers. The cumulative effect from the adoption as of January 1, 2021 was immaterial to the financial statements. Allowance of nil and RMB10,651 was recognized for accounts receivable as of December 31, 2021 and 2022, respectively. Provision for credit loss of nil and RMB10,651 was recorded for the year ended December 31, 2021 and 2022, respectively.

2.10 Inventories

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

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.11 Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and impairment. Property and equipment is depreciated at rates sufficient to write off its costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Computer equipment	3-4 years
Office facilities	3-5 years
Vehicles	5 years
Software	3-5 years
Leasehold improvement	Over the shorter of the expected useful life or the lease term

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

2.12 Intangible assets, net

Intangible assets purchased are recognized and measured at cost upon acquisition. The Group’s intangible assets primarily comprise of business cooperation agreement (“BCA”), non-compete commitment (“NCC”), technology, trademark and domain name arising from the Group’s acquisition of JDDJ business from JD.com (“JD”) in 2016 and BCA arising from JD investment in 2022, which are recognized and measured at fair value based on a valuation upon acquisition. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives as follows:

Category	Amortization Years
BCA	5-7
NCC	7
Technology	3.7
Trademark and Domain Name	9-9.7

2.13 Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisition of JDDJ business from JD occurred in 2016 and there is no change to the carrying amount of goodwill as of December 31, 2021 and 2022. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if any indication of impairment exists.

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

The Group has determined it has only one reporting unit and applied quantitative assessment in its annual goodwill impairment analysis as of December 31 of each year. No goodwill impairment was recorded for 2020, 2021 and 2022 as the fair value of the reporting unit significantly exceeded its carrying value at each assessment date.

2.   PRINCIPAL ACCOUNTING POLICIES – continued

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

As of December 31, 2022, investments in wealth management product are measured using Level 2 input and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition. The fair values of investments in wealth management products are measured based on currently redeemable prices offered by the selling bank, which are considered as level 2 inputs.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.15 Revenue recognition

The Group derives its revenues principally from merchants’, individual senders’ and retailers’ use of the Group’s core platforms in connection with on-demand retail platform services and on-demand delivery services. Revenue is stated net of value added tax, discounts and return allowances.

Services

The Group arranges for on-demand delivery services to be provided through Dada Now platform where it assists the customer, a merchant or an individual sender, in finding a rider to complete a delivery requested by the customer. The Group concludes that it acts as an agent in these transactions as it is not responsible for fulfilling the promise to provide the delivery services, nor does the Group have the ability to control the related services. The Group does not have the ability to control the services provided by riders due to the following: (i) the Group does not pre-purchase or otherwise obtain control of the riders’ services prior to their transfer to the customers; (ii) the Group does not guarantee an order could be taken by a rider; (iii) the Group cannot direct the riders to accept, decline or disregard a transaction request and (iv) the Group’s platform services do not include the delivery services provided to the customers by the riders. The service fee earned by the Group is the difference between the amount paid by the customer based on an upfront quoted fare and the amount earned by the rider based on expected delivery time, distance and other factors, which are both fixed at the time a transaction is entered into with a customer. The Group may record a loss from a transaction when an upfront quoted fare offered to the customer is less than the amount the Group is committed to paying to the rider. The revenue is recognized on a net basis at the point of delivery of merchandise. The loss on this type of transactions is recorded in operations and support costs in the consolidated statements of operations and comprehensive loss, as it is not related to any other current, previous or future transactions with the customer and in substance, is an expense paid to the rider. The losses included in operations and support costs were RMB76,989, RMB95,281 and RMB85,177 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

In addition, the Group fulfills the delivery needs of retailers on JDDJ and other business customers on Dada Now by utilizing the Group’s network of registered riders on Dada Now. Under this type of services, the Group enters into agreements with retailers and other business customers, which enforce the Group’s acceptance of all the related delivery requests at the prices stipulated in the agreements. The Group has determined that it acts as the principal in these transactions as the Group is primarily responsible for the delivery of merchandise and has the ability to control the related services. The Group has the ability to control the services provided by riders as it is responsible for and guarantees identifying and directing riders that meet the quality criteria stipulated in the agreements to complete the deliveries requested by retailers or other business customers. Additionally, the Group has ultimate control over the amounts charged to the customers. Although in this type of services, the riders still have the ability to accept, decline or disregard a delivery assignment, it is the Group’s responsibility to find a replacement and complete the delivery timely. Revenues resulting from these services are recognized on a gross basis at a fixed rate or a pre-determined amount for each completed delivery, with the amounts paid to the riders recorded in operations and support costs. These revenues are recognized at the point of delivery of merchandise.

The Group also provides marketing and promotion services to its customers on JDDJ platform. Revenue is recognized when service is rendered. Marketing and promotion services revenues are recognized on a gross basis over a period of time.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.15 Revenue recognition – continued

Other services provided by the Group comprise packaging services provided to retailers on JDDJ. Revenue is recognized when service is rendered at the point in time.

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

Rider incentives

The Group offers various incentive programs to riders, primarily in the form of volume-based incentives. The riders are not the Group’s customers as they do not pay for their use of the Group’s platform in any form. Therefore, for transactions where the Group acts as an agent and recognizes revenue on a net basis, the related rider incentives are recorded as a reduction of revenue. The incentive amount in excess of the related revenue is included in operations and support costs. For transactions where the Group acts as a principal and recognizes revenue on a gross basis, the related rider incentives are included in operations and support costs. For the years ended December 31, 2020, 2021 and 2022, incentives to riders recorded in operations and support costs were RMB143,916, RMB88,494 and RMB79,238, respectively, including incentives attributable to transactions where the Group acts as the principal of RMB114,229, RMB64,261 and RMB72,519, respectively.

Consumer incentives

The consumer incentives are offered to promote the Group’s platform or brand owners’ products in the form of promotion coupon on JDDJ, which are valid only during a limited period of time. These incentives are provided at the Group’s discretion and are not contractually required by the retailers or brand owners. These incentives also do not reduce the overall pricing of the services provided by the Group. As the Group has no performance obligation to consumers, who are not the Group’s customers,consumer incentives offered to promote the Group’s platform are recognized as selling and marketing expenses, and consumer incentives offered on brand owners’ products are recognized as operation and support costs. For the years ended December 31, 2020, 2021 and 2022, consumer incentives recorded as selling and marketing expenses and operation and support costs were RMB1,166,032 and RMB321,178, RMB2,223,109 and RMB715,883 and RMB2,782,585 and RMB1,013,636, respectively.

All the consumer incentives granted can be categorized into (i) incentives granted concurrent with a purchase transaction and (ii) incentives granted not concurrent with a purchase transaction. When the incentive is granted concurrent with a purchase transaction, expenses or reduction of revenue are accrued, in the most likely amount to be earned, as the related transactions are recorded. Since such incentives are generally earned over a very short period of time, there is limited uncertainty when estimating the expenses to be accrued or variable consideration to be recorded as a reduction of revenue. When the incentive (i.e. a coupon) is granted not concurrent with a purchase transaction, expenses or reduction of revenue are recognized upon the redemption of such incentive.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.15 Revenue recognition - continued

Disaggregation of revenues

For the years ended December 31, 2020, 2021 and 2022, all of the Group’s revenues were generated in the PRC. The disaggregated revenues by revenue streams were as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Dada Now: (1)
Services	3,377,653	2,753,458	3,082,928
Sales of goods	56,925	67,254	74,642
Subtotal	3,434,578	2,820,712	3,157,570
JDDJ: (2)
Services	2,305,411	4,045,550	6,205,180
Sales of goods	—	—	4,845
Subtotal	2,305,411	4,045,550	6,210,025
Total	5,739,989	6,866,262	9,367,595

Notes:

(1)	Includes net revenues from on-demand delivery services and freight services. Revenue from on-demand delivery services for which the Group acts as a principal was RMB763,699, RMB1,681,121 and RMB2,343,206 for the years ended December 31, 2020, 2021 and 2022, respectively.
(2)	Includes net revenues from (i) commission fee, and online advertising and marketing services of RMB1,211,549, RMB2,275,306 and RMB3,831,218 for the years ended December 31, 2020, 2021 and 2022, respectively; and (ii) delivery services and others of RMB1,093,862, RMB1,770,244 and RMB2,373,962 for the years ended December 31, 2020, 2021 and 2022, respectively.

Contract balances

The remaining unsatisfied performance obligation as of December 31, 2020, 2021 and 2022 was immaterial.

Timing of revenue recognition may differ from the timing of invoicing customers. Accounts receivable represents amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.15 Revenue recognition - continued

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

Advances from
Customers
RMB
Ending Balance as of January 1, 2020	15,357
Increase, net	10,894
Ending Balance as of December 31, 2020	26,251
Increase, net	23,264
Ending Balance as of December 31, 2021	49,515
Increase, net	44,407
Ending Balance as of December 31, 2022	93,922

The opening balances of RMB15,357, RMB26,251 and RMB49,515 were recognized as revenue in the years ended December 31, 2020, 2021 and 2022, respectively.

Practical expedients and exemptions

The Group elects not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

2.16 Operations and support

Operations and support costs primarily consist of (i) riders’ and drivers’ remuneration and incentives to fulfil the Group’s delivery orders and picking orders, (ii) expenses incurred in providing customer and rider care services or the service fee charged by external customer service providers, (iii) expenses charged by outsourced delivery agencies, (iv) expenses incurred in providing online marketing services, (v) transaction fees charged by third-party payment platform, and (vi) packaging cost as well as other operations and support costs directly attributed to the Group’s principal operations.

2.17 Selling and marketing

Selling and marketing expenses primarily consist of incentive payments to consumers, advertising and marketing expenses, payroll and related expenses for employees involved in selling and marketing functions, as well as the expenses incurred for facilities and equipment, such as depreciation expenses, rental and others. The advertising and marketing expenses amounted to RMB247,858, RMB574,569 and RMB944,471 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.20 Leases

As a lessee

The Group leases office space and warehouse facilities in different cities in PRC under non-cancellable operating lease agreements that expire at various dates through October 2024. The Group elected the short-term lease exemption for all contracts with an original lease term of 12 months or less.

Under ASC 842, the Group determines whether an arrangement constitutes a lease and records lease liabilities and ROU assets on its consolidated balance sheets at the lease commencement. The Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Group’s incremental borrowing rate, an estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Group measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term after the lessor makes the underlying asset available to the Group. Some of the Group’s lease contracts include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group does not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

Sublease

The Group subleases warehouses to its merchants on Dada Now platform under operating leases. In accordance with the provisions of ASC 842, since the Group has not been relieved from the responsibilities as the primary obligor of the warehouse head lease, the Group cannot net the sublease income against its lease payment to calculate the lease liability and ROU asset. The Group’s practice has been, and will continue to, straight-line the sub-lease income over the term of the sublease. For the years ended December 31, 2020, 2021 and 2022, gross sublease income of the Group was RMB16,086, RMB23,304, and RMB5,823, respectively, which was included in net revenues in the consolidated statements of operations and comprehensive loss.

2.21 Share-based compensation

The Group accounts for share options and restricted share units granted to employees, directors, and consultants under ASC 718, “Stock Compensation”. In accordance with the standard, the Group determines whether a share-based compensation should be classified and accounted for as a liability award or an equity award.

Options and restricted share units granted to employees and non-employees, including directors, vest upon satisfaction of a service condition, which is generally satisfied over one year and four years, and are measured at fair value as of the grant date. The Company elects to recognize forfeitures when they occur.

Additionally, the Group’s incentive plan provides an exercisability clause where employees or non-employees can only exercise vested options upon the occurrence of the event that the Group’s ordinary shares are publicly traded. The satisfaction of the performance condition becomes probable only upon the completion of the Group’s initial public offering (“IPO”). Therefore, with the Company’s completion of IPO in June 2020, the Group has recorded the cumulative share-based compensation expenses for these options.

According to ASC 718, a change in any of the terms or conditions of equity-based awards shall be accounted for as a modification of the award. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified. For vested options, the Group would recognize incremental compensation cost on the date of modification and for nonvested options, the Group would recognize, prospectively and over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

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

2.23 Government grants

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support the Group’s ongoing operations in the region. The grants are determined at the discretion of the relevant government authorities and there are no restrictions on their use. The government grants are recorded as other operating income in the period the cash is received.

2.24 Taxation

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statements of operations and comprehensive loss in the period of the enactment of the change.

2.25 Segment reporting

The Group uses management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions in allocation of resource and assessing performance.

The Group’s CODM has been identified as the president who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

The Group’s long-lived assets are all located in the PRC and all of the Group’s revenues are derived from the PRC. Therefore, no geographic information is presented.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.26 Comprehensive loss

Comprehensive loss is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss is reported in the consolidated statements of operations and comprehensive loss. Accumulated other comprehensive income (loss), as presented in the accompanying consolidated balance sheets, represents accumulated foreign currency translation adjustments.

2.27 Recent accounting pronouncements

There are no recent accounting pronouncements in which the adoption is expected to have a material effect on the Group’s financial statements in the current or any future periods.

3.   FAIR VALUE MEASUREMENTS

The Group’s financial instruments mainly include cash and cash equivalent, restricted cash, short-term investments, accounts receivable, prepayments and other current assets, amount due from and due to related parties, long-term time deposit, accounts payable, certain other current liabilities, short-term loan, and payable to riders and drivers. The carrying amounts of short-term financial instruments approximate their fair value due to their short-term nature. The carrying values of long-term time deposits approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market.

Certain non-financial assets are measured at fair value on a nonrecurring basis, including property and equipment, operating lease right-of-use assets, goodwill and intangible assets and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance and discount rate to the discounted cash flow valuation methodology. During the years ended December 31, 2020, 2021 and 2022, the Group did not recognize any impairment of non-financial assets .

4.   SHORT-TERM INVESTMENTS

	As of December 31,
	2021	2022
	RMB	RMB
Wealth management products	568,909	671,188
Time deposits	625,000	2,031,336
Total	1,193,909	2,702,524

5.   PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2021	2022
	RMB	RMB
Loan provided to third party companies (1)	237,933	285,700
VAT receivables	133,050	145,868
Funds receivable from third party mobile and online payment platforms	49,310	71,394
Interest receivable	24,779	61,325
Advance to suppliers	25,667	32,621
Deposits mainly for lease of premises	5,799	5,569
Other receivables	1,384	3,218
Prepaid interest expense	1,095	807
Prepayments and other current assets	479,017	606,502

Notes:

(1)	In 2021, the Group made available to third party companies a one-year revolving credit facility of up to RMB300,000 with annualized interest rate of 4.5%. The facility was guaranteed by certain shareholders of those third-party companies. In 2022, the Group agreed to extend the maturity date mentioned in the original agreement to the date of April 26, 2024 and increase in revolving credit facility of up to RMB400,000. Each loan under this credit facility has a maturity of three months.

6.   PROPERTY AND EQUIPMENT, NET

Property and equipment and the accumulated depreciation are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Office facilities	5,260	2,844
Software	18,720	20,610
Computer equipment	15,551	18,797
Vehicles	1,873	285
Leasehold improvement	55,548	59,302
Total cost	96,952	101,838
Less: Accumulated depreciation	(59,397)	(84,989)
Property and equipment, net	37,555	16,849

Depreciation expenses related to property and equipment were RMB18,826 and RMB27,055 for the years ended December 31, 2021 and 2022, respectively.

7.   INTANGIBLE ASSETS, NET

Gross carrying amount, accumulated amortization and net book value of the intangible assets are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
BCA	427,010	2,235,457
NCC	531,579	580,678
Trademark and Domain name	340,053	340,053
Technology	96,000	96,000
Less: Accumulated amortization	(1,062,325)	(1,586,868)
Intangible assets, net	332,317	1,665,320

Amortization expenses related to intangible assets were RMB173,741 and RMB469,903 for the years ended December 31,2021 and 2022, respectively.

Along with JD investment on February 28, 2022, JD and the Group entered into a BCA which granted the Group certain strategic resources. The BCA primarily includes cooperation areas such as user traffic and search results. The Group recognized BCA arising from JD investment of USD254,000 (RMB1,605,839) and amortized it on a straight-line basis over 5 years.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Future Amortization Expense
RMB
For the years ending December 31,
2023	446,324
2024	396,119
2025	396,112
2026	363,825
2027 and thereafter	62,940
Total	1,665,320

8.   OPERATING LEASES

For the years ended December 31, 2020, 2021 and 2022, the Group incurred operating lease costs amounting to RMB47,915, RMB50,537 and RMB35,973 respectively, excluding RMB13,548, RMB9,256 and RMB9,031 for short-term leases not capitalized as ROU assets, respectively.

Supplemental cash flow information related to operating leases included in operating lease assets and liabilities was as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cash payments for amounts included in measurement of liabilities	48,890	49,864	36,890
New operating lease assets obtained in exchange for operating lease liabilities	24,688	18,744	5,836
ROU modification due to early surrender	—	(3,154)	(11,873)
Lease liability modification due to early surrender	—	2,778	12,705

As of December 31, 2021 and 2022, the Group’s operating leases had a weighted average remaining lease term of 2.5 and 1.7 years and a weighted average discount rate of 4.8% and 4.8%, respectively.

Future lease payments under operating leases, excluding short-term leases not capitalized, as of December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Within one year	38,669	25,836
Within a period of more than one year but not more than two years	28,694	16,878
Within a period of more than two year but not more than three years	19,498	—
Total future lease payments	86,861	42,714
Less: imputed interest	4,859	1,680
Total lease liability balance	82,002	41,034
Less: Current operating lease liabilities	35,759	24,460
Long-term operating lease liabilities	46,243	16,574

The future lease payments for short-term leases not capitalized as ROU assets were RMB3,620 and RMB2,061 as of December 31, 2021 and December 31, 2022, which will be paid within one year.

9.   SHORT-TERM LOAN

	As of December 31,
	2021	2022
	RMB	RMB
Short-term bank borrowing	100,000	100,000

The Group borrowed short-term loan of RMB100,000 as of December 31, 2021 and 2022. The interest rate is 2.75% and 1.80% respectively. Both borrowings have a maturity of one year and are collateralized by RMB100,000 of time deposit.

The interest expense incurred for the short-term bank borrowings for the years ended December 31, 2021 and 2022 amounted to RMB13,806 and RMB10,947, respectively.Cash proceeds received from short-term bank borrowing for the years ended December 31, 2021 and 2022 amounted to RMB100,000 and RMB1,118,000 and repayment of short-term bank borrowing for the years ended December 31, 2021 and 2022 amounted to RMB600,000 and RMB1,118,000, respectively.

10.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2021	2022
	RMB	RMB
Salaries and welfare payables	170,813	227,338
Payables to retailers on JDDJ(1)	143,268	220,913
Accrued marketing expenses	106,307	179,608
Advance for online marketing services	48,518	88,694
Professional fee payable	36,745	62,048
Deposits from retailers and outsourced agencies	39,423	56,466
Advance for delivery services(2)	23,894	37,222
Tax payables	12,693	13,581
Others	38,745	46,073
Total	620,406	931,943

Notes:

(1)	Payables to retailers on JDDJ represent cash collected on behalf of retailers for goods sold through JDDJ.
(2)	Advance for delivery services represent the prepayments for on-demand delivery services. The amount is refundable if no service is provided.

11.   SHARE-BASED COMPENSATION

In February 2015, the Group adopted the 2015 Incentive Compensation Plan (“2015 Plan”), which permits the granting of share options, restricted share units and other equity incentives to employees, directors and consultants of the Group. The 2015 plan administrator is the Group’s board of directors. The board may also authorize one or more of the Group’s officers to grant awards under the plan. The Group has authorized 61,605,996 ordinary shares for issuance under the 2015 Plan. The options expire in ten years from the date of grant.

In June 2020, the Group adopted the 2020 Incentive Compensation Plan (“2020 Plan”), which permits the granting of share options, restricted share units and other equity incentives to employees, directors and consultants of the Group. The 2020 plan administrator is the Group’s board of directors. The board may also authorize one or more of the Group’s officers to grant awards under the plan. The Group has initially authorized 45,765,386 ordinary shares, plus an annual increase on the first day of each year during the ten-year term of the 2020 Plan commencing with the year beginning January 1, 2021, by an amount equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding year, for issuance under the 2020 Plan. The options expire in ten years from the date of grant. For the year ended December 31, 2022, 4,278,924 shares were exercised through reissuance of treasury stock.

Share option

Under the 2015 Plan and 2020 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the 2015 Plan includes a condition where employees can only exercise vested options upon the occurrence of the Company’s ordinary shares becoming listed securities, which substantially creates a performance condition (“IPO Condition”) that had not been met prior to the Company’s IPO. Therefore, the stock compensation expenses related to those options were not recognized until June 5th, 2020. The Group recognized RMB131,344, RMB52,569 and RMB30,928 of stock-based compensation expenses for the years ended December 31, 2020, 2021 and 2022, respectively. The Group granted 4,936,000, nil and nil share options for the years ended December 31, 2020, 2021 and 2022, respectively.

Under the 2015 Plan, options granted to non-employees are also subject to a four-year service period and the IPO condition. Therefore, the Group did not recognize any stock-based compensation expenses related to such non-employee options until June 2020.The Group recognized RMB34,285, nil and nil of stock-based compensation expenses for the years ended December 31, 2020, 2021 and 2022, respectively. The Group did not grant any share options to non-employees for the years ended December 31, 2020, 2021 and 2022.

11.   SHARE-BASED COMPENSATION - CONTINUED

Share option - continued

The Group adopted ASU 2018-07 on January 1, 2019, and the stock-based compensation expense for non-employee grants for which a measurement date had not been established was remeasured based on the estimated fair value of the Company’s ordinary share of US$2.26 on January 1, 2019.

In determining the fair value of the stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2020 were as follows:

As of December 31,
2020
Expected volatility	37%~41%
Risk-free interest rate (per annum)	1.7%~2.3%
Exercise multiples	2.2
Expected dividend yield	0.00%
Fair value of underlying ordinary shares	US$4.08~5.79
Fair value of share option	US$3.32~5.03

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

The following table summarized the Group’s share option activities under the Option Plans:

			Weighted
		Weighted	Average	Weighted
		Average	Remaining	Average	Aggregate
	Number	Exercise	Contract Life	Grant Date	Intrinsic
	of Options	Price	(years)	Fair Value	Value
		US$		US$	US$
Outstanding at January 1, 2022	23,658,649	0.50	5.45	1.69	52,644
Exercised	(12,030,257)	0.22		0.76
Forfeited	(1,224,032)	0.80		3.38
Outstanding at December 31, 2022	10,404,360	0.67	5.06	2.11	11,219
Vested and expect to vest at December 31, 2022	10,404,360	0.67	5.06	2.11	11,219
Exercisable at December 31, 2022	8,483,792	0.62	4.44	1.76	9,560

The weighted average grant date fair value of options granted for the year ended December 31, 2020, was USD4.19. The total intrinsic value of options exercised during the years ended December 31, 2020, 2021, and 2022 was RMB450,056, RMB674,174, and RMB203,841, respectively. Total fair value of options vested during the years ended December 31, 2020, 2021, and 2022 was RMB31,807, RMB57,695, and RMB43,889, respectively. As of December 31, 2022, there was RMB27,984 of total unrecognized compensation expense related to options, which is expected to be recognized over a weighted-average period of 0.98 years.

11.   SHARE-BASED COMPENSATION - CONTINUED

Restricted share units

In 2020, the Group granted in total 17,995,626 restricted share unites to employees and two executives of the Company’s principal shareholders, subject to service vesting schedules of one year, four years or six years under the 2015 Plan and the 2020 Plan. The weighted average estimated fair value on the grant date of each restricted share unit was US$4.36 (RMB28.42).

In 2021, the Group granted in total 9,253,000 restricted share units to employees and non-employees, subject to a four-year service vesting schedule under the 2020 Plan. The weighted average estimated fair value on the grant date of each restricted share unit was US$6.04 (RMB38.48).

In 2022, the Group granted in total 13,178,072 restricted share units to employees, subject to a two-year or four-year service vesting schedule under the 2020 Plan. The weighted average estimated fair value on the grant date of each restricted share unit was US$2.02 (RMB13.94).

The following table summarized the Group’s restricted share unit activities under the 2015 and 2020 Plan:

	Number of	Weighted Average
	Restricted Share	Grant Date
	Units	Fair Value
		US$
Nonvested at January 1, 2022	20,437,584	4.98
Granted	13,178,072	2.02
Vested	(6,553,603)	4.67
Forfeited	(7,432,124)	4.19
Nonvested at December 31, 2022	19,629,929	3.39
Expected to vest at December 31, 2022	19,629,929	3.39

Restricted share units granted to employees and non-employees are measured based on the closing price of ordinary shares on the grant date and recognized as compensation cost on a straight-line basis over the requisite service period. Total share-based compensation expenses recognized for these restricted share units in 2020, 2021 and 2022 were RMB185,138, RMB146,996 and RMB183,798, respectively. The total fair value of restricted share units vested during the year ended December 31, 2020, 2021 and 2022, was RMB79,876, RMB115,893 and RMB214,134, respectively. As of December 31, 2022, there were RMB465,812 of unrecognized compensation expenses related to nonvested restricted share units which is expected to be recognized over a weighted-average period of 2.95 years.

11.   SHARE-BASED COMPENSATION – CONTINUED

JD’s Share Incentive Plan (the “JD Employee Awards”)

On April 26, 2016, the Group consummated the acquisition of JDDJ business from JD. The acquisition involved the transfer of certain employees from JD to the Group. These employees were granted with nonvested restricted share units by JD when they were employed by JD. The JD Employee Awards which are generally vested annually over six years continued in effect after the acquisition for the employees transferred to the Group, provided that these employees continue their employment with the Group or any subsidiaries of JD.

The Group recognizes the entire cost of JD Employee Awards incurred by JD, the Group’s shareholder, as compensation cost with a corresponding amount as a capital contribution according to ASC 505-10-25-3. Prior to January 1, 2019, the Group re-measured the awards at a fair-value-based amount as of the end of each reporting period until performance was completed. On January 1, 2019, the Group adopted ASU 2018-07, under which the stock-based compensation for which a measurement date had not been established was re-measured based on the fair value of the JD’s ordinary share of US$20.93 on January 1, 2019. The share-based compensation amounts related to JD’s share were RMB9,311, RMB8,378 and RMB4,004 for the years ended December 31, 2020, 2021 and 2022, respectively.

	Number of
	Restricted Share	Weighted Average
	Units	Fair Value
		US$
Nonvested at January 1, 2022	29,429	20.93
Vested	(29,429)	20.93
Nonvested at December 31, 2022	—	—

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

In June 2021, the Group’s Board of Directors authorized a share repurchase program (“2021 share repurchase program”) under which the Group may repurchase up to US$150,000 worth of its ADSs during the 12-month period. Under the 2021 share repurchase program, the Group repurchased 28,099,564 ordinary shares for US$150,000 (RMB968,409) on the open market, at a weighted average price of US$5.34 (RMB34.03) per share including commission cost, for the year ended December 31, 2021. In March 2022, the Board of Directors of the Company has authorized a share repurchase program (“2022 share repurchase program”) whereby the Company is authorized to repurchase up to US$70,000 worth of its ADSs during the next 12-month period. Under the 2022 share repurchase program, the Group repurchased 34,137,780 ordinary shares for US$60,145 (RMB401,566) on the open market, at a weighted average price of US$1.76 (RMB12.13) per share including commission cost, for the year ended December 31, 2022. These repurchased shares are subject to retirement. The repurchases of ordinary shares are accounted for under the cost method whereby the entire cost of the acquired stock is recorded as reductions of ordinary shares and additional paid-in capital.

In March 2021, the Company and JD entered into a share subscription agreement. Upon the terms and subject to the conditions of this agreement, at closing, JD agreed to subscribe for and purchase, and the Company agreed to issue and sell to JD 109,215,017 ordinary shares for an aggregate purchase price of US$800 million. In February 2022, the Company and JD entered into an amendment to share subscription agreement. Upon the closing of this deal, the Company issued 109,215,017 ordinary shares to JD in exchange for US$546 million in cash and BCA with a valuation of US$254 million from JD. JD holds, taking into account its existing shareholding, approximately 52% of the Company’s issued and outstanding shares.

13.   LOSS PER SHARE

Loss per share was computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net loss available to ordinary shareholders of the Company—basic and diluted	(2,080,825)	(2,471,127)	(2,008,005)
Denominator:
Weighted average number of ordinary shares outstanding	667,844,843	950,697,557	1,015,265,686
Basic and diluted loss per share	(3.12)	(2.60)	(1.98)

As a result of the Group’s net loss for the three years ended December 31, 2020, 2021 and 2022, the following weighted average numbers of the Company’s share options, and restricted share units outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Share options	42,253,493	18,640,216	15,028,082
Restricted share units	16,188,798	17,133,658	21,358,045

14.   TAXATION

Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands are not subject to tax on income or capital gain.

Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Operations in Hong Kong have incurred net accumulated operating losses for income tax purpose and therefore no income tax provisions are recorded for the periods presented. Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary domiciled in Hong Kong is subject to a two-tiered profits tax rate regime. The profits tax rate for the first HK dollar 2,000 of profits of corporations is 8.25%, while profits above that amount is subject to the tax rate of 16.5%.

China

Under the PRC Corporate Income Tax Law (“new CIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to corporate income tax at a uniform rate of 25%. Dada Glory and Shanghai JDDJ qualified as high and new technology enterprises (“HNTE”) (effective till 2023) and are eligible to a reduced income tax rate of 15% for the years ended December 31, 2021, 2022 and 2023 if certain conditions are met.

14.   TAXATION - CONTINUED

Income Taxes - continued

Withholding tax on undistributed dividends

The new CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located”. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

Loss by tax jurisdictions:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
Loss from PRC operations	1,215,179	2,225,317	1,402,607
Loss from non-PRC operations	495,140	257,368	610,239
Total losses before tax	1,710,319	2,482,685	2,012,846

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current tax expenses	—	—	171
Deferred tax benefits	(5,143)	(11,558)	(5,012)
Income tax benefits	(5,143)	(11,558)	(4,841)

Reconciliation of the difference between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Statutory tax rate	25.0%	25.0%	25.0%
Effect of different tax rate of subsidiary operation in other jurisdiction	(7.3)%	(2.6)%	(7.6)%
Changes in valuation allowance	(20.7)%	(25.6)%	(19.5)%
Other expenses not deductible for tax purposes	(0.2)%	(0.1)%	(0.2)%
Expired tax loss	(0.2)%	(0.6)%	(1.4)%
True up	(0.2)%	(0.1)%	(2.9)%
Super deduction of research and development expense	3.9%	4.2%	6.8%
Effect of tax rate change of deferred tax liabilities	0%	0.3%	0%
Effective tax rate	0.3%	0.5%	0.2%

14.   TAXATION - continued

Deferred tax assets and deferred tax liabilities

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets
- Net operating loss carry forwards	2,783,606	3,045,224
- Bad debt provision	—	2,663
- Inventories valuation allowance	37	96
- Accrued expenses	41,039	1,664
- Advertising expenses	6,235	173,525
Less: Valuation allowance	(2,830,917)	(3,223,172)
Net deferred tax assets	—	—
Deferred tax liabilities
- Identifiable intangible assets from business combination	27,000	21,988
Total deferred tax liabilities	27,000	21,988

As of December 31, 2020, 2021 and 2022, the Group had net operating loss carry forwards of approximately RMB8,625,584, RMB11,134,427 and RMB12,180,894, respectively, which arose from the subsidiaries, VIE and VIE’s subsidiaries established in the PRC. The loss carry forwards will expire during the period from 2023 to 2032.

The Group believes that it is more likely than not that the net accumulated operating losses and other deferred tax assets will not be utilized in the future based on an evaluation of a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. Therefore, the Group provided full valuation allowances for the deferred tax assets as of December 31, 2021 and 2022, respectively.

Movement of valuation allowance

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of the year	1,841,225	2,195,870	2,830,917
Addition	354,645	635,047	392,255
Balance at end of the year	2,195,870	2,830,917	3,223,172

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2017 through 2022 on non-transfer pricing matters and transfer pricing matters.

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

Concentration of customers

The following customers accounted for 10% or more of revenue for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Customer A	794,685	1,387,685	2,027,548
Customer B	2,214,262	951,328	1,900,540

The following customers accounted for 10% or more of accounts receivable as of December 31, 2021 and 2022, respectively.

	As of December 31,
	2021	2022
	RMB	RMB
Customer C	*	41,574
Customer D	*	33,150
Customer E	80,101	*
Customer F	45,689	*

*   Less than 10%

Foreign currency risk

RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents, restricted cash and short-term investments of the Group included aggregated amounts of RMB1,106,546 and RMB3,035,742 denominated in RMB as of December 31, 2021 and 2022, respectively.

16.   RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2022:

Name of related parties	Relationship with the Group
JD, its subsidiaries and affiliated entity (“JD Group”)(1)	Controlling Shareholder of the Company
Walmart, its subsidiaries and affiliates (“Walmart Group”)	Shareholder of the Company

(1)

JD Group primarily consist of JD and its subsidiaries. Starting from February 2022, Yonghui Group, an affiliated entity of JD, became a related party of the Group after JD became the controlling shareholder of the Company.

(a)   The Group entered into the following transactions with the major related parties:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenues
Services to JD Group(1)	2,214,262	951,328	1,900,540
Services to Walmart Group(2)	794,685	1,387,685	2,027,548
Operating expenses
Operational support services from JD Group(1)	79,038	265,635	664,612
Purchases from JD Group	46,407	44,889	39,439
(1)	The services revenues from JD Group primarily consist of revenues from delivery services, platform technical services and promotion services. Before April 2021, the Group fulfilled the delivery needs of JD Group as the principal. The Group was primarily responsible for the delivery of merchandise and guaranteed identifying and directing riders to complete the deliveries requested by JD Group. Starting from April 2021, the Group entered into a new service agreement with JD Group. Under the new contractual terms, the Group only provides platform technical services to JD Group. It acts as an agent in fulfilling the delivery needs of JD Group and is not primarily responsible for the delivery of merchandise. The service agreement has an initial term of one year and remains valid till other replacement agreement is signed by both parties. The Company also provides consumer related promotion services to JD Group.

JD Group also provides certain operational supporting services to the Group, such as referral traffic under Omni-channel collaboration with JD Group and cloud server service.The service fee is confirmed with the Group on a monthly basis. The service agreements have terms ranging from one to three years and have been renewed upon expiration.

In addition, the Group entered into the purchase agreement with JD Group in August 2016 to purchase goods from JD Group for sale on Dada Now. The purchase agreement has an initial term of one year, remains valid till other replacement agreement is signed by both parties.

Yonghui Group, as an equity method investee of JD, became a related party of the Group in February 2022. The services revenues from Yonghui Group primarily consist of on-demand retail platform services revenues and delivery services revenues under the service agreement with Yonghui Group. The on-demand retail platform services revenues primarily consist of commission fees based on a pre-determined percentage charged to Yonghui Group for participating in the Group’s online marketplace. The Group also fulfills the delivery needs of Yonghui Group on JDDJ where the Group acts as a principal. Revenues are recognized on a gross basis at a pre-determined amount for each completed delivery.

16.   RELATED PARTY TRANSACTIONS – CONTINUED

(2)	The services revenues from Walmart Group primarily consist of on-demand retail platform services revenues and delivery services revenues under the business cooperation agreement and service agreement with Walmart Group. The on-demand retail platform services revenues primarily consist of commission fees based on a pre-determined percentage charged to Walmart Group for participating in the Group’s online marketplace. The Group also fulfills the delivery needs of Walmart Group on JDDJ where the Group acts as a principal. Revenues are recognized on a gross basis at a pre-determined amount for each completed delivery. The Group entered into the business cooperation agreement with Walmart Group in June 2016, which was amended and restated in August 2018. The amended and restated business cooperation agreement has a term of six years. The service agreement has an initial term of one year, and remains valid till the termination of the business cooperation agreement.

(b)   The Group had the following balances with the major related parties:

	As of December 31,
	2021	2022
	RMB	RMB
Current assets:
Amount due from JD Group	424,395	507,107
Amount due from Walmart Group	416,272	553,880
Total	840,667	1,060,987
Current liabilities:
Amount due to JD Group(1)	43,042	92,119
Amount due to Walmart Group(2)	28,718	54,884
Total	71,760	147,003
(1)	Amount due to JD Group includes cost for referral traffic under omni-channel collaboration with JD Group, cloud server service fee and, cash collected from consumers on behalf of JD Group when the Group performs on-demand retail platform services.
(2)	Amount due to Walmart Group includes cash collected from consumers on behalf of Walmart when the Group performs on-demand retail platform services.

17.   EMPLOYEE BENEFIT

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB77,708, RMB177,521 and RMB209,769 for the years ended December 31, 2020, 2021 and 2022, respectively, which are recorded in expenses based on the function of employees.

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

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with the PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, APIC and the statutory reserves of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries. As of December 31, 2021 and 2022, the total of restricted net assets were RMB9,409,485 and RMB9,413,346, respectively.

20.    SUBSEQUENT EVENT

On April 25, 2023, the Company entered into a set of agreements with JD, pursuant to which the Company will issue 18,927,876 ordinary shares to JD in exchange for the usage of certain strategic resources for 3 years. JD holds, taking into account its existing shareholding, approximately 53.9% of the Company’s issued and outstanding shares upon the closing of this deal.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	112,374	76,610	11,107
Short-term investments	528,909	1,253,628	181,759
Prepayments and other current assets	3,163	15,921	2,308
Total current assets	644,446	1,346,159	195,174
Investments in subsidiaries, VIE and VIE’s subsidiaries	2,959,723	4,102,926	594,868
Intangible assets, net	186,037	1,554,155	225,331
Total non-current assets	3,145,760	5,657,081	820,199
TOTAL ASSETS	3,790,206	7,003,240	1,015,373
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Accrued expenses and other current liabilities	1,577	3,520	510
TOTAL LIABILITIES	1,577	3,520	510
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000 and 2,000,000,000 shares authorized, 955,876,116 and 1,079,881,662 shares issued, 927,776,552 and 1,021,923,242 shares outstanding as of December 31, 2021 and 2022, respectively)	633	688	100
Additional paid-in capital	15,714,015	20,599,549	2,986,653
Accumulated deficit	(11,816,229)	(13,824,234)	(2,004,326)
Accumulated other comprehensive income (loss)	(109,790)	223,717	32,436
TOTAL SHAREHOLDERS’ EQUITY	3,788,629	6,999,720	1,014,863
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,790,206	7,003,240	1,015,373

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Expenses and income (loss)
Operating expenses	(513,407)	(358,458)	(668,231)	(96,883)
Interest income	18,955	29,633	24,366	3,533
Foreign exchange income (loss)	—	(311)	6,702	972
Other operating income	101	13,334	18,163	2,633
Equity in losses of subsidiaries, VIE and VIE’s subsidiaries	(1,210,825)	(2,155,325)	(1,389,005)	(201,387)
Net loss and net loss attributable to the Company	(1,705,176)	(2,471,127)	(2,008,005)	(291,132)
Accretion of convertible redeemable preferred shares	(375,649)	—	—	—
Net loss available to ordinary shareholders	(2,080,825)	(2,471,127)	(2,008,005)	(291,132)
Net Loss	(1,705,176)	(2,471,127)	(2,008,005)	(291,132)
Other comprehensive loss
Foreign currency translation adjustments	(209,963)	(39,487)	333,507	48,354
Total comprehensive loss	(1,915,139)	(2,510,614)	(1,674,498)	(242,778)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASHFLOW

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Net cash provided by operating activities	1,571	42,829	16,869	2,446
Net cash used in investing activities	(20,652)	(4,001,123)	(3,126,808)	(453,345)
Net cash provided by/(used in) financing activities	5,181,447	(936,655)	3,061,020	443,806
Effect of foreign exchange rate changes on cash and cash equivalents	(173,133)	(22,483)	13,155	1,907
Net increase/(decrease) in cash and cash equivalents	4,989,233	(4,917,432)	(35,764)	(5,186)
Cash and cash equivalents, beginning of the year	40,573	5,029,806	112,374	16,293
Cash and cash equivalents, end of the year	5,029,806	112,374	76,610	11,107

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

(1)	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include condensed financial information as to the changes in equity as such financial information is the same as the consolidated statements of changes in shareholders’ equity.
(2)	The condensed financial information has been prepared using the same accounting policies as set out in the financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries, VIE and VIE’s subsidiaries” and the subsidiaries and VIE’s profit or loss as “Equity in losses of subsidiaries, VIE and VIE’s subsidiaries” on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE in investment in and amount due from subsidiaries, VIE and VIE’s subsidiaries even though the parent company is not obligated to provide continuing support or fund losses.
(3)	As of December 31, 2020, 2021 and 2022, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.