Form 20-F
period 2023-12-31
Dada Nexus Ltd
filed 2024-04-22
CIK 1793862

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023.

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

Henry Jun Mao, Chief Financial Officer

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

1,056,311,362 ordinary shares (excluding 43,974,208 ordinary shares in the form of ADSs held in treasury), par value US$0.0001 per share, as of December 31, 2023.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

INTRODUCTION

Dada Nexus Limited is not a Chinese operating company but rather a Cayman Islands holding company with operations primarily conducted by its subsidiaries in the Chinese mainland and through contractual arrangements with the variable interest entities based in the Chinese mainland. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services. Therefore, we operate such business in the Chinese mainland through the variable interest entity, Shanghai Qusheng, which we refer to as the VIE in this annual report, and rely on contractual arrangements among our PRC subsidiaries, the VIE and Jiangsu Jingdong Bangneng Investment Management Co., Ltd., or Jingdong Bangneng, to control the business operations of the VIE. Revenues contributed by the VIE, exclusive of internal transactions within us, accounted for 0.2%, 0.2% and 0.01% of our total net revenues for the fiscal years 2021, 2022 and 2023, respectively. As used in this annual report, “Dada” refers to Dada Nexus Limited, and “we,” “us,” “our company” or “our” refers to Dada Nexus Limited and its subsidiaries, and, in the context of describing our operations and the consolidated financial information, the VIE and its subsidiaries in the Chinese mainland. Holdings of our ADSs thus are not holding all equity interest in the VIE in the Chinese mainland through holding equity interest in Dada Nexus Limited, a Cayman Islands holding company.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Dada and its investors may never have a complete direct ownership interest in the VIE or in the businesses that are conducted by the VIE, and the VIE structure provides contractual exposure to foreign investment in the companies which involve foreign investment restrictions. Uncertainties in the legal system in the Chinese mainland could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This may result in the VIE being deconsolidated, which would materially and adversely affect our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ordinary shares or our ADSs may decline significantly in value or become worthless. As such, the VIE structure involves unique risks to investors of our holding company. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in the Chinese mainland and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals or filing procedures on offerings conducted overseas by and foreign investment in China-based issuers, the use of VIE structure, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Dada Nexus Limited, our Cayman Islands holding company, or the Parent, transfers cash to our wholly owned Hong Kong subsidiary by making capital contributions or providing loans, and our Hong Kong subsidiary transfers cash to our PRC subsidiaries by making capital contributions or providing loans to them. Because the Parent and its subsidiaries control the VIE partly through contractual arrangements, they are not able to make 100% direct capital contribution to the VIE and its subsidiaries. However, they may transfer cash to the VIE by loans or by making payment to the VIE for inter-group transactions. For the years ended December 31, 2021, 2022 and 2023, the Parent made capital contributions to the Hong Kong subsidiary of RMB3.5 billion, RMB2.5 billion and nil, respectively. For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to U.S. investors. As Dada Nexus Limited is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operations, and in addition enjoy all economic benefit and receive service fees from the VIE pursuant to the exclusive business cooperation agreement with the VIE. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to distribute earnings or pay dividends to us. For more detailed discussion of how cash is transferred between the Parent, our subsidiaries and the VIE, see “Cash Transfers and Dividend Distribution” at the outset of Part I.

Except where the context otherwise requires and for purposes of this annual report only:

●	“active consumer” for a specified period are to a consumer account that placed at least one order on JDDJ through a desktop or mobile device during the specified period, regardless of whether the products are sold, delivered or returned. We treat each account as a separate consumer for purposes of calculating active consumers, although certain consumers may have set up more than one account;
●	“ADSs” are to the American depositary shares, each of which represents four ordinary shares;
●	“China” or the “PRC” are to the People’s Republic of China;
●	“Dada” are to Dada Nexus Limited;
●	“we,” “us,” “our company” and “our” are to Dada Nexus Limited, our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and the consolidated financial information, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity in the Chinese mainland, including Shanghai Qusheng, the VIE;

●	“GMV” are to the total value of all orders placed on JDDJ through our website and mobile applications, regardless of whether the goods are sold or delivered or whether the goods are returned, inclusive of delivery and packaging charges;
●	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;
●	“the VIE” are to Shanghai Qusheng Internet Technology Co., Ltd., or Shanghai Qusheng;
●	“our WFOEs” are to Shanghai JD Daojia Yuanxin Information Technology Co., Ltd., or Shanghai JDDJ, Dada Glory Network Technology (Shanghai) Co., Ltd., or Dada Glory, and Shanghai Xianshi Express Delivery E-Commerce Co., Ltd.;
●	“RMB” and “Renminbi” are to the legal currency of the Chinese mainland; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our mission, goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the on-demand delivery and on-demand retail industries in China;
●	our expectations regarding demand for and market acceptance of our services and solutions;
●	our expectations regarding our relationships with the retailers, merchants, individual senders and riders on our on-demand delivery platform, the consumers, retailers and brand owners on our on-demand retail platform;
●	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;
●	competition in our industry;
●	our proposed use of proceeds; and
●	the government policies and regulations relating to our industry.

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

Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

Explanatory Note

Dada is a Cayman Islands holding company with 50% equity ownership in the VIE. We conduct our operations in the Chinese mainland through (i) our PRC subsidiaries and (ii) the VIE, with which we have maintained contractual arrangements. Holdings of our ADSs thus are not holding all equity interest in the VIE in the Chinese mainland through holding equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating certain of our businesses do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ordinary shares or our ADSs may decline significantly in value.

PRC government’s certain authority in regulating our operations and its oversight over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in the Chinese mainland, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in the Chinese mainland, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of laws and regulations in the Chinese mainland could in the Chinese mainland limit the legal protections available to you and us.”

Our Holding Company Structure and VIE Contractual Arrangements

Dada Nexus Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIE and its subsidiaries. Our value-added telecommunication services in the Chinese mainland have been conducted through the VIE in order to comply with the PRC laws and regulations, which prohibit or restrict control of companies involved in the provision of value-added telecommunication services. Revenues contributed by the VIE, exclusive of internal transactions within us, accounted for 0.2%, 0.2% and 0.01% of our total net revenues for the fiscal years 2021, 2022 and 2023, respectively. Holdings of our ADSs are not holding all equity interest in the VIE in the Chinese mainland through holding equity interest in a holding company incorporated in the Cayman Islands.

The following diagram illustrates our corporate structure as of March 31, 2024, including our principal subsidiaries, the VIE and the VIE’s principal subsidiaries:

(1)

Dada Glory and Jingdong Bangneng, each holds 50.0% of the equity interests in Shanghai Qusheng, respectively. Jingdong Bangneng is an affiliate of, JD Group, the controlling shareholder of our company. See also “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Affiliated Entity and Jingdong Bangneng.”

A series of contractual agreements, including powers of attorney, share pledge agreement, exclusive business cooperation agreement and exclusive option agreement, have been entered into by and among Dada Glory, the VIE and Jingdong Bangneng. In particular, through:

(i)	the powers of attorney, pursuant to which Jingdong Bangneng has irrevocably authorized Dada Glory, or any person designated by Dada Glory to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIE;
(ii)	the exclusive business cooperation agreement, pursuant to which Dada Glory has the exclusive right to provide the VIE with complete business support and technical and consulting services and the VIE agrees to pay Dada Glory service fees at an amount equals to 100% of the net income generated by the VIE; and
(iii)	the exclusive option agreement, pursuant to which Jingdong Bangneng has irrevocably granted Dada Glory, or any person designated by Dada Glory, an exclusive option to purchase all or part of its equity interests in the VIE. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Affiliated Entity and Jingdong Bangneng.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE, and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The contractual arrangements with the VIE and Jingdong Bangneng may not be as effective as direct ownership in providing operational control,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Jingdong Bangneng may have actual or potential conflicts of interest with us.”

There may also be uncertainties regarding the interpretation and application of future PRC laws, regulations and rules regarding the status of the rights of Dada Glory with respect to its contractual arrangements with the VIE and Jingdong Bangneng. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we are or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have certain discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in the Chinese mainland do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China —Uncertainties in the interpretation and enforcement of laws and regulations could limit the legal protections available to you and us.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries, the VIE and its subsidiaries in the Chinese mainland. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIE and its subsidiaries in the Chinese mainland, including, among others, the License for Value-added Telecommunications Services, Food Operation License, Internet Drug Information Service Qualification Certificate, Road Transportation Operation License, Filing of Publications Online Trading Platform, Filing Certificate of the Single-purpose Prepaid Card, Filing Certificate of Third-party Platform of Pharmaceutical Online Trading and Filing Certificate of Third-party Platform of Medical Device Online Transaction. Given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.”

On July 6, 2021, the PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of the regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, published the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines. The trial measures and interpretive guidelines came into effect on March 31, 2023, and the CSRC started to accept filing applications from March 31, 2023. The trial measures and interpretive guidelines set out new filing procedures for China-based enterprises seeking direct or indirect listings and offerings in overseas markets. The trial measures and interpretive guidelines require that China-based enterprises seeking to offer and list securities in overseas markets complete certain post-application filing procedures with the CSRC. Failure to complete such filing may subject a PRC domestic enterprise to an order of rectification, a warning or a fine between RMB1 million and RMB10 million. However, as of the date of this annual report, uncertainties exist regarding the interpretation and implementation thereof.

As of the date of this annual report, we, our PRC subsidiaries and the VIE are not required to obtain any necessary permission from, or complete any filing with, the CSRC, Cyberspace Administration of China, or the CAC, or any other entity in connection with our operation and our prior initial public offering under any currently effective PRC laws, regulations, and regulatory rules. However, if we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in the Chinese mainland. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Transfers and Dividend Distribution

Dada Nexus Limited, our Cayman Islands holding company, or the Parent, transfers cash to our wholly owned Hong Kong subsidiary, by making capital contributions or providing loans, and our Hong Kong subsidiary transfers cash to our subsidiaries in the Chinese mainland by making capital contributions or providing loans to them.

Because the Parent and its subsidiaries control the VIE through contractual arrangements, they are not able to make direct capital contribution to the VIE and its subsidiaries. However, they may transfer cash to the VIE by loans or by making payment to the VIE for inter-group transactions.

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2021	2022	2023

	(RMB in millions)
Capital contributions from the Parent to Hong Kong subsidiary	3,464	2,532	—
Capital contributions from Hong Kong subsidiary to PRC subsidiaries	803	—	—
Loans from Hong Kong subsidiary to PRC subsidiaries	1,925	2,852	140
Amounts paid by PRC subsidiaries to the VIE	208	40	15

The VIE may transfer cash to Dada Glory by paying service fees according to the exclusive business cooperation agreement. Pursuant to the agreement between the VIE and Dada Glory, Dada Glory has the exclusive right to provide the VIE with complete business support and technical and consulting services. Without Dada Glory’s prior written consent, the VIE may not accept any consultations and/or services regarding the matters contemplated by this Agreement provided by any third party during the term of the agreement. The VIE agrees to pay Dada Glory service fees at an amount equals to 100% of the net income generated by the VIE, which should be paid on a monthly basis. Considering the future operating and cashflow needs of the VIE, for the years ended December 31, 2021, 2022 and 2023, no service fees were charged to the VIE by Dada Glory, no payments were made by the VIE under the agreement. If there is any amount payable to Dada Glory under the VIE agreements, the VIE will settle the amount accordingly.

For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to U.S. investors.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within the Chinese mainland, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to the Parent/Shareholders	67.5%

Notes:

(1)

For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in the Chinese mainland.

(2)

Under the terms of VIE agreements, Dada Glory may charge the VIE for services provided to the VIE. These fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by Dada Glory and eliminated in consolidation. For income tax purposes, our Dada Glory and the VIE file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by the VIE and as income by Dada Glory and are tax neutral.

(3)

Certain of our subsidiaries qualify for a 15% preferential income tax rate in the Chinese mainland. However, such rate is subject to qualification review, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of the Chinese mainland. A lower withholding income tax rate of 5% is applied if the foreign-invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with the Chinese mainland, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

As Dada Nexus Limited is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operations, and in addition enjoy all economic benefit and receive service fees from the VIE pursuant to the exclusive business cooperation agreement with the VIE. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to distribute earnings or pay dividends to us. Under PRC law, each of our subsidiaries and the VIE in the Chinese mainland is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and the VIE in the Chinese mainland may allocate a portion of its after-tax profits based on accounting standards the Chinese mainland to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of the Chinese mainland is subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE, and declaration and payment of withholding tax. Additionally, if our PRC subsidiaries and the VIE incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in entities in the Chinese mainland by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans to our PRC subsidiaries and the VIE in the Chinese mainland, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect our utilization of our revenues and the value of your investment.”

Financial Information Related to the VIE

The following table presents the condensed consolidated balance sheet data for the VIE and other entities as of the dates presented.

	As of December 31, 2023
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Cash and cash equivalents and restricted cash	90,563	2,321,337	339	—	2,412,239
Short-term investments	1,348,474	209,841	—	—	1,558,315
Accounts receivable, net	—	386,426	342	—	386,768
Amount due from related parties	—	1,285,626	1,454	—	1,287,080
Investment in and amount due from intergroup companies	2,704,295	2,019,226	—	(4,723,521)	—
Other current assets	13,172	410,599	825	—	424,596
Property and equipment, net	—	8,340	52	—	8,392
Intangible assets, net	1,403,388	68,387	7,869	—	1,479,644
Operating lease right-of-use assets	—	16,335	—	—	16,335
Other non-current assets	—	479	33	—	512
Total assets	5,559,892	6,726,596	10,914	(4,723,521)	7,573,881
Payable to riders and drivers	—	867,054	269	—	867,323
Amount due to related parties	—	188,631	1,408	—	190,039
Amount due to intergroup companies	—	—	238,270	(238,270)	—
Other current liabilities	2,976	913,193	11,322	—	927,491
Operating lease liabilities	—	14,719	—	—	14,719
Non-current operating lease liabilities	—	414	—	—	414
Deferred tax liabilities	—	16,979	—	—	16,979
Total liabilities	2,976	2,000,990	251,269	(238,270)	2,016,965

	As of December 31, 2022
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Cash and cash equivalents and restricted cash	76,610	1,577,291	13,968	—	1,667,869
Short-term investments	1,253,628	1,448,896	—	—	2,702,524
Accounts receivable, net	—	313,129	373	—	313,502
Amount due from related parties	—	1,058,299	2,688	—	1,060,987
Investment in and amount due from intergroup companies	4,102,926	2,048,679	—	(6,151,605)	—
Other current assets	15,921	595,285	4,122	—	615,328
Property and equipment, net	—	16,765	84	—	16,849
Goodwill	—	788,774	—	168,831	957,605
Intangible assets, net	1,554,155	101,863	9,302	—	1,665,320
Operating lease right-of-use assets	—	37,592	—	—	37,592
Other non-current assets	—	8,131	92	—	8,223
Total assets	7,003,240	7,994,704	30,629	(5,982,774)	9,045,799
Payable to riders and drivers	—	794,016	304	—	794,320
Amount due to related parties	—	146,037	966	—	147,003
Amount due to intergroup companies	—	—	266,498	(266,498)	—
Other current liabilities	3,520	1,022,655	15,559	—	1,041,734
Operating lease liabilities	—	24,460	—	—	24,460
Non-current operating lease liabilities	—	16,574	—	—	16,574
Deferred tax liabilities	—	21,988	—	—	21,988
Total liabilities	3,520	2,025,730	283,327	(266,498)	2,046,079

The following table presents the condensed consolidated statements of operations for the VIE and other entities for the periods presented.

	For the Year Ended December 31, 2023
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net revenues	—	10,505,438	43,927	(43,115)	10,506,250
Net (loss)/income	(1,957,543)	(1,399,856)	12,348	1,387,508	(1,957,543)

	For the Year Ended December 31, 2022
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net revenues	—	9,351,826	23,324	(7,555)	9,367,595
Net loss	(2,008,005)	(1,359,817)	(29,188)	1,389,005	(2,008,005)

	For the Year Ended December 31, 2021
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net revenues	—	6,853,158	15,835	(2,731)	6,866,262
Net loss	(2,471,127)	(2,099,415)	(55,910)	2,155,325	(2,471,127)

The following table presents condensed consolidated cash flow data for the VIE and other entities for the periods ended presented.

	For the Year Ended December 31, 2023
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net cash provided by/(used in) operating activities	68,966	(413,601)	(36,203)	—	(380,838)
Net cash (used in)/provided by investing activities	(63,372)	1,255,654	(63)	22,637	1,214,856
Net cash provided by/(used in) financing activities	12,808	(98,006)	22,637	(22,637)	(85,198)

	For the Year Ended December 31, 2022
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net cash provided by/(used in) operating activities	16,869	(972,316)	10,007	—	(945,440)
Net cash used in investing activities	(3,126,808)	(431,793)	—	2,532,208	(1,026,393)
Net cash provided by financing activities	3,061,020	2,526,042	—	(2,532,208)	3,054,854

	For the Year Ended December 31, 2021
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net cash provided by/(used in) operating activities	42,829	(2,704,717)	4,308	—	(2,657,580)
Net cash used in investing activities	(4,001,123)	(148,788)	(859)	3,464,107	(686,663)
Net cash (used in)/provided by financing activities	(936,655)	2,846,257	—	(3,464,107)	(1,554,505)

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A.	Reserved
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. The following list summarizes some, but not all, of these risks. The operational risks associated with being based in and having operations in the Chinese mainland also apply to operations in Hong Kong and Macau. While entities and businesses in Hong Kong and Macau operate under different sets of laws from the Chinese mainland, the legal risks associated with being based in and having operations in the Chinese mainland could apply to our operations in Hong Kong, if the laws applicable to the Chinese mainland become applicable to entities and businesses in Hong Kong in the future. These risks are discussed more fully in “Item 3.D. Key Information—Risk Factors.”

Risks Related to Our Business and Industry

●	Our business and growth are significantly affected by the future growth and proliferation of local on-demand retail and delivery industries, which are new and rapidly evolving. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business and growth are significantly affected by the future growth and proliferation of local on-demand retail and delivery industries, which are new and rapidly evolving” on page 16 for details;
●	Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter” on page 17 for details;
●	Any deterioration in our relationship with our major strategic investors may adversely affect our prospectus and business operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Any deterioration in our relationship with our major strategic investors may adversely affect our prospectus and business operations” on page 17 for details;
●	We have a history of net losses and negative cash flows from operating activities, which may continue in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We have a history of net losses and negative cash flows from operating activities, which may continue in the future” on page 18 for details;
●	Our concentration on a small number of customers could adversely affect our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Our concentration on a small number of customers could adversely affect our business and results of operations” on page 18 for details;
●	We face intense competition and could lose market share, which could adversely affect our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We face intense competition and could lose market share, which could adversely affect our results of operations” on page 19 for details;

●	Any harm to Dada Now and JDDJ brands or reputation may materially and adversely affect our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any harm to Dada Now and JDDJ brands or reputation may materially and adversely affect our business and results of operations” on page 19 for details;
●	The status of our riders as independent contractors of retailers, merchants or individual senders on our platforms may be challenged. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— The status of our riders as independent contractors of retailers, merchants or individual senders on our platforms may be challenged” on pages 19 and 20 for details;
●	Our historical growth rate may not be indicative of our future performance and if we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our historical growth rate may not be indicative of our future performance and if we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected” on page 20 for details;
●	Failure to maintain effective internal controls over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to maintain effective internal controls over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs” on pages 20 and 21 for details;
●	We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation” on page 29 for details.

Risks Related to Our Relationship with JD Group

●	We may have conflicts of interest with JD Group and, because of JD Group’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Relationship with JD Group—We may have conflicts of interest with JD Group and, because of JD Group’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us” on page 39 for details;
●	JD Group will control the outcome of shareholder actions in our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Relationship with JD Group—JD Group will control the outcome of shareholder actions in our company” on page 39 for details;
●	We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Relationship with JD Group — We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies” on page 40 for details.

Risks Related to Our Corporate Structure

●	Dada is a Cayman Islands holding company with no equity ownership in the VIE. We conduct our operations in the Chinese mainland primarily through (i) our PRC subsidiaries and (ii) the VIE and its subsidiaries, with which we have maintained contractual arrangements. Holdings of our ADSs thus are not holding all equity interest in our operating entities in the Chinese mainland through holding equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 44 for details;
●	The PRC government has significant oversight and discretion over our business operations, and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs” on page 44 for details;
●	While this may apply to other jurisdictions, risks and uncertainties arising from the legal system in the Chinese mainland, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in the Chinese mainland, could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of laws and regulations in the Chinese mainland could limit the legal protections available to you and us” on page 45 for details;
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 52 for details;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 54 for details;
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in the Chinese mainland. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in the Chinese mainland. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 55 for details.

Risks Related to Our ADSs

●	The trading price of the ADSs may be volatile, which could result in substantial losses to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—The trading price of the ADSs may be volatile, which could result in substantial losses to investors” on page 56 for details;
●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline” on page 57 for details;
●	Techniques employed by short sellers may drive down the market price of the ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Techniques employed by short sellers may drive down the market price of the ADSs” on page 57 for details.

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

Our operation could also be significantly affected by the development of the e-commerce industry, an adjacent industry to local on-demand retail, in China. Major e-commerce platforms may start to offer or strengthen their offerings of daily necessities and other competing products that are of less time-sensitive nature to consumers at lower prices and in reliable storage conditions, where the consumers’ willingness to wait longer time might be increased, such as next-day delivery. Demand for our advantageous on-demand retail and delivery with efficiency might be weakened due to possible lower prices charged by e-commerce platforms and our business and growth could be materially and adversely affected.

Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.

We commenced our commercial operation in 2014. As we only have limited historical financial data, it is difficult to predict our future revenues and appropriately budget for our costs and expenses, and the evaluation of our business and prediction about our future performance may not be as accurate as they would be if we had a longer operating history. In the event that actual results differ from our evaluation or we adjust our estimates in future periods, our results of operations and financial position could be materially affected and investors’ perceptions of our business and future prospects could differ materially from their expectations and the market price of our ADSs could decline.

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

Our business has benefited from our collaborations with our major strategic investors, some of which are also our customers, such as JD Group and Walmart Group, and we expect to continue to be reliant on them for the foreseeable future. As of March 31, 2024, JD Group and Walmart Group each holds approximately 53.1% and 9.0% equity interests of our Company, respectively. For more details of JD Group’s and Walmart Group’s beneficial ownership in our equity securities, please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” We derive a significant portion of revenue from providing last-mile delivery services to JD Group, as well as from performing omni-channel services to Walmart Group. Please see “—Our concentration on a small number of customers could adversely affect our business and results of operations.” for more details of our reliance on these two strategic investors.

In addition, the JDDJ trademarks are licensed from JD Group. On April 26, 2016, we entered into a series of trademark licensing agreements with JD Group. Pursuant to the licensing terms, JD Group continues to own the JDDJ trademarks and licenses the exclusive use of such trademarks to us infinitely until either of the earliest of (i) mutual agreement to terminate the trademark licensing; (ii) expiration of the terms of such trademarks; or (iii) JD Group’s termination of the trademark licensing upon happening of certain triggering events, such as the decrease of JD Group’s shareholding percentage in our company to a certain degree on a fully diluted basis, or any material adverse influence to JD Group’s brand and reputation caused by our licensed use of such trademarks or the termination of JD Group’s business cooperation agreement with us. If any of the event happens and JD Group terminates its license of the JDDJ trademarks to us, our business could be disrupted, and our results of operations may be materially and adversely affected. In addition, if JD Group, as the owner of JDDJ trademarks, fails to maintain or renew the registration status of such trademarks, our use of JDDJ brand will also be adversely affected. Further, to the extent the brand and reputation of JD Group suffers any negative publicity, especially those involving any similar trademarks or any other trademarks owned or used by JD Group, our reputation may be negatively affected by virtue of our various collaboration with JD Group.

We rely on JD Group for traffic support and supply chain cooperation. We also historically relied on JD Group on certain operational support services, including logistic cooperation, online advertising and marketing services, and other managerial services.

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

We have incurred net losses and negative cash flows from operating activities each year since our inception and we may not be able to achieve or maintain profitability or positive cash flow in the future. We incurred net losses of RMB2,471.1 million, RMB2,008.0 million and RMB1,957.5 million (US$275.7 million) in 2021, 2022 and 2023, respectively. Net cash used in our operating activities was RMB2,657.6 million, RMB945.4 million and RMB380.8 million (US$53.6 million) in 2021, 2022 and 2023, respectively.

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

We derive a substantial portion of our net revenues from a relatively small number of customers, including JD Group, Walmart Group and Yonghui. Although we plan to expand and diversify our customer base, we still expect to be reliant on our major customers, some of which are also our major strategic investors, including JD Group and Walmart Group, for the foreseeable future. In particular, we expect that JD Group and Walmart Group will continue to account for an important portion of service revenues generated by Dada Now platform, and Walmart Group and Yonghui, collectively, will continue to account for an important portion of our revenues generated by JDDJ platform for the foreseeable future. In 2021, 2022 and 2023, 13.9%, 20.3% and 24.5% of our net revenues were derived from services provided to JD Group, respectively. Walmart Group became a related party of ours in August 2018, and in 2021, 2022 and 2023, 20.2%, 21.6% and 20.6% of our net revenues were derived from services provided to Walmart Group, respectively.

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

The markets for local on-demand retail and local on-demand delivery are competitive and characterized by rapid market changes and technology evolution, giving rise to new market entrants and well-funded competitors and the introduction of new business models disruptive to our business. Although we are not aware of any peer companies in the industry that operate under a business model that directly resembles ours, our two platforms face competition in their respective markets. There are multiple existing market players that operate on-demand retail and/or on-demand delivery business, such as Ele.me, Meituan and SF Intracity, and there may be new entrants emerging in each of the markets we operate in, and these market players compete to attract, engage and retain consumers and merchants. They may be well-established and be able to devote greater resources to the development, promotion and sale of offerings and offer lower prices than we do, which could adversely affect our results of operations. If we cannot equip ourselves with necessary resources and skills, we may lose market share as competition increases.

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

Any harm to JDDJ and Dada Now brands or reputation may materially and adversely affect our business and results of operations.

We believe that building a strong brand and reputation as an effective, safe, reliable and affordable platform and continuing to increase the strength of the network effects are critical to our business and competitiveness. The brand recognition and reputation of our “JDDJ” and “Dada Now” brands and the successful maintenance and enhancement of our brand and reputation have contributed and will continue to contribute significantly to our success and growth.

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

However, we have been subject to and may continue to be subject to claims, lawsuits, arbitration proceedings, administrative actions and other legal and regulatory proceedings seeking to reclassify the riders. We prevail in a substantial majority of such lawsuits where the judgments have confirmed that there were no employment relationships between the riders and us. However, laws and regulations that govern the status and classification of independent contractors are subject to changes and divergent interpretations by various authorities which can create uncertainty and unpredictability for us.

In the event of a reclassification of the status of riders as our independent contractors, we could be held liable for personal injuries and property damages caused by such riders to third parties. In the event of such reclassifications, we could also be held liable for any severe personal injuries or casualties occurred to such riders.

Further, a determination that reclassifies a rider as an employee of us could cause us to incur significant additional expenses resulting from the potential application of labor and employment laws to compensate riders, including employee benefits, social security contributions and housing provident funds, as well as the application of the taxes and governmental penalties or other legal sanctions. Further, any such reclassification would require us to fundamentally change our pricing methodologies and business model, and consequently have an adverse effect on our business, financial condition and results of operations.

Our historical growth rate may not be indicative of our future performance and if we fail to effectively sustain or manage our growth, our business, financial condition and results of operations could be adversely affected.

We have experienced rapid growth since our inception, particularly in terms of the number of riders, active consumers, GMV, daily delivery orders and peak-day order volume, and our geographic reach. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth may slow due to a number of reasons, including decreasing demand for our services or market saturation, increasing competition, emergence of alternative business models, changes in government policies, increasing regulatory costs, declining growth of the online retail industry in China, or changes in general economic conditions. If our growth slows or declines, investors’ perceptions of our business and prospects may be adversely affected and the market price of our ADSs could decline.

We cannot assure you that we will be able to effectively sustain or manage our future growth. We have evolved from a local on-demand delivery service provider to a leading platform of local on-demand retail and delivery in the Chinese mainland, and we expect to continue to experience business growth in the future. We intend to achieve growth by enhancing our on-demand delivery capabilities, invigorating local on-demand retail platform and solidifying our leading position in supermarket, creating more values for brand owners, and continuing to invest and innovate in technologies. We cannot assure you that our growth initiatives will succeed. In addition, our rapid growth has placed, and may continue to place significant demands on our management and our technology systems, as well as our administrative, operational and financial systems. Our ability to sustain or manage our growth effectively and to integrate new technologies and participants into our existing business will also require us to continue to implement a variety of new and upgraded managerial, operating, technological and financial systems, procedures and controls. If we are not able to effectively sustain or manage the growth of our business and operations or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

Failure to maintain effective internal controls over financial reporting could cause us to inaccurately report our financial results or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs.

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Global Select Market. The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting.

In connection with the audits of the consolidated financial statements as of and for the year ended December 31, 2023, we and our independent registered public accounting firm identified a material weakness in our internal controls over financial reporting in accordance with the standards established by the PCAOB and concluded that our internal controls over financial reporting were not effective due to this material weakness as of December 31, 2023. The material weakness identified related to our failure to design, implement and effectively operate controls with a sufficient level of precision to prevent and detect material misstatements related to certain online advertising and marketing business that experienced an expansion during 2023. Specifically, the material weakness related to the following: (i) there was a lack of continuous and sufficient risk assessment and monitoring performed by management on such business, (ii) we lacked effective expenditure controls that properly review business substance of expenditures before authorizing payments related to such business, and (iii) we did not maintain appropriate segregation of duties in the vendor management process related to such business.

The material weakness identified resulted in revising certain financial information of our previously released unaudited quarterly condensed consolidated financial statements for the three months ended March 31, June 30 and September 30, 2023, respectively, to reflect corrections of errors which led to reversal of our net revenues and operations and support costs for the first nine months of fiscal year 2023 in the aggregate amount of RMB499 million and RMB499 million, respectively. We are implementing and will continue to implement a number of remediation measures to address the material weakness and the deficiencies that have been identified. For details, see “Item 15. Controls and Procedures.” However, we cannot assure you that we will be able to implement these measures to effectively remediate our material weakness, or that we will not identify any additional material weaknesses or significant deficiencies in the future.

Effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. If we fail to cure the material weakness effectively, or fail to maintain effective internal controls over financial reporting in the future, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our ADSs and we could be subject to sanctions or investigations by the Nasdaq Global Select Market, SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

If we fail to cost-effectively attract new retailers and merchants to our platforms, or to maintain relationships with existing retailers and merchants, our business and results of operations could be adversely affected.

We rely on retailers to offer products that appeal to our existing and potential consumers at attractive prices on our JDDJ platform and rely on merchants to generate delivery demands on our Dada Now local on-demand delivery platform. Our success depends in part on our ability to cost-effectively attract new retailers and merchants to our platforms and to maintain relationships with existing retailers and merchants. We must continue to provide retailers and merchants with on-demand delivery infrastructure, commercial support, technology support of comprehensive retail solutions, and operational insights. If we fail to provide these services comparable or superior to those of our competitors, we may fail to attract new retailers and merchants to our platforms, or to maintain relationships with existing retailers and merchants. Merchants may also choose our competitors if the latter charge lower service or other fees, or if our competitors provide more types of or more effective empowering services, or if the merchants are acquired by or merged into our competitors, or if the merchants form strategic alliance with our competitors.

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

We have been leveraging artificial intelligence technologies to generate personalized recommendations to consumers for products and incentives in which they may be potentially interested. For example, on our JDDJ platform, product and store information could be displayed in various orders, such as product categories, past sales volume, distance between offline stores to the consumer and estimated delivery time. In addition, we make individually tailored recommendations and incentives to consumers according to a comprehensive database. If our search results display or tailored recommendations and incentives fail to satisfy individual consumer needs, we may lose potential or existing consumers and may experience a decrease in orders.

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

We are devoted to delivering items purchased from JDDJ or for orders placed through Dada Now with efficiency to ensure premium user experience. However, consumers and individual senders of local on-demand retail and delivery services are becoming more time-sensitive and price-sensitive, and their willingness to pay for local on-demand retail and delivery may decrease if the services are not conveniently and quickly available at reasonable prices. Therefore, if we are unable to provide local on-demand retail and delivery services in a timely, reliable, safe and affordable manner, our reputation, customer loyalty, and business could be negatively affected.

We rely on our proprietary smart order recommendation and dispatching system to support our time management and instant rerouting based on traffic condition to estimate and ensure our delivery efficiency. However, our actual delivery time is subject to various factors that may be beyond our control, including the regional traffic conditions and weather conditions that may affect the traffic, governmental activities that block the normal delivery route and unanticipated accidents. In addition, our platforms match and dispatch delivery tasks by computing a matching score between the order and each of the riders nearby. Although our smart order recommendation and dispatching system could simulate the optimal route and optimize the performance and efficiency of our delivery network, we may experience rider shortage in peak hours or for remote areas, where delivery orders might not be accepted and picked up timely. If products and items are not delivered on time or are delivered in a damaged condition, our consumers and individual senders may lose confidence in us, which in turn may result in the merchants’ less confidence in us. Our reputation and brand may be adversely damaged and we may lose customers.

Our business is subject to complex and evolving laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

As a technology-based platform, our business generates and processes a large quantity of personal, transaction, behavioral and demographic data. We face risks inherent in handling and protecting large volumes of data, including protecting the data hosted in our system, detecting and prohibiting unauthorized data sharing and transfer, preventing attacks on our system by outside parties or fraudulent behavior or improper use by our employees, and maintaining and updating our database. Any system failure, security breach or third-party attack or attempt to illegally obtain the data that results in any actual or perceived release of user data could damage our reputation and brand, deter current and potential customers from using our services, damage our business, and expose us to potential legal liability.

We also have access to a large amount of confidential information in our day-to-day operations. Each waybill contains the names, addresses, phone numbers and other contact information of the sender and recipient of an order placed and delivered through our platforms. The content of the item delivered may also constitute or reveal confidential information. Although we have data security polices and measures in place, for example, leveraging our encryption techniques, order code, instead of actual personal information, of each transaction on our platforms will be shown to our personnel as well as riders handling the orders, we cannot assure you that the information will not be misappropriated, as a large number of riders and our personnel handle the orders and have access to the relevant confidential information. All of the riders are not our employees, which makes it more difficult for us to implement adequate management, supervision and control over them.

We are subject to domestic laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personally identifiable information with respect to our customers and employees including any requests from regulatory and government authorities relating to this data. Further, PRC regulators have been increasingly focused on regulation in the areas of cybersecurity and data protection. For example, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law. The PRC Data Security Law and the Regulations on Security Protection of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, among others, provide for a security review procedure for the data activities conducted by critical information infrastructure operators that may affect national security. As of the date of this annual report, no detailed rules or implementation has been issued by any authority and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under these laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in the Chinese mainland, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services.

On November 14, 2021, the CAC released the Network Data Security Management Regulations (Draft for Comments), which requires data processors to conduct cybersecurity reviews and annual data security assessments. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affect or may affect national security.” If the final version of the draft regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessments and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, the draft regulations were released for public comments only, and their respective provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The draft regulations remain unclear on whether the requirements will be applicable to companies that have been listed in the United States, such as us. We cannot predict the impact of the draft regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the draft regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On December 28, 2021, the CAC, together with other government authorities in the Chinese mainland issued the Measures for Cybersecurity Review (2021 version). Pursuant to the measures, critical information infrastructure operators that procure internet products and services, and data processing operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The measures further stipulate that an online platform operator holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review when it seeks to list overseas. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer. These measures regulate the security assessment of important data and personal information collected and generated within the territory of China and transferred overseas by a data processor during its operation. According to these measures, where a data processor transfers data overseas under certain circumstances, it shall apply to the provincial department of the CAC for a security assessment. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Transfer, which took effect on the same day, pursuant to which, any data processor which exports personal information shall apply for a security assessment before transferring any personal information abroad under certain circumstances. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis and are not required to go through cybersecurity review by the CAC. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from application stores, among other sanctions, which could materially and adversely affect our business and results of operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. In particular, if it is determined in the future that the approval of the CAC or any other regulatory authority is required for our offering, any failure to complete such procedures for our offshore offerings, would subject us to sanctions by the CAC or other PRC regulatory authorities. See “—Risks Related to Doing Business in China—We may be required to complete filing procedures with the CSRC in connection with our future offerings. We cannot predict whether we will be able to complete such filing in a timely manner, or at all.” Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. Our mobile apps and websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

The PRC Cybersecurity Law, the PRC Data Security Law, the Personal Information Protection Law and the Civil Code are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information,” “network data” or “important data” under the PRC Cybersecurity Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with the laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The PRC Data Security Law also stipulates that the authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.

We are constantly in the process of evaluating the potential impact of the laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. We believe, to the best of our knowledge, that our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects. We have taken and will continue to take reasonable measures to comply with such laws and regulations. For details of the abovementioned laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

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

Our failure to detect and prevent unsafe, prohibited or restricted items from entering into our delivery platform may harm our reputation and business, and subject us to penalties and civil liabilities if any personal injury or property damage takes place. In addition, we cannot guarantee all unsafe items, such as flammables and explosives, toxic or corrosive items, be detected and prevented, and those unsafe items may damage other products and items in our network, injure recipients and harm personnel and damage other properties.

Delivery of products also involves risks regarding transportation safety. We constantly have a large number of riders in transportation and most of them ride electric bicycles. From time to time, riders on our platforms may be involved in transportation accidents, and the products and items carried by them may be lost or damaged. In addition, the riders and third parties may also suffer personal injuries, where the insurance maintained by them may not fully cover the damages caused. We are regularly subject to claims, lawsuits, arbitrations and other legal proceedings seeking to hold us liable for property damages and personal injuries caused in the process of performing our local on-demand delivery services, which may be raised by item senders and recipients, consumers, merchants, riders and injured third parties, the results of which cannot be predicted with certainty.

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

We have been constantly introducing new value-added services to retailers and brand owners to solidify our relationship with them and increase customer stickiness. For example, we have utilized our big data technology to help retailers establish omni-channel membership programs. Together with our CRM tools, we empower retailers to target and communicate with their members and potential consumers for effective marketing. We also help brand owners broaden their consumer reach, deepen their consumer insights and run brand promotions on our platform. We have experienced rapid growth in this new business offering, however, our expansion of new service offerings may result in unseen risks, challenges and uncertainties along with our expansion into this relatively new business area.

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

Our business is subject to intense regulation, and we are required to hold a number of licenses and permits in connection with our business operation, including the License for Value-added Telecommunications Services, Retail Liquor License, Internet Drug Information Service Qualification Certificate, Filing Certificate of the Single-purpose Prepaid Card and Filing Certificate of Third-party Platform of Medical Device Online Transaction. We hold all material licenses and permits described above and are applying for certain filings with the government authorities and modification of certain licenses and permits.

As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the governmental authorities regarding the conducting of our business without the above-mentioned approvals, certificates and permits. However, we cannot assure you that the governmental authorities would not require us to obtain the approvals, certificates or permits or take any other actions retrospectively in the future. If the governmental authorities require us to obtain the approvals, certificates or permits, we cannot assure you that we will be able to do so in a timely manner or at all.

New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. For example, our crowdsourced delivery business currently has no clear regulatory authority or governing laws and regulations as such industry is relatively nascent and at its early stage of development. Nonetheless new requirements regarding approvals, licenses or permits may be implemented in the future along with rapid industrial evolution. In addition, the PRC E-commerce Law promulgated by the Standing Committee of the National People’s Congress, which took effect on January 1, 2019, establishes additional standards in the e-commerce industry, and intensifies the responsibility of third-party platforms. Further, the Foreign Investment Law, which was promulgated on March 15, 2019 and came into force on January 1, 2020, replaced the existing laws regulating foreign investment in the Chinese mainland, together with their implementation rules and ancillary regulations. See “—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.”

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

We have launched, and may in the future launch, new pricing strategies and initiatives, or modify existing pricing methodologies, any of which may not ultimately be successful in attracting and retaining retailers, merchants, consumers, individual senders and riders. Further, a determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that reclassifies a rider, who is an independent contractor of the retailers, merchants or individual senders, as our employee, may require us to revise our pricing methodologies to account for such a change to rider reclassification which may result in a significant increase in our operation costs. While we do and will attempt to set prices and pricing packages based on our past operating experience, our assessments may not be accurate or there may be errors in the pricing algorithms used and we could be underpricing or overpricing our services. Any such changes to our pricing methodologies or our ability to efficiently price our services could adversely affect our ability to attract or retain retailers, merchants, consumers, individual senders and riders, as well as our business, financial condition and results of operations.

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

In addition, we must regularly improve and upgrade our technology systems to keep pace with increased gross merchandise volume or expanded service offerings on our platforms to ensure more efficient capacity management through an integrated information flow through our entire network. However, while we have continually enhanced our proprietary technology systems, we may fail to execute technology improvements corresponding to our business expansion or develop new technologies to adapt to changing user needs and industry breakthroughs, and the failure to do so could harm our reputation and business and may also impede our growth.

We have invested in the development of new technologies and business initiatives and obtained or applied for registered patent rights supporting various aspects of our operations. However, the development of websites, mobile apps and other proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our websites, mobile apps, proprietary technologies and systems to meet customer needs or emerging industry standards, and any failure to do so may render our services less competitive or attractive, and our reputation, business and prospects may be materially and adversely affected.

Failure to deal effectively with any fictitious transactions or other fraudulent conduct that take place on our online platforms could harm our business.

We face risks with respect to fictitious transactions or other fraudulent conduct that take place on our online platforms. Certain online advertising and marketing services transactions found to be primarily to meet revenue targets were identified. These transactions involved payments from certain upstream customers and disbursements of cash funds to certain downstream vendors of virtually identical amounts that lacked any apparent business substance, were not supported by credible documents, business records or other evidence, and, in certain cases, involved customers and vendors with undisclosed connections. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Independent Review.”

In addition, our retailers may engage in fictitious transactions and fabricate store information in order to inflate their ratings and search results rankings on our platforms. This activity may harm other retailers by enabling the perpetrating retailers to be favored over others, and may harm our consumers by deceiving them into believing that a merchant is more reliable or trusted than it actually is. We may experience such fraudulent activities and suffer losses from distributing subsidies relating to fictitious transactions. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our platforms, there can be no assurance that such measures will be effective in identifying, combating fraudulent transactions among third-party retailers and other users and prevent resulting losses. In the event that we resort to litigation to enforce the return of any subsidies and benefits we distributed to such retailers, the litigation could result in a diversion of our managerial and financial resources.

Moreover, illegal, fraudulent or collusive activities by our employees could also subject us to liability or negative publicity and harm our business. We cannot assure you that our internal controls and policies with regard to the review and approval of transactional activities and other relevant matters will identify or prevent fraud or illegal activity by our employees effectively. Negative publicity and user sentiment generated as a result of actual or alleged fraudulent or deceptive conduct on our platforms or by our employees would severely diminish consumer confidence in us, reduce our ability to attract new or retain current retailers and consumers, damage our reputation and diminish the value of our brand, and materially and adversely affect our business, financial condition and results of operations.

Our settlement mechanism with participants on JDDJ and Dada Now platforms may not be in full compliance with current PRC regulations.

We follow the industry practice to first receive payments from participants for all products sold on our JDDJ platform and the services provided on our Dada Now platform, and then settle with retailers on our JDDJ platform and riders on our Dada Now platform. This practice is under strict scrutiny from regulators, particularly the People’s Bank of China. For example, on November 13, 2017, the People’s Bank of China published the Notice on Further Strengthening the Remediation of Unlicensed Business Payment Services on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. Subsequent to this regulation, we have established a payment safeguard and settlement mechanism together with commercial banks, through which the banks help open restricted settlement accounts to receive payments from our consumers or users first, and then distribute the total payment to retailers, riders and us, and we submit the transaction materials to the banks for their review. However, uncertainties still exist as to whether this system is considered fully compliant with the PRC laws and regulations. We cannot assure you that the People’s Bank of China or other governmental authorities will find our current or planned new settlement mechanisms to be in compliance with the notice. If the People’s Bank of China or other governmental authorities consider our current or planned new settlement mechanisms not fully compliant with the PRC regulations, we may need to adjust our business and cooperation model with the commercial banks and third-party payment service providers, and be subject to penalties and orders to rectify which may result in higher payment processing cost, and any of these events may materially and adversely affect our growth potential, business and results of operations.

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

We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We are defending against the putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuit, should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit. In the event that our initial defense of this lawsuit is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of this case, including any plaintiff’s appeal, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We are also subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

We do not maintain any operation-related insurance. As the insurance industry in China is still at an early stage of development, insurance companies in China currently offer limited operation-related insurance products, we have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Risks associated with our business and operations primarily include business liability, business interruption, and damages to our technology infrastructure.

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

We depend on several third-party applications and services to ensure the smooth performance of certain key functions of our business. For example, we host our services on servers and network infrastructure rented from third-party cloud computing vendors. In addition, we collaborate with or receive open source software services from online map providers and a social media access portal provider for embedding our mini-program, and payment processing providers.

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

Purchases using mobile devices by consumers generally, and by our consumers purchasing fresh products, our merchants and individual senders delivering items and our riders picking and delivering on our platforms specifically, have increased significantly, and we expect this trend to continue. In particular, our riders primarily rely on our mobile applications to plan, track and adjust the delivery route while in transportation. To optimize the mobile shopping and real-time item tracking and locating experience, we are somewhat dependent on our customers’ downloading and effective use of our mobile applications for their particular devices. We are further dependent on the interoperability of our mobile applications with third-party mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our mobile applications could adversely affect the usage of our sites on mobile devices.

As new mobile devices and operating platforms are released, we may experience delays or difficulties in updating and integrating our mobile applications for these alternative devices and platforms and we may need to devote significant resources to the development, support and maintenance of such applications. Problems may also arise with our relationships with providers of mobile operating systems or mobile application download stores, such as our applications may receive unfavorable treatment compared to competing applications on the download stores. In the event that it becomes difficult for our customers to access and use our applications on their mobile devices, our customer growth could be harmed and our business and results of operations may be adversely affected.

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

If the riders violate any requirements under the applicable laws and regulations or their agreements with merchants or individual senders, such merchants or individual senders may file claims against us, as the riders provide delivery services on our platforms. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources, and therefore harm our business.

In addition, we constantly have a vast number of riders in transportation, performing local on-demand delivery services on both of our JDDJ platform and Dada Now platform. Therefore, we are subject to isolated complaints and negative publicity regarding the services and behavior of these riders due to their mass even if we could exert adequate management, supervision and control over them, as such risks are inherently associated with companies operating in labor intensive industries.

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

Our agreements with the outsourced delivery agencies provide that we are not liable to the riders if the outsourced delivery agencies fail to fulfill their contractual duties to these riders. However, if the outsourced delivery agencies violate any PRC laws and regulations, including labor, employee benefits, housing provident funds and social security insurance, or their employment agreements with the riders, these riders may file claims against us as they provide their services on our platforms. As a result, we may incur legal liability, and our reputation, business, financial condition and results of operations could be materially and adversely affected.

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

If our employees fail to identify non-compliance in the license and permits submitted by any retailer, or if any retailer does not control the quality of the products that it sells on our JDDJ platform, delivers products that are materially different from its description of them on our JDDJ platform, sells counterfeit or unlicensed products on our JDDJ platform, or sells certain products without licenses or permits as required by the laws and regulations, the reputation of our JDDJ platform and our brand may be materially and adversely affected and we could be held liable for any losses or subject to administrative penalties.

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

We have a track record of successfully expanding into new geographical areas, where we commenced our operation from covering first-tier cities in the Chinese mainland and have continued to expand our geographical reach to smaller and less developed prefecture-level cities. Our expansion into new geographical areas involves new risks and challenges associated with such new markets, such as our business model may not be acceptable to residents in lower-tier cities and towns in the Chinese mainland, there may be a lack of demand for local on-demand retail and delivery, the order density in those smaller, less developed areas may not be sufficient to allow us to operate in a cost-efficient manner, and we may need to adjust our pricing methodologies to adapt to local economic condition. We cannot assure you that we will be able to execute on our business strategy or that our service offerings will be successful in such markets.

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

Further, as of the date of this annual report, certain of our local branches with premises for business operations established along with our geographic expansion have not been registered with local administrations. In the Chinese mainland, if a company operates business outside its registered address, the company may be required to register those premises for business operation as branch offices with the local market administrative regulation authorities at the place where the premises are located and obtain business licenses for them as branch offices. We may not be able to register the main premises for business operations as branch offices in a timely manner or at all due to complex procedural requirements and relocation of branch offices from time to time. While we have not received any government order or penalty resulting from such failure, we cannot assure you that we will not be subject to penalties, orders to rectify or other administrative proceedings. If we become subject to these penalties, our reputation, business, and results of operations could be materially and adversely affected.

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

Our success heavily depends upon the continued efforts of our management. In particular, we rely on the expertise and experience of Mr. Ian Su Shan, our chairman, and executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Further, if any of our senior management joins a competitor or forms a competing business, we may lose retailers, merchants, consumers, individual senders, know-how and key professionals and staff members. Although our senior management has entered into employment agreements and confidentiality and non-competition agreements with us, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company. As a result, our business may be severely disrupted due to the loss of services of one or more members of our management, and our financial condition and results of operations may be materially and adversely affected.

If we are unable to attract, train and retain qualified personnel, as well as riders, or if we experience any large-scale labor unrest, our business may be materially and adversely affected.

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

We and the outsourced delivery agencies we engage have been subject to labor disputes initiated by our or the outsourced delivery agencies’ employees from time to time, although none of them, individually or in the aggregate, had a material adverse impact on us. We expect to continue to be subject to various legal or administrative proceedings related to labor disputes in the ordinary course of our business, due to the magnitude of labor force involved in our network. Any large-scale labor unrest directed against us or the outsourced delivery agencies could directly or indirectly prevent or hinder our normal operating activities, and if not resolved in a timely manner, lead to delays in our fulfillment performance. We and the outsourced delivery agencies are not able to predict or control any large-scale labor unrest, especially those involving labor not directly employed by us. Further, large-scale labor unrest may affect general labor market conditions or result in changes to labor laws, which in turn could materially and adversely affect our business, financial condition and results of operations.

We have granted and may continue to grant options, restricted share units and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted our 2015 Equity Incentive Plan, as amended and restated, which we refer to as the 2015 Plan, and our 2020 Share Incentive Plan, as amended and restated, which we refer to as the 2020 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to secure and retain the services of eligible award recipients and to provide incentives for such persons to exert maximum efforts for our success. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2015 Plan and the 2020 Plan, we are authorized to grant options, share appreciation rights, restricted share awards, restricted share unit awards and other types of share awards. As of March 31, 2024, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 61,605,996 ordinary shares, and we have outstanding options with respect to 4,364,408 ordinary shares (excluding options that were forfeited, cancelled, or exercised after the relevant grant date). As of March 31, 2024, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2020 Plan is 85,239,999 ordinary shares, and we have outstanding options with respect to 676,168 ordinary shares (excluding options that were forfeited, cancelled, or exercised after the relevant grant date) and 14,345,104 restricted share units are outstanding (excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date). We have incurred and will continue to incur substantial share-based compensation expenses in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Further, we may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our equity incentive plan from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges in future reporting periods. For further information on our equity incentive plan and information on our recognition of related expenses, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Any deficiencies in telecommunication and internet infrastructure in the Chinese mainland could impair the functioning of our technology system and the operation of our business.

Our business depends on the performance, reliability and security of the telecommunications and internet infrastructure in the Chinese mainland. Substantially all of our computer hardware and cloud computing services are currently located in the Chinese mainland. Access to internet in the Chinese mainland is maintained through state-owned telecommunications carriers under administrative control and regulatory supervision, and we obtain access to end-user networks operated by such telecommunications carriers to give user access to our platforms. We may not have access to alternative networks in the event of disruptions, failures or other problems with the telecommunication and internet infrastructure in the Chinese mainland. The failure of telecommunication and internet network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our platforms. Any of such occurrences could delay or prevent our platform users from accessing our online platforms and mobile applications, and frequent interruptions could frustrate customers and discourage them from using our services, which could cause us to lose customers and harm our results of operations. In addition, we have limited control over the service fees charged by telecommunication and internet operators. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected.

We are subject to laws and regulations, many of which are evolving, and failure to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect our business and results of operations.

Our business is subject to governmental regulation by the PRC governmental authorities, including the CAC, the MIIT, the State Administration for Market Regulation, or the SAMR, the National Medical Products Administration, the Ministry of Commerce and SAFE. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations, including online and mobile commerce and payments, online content, digital media, cybersecurity and privacy laws, labor and employment, intellectual property, consumer protection, taxation, competition, mobile application accessibility, money transmittal, product liability and personal injury, and we may fail to fully comply with these regulations. We are also subject to a number of retail and delivery industries regulations including pricing, consumer protection, product quality, food safety, drug and medical device safety and public safety. Local regulatory authorities conduct periodic inspections, examinations and inquiries in respect of our compliance with the regulatory requirements. In addition, regulatory bodies may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business or will be able to maintain our existing licenses or obtain new ones. If we fail to comply with these laws and regulations, we may be exposed to penalties, fines, the suspension or revocation of our licenses or permits to conduct business, administrative proceedings and litigation.

In addition, new laws and regulations may be enforced from time to time and uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. For example, our crowdsourced local on-demand delivery business currently has no clear regulatory authority or governing laws and regulations as such industry is relatively nascent and at its early stage of development, and we expect to experience strengthened regulatory environment along with rapid industrial evolution. If the regulatory or administrative authorities impose new requirements relating to, among other things, new and additional licenses, permits and approvals or governance or ownership structures on us for operating crowdsourced delivery in the future, we will be subject to fines and penalties due to any past non-compliances, increased future compliance costs, heightened challenges and uncertainties, and restrictions upon our current or future operations. On September 11, 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which encourages, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. Furthermore, on February 7, 2021, the Anti-monopoly Committee of the State Council further published the Anti-monopoly Guidelines for the Internet Platform Economy Sector, which became effective on the same day, aiming at specifying some of the circumstances under which an activity of Internet platform may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. As of the date of this annual report, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly. However, as the Anti-monopoly Guidelines for the Internet Platform Economy Sector is newly enacted, its interpretation and implementation may be subject to the existing or then effective PRC laws and regulations. Due to the varied local implementation practices of anti-monopoly and competition laws and regulations in the Chinese mainland, it may be costly to adjust some of our business practices in order to comply with these laws, regulations, rules, guidelines and implementations, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and/or materially and adversely affect our financial conditions, operations and business prospects. In addition, our success, or perceived success, and increased visibility may also drive some businesses that perceive our business model negatively to raise their concerns to local policymakers and regulators. These businesses and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes, or seek to have a market presence in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede our business and the ability of riders to utilize our platforms. If we are unable to manage these risks, our business and results of operations could be materially and adversely affected.

We may be adversely affected by PRC regulations to limit the method and manner that the internet companies may apply when using algorithms.

PRC government has taken steps in recent years to limit the method and manner that the internet companies may apply when using the algorithms. For instance, the CAC, together with eight other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services on September 17, 2021, which provides that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the regulators, and security assessments of algorithms shall be conducted by the regulators. The guidelines also provide that an algorithm filing system shall be established, and classified security management of algorithms shall be promoted. In addition, the CAC issued the Administrative Provisions on Algorithm Recommendation of Internet Information Services on December 31, 2021, effective on March 1, 2022, which provides that algorithms recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services. To comply with these guidelines and administrative provisions, we may need to further adjust our business and operations. The impact of these guidelines and administrative provisions on our business operations is still substantially uncertain since they are relatively new and uncertainties still exist in relation to their interpretation.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business.

We cannot assure you that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights owned by others. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. For example, our Dada trademark under category 39 of the PRC Trademark Law and the applicable regulations has been sued and challenged for trademark infringement and we as a result purchased the relevant trademark from the plaintiff through settlement process. In addition, there may be third-party intellectual property that is infringed by products offered by the retailers on our platforms. There could also be existing intellectual property rights of which we are not aware that we may inadvertently infringe. Owners of intellectual property rights purportedly relating to some aspect of our business, if any such owners exist, would seek to enforce lawsuits and proceedings against us in the Chinese mainland, the United States or any other jurisdictions.

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

We regard our proprietary technologies, trademarks, copyrights, patents, domain names, know-how and similar intellectual property as critical to our success. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. However, the functionality of our platforms might be reproduced and our source code might be copied. We have been and may continue to be an attractive target to attacks in the future because of our brand recognition in the Chinese mainland. We have policies and measures in place to prevent unauthorized use of our intellectual property. However, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. It is often difficult to register, maintain and enforce intellectual property rights in the Chinese mainland. Statutory laws and regulations are also subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in the Chinese mainland. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our management and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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

The costs of identifying and consummating strategic acquisitions may be significant and subsequent integrations of newly acquired companies, businesses, assets and technologies would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. We may also incur significant expenses in obtaining necessary approvals from the government authorities in the Chinese mainland and elsewhere in the world. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The acquired businesses or assets may not generate the financial results we expect and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

If we determine our goodwill and other intangible assets to be impaired, our results of operations and financial condition may be adversely affected.

We acquired JDDJ from JD Group in 2016. As a result of the transaction, we recognized goodwill and intangible assets (other than goodwill). The value of goodwill and other intangible assets arising from the transaction is based on forecasts, which are in turn based on a number of assumptions. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may have to write off a significant amount of our goodwill and intangible assets and record an impairment loss, which could in turn adversely affect our results of operations. We recorded an impairment loss of RMB957.6 million for the year ended December 31, 2023 based on a quantitative impairment test of the fair value of our company, considering the duration and severity of the decline in our market capitalization.

In 2022 and 2023, we entered into business cooperation agreements with JD Group, which granted us certain strategic resources such as user traffic and search results. We recognized those business cooperation agreements as intangible assets.

We determine whether certain intangible assets are impaired at least on an annual basis and there are inherent uncertainties relating to these factors and to our management’s judgment in applying these factors to the impairment assessment. We are required to evaluate the impairment prior to the annual assessment if there are any impairment indicators, including disruptions to the operations of acquired business, unexpected significant declines in operating results or a decline in our market capitalization, any of which could be caused by a failure to successfully operate the acquired business.

We may also suffer impairment loss if the performance of the acquired business is within the management’s expectation, but does not align with market. If we record an impairment loss as a result of these or other factors, our results of operations and financial condition may be adversely affected. In addition, impairment loss could also negatively affect our financial ratios, limit our ability to obtain financing and adversely affect our financial position. Any potential change in the amortization period of intangible assets could also increase the amortization expenses charged to our profit or loss following our regular assessment, which could in turn adversely affect our results of operations.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2021. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports and the imposition of broad economic sanctions on Russia has contributed to increases in food prices and energy prices, thus to inflation more generally has disrupted global markets. Unrests, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of other widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, Ebola, Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere could materially disrupt our business and operations. Such events could also significantly affect our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees were suspected of having any of the epidemic illnesses, since this could require us to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or Chinese economy in general. Our operations could also be severely disrupted if our customers, suppliers or other participants were affected by such natural disasters, health epidemics or other outbreaks.

Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

In recent years there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

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

Conflicts of interest may arise between JD Group and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Our board members may have conflicts of interest. Our chairman of our board of directors Mr. Ian Su Shan is also an employee of JD Group. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for JD Group and us.
●	Sale of shares in our company. JD Group may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be in conflict with the interests of our employees or our other shareholders.
●	Developing business relationships with JD Group’s competitors. So long as JD Group remains our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.
●	Allocation of business opportunities. Business opportunities may arise that both we and JD Group find attractive, and which would complement our businesses. We may be prevented from taking advantage of new business opportunities that JD Group has entered into.

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

As of March 31, 2024, JD Group held 53.1% of our outstanding ordinary shares. JD Group’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and the Nasdaq Stock Market requirements.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in the Chinese mainland do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provision of value-added telecommunication services, with a few exceptions, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%.

We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide internet information services under PRC laws. To comply with PRC laws and regulations, we operate our business through cooperation between our WFOEs, the VIE and its subsidiaries, and each of Shanghai Qusheng, the consolidated variable interest entity, and its subsidiary, JDDJ Youheng, holds a License for Value-added Telecommunications Services covering online data processing and transaction processing business (operating e-commerce) and internet information services, and JDDJ Youheng holds a License for Value-added Telecommunications Services for call centers. Dada Glory, one of our WFOEs, is our wholly owned PRC subsidiary and a foreign-invested enterprise under PRC laws. Dada Glory has entered into a series of contractual arrangements with the VIE and Jingdong Bangneng, which enable us to:

●	exercise effective control over the VIE;
●	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of the VIE; and
●	have an exclusive option to purchase all or part of the equity interests held by Jingdong Bangneng in the VIE when and to the extent permitted by PRC law.

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

In the opinion of our PRC counsel, Commerce & Finance Law Offices, (i) the ownership structures of Dada Glory and the VIE, currently do not result in violation of applicable PRC laws and regulations currently in effect; and (ii) the agreements under the contractual arrangements between Dada Glory, the VIE and Jingdong Bangneng governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in violation of applicable PRC laws or regulations currently in effect.

However, Dada is a Cayman Islands holding company with 50% direct ownership in the VIE. We conduct our operations in the Chinese mainland primarily through (i) our PRC subsidiaries and (ii) the VIE and its subsidiaries, with which we have maintained contractual arrangements. Holdings of our ADSs thus are not holding all equity interest in our operating entities in the Chinese mainland through holding equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE which contributes to 0.01% of our revenues in 2023. Our holding company in the Cayman Islands, the VIE and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

We have been further advised by our PRC counsel that there are uncertainties regarding the interpretation and application of future PRC laws, regulations and rules. Thus, the PRC regulatory authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the PRC regulatory authorities would have certain discretion to take action in dealing with such violations or failures, including:

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

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIE in the Chinese mainland that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from the consolidated variable interest entity, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIE in the consolidated financial statements in accordance with U.S. GAAP.

The contractual arrangements with the VIE and Jingdong Bangneng may not be as effective as direct ownership in providing operational control.

We have to rely on the contractual arrangements with the VIE and Jingdong Bangneng to operate the business in areas where foreign ownership is restricted, including provision of certain value-added telecommunication services. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and Jingdong Bangneng could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.

Currently, we have 50% direct ownership of the VIE in the Chinese mainland. We partially rely on the performance by the VIE and Jingdong Bangneng of their obligations under the contracts to exercise effective control over the VIE. Jingdong Bangneng may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of the PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIE or Jingdong Bangneng to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by the VIE or Jingdong Bangneng to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or Jingdong Bangneng fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under the PRC law. For example, if Jingdong Bangneng were to refuse to transfer its equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if it were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by the PRC law and provide for the resolution of disputes through arbitration in the Chinese mainland. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures and changes in the PRC legal system could adversely affect our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of laws and regulations in the Chinese mainland could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be negatively affected.

Jingdong Bangneng may have actual or potential conflicts of interest with us.

Currently, we have 50% direct ownership of the VIE in the Chinese mainland. Jingdong Bangneng, the other shareholder of the VIE, may have actual or potential conflicts of interest with us. Jingdong Bangneng may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, Jingdong Bangneng may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise Jingdong Bangneng will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between Jingdong Bangneng and our company, except that we could exercise our purchase option under the exclusive option agreement with Jingdong Bangneng to request it to transfer all of its equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. Jingdong Bangneng has executed power of attorney to appoint Dada Glory or a person designated by Dada Glory to vote on its behalf and exercise voting rights as a shareholder of the VIE. If we cannot resolve any conflict of interest or dispute between us and Jingdong Bangneng, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Although under our current contractual arrangements, the VIE and Jingdong Bangneng shall not assign any of their respective rights or obligations to any third party without the prior written consent of Dada Glory, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

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

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. The PRC Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in China and if yes, how our contractual arrangements should be dealt with.

The PRC Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission, or the NDRC, and effective on January 1, 2022. The PRC Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from the PRC government authorities. If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

The VIE holds certain assets that may be critical to the operation of our business. If Jingdong Bangneng, the other shareholder of the VIE, breaches the contractual arrangements and voluntarily liquidate the VIE or its subsidiaries, or if the VIE or its subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if the VIE or its subsidiaries undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

If we exercise the option to acquire equity interest of the VIE, this equity interest transfer may subject us to certain limitations and substantial costs.

Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001, as amended on March 29, 2022, foreign investors are not allowed to hold more than 50% of the equity interest of any company providing certain value-added telecommunications services.

Pursuant to the contractual arrangements, Dada Glory has the irrevocable and exclusive right to purchase all or any part of the equity interest in the VIE from Jingdong Bangneng at any time and from time to time in their absolute discretion to the extent permitted by the PRC laws. The consideration Dada Glory pays for such purchases will be the lowest price as permitted under the applicable PRC laws. This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the Ministry of Commerce, the MIIT, the State Administration of Market Regulation, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the tax authorities. The equity transfer price to be received by the VIE under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in the Chinese mainland. Accordingly, our business, financial condition, results of operations and prospects may be influenced by economic, political and social conditions in China generally.

The economic, political and social conditions in China differ from those of the countries in other jurisdictions in many respects. Over the past decades, the PRC government has taken various measures to promote the market economy and encourage entities to establish sound corporate governance. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources that may benefit the overall Chinese economy, but measures such as government control over capital investments or changes in tax regulations may have a negative effect on us. The PRC government has also implemented certain measures in the past, including interest rate adjustment, aiming to sustain the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand of, our products and services and consequently, have a material adverse effect on our business, results of operations and financial condition.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in the Chinese mainland. Our operations in the Chinese mainland are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Uncertainties in the interpretation and enforcement of laws and regulations in the Chinese mainland could limit the legal protections available to you and us.

The legal system in the Chinese mainland is a civil law system based on written statutes, where prior court decisions have limited precedential value. While this may apply to other jurisdictions, the legal system in the Chinese mainland is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules may change from time to time.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since the PRC judicial and administrative authorities have discretion in interpreting and implementing statutory and contractual terms, similar to other jurisdictions, it may be difficult to predict the outcome of such judicial or administrative proceeding. Agreements that are governed by PRC laws and regulations may be different from other countries with different legal systems in enforcing by legal or arbitral proceedings in China. In addition, any administrative and court proceedings in the jurisdiction we operate, including the Chinese mainland, may be protracted, resulting in substantial costs and diversion of resources and management attention. As a result, the changes, interpretation and enforcement of PRC laws and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and results of operations.

We may be required to complete filing procedures with the CSRC in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of the regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines. The trial measures and interpretive guidelines took effect on March 31, 2023, when the CSRC started to accept filing applications. Pursuant to the trial measures and interpretive guidelines, PRC domestic enterprises that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. Failure to complete such filing may subject a PRC domestic enterprise to an order of rectification, a warning or a fine between RMB1 million and RMB10 million. Pursuant to these regulations, a domestic enterprise applying for listing abroad shall, among others, complete record filing procedures and report the information to the securities regulatory authority as required.

In addition, our future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges and going private transactions, may also be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the trial measures and interpretive guidelines, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in the Chinese mainland, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

We may be adversely affected by the newly published or amended PRC regulations related to internet-related businesses and companies.

The PRC government regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies operating in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over the VIE and its subsidiaries. Such corporate structure may subject us to sanctions, compromise enforceability of related contractual arrangements, which may result in significant disruption to our business.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the State Internet Information Office (with the involvement of the State Council Information Office, MIIT, and the Ministry of Public Security). The primary role of the State Internet Information Office is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The VIE, Shanghai Qusheng, and its subsidiary, JDDJ Youheng, each currently holds a License for Value-added Telecommunications Services for internet information services and online data processing and transaction processing service. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the the PRC Ministry of Information Industry (which is the predecessor of the MIIT) on July 13, 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in the Chinese mainland. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. According to the recent practice in the Chinese mainland, if any commercial internet content-related service or online data processing and transaction processing service is to be carried out via mobile apps, such mobile apps are required to be registered on the License for Value-added Telecommunications Services of the operator of such mobile apps.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry may be different from our interpretation and understanding regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in the Chinese mainland, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in the Chinese mainland or will be able to maintain our existing licenses or obtain new ones.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration and statutory benefits, determining the term of employee’s probation and unilaterally terminating labor contracts. In addition, enterprises are forbidden to force laborers to work beyond the time limit and employers shall pay laborers for overtime work in accordance with the laws and regulations. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

We engage independent third-party service providers to recruit certain third-party workers at our request, such as customer service professionals, and to settle payment of service fees to such third-party service providers for us. However, we cannot preclude the possibility that these workers supplied by third-party service providers may be classified as “dispatched workers” by courts, arbitration tribunals or government agencies. The PRC Labor Contract Law and the Interim Provisions on Labor Dispatch promulgated on January 24, 2014 impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers.” See “Item 4. Information on the Company—B. Business Overview—Regulation.” However, since the application and interpretation of the PRC Labor Contract Law and the Interim Provisions on Labor Dispatch are limited and uncertain, we cannot assure you our business operation will be deemed to be in full compliance with them. If we are found to be in violation of any requirements under the PRC Labor Contract Law, the Interim Provisions on Labor Dispatch or their related rules and regulations, we may be ordered by the labor authority to rectify the non-compliance by entering into written employment contracts with the deemed “dispatched workers,” or be subject to regulatory penalty, other sanction or liability or be subject to labor disputes.

Furthermore, on July 16, 2021, the Ministry of Human Resources and Social Security, the NDRC, the Ministry of Transport, together with several other governmental authorities jointly promulgated Guidance on Safeguarding the Rights and Interests of Labor Forces in New Forms of Employment, which require, among others, platform enterprises adopting labor outsourcing and other cooperative labor methods to undertake corresponding responsibilities in accordance with laws and regulations when workers’ rights and interests are damaged, call for organizing and launching pilot programs for occupational injury protection of flexible employment personnel, focusing on platform enterprises in industries such as mobility, takeout, on-demand delivery and intra-city freight, and encourage platform enterprises to improve the protection for flexible employment personnel on the platform by purchasing personal accident, employer liability and other commercial insurances.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations. If we are deemed to have violated the labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the Chinese mainland against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct substantially all of our operations in the Chinese mainland and substantially all of our assets are located in the Chinese mainland. In addition, all our senior executive officers reside within the Chinese mainland for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management residing in the Chinese mainland. In addition, the Chinese mainland does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, like many other jurisdictions around the world, recognition and enforcement in the Chinese mainland of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China and many other jurisdictions. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective on March 1, 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of China. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of China with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management personnel and management department are in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe none of our entities outside of the Chinese mainland is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Dada Nexus Limited is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of Dada Nexus Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. Pursuant to the SAT Circular 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the State Administration of Taxation issued the Announcement on Issues Relating to the Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37 which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

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

The PRC government has provided tax incentives to our PRC subsidiaries in the Chinese mainland, including reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. In addition, some of our PRC subsidiaries in the Chinese mainland enjoy local government subsidies. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries in the Chinese mainland, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our PRC subsidiaries in the Chinese mainland, could adversely affect our business, financial condition and results of operations.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors adopted by six PRC regulatory agencies on August 8, 2006 and amended on June 22, 2009, and other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective on August 1, 2008 and was amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. Where any operator implements concentration in violation of the Anti-monopoly Law, and the concentration has or may have the effect of eliminating or restricting competition, the enforcement department of the State Council shall order it to cease the implementation of concentration, dispose of the shares or assets within a time period, transfer the business within a time period and take other necessary measures to restore to the status before the concentration, and impose a fine of not more than 10% of its sales amount in the previous year; or impose a fine of not more than RMB5 million if the concentration has no effect of eliminating or restricting competition. In addition, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce and became effective on September 1, 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and the Ministry of Commerce jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our 2015 Plan and 2020 Plan participants or us to fines and other legal or administrative sanctions.

On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to make payment under the incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Stock Incentive Plans.”

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Stock Incentive Plans.”

Failure to comply with PRC laws and regulations on leased property may expose us to potential fines and negatively affect our ability to use the properties we lease.

Certain of our leasehold interests in leased properties have not been registered with the PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the PRC government authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements.

Our lessors are required to comply with various laws and regulations to enable them to lease effective titles of their properties for our use. For instance, properties used for business operations and the underlying land should be approved for commercial use purposes by competent government authorities. Failure to do so may subject the lessors to monetary fines or other penalties and may lead to the invalidation or termination of our leases by competent government authorities, and therefore may adversely affect our ability to use the leased properties. In addition, certain lessors of our leased properties have not provided us with valid property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties or they have not obtained consents from the owners or their lessors or permits from the government authorities, our leases could be invalidated.

As of the date of this annual report, we are not aware of any material actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties, but we may be forced to relocate the affected offices and incur additional expenses relating to such relocation.

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

If our shareholders who are PRC residents or entities or our beneficial owners who are PRC residents do not complete their registrations or filings with the local SAFE branches, our PRC subsidiaries may be subject to fines and legal sanctions, and we may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, effective on June 1, 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

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

We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the PRC overseas investment regulations.

On December 26, 2017, the NDRC promulgated the Administrative Measures on Enterprise Overseas Investments, which took effect as of March 1, 2018. According to these administrative measures, non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local Ministry of Commerce branch. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE on July 13, 2009 and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.

We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time, which may adversely affect our business, financial condition and results of operations.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

Dada is a Cayman Islands holding company and may rely principally on dividends and other distributions on equity from our PRC subsidiaries for its cash requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders for services of any debt it may incur. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under the PRC laws and regulations, our PRC subsidiaries, which are foreign-owned enterprises, may pay dividends only out of their respective accumulated profits as determined in accordance with in the Chinese mainland accounting standards and regulations in the Chinese mainland. In addition, our PRC subsidiaries are required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends.

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

PRC regulation of loans to and direct investment in entities in the Chinese mainland by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans to our PRC subsidiaries and the VIE in the Chinese mainland, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in the Chinese mainland through our PRC subsidiaries, the VIE and its subsidiaries. We may make loans to our PRC subsidiaries, the VIE and its subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in the Chinese mainland in an offshore transaction.

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

SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015 and amended on December 30, 2019, in replacement of the former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the Chinese mainland. On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since this circular is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

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

Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC foreign exchange regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may affect our utilization of our revenues and the value of your investment.

The PRC government imposes regulations on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the Chinese mainland. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in the Chinese mainland may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of the Chinese mainland to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated variable interest entity to pay off their respective debt in a currency other than Renminbi owed to entities outside the Chinese mainland, or to make other capital expenditure payments outside the Chinese mainland in a currency other than Renminbi.

In light of the flood of capital outflows of the Chinese mainland in 2016 due to the weakening Renminbi, the PRC government has further imposed foreign exchange policies and scrutiny on major outbound capital movement including overseas direct investment. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the PRC authorities. If the foreign exchange control system affects us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in the Chinese mainland, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in the Chinese mainland. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future or imported products begin to be or continue to be listed on our platforms, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the consumer demand for certain products listed on our platforms, prevent us from being able to list certain products on our platforms or provide services in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

Risks Related to Our ADSs

The trading price of the ADSs may be volatile, which could result in substantial losses to investors.

The closing trading price of our ADSs has ranged from US$3.01 to US$15.18 per ADS in 2023. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. The trading performances of other Chinese companies’ securities, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of our conduct. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation. See “—Risks Related to Our Business and Industry—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We may be subject to short seller attacks from time to time in the future. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our ADSs and our business operations.

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

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

In March 2022, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$70 million during the 12-month period thereafter. We had purchased an aggregate of 8,534,445 ADSs for US$60.1 million on the open market under this program, at a weighted average price of US$7.04 per ADS, including repurchase commissions. We did not purchase any ordinary shares under the aforementioned share repurchase program in 2023. In March 2024, we announced a new share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$40 million during the two-year period through March 2026. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in the Chinese mainland. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in significant adverse U.S. federal income tax consequences to U.S. holders of the ADSs or our ordinary shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat the VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its results of operations in the consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2023. However, no assurance can be given that we will not be or become a PFIC in the current or future taxable years because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In light of recent declines in the market price of our ADSs, our risk of becoming a PFIC has increased. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—General”) held an ADS or an ordinary share, certain significant adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Item 4.Information on the Company

A.	History and Development of the Company

We commenced operations through Shanghai Qusheng Internet Technology Co., Ltd., or Shanghai Qusheng, and launched our Dada Now app in July 2014.

In July 2014, Dada Nexus Limited was incorporated in the Cayman Islands as an offshore holding company to facilitate our offshore financing activities. Shortly following its incorporation, Dada Nexus Limited established a wholly owned subsidiary in Hong Kong, Dada Group (HK) Limited, or Dada HK. In November 2014, Dada HK established its wholly owned subsidiary in the Chinese mainland, Dada Glory Network Technology (Shanghai) Co., Ltd., or Dada Glory.

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

In April 2023, JD Group, through its subsidiary, entered into a share subscription agreement with us. Pursuant to the terms of the share subscription agreement, Dada issued an aggregate of 18,927,876 new ordinary shares to JD Group in consideration for the traffic support offered by JD Group under the business cooperation agreement entered into in April 2023. The closing of the transaction took place in April 2023. Immediately upon closing, JD Group held approximately 53.9% of Dada’s issued and outstanding shares.

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

Our Business Model

We operate two major complementary business platforms: JDDJ, one of China’s largest local on-demand retail platforms, and Dada Now, a leading local on-demand delivery platform.

JDDJ

JDDJ is one of China’s largest local on-demand retail platforms, benefiting participants including consumers, retailers and brand owners. As of December 31, 2023, JDDJ covered around 2,300 cities and counties in China. The following diagram outlines the order and fulfillment process of JDDJ.

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

Membership programs. We offer membership programs, through which members enjoy some special benefits, such as member-only discount coupons and promotional items. Further, consumers can also join membership programs of retailers and brand owners through our platform, and receive membership benefits provided by the retailers and brand owners.

How JDDJ benefits retailers

We empower retailers to conduct their on-demand retail business in a more efficient way. We help retailers improve sales per square foot and labor efficiency with on-demand delivery infrastructure and technology-based services and solutions. In 2023, JDDJ had more than 431,400 active stores that had orders completed during the year, representing an increase of 88.6% from about 228,800 active stores in 2022.

On-demand delivery infrastructure

Local on-demand delivery infrastructure is critical to the success of local retail business. Leveraging our Dada Now platform, we are able to fulfill orders placed on JDDJ in a speedy manner.

Commercial support

JDDJ brings a significant amount of online traffic, so that retailers can access a broader range of potential consumers who are not within the reach of offline sales channels. Such consumers include those who are less willing to visit brick-and-mortar stores due to factors such as purchasing habits, convenience and time availability. Additionally, consumers that are attracted by JDDJ’s various benefits may purchase at a retailer more frequently through JDDJ compared with through offline channels. JDDJ hence provides an additional channel for attracting consumers and boosting sales. In addition, through our cooperation with brand owners, our platform facilitates retailer’s access to brand resources.

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

CRM services. We provide CRM services to help retailers on the JDDJ platform interact with their current and potential consumers. Through our “Membership Pass” program, we help a retailer establish an online membership program or link its existing offline membership program with online consumers to create an omni-channel membership program. Based on such program, we enable the retailer to digitize its customer base. Furthermore, we have built in CRM tools in our “Pan’gu Marketing” system, which allow retailers to send promotional push notifications and text messages. Through such CRM tools, we empower retailers to target and communicate with their members and potential consumers for effective marketing. As of March 31, 2024, our CRM tools embedded in “Pan’gu Marketing” system have been adopted by more than 79,700 stores.

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

Moreover, we also help brand owners optimize their sales channels and product offerings by utilizing insights gained on our platform. Leveraging insights on consumer behavior and consumer feedback, brand owners can have a better understanding of sales through different retail channels and therefore optimize allocation of brand resources to consumers’ preferred retail channels. With such consumer insights, brand owners can also optimize their product offerings and portfolios through retail channels.

Furthermore, we help brand owners cultivate their own membership programs. For instance, we cooperate with brand owners to acquire new members for them by offering consumers discount vouchers for certain branded items. We also provide interface for brand owners to access and manage their consumer profiles more easily.

Dada Now

Dada Now is a leading local on-demand delivery platform, providing both intra-city delivery and last-mile delivery services on an on-demand basis. As of December 31, 2023, our intra-city delivery service covered around 2,500 cities and counties in China, and our last-mile delivery service covered around 2,600 cities and counties in China. Both services covered all the tier 1 and tier 2 cities, and we continue to penetrate into lower-tiered cities. We define tier 1 cities in China as Beijing, Shanghai, Guangzhou and Shenzhen and tier 2 cities in China as Hangzhou, Nanjing, Jinan, Chongqing, Qingdao, Dalian, Ningbo, Xiamen, Tianjin, Chengdu, Wuhan, Harbin, Shenyang, Xi’an, Changchun, Changsha, Fuzhou, Zhengzhou, Shijiazhuang, Suzhou, Foshan, Dongguan, Wuxi, Taiyuan, Hefei, Kunming, Nanchang, Nanning and Wenzhou. In 2023, our riders collectively delivered 2,191 million orders. In 2021, 2022 and 2023, we delivered more than 9.5 million, 13.6 million and 15.7 million orders on the respective peak day of such period.

Intra-city delivery service

Our intra-city delivery service enables merchants and individual senders to have their parcels delivered quickly on an on-demand basis. We typically complete intra-city delivery orders within a three-kilometer radius less than 30 minutes after order placement. Orders for delivery outside a radius of three kilometers may take longer to complete.

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

We typically establish communications with chain merchants at the headquarters level to obtain a holistic view of their requirements and preferences, and provide services and support to each store in their chains. Our business development team is dedicated to establishing and maintaining long-term relationships with our chain merchants. This team works closely with chain merchants to better understand their overall strategies and needs. As we strengthen our relationships with chain merchants, we are able to provide services catering to their requirements and explore additional services tailored to their changing preferences. Through our cooperation with chain merchants, we also gain valuable industry and market insights, which helps us improve our service quality.

SME merchants. Our SME merchants, such as restaurants, flower shops and bakery stores, have limited geographical coverage. We identify SME merchants and maintain cooperative relationships with them at a local level, since familiarity with the local market is key to providing satisfactory services to SME merchants.

Individual senders. Individual senders use our services to satisfy their daily delivery needs that are time sensitive. We offer three types of services to individual senders, namely, “deliver for me,” “fetch for me” and “buy for me.” “Deliver for me” enables individual senders to have their items picked up at specified places and delivered to designated recipients by our riders. As to “fetch for me” service, riders pick up items at specified places designated by recipients and deliver to recipients. “Buy for me” enables individuals to instruct riders to shop their desired merchandise at specified or any local stores and deliver to them.

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

Order sources

We mainly provide last-mile delivery services to logistics service providers, such as JD Logistics, Inc. or JD Logistics. Typically, those logistics service providers have their own network of delivery stations and our riders pick up parcels from these delivery stations. Orders for our last-mile delivery service are usually placed in batches.

We act as a local delivery partner for JD Logistics. Orders from JD Logistics accounted for a substantial majority of our total last-mile delivery orders in 2023. We help JD Logistics deliver orders as a last-mile delivery force, especially in peak seasons, such as the anniversary sales promotional campaign of JD.com around June 18 each year and the Singles’ Day promotion period around November 11 each year.

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

Each rider is required to undergo a personal identification verification and screening process before becoming a rider on our platform. Further, we require the “rider comprehensive insurance,” which covers personal accident, third-party personal injury and property damage, to be purchased for each active rider every day before the rider responds to the first waiting order available to him or her. We define active rider as a rider who delivered at least one order on Dada Now during a specified period. The insurance premium is paid by the riders.

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

We also have a digitalized rider management system to record, monitor and manage the riders, covering registration, training and delivery performance. We keep track of a list of rider-related indicators by region, city and business module both on a daily and real-time basis. Based on these indicators, we can better analyze our delivery capacity and arrange our delivery force appropriately. In addition, we closely follow newly registered riders and their training progress, which helps us to better allocate riders and formulate rider recruitment plans. Moreover, we have established a rider ranking system by classifying riders into different levels. The level of each rider is largely determined based on his or her service rating which is linked to the riders’ level of activity and customer feedbacks. This system allows us to evaluate rider performance and reward and retain good riders accordingly, hence ensuring riders’ service quality and enhancing customer experience.

Others

We have been and will continue to explore new growth initiatives under our mission to bring people everything on demand. Historically we have tried front-end warehouses and unmanned retail shelves businesses, and we also started offering freight service to logistics companies and retailer shippers.

Our Controlling Shareholder and Strategic Partners

JD Group

JD Group, a leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider, is our controlling shareholder, strategic partner and investor. In April 2016, we entered into a business cooperation agreement with JD Group covering cooperation in areas such as logistics, user traffic and supply chain, for a term of seven or ten years, depending on the cooperation area, with early termination rights of JD Group in the event of change of control of our Company, or the issuance of our equity interests to adverse persons, primarily being competitors of JD Group or ours, or the shut down or material alteration of substantially all of the operation of JDDJ platform, or our sale or other disposition of substantially all of the operation of JDDJ platform. Under this business cooperation agreement, JD Group made a non-compete commitment to us with a term of seven years. In February 2022, we entered into another business cooperation agreement with JD Group covering cooperation in areas such as user traffic and search results, for a term of five years. In April 2023, we entered into another business cooperation agreement with JD Group covering cooperation in traffic support for a term of three years. As part of our strategic partnership, JD Group offers us the access points embedded into the JD mobile app, JD.com and JD’s Weixin mini-program, which channels us to the consumer traffic available on its platforms. Meanwhile, we act as a local delivery partner for JD Logistics. Orders from JD Logistics accounted for a substantial majority of our total last-mile delivery orders in 2023. Apart from the last-mile delivery service, we are now cooperating with JD Retail to provide retailers with intra-city delivery services of a wide selection of goods, such as grocery, fresh produce and 3C products. We will continue to work closely with JD Group and seek to further expand our service offerings to JD Group.

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

In 2021, 2022 and 2023, 13.9%, 20.3% and 24.5% of our net revenues were derived from services provided to JD Group, respectively. Walmart Group became a related party of ours in August 2018, and in 2021, 2022 and 2023, 20.2%, 21.6% and 20.6% of our net revenues were derived from services provided to Walmart Group, respectively.

Our Technology Capabilities and Empowerment

We consider technologies our core competence. We have invested strategically and steadily to build our technology capabilities in-house, with the goal of improving user experience and operational efficiency for both of our on-demand retail and on-demand delivery platforms, as well as empowering the retailers on our platform.

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

Omni-channel online retail solution

Our omni-channel online retail solution serves as an operating system for a retailer’s online business. It allows a retailer to efficiently manage its online SKUs, inventories, and promotions, as well as process online orders across multiple channels, through a unified set of tools and interfaces.

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

Customization of shopping experience

We utilize insights on consumers’ purchasing and browsing behaviors on our platform to train a machine learning model to predict how likely a consumer will purchase a certain item. The content and experience of our JDDJ consumer app is highly personalized according to this model. For example, it displays items and product categories in different orders, provides different product recommendations, and shows different search results for different consumers, in order to improve consumer experience and purchase rate.

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

Automated order pricing

The crowdsourced riders on our platform have the option to choose which orders to deliver based on their delivery fee and other factors. Using deep learning technologies, we train a sophisticated AI model from a vast amount of historical data to predict in real-time the probability that an order is chosen by riders nearby at a certain price point, considering factors such as parcel distance and weight, and the current rider supply in the area. Based on the predicted probability, our algorithm sets the delivery fee of the order high enough to guarantee it will be chosen by riders quickly, but not excessively high to maximize operating profit.

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

Our Technology Infrastructure and Team

We build a scalable technology infrastructure relying primarily on proprietary software and systems to support our growing business and customer base. We host our services on servers and network infrastructure rented from third-party cloud computing vendors such as UCloud and JD Cloud, which allows us to scale up our services to meet peak demands especially during promotional seasons in a cost-effective way.

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

We have a dedicated in-house research and development team. As of December 31, 2023, this team had 615 members consisting of engineers, product managers, designers, and data analysts. They are engaged in building our technology platform and developing new online and mobile solutions and tools.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, technological know-how, proprietary technologies, and similar intellectual properties as critical to our success. As of December 31, 2023, we mainly owned and used 126 computer software copyrights, 12 other copyrights and 12 patents in China for various aspects of our operations and mainly maintained over 1,673 trademark registrations in China. As of December 31, 2023, we had mainly registered or acquired 49 domain names, including imdada.cn and jddj.com, among others.

Data Privacy and Security

We have collected a vast amount of data that are related to our on-demand retail and on-demand delivery business, all with consent from owners of such information. We are committed to protecting the privacy and security of such data. We have established and implemented a strict platform-wide policy on data collection, processing and usage.

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

We have set up a user experience management department and a customer service management department. The user experience management department is responsible for continually (i) tracking and monitoring user experience, (ii) optimizing service processes, customer service systems and interactive tools, and (iii) establishing efficient user satisfaction and feedback monitoring mechanisms. The customer service management department is in charge of providing timely answers and solutions to customers’ questions and feedbacks via telephone, Weixin or email, and enhancing customer service quality through systematic training and quality management.

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

Branding and Marketing

We are committed to building well-trusted brands representing efficiency, timeliness and convenience. We employ a variety of methods to promote our brands and attract potential consumers, merchants and other platform participants.

The uniforms, packaging kits and accessories of our riders bearing our logo creates a significant visual presence. Our riders that wear uniforms showing JDDJ or Dada Now logos function as our brand ambassadors. They also carry our branded bags or boxes that help raise brand awareness.

In addition to the general promotion of our brands, we attract new consumers by offering vouchers both to them and to existing consumers who have recommended our platforms to them. In addition, we conduct media advertising to attract new consumers as well.

We utilize our existing retailer network for our marketing efforts, which we believe is a highly cost-efficient marketing strategy. For example, we provide retailers with our posters, stickers, booklets, coupons, or other in-store promotion materials to advertise our platform, and offer incentives to working staff in the retail stores for successful acquisition of new users to our platforms.

Competition

Although we are not aware of any peer companies in the industry that operate under a business model that directly resembles ours, our two platforms face competition in their respective markets. There are multiple existing market players that operate on-demand retail and/or on-demand delivery business, such as Ele.me, Meituan, and SF Intracity, and there may be new entrants emerging, in each of the markets we operate in, and these market players compete to attract, engage and retain consumers and merchants.

Our on-demand retail platform has a reputation of delivering top-notch services, and we have developed a network of strategic partnerships with almost all the leading supermarket chains in China. Our strong technological infrastructure and our logistics capacity powers and continually improves the delivery efficiency of our on-demand delivery platform. Entry barriers in the local on-demand retail market mainly include brand recognition and reputation, product quality and selections, top retailer resources, fulfillment infrastructure and technology capabilities. Entry barriers in the local on-demand delivery market mainly include brand recognition and reputation, delivery capacity, efficiency and performance and technology capabilities. Given our competitive advantages, we believe that we are positioned favorably against our competitors.

As we introduce new services similar to ones in the current market, or as other companies introduce new products or services, we may become subject to additional competition. Moreover, new competitive business models may appear, for example based on new forms of social media or social commerce. Further, certain large retailers may build or further develop their own on-demand delivery networks. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face intense competition and could lose market share, which could adversely affect our results of operations.”

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We require “rider comprehensive insurance,” covering personal accident, third-party personal injury and property damage, to be purchased for each active rider every day before the rider responds to the first waiting order available to him or her. The insurance premium is paid by the riders.

We provide social security insurance including pension insurance, maternity insurance, unemployment insurance, work-related injury insurance and medical insurance to our employees. We also provide supplemental commercial medical insurance for our employees.

Regulation

Regulations Relating to Foreign Investment

Investment activities in the Chinese mainland by foreign investors and foreign-owned enterprises were principally governed by the Special Administrative Measures for Access of Foreign Investments (2021 Edition) promulgated on December 27, 2021 and effective on January 1, 2022 and the Catalog of Encouraged Industries for Foreign Investment (2022 Edition) promulgated on October 26, 2022 and effective on January 1, 2023. According to the current regulations, any industry not listed in the 2021 edition of the negative list is a permitted industry and is generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the 2021 edition of the negative list, the foreign investment in value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

In order to coincide the implementation of the PRC Foreign Investment Law and the Implementing Regulations of the PRC Foreign Investment Law, the Ministry of Commerce and the SAMR promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019 and effective on January 1, 2020, which stipulates that foreign investors or foreign-invested enterprises shall submit investment information by submitting initial reports, change reports, cancellation reports, annual reports etc., through enterprise registration system and national enterprise credit information publicity system. Announcement of the Ministry of Commerce 2019 No. 62—Announcement on Matters Concerning Foreign Investment Information Reporting promulgated by the Ministry of Commerce on December 31, 2019 and the Circular of the State Administration for Market Regulation on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the PRC Foreign Investment Law promulgated by the SAMR on December 28, 2019 further refine the related rules.

Foreign investment law

Limited liability companies and joint stock companies established and operated in the Chinese mainland are subject to the PRC Company Law, which was promulgated by the Standing Committee of National People’s Congress and was last amended on December 29, 2023. The latest amended PRC Company Law will come into effect on July 1, 2024. The main amendments in the PRC Company Law include improving the establishment and exit procedures for companies, optimizing organizational structure of companies, detailing the exercise of shareholder rights, enhancing the capital systems and strengthening the responsibilities of controlling shareholders and management personnel, among other things. Foreign-invested companies must comply with the PRC Company Law, unless otherwise stipulated by foreign investment laws.

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the PRC Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this law. The PRC Foreign Investment Law mainly stipulates four forms of foreign investments: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within the Chinese mainland; (ii) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within the Chinese mainland; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within the Chinese mainland; and (iv) foreign investors invest in China through any other methods under laws, administrative regulations, or provisions prescribed by the PRC State Council. It does not mention the concept and regulatory regime of VIE structures and uncertainties still exist in relation to its interpretation and implementation.

On December 26, 2019, the State Council promulgated the Implementing Regulations of the PRC Foreign Investment Law, which became effective on January 1, 2020. These implementing regulations strictly implement the legislative principles and purpose of the PRC Foreign Investment Law and emphasize promoting and protecting the foreign investment and refines the specific measures. On the same day, the Supreme People’s Court issued an Interpretation on the Application of the PRC Foreign Investment law, which also came into effect on January 1, 2020. This interpretation shall apply to any contractual dispute arising from the acquisition of the rights and interests by a foreign investor by way of gift, division of property, merger of enterprises, division of enterprises, etc.

Regulations Relating to Value-added Telecommunications Services

Foreign investment in value-added telecommunications

Foreign direct investment in telecommunications companies in the Chinese mainland is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, which was issued by the State Council on December 11, 2001 and most recently amended on March 29, 2022, effective from May 1, 2022. These provisions stipulate that a foreign-invested telecommunications enterprise in the Chinese mainland must be established as a sino-foreign equity joint venture for operations in the Chinese mainland. Under these provisions and agreements related to World Trade Organization, the foreign party investing in a foreign-invested telecommunications enterprise engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of this foreign-invested telecommunications enterprise. The foreign-invested telecommunications enterprise must obtain approvals from the MIIT and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of the foreign-invested telecommunications enterprise based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalogue of Telecommunications Services.

On July 13, 2006, the PRC Ministry of Information Industry (which is the predecessor of the MIIT) promulgated the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, which reiterates certain requirements of the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises and strengthens the administration. Under this notice, if a foreign investor intends to invest in value-added telecommunications business in the Chinese mainland, the foreign investor must establish a foreign-invested telecommunications enterprise and apply for the License for Value-added Telecommunications Services. In addition, a domestic company that holds a license for the provision of value-added telecommunications services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in the Chinese mainland. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. The notice also requires that each value-added telecommunications services license holder have appropriate facilities for its approved business operations and maintain such facilities in the business regions covered by its license. The value-added telecommunications services license holder shall perfect the measures for safeguarding the network and information, establish the administrative policies on information safety, set up the procedures for handling network emergencies and information safety and implement the liabilities system for information safety.

Telecommunications regulations

The PRC Telecommunications Regulations promulgated on September 25, 2000 and most recently amended on February 6, 2016, are the primary PRC regulations governing telecommunications services, which set out the general framework for the provision of telecommunications services by PRC companies. These regulations require that telecommunications service providers shall obtain licenses prior to commencing operations. The regulations draw a distinction between basic telecommunications services and value-added telecommunications services. The Catalogue of Telecommunications Services promulgated by the PRC Ministry of Information Industry on February 21, 2003, issued as an attachment to these Regulations and most recently amended by the MIIT on June 6, 2019, identifies internet information services and online data processing and transaction processing as value-added telecommunications services.

On July 3, 2017, the MIIT issued the revised Administrative Measures for the Licensing of Telecommunications Business, effective on September 1, 2017, to supplement the PRC Telecommunications Regulations. The measures require that an operator of value-added telecommunications services obtain a License for Value-added Telecommunications Services from the MIIT or its provincial level counterparts. The term of a License for Value-added Telecommunications Services is five years and license holder is subject to annual inspection.

Internet information services

On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, as amended on January 8, 2011. Under these measures, the internet information service is categorized into commercial internet information services and non-commercial internet services. The operators of non-commercial internet information services must file with the governmental authorities and operators of commercial internet information services in the Chinese mainland must obtain an ICP License from the governmental authorities. The provision of particular information services, such as news, publishing, education, healthcare, medicine and medical device must also comply with the laws and regulations and obtain the approval from competent governmental authorities.

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

The MIIT released the Circular on Regulating the Use of Domain Names in Internet Information Services on November 27, 2017, effective on January 1, 2018, which provides that the domain names used by the internet information service provider in providing internet information services shall be registered and owned by such internet information service provider, and if the internet information service provider is a legal entity, the domain name registrant shall be the legal entity (or any of its shareholders), or its principal or senior manager.

Mobile internet applications information services

On June 28, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services, which was amended on June 14, 2022 and became effective on August 1, 2022. Under these provisions, mobile application providers are prohibited from engaging in any activity that is prohibited by laws and regulations and may endanger national security, disturb the social order, or infringe the legal rights of third parties through mobile applications. The provisions also require application providers to obtain the qualifications as required by laws and regulations for providing the internet information services through such applications and require application distribution platforms to register with local branches of the CAC within 30 days after its online operation.

Furthermore, on December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which took effect on July 1, 2017. The interim measures require, among others, that internet information service providers should ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device.

Regulations Relating to Online Operation of Drugs and Medical Devices

Internet drug information service

The Administrative Measures for Internet Drug Information Service was promulgated by the State Food and Drug Administration, or the SFDA (which is the predecessor of the China Food and Drug Administration, or the CFDA) on July 8, 2004 and amended by the CFDA (which is the predecessor of the National Medical Products Administration) on November 17, 2017, pursuant to which the internet drug information service means service activities of providing online users with drug (including medical device) information via internet and is divided into commercial internet drug information services and non-commercial internet drug information services. The website operator that provides drugs (including medical devices) information services must obtain an Internet Drug Information Service Qualification Certificate from the competent counterpart of the CFDA. The valid term for an Internet Drug Information Service Qualification Certificate is five years and may be renewed at least six months prior to its expiration date upon a re-examination by the governmental authorities.

Furthermore, as requested by the administrative measures, the information relating to drugs shall be accurate and scientific in nature, and its provision shall comply with the laws and regulations. No product information of narcotic drugs, psychotropic drugs, medicinal toxic drugs, radiopharmaceutical, detoxification drugs and pharmaceutics made by medical institutes shall be published on the website. In addition, advertisements relating to drugs (including medical devices) shall be approved by the CFDA or its competent counterparts.

Internet drug transaction services

The previous provisions on internet drug transaction services require enterprises engaging in providing drug transaction services over the internet must obtain approval from the CFDA. However, according to the Decision of the State Council on Canceling the Third Batch of Administrative Licensing Items Designated by the Central Government for Implementation by Local Government released on January 12, 2017, except for third-party platforms, all examination and approval of internet drug transaction service enterprises implemented by counterparts of the CFDA at the provincial level are canceled. Furthermore, according to the Decision of the State Council on Canceling a Batch of Administrative Licensing Items released on September 22, 2017, the enterprises engaging in internet drug transaction service as a third-party platform shall no longer be subject to the examination and approval of the CFDA before carrying out such business. On November 1, 2017, the General Office of the CFDA promulgated a Notice on Strengthening the Regulation of Transactions of Drugs and Medical Devices via the Internet, which specifies that the approval to conduct internet drug transaction service as the third-party platform is canceled, but enterprises carrying out internet drug (including medical) transaction services shall establish a comprehensive supervision system in general. The notice also requires local counterparts of the CFDA to implement day-to-day supervision and examination with respect to entry control, products inspection, transaction data storage and legal liabilities, among other things.

Online sales of drugs and medical device

The PRC Drug Administration Law promulgated by the Standing Committee of the National People’s Congress and most recently amended on August 26, 2019, regulates all entities or individuals engaging in research, manufacture, operation, use, supervision and management of drugs within the Chinese mainland. According to the PRC Drug Administration Law, none of the drugs subject to the State’s special control may be distributed online, such as vaccines, blood products, narcotic drugs, psychotropic drugs, toxic drugs for medical use, radioactive drugs and pharmaceutical precursor chemicals. Meanwhile, according to the PRC Drug Administration Law, third-party platform operator shall make record-filing with the competent medical products administration at provincial level. In particular, third-party platform operator shall, in accordance with the law, verify the qualifications of drug marketing license holders and drug distributors that apply for business operation on the platform to ensure the compliance thereof with the statutory requirements and manage drug distribution activities carried out on the platform.

On December 20, 2017, the CFDA promulgated the Measures for the Administration and Supervision of Online Sales of Medical Devices, which became effective on March 1, 2018. According to the measures, enterprises engaged in online sales of medical devices must be medical device manufacturer and operation enterprises that have obtained a medical devices production license or operation license or have filed for record, unless such licenses or record-filing is not required by laws and regulations, and the third-party platform providing online medical devices transaction services shall obtain an Internet Drug Information Service Qualification Certificate. Enterprises engaged in online sales of medical devices and operators of third-party platforms providing online trading service for medical devices shall take technical measures to ensure that the data and materials of online sales of medical devices are authentic, complete and traceable. For example, the records of sales information of medical devices shall be kept for two years after the lifetime of the medical devices, and for no less than five years in case of no lifetime limit, or be kept permanently in case of implanted medical devices.

Regulations Relating to Online Trading and E-commerce

On March 15, 2021, the SAMR promulgated the Supervision and Administrative Measures for Online Trading, which became effective on May 1, 2021. Furthermore, the Ministry of Commerce promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) on December 24, 2014, which became effective on April 1, 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, third-party platform operators are obligated to make their transaction rules publicly available and file them with the Ministry of Commerce or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location of the merchant’s webpage the information stated in the merchant’s business license or a link to its business license. Where third-party platform operators also conduct proprietary operation of products or services on the platform, these third-party platform operators must make a clear distinction between their online direct sales and sales of products by third-party merchants on their third-party platforms to avoid misleading the consumers.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the PRC E-commerce Law, which became effective on January 1, 2019. The promulgation of the PRC E-commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the operators of e-commerce platforms and the possible legal consequences if operators of e-commerce platforms are found to be in violation of legal obligations. For example, pursuant to the PRC E-commerce Law, an operator of an e-commerce platform shall give appropriate reminders to and facilitate the business operators on its platform who have not completed the formalities for the registration of market entities to complete such formalities. Also, an operator of an e-commerce platform is legally obligated to verify and register the information of the business operators on its platform, prepare emergency plans in response to possible cyber security incidents, keep the transaction information for no less than three years from the date on which the transaction has been completed, establish rules on the protection of intellectual property rights and conform to the principle of openness, fairness and justice. Violation of the provisions of the PRC E-commerce Law may result in being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities.

Regulations Relating to Food Business

The PRC Food Safety Law, which took effective from June 1, 2009 and most recently amended by the Standing Committee of the National People’s Congress on April 29, 2021, and the Implementation Regulations of the PRC Food Safety Law, which took effect from July 20, 2009 and were most recently amended by the State Council on March 26, 2019, regulate food safety and set up a system of the supervision and administration of food safety and stipulate food safety standards. The State Council implements a licensing system for food production and transaction. To engage in food production, sale or catering services, the business operator shall obtain a license in accordance with the laws. Furthermore, the State Council implements strict supervision and administration for special categories of foods such as healthcare foods, formula foods for special medical purposes. Pursuant to these laws and regulations, third-party platform providers of online transactions of food shall conduct real name registration for participating food business operators, and specify their food safety management responsibilities, and where a permit is required, the permit shall be examined. Upon discovery of any violation by participating food business operators, third-party platform providers for online food transactions shall promptly suspend the business of the offender and forthwith report to the food safety supervision and administration department. Upon discovery of a serious illegal act, the third-party platform provider shall forthwith stop providing online trading platform service.

The Administrative Measures for Food Operation Licensing, promulgated by the CFDA on August 31, 2015 and amended on November 17, 2017, regulate the food business licensing activities, strengthen the supervision and management of food business and ensure food safety. Food business operators shall obtain one Food Business License for one business venue where they engage in food business activities. The term of a food business license is five years.

In addition, on July 13, 2016, the SFDA promulgated the Measures of Investigation of Illegal Conducts Concerning the Safety of Food Sold Online, which was amended by the SAMR on April 2, 2021, and pursuant to which a third-party platform operator for online food trading in the Chinese mainland shall file a record with the market regulation administration at the provincial level and obtain a filing number.

Regulations Relating to Product Quality and Consumers Protection

According to the PRC Product Quality Law, which took effect on September 1, 1993 and was most recently amended by the Standing Committee of the National People’s Congress on December 29, 2018, provides that products for sale must satisfy the safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold and even revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

According to the PRC Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was most recently amended by the Standing Committee of the National People’s Congress on October 25, 2013, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or receive on the internet trading platforms may claim damages to sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages to the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

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

Regulations Relating to Pricing

In the Chinese mainland, the prices of a small number of products and services are guided or fixed by the government. According to the PRC Pricing Law promulgated by the Standing Committee of the National People’s Congress on December 29, 1997 and effective on May 1, 1998, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the PRC Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, compensation, confiscating illegal gains and fines. The business operators may be ordered to suspend business for rectification or have their business licenses revoked under severe circumstances.

Regulations Relating to Leasing

Pursuant to the PRC Law on Administration of Urban Real Estate promulgated by the Standing Committee of the National People’s Congress on July 5, 1994 and recently amended on August 26, 2019 and effective on January 1, 2020, the lessor and lessee are required to enter into a written lease contract when leasing premises, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

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

Regulations Relating to Road Transportation

Pursuant to the Regulations on Road Transportation promulgated by the State Council on April 30, 2004 and most recently amended on July 20, 2023, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transportation on June 16, 2005 and most recently amended on November 10, 2023, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of dangerous cargos. Under the Provisions on Administration of Road Freight Transportation and Stations (Sites), anyone engaging in the business of operating road freight transportation must obtain a Road Transportation Operation License from the local county-level road transportation administrative bureau, and each vehicle used for road freight transportation must have a road transportation certificate from the same authority. The incorporation of a subsidiary of a road freight transportation operator that intends to engage in road transportation business is subject to the same approval procedure. If a road freight transportation operator intends to establish a branch, it should file with the local road transportation administrative bureau where the branch is to be established.

Regulations Relating to Advertising

In 1994, the Standing Committee of the National People’s Congress promulgated the PRC Advertising Law, which was recently amended on April 29, 2021 and became effective on the same date. The PRC Advertising Law regulates commercial advertising activities in the Chinese mainland and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorsers, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

The Measures for the Administration of Internet Advertising regulating the internet-based advertising activities were adopted by the SAMR on February 25, 2023 and became effective on May 1, 2023. According to these measures, internet advertisers are responsible for the authenticity of the advertisements content. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission.

The Interim Measures for the Examination and Administration of Advertisements for Medicines, Medical Devices, Health Food and Formula Food for Special Medical Purposes were promulgated by the SAMR on December 24, 2019 and became effective on March 1, 2020. According to these interim measures, for medical devices advertisement to be released and published, a manufacturer of medical devices shall obtain an approval from the SAMR or the National Medical Products Administration at provincial level.

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

On December 13, 2005, the Ministry of Public Security issued the Regulations on Technological Measures for Internet Security Protection, which took effect on March 1, 2006. The measures require internet service providers to take proper measures including anti-virus, data back-up and other related measures, and to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, discover and detect illegal information, stop transmission of such information, and keep relevant records. Internet services providers are prohibited from unauthorized disclosure of users’ information to any third parties unless such disclosure is required by the laws and regulations. They are further required to establish management systems and take technological measures to safeguard the freedom and secrecy of the users’ correspondences.

On December 27, 2015, the Standing Committee of the National People’s Congress promulgated the PRC Anti-terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the PRC Anti-terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the PRC Anti-terrorism Law may result in severe penalties, including substantial fines.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. In accordance with the PRC Cybersecurity Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On April 13, 2020, the CAC, NDRC and the other ten governmental authorities jointly promulgated Measures for Cybersecurity Review, which became effective on June 1, 2020 and was recently amended on December 28, 2021, to provide for more detailed rules regarding cybersecurity review requirements.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations and maintaining national sovereignty, security and development interests, the Standing Committee of the National People’s Congress published the PRC Data Security Law on June 10, 2021, which took effect on September 1, 2021. The PRC Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the PRC Data Security Law also provides that any organization or individual within the territory of China shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, which, among others, provides for improving the laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

Pursuant to the current Measures for Cybersecurity Review, the scope of review under the current measures extends to critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities, which affect or may affect national security. According to Article 7 of the Measures for Cybersecurity Review, a network platform operator that has the personal information of more than one million users shall apply to the Cybersecurity Review Office for cybersecurity reviews when it seeks to list overseas. Besides, the Measures for Cybersecurity Review also provide that if the authorities consider that certain network products and services, data processing activities and listings in foreign countries affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Measures for Cybersecurity Review also elaborate the factors to be considered when assessing the national security risks of the activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing.

On November 14, 2021, the CAC released the Network Data Security Management Regulations (Draft for Comments) and would accept public comments until December 13, 2021. The draft regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the draft regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The draft regulations remain unclear on whether the applicable requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the draft regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the draft regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the draft regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On July 30, 2021, the State Council issued the Regulations on Security Protection of Critical Information Infrastructure. Pursuant to these regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, the administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products. The provisions state that no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer. According to these measures, in addition to the internal risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure, or a data processor which has processed more than one million users’ personal information; (iii) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1st of the last year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC.

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Transfer, or the Data Transfer Regulations, which took effect on the same day, According to these provisions, any data processor which exports personal information shall apply for a security assessment before transferring any personal information abroad, including any of the following circumstances: (i) personal information and important data will be provided overseas by any operator of critical information infrastructure; (ii) important data will be provided overseas by any data processor other than an operator of critical information infrastructure, or personal information of more than one million individuals in aggregate (excluding sensitive personal information) or sensitive personal information of more than ten thousand individuals in aggregate has been provided overseas since January 1 of the current year. If personal information of more than one hundred thousand individuals but less than one million individuals in aggregate (excluding sensitive personal information) or sensitive personal information of less than ten thousands individuals in aggregate has been provided overseas by any data processor other than an operator of critical information infrastructure since January 1 of the current year, standard contracts for personal information transfer shall be entered into with the overseas receivers or the certification of personal information protection shall be passed in accordance with the law.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in the Chinese mainland with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

Furthermore, the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress on December 28, 2012 states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to the government authorities.

On October 21, 2019, the PRC Supreme People’s Court and the PRC Supreme People’s Procuratorate jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the crimes.

Regulations Relating to Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. The PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Decision on Strengthening Network Information Protection provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Measures for the Administration of Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by MIIT on July 16, 2013 and became effective on September 1, 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the PRC Cybersecurity Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the collected personal information.

The telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate the provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress on August 29, 2015 and become effective on November 1, 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP operator that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the PRC Supreme People’s Court and the PRC Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective on June 1, 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the PRC Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which became effective on May 1, 2021. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information. On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment),. The interim administrative provisions sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

Regulations Relating to Payment Services

According to Measures for the Administration of Payment Services of Non-financial Institutions which were promulgated by the People’s Bank of China on June 14, 2010, took effect on September 1, 2010, and amended by the People’s Bank of China on March 5, 2020 and took effect on April 29, 2020, and Detailed Implementing Rules for the Measures for the Administration of Payment Services of Non-financial Institution which were promulgated by the People’s Bank of China on December 1, 2010 and were most recently amended on July 20, 2021, the payment services provided by non-financial institutions refer to some or all of the following monetary capital transfer services provided by the non-financial institutions as intermediary agencies between payers and payees: (i) payment through the internet; (ii) issuance and acceptance of prepaid cards; (iii) bankcard acquiring; and (iv) other payment services as determined by the People’s Bank of China. Non-financial institutions which provide payment services shall obtain a “Payment Business License” and become a “payment institution.” Payment Business License is valid for five years from the date of issuance. Payment institutions shall carry out business activities in compliance with the scope of business approved by the Payment Business License, and shall not outsource any businesses, transfer, lease, or lend its Payment Business License. Any non-financial institutions and individuals shall not directly or indirectly engage in the payment business without the approval of the People’s Bank of China. For any non-financial institution or individual that engages in payment service without the approval of the People’s Bank of China whether explicitly or otherwise, the People’s Bank of China and the branches thereof shall order the non-financial institution or individual to terminate payment business; where a crime is suspected, the non-financial institution or individual shall be transferred to the public security organ in accordance with law for investigation; where a crime is constituted, the non-financial institution or individual shall be subject to criminal responsibilities.

On November 13, 2017, the People’s Bank of China published the Notice on Further Strengthening the Remediation of Unlicensed Business Payment Services on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security.

Regulations Relating to Unfair Competition

According to the PRC Anti-unfair Competition Law, promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and most recently amended on April 23, 2019, effective on April 23, 2019, operators shall not undermine their competitors by engaging in improper activities, including taking advantage of powers or influence to affect a transaction, market confusion, commercial bribery, misleading false publicity, infringement on trade secrets, price dumping, illegitimate premium sale and commercial libel. Any operators who violate the PRC Anti-unfair Competition Law by engaging in the foregoing unfair competitive activities shall be ordered to cease such illegal activities, eliminate the influence of such activities or compensate for the damages caused to any party. The competent supervision and inspection authorities may also confiscate the illegal gains or impose fines on such operators.

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

Copyright

The PRC Copyright Law promulgated by the Standing Committee of the National People’s Congress on September 7, 1990 and most recently amended on November 11, 2020, effective on June 1, 2021, extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

The Regulations on the Protection of the Right to Network Dissemination of Information effective on July 1, 2006 and amended on January 30, 2013, further provided that an internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

In order to further implement the Regulations on Computer Software Protection promulgated by the State Council on December 20, 2001 and most recently amended on January 30, 2013, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the PRC Trademark Law promulgated by the Standing Committee of the National People’s Congress on August 23, 1982 and last amended on April 23, 2019, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in the Chinese mainland. The SAIC under the State Council has established a Trademark Review and Adjudication Board to resolve trademark disputes. Registered trademarks are valid for ten years from the date when the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the PRC Trademark Law, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the PRC Patent Law promulgated by the Standing Committee of the National People’s Congress in 1984 and last amended on October 17, 2020, effective on June 1, 2021, and the Implementation Rules of the PRC Patent Law promulgated by the State Council on June 15, 2001 and last amended on December 11, 2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The PRC Patent Law and the Implementation Rules of the PRC Patent Law provide for three types of patents, namely “inventions,” “utility models” and “designs.” Invention patents are valid for twenty years, while utility model patents are valid for ten years and design patents are valid for fifteen years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain names

On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, which became effective on November 1, 2017.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the PRC Administrative Regulations on Foreign Exchange, which were promulgated by the State Council on January 29, 1996, became effective on April 1, 1996 and was most recently amended on August 5, 2008, and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the People’s Bank of China on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of the Chinese mainland to pay capital account items such as the repayment of foreign currency denominated loans, direct investment overseas and investments in securities or derivative products outside of the Chinese mainland. Foreign-invested enterprises are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the Chinese mainland.

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015 and was amended on December 30, 2019. According to the SAFE Circular 19, the foreign currency capital contribution to a foreign-invested enterprise in its capital account may be converted into Renminbi on a discretional basis.

On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or the SAFE Circular 16. The SAFE Circular 16 unifies the Discretional Foreign Exchange Settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement means that the foreign exchange capital in the capital account which has been confirmed by the policies to be subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of the SAFE Circular 19 or the SAFE Circular 16 could result in administrative penalties in accordance with the PRC Administrative Regulations on Foreign Exchange and relevant provisions.

Furthermore, the SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by foreign-invested enterprises shall follow the principles of authenticity and for the enterprises’ own use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the foreign-invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by the laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by the laws and regulations; (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for the constructor or purchaser’s own use (except for the real estate enterprises).

On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment. This circular stipulates that non-investment foreign-invested enterprises may use capital to carry out domestic equity investment in accordance with the law under the premise of not violating the Negative list and the projects invested are true and in compliance with laws and regulations.

On April 10, 2020, SAFE issued the Notice of the State Administration of Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business. This notice provides that under the condition that the use of funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Regulations Relating to Dividend Distributions

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include the PRC Company Law. Under these regulations, wholly foreign-owned enterprises in the Chinese mainland may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations Relating to Foreign Debts

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the PRC Administrative Regulations on Foreign Exchange, the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the Ministry of Finance, effective on March 1, 2003 and further amended by the NDRC on July 26, 2022 and the Administrative Measures for Registration of Foreign Debts promulgated by SAFE on April 28, 2013 and amended by the Notice of the State Administration of Foreign Exchange on Abolishing and Amending the Normative Documents Related to the Reform of the Registered Capital Registration System on May 4, 2015. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by local banks. The Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment provides that a non-financial enterprise in the pilot areas may register the permitted amounts of foreign debts, which is as twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amounts and directly handle the procedures in banks without registration of each foreign debt. However, the non-financial enterprise shall report its international income and expenditure regularly.

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

According to the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents promulgated by SAFE on May 11, 2013 and most recently amended on December 30, 2019, the administration by SAFE or its local branches over direct investment by foreign investors in China shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions.

SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to this notice, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Stock Incentive Plans

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly listed company to register with SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the proceeds. The notice further requires an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject our participating directors, supervisors, senior management and other employees to fines and legal sanctions.

In addition, the State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with the tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with the laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulation Relating to Outbound Direct Investment

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments of Enterprises, which took effect on March 1, 2018. According to these administrative measures, non-sensitive overseas investment projects are required to make record filings with the local branch of the NDRC. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to such regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with a local branch of the Ministry of Commerce. According to the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, as amended, PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

Regulations Relating to Taxation

Income tax

According to the PRC Enterprise Income Tax Law which was promulgated on March 16, 2007, became effective from January 1, 2008 and was most recently amended on December 29, 2018, an enterprise established outside China with de facto management bodies within China is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the PRC Enterprise Income Tax Law defines a “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in China pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises issued by the Ministry of Science, the Ministry of Finance and the State Administration of Taxation are entitled to enjoy a preferential enterprise income tax rate of 15%. Under which the validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate. An enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

On February 3, 2015, the State Administration of Taxation issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by the State Administration of Taxation on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by the State Administration of Taxation on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in China, immovable property in China, equity investments in PRC resident enterprises), or PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the PRC tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the PRC tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in China, or during the one-year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 may not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, the State Administration of Taxation issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017. Certain provisions of the SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits, etc. of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the PRC Administration of Tax Collection Law promulgated by the Standing Committee of the National People’s Congress on September 4, 1992 and recently amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

Withholding tax on dividend distribution

The Enterprise Income Tax Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in China, or if established, the dividends or other China-sourced income are in fact not associated with such establishment or place of business in China. However, the Implementing Rules of the PRC Enterprise Income Tax Law reduced the rate from 20% to 10%, effective from January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if the PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. The Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties promulgated by the State Administration of Taxation on February 3, 2018 and effective on April 1, 2018, further clarified the analysis standard when determining one’s qualification for beneficial owner status.

Value-added tax

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-added Tax Rates, which became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with this circular. According to this circular, (i) for value-added tax, or VAT, taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%.

Since November 16, 2011, the Ministry of Finance and the State Administration of Taxation have implemented the Pilot Plan for Imposition of Value-added Tax to Replace Business Tax, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-added Tax to Replace Business Tax released by the Ministry of Finance and the State Administration of Taxation on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively promoting the Pilot Plan of the Conversion of Business Tax to Value-added Tax, as amended, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

On September 1, 2023, the Standing Committee of the National People’s Congress has publicly solicited opinions on the PRC Value-added Tax Law (Second Revised Draft), which stipulates VAT tax payers, the territory of taxation, tax rate, tax payable, tax incentives and taxation administration. Except as otherwise stipulated by the second revised draft of the PRC Value-added Tax Law, for general VAT taxpayers providing services and selling intangible assets, the value-added tax rate is 6%. The PRC Interim Regulations on Value-added Tax will be repealed on the same day the PRC Value-added Tax Law comes into effect.

Regulations Relating to Employment

The PRC Labor Contract Law and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The PRC Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationship is terminated.

Pursuant to the PRC Social Insurance Law, which was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010, effective on July 1, 2011 and last amended on December 29, 2018, the Interim Regulations on the Collection of Social Insurance Fees, issued by the State Council on January 22, 1999 and last amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Funds, issued by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises in the Chinese mainland are required to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

On June 29, 2018, the State Council promulgated the Interim Regulations on Human Resources Market, which became effect on October 1, 2018. According to such regulations, a commercial human resources service institution engaging in employment agency activities shall apply to the human resources and social security administrative authorities to obtain a human resources service permit. While commercial human resources service institutions engaging in labor dispatch business shall comply with the provisions on labor dispatch. On January 24, 2014, the Interim Provisions on Labor Dispatch was promulgated, to impose more stringent requirements on the use of employees of temp agencies, and requires an employer may employ dispatched workers in temporary, auxiliary or substitute job positions only.

On July 16, 2021, the Ministry of Human Resources and Social Security, the NDRC, the Ministry of Transport, together with several other governmental authorities jointly promulgated Guidance on Safeguarding the Rights and Interests of Labor Forces in New Forms of Employment, which require, among others, platform enterprises adopting labor outsourcing and other cooperative labor methods to undertake corresponding responsibilities in accordance with laws and regulations when workers’ rights and interests are damaged, call for organizing and launching pilot programs for occupational injury protection of flexible employment personnel, focusing on platform enterprises in industries such as mobility, takeout, on-demand delivery and intra-city freight, and encourage platform enterprises to improve the protection for flexible employment personnel on the platform by purchasing personal accident, employer liability and other commercial insurances.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 and were amended on June 22, 2009. The rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC.

These rules and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and which became effective on March 4, 2011, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce on August 25, 2011 and which became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

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

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines. The trial measures and interpretive guidelines took effect on March 31, 2023, when the CSRC started to accept filing applications. Pursuant to these new rules, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market, which include (i) any company in the Chinese mainland limited by shares, and (ii) any offshore company that conducts its business operations primarily in the Chinese mainland and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets, income or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The trial measures and interpretive guidelines, among others, further stipulate that when determining whether an offering and listing shall be deemed as an “indirect overseas offering and listing by a Chinese company,” the principle of “substance over form” shall be followed. If the issuer meets both of the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) any of the revenue, profits, total assets or net assets of the domestic companies in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the key link of its business operations are conducted in the Chinese mainland or its principal place of business is located in the Chinese mainland, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the Chinese mainland. Failure to complete such filing may subject a domestic enterprise in the Chinese mainland to an order of rectification, a warning or a fine between RMB1 million and RMB10 million. However, as of the date of this annual report, uncertainties exist regarding the interpretation and implementation thereof.

In addition, pursuant to the trial measures and interpretive guidelines, the overseas offering and listing by a PRC company is prohibited under any of the following circumstances, if (i) it is explicitly prohibited by PRC laws; (ii) it may constitute a threat to or endanger national security as determined by competent PRC authorities; (iii) the domestic enterprises and their controlling shareholders and actual controllers have committed certain criminal offenses in the past three years and there is still no explicit conclusion; (iv) the domestic enterprises are currently under investigations in connection with suspicion of having committed criminal offences or material violations of applicable laws and regulations; or (v) there is material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers.

C.	Organizational Structure

For the chart illustrating our company’s organizational structure, see the outset of “Item 3. Key Information.”

Contractual Arrangements with the Consolidated Affiliated Entity and Jingdong Bangneng

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Dada Glory is our PRC subsidiary and a foreign-invested enterprise under PRC laws.

To comply with PRC laws and regulations, we conduct certain of our business in the Chinese mainland through Shanghai Qusheng, the consolidated affiliated entity in the Chinese mainland, and its subsidiaries, based on a series of contractual arrangements by and among Dada Glory, the VIE and Jingdong Bangneng. We refer to Shanghai Qusheng as the VIE in this annual report.

Our contractual arrangements with the VIE and Jingdong Bangneng allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in Dada Glory and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat its and its subsidiaries as the consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of the VIE and its subsidiaries in the consolidated financial statements in accordance with U.S. GAAP.

The below contractual agreements were originally entered into in November 2014, and further amended on December 28, 2022 and November 16, 2023, respectively, primarily in connection with the changes of nominee shareholders of the VIE.

Agreements that provide us with effective control over the VIE

Power of Attorney. Pursuant to the power of attorney, dated November 16, 2023, Jingdong Bangneng executed a power of attorney to irrevocably authorize Dada Glory, or any person designated by Dada Glory, to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIE, including the right to (i) propose, convene and attend shareholders’ meetings, (ii) vote on any resolution on behalf of the shareholder that require the shareholder to vote under PRC law and the VIE’s articles of association, such as the sale, transfer, pledge and disposal of all or part of a shareholder’s equity interest in the VIE, and (iii) designate and appoint the VIE’s legal representative, director, supervisor, chief executive officer and other senior management members on behalf of the shareholder. The power of attorney will remain effective until Jingdong Bangneng ceases to be a shareholder of the VIE or otherwise instructed by Dada Glory.

Share Pledge Agreement. Pursuant to the share pledge agreement, dated November 16, 2023, Jingdong Bangneng agrees to pledge the security interest in its equity interests in the VIE, representing 50% equity interests in the VIE to Dada Glory, to guarantee performance by Jingdong Bangneng’s obligations under the power of attorney, the share pledge agreement and the exclusive option agreement to which Jingdong Bangneng is a party, as well as the performance by the VIE of its obligations under the exclusive business cooperation agreement, the share pledge agreement and the exclusive option agreement. In the event of a breach by the VIE or Jingdong Bangneng of contractual obligations under these contractual arrangements, Dada Glory, as pledgee, will have the right to take possession of and dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. Jingdong Bangneng also covenant that, without the prior written consent of Dada Glory, they shall not transfer or agree to other’s transfer of the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity interests. The equity interest pledge agreement will remain effective until the contractual obligations are fully fulfilled and terminated.

The powers of attorney and the share pledge agreements, dated December 8, 2022, executed by each of the then shareholders of the VIE were terminated on November 16, 2023.

Agreements that allow us to receive economic benefits from the VIE

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement, dated November 14, 2014, between Dada Glory and the VIE, Dada Glory has the exclusive right to provide the VIE with complete business support and technical and consulting services, including technical services, network support, business consultations, intellectual property licenses, equipment or leasing, marketing consultancy, system integration, product research and development, and system maintenance. Without Dada Glory’s prior written consent, the VIE may not accept any consultations and/or services regarding the matters contemplated by this Agreement provided by any third party during the term of the agreement. The VIE agrees to pay Dada Glory service fees at an amount equals to 100% of the net income generated by the VIE, which should be paid on a monthly basis. Dada Glory has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. To guarantee the VIE’s performance of its obligations thereunder, the shareholders of the VIE agree to pledge all of their equity interests in the VIE to Dada Glory pursuant to the share pledge agreements. The exclusive business cooperation agreement has an initial term of 10 years and shall be extended if confirmed in writing by Dada Glory prior to the expiration. The extended term shall be determined by Dada Glory, and the VIE shall accept such extended term unconditionally.

Agreements that provide us with the option to purchase the equity interests in the VIE

Exclusive Option Agreement. Pursuant to the exclusive option agreement, dated November 16, 2023, Jingdong Bangneng has irrevocably granted Dada Glory, or any person designated by Dada Glory, an exclusive option to purchase all or part of its equity interests in the VIE. Dada Glory may exercise such options at a price equal to the lowest price as permitted by applicable PRC laws at the time of transfer of equity. The VIE and Jingdong Bangneng covenant that, without Dada Glory’s prior written consent, they will not, among other things, (i) supplement, change or amend the VIE’s articles of association and bylaws, (ii) increase or decrease the VIE’s registered capital or change its structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in the VIE, other than those created under the equity interest pledge agreement, (iv) sell, transfer, mortgage, or dispose of their legal or beneficial interests in and any assets of the VIE and any legal or beneficial interests, (v) enter into any material contract by the VIE, except in the ordinary course of business, or (vi) merge or consolidate the VIE with any other entity. The exclusive option agreement has an initial term of ten years, and at the end of the initial term shall be renewed for a further term as specified by Dada Glory or terminated by Dada Glory in its sole discretion.

The exclusive option agreements, dated December 8, 2022, executed by each of the then shareholders of the VIE and the spousal consent letter executed by the spouse of the then individual shareholder of the VIE were terminated on November 16, 2023.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

●	the ownership structures of the VIE and Dada Glory, currently do not result in violation of applicable PRC laws and regulations currently in effect; and
●	the agreements under the contractual arrangements between Dada Glory, the VIE and Jingdong Bangneng governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are uncertainties regarding the interpretation and application of future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in the Chinese mainland do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of laws and regulations in the Chinese mainland could limit the legal protections available to you and us.”

D.	Property, Plant and Equipment

Our headquarters is located in Shanghai, China. As of December 31, 2023, we leased and occupied our office space with an aggregate floor area of approximately 6,500 square meters in Shanghai. As of December 31, 2023, in addition to leasing and occupying approximately 700 office workstations from JD.com, we also leased and occupied office space with an aggregate floor area of approximately 200 square meters in Beijing and space for offices and other purposes with an aggregate floor area of approximately 11,600 square meters in other cities in China. These leases vary in duration from within one year to four years.

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

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Our ability to engage consumers on JDDJ

Growth of order volume and average order size are key drivers of our revenue growth from JDDJ. Our average order size increased by approximately 9% in 2023 as compared to 2022. Our order volume growth in turn depends on the increase of our number of active consumers and their level of engagement.

The increase in the number of active consumers and average order size, and improvement of consumer engagement are mainly driven by our ability to attract, engage and retain consumers on our JDDJ platform. We attract consumers through our marketing and brand promotion activities and reach consumers offline leveraging our partnered retailers’ extensive store network. We engage consumers by offering a wide range of products from trusted retailers and brand owners, and establishing integrated online and offline membership programs. We retain consumers by continually improving consumer experience. For instance, we provide consumers with personalized content and interface that match their purchasing habits and geographic proximity to retailers.

Our ability to empower retailers and brand owners with evolving services

In addition to last-mile and intra-city delivery services and marketplace services, we endeavor to empower retailers and brand owners with evolving services and additional value-added services, which we expect to solidify our relationship with existing retailers and brand owners, allow us to attract new customers to our platform and generate additional income.

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

Our ability to enhance customer experience and increase delivery orders

Revenues derived from our local on-demand delivery platform directly relates to the number of orders that customers place on Dada Now platform, the increase of which is in turn driven by great customer experience. Our efforts to that end include expanding the capacity of our delivery network and always endeavoring to deliver reliable and flexible services. In 2022 and 2023, we delivered 1,908 million and 2,191 million orders, respectively, fulfilling the delivery demand for the participants on our platforms. In 2022 and 2023, our network delivered an average of 5.2 million and 6.0 million orders per day, respectively. As of December 31, 2023, our intra-city delivery service covered around 2,500 cities and counties in China, and our last-mile delivery service covered around 2,600 cities and counties in China.

Building our rider force is the key to expanding the capacity of our delivery network. Leveraging our expanding delivery network and improving delivery service, we are able to increase our delivery order volume. With the growing order volume on our platform, we are able to provide riders with increased order density and more income, which in turn attracts and retains riders.

We have been constantly improving our delivery services to enhance customer experience. In 2023, we achieved an average delivery time of within 30 minutes for all intra-city delivery orders. In certain scenarios where orders are more time-sensitive or require instant responsiveness, we designate a number of riders to a particular store of a merchant, and our system automatically assigns each order from this store to one of these stationed riders by algorithm. If needed, our crowdsourced riders can also supplement the delivery capacity of the stationed riders. Leveraging our scalable and flexible delivery network, we act as an important delivery force for our customers in peak seasons, such as JD.com’s anniversary sales promotional event on June 18 and China’s online shopping festival on November 11.

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

Strategic alliances and partnerships

We have established and intend to continue to establish strategic alliances and partnerships to grow our business. Since our acquisition of JDDJ in 2016, we have successfully integrated JDDJ and Dada Now and established a leading platform of local on-demand retail and delivery in China. Moreover, we have achieved significant synergies through collaboration with JD Group. We managed to achieve rapid growth after gaining traffic portals on the JD mobile app, JD.com and JD’s Weixin mini-program. Moreover, we also act as a local delivery partner for JD Logistics, and our Dada Now platform has recorded strong growth in order volume arising from cooperation with JD Logistics.

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

In 2021, 2022 and 2023, 13.9%, 20.3% and 24.5% of our net revenues were derived from services provided to JD Group, respectively. Walmart Group became a related party of ours in August 2018, and in 2021, 2022 and 2023, 20.2%, 21.6% and 20.6% of our net revenues were derived from services provided to Walmart Group, respectively.

Key Components of Results of Operations

Net revenues

We generate revenues by providing various services on our JDDJ and Dada Now platforms—including last-mile and intra-city delivery services, marketplace services that connect consumers and retailers, and advertising and marketing services to brand owners—and to a lesser extent from sales of delivery equipment to our riders. The following table sets forth the breakdown of our net revenues, in amounts and as percentages of net revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Net revenues:
Services	6,799,008	99.0	9,288,108	99.2	10,453,013	1,472,275	99.5
Sales of goods	67,254	1.0	79,487	0.8	53,237	7,499	0.5
Total	6,866,262	100.0	9,367,595	100.0	10,506,250	1,479,774	100.0

Our net revenues from major related parties amounted to RMB2,339.0 million, RMB3,928.1 million and RMB4,738.1 million (US$667.3 million) for 2021, 2022 and 2023, respectively.

We offer various customer incentive programs on our Dada Now platform to merchants and individual senders in the form of coupons or volume-based discounts in the provision of delivery services that are recorded as reduction of revenue. The customer incentives amounted to RMB125.0 million, RMB200.8 million and RMB293.1 million (US$41.3 million) for 2021, 2022 and 2023, respectively. The customer incentives as a percentage of our net revenues were 1.8%, 2.1% and 2.8% for 2021, 2022 and 2023, respectively. We expect we will continue to use customer incentives to grow our business. As the amounts of customer incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of near-term trend.

As we operate our business mainly through our two platforms, namely, JDDJ and Dada Now, we believe a breakdown of net revenues by these two business lines is also meaningful for understanding our results of operation.

Revenues from JDDJ mainly include revenues from (i) intra-city delivery services to JDDJ retailer customers, (ii) commission fees charged to retailers for using JDDJ platform, (iii) online advertising and marketing services to the customers, such as brand owners or their agents, on JDDJ platform, and (iv) packaging service to retailers on JDDJ.

Revenues from Dada Now mainly include revenues from (i) last-mile, intra-city and inter-city delivery services to logistics companies, various chain merchants, SME merchants and individuals through Dada Now, and (ii) sale of delivery equipment to riders.

Historically, we charged JD Logistics, the amount that was inclusive of our estimated cost of delivery, and separately paid riders. Since April 2021, we have adopted a new model, under which riders delivering JD Logistics’ orders are paid directly by the independent vendors who contract with riders and we only charge JD Logistics the amount for our platform services to manage the delivery process. Consequently, the absolute amount of revenue for last-mile delivery services decreased in 2021 as compared to 2020, though with little impact on profit.

The following table sets forth the breakdown of our net revenues by the two business lines both in amounts and as percentages of total net revenues for each of the periods presented.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Net revenues:
JDDJ
Services(1)	4,045,550	58.9	6,205,180	66.2	6,489,420	914,015	61.8
Sales of goods	—	—	4,845	0.1	2,334	329	0.0
Subtotal	4,045,550	58.9	6,210,025	66.3	6,491,754	914,344	61.8
Dada Now
Services	2,753,458	40.1	3,082,928	32.9	3,963,593	558,260	37.7
Sales of goods	67,254	1.0	74,642	0.8	50,903	7,170	0.5
Subtotal	2,820,712	41.1	3,157,570	33.7	4,014,496	565,430	38.2
Total	6,866,262	100.0	9,367,595	100.0	10,506,250	1,479,774	100.0
(1)	Includes net revenues from (i) commission fee, and online advertising and marketing services of RMB2,275,306, RMB3,831,218 and RMB3,810,368 for 2021, 2022 and 2023, respectively; and (ii) fulfillment services and others of RMB1,770,244, RMB2,373,962 and RMB2,679,052 for 2021, 2022 and 2023, respectively.

Costs and expenses

Our costs and expenses consist of operations and support costs, selling and marketing expenses, general and administrative expenses, research and development expenses, impairment loss of goodwill and other operating expenses. The following table sets forth the breakdown of our total costs and expenses, in amounts and as percentages of total net revenues for each of the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Costs and expenses:
Operations and support	5,139,102	74.8	5,743,010	61.3	6,530,343	919,780	62.2
Selling and marketing	3,427,909	49.9	4,747,926	50.7	4,474,087	630,162	42.6
General and administrative	400,397	5.8	408,771	4.4	252,802	35,606	2.4
Research and development	573,949	8.4	630,911	6.7	416,346	58,641	3.9
Impairment loss of goodwill	—	—	—	—	957,605	134,876	9.1
Other operating expenses	60,326	0.9	77,423	0.8	47,456	6,684	0.4
Total	9,601,683	139.8	11,608,041	123.9	12,678,639	1,785,749	120.6

Operations and support costs. Our operations and support costs primarily consist of (i) remuneration and incentives paid to riders and drivers for delivering orders, (ii) expenses charged by outsourced delivery agencies, (iii) transaction fees charged by payment channels, (iv) expenses incurred in providing customer and rider care services or the service fee charged by external customer service providers, (v) expenses incurred in providing online advertising and marketing services, and (vi) packaging cost as well as other operations and support costs directly attributed to our principal operations.

Remuneration and incentives paid to riders and drivers is the largest component within the operations and support costs. It amounted to RMB3,886.6 million in 2021, RMB4,082.4 million in 2022 and RMB4,816.4 million (US$678.4 million) in 2023, respectively.

We offer various incentive programs to riders, primarily in the form of volume-based incentives, to attract and retain riders. For 2021, 2022 and 2023, incentives to riders recorded as operations and support costs were RMB88.5 million, RMB79.2 million and RMB41.1 million (US$5.8 million), respectively. The total rider incentives as a percentage of our operations and support costs were 1.7%, 1.4% and 0.6% for 2021, 2022 and 2023, respectively. We expect to continue using rider incentives to attract and retain riders. As the amounts of rider incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of near-term trend.

Selling and marketing expenses. Our selling and marketing expenses primarily consist of online and offline promotion and coupon expenses for our platforms, advertising and marketing expenses, payroll and related expenses for employees involved in selling and marketing functions, amortization of intangible assets arising from share subscription transactions with JD.com, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others.

We offer incentives such as promotion coupons to consumers on JDDJ, and such incentive expenses are recorded as selling and marketing expenses because they serve to promote our JDDJ platform. Such incentive expenses amounted to RMB2,223.1 million, RMB2,782.6 million and RMB2,548.2 million (US$358.9 million) for 2021, 2022 and 2023, respectively. As the amounts of consumer incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of near-term trend.

Advertising and marketing expenses, primarily representing media advertising expenses and expenses for offline promotional activities, are another important component of our selling and marketing expenses. It amounted to RMB574.6 million, RMB944.5 million and RMB753.5 million (US$106.1 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

The amortization of intangible assets primarily represents amortization of the business cooperation agreements in connection with the share subscription transactions with JD.com in February 2022 and April 2023. It amounted to RMB293.1 million and RMB418.5 million (US$58.9 million) for the years ended December 31, 2022 and 2023.

General and administrative expenses. Our general and administrative expenses mainly consist of amortization of intangible assets purchased in the acquisition of JDDJ, payroll and related costs for employees engaging in general corporate functions, share-based compensation, professional fees and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment. The amortization of intangible assets primarily represents amortization of the business cooperation agreement and non-compete commitment arising from our acquisition of JDDJ in 2016. It amounted to RMB138.5 million, RMB141.6 million and RMB48.1 million (US$6.8 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

Research and development expenses. Our research and development expenses mainly consist of payroll and related costs for employees involved in researching and developing new products and technologies, expenses associated with the use by these functions of our own or leased facilities and equipment, such as depreciation and rental expenses.

Impairment loss of goodwill. Impairment loss of goodwill was RMB957.6 million for the year ended December 31, 2023 based on a quantitative impairment test of the fair value of our company, considering the duration and severity of the decline in our market capitalization. No impairment loss of goodwill was recorded in 2021 and 2022.

Other operating expenses. Our other operating expenses mainly consist of purchase price of merchandise sold on Dada Now or historically through unmanned retail shelves.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5%. Our operations in Hong Kong have incurred net accumulated operating losses for income tax purposes and no income tax provisions are recorded for the years ended December 31, 2021, 2022 and 2023. Under the current Hong Kong Inland Revenue Ordinance, our subsidiary domiciled in Hong Kong has been introduced to a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%.

Chinese Mainland

On March 16, 2007, the National People’s Congress introduced a new Enterprise Income Tax Law and most recently amended by the Standing Committee of the National People’s Congress on December 29, 2018, under which foreign invested enterprises and domestic companies would be subject to corporate income tax at a uniform rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the Enterprise Income Tax Law if they qualify as high and new technology enterprises, or HNTE. Under such regulation, Dada Glory and Shanghai JDDJ are qualified for HNTE status and are eligible for a reduced income tax rate of 15% for the years ended 2021, 2022 and 2023.

The Enterprise Income Tax Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in China be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of China should be considered a resident enterprise for PRC tax purposes. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the Enterprise Income Tax Law, we would be subject to enterprise income tax on our worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

The Enterprise Income Tax Law and its implementing rules also impose a withholding income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such a tax treaty with China. According to the arrangement between the Chinese mainland and Hong Kong on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). We did not record any dividend withholding tax, as it has no retained earnings for the years ended December 31, 2021, 2022 and 2023. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net revenues for the periods presented. Our business has grown rapidly in recent years. Year-to-year comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Net revenues(1)	6,866,262	100.0	9,367,595	100.0	10,506,250	1,479,774	100.0
Costs and expenses:
Operations and support	(5,139,102)	(74.9)	(5,743,010)	(61.3)	(6,530,343)	(919,780)	(62.2)
Selling and marketing	(3,427,909)	(49.9)	(4,747,926)	(50.7)	(4,474,087)	(630,162)	(42.6)
General and administrative	(400,397)	(5.8)	(408,771)	(4.4)	(252,802)	(35,606)	(2.4)
Research and development	(573,949)	(8.4)	(630,911)	(6.7)	(416,346)	(58,641)	(3.9)
Impairment loss of goodwill	—	—	—	—	(957,605)	(134,876)	(9.1)
Other operating expenses	(60,326)	(0.9)	(77,423)	(0.8)	(47,456)	(6,684)	(0.4)
Other operating income	156,714	2.3	120,921	1.3	63,859	8,994	0.6
Loss from operations	(2,578,707)	(37.6)	(2,119,525)	(22.6)	(2,108,530)	(296,981)	(20.0)
Other income/(expenses)
Interest expenses	(13,806)	(0.2)	(10,946)	(0.1)	(807)	(114)	0.0
Others, net	109,828	1.6	117,625	1.2	146,782	20,674	1.4
Total other income, net	96,022	1.4	106,679	1.1	145,975	20,560	1.4
Loss before income tax benefits	(2,482,685)	(36.2)	(2,012,846)	(21.5)	(1,962,555)	(276,421)	(18.6)
Income tax benefits	11,558	0.2	4,841	0.1	5,012	706	0.0
Net loss	(2,471,127)	(36.0)	(2,008,005)	(21.4)	(1,957,543)	(275,715)	(18.6)
Net loss per ordinary share:
Basic and diluted	(2.60)	—	(1.98)	—	(1.88)	(0.26)
Net loss per ADS(2):
Basic and diluted	(10.40)	—	(7.91)	—	(7.52)	(1.06)
Weighted average number of ordinary shares:
Basic and diluted	950,697,557		1,015,265,686		1,040,680,392	1,040,680,392

(1)Includes net revenues from major related parties of RMB2,339.0 million, RMB3,928.1 million and RMB4,738.1 million (US$667.3 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

(2)Each ADS represents four ordinary shares.

Year ended December 31, 2023 compared to year ended December 31, 2022

Net revenues

Our net revenues were RMB10,506.3 million (US$1,479.8 million) in 2023 as compared to RMB9,367.6 million in 2022. The change was due to the RMB856.9 million (US$120.7 million) increase in the net revenues from Dada Now platform and RMB281.8 million (US$39.7 million) increase in the net revenues from JDDJ platform.

The net revenues generated from Dada Now increased by 27.1% from RMB3,157.6 million in 2022 to RMB4,014.5 million (US$565.4 million) in 2023, due to the increase in order volume of intra-city delivery services to chain merchants in 2023 as compared to 2022.

The net revenues generated from JDDJ increased by 4.5% from RMB6,210.0 million in 2022 to RMB6,491.8 million (US$914.3 million) in 2023, due to the increase in fulfillment services and commission fee, partially offset by the decrease in online advertising and marketing services.

Operations and support costs

Our operations and support costs increased by 13.7% from RMB5,743.0 million in 2022 to RMB6,530.3 million (US$919.8 million) in 2023, due to increases in rider cost from RMB3,986.2 million in 2022 to RMB4,679.6 million (US$659.1 million) in 2023 as a result of the increase in the volume of orders for our intra-city delivery services. The increase in delivery order volume was primarily because we developed more chain merchants.

Selling and marketing expenses

Our selling and marketing expenses decreased by 5.8% from RMB4,747.9 million in 2022 to RMB4,474.1 million (US$630.2 million) in 2023, primarily due to (i) RMB234.4 million (US$33.0 million) decrease in promotional activities conducted on JDDJ platform, (ii) RMB191.0 million (US$26.9 million) decrease in advertising and marketing expenses, partially offset by RMB125.4 million (US$17.7 million) increase in amortization of the business cooperation agreements in connection with the share subscription transactions with JD.com in February 2022 and April 2023.

General and administrative expenses

Our general and administrative expenses decreased by 38.2% from RMB408.8 million in 2022 to RMB252.8 million (US$35.6 million) in 2023, primarily due to (i) a decrease in amortization of intangible assets arising from the acquisition of JDDJ in 2016, and (ii) a decrease in share-based compensation expenses.

Research and development expenses

Our research and development expenses decreased by 34.0% from RMB630.9 million in 2022 to RMB416.3 million (US$58.6 million) in 2023. The decrease was attributable to the RMB155.6 million (US$21.9 million) decrease in research and development personnel cost.

Impairment loss of goodwill

We had impairment loss of goodwill of RMB957.6 million in 2023 based on a quantitative impairment test of the fair value of our company, considering the duration and severity of the decline in our market capitalization. No impairment loss of goodwill was recorded in 2022.

Other operating expenses

Our other operating expenses decreased by RMB30.0 million (US$4.2 million) from RMB77.4 million in 2022 to RMB47.5 million (US$6.7 million) in 2023, mainly due to the decrease in purchase price of merchandise sold on Dada Now.

Other operating income

Our other operating income decreased by RMB57.1 million (US$8.0 million) from RMB120.9 million in 2022 to RMB63.9 million (US$9.0 million) in 2023, mainly because of the decrease in government subsidies related to VAT taxes due to less VAT taxes paid in 2023.

Interest expenses

Our interest expenses decreased from RMB10.9 million in 2022 to RMB0.8 million (US$0.1 million) in 2023. The decrease of interest expenses was due to repayment of short-term loans in June 2023.

Others, net

Our others, net represents for interest income and foreign exchange gain/(loss). The increase from RMB117.6 million in 2022 to RMB146.8 million (US$20.7 million) in 2023 was mainly attributable to RMB36.5 million (US$5.1 million) increase in interest income.

Income tax benefits

Our income tax benefits are RMB5.0 million (US$0.7 million) in 2023 as compared to RMB4.8 million in 2022, primarily due to taxable temporary differences recovered as a result of the amortization of the intangible assets arising from the acquisition of JDDJ in 2016.

Net loss

As a result of the foregoing, our net loss decreased by 2.5% from RMB2,008.0 million in 2022 to RMB1,957.5 million (US$275.7 million) in 2023.

Year ended December 31, 2022 compared to year ended December 31, 2021

Net revenues

Our net revenues were RMB9,367.6 million in 2022 as compared to RMB6,866.3 million in 2021. The change was due to the RMB336.9 million increase in the net revenues from Dada Now platform and RMB2,164.5 million increase in the net revenues from JDDJ platform.

The net revenues generated from Dada Now increased by 11.9% from RMB2,820.7 million in 2021 to RMB3,157.6 million in 2022, due to the 49.6% increase in order volume of intra-city delivery services to chain merchants in 2022 as compared to 2021.

The net revenues generated from JDDJ increased by 53.5% from RMB4,045.6 million in 2021 to RMB6,210.0 million in 2022, due to (i) the increase in GMV by 46.9% in 2022 and the increase in order volume by 24.9% in 2022 as compared to 2021, and (ii) RMB1,040.6 million increase in our online marketing services revenue as a result of the increasing promotional activities launched by brand owners and retailers. The increase in GMV was primarily due to (i) the increase in active consumers by 26.2% in 2022, and (ii) the increase in average order size by 17.6% from RMB192 in 2021 to RMB225 in 2022. Furthermore, the increase in the number of active consumers was primarily due to our efforts to attract, engage and retain consumers leveraging our marketing and promotion activities, wide selection of products on our platform and improved consumer experience as well as the increase in demand for our services as more consumers shopped daily necessities online, and have cultivated such habits as a result of the COVID-19 epidemic.

Operations and support costs

Our operations and support costs increased by 11.8% from RMB5,139.1 million in 2021 to RMB5,743.0 million in 2022, due to increases in rider cost from RMB3,553.3 million in 2021 to RMB3,986.2 million in 2022 as a result of 49.6% increase in the volume of orders for our intra-city delivery services provided to chain merchants. The increase in delivery order volume was primarily because we developed more chain merchants and the increase in delivery orders for retailers on JDDJ.

Selling and marketing expenses

Our selling and marketing expenses increased by 38.5% from RMB3,427.9 million in 2021 to RMB4,747.9 million in 2022, due to (i) RMB559.5 million increase in incentive to consumers, (ii) RMB369.9 million increase in advertising and marketing expenses, which was primarily attributable to the increase in online and offline referral fees we paid to attract new consumers to JDDJ platform, and (iii) RMB293.1 million increase in amortization of the business cooperation agreement in connection with the share subscription transaction with JD.com in February 2022.

General and administrative expenses

Our general and administrative expenses increased by 2.1% from RMB400.4 million in 2021 to RMB408.8 million in 2022. The general and administrative expenses remained flat, primarily due to efficient expense control measures.

Research and development expenses

Our research and development expenses increased by 9.9% from RMB573.9 million in 2021 to RMB630.9 million in 2022. The increase was attributable to the RMB58.9 million increase in research and development personnel cost to strengthen the technological capabilities.

Other operating expenses

Our other operating expenses increased by RMB17.1 million from RMB60.3 million in 2021 to RMB77.4 million in 2022, mainly due to the increase in tax surcharges in line with the increase in VAT in 2022.

Other operating income

Our other operating income decreased by RMB35.8 million from RMB156.7 million in 2021 to RMB120.9 million in 2022, mainly because of the decrease in tax refunds as less taxes were paid in 2022.

Interest expenses

Our interest expenses decreased from RMB13.8 million to RMB10.9 million. The interest expenses incurred were for short-term loans we borrowed in 2022.

Others, net

Our others, net represents for interest income and foreign exchange gain (loss). The increase from RMB109.8 million in 2021 to RMB117.6 million in 2022 was mainly attributable to RMB8.5 million increase in foreign exchange gain. The increase was primarily because we had large amounts of US$-denominated assets held by entities with functional currency of Renminbi in 2022 and the exchange rate of U.S. dollar against Renminbi experienced volatility during the same period.

Income tax benefits

Our income tax benefits decreased from RMB11.6 million in 2021 to RMB4.8 million in 2022, primarily due to the extension of a preferential rate of 15% applicable to some of our PRC subsidiaries as high and new technology enterprises in 2021.

Net loss

As a result of the foregoing, our net loss increased by 18.7% from RMB2,471.1 million in 2021 to RMB2,008.0 million in 2022.

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

Intangible Assets, net

Intangible assets purchased are measured at cost upon acquisition. Intangible assets in connection with the business cooperation agreements in February 2022 and April 2023 is measured at fair value based on a valuation upon acquisition. We made estimates and judgments in determining the fair value of business cooperation agreements in February 2022 and April 2023.

The fair value of the business cooperation agreements in February 2022 and April 2023 was determined using the operation cost saving method to assess the selling and marketing expenses we can save with our cooperation with JD Group under the business cooperation agreements including savings in online traffic acquisition cost and advertising cost with the key assumptions of page view of certain entrance, average cost per page view for the similar entrances. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

Goodwill

In evaluation of goodwill impairment, we perform a quantitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We made estimates and judgements in determining the fair value of the reporting unit when perform such assessment.

Application of a goodwill impairment test requires our significant judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes forecasts of expected revenue growth, operating margins, terminal value using terminal year long-term future growth rate and discount rate. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit. We determined that we have only one reporting unit and performed the annual goodwill impairment analysis on December 31 of each year.

We determined the fair value of the reporting unit on the discounted cash flow analysis using the following significant estimates (a) internal cash flows forecasts including expected revenue growth, operating margins (b) an estimated terminal value using terminal year long-term future growth rate, and (c) a discount rate. We recognized impairment loss of RMB958 million in 2023.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2.27 “Recent accounting pronouncements” to our audited consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

We had net cash used in operating activities of RMB2,657.6 million in 2021, RMB945.4 million in 2022 and RMB380.8 million (US$53.6 million) in 2023, respectively. Our primary sources of liquidity have been proceeds from short-term bank borrowings, our initial public offering in June 2020, proceeds from our follow-on public offering in December 2020, and investment from JD.com in February 2022. As of December 31, 2023, we had RMB1,893.0 million (US$266.6 million) in cash and cash equivalents, of which approximately 95.2% were held in Renminbi and the remainder was primarily held in U.S. dollars.

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

Our accounts receivable represents primarily the amount receivable from chain merchants for our delivery services, and advertising customers for our online advertising and marketing services. We receive payment before or concurrently with our provision of services in most cases, except for a limited number of customers for delivery services where we generally allow one month for them to settle after issuance of invoices. As of December 31, 2022 and 2023, our accounts receivable, net of allowance for doubtful accounts, were RMB313.5 million and RMB386.8 million (US$54.5 million), respectively.

Riders and drivers are entitled to withdraw their delivery remuneration after completion of services. Payable to riders and drivers represents the amount that riders and drivers have not withdrawn from their accounts. As of December 31, 2022 and 2023, our payable to riders and drivers, were RMB794.3 million and RMB867.3 million (US$122.5 million), respectively.

Our accounts payable represent primarily the amount payable to our suppliers of delivery equipment and historically for merchandise sold through our unmanned retail shelves. As of December 31, 2022 and 2023, our accounts payable were RMB9.8 million, and RMB5.0 million (US$0.7 million), respectively.

Our amount due from related parties represents primarily the amount due from JD Group and Walmart Group arising from our services to them. As of December 31, 2022 and 2023, our amount due from related parties were RMB1,061.0 million and RMB1,287.1 million (US$181.3 million), respectively. The increase was primarily due to the increase in volumes of orders from Walmart Group and JD Group. See also “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.”

Although we consolidate the results of the VIE, we only have access to the assets or earnings of the VIE through our contractual arrangements with the VIE and Jingdong Bangneng. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

All of our net revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Specially, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in the Chinese mainland may be used to pay dividends to us. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our securities offerings to make loans or capital contributions to our PRC subsidiaries. We expect to invest substantially all of the proceeds from our initial public offering and follow-on offering into our PRC operations within the business scopes of our PRC subsidiaries and the VIE. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in entities in the Chinese mainland by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans to our PRC subsidiaries and the VIE in the Chinese mainland, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(2,657,580)	(945,440)	(380,838)	(53,640)
Net cash (used in)/provided by investing activities	(686,663)	(1,026,393)	1,214,856	171,109
Net cash (used in)/provided by financing activities	(1,554,505)	3,054,854	(85,198)	(12,000)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(51,457)	13,998	(4,450)	(626)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(4,950,205)	1,097,019	744,370	104,843
Cash and cash equivalents and restricted cash, beginning of the year	5,521,055	570,850	1,667,869	234,914
Cash and cash equivalents and restricted cash, end of the year	570,850	1,667,869	2,412,239	339,757

Operating activities

Net cash used in operating activities in 2023 was RMB380.8 million (US$53.6 million). The difference between the net loss of RMB1,957.5 million (US$275.7 million) and operating cash outflow RMB380.8 million (US$53.6 million) was primarily the result of adding back non-cash expenses items such as impairment loss of goodwill of 957.6 million (US$134.9 million), depreciation and amortization of RMB515.7 million (US$72.6 million) and share-based compensation of RMB163.2 million (US$23.0 million), partially offset by additional cash of RMB100.0 million (US$14.1 million) used due to changes in working capital accounts. Depreciation and amortization mainly relates to the amortization of the business cooperation agreement and non-compete commitment arising from our acquisition of JDDJ in 2016 and business cooperation agreements in connection with the share subscription transactions with JD.com in February 2022 and April 2023. The changes in working capital accounts mainly include (i) RMB226.1 million (US$31.8 million) increase in amount due from related parties, offset by (ii) RMB143.9 million (US$20.3 million) decrease in prepayments and other current assets. The increase amount due from related parties was mainly due to the growth of services provided to JD Group. The decrease in prepayments and other current assets was primarily due to increases in VAT receivable and interest receivable.

Net cash used in operating activities in 2022 was RMB945.4 million. The difference between the net loss of RMB2,008.0 million and operating cash outflow RMB945.4 million was primarily the result of adding back non-cash expenses items such as depreciation and amortization of RMB497.0 million and share-based compensation of RMB218.7 million, partially offset by additional cash of RMB345.0 million used due to changes in working capital accounts. Depreciation and amortization mainly relates to the amortization of the business cooperation agreement and non-compete commitment arising from our acquisition of JDDJ in 2016 and business cooperation agreement in connection with the share subscription transaction with JD.com in February 2022. The changes in working capital accounts mainly include RMB315.8 million increase in accrued expenses and other current liabilities. The increase in accrued expenses and other current liabilities was due to (i) the increase in payables to retailers on JDDJ as a result of the increase in GMV and extended settlement cycles with retailers, (ii) the increase in advance from customers as a result of the increasing promotional activities and intra-city delivery services launched by brand owners and retailers, and (iii) the increase in payable for advertising and marketing expenses, which was primarily attributable to the increase in referral fees paid to staff at retailer stores and third-party promotion service providers for their efforts to attract new consumers to the JDDJ platform.

Net cash used in operating activities in 2021 was RMB2,657.6 million. The difference between the net loss of RMB2,471.1 million and operating cash outflow RMB2,657.6 million was primarily the result of adding back non-cash expenses items such as share-based compensation of RMB207.9 million and depreciation and amortization of RMB192.6 million, partially offset by RMB588.1 million used due to changes in working capital accounts. Depreciation and amortization mainly relates to the amortization of the business cooperation agreement and non-compete commitment arising from our acquisition of JDDJ in 2016. The changes in working capital accounts mainly include (i) RMB194.3 million increase in amount due from related parties, (ii) RMB170.0 million decrease in notes payable, (iii) RMB136.5 million decrease in payable to riders and drivers, and (iv) RMB65.5 million increase in prepayments and other current assets.

The increase in amount due from related parties was primarily due to the increase in volumes of orders from Walmart Group, partially offset by the new model we adopted in relation to our last-mile delivery services to our major last-mile delivery service customer, JD Logistics, since April 2021. The decrease in notes payable was due to the increased amount of the settlement made. The decrease in payable to riders and drivers was primarily due to the new model we adopted in relation to our last-mile delivery services. The increase in prepayments and other current assets was primarily due to increases in funds receivable from payment channels and VAT receivable.

Investing activities

Net cash provided by investing activities in 2023 was RMB1,214.9 million (US$171.1 million), consisting primarily of net cash provided by purchase and disposal of wealth management products, net proceeds from the repayment of loan by certain third party companies in connection with our last-mile delivery services.

Net cash used in investing activities in 2022 was RMB1,026.4 million, consisting primarily of net cash used in purchase of wealth management product, net cash lent to certain third party company in connection with our last-mile delivery services to our major last-mile delivery service customer, and cash paid for purchase of property, equipment and intangible assets.

Net cash used in investing activities in 2021 was RMB686.7 million, consisting primarily of net cash used in purchase of wealth management product, net cash lent to certain third-party company in connection with the adoption of the new model in relation to our last-mile delivery services to our major last-mile delivery service customer, and cash paid for purchase of property, equipment and intangible assets.

Financing activities

Net cash used in financing activities in 2023 was RMB85.2 million (US$12.0 million), consisting primarily of repayment of short-term bank borrowings.

Net cash provided by financing activities in 2022 was RMB3,054.9 million, consisting primarily of proceeds from investment from JD.com in February 2022, partially offset by payment for share repurchases.

Net cash used in financing activities in 2021 was RMB1,554.5 million, consisting primarily of payment for share repurchases and repayment of short-term bank borrowings.

Material cash requirements

Other than the cash requirements for our regular operations, our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures, and operating lease commitments.

Our capital expenditures are primarily incurred for purchases of property, equipment and intangible assets. Our capital expenditures were, RMB16.9 million in 2021, RMB3.7 million in 2022 and RMB7.2 million (US$1.0 million) in 2023. Purchases of property and equipment, which primarily consist of computer equipment, office facilities, vehicles, software, and leasehold improvement, accounted for 96.5%, 100.0% and 100.0% of our total capital expenditures in 2021, 2022 and 2023, respectively. Purchases of intangible assets, which primarily consist of trademark and domain name, accounted for 3.5%, nil and nil of our total capital expenditures in 2021, 2022 and 2023, respectively.

Our operating lease commitments consist of the commitments under the lease agreements for our office premises and other facilities. Payment due by December 31, 2023 for our operating lease commitments amounted to RMB15.4 million (US$2.2 million).

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

In March 2023, we entered into a one-year unsecured revolving credit of RMB500 million with a reputable commercial bank, which can be used for borrowings, banks’ acceptances, bank guarantees and other purposes in accordance with the relevant agreements. As of December 31, 2023, the facility was unused.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Holding Company Structure

Our Company, Dada Nexus Limited, is a holding company with no material operations of its own. We conduct our operations primarily through our WFOEs and VIE. As a result, Dada Nexus Limited’s ability to pay dividends depends upon dividends paid by our WFOEs.

If our WFOEs or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOEs are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOEs and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of the Chinese mainland is subject to examination by the banks designated by SAFE. As of December 31, 2023, as our WFOEs, all other PRC subsidiaries, the VIE and the subsidiaries of the VIE are all in an accumulated loss position, no statutory reserve was appropriated. Our WFOEs have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Our Technology Capabilities and Empowerment,” “Item 4. Information on the Company—B. Business Overview—Our Technology Infrastructure and Team” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating And Financial Review and Prospects—Critical Accounting Estimates.”

F.	Safe Harbor

See “Forward-Looking Information” on page 3 of this annual report.

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Ian Su Shan	42	Chairman of the Board of Directors
Bing Fu	47	Interim President
Christina Xiaojing Zhu	51	Director
Baohong Sun	55	Independent Director
Laura Marie Butler	55	Independent Director
Jian Han	51	Independent Director
Henry Jun Mao	36	Chief Financial Officer

Mr. Ian Su Shan has served as the chairman of our board of directors since December 2023. Mr. Shan has served as chief financial officer of JD.com, Inc. (“JD.com”, NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)) since May 2023. He also serves as chief climate officer of JD.com and a director of Deppon Logistics Co., Ltd. (Shanghai Stock Exchange stock code: 603056). Prior to his current role at JD.com, he served as chief financial officer of JD Logistics, Inc. (HKEX: 2618). Mr. Shan joined JD.com in December 2021. Prior to that, Mr. Shan worked at Lavender Hill Capital Partners from October 2019 to November 2021 and served as a Managing Director from January 2021 to November 2021. He also worked in the TMT Group of the Investment Banking Division at Goldman Sachs (Asia) L.L.C. from 2015 to 2019 and served as an Executive Director from January 2017 to September 2019. Mr. Shan received his bachelor’s degree in laws from China University of Political Science and Law, and his master’s degree in laws from University of Warwick. Mr. Shan is a CFA charterholder.

Mr. Bing Fu has served as our interim president since March 2024 and the General Manager of Dada Now business since August 2022. Prior to this, Mr. Fu held multiple managerial roles in JD Logistics, Inc. with his last position as chief strategy officer. Mr. Fu holds a bachelor’s degree in automation from the University of Science and Technology Beijing and an EMBA degree from China Europe International Business School.

Ms. Christina Xiaojing Zhu has served as our director since May 2020. Ms. Zhu is the president and chief executive officer of Walmart China. Prior to joining Walmart in May 2020, Ms. Zhu served as the president of Fonterra Greater China, a global dairy exporter and milk processor, where she led Fonterra’s businesses in China, Hong Kong and Taiwan region, from August 2016 to December 2019, and served as a managing director and vice president from September 2011 to July 2016. Prior to joining Fonterra, Ms. Zhu served as a vice president of Honeywell International Inc., an NYSE-listed technology company, where she was responsible for strategy and development, from January 2005 to May 2008, and served as director for strategy and business development from February 2003 to January 2005. Prior to that, Ms. Zhu worked as an engagement manager of McKinsey & Company with a focus on serving financial institutions from 1999 to 2003. Ms. Zhu has served as an independent director of Yum China Holdings, Inc. (NYSE: YUMC and HKEX: 9987) since 2023. Ms. Zhu received a bachelor’s degree in western studies from Beijing Foreign Studies University and an MBA from Columbia Business School.

Ms. Baohong Sun has served as our director since June 2020. Ms. Sun is the Dean’s Distinguished Chair Professor of Marketing and Director of Web3 Research Center at Cheung Kong Graduate School of Business (CKGSB). Ms. Sun joined CKGSB in 2011 and served as Associate Dean of Global Programs from 2011 to 2023. Prior to that, Ms. Sun worked as visiting faculty at University of California at Berkeley from July 1995 to June 1997. She joined Carnegie Mellon University and worked as an assistant professor of marketing from July 1997 to August 2004, an associate professor of marketing from September 2004 to August 2009 and Carnegie Bosch Chaired Professor of Marketing from September 2009 to August 2011. Ms. Sun was also an assistant professor at the University of North Carolina from July 2001 to August 2004. Ms. Sun received a bachelor’s degree in international economics from Renmin University of China and a doctoral degree in economics from the University of Southern California. Ms. Sun is a member of the American Marketing Association, the American Economic Association and the Institute for Operations Research and the Management Sciences.

Ms. Laura Marie Butler has served as our director since August 2022. Ms. Butler has served on the Board of Advisors and has been in charge of special projects for a private consulting firm in the US since 2020. From 2004 to 2020, Ms. Butler was a partner with PwC Zhong Tian LLP Beijing Office in their capital markets and accounting advisory services group. She has led and been part of project teams for over 70 capital market transactions in the US, Chinese mainland and Hong Kong. From 2000 to 2004, Ms. Butler worked in PwC Zhong Tian LLP Beijing Office as an audit senior manager. Prior to her extensive experience in China, Ms. Butler had ten years of experience working with PwC US. Ms. Butler holds a Bachelor of Business Administration degree in accounting from the University of Wisconsin–Madison.

Ms. Jian Han has served as our director since August 2022. Ms. Han is Professor of Management at China Europe International Business School (CEIBS). Ms. Han joined CEIBS in March 2008. Prior to that, Ms. Han joined Peking University in March 2005, and worked as an assistant professor of management from March 2005 to March 2008. Ms. Han also serves as an independent director of Midea Group Co., Ltd. (SZSE: 000333), Changzhou Xingyu Automotive Lighting Systems Co., Ltd. (SSE: 601799) and Jinmao Property Services Co., Limited (HKSE: 816). Ms. Han received a bachelor’s degree in British and American Literature from Renmin University of China and a doctoral degree in Industrial and Labor Relations from Cornell University. Ms. Han is a member of the Academy of Management. Since 2012, she has served on the expert councils of the World Economic Forum (WEF).

Mr. Henry Jun Mao has served as our chief financial officer since December 2023. Mr. Mao served as the Head of Investor Relations of JD Logistics, Inc. from January to December 2023. Prior to that, he was the Head of Financial Planning and Analysis of JD Logistics from May 2021 to December 2022 and the Director of Budgeting and Forecast of JD.com from December 2020 to May 2021. Prior to joining JD.com, Mr. Mao spent over 10 years at PricewaterhouseCoopers LLP in Beijing and San Jose, California, with his last position as senior manager in assurance practice. Mr. Mao received his bachelor’s degree from Beijing Language and Culture University and is a certified public accountant in China.

B.	Compensation

Compensation of Directors and Executive Officers

In 2023, we paid an aggregate of approximately RMB6.6 million (US$0.9 million) in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, maternity insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including with respect to any relationship or agreement between any vendor or supplier and us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2015 Equity Incentive Plan

In 2015, our shareholders and board of directors approved the 2015 Equity Incentive Plan, as amended and restated, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. As of March 31, 2024, the maximum aggregate number of ordinary shares that may be issued under the 2015 Plan is 61,605,996 ordinary shares, and we have outstanding options with respect to 4,364,408 ordinary shares (excluding options that were forfeited, cancelled, or exercised after the relevant grant date).

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

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

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

Transfer restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2015 Plan or the award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

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

2020 Share Incentive Plan

In May 2020, our shareholders and board of directors approved the 2020 Share Incentive Plan, as amended and restated, which we refer to as the 2020 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 45,765,386 ordinary shares, plus an annual increase on the first day of each year during the ten-year term of the 2020 Plan commencing with the year beginning January 1, 2021, by an amount equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding year. As of March 31, 2024, we have outstanding options with respect to 676,168 ordinary shares (excluding options that were forfeited, cancelled, or exercised after the relevant grant date) and 14,345,104 restricted share units are outstanding (excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date) under the 2020 Plan.

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

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise price. The plan administrator determines the exercise price for each award, which is stated in the award agreement.

Term of the awards. The vested portion of options will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2020 Plan or the award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and amendment. Unless terminated earlier, the 2020 Plan has a term of ten years from its date of effectiveness. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted without the written consent of the participant.

The following table summarizes, as of March 31, 2024, the number of ordinary shares underlying outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers.

Ordinary Shares
	Underlying Options and	Exercise Price		Date of
Name	Restricted Share Units	(US$/Share)	Date of Grant	Expiration
Bing Fu	*(1)	N/A	October 1, 2022	—
Baohong Sun	*(1)	N/A	June 5, 2020	—
Laura Marie Butler	*(1)	N/A	August 31, 2022	—
Jian Han	*(1)	N/A	August 31, 2022	—
All directors and executive officers as a group	1,366,500

Notes:

*Less than 1% of our total ordinary shares issued and outstanding as of March 31, 2024.

(1)	Represents restricted share units.

As of March 31, 2024, our employees and consultant other than members of our directors and officers as a group held options to purchase 5,040,576 ordinary shares, with exercise prices ranging from nominal price per share to US$0.80 per share, and 12,978,604 restricted share units.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairperson of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

Compensation committee. Our compensation committee consists of Jian Han and Laura Marie Butler. Jian Han is the chairperson of our compensation committee. We have determined that Jian Han and Laura Marie Butler satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Nominating and corporate governance committee. Our nominating and corporate governance committee consists of Baohong Sun, Ian Su Shan and Jian Han. Baohong Sun is the chairperson of our nominating and corporate governance committee. We have determined that Baohong Sun and Jian Han satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2024)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	4	1	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Enforceability of Civil Liabilities

Substantially all of our operations are conducted in the Chinese mainland, and substantially all of our assets are located in the Chinese mainland. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

D.	Employees

We had a total of 3,132, 2,631 and 2,376 employees as of December 31, 2021, 2022 and 2023, respectively. The following table sets forth a breakdown of our employees as of December 31, 2023, by function:

Function	Number
Business operations and sales & marketing	1,630
Research and development	615
General and administrative	131
Total:	2,376

As of December 31, 2023, we had approximately 700 employees in Shanghai, China, and the rest were based in Beijing and other cities in China.

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

Under PRC regulations, we are required to participate in and make contributions to housing provident funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including pension, maternity, medical, work-related injury and unemployment benefit plans.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with our employees that contain non-compete restrictions.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of March 31, 2024 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 1,058,145,030 ordinary shares issued and outstanding as of March 31, 2024 (excluding 42,140,540 ordinary shares in the form of ADSs held in treasury).

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

Ordinary Shares
Beneficially Owned
	Number	%
Directors and Executive Officers**:
Ian Su Shan	—	—
Bing Fu	—	—
Christina Xiaojing Zhu	—	—
Baohong Sun	*	*
Laura Marie Butler	*	*
Jian Han	*	*
Henry Jun Mao	—	—
All Directors and Executive Officers as a Group	137,500	*
Principal Shareholders:
JD Group Entities(1)	562,243,238	53.1%
Walmart Entities(2)	94,981,280	9.0%

Notes:

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of March 31, 2024.
**

Except as indicated otherwise below, the business address of our directors and executive officers is 22/F, Oriental Fisherman’s Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai 200082, People’s Republic of China. The business address of Ian Su Shan is 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, People’s Republic of China. The business address of Christina Xiaojing Zhu is 2-5/F, Tower 2 and 1-12/F, Tower 3, Szitic Square, 69 Nonglin Road, Futian District, Shenzhen 518040, People’s Republic of China. The business address of Ms. Baohong Sun is 515 Madison Avenue, Office 9017, Cheung Kong Graduate School of Business, New York, New York 10022. The business address of Jian Han is Building 20, Zhongguancun Software Park, 8 Dongbeiwang West Road, Haidian District, Beijing 100193, People’s Republic of China.

(1)	Represents (i) 543,635,690 ordinary shares held by JD Sunflower Investment Limited and (ii) 18,607,548 ordinary shares represented by 4,651,887 ADSs held by Windcreek Limited. JD Sunflower Investment Limited and Windcreek Limited are both British Virgin Islands companies wholly owned by JD.com Investment Limited, which is in turn wholly owned by JD.com, Inc. Information regarding beneficial ownership is reported as of April 28, 2023, based on the information contained in the Schedule 13D/A jointly filed by JD.com, Inc. and others with SEC on April 28, 2023. The registered address of JD Sunflower Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of each of JD Sunflower Investment Limited, Windcreek Limited is and JD.com Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(2)	Represents (i) 87,481,280 ordinary shares and (ii) 7,500,000 ordinary shares represented by 1,875,000 ADSs held by Global Pinnacle Corporation, a company organized under the laws of the State of Delaware of the United States. Global Pinnacle Corporation is wholly owned by Walmart Inc. Information regarding beneficial ownership is reported as of December 31, 2023, based on the information contained in the Schedule 13G/A jointly filed by Walmart Inc. and Global Pinnacle Corporation with SEC on February 13, 2024. The registered address of Global Pinnacle Corporation is 1209 Orange Street, Wilmington, DE US 19801.

To our knowledge, as of March 31, 2024, an aggregate of 463,303,686 of our ordinary shares are held by record holders in the United States (including an aggregate of 463,303,684 ordinary shares held by JPMorgan Chase Bank, N.A., the depositary of our ADS program). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. As of March 31, 2024, 94,981,280 ordinary shares are held by Global Pinnacle Corporation, which is wholly owned by Walmart Inc., a U.S.-based corporation listed on the NYSE. See note (2) to the table above.

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

Contractual Arrangements with the Consolidated Affiliated Entity and Jingdong Bangneng

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

Transactions with JD Group. JD Group is our controlling shareholder and one of our strategic investors. As of December 31, 2022 and 2023, we had amounts due from JD Group of RMB507.1 million and RMB763.1 million (US$107.5 million), respectively, representing various delivery services, platform services, technology support service and promotion services we provided to JD Group, which amounted to RMB951.3 million, RMB1,900.5 million and RMB2,576.7 million (US$362.9 million) for the years ended December 31, 2021, 2022 and 2023, respectively. Yonghui, as an equity method investee of JD Group, became a related party of ours in February 2022. The amount of our transactions with Yonghui was included in the amount of transactions with JD Group. As of December 31, 2022 and 2023, we had amounts due to JD Group of RMB92.1 million and RMB133.0 million (US$18.7 million), respectively, representing certain operational support services and goods provided by JD Group to us and the cash we collected from consumers on behalf of JD.com upon merchandise delivery. Such operational support service fee was RMB265.6 million, RMB664.6 million and RMB642.9 million (US$90.6 million) for the years ended December 31, 2021, 2022 and 2023, respectively. The total purchase amounts of goods from JD Group was RMB44.9 million, RMB39.4 million and RMB10.9 million (US$1.5 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

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

In April 2023, JD Group, through its subsidiary, entered into a share subscription agreement with us. Pursuant to the terms of the share subscription agreement, Dada issued an aggregate of 18,927,876 new ordinary shares to JD Group in consideration for the traffic support offered by JD Group under the business cooperation agreement entered into in April 2023. The closing of the transaction took place in April 2023. Immediately upon closing, JD Group held approximately 53.9% of Dada’s issued and outstanding shares.

Transactions with Walmart Group. Walmart Group is one of our strategic investors and became a related party of ours in August 2018. As of December 31, 2022 and 2023, we had amounts due from Walmart Group of RMB553.9 million and RMB524.0 million (US$73.8 million), respectively, representing the intra-city delivery services and JDDJ marketplace services we provided to Walmart Group. The total services we provided to Walmart Group amounted to RMB1,387.7 million, RMB2,027.5 million and RMB2,161.4 million (US$304.4 million) for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, we had amounts due to Walmart Group of RMB54.9 million and RMB57.0 million (US$8.0 million), respectively, representing the cash we collected from consumers on behalf of Walmart Group when performing JDDJ marketplace services to Walmart Group.

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

Demand Registration Rights. At any time or from time to time after December 9, 2020, holders of at least ten percent (10%) of the voting power of the registrable securities then issued and outstanding have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration by written notice. Other than required by the underwriter(s) in connection with our initial public offering, at least twenty-five percent (25%) of the registrable securities requested by the holders to be included in the underwriting and registration shall be so included. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period. We are obligated to effect no more than three demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

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

Termination of Registration Rights. Our shareholders’ registration rights will terminate upon the earlier of (i) June 9, 2025, or (ii) all such registrable securities proposed to be sold by a shareholder may then be sold under Rule 144 promulgated under the Securities Act in any ninety-day period.

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

On January 10, 2024, we, our former president, and former chief financial officer were named as defendants in a putative securities class action in the U.S. District Court for the Central District of California under the caption Yan Wang v. Dada Nexus Limited et al, No. 2:22-cv-00239. Plaintiff alleges that the defendants made misleading statements or omissions regarding our business operations and financials in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. Plaintiff purports to bring this class action on behalf of all persons or entities who purchased or otherwise acquired our ADSs between May 11, 2023 and January 8, 2024, both dates inclusive. On April 5, 2024, the Court appointed Lead Plaintiff, who is scheduled to file an amended complaint by June 4, 2024.

We intend to vigorously defend ourselves against all of the claims. As this case remains in its preliminary stage, we are currently unable to predict the timing, outcome, or consequences of this action. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Independent Review

As we previously announced on January 8, 2024 and March 5, 2024, during our routine internal audit process, certain suspicious practices were identified that may cast doubt on certain revenues from our online advertising and marketing services in 2023. In response, the audit committee of our board of directors, with the assistance of independent professional advisers, initiated an independent review, or the Independent Review, with the review period of full calendar year of 2023 and the fourth quarter of 2022. As of the date of this report, the Independent Review is substantially complete. The Independent Review identified certain online advertising and marketing services transactions during the full calendar year 2023 and the fourth quarter of 2022 that were conducted primarily to meet revenue targets. These transactions involved payments from certain upstream customers and disbursements of cash funds to certain downstream vendors of virtually identical amounts that lacked any apparent business substance, were not supported by credible documents, business records or other evidence, and, in certain cases, involved customers and vendors with undisclosed connections. As a result of these transactions, certain revenues and associated costs were overstated in our past financial statements. Specifically, our net revenues were overstated by approximately RMB69 million in the fourth quarter of 2022, RMB40 million in the first quarter of 2023, RMB214 million in the second quarter of 2023, and RMB245 million in the third quarter of 2023, respectively. Our operations and support costs were overstated by approximately RMB70 million in the fourth quarter of 2022, RMB42 million in the first quarter of 2023, RMB214 million in the second quarter of 2023, and RMB250 million in the third quarter of 2023, respectively. We made corrections to certain line items of our previously released unaudited quarterly condensed consolidated financial statements for the first, second and third quarters of 2023, which included net revenues, operations and support costs, accounts receivable, net, and prepayments and other current assets in the earnings release issued on March 25, 2024.

In addition, we have prepared a remediation plan in response to the Independent Review, including but not limited to (i) terminating, requesting the resignation of, or giving disciplinary warnings to employees found to have engaged in misconduct and/or who failed to adhere to our policies or otherwise meet expectations; (ii) terminating contracts with suppliers and customers implicated in the relevant transactions; (iii) enhancement of the our internal policies, systems and controls, and record-keeping; and (iv) conducting additional trainings for employees regarding the issues identified in the Independent Review. We have already begun the process of implementing the remediation plan.

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

Dada is a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in the Chinese mainland for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distributions.”

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

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company, and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) 75% in value of shareholders, or (ii) a majority in number representing 75% in value of creditors, depending on the circumstances, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of China with a “de facto management body” within China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise.

We believe that Dada Nexus Limited is not a PRC resident enterprise for PRC tax purposes. Dada Nexus Limited is a company incorporated outside of China and is not controlled by a PRC enterprise or PRC enterprise group. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Dada Nexus Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaties or under applicable tax arrangements between jurisdictions. It is also unclear whether non-PRC shareholders of Dada Nexus Limited would be able to claim the benefits of any tax treaties between their jurisdiction of tax residence and the PRC in the event that Dada Nexus Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Dada Nexus Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under the SAT Circular 7 and the SAT Circular 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, minimum tax, and other non-income tax considerations, the Medicare tax on certain net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our ADSs or ordinary shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisors regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

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

Passive foreign investment company considerations

A non-U.S. corporation, such as our company, will be considered as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Assuming that we are the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2023. However, no assurance can be given that we will not be or become a PFIC in the current or future taxable years because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In light of recent declines in the market price of our ADSs, our risk of becoming a PFIC has increased. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. The ADSs are listed on the Nasdaq Global Select Market, which is an established securities market. Our ADSs are readily tradable on the Nasdaq Global Select market, but there can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower capital gain tax rate for dividends paid with respect to the ADSs or ordinary shares.

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

Sale or other disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. Pursuant to the Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. Each U.S. Holder is advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit or deduction under its particular circumstances, its eligibility for benefits under the Treaty and the potential impact of the Treasury Regulations.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. “Marketable stock” is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable United States Treasury regulations. For those purposes, our ADSs, but not our ordinary shares, are traded on the Nasdaq Global Select market, which is a qualified exchange. We anticipate that the ADSs should qualify as being traded in other than de minimis quantities on at least 15 days during each calendar quarter, but no assurances may be given in this regard. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2023, we received US$1.4 million of reimbursements relating to the ADS facility from the depositary.

Taxes

ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the SAT Circular 82 issued by the State Administration of Taxation or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary’s right to seek payment from current and former beneficial owners, by holding or owning, or having held or owned, an ADR, the ADR holder thereof (and prior ADR holder thereof) acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or former beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

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

Use of Proceeds

None.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our interim president and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our interim president and chief financial officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective because of the material weakness in our internal control over financial reporting as described below.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, they used the criteria established within the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2023, our internal control over financial reporting was not effective due to a material weakness identified.

The material weakness identified related to our failure to design, implement and effectively operate controls with a sufficient level of precision to prevent and detect material misstatements related to certain online advertising and marketing business that experienced an expansion during 2023. Specifically, the material weakness related to the following: (i) there was a lack of continuous and sufficient risk assessment and monitoring performed by management on such business, (ii) we lacked effective expenditure controls that properly review business substance of expenditures before authorizing payments related to such business, and (iii) we did not maintain appropriate segregation of duties in the vendor management process related to such business.

The material weakness identified resulted in revising certain financial information of our previously released unaudited quarterly condensed consolidated financial statements for the three months ended March 31, June 30 and September 30, 2023, respectively, to reflect corrections of errors which led to reversal of our net revenues and operations and support costs for the first nine months of fiscal year 2023 in the aggregate amount of RMB499 million and RMB499 million, respectively. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Independent Review.”

We are implementing and will continue to implement a number of remediation measures to address the material weakness and the deficiencies that have been identified, including (i) strengthening mechanisms on new business monitoring such as increasing review frequency and lowering the review threshold for investigation; (ii) tightening review of expenditure approvals such as enhancing our review steps in the substance and the reasonableness of expenditure paid; (iii) improving design over segregation of duties in the process of vendor acceptance for certain online advertising and marketing services business; and (iv) providing regular and continuous internal control and compliance trainings to employees and management.

We cannot assure you that we will be able to implement these measures to effectively remediate our material weakness, or that we will not identify any additional material weaknesses or significant deficiencies in the future. For risks and uncertainties related to our internal control, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to maintain effective internal controls over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs.”

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.[Reserved]

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

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP and affiliates, our principal external auditors, for the periods indicated.

	2022		2023
Audit fees(1)	US$	1,458,000	US$	1,895,157
All other fees(2)	US$	130,500	US$	49,296
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2022 and 2023, the audit refers to financial audit and internal control over financial reporting audit.
(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor associated with certain permitted tax services and permissible advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In March 2022, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$70 million during the 12-month period thereafter. We had purchased an aggregate of 8,534,445 ADSs for US$60.1 million on the open market under this program, at a weighted average price of US$7.04 per ADS, including repurchase commissions. We did not purchase any ordinary shares in 2023.

In March 2024, we announced a new share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$40 million during the two-year period through March 2026.

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

In addition, we opt to follow home country practice with respect to the frequency of holding annual general meeting of shareholders. Nasdaq Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2023. We may, however, hold annual shareholders meetings in the future.

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

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.Insider Trading Policies

Not applicable.

Item 16K.Cybersecurity

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have established a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cyber threats. This comprehensive system spans multiple security domains, including network, host, and application layers. It integrates a range of security capabilities such as threat defense, continuous monitoring, in-depth analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, ongoing internal and external evaluations of our security measures, a solid incident response framework, and regular cybersecurity training sessions for our employees. Our IT and cybersecurity department is actively engaged in continuous monitoring of our applications, platforms and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats. We engage external parties to conduct thorough assessments of our information systems. Our IT and cybersecurity department work closely with third-party service providers to ensure their compliance with our cybersecurity standards and to assess risks arising from our engagements with them.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, presented by our interim president, chief financial officer and cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our interim president, chief financial officer and cybersecurity officer.

At management level, our interim president, chief financial officer and cybersecurity officer, or the Cybersecurity Risk Management Officers, are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our Cybersecurity Risk Management Officers report to our board of directors (i) on periodic updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will promptly organize the personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and assessment results to our disclosure committee, our board of directors, and other members of senior management and external legal counsel, to the extent appropriate. Our Cybersecurity Risk Management Officers shall prepare disclosure material on the cybersecurity incident for review and approval by the disclosure committee and board of directors, and other members of senior management (if necessary), before it is disseminated to the public.

PART III

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

2.5	Description of Securities (incorporated hereby reference to Exhibit 2.5 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 31, 2021)
4.1*	Second Amended and Restated 2015 Equity Incentive Plan
4.2*	Amended and Restated 2020 Share Incentive Plan
4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated hereby reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated hereby reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.5

Exclusive Business Cooperation Agreement, by and between Dada Glory Network Technology (Shanghai) Co., Ltd. and Shanghai Qusheng Internet Technology Co., Ltd., dated November 14, 2014 (incorporated hereby reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.6

English translation of Business Cooperation Agreement, by and between JD.com, Inc. and Dada Nexus Limited, dated April 26, 2016 (incorporated hereby reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.7

Amended and Restated Business Cooperation Agreement, by and between Walmart (China) Investment Co., Ltd. and Dada Nexus Limited, dated August 8, 2018 (incorporated hereby reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.8

Share Subscription Agreement between Dada Nexus Limited and Sunflower Investment Limited, dated March 22, 2021 (incorporated hereby reference to Exhibit 4.11 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 31, 2021)

4.9

Amendment to Share Subscription Agreement between Dada Nexus Limited and Sunflower Investment Limited, dated February 25, 2022 (incorporated hereby reference to Exhibit 99.3 to Schedule 13D jointly filed by JD.com, Inc. and others with the Securities and Exchange Commission on March 4, 2022)

4.10

English translation of Business Cooperation Agreement, by and between JD.com, Inc. and Dada Nexus Limited, dated February 28, 2022 (incorporated hereby reference to Exhibit 99.4 to Schedule 13D jointly filed by JD.com, Inc. and others with the Securities and Exchange Commission on March 4, 2022)

4.11

Share Subscription Agreement between Dada Nexus Limited and Sunflower Investment Limited, dated April 25, 2023 (incorporated hereby reference to Exhibit 4.18 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 25, 2023)

4.12

English translation of Business Cooperation Agreement, by and between JD.com, Inc. and Dada Nexus Limited, dated April 25, 2023 (incorporated hereby reference to Exhibit 4.19 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 25, 2023)

4.13*

Share Pledge Agreement, by and among Dada Glory Network Technology (Shanghai) Co., Ltd., Shanghai Qusheng Internet Technology Co., Ltd. and Jiangsu Jingdong Bangneng Investment Management Co., Ltd., dated November 16, 2023

4.14*

Exclusive Option Agreement, by and among Dada Glory Network Technology (Shanghai) Co., Ltd., Shanghai Qusheng Internet Technology Co., Ltd. and Jiangsu Jingdong Bangneng Investment Management Co., Ltd., dated November 16, 2023

4.15*	Power of Attorney, from Jiangsu Jingdong Bangneng Investment Management Co., Ltd. to Dada Glory Network Technology (Shanghai) Co., Ltd., dated November 16, 2023
8.1*	List of Significant Subsidiaries and VIE of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dada Nexus Limited

	By:	/s/ Bing Fu
		Name:	Bing Fu
		Title:	Interim President

Date: April 22, 2024

DADA NEXUS LIMITED

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Dada Nexus Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dada Nexus Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 22, 2024, expressed an adverse opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters do not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition — Online advertising and marketing service revenue to brand owners or their agents — Refer to Note 2.15 to the financial statements

Critical Audit Matter Description

The Company provides online advertising and marketing services to brand owners or their agents and recognizes revenue when service is rendered. The provision of such services and recording of related revenue heavily relies on automated processes and controls over the capture, measurement and recording of transactions, which involves significant volume of data.

We identified the occurrence of revenue from online advertising and marketing services provided to brand owners or their agents as a critical audit matter. As the high volume of transactions and the nature of the audit evidence obtained to demonstrate the occurrence of these transactions is highly dependent on the IT systems, auditor judgment was required to determine the nature, timing and extent of audit evidence required to be obtained, and the need to involve IT professionals to assist with the performance of certain procedures and to evaluate the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

●	With the assistance of our IT specialists, we:
-

Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

-	Performed testing of system interface controls and automated controls within the relevant revenue streams, including the controls designed to ensure the occurrence and accuracy of revenue.
●	We tested the effectiveness of relevant manual controls over the Company’s revenue recognition process over online advertising and marketing services.
●	For a sample of revenue transactions, we performed detail transaction testing by tracing the amounts recognized to supporting documents, such as executed contracts, invoices, evidence of services provided, and evidence of customer remittance of payment.
●	We performed background search of a sample of agents and vendors of the Company to evaluate the existence of undisclosed related party relationship.

Impairment of assets — Goodwill— Refer to Note 2.13 to the financial statements

Critical Audit Matter Description

The Company’s evaluation of goodwill for impairment involves the comparison of the fair value to its carrying value. Management performs an impairment assessment annually, or whenever events or changes in circumstances indicate that the value may be below its carrying value. The Company used the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to future business performance and market conditions, including the discount rate and forecasts of future revenues, and terminal value used, among others. The difference between fair value and carrying value of the company exceeded carrying value of goodwill as of the measurement date and, therefore, the Company recognized impairment loss of RMB958 million.

We identified the evaluation of goodwill for the Company as a critical audit matter because of the significant judgments made by management to estimate the fair value of the company. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to selection of the discount rate, terminal growth rate and forecasts of future revenue of the Company.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluation of goodwill included the following, among others:

●	We obtained an understanding, evaluated the design and operating effectiveness of the controls related to management's impairment evaluation, including those controls related to management's selection of the discount rate and forecasts of future revenues developed for its cash generating.
●	We evaluated management's ability to appropriately forecast future revenues by comparing actual results to management's historical forecasts.
●	We evaluated the reasonableness of management's forecasts by comparing the forecast to:

– Historical revenues.

– Operation results subsequent to the year end.

●	We evaluated the competency, capability and objectivity of the independent external valuer engaged by management to assist the Company in developing the estimates of fair value for purposes of the goodwill impairment evaluation.
●	With the assistance of our internal valuation specialists, we evaluated the reasonableness of the valuation methodology and the mathematical accuracy of the calculations, and evaluated the reasonableness of the terminal growth rate and discount rate by:

– Testing the source information underlying the determination of terminal growth rate and discount rate.

– Developing a range of independent estimates for the discount rate and comparing that to the discount rate selected by management.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 22, 2024

We have served as the Company’s auditor since 2019.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Dada Nexus Limited:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Dada Nexus Limited and its subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended December 31, 2023 of the Company and our report dated April 22, 2024, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers outside the People’s Republic of China.

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

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment:

The Company did not design, implement and effectively operate controls with a sufficient level of precision to prevent and detect material misstatements related to certain online advertising and marketing business that experienced an expansion during 2023. This resulted in a material weakness that stems from the following deficiencies: (i) There was a lack of continuous and sufficient risk assessment and monitoring performed by management on such business, (ii) the Company lacked effective expenditure controls that properly review business substance of expenditures before authorizing payments related to such business and (iii) the Company did not maintain appropriate segregation of duties in the vendor management process related to such business.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2023, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 22, 2024

DADA NEXUS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 and 2023

(Amounts in thousands, except share data and otherwise noted)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
				(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		1,233,974	1,893,032	266,628
Restricted cash		433,895	519,207	73,129
Short-term investments	4	2,702,524	1,558,315	219,484
Accounts receivable, net of allowance for credit losses of RMB10,651 and RMB42,907 as of December 31, 2022 and 2023, respectively		313,502	386,768	54,475
Inventories		8,826	9,270	1,306
Amount due from related parties	16	1,060,987	1,287,080	181,281
Prepayments and other current assets	5	606,502	415,326	58,497
Total current assets		6,360,210	6,068,998	854,800
Non-current assets:
Property and equipment, net	6	16,849	8,392	1,182
Goodwill	2.13	957,605	—	—
Intangible assets, net	7	1,665,320	1,479,644	208,403
Operating lease right-of-use assets	8	37,592	16,335	2,301
Other non-current assets		8,223	512	71
Total non-current assets		2,685,589	1,504,883	211,957
TOTAL ASSETS		9,045,799	7,573,881	1,066,757
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities including amounts of the consolidated variable interest entity (“VIE”) and VIE’s subsidiaries without recourse to the Company (Note 2.2)
Current liabilities:
Short-term loan	9	100,000	—	—
Accounts payable		9,791	5,008	705
Payable to riders and drivers		794,320	867,323	122,160
Amount due to related parties	16	147,003	190,039	26,766
Accrued expenses and other current liabilities	10	931,943	922,483	129,929
Operating lease liabilities	8	24,460	14,719	2,073
Total current liabilities		2,007,517	1,999,572	281,633
Non-current liabilities:
Deferred tax liabilities	14	21,988	16,979	2,391
Non-current operating lease liabilities	8	16,574	414	58
Total non-current liabilities		38,562	17,393	2,449
TOTAL LIABILITIES		2,046,079	2,016,965	284,082
Contingencies	18

DADA NEXUS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2022 and 2023

(Amounts in thousands, except share data and otherwise noted)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
				(Note 2)
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000 shares authorized, 1,079,881,662 and 1,100,285,570 shares issued, 1,021,923,242 and 1,056,311,362 shares outstanding as of December 31, 2022 and 2023, respectively)	12	688	708	100
Additional paid-in capital		20,599,549	21,024,488	2,961,237
Accumulated deficit		(13,824,234)	(15,781,777)	(2,222,817)
Accumulated other comprehensive income		223,717	313,497	44,155
TOTAL SHAREHOLDERS’ EQUITY		6,999,720	5,556,916	782,675
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		9,045,799	7,573,881	1,066,757

The accompanying notes are an integral part of these financial statements.

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in thousands, except share and per share data and otherwise noted)

		For the Year Ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$
					(Note 2)
Net revenues (including related party revenues of RMB2,339,013, RMB3,928,088 and RMB4,738,106 for the years ended December 31, 2021, 2022 and 2023, respectively)		6,866,262	9,367,595	10,506,250	1,479,774
Costs and expenses:
Operations and support		(5,139,102)	(5,743,010)	(6,530,343)	(919,780)
Selling and marketing		(3,427,909)	(4,747,926)	(4,474,087)	(630,162)
General and administrative		(400,397)	(408,771)	(252,802)	(35,606)
Research and development		(573,949)	(630,911)	(416,346)	(58,641)
Impairment loss of goodwill		—	—	(957,605)	(134,876)
Other operating expenses		(60,326)	(77,423)	(47,456)	(6,684)
Total costs and expenses		(9,601,683)	(11,608,041)	(12,678,639)	(1,785,749)
Other operating income		156,714	120,921	63,859	8,994
Loss from operations		(2,578,707)	(2,119,525)	(2,108,530)	(296,981)
Other income/(expenses)
Interest expenses		(13,806)	(10,946)	(807)	(114)
Others, net		109,828	117,625	146,782	20,674
Total other income, net		96,022	106,679	145,975	20,560
Loss before income tax benefits		(2,482,685)	(2,012,846)	(1,962,555)	(276,421)
Income tax benefits	14	11,558	4,841	5,012	706
Net loss		(2,471,127)	(2,008,005)	(1,957,543)	(275,715)
Net loss available to ordinary shareholders of Dada Nexus Limited		(2,471,127)	(2,008,005)	(1,957,543)	(275,715)
Net loss per ordinary share:
Basic and diluted	13	(2.60)	(1.98)	(1.88)	(0.26)
Weighted average number of shares used in calculating net loss per ordinary share:
Basic and diluted		950,697,557	1,015,265,686	1,040,680,392	1,040,680,392
Net loss		(2,471,127)	(2,008,005)	(1,957,543)	(275,715)
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of tax of nil		(39,487)	333,507	89,780	12,645
Total comprehensive loss		(2,510,614)	(1,674,498)	(1,867,763)	(263,070)

The accompanying notes are an integral part of these financial statements.

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in thousands, except share data and otherwise noted)

						Accumulated
				Additional		other	Total
		Ordinary shares		paid-in	Accumulated	comprehensive	shareholders’
		Numbers		capital	deficit	(loss)/ income	equity
	Note	of Shares	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020		941,450,185	639	16,442,721	(9,345,102)	(70,303)	7,027,955
Shares issued for exercise of stock options and vest of restricted share units		14,425,931	12	31,742	—	—	31,754
Repurchase of ordinary shares	12	(28,099,564)	(18)	(968,391)	—	—	(968,409)
Share-based compensation	11	—	—	207,943	—	—	207,943
Net loss		—	—	—	(2,471,127)	—	(2,471,127)
Foreign currency translation adjustments		—	—	—	—	(39,487)	(39,487)
Balance as of December 31, 2021		927,776,552	633	15,714,015	(11,816,229)	(109,790)	3,788,629
Issuance of ordinary shares to JD Group	12	109,215,017	69	5,057,691	—	—	5,057,760
Shares issued for exercise of stock options and vest of restricted share units		19,069,453	9	10,656	—	—	10,665
Repurchase of ordinary shares	12	(34,137,780)	(23)	(401,543)	—	—	(401,566)
Share-based compensation	11	—	—	218,730	—	—	218,730
Net loss		—	—	—	(2,008,005)	—	(2,008,005)
Foreign currency translation adjustments		—	—	—	—	333,507	333,507
Balance as of December 31, 2022		1,021,923,242	688	20,599,549	(13,824,234)	223,717	6,999,720
Issuance of ordinary shares to JD Group	12	18,927,876	13	248,987	—	—	249,000
Shares issued for exercise of stock options and vest of restricted share units		15,460,244	7	12,799	—	—	12,806
Share-based compensation	11	—	—	163,153	—	—	163,153
Net loss		—	—	—	(1,957,543)	—	(1,957,543)
Foreign currency translation adjustments		—	—	—	—	89,780	89,780
Balance as of December 31, 2023		1,056,311,362	708	21,024,488	(15,781,777)	313,497	5,556,916

The accompanying notes are an integral part of these financial statements.

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in thousands and otherwise noted)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net loss	(2,471,127)	(2,008,005)	(1,957,543)	(275,715)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	192,567	496,958	515,724	72,638
Share-based compensation	207,943	218,730	163,153	22,980
Foreign exchange loss/(gain)	1,126	(7,419)	(63)	(9)
(Gain)/loss from disposal of property and equipment	(133)	546	715	101
Unrealized gains from wealth management products	—	(2,175)	(2,756)	(388)
Impairment loss of goodwill	—	—	957,605	134,876
Inventory write-down	176	297	—	—
Provision for credit loss	—	10,651	42,354	5,965
Changes in operating assets and liabilities:
Accounts receivable	51,260	28,171	(115,620)	(16,285)
Inventories	(1,561)	(2,779)	(444)	(63)
Amount due from related parties	(194,326)	(220,319)	(226,093)	(31,845)
Prepayments and other current assets	(65,491)	(53,236)	143,900	20,270
Operating lease right-of-use assets	30,309	39,219	21,257	2,994
Other non-current assets	(20,467)	(4,449)	7,711	1,086
Accounts payable	(4,046)	(9)	(4,783)	(674)
Notes payable	(170,000)	—	—	—
Payable to riders and drivers	(136,513)	213,337	73,003	10,282
Amount due to related parties	18,842	75,243	43,036	6,061
Accrued expenses and other current liabilities	(55,321)	315,779	(11,084)	(1,560)
Deferred tax liabilities	(11,558)	(5,012)	(5,009)	(706)
Operating lease liabilities	(29,260)	(40,968)	(25,901)	(3,648)
Net cash used in operating activities	(2,657,580)	(945,440)	(380,838)	(53,640)

Cash flows from investing activities:
Proceeds from disposal of short-term investments	730,278	3,694,301	2,754,169	387,917
Purchase of short-term investments	(1,162,294)	(4,670,101)	(1,578,399)	(222,313)
Purchase of property and equipment and intangible assets	(16,880)	(3,743)	(7,248)	(1,021)
Proceeds from disposal of property and equipment	166	917	634	89
Loan provided to third party companies (see Note 5)	(446,223)	(1,103,500)	(1,177,500)	(165,847)
Loan settled by third party companies (see Note 5)	208,290	1,055,733	1,223,200	172,284
Net cash (used in)/provided by investing activities	(686,663)	(1,026,393)	1,214,856	171,109

Cash flows from financing activities:
Proceeds from short-term loan	100,000	600,000	—	—
Repayment of short-term loan	(600,000)	(600,000)	(100,000)	(14,085)
Issuance of ordinary shares	—	3,451,921	—	—
Proceeds from exercise of share options	31,754	10,665	12,806	1,804
Repurchase of ordinary shares	(968,409)	(401,566)	—	—
(Payment of)/proceeds from stock sold on behalf of employees	(117,850)	(6,166)	1,996	281
Net cash (used in)/provided by financing activities	(1,554,505)	3,054,854	(85,198)	(12,000)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(51,457)	13,998	(4,450)	(626)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(4,950,205)	1,097,019	744,370	104,843
Cash and cash equivalents and restricted cash, beginning of the year	5,521,055	570,850	1,667,869	234,914
Cash and cash equivalents and restricted cash, end of the year	570,850	1,667,869	2,412,239	339,757

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in thousands and otherwise noted)

The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows.

		As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Cash and cash equivalents	512,830	1,233,974	1,893,032	266,628
Restricted cash	58,020	433,895	519,207	73,129
Total cash, cash equivalents, and restricted cash	570,850	1,667,869	2,412,239	339,757

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Supplemental disclosure for cash flow information
Cash paid for interest	5,013	10,621	807	114
Cash paid for income tax	—	171	—	—
Supplemental disclosure of non-cash investing and financing activities:
Payables related to property and equipment	655	1,799	274	39
Intangible assets acquired from JD investments (Note 7)	—	1,605,839	249,000	35,071

The accompanying notes are an integral part of these financial statements.

DADA NEXUS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS

Dada Nexus Limited (the “Company”) was incorporated under the laws of the Cayman Islands on July 8, 2014. The Company through its wholly-owned subsidiaries, VIE and VIE’s subsidiaries (collectively, the “Group”) primarily provides on-demand retail platform services and on-demand delivery services to its customers through its mobile platforms, websites and mini programs. The Group’s principal operations and geographic markets are in the People’s Republic of China (the “PRC”).

As of December 31, 2023, the Company’s major subsidiaries, VIE and VIE’s subsidiaries (“Consolidated VIEs”) were as follows:

			Percentage
			of direct
			or indirect
	Place of	Date of incorporation /	economic
Name of Company	incorporation	acquisition	ownership	Principal activities
Major Subsidiaries
Dada Group (HK) Limited (“Dada HK”)	Hong Kong	July 24, 2014	100%	Investment holding
Dada Glory Network Technology (Shanghai) Co., Ltd. (“Dada Glory”)	the Chinese mainland	November 7, 2014	100%	On-demand delivery services platform (“Dada Now”)
Shanghai JD Daojia Yuanxin Information Technology Co., Ltd. (“Shanghai JDDJ”)	the Chinese mainland	April 26, 2016	100%	On-demand retail services platform (“JDDJ”)
VIE
Shanghai Qusheng Internet Technology Co. Ltd. (“Shanghai Qusheng”)	the Chinese mainland	July 2, 2014	100%	Holding value-added telecommunications services license of Dada Now and maintaining Dada Now website
VIE’s Major Subsidiary
Shanghai JD Daojia Youheng E-Commerce Information Technology Co., Ltd. (“JDDJ Youheng”)	the Chinese mainland	December 3, 2015	100%	Holding value-added telecommunications services license of JDDJ and maintaining JDDJ website

2.   PRINCIPAL ACCOUNTING POLICIES

2.1 Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the years presented.

2.2 Basis of consolidation

The financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries in which it has a controlling financial interest. The results of the subsidiaries, VIE and VIE’s subsidiaries are consolidated from the date on which the Company obtained control and continue to be consolidated until the date that such control ceases. All intercompany balances and transactions between the Group, its subsidiaries, VIE and VIE’s subsidiaries have been eliminated upon consolidation.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.2 Basis of consolidation - continued

VIE Arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and other restricted businesses in the Chinese mainland through Shanghai Qusheng and its wholly-owned subsidiaries, whose equity interests are held by certain individuals or entities (“Nominee Shareholders”). The Group obtained control over the VIE and VIE’s subsidiaries by entering into a series of contractual arrangements amongst Dada Glory, VIE and its Nominee Shareholders. The contractual agreements were originally signed in November 2014 and further amended on December 28, 2022 and November 16, 2023, primary for change of Nominee Shareholders. As of November 16, 2023, Dada Glory had 50% direct ownership of Shanghai Qusheng, and the remaining 50% ownership was held by the Nominee Shareholder. The following is a summary of the agreements which allow Dada Glory to exercise effective control over Shanghai Qusheng.

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Dada Glory and the VIE, Dada Glory has the exclusive right to provide the VIE with complete business support and technical and consulting services, including but not limited to technical services, network support, business consultations, intellectual property licenses, equipment or leasing, marketing consultancy, system integration, product research and development, and system maintenance. Without Dada Glory’s prior written consent, the VIE may not accept any consultations and/or services regarding the matters contemplated by this agreement provided by any third party during the term of the agreement. The VIE agrees to pay Dada Glory service fees at an amount equals to 100% of the net income generated by the VIE, which should be paid on a monthly basis. However, no such service fees have been paid during the periods as the VIE has been in accumulated loss position. Dada Glory has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. To guarantee the VIE’s performance of its obligations thereunder, Nominee Shareholder of the VIE have pledged all of their equity interests in the VIE to Dada Glory pursuant to the share pledge agreement. The exclusive business cooperation agreement has an initial term of 10 years and shall be extended if confirmed in writing by Dada Glory prior to the expiration. The extended term shall be determined by Dada Glory, and the VIE shall accept such extended term unconditionally.

Exclusive Option Agreements

Pursuant to the exclusive option agreements, Nominee Shareholder of the VIE has irrevocably granted Dada Glory, or any person designated by Dada Glory, an exclusive option to purchase all or part of its equity interests in the VIE. Dada Glory may exercise such options at a price equal to the lowest price as permitted by applicable PRC laws at the time of transfer of equity. The VIE and Nominee Shareholder of the VIE covenant that, without Dada Glory’s prior written consent, they will not, among other things, (i) supplement, change or amend the VIE’s articles of association and bylaws, (ii) increase or decrease the VIE’s registered capital or change its structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in the VIE, other than those created under the equity interest pledge agreement, (iv) sell, transfer, mortgage, or dispose of their legal or beneficial interests in and any assets of the VIE and any legal or beneficial interests, (v) enter into any material contract by the VIE, except in the ordinary course of business, or (vi) merge or consolidate the VIE with any other entity. The exclusive option agreement has an initial term of ten years, and at the end of the initial term shall be renewed for a further term as specified by Dada Glory or terminated by Dada Glory in its sole discretion.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.2 Basis of consolidation - continued

VIE Arrangements - continued

Share Pledge Agreements

Pursuant to the share pledge agreements, Nominee Shareholder of the VIE has pledged the security interest in their respective equity interests in the VIE, representing 50% equity interests in the VIE in aggregate to Dada Glory, to guarantee performance by Nominee Shareholder of their obligations under the powers of attorney, the exclusive business cooperation agreement and the exclusive option agreement, as well as the performance by the VIE of its obligations under the exclusive business cooperation agreement and the exclusive option agreement. In the event of a breach by the VIE or any of its shareholders of contractual obligations under these contractual arrangements, Dada Glory, as pledgee, will have the right to take possession of and dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. Nominee Shareholder of the VIE also covenant that, without the prior written consent of Dada Glory, they shall not transfer or agree to other’s transfer of the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity interests. The equity interest pledge agreement will remain effective until the contractual obligations are fully fulfilled and terminated. During the equity pledge period, Dada Glory is entitled to all dividends and other distributions generated by the VIE.

Powers of Attorney

Pursuant to the power of attorney, each of Nominee Shareholder of the VIE has executed a power of attorney to irrevocably authorize Dada Glory, or any person designated by Dada Glory, to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIE, including, but not limited to, (i) the right to propose, convene and attend shareholders’ meetings, (ii) vote on any resolution on behalf of the shareholders that require the shareholders to vote under PRC law and the VIE’s articles of association, such as the sale, transfer, pledge and disposal of all or part of a shareholder’s equity interest in the VIE, and designate and appoint the VIE’s legal representative, director, supervisor, chief executive officer and other senior management members on behalf of the shareholders. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of the VIE or otherwise instructed by Dada Glory.

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

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.2 Basis of consolidation - continued

VIE Arrangements - continued

Risks in relation to the VIE structure

The Company believes that the contractual arrangements amongst Dada Glory, Shanghai Qusheng and their respective shareholders are in compliance with PRC law and are legally enforceable. The Nominee Shareholder of Shanghai Qusheng are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, Shanghai Qusheng and its Nominee Shareholder may fail to take certain actions required for the Company’s business or to follow the Company’s instructions despite their contractual obligations to do so. Furthermore, if Shanghai Qusheng or its Nominee Shareholder do not act in the best interests of the Company under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Company will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provided for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Shanghai Qusheng, and its ability to conduct the Company’s business may be adversely affected.

The following amounts and balances of the Consolidated VIEs were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions within the Group:

	As of December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	13,968	339
Accounts receivable, net	373	342
Amount due from related parties	2,688	1,454
Prepayments and other current assets	4,122	825
Property and equipment, net	84	52
Intangible assets, net	9,302	7,869
Other non-current assets	92	33
Total assets	30,629	10,914

Payable to riders and drivers	304	269
Amount due to related parties	966	1,408
Accrued expenses and other current liabilities	15,559	11,322
Total liabilities	16,829	12,999

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues	13,104	15,769	1,219
Net loss	(58,641)	(36,743)	(29,952)
Net cash provided by/(used in) operating activities	4,308	10,007	(36,203)
Net cash used in investing activities	(859)	—	(63)

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.2 Basis of consolidation - continued

VIE Arrangements - continued

The VIE contributed approximately 0.2%, 0.2% and 0.01% of the Group’s consolidated net revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the VIE accounted for approximately 0.3% and 0.1% of the consolidated total assets, and approximately 0.8% and 0.6% of the consolidated total liabilities, respectively.

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

2.3 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the useful lives of property and equipment and intangible assets, allowance for credit losses, assumptions used to measure the impairment loss of goodwill, property and equipment and intangible assets, and realization of deferred tax assets.

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

Assets and liabilities of the Company and its subsidiaries with functional currency other than RMB are translated into RMB at fiscal year-end exchange rates. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated at average exchange rates during the fiscal year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive (loss)/income.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.5 Convenience translation

The Group’s business is primarily conducted in China and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2023, or at any other rate.

2.6 Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which is highly liquid and unrestricted as to withdrawal and use.

2.7 Restricted cash

The Group’s restricted cash mainly represents cash received from consumers and reserved in bank supervised accounts for payments to retailers on the on-demand retail platform and payments to riders and drivers on the on-demand delivery platform.

2.8 Short-term investments

Short-term investments include (i) wealth management products with variable interest rates and will mature within one year; (ii) time deposits with original maturities longer than three months but less than one year. The Group elects the fair value option to record investments in wealth management products with variable interest rates and deposits indexed to foreign exchange with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments.Changes in the fair value are reflected in the consolidated statements of operations and comprehensive loss. The gains recognized from wealth management products are RMB14,524, RMB19,865, and RMB25,760 for the years ended December 31, 2021, 2022 and 2023, respectively.

Starting from 2023, the Company presents on a net basis of its investing cash flows related to purchase/disposal of short-term investments with original maturities less than three months and its financing cash flows related to proceeds/repayment of short-term loans within three months that qualify for net reporting under U.S. GAAP. Prior years’ disclosures have been revised to relevant amounts to conform to the current years’ presentation.

2.9 Accounts receivable, net

Accounts receivable mainly consists of amount due from the Group’s customers, which is recorded net of allowance for credit losses. The Group has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, and other factors that may affect its ability to collect from customers. Allowance of RMB10,651 and RMB42,907 was recognized for accounts receivable as of December 31, 2022 and 2023, respectively. Provision for credit loss of RMB10,651 and RMB42,354 was recorded for the year ended December 31, 2022 and 2023, respectively.

2.10 Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is determined based upon factors such as historical and forecasted consumer demand, and promotional environment.

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

2.12 Intangible assets, net

Intangible assets purchased are measured at cost. The Group’s intangible assets primarily comprise of business cooperation agreement (“BCA”), non-compete commitment (“NCC”), technology, trademark and domain name arising from the Group’s acquisition of JDDJ business from JD.com, Inc. (“JD”) in 2016 and BCA arising from JD Investments (as defined below in note 12) in 2022 and 2023, respectively, which are recognized at fair value based on a valuation upon acquisition. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives as follows:

Category	Amortization Years
BCA	3-10
NCC	7
Technology	3.7
Trademark and domain name	9-9.7

2.13 Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisition of JDDJ business from JD occurred in 2016. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if any indication of impairment exists.

In evaluation of goodwill impairment, the Group performs a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the Group compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

Application of goodwill impairment test in quantitative analysis requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

2.   PRINCIPAL ACCOUNTING POLICIES – continued

2.13 Goodwill – continued

The Group has determined it has only one reporting unit and applied quantitative assessment in its annual impairment loss of goodwill analysis as of December 31 of each years. No impairment loss of goodwill was recorded for the years ended 2021 and 2022 as the fair value of reporting unit significantly exceeded its carrying value at respective assessment date. As of December 31, 2023, considering the duration and severity of the decline in Dada’s market capitalization, the Group assessed that it was more likely than not that the fair value of the Group was less than its carrying amount and performed quantitative impairment test. The fair value of the Group was determined based on the discounted cash flow analysis using the following significant assumptions (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using terminal year long-term future growth rate, and (c) a discount rate. As a result, the fair value of the Group was estimated to be below the carrying amount and the Group recorded a RMB957,605 impairment loss of goodwill in the consolidated statements of  operations and comprehensive loss for the year ended December 31, 2023.

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

As of December 31, 2023, investments in wealth management products are measured using Level 2 input and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition. The fair values of investments in wealth management products are measured based on currently redeemable prices offered by the selling banks, which are considered as level 2 inputs.

2.    PRINCIPAL ACCOUNTING POLICIES - continued

2.15 Revenue recognition

The Group derives its revenues principally from (1) providing on-demand retail platform services and fulfillment services to retailers, and online advertising and marketing services to its customers (e.g. brand owners or their agents) on JDDJ platform, and (2) providing on-demand delivery services to merchants and individual senders on Dada Now platform. Revenue is stated net of value added tax, discounts and return allowances.

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

The Group fulfills the delivery needs of retailers on JDDJ and other customers on Dada Now by utilizing the Group’s network of registered riders on Dada Now. Under this type of services, the Group enters into agreements with customers, which enforce the Group’s acceptance of all the related delivery requests at the prices stipulated in the agreements. The Group has determined that it acts as the principal in these transactions as the Group is primarily responsible for the delivery of merchandise and has the ability to control the related services. The Group has the ability to control the services provided by riders as it is responsible for and guarantees identifying and directing riders that meet the quality criteria stipulated in the agreements to complete the deliveries requested by customers. Additionally, the Group has ultimate control over the amounts charged to the customers. Although in this type of services, the riders still have the ability to accept, decline or disregard a delivery assignment, it is the Group’s responsibility to find a replacement and complete the delivery timely. Revenues resulting from these services are recognized on a gross basis at a pre-determined amount for each completed delivery, with the amounts paid to the riders recorded in operations and support costs. These revenues are recognized at the point of delivery of merchandise.

In addition, the Group arranges for on-demand delivery services to be provided through Dada Now platform where it assists its customer in finding a rider to complete a delivery requested by the customer. The Group concludes that it acts as an agent in these transactions as it is not responsible for fulfilling the promise to provide the delivery services, nor does the Group have the ability to control the related services. The Group does not have the ability to control the services provided by riders due to the following: (i) the Group does not pre-purchase or otherwise obtain control of the riders’ services prior to their transfer to the customers; (ii) the Group does not guarantee an order could be taken by a rider; (iii) the Group cannot direct the riders to accept, decline or disregard a transaction request and (iv) the Group’s platform services do not include the delivery services provided to the customers by the riders. The service fee earned by the Group is the difference between the amount paid by the customer based on an upfront quoted fare and the amount earned by the rider based on expected delivery time, distance and other factors, which are both fixed at the time a transaction is entered into with a customer. The Group may record a loss from a transaction when an upfront quoted fare offered to the customer is less than the amount the Group is committed to paying to the rider. The revenue is recognized on a net basis at the point of delivery of merchandise. The loss on this type of transactions is recorded in operations and support costs in the consolidated statements of operations and comprehensive loss, as it is not related to any other current, previous or future transactions with the customer and in substance, is an expense paid to the rider. The losses included in operations and support costs were RMB95,281, RMB85,177 and RMB53,074 for the years ended December 31, 2021, 2022 and 2023, respectively.

The Group also provides online advertising and marketing services to its customers (e.g. brand owners or their agents) on JDDJ platform. Revenue is recognized when service is rendered. Online advertising and marketing services revenues are recognized on a gross basis over a period of time.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.15 Revenue recognition – continued

Other services provided by the Group comprise packaging services. Revenue is recognized when service is rendered at the point in time.

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

Rider incentives

The Group offers various incentive programs to riders, primarily in the form of volume-based incentives. The riders are not the Group’s customers as they do not pay for their use of the Group’s platform in any form. Therefore, for transactions where the Group acts as an agent and recognizes revenue on a net basis, the related rider incentives are recorded as a reduction of revenue. The incentive amount in excess of the related revenue is included in operations and support costs. For transactions where the Group acts as a principal and recognizes revenue on a gross basis, the related rider incentives are included in operations and support costs. For the years ended December 31, 2021, 2022 and 2023, incentives to riders recorded in operations and support costs were RMB88,494, RMB79,238 and RMB41,056, respectively.

Consumer incentives

The consumer incentives are offered to promote the Group’s platform or brand owners’ products in the form of promotion coupon on JDDJ, which are valid only during a limited period of time. These incentives are provided at the Group’s discretion and are not contractually required by the retailers or brand owners. These incentives also do not reduce the overall pricing of the services provided by the Group. As the Group has no performance obligation to consumers, who are not the Group’s customers, consumer incentives offered to promote the Group’s platform are recognized as selling and marketing expenses, and consumer incentives offered on brand owners’ products are recognized as operation and support costs. For the years ended December 31, 2021, 2022 and 2023, RMB2,223,109, RMB2,782,585 and RMB2,548,189 were recorded as selling and marketing expenses, and RMB715,883, RMB1,013,636 and RMB1,055,745 were recorded as and operation and support costs, respectively.

All the consumer incentives granted can be categorized into (i) incentives granted concurrent with a purchase transaction, and (ii) incentives granted not concurrent with a purchase transaction. When the incentive is granted concurrent with a purchase transaction, expenses or reduction of revenue are accrued, in the most likely amount to be earned, as the related transactions are recorded. Since such incentives are generally earned over a very short period of time, there is limited uncertainty when estimating the expenses to be accrued or variable consideration to be recorded as a reduction of revenue. When the incentive (i.e. a coupon) is granted not concurrent with a purchase transaction, expenses or reduction of revenue are recognized upon the redemption of such incentive.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.15 Revenue recognition - continued

Disaggregation of revenues

For the years ended December 31, 2021, 2022 and 2023, all of the Group’s revenues were generated in the PRC. The disaggregated revenues by revenue streams were as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
JDDJ: (1)
Services	4,045,550	6,205,180	6,489,420
Sales of goods	—	4,845	2,334
Subtotal	4,045,550	6,210,025	6,491,754
Dada Now: (2)
Services	2,753,458	3,082,928	3,963,593
Sales of goods	67,254	74,642	50,903
Subtotal	2,820,712	3,157,570	4,014,496
Total	6,866,262	9,367,595	10,506,250

Notes:

(1)	Includes net revenues from (i) commission fee, and online advertising and marketing services of RMB2,275,306, RMB3,831,218 and RMB3,810,368 for the years ended December 31, 2021, 2022 and 2023, respectively; and (ii) fulfillment services and others of RMB1,770,244, RMB2,373,962 and RMB2,679,052 for the years ended December 31, 2021, 2022 and 2023, respectively.
(2)	Includes net revenues from on-demand delivery services and freight services. Revenue from on-demand delivery services for which the Group acts as a principal was RMB1,681,121, RMB2,343,206 and RMB3,279,905 for the years ended December 31, 2021, 2022 and 2023, respectively.

Contract balances

The remaining unsatisfied performance obligation as of December 31, 2022 and 2023 was immaterial.

Timing of revenue recognition may differ from the timing of invoicing customers. Accounts receivable represents amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.15 Revenue recognition - continued

The Group receives advance payments from customers pursuant to the agreements with certain customers before the services or products are provided, which is recorded as advance for online advertising and marketing services or goods sale included in the accrued expenses and other current liabilities on the consolidated balance sheets. The opening and closing balances of the Group’s advances from customers are as follows:

Advances from
Customers
RMB
Ending Balance as of January 1, 2021	26,251
Additions, net	23,264
Ending Balance as of December 31, 2021	49,515
Additions, net	44,407
Ending Balance as of December 31, 2022	93,922
Additions, net	56,321
Ending Balance as of December 31, 2023	150,243

The opening balances of RMB26,251, RMB49,515 and RMB93,922 were recognized as revenue in the years ended December 31, 2021, 2022 and 2023, respectively.

Practical expedients and exemptions

The Group elects not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

2.16 Operations and support

Operations and support costs primarily consist of (i) riders’ and drivers’ remuneration and incentives to fulfil the Group’s delivery orders and picking orders, (ii) expenses incurred in providing customer and rider care services or the service fee charged by external customer service providers, (iii) expenses charged by outsourced delivery agencies, (iv) expenses incurred in providing online advertising and marketing services, (v) transaction fees charged by third-party payment platform, and (vi) packaging cost as well as other operations and support costs directly attributed to the Group’s principal operations.

2.17 Selling and marketing

Selling and marketing expenses primarily consist of online and offline promotion and coupons to promote the Group’s platforms, advertising and marketing expenses to attract or retain consumers for the Group’s JDDJ platform and Dada Now platform, payroll and related expenses for employees involved in selling and marketing functions, as well as the expenses incurred for facilities and equipment, such as depreciation expenses, rental and others. The advertising and marketing expenses amounted to RMB574,569, RMB944,471 and RMB753,490 for the years ended December 31, 2021, 2022 and 2023, respectively.

2.18 Research and development

Research and development expenses primarily consist of technology infrastructure expenses, payroll and related expenses for employees involved in platform development, charges for the usage of the server and computer equipment, and editorial content.

2.19 Other operating expenses

Other operating expenses primarily consist of purchase price of merchandise sold on Dada Now.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.20 Leases

As a lessee

The Group leases office space and warehouse facilities in different cities in PRC under non-cancellable operating lease agreements that expire at various dates through September 2025. The Group elected the short-term lease exemption for all contracts with an original lease term of 12 months or less.

Under ASC 842, “Leases”, the Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use (“ROU”) assets on its consolidated balance sheets at the lease commencement. The Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Group’s incremental borrowing rate, an estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Group measures the operating lease ROU assets based on the corresponding lease liabilities adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term after the lessor makes the underlying asset available to the Group. Some of the Group’s lease contracts include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group does not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

2.21 Share-based compensation

The Group accounts for share options and restricted share units granted to employees, directors, and consultants under ASC 718, “Stock Compensation”. In accordance with the standards, the Group determines whether a share-based compensation should be classified and accounted for as a liability award or an equity award.

Options and restricted share units granted to employees and non-employees, including directors, vest upon satisfaction of a service condition, which is generally satisfied over two to four years, and are measured at fair value as of the grant date. The Company elects to recognize forfeitures when they occur.

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

2.22 Loss per share

Basic loss per share is computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods presented.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had share options and restricted share units, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted loss per share the effect of the share options and restricted share units are computed using the treasury stock method.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

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

The Group’s CODM has been identified as the president or interim president who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

The Group’s long-lived assets are all located in the PRC and all of the Group’s revenues are derived from the PRC. Therefore, no geographic information is presented.

2.26 Comprehensive loss

Comprehensive loss is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss is reported in the consolidated statements of operations and comprehensive loss. Accumulated other comprehensive income as presented in the accompanying consolidated balance sheets, represents accumulated foreign currency translation adjustments.

2.27 Recent accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the CODM and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in the group including the additional required disclosures when adopted. The Group is currently evaluating the provisions of this ASU and expect to adopt them for the year ending December 31, 2024.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Group has evaluated this ASU and expects to add additional disclosures to the consolidated financial statements, once adopted.

3.   FAIR VALUE MEASUREMENTS

The Group’s financial instruments mainly include cash and cash equivalent, restricted cash, short-term investments, accounts receivable, prepayments and other current assets, amount due from and due to related parties, accounts payable, certain other current liabilities, short-term loan and payable to riders and drivers. The carrying amounts of short-term financial instruments approximate their fair value due to their short-term nature.

Certain non-financial assets are measured at fair value on a nonrecurring basis, including property and equipment, operating lease right-of-use assets, goodwill and intangible assets and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance and discount rate to the discounted cash flow valuation methodology. During the years ended December 31, 2021, 2022, the Group did not recognize any impairment of non-financial assets. During the year ended December 31, 2023, the Group recorded a RMB957,605 impairment loss of goodwill. Please refer to note 2.13 for more details.

4.   SHORT-TERM INVESTMENTS

	As of December 31,
	2022	2023
	RMB	RMB
Time deposits	2,031,336	1,204,059
Wealth management products	671,188	354,256
Total	2,702,524	1,558,315

5.   PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2022	2023
	RMB	RMB
Loan provided to third party companies (1)	285,700	240,000
VAT receivables	145,868	91,022
Funds receivable from third party mobile and online payment platforms	71,394	47,842
Advance to suppliers	32,621	20,641
Interest receivable	61,325	7,332
Other receivables	9,594	8,489
Prepayments and other current assets	606,502	415,326

Note:

(1)	In 2021, the Group made available to third party companies a one-year revolving credit facility of up to RMB300,000 with annualized interest rate of 4.5%. The facility was guaranteed by certain shareholders of those third party companies. In 2022, the Group agreed to extend the maturity date mentioned in the original agreement to the date of April 26, 2024 and increase the cap of the revolving credit facility to RMB400,000. Each loan under this credit facility has a maturity of three months.

6.   PROPERTY AND EQUIPMENT, NET

Property and equipment and the accumulated depreciation were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Office facilities	2,844	2,163
Software	20,610	21,298
Computer equipment	18,797	17,981
Vehicles	285	201
Leasehold improvement	59,302	59,294
Total cost	101,838	100,937
Less: accumulated depreciation	(84,989)	(92,545)
Property and equipment, net	16,849	8,392

Depreciation expenses related to property and equipment were RMB18,826, RMB27,055 and RMB14,202 for the years ended December 31, 2021, 2022 and 2023, respectively.

7.   INTANGIBLE ASSETS, NET

Gross carrying amount, accumulated amortization and net book value of the intangible assets were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
BCA	2,235,457	2,529,525
NCC	580,678	590,525
Trademark and domain name	340,053	340,053
Technology	96,000	96,000
Less: accumulated amortization	(1,586,868)	(2,076,459)
Intangible assets, net	1,665,320	1,479,644

Amortization expenses related to intangible assets were RMB173,741, RMB469,903 and RMB501,522 for the years ended December 31, 2021, 2022 and 2023, respectively.

Along with JD Investments (as defined below in note 12) on February 28, 2022, JD and the Group entered into a BCA which granted the Group certain strategic resources. The BCA primarily included cooperation areas such as user traffic and search results. The Group recognized BCA arising from JD Investments of USD254,000 (RMB1,605,839) and amortized it on a straight-line basis over the 5-year contract term.

In April 2023, JD and the Group entered into a BCA which granted the Group certain strategic resources. The BCA primarily includes cooperation areas for user traffic. The Group recognized BCA arising from JD Investments of RMB249,000 and amortized it on a straight-line basis over the 3-year contract term.

7.   INTANGIBLE ASSETS, NET - continued

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Future Amortization Expense
RMB
For the years ending December 31,
2024	500,914
2025	500,907
2026	411,564
2027	65,190
2028 and thereafter	1,069
Total	1,479,644

8.  OPERATING LEASES

For the years ended December 31, 2021, 2022 and 2023, the Group incurred operating lease costs amounting to RMB50,537, RMB35,973 and RMB22,207 respectively, excluding RMB9,256, RMB9,031 and RMB10,003 for short-term leases not capitalized as ROU assets, respectively.

Supplemental cash flow information related to operating leases included in operating lease assets and liabilities was as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash payments for amounts included in measurement of liabilities	49,864	36,890	22,259
New operating lease assets obtained in exchange for operating lease liabilities	18,744	5,836	29,371
ROU modification due to early surrender	(3,154)	(11,873)	(29,645)
Lease liabilities modification due to early surrender	2,778	12,705	34,234

As of December 31, 2022 and 2023, the Group’s operating leases had a weighted average remaining lease term of 1.7 and 0.9 years and a weighted average discount rate of 4.8% and 4.8%, respectively.

Future lease payments under operating leases, excluding short-term leases not capitalized, as of December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Within one year	25,836	15,030
Within a period of more than one year but not more than two years	16,878	419
Total future lease payments	42,714	15,449
Less: imputed interest	(1,680)	(316)
Total lease liabilities balance	41,034	15,133
Less: Current operating lease liabilities	24,460	14,719
Long-term operating lease liabilities	16,574	414

The future lease payments for short-term leases not capitalized as ROU assets were RMB2,061 and RMB2,257 as of December 31, 2022 and December 31, 2023, which will be paid within one year.

9.   SHORT-TERM LOAN

	As of December 31,
	2022	2023
	RMB	RMB
Short-term bank borrowings	100,000	—

The Group borrowed short-term loan of RMB100,000 for the year ended December 31, 2022 with interest rate of 1.8% per annum and fully repaid during the year ended December 31, 2023. For the year ended December 31, 2023, the Group borrowed RMB24 million and fully repaid within one month, which was presented on a net basis in the financing activities. The interest expense incurred for the short-term bank borrowings for the years ended December 31, 2022 and 2023 amounted to RMB10,946 and RMB807, respectively.

In March 2023, the Group entered into an one-year unsecured revolving credit of RMB500 million with a reputable commercial bank, which can be used for borrowings, bankers’ acceptances, bank guarantees and other purposes in accordance with the relevant agreements. As of December 31, 2023, the facility was unused.

10.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2022	2023
	RMB	RMB
Payables to retailers on JDDJ(1)	220,913	199,344
Accrued marketing expenses	179,608	171,501
Salaries and welfare payables	227,338	151,101
Advance for online advertising and marketing services	88,694	141,141
Deposits from retailers and outsourced agencies	56,466	78,379
Advance for delivery services(2)	37,222	60,592
Tax payables	13,581	40,034
Professional fee payable	62,048	30,741
Others	46,073	49,650
Total	931,943	922,483

Notes:

(1)	Payables to retailers on JDDJ represent cash collected on behalf of retailers for goods sold through JDDJ.
(2)	Advance for delivery services represent the prepayments for on-demand delivery services. The amount is refundable if no service is provided.

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

In June 2020, the Group adopted the 2020 Incentive Compensation Plan (“2020 Plan”), which permits the granting of share options, restricted share units and other equity incentives to employees, directors and consultants of the Group. The 2020 Plan administrator is the Group’s board of directors. The board may also authorize one or more of the Group’s officers to grant awards under the plan. The Group has initially authorized 45,765,386 ordinary shares, plus an annual increase on the first day of each year during the ten-year term of the 2020 Plan commencing with the year beginning January 1, 2021, by an amount equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding year, for issuance under the 2020 Plan. The options expire in ten years from the date of grant. The Company uses treasury shares or new shares for issuing shares under 2020 Plan.

11.   SHARE-BASED COMPENSATION - continued

For the years ended December 31, 2021, 2022 and 2023, total share-based compensation expenses recognized were RMB207,943, RMB218,730 and RMB163,153, respectively. The following table sets forth the allocation of share-based compensation expenses:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Selling and marketing	50,430	60,474	69,799
General and administrative	111,307	98,243	40,313
Research and development	46,206	60,013	53,041
Total	207,943	218,730	163,153

Share option

Under the 2015 Plan and 2020 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. The Group recognized RMB52,569, RMB30,928 and RMB18,198 of stock-based compensation expenses for the years ended December 31, 2021, 2022 and 2023, respectively. The Group did not grant any share options for the years ended December 31, 2021, 2022 and 2023.

The following table summarized the Group’s share option activities under the option plans:

			Weighted
		Weighted	Average	Weighted
		Average	Remaining	Average	Aggregate
	Number	Exercise	Contract Life	Grant Date	Intrinsic
	of Options	Price	(years)	Fair Value	Value
		US$		US$	US$
Outstanding at January 1, 2023	10,404,360	0.67	5.06	2.11	11,219
Exercised	(3,984,236)	0.46		1.86
Forfeited	(270,040)	0.80		3.86
Outstanding at December 31, 2023	6,150,084	0.76	4.59	2.20	404
Vested and expect to vest at December 31, 2023	6,150,084	0.76	4.59	2.20	404
Exercisable at December 31, 2023	5,632,464	0.76	4.43	2.01	389

The total intrinsic value of options exercised during the years ended December 31, 2021, 2022, and 2023 was RMB674,174, RMB203,841 and RMB51,110, respectively. As of December 31, 2023, there was RMB2,629 of total unrecognized compensation expense related to options, which is expected to be recognized over a weighted-average period of 0.26 years.

Restricted share units

The Group granted restricted share units to employees and non-employees in 2021, 2022 and 2023.

In 2021, the Group granted in total 9,253,000 restricted share units generally subject to a four-year service vesting schedule under the 2020 Plan. The weighted average estimated fair value on the grant date of each restricted share unit was US$6.04 (RMB38.48).

In 2022, the Group granted in total 13,178,072 restricted share units, subject to a two-year or four-year service vesting schedule under the 2020 Plan. The weighted average estimated fair value on the grant date of each restricted share unit was US$2.02 (RMB13.94).

In 2023, the Group granted in total 8,479,188 restricted share units, subject to a four-year service vesting schedule under the 2020 Plan. The weighted average estimated fair value on the grant date of each restricted share unit was US$1.66 (RMB11.76).

11.   SHARE-BASED COMPENSATION - continued

Restricted share units - continued

The following table summarized the Group’s restricted share unit activities under the 2015 Plan and the 2020 Plan:

	Number of	Weighted Average
	Restricted Share	Grant Date
	Units	Fair Value
		US$
Nonvested at January 1, 2023	19,629,929	3.39
Granted	8,479,188	1.66
Vested	(5,524,008)	3.60
Forfeited	(4,541,889)	3.18
Nonvested at December 31, 2023	18,043,220	2.51
Expected to vest at December 31, 2023	18,043,220	2.51

Restricted share units granted to employees and non-employees are measured based on the closing price of ordinary shares on the grant date and recognized as compensation cost on a straight-line basis over the requisite service period. Total share-based compensation expenses recognized for these restricted share units in 2021, 2022 and 2023 were RMB146,996, RMB183,798 and RMB135,755, respectively. The total fair value of restricted share units vested during the years ended December 31, 2021, 2022 and 2023, was RMB115,893, RMB214,134 and RMB80,913, respectively. As of December 31, 2023, there were RMB235,206 of unrecognized compensation expenses related to nonvested restricted share units which is expected to be recognized over a weighted-average period of 2.35 years.

JD’s Share Incentive Plan (the “JD Employee Awards”)

On April 26, 2016, the Group consummated the acquisition of JDDJ business from JD. The acquisition involved the transfer of certain employees from JD to the Group. These employees were granted with nonvested restricted share units by JD when they were employed by JD. The JD Employee Awards which are generally vested annually over six years continued in effect after the acquisition for the employees transferred to the Group, provided that these employees continue their employment with the Group or any subsidiaries of JD. In addition, certain employees of the Group were transferred from JD Group. Prior to their transfer, these employees were granted with JD Employee Awards and the JD Employee Awards remain in effect after their transfer to the Group per original agreement.

The Group recognizes the entire cost of JD Employee Awards incurred by JD, the Group’s shareholder, as compensation cost with a corresponding amount as a capital contribution according to ASC 505-10-25-3. The share-based compensation amounts related to JD’s share were RMB8,378, RMB4,004 and RMB9,200 for the years ended December 31, 2021, 2022 and 2023, respectively.

12.   ORDINARY SHARES

In June 2021, the Group’s Board of Directors authorized a share repurchase program (“2021 Share Repurchase Program”) under which the Group may repurchase up to US$150,000 worth of its American depositary shares (ADSs) during the 12-month period. Under the 2021 Share Repurchase Program, the Group repurchased 28,099,564 ordinary shares for US$150,000 (RMB968,409) on the open market, at a weighted average price of US$5.34 (RMB34.03) per share including commission cost, for the year ended December 31, 2021. In March 2022, the Board of Directors of the Company has authorized a share repurchase program (“2022 Share Repurchase Program”) whereby the Company was authorized to repurchase up to US$70,000 worth of its ADSs during the next 12-month period. Under the 2022 Share Repurchase Program, the Group repurchased 34,137,780 ordinary shares for US$60,145 (RMB401,566) on the open market, at a weighted average price of US$1.76 (RMB12.13) per share including commission cost, for the year ended December 31, 2022. The repurchases of ordinary shares are accounted for under the cost method whereby the entire cost of the acquired stock was recorded as reductions of ordinary shares and additional paid-in capital.

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

In April 2023, the Company and JD entered into a share subscription agreement. Upon the closing of this deal, the Company issued 18,927,876 ordinary shares to JD in exchange for the usage of certain strategic resources with a valuation of US$36 million for 3 years. JD holds, taking into account its existing shareholding, approximately 53.9% of the Company’s issued and outstanding shares upon the closing of this deal. The share subscription agreements entered into in February 2022 and April 2023 were collectively refered to as JD Investments.

13.   LOSS PER SHARE

Loss per share was computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net loss available to ordinary shareholders of the Company—basic and diluted	(2,471,127)	(2,008,005)	(1,957,543)
Denominator:
Weighted average number of ordinary shares outstanding	950,697,557	1,015,265,686	1,040,680,392
Basic and diluted loss per share	(2.60)	(1.98)	(1.88)

As a result of the Group’s net loss for the three years ended December 31, 2021, 2022 and 2023, the following weighted average numbers of the Company’s share options, and restricted share units outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Share options	18,640,216	15,028,082	7,194,850
Restricted share units	17,133,658	21,358,045	18,970,100

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

Chinese mainland

Under the PRC Corporate Income Tax Law (“CIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to corporate income tax at a uniform rate of 25%. Dada Glory and Shanghai JDDJ qualified as high and new technology enterprises (“HNTE”) (effective till 2023) and are eligible to a reduced income tax rate of 15% for the years ended December 31, 2021, 2022 and 2023 if certain conditions are met. Beijing Daguan Information Technology Co., Ltd. qualified as HNTE and is eligible to a reduced income tax rate of 15% for the years ended December 31, 2023, 2024 and 2025 if certain conditions are met.

Withholding tax on undistributed dividends

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the Chinese mainland be treated as a resident enterprise for the Chinese mainland tax purposes and consequently be subject to the Chinese mainland income tax at the rate of 25% for its global income. The implementing rules of the CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-Chinese mainland company is located”. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the Chinese mainland should be considered a resident enterprise for Chinese mainland tax purposes.

Loss by tax jurisdictions:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Loss from the Chinese mainland operations	2,225,317	1,402,607	461,858
Loss from the non-Chinese mainland operations	257,368	610,239	1,500,697
Total losses before tax	2,482,685	2,012,846	1,962,555

14.   TAXATION - continued

Income Taxes - continued

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current tax expenses	—	171	—
Deferred tax benefits	(11,558)	(5,012)	(5,012)
Income tax benefits	(11,558)	(4,841)	(5,012)

Reconciliation of the difference between the Chinese mainland statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Statutory tax rate	25.0%	25.0%	25.0%
Effect on tax rates in different tax jurisdictions	(2.6)%	(7.6)%	(19.1)%
Changes in valuation allowance	(25.6)%	(19.5)%	(7.6)%
Other expenses not deductible for tax purposes	(0.1)%	(0.2)%	(1.0)%
Expired tax loss	(0.6)%	(1.4)%	0.0%
Additional deduction of research and development expense	4.2%	6.8%	4.4%
Others	0.2%	(2.9)%	(1.4)%
Effective tax rate	0.5%	0.2%	0.3%

Deferred tax assets and deferred tax liabilities

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets
- Net operating loss carry forwards	3,045,224	3,108,434
- Advertising expenses	173,525	231,505
- Allowance for accounts receivable	2,663	10,727
- Accrued expenses and others	1,760	21,490
Less: valuation allowance	(3,223,172)	(3,372,156)
Net deferred tax assets	—	—
Deferred tax liabilities
- Identifiable intangible assets from business combination	21,988	16,979
Total deferred tax liabilities	21,988	16,979

As of December 31, 2022 and 2023, the Group had net operating loss carry forwards of approximately RMB12,180,894 and RMB12,433,736, respectively, which arose from the subsidiaries, VIE and VIE’s subsidiaries established in the PRC. The loss carry forwards will expire during the period from 2024 to 2033.

The Group believes that it is more likely than not that the net operating loss carry forwards and other deferred tax assets will not be utilized in the future based on an evaluation of a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. Therefore, the Group provided full valuation allowances for the deferred tax assets as of December 31, 2022 and 2023, respectively.

14.   TAXATION - continued

Movement of valuation allowance

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	2,195,870	2,830,917	3,223,172
Addition, net	635,047	392,255	148,984
Balance at end of the year	2,830,917	3,223,172	3,372,156

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s Chinese mainland subsidiaries are therefore subject to examination by the PRC tax authorities from 2018 through 2023 on non-transfer pricing matters and transfer pricing matters.

15.   CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amount due from related parties and prepayments. The Group places its cash and cash equivalents, restricted cash, and short-term investments with financial institutions with high-credit ratings and quality. Accounts receivable mainly consist of amounts receivable from merchants and brand owners. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs in its customers and its ongoing monitoring process of outstanding balances. With respect to prepayments, the Group performs on-going credit evaluations of the financial condition of the suppliers.Concentration of customers

The following customers accounted for 10% or more of revenue for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Customer A	951,328	1,900,540	2,576,662
Customer B	1,387,685	2,027,548	2,161,444

The following customers accounted for 10% or more of accounts receivable as of December 31, 2022 and 2023, respectively.

	As of December 31,
	2022	2023
	RMB	RMB
Customer C	41,574	53,626
Customer D	33,150	40,749

Foreign currency risk

In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents, restricted cash and short-term investments of the Group included aggregated amounts of RMB3,035,742 and RMB2,191,930 denominated in RMB as of December 31, 2022 and 2023, respectively.

16.   RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2023:

Name of related parties	Relationship with the Group
JD, its subsidiaries and affiliated entities (“JD Group”)(1)	Controlling Shareholder of the Company
Walmart, its subsidiaries and affiliates (“Walmart Group”)	Shareholder of the Company
(1)

JD Group primarily consist of JD and its subsidiaries. Starting from February 2022, Yonghui Group, an affiliated entity of JD, became a related party of the Group after JD became the controlling shareholder of the Company.

(a)   The Group entered into the following transactions with the major related parties:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenues
Services to JD Group(1)	951,328	1,900,540	2,576,662
Services to Walmart Group(2)	1,387,685	2,027,548	2,161,444
Operating expenses
Operational support services from JD Group(1)	265,635	664,612	642,910
Purchases from JD Group	44,889	39,439	10,908
(1)	The services revenues from JD Group primarily consist of revenues from delivery services, platform services, technology support service and promotion services. Before April 2021, the Group fulfilled the delivery needs of JD Group as the principal. The Group was primarily responsible for the delivery of merchandise and guaranteed identifying and directing riders to complete the deliveries requested by JD Group. Starting from April 2021, the Group entered into a new service agreement with JD Group. Under the new contractual terms, the Group only provides platform services to JD Group. It acts as an agent in fulfilling the last – mile delivery needs of JD Group and is not primarily responsible for the delivery of merchandise. The service agreement has an initial term of one year and remains valid till other replacement agreement is signed by both parties.

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

16.   RELATED PARTY TRANSACTIONS – continued

(2)	The services revenues from Walmart Group primarily consist of on-demand retail platform services revenues and delivery services revenues under the business cooperation agreement and service agreement with Walmart Group. The on-demand retail platform services revenues primarily consist of commission fees based on a pre-determined percentage charged to Walmart Group for participating in the Group’s online marketplace. The Group also fulfills the delivery needs of Walmart Group where the Group acts as a principal. Revenues are recognized on a gross basis at a pre-determined amount for each completed delivery. The Group entered into the business cooperation agreement with Walmart Group in June 2016, which was amended and restated in August 2018. The amended and restated business cooperation agreement has a term of six years. The service agreement has an initial term of one year, and remains valid till the termination of the business cooperation agreement.

(b)   The Group had the following balances with the major related parties:

	As of December 31,
	2022	2023
	RMB	RMB
Current assets:
Amount due from JD Group	507,107	763,106
Amount due from Walmart Group	553,880	523,974
Total	1,060,987	1,287,080
Current liabilities:
Amount due to JD Group(1)	92,119	133,018
Amount due to Walmart Group(2)	54,884	57,021
Total	147,003	190,039
(1)	Amount due to JD Group includes cost for referral traffic under omni-channel collaboration with JD Group, cloud server service fee, and cash collected from consumers on behalf of JD Group when the Group performs on-demand retail platform services.
(2)	Amount due to Walmart Group includes cash collected from consumers on behalf of Walmart when the Group performs on-demand retail platform services.

17.   EMPLOYEE BENEFIT

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB177,521, RMB209,769 and RMB204,652 for the years ended December 31, 2021, 2022 and 2023, respectively, which are recorded in expenses based on the function of employees.

18.   CONTINGENCIES

Contingencies

On January 10, 2024, the Company, its former president, and former chief financial officer were named as defendants in a putative securities class action brought by investors. Given that the case is in its preliminary stage, the Company has concluded, as advised by its external legal counsel, that the outcome of the case and the potential loss cannot be reasonably estimated.

Besides, the Group is subject to a number of legal or administrative proceedings that generally arise in the ordinary course of its business. Except for aforementioned class action, the Group does not believe that these pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

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

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with the PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and APIC of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries. As of December 31, 2023, the total of restricted net assets were RMB9,413,346, respectively.

20.    SUBSEQUENT EVENTS

In March 2023, the Board of Directors of the Company authorized a share repurchase program of up to US$40 million (“2024 Share Repurchase Program”) of ADSs funded by existing cash balance for a two-year period through March 2026.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	76,610	90,563	12,756
Short-term investments	1,253,628	1,348,474	189,929
Prepayments and other current assets	15,921	13,172	1,855
Total current assets	1,346,159	1,452,209	204,540
Investments in subsidiaries, VIE and VIE’s subsidiaries	4,102,926	2,704,295	380,891
Intangible assets, net	1,554,155	1,403,388	197,663
Total non-current assets	5,657,081	4,107,683	578,554
TOTAL ASSETS	7,003,240	5,559,892	783,094
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Accrued expenses and other current liabilities	3,520	2,976	419
TOTAL LIABILITIES	3,520	2,976	419
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000 shares authorized, 1,079,881,662 and 1,100,285,570 shares issued, 1,021,923,242 and 1,056,311,362 shares outstanding as of December 31, 2022 and 2023, respectively)	688	708	100
Additional paid-in capital	20,599,549	21,024,488	2,961,237
Accumulated deficit	(13,824,234)	(15,781,777)	(2,222,817)
Accumulated other comprehensive income	223,717	313,497	44,155
TOTAL SHAREHOLDERS’ EQUITY	6,999,720	5,556,916	782,675
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,003,240	5,559,892	783,094

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Expenses and income/(loss)
Operating expenses	(358,458)	(668,231)	(639,963)	(90,137)
Other operating income	13,334	18,163	9,871	1,390
Others, net	29,322	31,068	72,404	10,197
Equity in losses of subsidiaries, VIE and VIE’s subsidiaries	(2,155,325)	(1,389,005)	(1,399,855)	(197,165)
Net loss and net loss attributable to the Company	(2,471,127)	(2,008,005)	(1,957,543)	(275,715)
Net loss available to ordinary shareholders	(2,471,127)	(2,008,005)	(1,957,543)	(275,715)

Net loss	(2,471,127)	(2,008,005)	(1,957,543)	(275,715)
Other comprehensive (loss)/income
Foreign currency translation adjustments	(39,487)	333,507	89,780	12,645
Total comprehensive loss	(2,510,614)	(1,674,498)	(1,867,763)	(263,070)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Net cash provided by operating activities	42,829	16,869	68,966	9,714
Net cash used in investing activities	(4,001,123)	(3,126,808)	(63,372)	(8,926)
Net cash (used in)/provided by financing activities	(936,655)	3,061,020	12,808	1,804
Effect of foreign exchange rate changes on cash and cash equivalents	(22,483)	13,155	(4,449)	(626)
Net (decrease)/increase in cash and cash equivalents	(4,917,432)	(35,764)	13,953	1,966
Cash and cash equivalents, beginning of the year	5,029,806	112,374	76,610	10,790
Cash and cash equivalents, end of the year	112,374	76,610	90,563	12,756

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

(1)	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include condensed financial information as to the changes in equity as such financial information is the same as the consolidated statements of changes in shareholders’ equity.
(2)	The condensed financial information has been prepared using the same accounting policies as set out in the financial statements except that the equity method has been used to account for investments in its subsidiaries and Consolidated VIEs. For the parent company, the Company records its investments in subsidiaries and Consolidated VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries, VIE and VIE’s subsidiaries” and the subsidiaries and VIE’s profit or loss as “Equity in losses of subsidiaries, VIE and VIE’s subsidiaries” on the Condensed Statements of Operations and Comprehensive Loss Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE in investment in and amount due from subsidiaries, VIE and VIE’s subsidiaries even though the parent company is not obligated to provide continuing support or fund losses.
(3)	As of December 31, 2022 and 2023, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company except for the class action as disclosed in note 18.