Form 20-F
period 2024-12-31
Dada Nexus Ltd
filed 2025-04-14
CIK 1793862

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024.

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

1,036,659,038 ordinary shares (excluding 63,626,528 ordinary shares in the form of ADSs held in treasury), par value US$0.0001 per share, as of December 31, 2024.

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

INTRODUCTION

Dada Nexus Limited is not a Chinese operating company but rather a Cayman Islands holding company with operations primarily conducted by its subsidiaries in the Chinese mainland and through contractual arrangements with the variable interest entities based in the Chinese mainland. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services. Therefore, we operate such business in the Chinese mainland through the variable interest entity, Shanghai Qusheng, which we refer to as the VIE in this annual report, and rely on contractual arrangements among our PRC subsidiaries, the VIE and Jiangsu Jingdong Bangneng Investment Management Co., Ltd., or Jingdong Bangneng, to control the business operations of the VIE. Revenues contributed by the VIE, exclusive of internal transactions within us, accounted for not larger than 0.2% of our total net revenues for the fiscal years 2022, 2023 and 2024, respectively. As used in this annual report, “Dada” refers to Dada Nexus Limited, and “we,” “us,” “our company” or “our” refers to Dada Nexus Limited and its subsidiaries, and, in the context of describing our operations and the consolidated financial information, the VIE and its subsidiaries in the Chinese mainland. Holdings of our ADSs thus are not holding all equity interest in the VIE in the Chinese mainland through holding equity interest in Dada Nexus Limited, a Cayman Islands holding company.

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

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal years ended December 31, 2022 and 2023, and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Dada Nexus Limited, our Cayman Islands holding company, or the Parent, transfers cash to our wholly owned Hong Kong subsidiary by making capital contributions or providing loans, and our Hong Kong subsidiary transfers cash to our PRC subsidiaries by making capital contributions or providing loans to them. Because the Parent and its subsidiaries control the VIE partly through contractual arrangements, they are not able to make 100% direct capital contribution to the VIE and its subsidiaries. However, they may transfer cash to the VIE by loans or by making payment to the VIE for inter-group transactions. For the years ended December 31, 2022, 2023 and 2024, the Parent made capital contributions to the Hong Kong subsidiary of RMB2.5 billion, nil and nil, respectively. For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to U.S. investors. As Dada Nexus Limited is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operations, and in addition enjoy all economic benefit and receive service fees from the VIE pursuant to the exclusive business cooperation agreement with the VIE. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to distribute earnings or pay dividends to us. For more detailed discussion of how cash is transferred between the Parent, our subsidiaries and the VIE, see “Cash Transfers and Dividend Distribution” at the outset of Part I.

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“active consumer” for a specified period are to a consumer account that placed at least one order on JD NOW through a desktop or mobile device during the specified period, regardless of whether the products are sold, delivered or returned. We treat each account as a separate consumer for purposes of calculating active consumers, although certain consumers may have set up more than one account;
●	“ADSs” are to our American depositary shares, each of which represents four ordinary shares;
●	“China” or the “PRC” are to the People’s Republic of China;
●	“Dada” are to Dada Nexus Limited;
●	“Dada NOW” are to our local on-demand delivery platform open to merchants and individual senders across various industries and product categories. Dada NOW was formerly known as Dada Now. Dada Now brands were upgraded to Dada NOW in August 2024;
•

“GMV” are to the total value of all orders placed on JD NOW through our website and mobile applications, regardless of whether the goods are sold or delivered or whether the goods are returned, inclusive of delivery and packaging charges;

•

“JD NOW” are to our local on-demand retail platform for retailers and brand owners, accessible via portals on the JD mobile app, JDDJ app, among others. JD NOW was formerly known as JDDJ. JDDJ brands were upgraded to JD NOW in May 2024.

•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;
•	“RMB” and “Renminbi” are to the legal currency of the Chinese mainland;
•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
●	“VIE” are to Shanghai Qusheng Internet Technology Co., Ltd., or Shanghai Qusheng; and
●	“we,” “us,” “our company” and “our” are to Dada Nexus Limited, our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and the consolidated financial information, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity in the Chinese mainland, including Shanghai Qusheng, the VIE.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Our Holding Company Structure and VIE Contractual Arrangements

Dada Nexus Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIE and its subsidiaries. Our value-added telecommunication services in the Chinese mainland have been conducted through the VIE in order to comply with the PRC laws and regulations, which prohibit or restrict control of companies involved in the provision of value-added telecommunication services. Revenues contributed by the VIE, exclusive of internal transactions within us, accounted for not larger than 0.2% of our total net revenues for the fiscal years 2022, 2023 and 2024, respectively. Holdings of our ADSs are not holding all equity interest in the VIE in the Chinese mainland through holding equity interest in a holding company incorporated in the Cayman Islands.

The following diagram illustrates our corporate structure as of February 28, 2025, including our principal subsidiaries, the VIE and the VIE’s principal subsidiaries:

(1)

Dada Glory and Jingdong Bangneng, each holds 50.0% of the equity interests in Shanghai Qusheng, respectively. Jingdong Bangneng is an affiliate of JD Group, the controlling shareholder of our company. See also “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Affiliated Entity and Jingdong Bangneng.”

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

There may also be uncertainties regarding the interpretation and application of future PRC laws, regulations and rules regarding the status of the rights of Dada Glory with respect to its contractual arrangements with the VIE and Jingdong Bangneng. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we are or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have certain discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in the Chinese mainland do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China —Uncertainties in the interpretation and enforcement of laws and regulations in the Chinese mainland could limit the legal protections available to you and us.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries, the VIE and its subsidiaries in the Chinese mainland. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIE and its subsidiaries in the Chinese mainland, including, among others, the License for Value-added Telecommunications Services, Food Operation License, Internet Drug Information Service Qualification Certificate, Road Transportation Operation License, Human Resources Service Permit, Filing of Publications Online Trading Platform, Filing Certificate of the Single-purpose Prepaid Card, Filing Certificate of Third-party Platform of Pharmaceutical Online Trading, Filing Certificate of Third-party Platform of Medical Device Online Transaction, Filing of Food Operation (Sales of Prepackaged Food), and Filing of Type II Medical Device Operation. Given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal years ended December 31, 2022 and 2023, and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in the Chinese mainland. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2022	2023	2024

	(RMB in millions)
Capital contributions from the Parent to Hong Kong subsidiary	2,532	—	—
Capital contributions from Hong Kong subsidiary to PRC subsidiaries	—	—	—
Loans from Hong Kong subsidiary to PRC subsidiaries/(repayment from PRC subsidiaries to Hong Kong subsidiary)	2,852	140	(617)
Amounts paid by PRC subsidiaries to the VIE	40	15	1

The VIE may transfer cash to Dada Glory by paying service fees according to the exclusive business cooperation agreement. Pursuant to the agreement between the VIE and Dada Glory, Dada Glory has the exclusive right to provide the VIE with complete business support and technical and consulting services. Without Dada Glory’s prior written consent, the VIE may not accept any consultations and/or services regarding the matters contemplated by this Agreement provided by any third party during the term of the agreement. The VIE agrees to pay Dada Glory service fees at an amount equals to 100% of the net income generated by the VIE, which should be paid on a monthly basis. Considering the future operating and cashflow needs of the VIE, for the years ended December 31, 2022, 2023 and 2024, no service fees were charged to the VIE by Dada Glory, no payments were made by the VIE under the agreement. If there is any amount payable to Dada Glory under the VIE agreements, the VIE will settle the amount accordingly.

For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to U.S. investors.

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

Financial Information Related to the VIE

The following tables present the selected condensed consolidated balance sheet data for the VIE and other entities as of the dates presented.

	As of December 31, 2024
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	adjustments	Totals

	(RMB in thousands)
Cash and cash equivalents and restricted cash	1,396,750	1,683,817	28	—	3,080,595
Accounts receivable, net	—	1,162,971	480	—	1,163,451
Amount due from related parties	—	625,997	—	—	625,997
Investment in and amount due from intergroup companies	2,213,968	237,935	—	(2,451,903)	—
Other current assets	5,646	287,172	1,326	—	294,144
Property and equipment, net	—	7,260	65	—	7,325
Operating lease right-of-use assets	—	40,944	—	—	40,944
Other non-current assets	—	213	—	—	213
Total assets	3,616,364	4,046,309	1,899	(2,451,903)	5,212,669
Payable to riders and drivers	—	1,008,940	304	—	1,009,244
Amount due to intergroup companies	—	—	239,477	(239,477)	—
Other current liabilities	9,911	530,969	16,067	—	556,947
Operating lease liabilities	—	11,576	—	—	11,576
Non-current operating lease liabilities	—	28,449	—	—	28,449
Total liabilities	9,911	1,579,934	255,848	(239,477)	1,606,216

	As of December 31, 2023
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	adjustments	Totals

	(RMB in thousands)
Cash and cash equivalents and restricted cash	90,563	2,321,337	339	—	2,412,239
Short-term investments	1,348,474	209,841	—	—	1,558,315
Accounts receivable, net	—	386,426	342	—	386,768
Amount due from related parties	—	1,285,626	1,454	—	1,287,080
Investment in and amount due from intergroup companies	2,704,295	2,019,226	—	(4,723,521)	—
Other current assets	13,172	410,599	825	—	424,596
Property and equipment, net	—	8,340	52	—	8,392
Intangible assets, net	1,403,388	68,387	7,869	—	1,479,644
Operating lease right-of-use assets	—	16,335	—	—	16,335
Other non-current assets	—	479	33	—	512
Total assets	5,559,892	6,726,596	10,914	(4,723,521)	7,573,881
Payable to riders and drivers	—	867,054	269	—	867,323
Amount due to related parties	—	188,631	1,408	—	190,039
Amount due to intergroup companies	—	—	238,270	(238,270)	—
Other current liabilities	2,976	913,193	11,322	—	927,491
Operating lease liabilities	—	14,719	—	—	14,719
Non-current operating lease liabilities	—	414	—	—	414
Deferred tax liabilities	—	16,979	—	—	16,979
Total liabilities	2,976	2,000,990	251,269	(238,270)	2,016,965

The following tables present the selected condensed consolidated statements of operations for the VIE and other entities for the periods presented.

	For the Year Ended December 31, 2024
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net revenues	—	9,663,524	4,226	(3,970)	9,663,780
Net loss	(2,038,536)	(490,327)	(13,598)	503,925	(2,038,536)

	For the Year Ended December 31, 2023
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net revenues	—	10,505,438	43,927	(43,115)	10,506,250
Net (loss)/income	(1,957,543)	(1,399,856)	12,348	1,387,508	(1,957,543)

	For the Year Ended December 31, 2022
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net revenues	—	9,351,826	23,324	(7,555)	9,367,595
Net loss	(2,008,005)	(1,359,817)	(29,188)	1,389,005	(2,008,005)

The following tables present selected condensed consolidated cash flow data for the VIE and other entities for the years ended presented.

	For the Year Ended December 31, 2024
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net cash provided by/(used in) operating activities	22,536	(1,100,750)	21,791	—	(1,056,423)
Net cash provided by/(used in) investing activities	1,341,487	463,230	(13)	(22,089)	1,782,615
Net cash used in financing activities	(81,067)	—	(22,089)	22,089	(81,067)

	For the Year Ended December 31, 2023
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net cash provided by/(used in) operating activities	68,966	(413,601)	(36,203)	—	(380,838)
Net cash (used in)/provided by investing activities	(63,372)	1,255,654	(63)	22,637	1,214,856
Net cash provided by/(used in) financing activities	12,808	(98,006)	22,637	(22,637)	(85,198)

	For the Year Ended December 31, 2022
	Dada Nexus		VIE and VIE’s	Eliminating	Consolidated
	Limited	Subsidiaries	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net cash provided by/(used in) operating activities	16,869	(972,316)	10,007	—	(945,440)
Net cash used in investing activities	(3,126,808)	(431,793)	—	2,532,208	(1,026,393)
Net cash provided by financing activities	3,061,020	2,526,042	—	(2,532,208)	3,054,854

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

Risks Related to Our Business and Industry

●	Our business and growth are significantly affected by the future growth and proliferation of local on-demand retail and delivery industries, which are new and rapidly evolving.
●	Our evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.
●	Any deterioration in our relationship with JD Group may adversely affect our prospectus and business operations.
●	We have a history of net losses and negative cash flows from operating activities, which may continue in the future.
●	Our concentration on a small number of customers could adversely affect our business and results of operations.
●	We face intense competition and could lose market share, which could adversely affect our results of operations.
●	Any harm to JD NOW and Dada NOW brands or reputation may materially and adversely affect our business and results of operations.
●	The status of our riders as independent contractors of retailers, merchants or individual senders on our platforms may be challenged.
●	Our historical performance may not be indicative of our future performance and if we fail to effectively sustain or manage our business operations, our financial condition and results of operations could be adversely affected.
●	Failure to maintain effective internal controls over financial reporting could cause us to inaccurately report our financial results or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs.

Risks Related to Our Relationship with JD Group

●	We may have conflicts of interest with JD Group and, because of JD Group’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.
●	JD Group will control the outcome of shareholder actions in our company.
●	We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Risks Related to Our Corporate Structure

●	Dada is a Cayman Islands holding company with 50% direct ownership in the VIE. We conduct our operations in the Chinese mainland primarily through (i) our PRC subsidiaries and (ii) the VIE and its subsidiaries, with which we have maintained contractual arrangements. Holdings of our ADSs thus are not holding all equity interest in our operating entities in the Chinese mainland through holding equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 41 for details;
●	The PRC government has significant oversight and discretion over our business operations, and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs” on page 41 for details;
●	While this may apply to other jurisdictions, risks and uncertainties arising from the legal system in the Chinese mainland, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in the Chinese mainland, could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of laws and regulations in the Chinese mainland could limit the legal protections available to you and us” on page 41 and page 42 for details;
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 49 for details;

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 51 for details;
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in the Chinese mainland. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in the Chinese mainland. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 51 and page 52 for details.

Risks Related to Our ADSs

●	The trading price of the ADSs may be volatile, which could result in substantial losses to investors.
●	There can be no assurance that the agreement and plan of merger entered into with various parties on April 1, 2025 and the going private transaction contemplated thereby will be approved by our shareholders or successfully consummated. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.
●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.
●	Techniques employed by short sellers may drive down the market price of the ADSs.

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

Our evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.

We have been actively exploring boundaries and expanding our services. We started with Dada Now for local on-demand delivery service in July 2014, and began to tap into the local on-demand retail service in April 2016 upon the acquisition of JDDJ, which was upgraded and rebranded to JD NOW in May 2024. We then further upgraded our local on-demand delivery service to Dada NOW in August 2024. Our evolving business make it difficult to evaluate the risks and challenges we may encounter. The risks and uncertainties we may face include challenges to our ability to successfully develop new platform features and expand our service offerings to enhance the experience of our various platform participants, to attract new retailers, merchants, consumers, individual senders and riders in a cost-effective manner, to anticipate and respond to macroeconomic changes and changes in local markets where we operate, to successfully expand our geographic reach, to forecast our revenue and manage capital expenditures for our current and future operations and to comply with existing and new laws and regulations applicable to our business. If we fail to address the risks and challenges that we face, our business, financial condition and results of operations could be adversely affected.

Any deterioration in our relationship with JD Group may adversely affect our prospectus and business operations.

Our business has benefited from our collaborations with JD Group, and we expect to continue to be reliant on JD Group for the foreseeable future. In September 2024, JD Group acquired all of the shares held in us by Walmart Group. Following the transaction, JD Group’s ownership in us increased to 63.2%. As of February 28, 2025, JD Group held approximately 63.6% equity interests of our Company. For more details of JD Group’s beneficial ownership in our equity securities, please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” We derive a significant portion of revenue from providing last-mile delivery services to JD Group. Please see “—Our concentration on a small number of customers could adversely affect our business and results of operations.”

In addition, the JDDJ trademarks we use for our JD NOW business are licensed from JD Group. On April 26, 2016, we entered into a series of trademark licensing agreements with JD Group. Pursuant to the licensing terms, JD Group continues to own the JDDJ trademarks and licenses the exclusive use of such trademarks to us infinitely until either of the earliest of (i) mutual agreement to terminate the trademark licensing; (ii) expiration of the terms of such trademarks; or (iii) JD Group’s termination of the trademark licensing upon happening of certain triggering events, such as the decrease of JD Group’s shareholding percentage in our company to a certain degree on a fully diluted basis, or any material adverse influence to JD Group’s brand and reputation caused by our licensed use of such trademarks or the termination of JD Group’s business cooperation agreement with us. If any of the event happens and JD Group terminates its license of the JDDJ trademarks to us, our results of operations may be adversely affected. In addition, if JD Group, as the owner of JDDJ trademarks, fails to maintain or renew the registration status of such trademarks, our use of JDDJ brand will also be adversely affected. Further, to the extent the brand and reputation of JD Group suffers any negative publicity, especially those involving any similar trademarks or any other trademarks owned or used by JD Group, our reputation may be negatively affected by virtue of our various collaboration with JD Group.

We rely on JD Group for traffic support and supply chain cooperation. We also historically relied on JD Group on certain operational support services, including logistic cooperation, online advertising and marketing services, and other managerial services.

We cannot assure you that we will continue to maintain our cooperative relationships with JD Group and its affiliates in the future. Our current cooperation landscape with JD Group are set forth in our business cooperation agreements with JD Group, covering our collaboration with JD Group regarding user traffic and supply chain cooperation. However, we may not be able to successfully extend or renew our business cooperation agreements with JD Group upon expiration of the current terms or early termination of the agreements on commercially reasonable terms or at all and may therefore be prohibited or restricted to conduct relevant business. This could materially disrupt our operations and result in significant alternative expenses, which could adversely affect our reputation, business, financial condition and results of operations. For details of the terms of our business cooperation agreements with JD Group, please see “Item 4. Information on the Company—B. Business Overview—Our Controlling Shareholder and Strategic Partners.”

For more discussions on risks related to our relationship with JD Group, our controlling shareholder, please see “D. Risk Factors—Risks Related to Our Relationship with JD Group.”

We have a history of net losses and negative cash flows from operating activities, which may continue in the future.

We have incurred net losses and negative cash flows from operating activities each year since our inception and we may not be able to achieve or maintain profitability or positive cash flow in the future. We incurred net losses of RMB2,008.0 million, RMB1,957.5 million and RMB2,038.5 million (US$279.3 million) in 2022, 2023 and 2024, respectively. Net cash used in our operating activities was RMB945.4 million, RMB380.8 million and RMB1,056.4 million (US$144.7 million) in 2022, 2023 and 2024, respectively.

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

We derive a substantial portion of our net revenues from a relatively small number of customers, including JD Group, Walmart Group and Yonghui. Although we plan to expand and diversify our customer base, we still expect to be reliant on our major customers, including JD Group and Walmart Group, for the foreseeable future. In particular, we expect that JD Group and Walmart Group will continue to account for an important portion of service revenues generated by Dada NOW platform, and Walmart Group and Yonghui, collectively, will continue to account for an important portion of our revenues generated by JD NOW platform for the foreseeable future. In 2022, 2023 and 2024, 20.3%, 24.5% and 24.6% of our net revenues were derived from services provided to JD Group, respectively. In 2022, 2023 and 2024, 21.6%, 20.6% and 23.0% of our net revenues were derived from services provided to Walmart Group, respectively.

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

The markets for local on-demand retail and local on-demand delivery are competitive and characterized by rapid market changes and technology evolution, giving rise to new market entrants and well-funded competitors and the introduction of new business models disruptive to our business. Although we are not aware of any peer companies in the industry that operate under a business model that directly resembles ours, our two platforms face competition in their respective markets. There are multiple existing market players that operate on-demand retail and/or on-demand delivery business, such as Meituan, Ele.me and SF Intracity, and there may be new entrants emerging in each of the markets we operate in, and these market players compete to attract, engage and retain consumers and merchants. They may be well-established and be able to devote greater resources to the development, promotion and sale of offerings and offer lower prices than we do, which could adversely affect our results of operations. If we cannot equip ourselves with necessary resources and skills, we may lose market share as competition increases.

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

Any harm to JD NOW and Dada NOW brands or reputation may materially and adversely affect our business and results of operations.

We believe that building a strong brand and reputation as an effective, safe, reliable and affordable platform and continuing to increase the strength of the network effects are critical to our business and competitiveness. The brand recognition and reputation of our “JD NOW” and “Dada NOW” brands and the successful maintenance and enhancement of our brand and reputation have contributed and will continue to contribute significantly to our success and growth.

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

We rely on the riders to deliver products sold on JD NOW and our other cooperated platforms and retailers, and to provide local on-demand delivery services to orders placed through Dada NOW. However, such riders are independent contractors of the retailers and merchants selling or delivering products and individual senders delivering or fetching items on our platforms, instead of our employees.

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

Our historical performance may not be indicative of our future performance and if we fail to effectively sustain or manage our business operations, our financial condition and results of operations could be adversely affected.

Our historical performance may not be indicative of our further performance. A variety of factors, including decreasing demand for our services or market saturation, increasing competition, emergence of alternative business models, changes in government policies, increasing regulatory costs, declining growth of the online retail industry in China, or changes in general economic conditions, could have negative effect on our business operations. Any such slowdown or decline could adversely impact investors’ perceptions of our business and prospects and result in a decline in the market price of our ADSs.

We cannot assure you that we will be able to effectively sustain or manage our business operations. While we intend to continue enhancing our on-demand delivery capabilities, invigorating local on-demand retail platform and solidifying our leading position in supermarket, creating more values for brand owners, and investing in technologies, we cannot assure you that these initiatives will succeed. In addition, our business evolution and expansion efforts have placed, and may continue to place, significant demands on our management and our technology systems, as well as our administrative, operational and financial systems. Our ability to sustain or manage our business operations effectively and to integrate new technologies and participants into our existing business will also require us to continue to implement a variety of new and upgraded managerial, operating, technological and financial systems, procedures and controls. If we are not able to effectively sustain or manage our business and operations or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

Failure to maintain effective internal controls over financial reporting could cause us to inaccurately report our financial results or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs.

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Global Select Market. The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. For details, see “Item 15. Controls and Procedures.”

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

We rely on retailers to offer products that appeal to our existing and potential consumers at attractive prices on our JD NOW platform and rely on merchants to generate delivery demands on our Dada NOW local on-demand delivery platform. Our success depends in part on our ability to cost-effectively attract new retailers and merchants to our platforms and to maintain relationships with existing retailers and merchants. We must continue to provide retailers and merchants with on-demand delivery infrastructure, commercial support, technology support of comprehensive retail solutions, and operational insights. If we fail to provide these services comparable or superior to those of our competitors, we may fail to attract new retailers and merchants to our platforms, or to maintain relationships with existing retailers and merchants. Merchants may also choose our competitors if the latter charge lower service or other fees, or if our competitors provide more types of or more effective empowering services, or if the merchants are acquired by or merged into our competitors, or if the merchants form strategic alliance with our competitors.

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

If we fail to cost-effectively attract and retain new consumers and increase engagement of existing consumers on our JD NOW platform, or to adapt our services to changing consumer needs, our business and results of operations could be adversely affected.

The success of our JD NOW platform depends in part on our ability to cost-effectively attract and retain new consumers and increase engagement of existing consumers. We believe that our selling and marketing efficiency, consistent and reliable services and rapid responses to changing consumer preferences have been critical in promoting awareness of our services, which in turn drive new consumer growth and engagement. However, if our promotional activities and marketing strategies do not work efficiently and we cannot continue to lower our customer acquisition cost, if the consumers cannot find products they are looking for on our JD NOW platform, or if our competitors offer more incentive promotions, or provide better, more convenient or more cost-effective services, they may lose interest in us and visit our mobile apps or websites less frequently or even stop placing orders with us.

We have been leveraging artificial intelligence technologies to generate personalized recommendations to consumers for products and incentives in which they may be potentially interested. For example, on our JD NOW platform, product and store information could be displayed in various orders, such as product categories, past sales volume, distance between offline stores to the consumer and estimated delivery time. In addition, we make individually tailored recommendations and incentives to consumers according to a comprehensive database. If our search results display or tailored recommendations and incentives fail to satisfy individual consumer needs, we may lose potential or existing consumers and may experience a decrease in orders.

Further, if the consumers do not perceive the services provided by riders on our JD NOW platform to be reliable and safe, we may not be able to attract and retain consumers and increase their utilization of our platform. The decrease in consumer base will affect our ability to provide the retailers on our platform with adequate consumer demands, which may reduce our platform’s attractiveness to retailers, and the decrease in merchant base will, in turn, result in further decrease in consumer base. Therefore, if we fail to cost-effectively retain consumers and increase their utilization of our platform, our business and results of operations could be adversely and materially affected.

Any failure in delivery with efficiency could damage our reputation and substantially harm our business.

We are devoted to delivering items purchased from JD NOW or for orders placed through Dada NOW with efficiency to ensure premium user experience. However, consumers and individual senders of local on-demand retail and delivery services are becoming more time-sensitive and price-sensitive, and their willingness to pay for local on-demand retail and delivery may decrease if the services are not conveniently and quickly available at reasonable prices. Therefore, if we are unable to provide local on-demand retail and delivery services in a timely, reliable, safe and affordable manner, our reputation, customer loyalty, and business could be negatively affected.

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

On December 28, 2021, the CAC, together with other government authorities in the Chinese mainland issued the Measures for Cybersecurity Review (2021 version). Pursuant to the measures, critical information infrastructure operators that procure internet products and services, and data processing operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The measures further stipulate that an online platform operator holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review when it seeks to list overseas. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer. These measures regulate the security assessment of important data and personal information collected and generated within the territory of China and transferred overseas by a data processor during its operation. According to these measures, where a data processor transfers data overseas under certain circumstances, it shall apply to the provincial department of the CAC for a security assessment. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Transfer, which took effect on the same day, pursuant to which, any data processor which exports personal information shall apply for a security assessment before transferring any personal information abroad under certain circumstances. On September 24, 2024, the State Council released the Network Data Security Management Regulations, which requires data processors who carry out cyber data processing activities that affect or may affect national security to conduct cybersecurity reviews. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affect or may affect national security.” As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis and are not required to go through cybersecurity review by the CAC. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from application stores, among other sanctions, which could materially and adversely affect our business and results of operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. In particular, if it is determined in the future that the approval of the CAC or any other regulatory authority is required for our offering, any failure to complete such procedures for our offshore offerings, would subject us to sanctions by the CAC or other PRC regulatory authorities. See “—Risks Related to Doing Business in China—We may be required to complete filing procedures with the CSRC in connection with our future offerings. We cannot predict whether we will be able to complete such filing in a timely manner, or at all.” Based on the foregoing, our PRC counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business. As advised by our PRC counsel, we are not required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (i) the regulations do not require data processors which process personal information of over one million users to file a supplementary application of cybersecurity review for their previous issuance of securities to foreign investors that occurred before the effective date of such regulations; and (ii) our securities have already been listed on the Nasdaq Global Select Market before such regulations became effective. Thus, our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors.

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

We have been constantly introducing new value-added services to retailers and brand owners to solidify our relationship with them and increase customer stickiness. For example, we have utilized our big data technology to help retailers establish omni-channel membership programs. Together with our CRM tools, we empower retailers to target and communicate with their members and potential consumers for effective marketing. We also help brand owners broaden their consumer reach, deepen their consumer insights and run brand promotions on our platform. While we have successfully rolled out new service offerings to retailers and brand owners on our platforms, we cannot guarantee the effectiveness and monetization of the new service offerings in the future. This may result in unseen risks, challenges and uncertainties.

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

Our business is subject to intense regulation, and we are required to hold a number of licenses and permits in connection with our business operation, including the License for Value-added Telecommunications Services, Food Operation License, Road Transportation Operation License, Internet Drug Information Service Qualification Certificate, Filing Certificate of the Single-purpose Prepaid Card, Filing Certificate of Third-party Platform of Pharmaceutical Online Trading and Filing Certificate of Third-party Platform of Medical Device Online Transaction. We hold all licenses and permits described above and are applying for certain filings with the government authorities and modification of certain licenses and permits.

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

New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. For example, our crowdsourced delivery business currently has no clear regulatory authority or governing laws and regulations as such industry is relatively nascent and at its early stage of development. Nonetheless, new requirements regarding approvals, licenses or permits may be implemented in the future along with rapid industrial evolution. In addition, the PRC E-commerce Law promulgated by the Standing Committee of the National People’s Congress and the Supervision and Administrative Measures for Online Trading promulgated by SAMR, establishes additional standards in the e-commerce industry, and intensifies the responsibility of third-party platforms. Further, the Foreign Investment Law, which was promulgated on March 15, 2019 and came into force on January 1, 2020, replaced the existing laws regulating foreign investment in the Chinese mainland, together with their implementation rules and ancillary regulations. See “—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.”

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

To remain competitive, we must continue to enhance and improve the functionality of our technology systems and to develop new features to adapt to changing market trends and user preferences. The on-demand retail and delivery industries are characterized by rapid technological evolution, including frequent introductions of new products and services embodying new technologies. Any technology development in the online retail and delivery industry may pressure both incumbent and new market players to implement cost-effective technologies even more rapidly. Our business operations and growth prospects depend, in part, on our ability to identify, develop, acquire or license advanced technologies and respond to technological innovations and emerging industry practices in a cost-effective and timely way.

In addition, we must regularly improve and upgrade our technology systems to keep pace with increased gross merchandise volume or expanded service offerings on our platforms to ensure more efficient capacity management through an integrated information flow through our entire network. However, while we have continually enhanced our proprietary technology systems, we may fail to execute technology improvements corresponding to our business expansion or develop new technologies to adapt to changing user needs and industry breakthroughs and the failure to do so could harm our reputation and business and may also impede our growth.

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

Our settlement mechanism with participants on Dada NOW platform may not be in full compliance with current PRC regulations.

We follow the industry practice to first receive payments from participants for the services provided on our Dada NOW platform, and then settle with riders on our Dada NOW platform. This practice is under strict scrutiny from regulators, particularly the People’s Bank of China. For example, on November 13, 2017, the People’s Bank of China published the Notice on Further Strengthening the Remediation of Unlicensed Business Payment Services on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. Subsequent to this regulation, we have established a payment safeguard and settlement mechanism together with commercial banks, through which the banks help open restricted settlement accounts to receive payments from our consumers or users first, and then distribute the total payment to riders and us, and we submit the transaction materials to the banks for their review. However, uncertainties still exist as to whether this system is considered fully compliant with the PRC laws and regulations. We cannot assure you that the People’s Bank of China or other governmental authorities will find our current or planned new settlement mechanisms to be in compliance with the notice. If the People’s Bank of China or other governmental authorities consider our current or planned new settlement mechanisms not fully compliant with the PRC regulations, we may need to adjust our business and cooperation model with the commercial banks and third-party payment service providers, and be subject to penalties and orders to rectify which may result in higher payment processing cost, and any of these events may materially and adversely affect our growth potential, business and results of operations.

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

We depend on several third-party applications and services to ensure the smooth performance of certain key functions of our business. For example, we host our services on servers and network infrastructure rented from cloud computing vendors. In addition, we collaborate with or receive open-sourced software services from online map providers, and a social media access portal provider for embedding our mini-program, and payment processing providers.

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

The wide variety of payment methods that we accept subjects us to payment processing-related risks.

We accept a wide variety of payment methods, including bank transfers and online payments through various online payment platforms such as Wechat Pay, JD Pay and UnionPay, in order to ensure smooth user experience. For certain payment methods, we pay varying service fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud, money laundering and other illegal activities in connection with the various payment methods we accept.

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

In addition, we constantly have a vast number of riders in transportation, performing local on-demand delivery services on both of our JD NOW platform and Dada NOW platform. Therefore, we are subject to isolated complaints and negative publicity regarding the services and behavior of these riders due to their mass even if we could exert adequate management, supervision and control over them, as such risks are inherently associated with companies operating in labor intensive industries.

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

Real or perceived quality or health issues with the products sold on our JD NOW platform could harm our reputation and business.

Retailers on our JD NOW platform, including supermarkets, fresh produce marketplaces, pharmacies, flowers shops, bakeries and fashion stores, are the providers of products listed. Consumers on our JD NOW platform expect to be provided with fresh, high-quality products. Although we implement mandatory checks on licenses and permits when retailers apply for operating on our JD NOW platform, we cannot assure you that our employees are able to identify each non-compliance in the licenses and permits, neither do we have much control over the products sold by these third-party retailers on JD NOW, and our brand and reputation may be harmed by regulatory non-compliance of, or actions taken by these retailers.

If our employees fail to identify non-compliance in the license and permits submitted by any retailer, or if any retailer does not control the quality of the products that it sells on our JD NOW platform, delivers products that are materially different from its description of them on our JD NOW platform, sells counterfeit or unlicensed products on our JD NOW platform, or sells certain products without licenses or permits as required by the laws and regulations, the reputation of our JD NOW platform and our brand may be materially and adversely affected and we could be held liable for any losses or subject to administrative penalties.

In addition, negative publicity about concerns and accidents regarding the quality and health issues of products offered on our JD NOW platform, whether real or perceived, and whether or not involving products sold at our platform, could discourage consumers from purchasing certain products listed on JD NOW, even if the basis for the concern is outside of our control. Any loss in consumer and user confidence would be difficult and costly to reestablish, which could significantly reduce our brand value.

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

We adopted our 2015 Equity Incentive Plan, as amended and restated, which we refer to as the 2015 Plan, and our 2020 Share Incentive Plan, as amended and restated, which we refer to as the 2020 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to secure and retain the services of eligible award recipients and to provide incentives for such persons to exert maximum efforts for our success. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2015 Plan and the 2020 Plan, we are authorized to grant options, share appreciation rights, restricted share awards, restricted share unit awards and other types of share awards. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 61,605,996 ordinary shares, and we have outstanding options with respect to 3,140,068 ordinary shares (excluding options that were forfeited, cancelled, or exercised after the relevant grant date). As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2020 Plan is 147,589,595 ordinary shares, and we have outstanding options with respect to 501,160 ordinary shares (excluding options that were forfeited, cancelled, or exercised after the relevant grant date) and 53,151,396 restricted share units are outstanding (excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date). We have incurred and will continue to incur substantial share-based compensation expenses in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Further, we may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our equity incentive plan from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges in future reporting periods. For further information on our equity incentive plan and information on our recognition of related expenses, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

In addition, new laws and regulations may be enforced from time to time and uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. For example, our crowdsourced local on-demand delivery business currently has no clear regulatory authority or governing laws and regulations as such industry is relatively nascent and at its early stage of development, and we expect to experience strengthened regulatory environment along with rapid industrial evolution. If the regulatory or administrative authorities impose new requirements relating to, among other things, new and additional licenses, permits and approvals or governance or ownership structures on us for operating crowdsourced delivery in the future, we will be subject to fines and penalties due to any past non-compliances, increased future compliance costs, heightened challenges and uncertainties, and restrictions upon our current or future operations. On September 11, 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which is most recently amended on April 25, 2024, encourages, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. Furthermore, on February 7, 2021, the Anti-monopoly Committee of the State Council further published the Anti-monopoly Guidelines for the Internet Platform Economy Sector, which became effective on the same day, aiming at specifying some of the circumstances under which an activity of Internet platform may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. As of the date of this annual report, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly. However, the interpretation and implementation of the Anti-monopoly Guidelines for the Internet Platform Economy Sector may be subject to the existing or then effective PRC laws and regulations. Due to the varied local implementation practices of anti-monopoly and competition laws and regulations in the Chinese mainland, it may be costly to adjust some of our business practices in order to comply with these laws, regulations, rules, guidelines and implementations, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and/or materially and adversely affect our financial conditions, operations and business prospects. In addition, our success, or perceived success, and increased visibility may also drive some businesses that perceive our business model negatively to raise their concerns to local policymakers and regulators. These businesses and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes, or seek to have, a market presence in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede our business and the ability of riders to utilize our platforms. If we are unable to manage these risks, our business and results of operations could be materially and adversely affected.

We may be adversely affected by PRC regulations to limit the method and manner that the internet companies may apply when using algorithms.

PRC government has taken steps in recent years to limit the method and manner that the internet companies may apply when using the algorithms. For instance, the CAC, together with eight other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services on September 17, 2021, which provides that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the regulators, and security assessments of algorithms shall be conducted by the regulators. The guidelines also provide that an algorithm filing system shall be established, and classified security management of algorithms shall be promoted. In addition, the CAC issued the Administrative Provisions on Algorithm Recommendation of Internet Information Services on December 31, 2021, effective on March 1, 2022, which provides that algorithms recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services. To comply with these guidelines and administrative provisions, we may need to further adjust our business and operations. The impact of these guidelines and administrative provisions on our business operations is still substantially uncertain since uncertainties still exist in relation to their interpretation.

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

The global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

In recent years there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia. The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

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

Conflicts of interest may arise between JD Group and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Our board members may have conflicts of interest. Mr. Kevin Qing Guo, the chairman of our board of directors, is also a consultant to JD Group. Mr. Ian Su Shan, one of our directors, is also an employee of JD Group. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for JD Group and us.
●	Sale of shares in our company. JD Group may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be in conflict with the interests of our employees or our other shareholders.
●	Developing business relationships with JD Group’s competitors. So long as JD Group remains our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.
●	Allocation of business opportunities. Business opportunities may arise that both we and JD Group find attractive, and which would complement our businesses. We may be prevented from taking advantage of new business opportunities that JD Group has entered into.

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

As of February 28, 2025, JD Group held 63.6% of our outstanding ordinary shares. JD Group’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and the Nasdaq Stock Market requirements.

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

We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide internet information services under PRC laws. To comply with PRC laws and regulations, we operate our business through cooperation between Dada Glory, the VIE and its subsidiaries, and each of the VIE and one of its subsidiaries, JDDJ Youheng, holds a License for Value-added Telecommunications Services covering online data processing and transaction processing business (operating e-commerce) and internet information services. Dada Glory is our wholly owned PRC subsidiary and a foreign-invested enterprise under PRC laws. Dada Glory has entered into a series of contractual arrangements with the VIE and Jingdong Bangneng, which enable us to:

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

In the opinion of our PRC counsel, Shihui Partners, (i) the ownership structures of Dada Glory and the VIE, currently do not result in violation of applicable PRC laws and regulations currently in effect; and (ii) the agreements under the contractual arrangements between Dada Glory, the VIE and Jingdong Bangneng governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in violation of applicable PRC laws or regulations currently in effect.

However, Dada is a Cayman Islands holding company with 50% direct ownership in the VIE. We conduct our operations in the Chinese mainland primarily through (i) our PRC subsidiaries and (ii) the VIE and its subsidiaries, with which we have maintained contractual arrangements. Holdings of our ADSs thus are not holding all equity interest in our operating entities in the Chinese mainland through holding equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE. Our holding company in the Cayman Islands, the VIE and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

We have been further advised by our PRC counsel that there are uncertainties regarding the interpretation and application of future PRC laws, regulations and rules. Thus, the PRC regulatory authorities may take a view contrary to the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the PRC regulatory authorities would have certain discretion to take action in dealing with such violations or failures, including:

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

Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.

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

The PRC Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission, or the NDRC, and most recently promulgated on September 6, 2024. The PRC Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from the PRC government authorities. If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

The VIE, Shanghai Qusheng, and its subsidiary, JDDJ Youheng, each currently holds a License for Value-added Telecommunications Services for internet information services and online data processing and transaction processing service. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the PRC Ministry of Information Industry (which is the predecessor of the MIIT) on July 13, 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in the Chinese mainland. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. According to the recent practice in the Chinese mainland, if any commercial internet content-related service or online data processing and transaction processing service is to be carried out via mobile apps, such mobile apps are required to be registered on the License for Value-added Telecommunications Services of the operator of such mobile apps.

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

On February 3, 2015, the State Administration of Taxation issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. Pursuant to the SAT Circular 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the State Administration of Taxation issued the Announcement on Issues Relating to the Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37 which came into effect on December 1, 2017 and amended on June 15, 2018. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors adopted by six PRC regulatory agencies on August 8, 2006 and amended on June 22, 2009, and other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective on August 1, 2008 and was amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. Where any operator implements concentration in violation of the Anti-monopoly Law, and the concentration has or may have the effect of eliminating or restricting competition, the enforcement department of the State Council shall order it to cease the implementation of concentration, dispose of the shares or assets within a time period, transfer the business within a time period and take other necessary measures to restore to the status before the concentration, and impose a fine of not more than 10% of its sales amount in the previous year; or impose a fine of not more than RMB5 million if the concentration has no effect of eliminating or restricting competition. In addition, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce and became effective on September 1, 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and the Ministry of Commerce jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. The Measures for the Security Review for Foreign Investment specified provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others.

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

SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015 and amended on December 30, 2019 and March 23, 2023, in replacement of the former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016 and amended on December 4, 2023, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the Chinese mainland. On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the People’s Bank of China, NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and became effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal years ended December 31, 2022 and 2023, and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

The closing trading price of our ADSs has ranged from US$1.04 to US$3.39 per ADS in 2024. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. The trading performances of other Chinese companies’ securities, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of our conduct. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, and cash flow;
●	fluctuations in operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new solutions and services and expansions by us or our competitors;
●	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;
●	changes in financial estimates by securities analysts;
●	detrimental negative publicity about us, our competitors or our industry;
●	additions or departures of key personnel;
●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	regulatory developments affecting us or our industry; and
●	potential litigation or regulatory investigations.

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

There can be no assurance that the agreement and plan of merger entered into with various parties on April 1, 2025 and the going private transaction contemplated thereby will be approved by our shareholders or successfully consummated. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

On April 1, 2025, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with JD Sunflower Investment Limited, a British Virgin Islands company (“Parent”) and JD Sunflower Merger Sub Limited, a Cayman Islands company and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into our company, with our company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”). Parent is wholly owned by JD.

Our board of directors, acting upon the unanimous recommendation of the special committee, approved the Merger Agreement and the Merger, and resolved to recommend that our shareholders vote to authorize and approve the Merger Agreement and the Merger. The special committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger is currently expected to close within the third quarter of 2025 and is subject to customary closing conditions, including the authorization and approval of the Merger Agreement by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a general meeting of our shareholders.

At the effective time of the Merger (the “Effective Time”), each of our ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares (as defined in the Merger Agreement), together with the shares represented by such ADSs, will be cancelled and cease to exist in exchange for the right to receive US$2.0 in cash per ADS without interest, and each share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Dissenting Shares (as defined in the Merger Agreement) and shares represented by ADSs, will be cancelled and cease to exist in exchange for the right to receive US$0.5 in cash per share without interest.

The Merger, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, we are subject to various restrictions under the Merger Agreement on the conduct of our business prior to the completion of the Merger, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the Merger. Also, any development of the transaction may increase volatility of the trading price of our ADSs. In addition, the Merger Agreement restricts our ability, until the earlier of the effective time of the Merger and the termination of the Merger Agreement, to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding certain competing proposals or transactions as described in the Merger Agreement.

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

We believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024, which could result in significant adverse U.S. federal income tax consequences to U.S. Holders of the ADSs or our ordinary shares.

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

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based on the market price of our ADSs and the nature and composition of our assets, we believe we were a PFIC for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year ending December 31, 2025 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

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

In October 2016 and August 2018, Walmart Group invested in our preferred shares and became a related party of ours in August 2018.

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

In September 2024, JD Group acquired all of the shares held in us by Walmart Group. Following the transaction, JD Group’s ownership in us increased to 63.2% and Walmart Group ceased to be a related party of ours.

For details of JD Group’s beneficial ownership in our equity securities, please see “Principal Shareholders.”

On April 1, 2025, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with JD Sunflower Investment Limited, a British Virgin Islands company (“Parent”) and JD Sunflower Merger Sub Limited, a Cayman Islands company and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into our company, with our company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”). Parent is wholly owned by JD.

Our board of directors, acting upon the unanimous recommendation of the special committee, approved the Merger Agreement and the Merger, and resolved to recommend that our shareholders vote to authorize and approve the Merger Agreement and the Merger. The special committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger is currently expected to close within the third quarter of 2025 and is subject to customary closing conditions, including the authorization and approval of the Merger Agreement by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a general meeting of our shareholders.

At the effective time of the Merger (the “Effective Time”), each of our ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares (as defined in the Merger Agreement), together with the shares represented by such ADSs, will be cancelled and cease to exist in exchange for the right to receive US$2.0 in cash per ADS without interest, and each share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Dissenting Shares (as defined in the Merger Agreement) and shares represented by ADSs, will be cancelled and cease to exist in exchange for the right to receive US$0.5 in cash per share without interest.

Our principal executive offices are located at 22/F, Oriental Fisherman’s Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai 200082, People’s Republic of China. Our telephone number at this address is +86 21 31657167. Our registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

Our Business Model

We operate two major complementary business platforms: JD NOW, one of China’s largest local on-demand retail platforms, and Dada NOW, a leading local on-demand delivery platform.

JD NOW

JD NOW is one of China’s largest local on-demand retail platforms, benefiting participants including consumers, retailers and brand owners. JD NOW was formerly known as JDDJ, which was upgraded to JD NOW in May 2024. As of December 31, 2024, JD NOW covered around 2,400 cities and counties in China. The following diagram outlines the order and fulfillment process of JD NOW.

How JD NOW benefits consumers

Consumers can directly access the JD NOW platform via the JD NOW website and mobile app, Weixin public accounts and mini-programs or through entry points operated by third parties. Through our cooperation with JD, access to JD NOW is embedded into the JD mobile app, JD.com and JD’s Weixin mini-program. Following our brand upgrade in May 2024, various touchpoints in the JD mobile app have been added to gain incremental exposure, including the rebranded parallel tab at the top and the new “JD NOW” section on the homepage.

Values for consumers

Great variety of products and retailers at finger tips. JD NOW hosts a wide range of retailers, offering a variety of products with multiple retailers for each product. Categories of retailers include supermarkets, fresh produce marketplaces, pharmacies, beverages, flowers shops, bakeries and fashion stores. In particular, leading supermarket chains that we partner with, such as Walmart (including Sam’s Club), Yonghui, CR Vanguard, are accessible on JD NOW.

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

Convenient ordering and speedy fulfillment. JD NOW offers a quick and easy way for consumers to order products. The on-demand retail service ensures speedy fulfillment of orders only by a few clicks, allowing consumers to get instant gratification with the desired products in their hands. In particular, leveraging the synergy with our Dada NOW platform, we can timely deliver the orders. Moreover, consumers can store payment and delivery details, as well as details of previous orders and favorites, for future ease of ordering. In May 2024, we have further upgraded our services to provide consumers with an on-demand shopping experience with delivery as fast as 9 minutes.

Consumer interaction

Consumer management. We timely follow up with new consumers after they have placed their first orders. We offer incentives, such as coupons, to new consumers to encourage repeated purchases. In addition, we add gamified features to our platform to enhance consumer engagement and encourage repeated purchases. Utilizing consumer profiles based on consumer behavior analysis, we adopt different approaches in interacting with different types of consumers. For example, we adopt different promotional activities and marketing strategies for consumers with different purchasing power in different cities.

Promotional events. We carry out promotional events from time to time by rewarding consumers with discount coupons and vouchers. For instance, starting from February 2024, we work with our merchant partners to further lower the threshold for free delivery to enhance user experience and strengthen mindshare.

Membership programs. We offer membership programs, primarily through JD Plus membership, where members can enjoy special benefits such as member-only discount coupons and promotional items. Further, consumers can also join membership programs of retailers and brand owners through our platform, and receive membership benefits provided by the retailers and brand owners.

How JD NOW benefits retailers

We empower retailers to conduct their on-demand retail business in a more efficient way. We help retailers improve sales per square foot and labor efficiency with on-demand delivery infrastructure and technology-based services and solutions.

On-demand delivery infrastructure

Local on-demand delivery infrastructure is critical to the success of local retail business. Leveraging our Dada NOW platform, we are able to fulfill orders placed on JD NOW in a speedy manner.

Commercial support

JD NOW brings a significant amount of online traffic, so that retailers can access a broader range of potential consumers who are not within the reach of offline sales channels. Such consumers include those who are less willing to visit brick-and-mortar stores due to factors such as purchasing habits, convenience and time availability. Additionally, consumers that are attracted by JD NOW’s various benefits may purchase at a retailer more frequently through JD NOW compared with through offline channels. JD NOW hence provides an additional channel for attracting consumers and boosting sales. In addition, through our cooperation with brand owners, our platform facilitates retailer’s access to brand resources.

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

CRM services. We provide CRM services to help retailers on the JD NOW platform interact with their current and potential consumers. Through our “Membership Pass” program, we help a retailer establish an online membership program or link its existing offline membership program with online consumers to create an omni-channel membership program. Based on such program, we enable the retailer to digitize its customer base. Through such CRM tools, we empower retailers to target and communicate with their members and potential consumers for effective marketing.

Operational insights

Based on our analysis of consumer feedback and behavior across the JD NOW platform, we share operational insights with retailers. We believe such insights are more comprehensive than those can be obtained by one single retailer, and are valuable in helping retailers improve their inventory and logistics planning, sales plans and merchandise offerings. For example, we can generate sales forecasts for each product item and provide product assortment and replenishment recommendations to help retailers increase sales and improve inventory turnover efficiency.

Retailers can also benefit from the insights offered by consumers via the ratings posted by them on JD NOW.

We gained valuable experience from our cooperation with leading supermarket chains, which in turn can be utilized to help improve the operation capabilities of other cooperative retailers.

How JD NOW benefits brand owners

With the fast growing on-demand retail business, JD NOW acts as an important and efficient promotional channel for brand owners, helping them reach more consumers. Many brand owners have successfully built brand awareness and run brand promotions on our platform.

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

More and more brand owners are launching their new products on our platform. Combined with promotions on JD NOW featuring the new product that help boost sales of the new product through retail channels, we help brand owners raise awareness of the new product among consumers on our platform in a cost-effective way. In addition, we help brand owners optimize their sales channels and product offerings by utilizing insights gained on our platform and therefore optimize allocation of brand resources to consumers’ preferred retail channels.

Our platform enables brand owners to reach retailers directly. Through their better interaction with retailers, brand owners can enrich product offerings and deliver new products more easily and quickly to consumers, which in turn increases sales volume for brands. Furthermore, we help brand owners cultivate their own membership programs. For instance, in 2024, we launched JD NOW Brand Flagship Stores in partnership with renowned brands across multiple categories, connecting brands and retailers directly with the most relevant consumers while highlighting brand value proposition.

Dada NOW

Dada NOW is a leading local on-demand delivery platform, providing both intra-city delivery and last-mile delivery services on an on-demand basis. Dada NOW was formerly known as “Dada Now,” which was upgraded to “Dada NOW” in August 2024. As of December 31, 2024, our intra-city delivery service covered around 2,600 cities and counties in China, and our last-mile delivery service covered around 2,700 cities and counties in China. In 2024, our riders collectively delivered 2,873.4 million orders.

The following table sets forth the order volume and corresponding gross billings of Dada NOW:

	For the Year Ended December 31,
	2023	2024
Number of orders delivered(1) (in millions)	2,191.0	2,873.4
Gross billings(2) (RMB in millions)	9,883.2	12,142.1

(1)Includes orders directly placed through Dada NOW by merchants and individual senders, and orders fulfilled by Dada NOW for merchants on JD NOW.

(2)Refer to the gross amount of services charges for abovementioned orders of the on-demand delivery services, net of value-added tax.

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

Order sources

We provide intra-city delivery services to a broad range of senders, including chain merchants, small- and medium-sized enterprise (SME) merchants and individual senders. Merchants either use Dada NOW to fulfill their orders from JD NOW or place delivery orders directly with Dada NOW. Individual senders place intra-city delivery orders directly with Dada NOW.

Chain merchants. We provide on-demand delivery service to large chain merchants with national or regional coverage, in particular leading supermarket chains, such as Walmart (including Sam’s Club), helping them fulfill orders placed on the JD NOW platform as well as via other channels. We also collaborated with restaurant and beverage chain brands such as Luckin Coffee and Yum China. Other chain merchants mainly include pharmacies and fresh produce marketplaces that operate under a chain business model. Leveraging our inter-connected platforms and technology capabilities, we are able to provide these chain merchants with value-added services and solutions covering picking and delivery processes, which greatly improves their fulfillment efficiency and in turn distinguishes us from other delivery service providers.

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

Last-mile delivery service

Our last-mile delivery service enables customers (e.g. merchants, logistic companies, etc.)  to deliver parcels from the merchant’s delivery station to a final destination on an on-demand basis. Fulfillment of our last-mile delivery services typically takes less than four hours. The following diagram illustrates the process for the completion of a typical on-demand last-mile delivery order.

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

We act as a local delivery partner for JD Logistics. Orders from JD Logistics accounted for a substantial majority of our total last-mile delivery orders in 2024. We help JD Logistics deliver orders as a last-mile delivery force, especially in peak seasons, such as the anniversary sales promotional campaign of JD.com around June 18 each year and the Singles’ Day promotion period around November 11 each year.

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

Pricing

Pricing terms for our last-mile delivery service are specified under our framework agreements with merchants or logistic service providers, mostly renewed on an annual basis. We generally charge a fixed fee for our last-mile delivery orders, which may be adjusted from time to time based on supplemental agreements with the merchants or logistic service providers.

Riders

Our riders are equipped with fit-for-purpose packaging kits, uniform, helmets and other equipment that bear our logo and brand name. We also set up supply stations for the riders to recharge their electric vehicle batteries and to rest. As of December 31, 2024, our rider team consists of part-time crowdsourced individuals, as well as some riders from outsourced delivery agencies.

We attract new riders primarily through strong word-of-mouth referrals. We also provide incentives to retain riders, such as weekly rewards distributed to certain qualified riders. Moreover, we provide incentives to riders delivering orders in unfavorable weather conditions.

Each rider is required to undergo a personal identification verification and screening process before becoming a rider on our platform. Further, we require the “rider comprehensive insurance,” which covers personal accident, third-party personal injury and property damage, to be purchased for each active rider. We define active rider as a rider who delivered at least one order on Dada NOW during a specified period. The insurance premium is shared between the riders and Dada NOW in 2024.

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

Our Controlling Shareholder and Strategic Partners

JD Group

JD Group, a leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider, is our controlling shareholder, strategic partner and investor. In April 2016, we entered into a business cooperation agreement with JD Group covering cooperation in areas such as logistics, user traffic and supply chain, for a term of seven or ten years, depending on the cooperation area, with early termination rights of JD Group in the event of change of control of our Company, or the issuance of our equity interests to adverse persons, primarily being competitors of JD Group or ours, or the shut down or material alteration of substantially all of the operation of JD NOW platform, or our sale or other disposition of substantially all of the operation of JD NOW platform. Under this business cooperation agreement, JD Group made a non-compete commitment to us with a term of seven years. In February 2022, we entered into another business cooperation agreement with JD Group covering cooperation in areas such as user traffic and search results, for a term of five years. In April 2023, we entered into another business cooperation agreement with JD Group covering cooperation in traffic support for a term of three years. As part of our strategic partnership, JD Group offers us the access points embedded into the JD mobile app, JD.com and JD’s Weixin mini-program, which channels us to the consumer traffic available on its platforms. Meanwhile, we act as a local delivery partner for JD Logistics. Orders from JD Logistics accounted for a substantial majority of our total last-mile delivery orders in 2024. Apart from the last-mile delivery service, we are now cooperating with JD Retail to provide retailers with intra-city delivery services of a wide selection of goods, such as grocery, fresh produce and 3C products. We will continue to work closely with JD Group and seek to further expand our service offerings to JD Group.

In 2022, 2023 and 2024, 20.3%, 24.5% and 24.6% of our net revenues were derived from services provided to JD Group, respectively.

Walmart Group

Walmart Group is a leading retailer globally with extensive experience in e-commerce, merchandising, procurement and vendor management, logistics and other related areas. In June 2016, we entered into a business cooperation agreement with Walmart Group, which was amended and restated in August 2018. The amended and restated business cooperation agreement has a term of six years, with early termination right of either party in the event of mutual agreement, or material breach of contract by the other party, or the bankruptcy, insolvency or similar proceeding of the other party. We help Walmart Group deliver orders placed on JD NOW or other sources in a speedy manner. We provide Walmart Group with an additional channel for attracting consumers and boosting sales. Moreover, we also offer technology-based services and solutions to Walmart Group, such as the picking solutions and CRM tools. Walmart Group was a related party of ours from August 2018 to September 2024, when JD Group acquired all of the shares held in us by Walmart Group.

In 2022, 2023 and 2024, 21.6%, 20.6% and 23.0% of our net revenues were derived from services provided to Walmart Group, respectively.

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

Customization of shopping experience

We utilize insights on consumers’ purchasing and browsing behaviors on our platform to train a machine learning model to predict how likely a consumer will purchase a certain item. The content and experience of our JD NOW consumer app is highly personalized according to this model. For example, it displays items and product categories in different orders, provides different product recommendations, and shows different search results for different consumers, in order to improve consumer experience and purchase rate.

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

Our Technology Infrastructure and Team

We build a scalable technology infrastructure relying primarily on proprietary software and systems to support our growing business and customer base. We host our services on servers and network infrastructure rented from cloud computing vendors such as JD Cloud, which allows us to scale up our services to meet peak demands especially during promotional seasons in a cost-effective way.

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

We have a dedicated in-house research and development team. As of December 31, 2024, this team had 572 members consisting of engineers, product managers, designers, and data analysts. They are engaged in building our technology platform and developing new online and mobile solutions and tools.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, technological know-how, proprietary technologies, and similar intellectual properties as critical to our success. As of December 31, 2024, we mainly owned and used 188 computer software copyrights, 13 other copyrights and 11 patents in China for various aspects of our operations and mainly maintained over 1,700 trademark registrations in China. As of December 31, 2024, we had mainly registered or acquired 49 domain names, including imdada.cn and jddj.com, among others.

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

As part of customer service management, we operate an online live-chat system providing real-time assistance seven days a week. The system is available 24 hours for customer complaints and rider related inquiries. In addition, our “Help Center” module with lists of frequently asked questions and answers also helps address inquiries.

Moreover, we care for riders’ work and life, by providing consistent and regular attentive care services to enhance riders’ happiness and ensure that they feel secure at work. In addition to offline care activities which primarily focused on the distribution of rider care packages, we actively organize offline activities to enhance engagement with riders, and launched new projects such as the riders’ children care program by providing financial supports to the children of delivery riders’ who have received offers from universities and colleges.

Branding and Marketing

We are committed to building well-trusted brands representing efficiency, timeliness and convenience. We employ a variety of methods to promote our brands and attract potential consumers, merchants and other platform participants.

The uniforms, packaging kits and accessories of our riders bearing our logo creates a significant visual presence. Our riders that wear uniforms showing JD NOW or Dada NOW logos function as our brand ambassadors. They also carry our branded bags or boxes that help raise brand awareness.

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

Competition

Although we are not aware of any peer companies in the industry that operate under a business model that directly resembles ours, our two platforms face competition in their respective markets. There are multiple existing market players that operate on-demand retail and/or on-demand delivery business, such as Meituan, Ele.me, and SF Intracity, and there may be new entrants emerging, in each of the markets we operate in, and these market players compete to attract, engage and retain consumers and merchants.

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We require “rider comprehensive insurance,” covering personal accident, third-party personal injury and property damage. The insurance premium is shared between the riders and us in 2024.

We provide social security insurance including pension insurance, maternity insurance, unemployment insurance, work-related injury insurance and medical insurance to our employees. We also provide supplemental commercial medical insurance for our employees.

Regulation

Regulations Relating to Foreign Investment

Investment activities in the Chinese mainland by foreign investors and foreign-owned enterprises were principally governed by the Special Administrative Measures for Access of Foreign Investments (2024 Edition) promulgated on September 6, 2024 and effective on November 1, 2024 and the Catalog of Encouraged Industries for Foreign Investment (2022 Edition) promulgated on October 26, 2022 and effective on January 1, 2023. According to the current regulations, any industry not listed in the 2024 edition of the negative list is a permitted industry and is generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the 2024 edition of the negative list, the foreign investment in value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

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

Foreign investment law

Limited liability companies and joint stock companies established and operated in the Chinese mainland are subject to the PRC Company Law, which was promulgated by the Standing Committee of National People’s Congress and was last amended on December 29, 2023. The latest amended PRC Company Law has come into effect on July 1, 2024. The main amendments in the PRC Company Law include improving the establishment and exit procedures for companies, optimizing organizational structure of companies, detailing the exercise of shareholder rights, enhancing the capital systems and strengthening the responsibilities of controlling shareholders and management personnel, among other things. Foreign-invested companies must comply with the PRC Company Law, unless otherwise stipulated by foreign investment laws.

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

Regulations Relating to Value-added Telecommunications Services

Foreign investment in value-added telecommunications

Foreign direct investment in telecommunications companies in the Chinese mainland is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, which was issued by the State Council on December 11, 2001 and most recently amended on March 29, 2022, effective from May 1, 2022. These regulations, unless otherwise specified, prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China. Under these provisions and agreements related to World Trade Organization, the foreign party investing in a foreign-invested telecommunications enterprise engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of this foreign-invested telecommunications enterprise. The foreign-invested telecommunications enterprise must obtain approvals from the MIIT, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of the foreign-invested telecommunications enterprise based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalogue of Telecommunications Services. In addition, Special Administrative Measures (Negative List) for Foreign Investment Access (2024) allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multiparty communication, storage-and-forward and call center businesses.

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

Internet information services

On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, which was most recently amended on December 6, 2024. Under these measures, the internet information service is categorized into commercial internet information services and non-commercial internet services. The operators of non-commercial internet information services must file with the governmental authorities and operators of commercial internet information services in the Chinese mainland must obtain an ICP License from the governmental authorities. The provision of particular information services, such as news, publishing, and education must also comply with the laws and regulations and obtain the approval from competent governmental authorities.

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

The Supervision and Administrative Measures for Online Trading promulgated on March 15, 2021 and amended on March 18, 2025 by the SMAR, which aims to regulate business activities involving the sale of commodities or provision of services through the internet and other information networks, replaced earlier measures from 2014. Pursuant to these measures, online trading operators are classified into four types: the online trading platform operators, operators on platform, operators of self-built websites, and operators that carry out online trading activities through other online services. These measures reinforce the operation requirements as provided under the PRC E-commerce Law and the principles of legality, rationality and necessity in the collection and use of the users’ information and disclosure of the rules, purposes, methods and scopes of collection and use of user information. These measures also provide that the online trading operators (i) shall not use false transactions, fabricated user review etc. to conduct false or misleading business promotion, so as to defraud or mislead consumers and (ii) shall not eliminate or restrict competition, damage or ruin the competitor’s reputation. Furthermore, the measures impose a series of regulatory requirements on new forms of online trading, such as online social networking e-commerce and online livestreaming e-commerce.

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

The Administrative Measures for Food Operation Licensing and Record-filing, promulgated by the SAMR on June 14, 2023 and became effective on December 1, 2023, regulate the food business licensing activities, strengthen the supervision and management of food business and ensure food safety. Food business operators shall obtain one Food Business License for one business venue where they engage in food business activities. The term of a food business license is five years.

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

The Implementing Rules of the Consumers Rights and Interests Protection Law, which became effective on July 1, 2024, further specify the obligations stipulated in the PRC Consumers Rights and Interests Protection Law, such as protecting consumers’ personal and property safety, handling of defective products, prohibiting fraudulent advertising and unfair practices in standard terms, price transparency, quality guarantee, and protecting consumers’ personal information. Furthermore, these rules provide requirements to address situations where business operators may abuse technology, platform rules or their dominant positions to infringe on consumer rights, such as prohibiting price discrimination, fraudulent advertising and excessively collecting consumers’ personal information. In addition, these rules require livestreaming marketing platform operators to establish and improve mechanisms for consumer rights protection.

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

On September 24, 2024, the State Council released the Network Data Security Management Regulations and came into force on January 1, 2025. The Network Data Security Management Regulations stipulates that internet data processors who carry out internet data processing activities that affect or may affect national security shall undergo national security review in accordance with relevant state regulations. In addition, the Administrative Measures for Internet Data Security also regulate other specific requirements in respect of the data processing activities conducted by data processors in the view of personal data protection, important data safety, data cross-broader safety management and obligations of network platform service provider. Internet data processors shall identify and declare important data in accordance with relevant state regulations. For data confirmed as important data, relevant regions and departments shall promptly inform internet data processors or make public announcements. Internet data processors shall fulfill their responsibilities for internet data security protection. Processors of important data shall designate persons in charge of data security and establish data security management institutions. Internet data security management institutions shall fulfill their responsibilities for data security protection. Processors of important data shall conduct risk assessments of their data processing activities on an annual basis and submit risk assessment reports to relevant competent departments at or above the provincial level. Relevant competent departments shall promptly notify the cyberspace affairs departments and public security organs at the same level. Network platform service providers shall clarify the data security protection obligations of third-party product and service providers accessing their platforms through platform rules or contracts, and urge third-party product and service providers to strengthen cyber data security management. When network platform service providers push information to individuals through automated decision-making methods, they shall set up easy-to-understand, accessible and operable personalized recommendation closing options, and provide users with functions such as refusing to receive pushed information and deleting user tags for their personal characteristics.

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

On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which became effective on May 1, 2021. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information. On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The interim administrative provisions sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”

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

Regulations Relating to Payment Services

According to Measures for the Administration of Payment Services of Non-financial Institutions which were promulgated by the People’s Bank of China on June 14, 2010, took effect on September 1, 2010, and amended by the People’s Bank of China on March 5, 2020 and took effect on April 29, 2020, and Detailed Implementing Rules for the Measures for the Administration of Payment Services of Non-financial Institution which were promulgated by the People’s Bank of China on December 1, 2010 and were most recently amended on July 20, 2021, the payment services provided by non-financial institutions refer to some or all of the following monetary capital transfer services provided by the non-financial institutions as intermediary agencies between payers and payees: (i) payment through the internet; (ii) issuance and acceptance of prepaid cards; (iii) bankcard acquiring; and (iv) other payment services as determined by the People’s Bank of China. Non-financial institutions which provide payment services shall obtain a “Payment Business License” and become a “payment institution.” However, the Measures for the Administration of Payment Services of Non-financial Institutions and their Detailed Implementing Rules have been superseded by the Regulations on Supervision and Administration of Non-bank Payment Institutions issued by the State Council on December 9, 2023, which became effective on May 1, 2024, and the Implementing Rules for the Regulations on Supervision and Administration of Non-bank Payment Institutions issued by the People’s Bank of China on July 9, 2024. Under these regulations, internet payment remains one type of payment service. Pursuant to the Regulations on Supervision and Administration of Non-bank Payment Institutions, any entity that establishes a non-bank payment institution without lawful approval, or engages in or indirectly engages in payment services, shall be abolished by the People’s Bank of China in accordance with the law. Illegal gains shall be confiscated. If the illegal gains exceed RMB500,000, a fine of one to five times the amount of the illegal gains shall be imposed. If there are no illegal gains or the illegal gains are less than RMB 500,000, a fine of between RMB500,000 and RMB2 million shall be imposed either singly or concurrently. The legal representative or principal person in charge, the person directly in charge, and other persons directly responsible shall be warned and fined between RMB 100,000 and RMB 500,000.

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

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015 and was amended on March 23, 2023. According to the SAFE Circular 19, the foreign currency capital contribution to a foreign-invested enterprise in its capital account may be converted into Renminbi on a discretional basis.

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

On December 31, 2020, the People’s Bank of China, NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE jointly issued the Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment. It allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

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

On December 25, 2024, the Standing Committee of the National People’s Congress issued the Value-Added Tax Law of the PRC, or the VAT Law, which shall become effective from January 1, 2026. According to the VAT Law, any entities and individuals (including individual industrial and commercial households) that sell goods, services, intangible assets, or immovables, or import goods within the territory of the PRC are taxpayers of VAT and shall pay the VAT in accordance with the law and regulation. Except for taxpayers’ export of goods, the sale of services or intangible assets within the scope as prescribed by the State Council by domestic entities and individuals across national borders and other circumstances specified for by the State Council, the rate of VAT for sale of goods, labor services of processing, repair or replacement, or tangible movable property leasing services or import of goods is 13% unless otherwise specified, such as the rate of VAT for sale of agricultural products is 9%, and the rate of VAT for sale of transportation, postal, basic telecommunications, construction, or immovable leasing services, sale of immovables, or transfer of the rights to use land is 9%. In addition to the above circumstances, the rate of VAT for sale of services or intangible assets is 6%.

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

In the opinion of Shihui Partners, our PRC counsel:

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

However, our PRC counsel has also advised us that there are uncertainties regarding the interpretation and application of future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in the Chinese mainland do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of laws and regulations in the Chinese mainland could limit the legal protections available to you and us.”

D.	Property, Plant and Equipment

Our headquarters is located in Shanghai, China. As of December 31, 2024, we leased and occupied our office space with an aggregate floor area of approximately 6,300 square meters in Shanghai. As of December 31, 2024, in addition to leasing and occupying approximately 849 office workstations from JD.com, we also leased and occupied office space with an aggregate floor area of approximately 460 square meters in Beijing and space for offices and other purposes with an aggregate floor area of approximately 10,200 square meters in other cities in China. These leases vary in duration from within one year to four years.

Our servers are hosted in Beijing. These data centers are owned and maintained by data center operators. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans as needed.

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

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Our ability to engage consumers on JD NOW

Growth of order volume is key to our revenue growth from JD NOW. Our order volume growth in turn depends on the increase of our number of active consumers and their level of engagement.

The increase in the number of active consumers, and improvement of consumer engagement are mainly driven by our ability to attract, engage and retain consumers on our JD NOW platform. We attract consumers through our marketing and brand promotion activities and convert users from JD.com channels. We engage consumers by offering a wide range of products from trusted retailers and brand owners, and establishing integrated online and offline membership programs. We retain consumers by continually improving consumer experience. For instance, we provide consumers with personalized content and interface that match their purchasing habits and geographic proximity to retailers.

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

We share operational insights with retailers based on our analysis of consumer feedback and behavior across JD NOW platform. We also help retailers establish online membership programs or link their existing offline membership program with online customers to create omni-channel membership programs. Together with our CRM tools, we empower retailers to target and communicate with their members and potential consumers for effective marketing. We help retailers improve sales per square foot and labor efficiency with on-demand delivery infrastructure and digitalized storefront management tools. For instance, we provide self-check-out equipment to offline retail stores and scan-n-go solutions to improve store operation efficiency and consumer experience.

We also help brand owners broaden their consumer reach, penetrate the market in lower-tiered cities and deepen their consumer insights. Many brand owners have successfully built brand awareness and run brand promotions on our platform.

Our ability to enhance customer experience and increase delivery orders

Revenues derived from our local on-demand delivery platform directly relates to the number of orders that customers place on Dada NOW platform, the increase of which is in turn driven by customer experience. Our efforts to that end include expanding the capacity of our delivery network and always endeavoring to deliver reliable and flexible services. In 2023 and 2024, we delivered 2,191.0 million and 2,873.4 million orders, respectively, fulfilling the delivery demand for the participants on our platforms. In 2023 and 2024, our network delivered an average of 6.0 million and 7.9 million orders per day, respectively. As of December 31, 2024, our intra-city delivery service covered around 2,600 cities and counties in China, and our last-mile delivery service covered around 2,700 cities and counties in China.

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

Our ability to control costs and expenses and enhance operational efficiency

Our ability to achieve profitability is dependent on our ability to further control our costs and expenses and improve our operational efficiency. Selling and marketing expenses have historically represented a large portion of our total costs and expenses. Incentives to JD NOW consumers in turn are a major component of our selling and marketing expenses, and advertising and marketing expenses, consisting primarily of online and offline advertisements, are another important component.

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

Business partnerships

We have established and intend to continue to establish partnerships to grow our business. Since our acquisition of JDDJ in 2016, which was upgraded and rebranded to JD NOW in May 2024, we have successfully integrated JD NOW and Dada NOW and established a leading platform of local on-demand retail and delivery in China. Moreover, we have achieved significant synergies through collaboration with JD Group. We managed to achieve rapid growth after gaining traffic portals on the JD mobile app, JD.com and JD’s Weixin mini-program. Moreover, we also act as a local delivery partner for JD Logistics, and our Dada NOW platform has recorded strong growth in order volume arising from cooperation with JD Logistics.

We have also formed strong business partnerships with China’s leading supermarket chains, such as Walmart (including Sam’s Club), Yonghui and CR Vanguard. We expect to continue to maintain business partnerships to diversify product offerings and enlarge our user base, further enhance delivery efficiency, improve consumer experience, expand and deepen services to retailers and brand owners to improve their operational efficiency and further improve our technology capabilities.

In 2022, 2023 and 2024, 20.3%, 24.5% and 24.6% of our net revenues were derived from services provided to JD Group, respectively. Walmart Group was a related party of ours from August 2018 to September 2024, when JD Group acquired all of the shares held in us by Walmart Group. In 2022, 2023 and 2024, 21.6%, 20.6% and 23.0% of our net revenues were derived from services provided to Walmart Group, respectively.

Key Components of Results of Operations

Net revenues

We generate revenues by providing various services on our JD NOW and Dada NOW platforms. Revenues from JD NOW mainly include revenues from (i) commission fee charged to retailers for using JD NOW platform, (ii) online advertising and marketing services to the customers, such as brand owners or their agents on JD NOW platform, and (iii) fulfillment services to JD NOW retailer customers and other services. Revenues from Dada NOW mainly include revenues from intra-city and last-mile delivery services to logistics companies, various chain merchants, SME merchants and individuals through Dada NOW.

Beginning with the year of 2024, we changed the presentation of disaggregated revenues to better reflect our lines of business. The table below sets forth the disaggregation of revenues for the year ended December 31, 2024 with prior year financial results retrospectively recast to conform to current period presentation.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Net revenues
JD NOW
Commission fee	1,582,060	16.9	1,679,218	16.0	1,423,256	194,985	14.7
Online advertising and marketing services	2,249,158	24.0	2,131,150	20.3	606,720	83,120	6.3
Fulfillment services and others	2,378,807	25.4	2,681,386	25.5	1,828,580	250,514	18.9
Subtotal	6,210,025	66.3	6,491,754	61.8	3,858,556	528,619	39.9
Dada NOW
Intra-city delivery services	2,587,305	27.6	3,529,214	33.6	5,077,762	695,651	52.6
Last-mile delivery services	306,262	3.3	347,678	3.3	524,822	71,900	5.4
Others	264,003	2.8	137,604	1.3	202,640	27,762	2.1
Subtotal	3,157,570	33.7	4,014,496	38.2	5,805,224	795,313	60.1
Total	9,367,595	100.0	10,506,250	100.0	9,663,780	1,323,932	100.0

Our net revenues from major related parties amounted to RMB3,928.1 million, RMB4,738.1 million, and RMB3,982.9 million (US$545.7 million) for 2022, 2023 and 2024, respectively.

Costs and expenses

Our costs and expenses consist of operations and support costs, selling and marketing expenses, general and administrative expenses, research and development expenses, impairment loss of goodwill and intangible assets and other operating expenses. The following table sets forth the breakdown of our total costs and expenses, in amounts and as percentages of total net revenues for each of the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Costs and expenses:
Operations and support	5,743,010	61.3	6,530,343	62.2	7,221,497	989,341	74.7
Selling and marketing	4,747,926	50.7	4,474,087	42.6	2,927,098	401,011	30.3
General and administrative	408,771	4.4	252,802	2.4	233,927	32,048	2.4
Research and development	630,911	6.7	416,346	3.9	362,584	49,674	3.8
Impairment loss of intangible assets	—	—	—	—	1,058,686	145,039	11.0
Impairment loss of goodwill	—	—	957,605	9.1	—	—	—
Other operating expenses	77,423	0.8	47,456	0.4	50,289	6,890	0.5
Total	11,608,041	123.9	12,678,639	120.6	11,854,081	1,624,003	122.7

Operations and support costs. Our operations and support costs primarily consist of (i) riders’ and drivers’ remuneration and incentives to fulfil our delivery orders and picking orders, (ii) expenses incurred in providing customer and rider care services or the service fee charged by external customer service providers, (iii) expenses charged by outsourced delivery agencies, (iv) expenses incurred in providing online advertising and marketing services, (v) transaction fees charged by third-party payment platform, and (vi) packaging cost as well as other operations and support costs directly attributed to our principal operations.

Remuneration and incentives paid to riders and drivers is the largest component within the operations and support costs. It amounted to RMB4,082.4 million in 2022, RMB4,816.4 million in 2023 and RMB6,547.2 million (US$897.0 million) in 2024, respectively.

We offer various incentive programs to riders, to attract and retain riders. For 2022, 2023 and 2024, incentives to riders recorded as operations and support costs were RMB79.2 million, RMB41.1 million and RMB45.2 million (US$6.2 million), respectively. The total rider incentives as a percentage of our operations and support costs were 1.4%, 0.6% and 0.6% for 2022, 2023 and 2024, respectively. We expect to continue using rider incentives to attract and retain riders. As the amounts of rider incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of near-term trend.

Selling and marketing expenses. Our selling and marketing expenses primarily consist of online and offline promotion and coupon expenses for our platforms, advertising and marketing expenses, payroll and related expenses for employees involved in selling and marketing functions, amortization of intangible assets arising from business cooperation agreement with JD.com, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others.

We offer incentives such as promotion coupons to consumers on JD NOW, and such incentive expenses are recorded as selling and marketing expenses because they serve to promote our JD NOW platform. Such incentive expenses amounted to RMB2,782.6 million, RMB2,548.2 million and RMB1,288.8 million (US$176.6 million) for 2022, 2023 and 2024, respectively. As the amounts of consumer incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of near-term trend.

Advertising and marketing expenses, primarily representing media advertising expenses and expenses for promotional activities, are another important component of our selling and marketing expenses. It amounted to RMB944.5 million, RMB753.5 million and RMB431.2 million (US$59.1 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

The amortization of intangible assets primarily represents amortization of the business cooperation agreements in connection with the share subscription transactions with JD.com in February 2022 and April 2023. It amounted to RMB293.1 million, RMB418.5 million and RMB446.6 million (US$61.2 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

General and administrative expenses. Our general and administrative expenses mainly consist of amortization of intangible assets purchased in the acquisition of JDDJ, payroll and related costs for employees engaging in general corporate functions, share-based compensation, professional fees and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment. The amortization of intangible assets primarily represents amortization of the business cooperation agreement and non-compete commitment arising from our acquisition of JDDJ in 2016, which was almost fully amortized as of December 31, 2023. It amounted to RMB141.6 million and RMB48.1 million for the years ended December 31, 2022 and 2023, respectively.

Research and development expenses. Our research and development expenses mainly consist of technology infrastructure expenses, payroll and related costs for employees involved in researching and developing new products and technologies, share-based compensation, charges for the usage of the server and computer equipment, and editorial content.

Impairment loss of intangible assets. Impairment loss of intangible assets was RMB1,058.7 million (US$145.0 million) for the year ended December 31, 2024. No impairment loss of intangible assets was recorded in 2022 and 2023.

Impairment loss of goodwill. Impairment loss of goodwill was RMB957.6 million for the year ended December 31, 2023. No impairment loss of goodwill was recorded in 2022 and 2024.

Other operating expenses. Our other operating expenses mainly consist of purchase price of merchandise sold on Dada NOW or historically through unmanned retail shelves.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5%. Our operations in Hong Kong have incurred net accumulated operating losses for income tax purposes and no income tax provisions are recorded for the years ended December 31, 2022, 2023 and 2024. Under the current Hong Kong Inland Revenue Ordinance, our subsidiary domiciled in Hong Kong has been introduced to a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%.

Chinese Mainland

On March 16, 2007, the National People’s Congress introduced a new Enterprise Income Tax Law and most recently amended by the Standing Committee of the National People’s Congress on December 29, 2018, under which foreign invested enterprises and domestic companies would be subject to corporate income tax at a uniform rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the Enterprise Income Tax Law if they qualify as high and new technology enterprises, or HNTE. Under such regulation, Dada Glory and Shanghai JDDJ were qualified for HNTE status and are eligible for a reduced income tax rate of 15% for the years ended 2022, 2023 and 2024, Beijing Daguan Information Technology Co., Ltd. is qualified for HNTE status and was eligible for a reduced income tax rate of 15% for the years ended 2023 and 2024.

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

The Enterprise Income Tax Law and its implementing rules also impose a withholding income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such a tax treaty with China. According to the arrangement between the Chinese mainland and Hong Kong on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). We did not record any dividend withholding tax, as it has no retained earnings for the years ended December 31, 2022, 2023 and 2024. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net revenues for the periods presented. Year-to-year comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data, share and per share data)
Net revenues	9,367,595	100.0	10,506,250	100.0	9,663,780	1,323,932	100.0
Costs and expenses:
Operations and support	(5,743,010)	(61.3)	(6,530,343)	(62.2)	(7,221,497)	(989,341)	(74.7)
Selling and marketing	(4,747,926)	(50.7)	(4,474,087)	(42.6)	(2,927,098)	(401,011)	(30.3)
General and administrative	(408,771)	(4.4)	(252,802)	(2.4)	(233,927)	(32,048)	(2.4)
Research and development	(630,911)	(6.7)	(416,346)	(3.9)	(362,584)	(49,674)	(3.8)
Impairment loss of intangible assets	—	—	—	—	(1,058,686)	(145,039)	(11.0)
Impairment loss of goodwill	—	—	(957,605)	(9.1)	—	—	—
Other operating expenses	(77,423)	(0.8)	(47,456)	(0.4)	(50,289)	(6,890)	(0.5)
Other operating income	120,921	1.3	63,859	0.6	30,849	4,226	0.4
Loss from operations	(2,119,525)	(22.6)	(2,108,530)	(20.0)	(2,159,452)	(295,845)	(22.3)
Other income/(expenses)
Interest expenses	(10,946)	(0.1)	(807)	0.0	—	—	—
Others, net	117,625	1.2	146,782	1.4	103,983	14,246	1.0
Total other income, net	106,679	1.1	145,975	1.4	103,983	14,246	1.0
Loss before income tax benefits	(2,012,846)	(21.5)	(1,962,555)	(18.6)	(2,055,469)	(281,599)	(21.3)
Income tax benefits	4,841	0.1	5,012	0.0	16,933	2,319	0.2
Net loss	(2,008,005)	(21.4)	(1,957,543)	(18.6)	(2,038,536)	(279,280)	(21.1)
Net loss per ordinary share:
Basic and diluted	(1.98)	—	(1.88)	—	(1.95)	(0.27)	—
Net loss per ADS(1):
Basic and diluted	(7.91)	—	(7.52)	—	(7.80)	(1.07)	—
Weighted average number of ordinary shares:
Basic and diluted	1,015,265,686		1,040,680,392		1,045,269,866	1,045,269,866
(1)	Each ADS represents four ordinary shares.

Year ended December 31, 2024 compared to year ended December 31, 2023

Net revenues

Our net revenues were RMB9,663.8 million (US$1,323.9 million) in 2024 as compared to RMB10,506.3 million in 2023. The change was due to the RMB1,790.7 million (US$245.3 million) increase in the net revenues from Dada NOW platform and RMB2,663.2 million (US$360.7 million) decrease in the net revenues from JD NOW platform.

The net revenues generated from Dada NOW increased by 44.6% from RMB4,014.5 million in 2023 to RMB5,805.2 million (US$795.3 million) in 2024, mainly due to the increase in order volume of intra-city delivery services provided to chain merchants in 2024 as compared to 2023.

The net revenues generated from JD NOW decreased by 40.6% from RMB6,491.8 million in 2023 to RMB3,858.6 million (US$528.6 million) in 2024, mainly due to a decrease in online advertising and marketing services revenues and a decrease in fulfillment services and other revenues.

Operations and support costs

Our operations and support costs increased by 10.6% from RMB6,530.3 million in 2023 to RMB7,221.5 million (US$989.3 million) in 2024, primarily due to an increase in rider cost as a result of the increasing order volume of intra-city delivery services provided to various chain merchants, offset by a decrease in online advertising and marketing services costs.

Selling and marketing expenses

Our selling and marketing expenses decreased by 34.6% from RMB4,474.1 million in 2023 to RMB2,927.1 million (US$401.0 million) in 2024, primarily due to a decrease in promotional activities initiated by us on the JD NOW platform.

General and administrative expenses

Our general and administrative expenses were RMB233.9 million (US$32.0 million) in 2024, compared with RMB252.8 million in 2023.

Research and development expenses

Our research and development expenses decreased by 12.9% from RMB416.3 million in 2023 to RMB362.6 million (US$49.7 million) in 2024, primarily due to a decrease in research and development personnel costs.

Impairment loss of intangible assets

Impairment loss of intangible assets was RMB1,058.7 million (US$145.0 million) for the year ended December 31, 2024. No impairment loss of intangible assets was recorded in 2023.

Impairment loss of goodwill

Impairment loss of goodwill was RMB957.6 million for the year ended December 31, 2023. No impairment loss of goodwill was recorded in 2024.

Other operating expenses

Our other operating expenses were RMB50.3 million (US$6.9 million) in 2024, compared with RMB47.5 million in 2023.

Interest expenses

Our interest expenses were nil in 2024, compared with RMB0.8 million in 2023.

Others, net

Our others, net primarily represents for interest income and foreign exchange gain/(loss). The decrease from RMB146.8 million in 2023 to RMB104.0 million (US$14.2 million) in 2024 was mainly attributable to a reduction in interest income generated from deposits.

Income tax benefits

Our income tax benefits are RMB16.9 million (US$2.3 million) in 2024 as compared to RMB5.0 million in 2023, primarily due to a reversal of deferred tax liabilities as a result of intangible assets impairment.

Net loss

As a result of the foregoing, our net loss increased by 4.1% from RMB1,957.5 million in 2023 to RMB2,038.5 million (US$279.3 million) in 2024.

Year ended December 31, 2023 compared to year ended December 31, 2022

Net revenues

Our net revenues were RMB10,506.3 million in 2023 as compared to RMB9,367.6 million in 2022. The change was due to the RMB856.9 million increase in the net revenues from Dada NOW platform and RMB281.8 million increase in the net revenues from JD NOW platform.

The net revenues generated from Dada NOW increased by 27.1% from RMB3,157.6 million in 2022 to RMB4,014.5 million in 2023, due to the increase in order volume of intra-city delivery services to chain merchants in 2023 as compared to 2022.

The net revenues generated from JD NOW increased by 4.5% from RMB6,210.0 million in 2022 to RMB6,491.8 million in 2023, due to the increase in fulfillment services and commission fee, partially offset by the decrease in online advertising and marketing services.

Operations and support costs

Our operations and support costs increased by 13.7% from RMB5,743.0 million in 2022 to RMB6,530.3 million in 2023, due to increases in rider cost from RMB3,986.2 million in 2022 to RMB4,679.6 million in 2023 as a result of the increase in the volume of orders for our intra-city delivery services. The increase in delivery order volume was primarily because we developed more chain merchants.

Selling and marketing expenses

Our selling and marketing expenses decreased by 5.8% from RMB4,747.9 million in 2022 to RMB4,474.1 million in 2023, primarily due to (i) RMB234.4 million decrease in promotional activities conducted on JD NOW platform, (ii) RMB191.0 million decrease in advertising and marketing expenses, partially offset by RMB125.4 million increase in amortization of the business cooperation agreements in connection with the share subscription transactions with JD.com in February 2022 and April 2023.

General and administrative expenses

Our general and administrative expenses decreased by 38.2% from RMB408.8 million in 2022 to RMB252.8 million in 2023, primarily due to (i) a decrease in amortization of intangible assets arising from the acquisition of JDDJ in 2016, and (ii) a decrease in share-based compensation expenses.

Research and development expenses

Our research and development expenses decreased by 34.0% from RMB630.9 million in 2022 to RMB416.3 million in 2023. The decrease was attributable to the RMB155.6 million decrease in research and development personnel cost.

Impairment loss of goodwill

We had impairment loss of goodwill of RMB957.6 million in 2023 based on a quantitative impairment test of the fair value of our company, considering the duration and severity of the decline in our market capitalization. No impairment loss of goodwill was recorded in 2022.

Other operating expenses

Our other operating expenses decreased by RMB30.0 million from RMB77.4 million in 2022 to RMB47.5 million in 2023, mainly due to the decrease in purchase price of merchandise sold on Dada NOW.

Other operating income

Our other operating income decreased by RMB57.1 million from RMB120.9 million in 2022 to RMB63.9 million in 2023, mainly because of the decrease in government subsidies related to VAT taxes due to less VAT taxes paid in 2023.

Interest expenses

Our interest expenses decreased from RMB10.9 million in 2022 to RMB0.8 million in 2023. The decrease of interest expenses was due to repayment of short-term loans in June 2023.

Others, net

Our others, net represents for interest income and foreign exchange gain (loss). The increase from RMB117.6 million in 2022 to RMB146.8 million in 2023 was mainly attributable to RMB36.5 million increase in interest income.

Income tax benefits

Our income tax benefits are RMB5.0 million in 2023 as compared to RMB4.8 million in 2022, primarily due to taxable temporary differences recovered as a result of the amortization of the intangible assets arising from the acquisition of JDDJ in 2016.

Net loss

As a result of the foregoing, our net loss decreased by 2.5% from RMB2,008.0 million in 2022 to RMB1,957.5 million in 2023.

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

Impairment of intangible assets

As of December 31, 2024, we noted events and changes in circumstances existed as of December 31, 2024 that may indicate that the carrying amounts of intangible assets were no long recoverable.

We determined the entire group as one asset group for the purpose of the impairment testing as intangible assets do not have identifiable independent cash flows. Fair value of the asset group was estimated using an income approach of discounted cash flow model based on 1) internal cash flows forecasts; 2) an estimated terminal value and 3) a discount rate. All estimates used and assumptions made were in accordance with the Group’s historical and industrial experience of the local on-demand retail and delivery industries. We recognized impairment loss of RMB1,058.7 million (US$145.0 million) in 2024.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2.27 “Recent accounting pronouncements” to our audited consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

We had net cash used in operating activities of RMB945.4 million in 2022, RMB380.8 million in 2023 and RMB1,056.4 million (US$144.7 million) in 2024, respectively. Our primary sources of liquidity have been proceeds from short-term bank borrowings, our initial public offering in June 2020, proceeds from our follow-on public offering in December 2020, and investment from JD.com in February 2022. As of December 31, 2024, we had RMB3,003.2 million (US$411.4 million) in cash and cash equivalents, of which approximately 53.5% were held in Renminbi and the remainder was primarily held in U.S. dollars.

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

Our accounts receivable represents primarily the amount receivable from chain merchants for our delivery services, and advertising customers for our online advertising and marketing services. We receive payment before or concurrently with our provision of services in most cases, except for a limited number of customers for delivery services where we generally allow one month for them to settle after issuance of invoices. As of December 31, 2023 and 2024, our accounts receivable, net of allowance for doubtful accounts, were RMB386.8 million and RMB1,163.5 million (US$159.4 million), respectively.

Riders and drivers are entitled to withdraw their delivery remuneration after completion of services. Payable to riders and drivers represents the amount that riders and drivers have not withdrawn from their accounts. As of December 31, 2023 and 2024, our payable to riders and drivers, were RMB867.3 million and RMB1,009.2 million (US$138.3 million), respectively.

Our amount due from related parties represents primarily the amount due from JD Group and Walmart Group arising from our services to them. As of December 31, 2023 and 2024, our amount due from related parties were RMB1,287.1 million and RMB626.0 million (US$85.8 million), respectively. The decrease was primarily due to Walmart Group ceasing to be a related party of ours in September 2024. See also “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.”

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

The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(945,440)	(380,838)	(1,056,423)	(144,728)
Net cash (used in)/provided by investing activities	(1,026,393)	1,214,856	1,782,615	244,217
Net cash provided by/ (used in) financing activities	3,054,854	(85,198)	(81,067)	(11,106)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	13,998	(4,450)	23,231	3,181
Net increase in cash, cash equivalents and restricted cash	1,097,019	744,370	668,356	91,564
Cash and cash equivalents and restricted cash, beginning of the year	570,850	1,667,869	2,412,239	330,475
Cash and cash equivalents and restricted cash, end of the year	1,667,869	2,412,239	3,080,595	422,039

Operating activities

Net cash used in operating activities in 2024 was RMB1,056.4 million (US$144.7 million). The principal items accounting for the difference between the net loss of RMB2,038.5 million (US$279.3 million) and operating cash outflow of RMB1,056.4 million (US$144.7 million) were certain non-cash expenses, primarily impairment loss of intangible assets of 1,058.7 million (US$145.0 million), depreciation and amortization of RMB489.3 million (US$67.0 million), share-based compensation of RMB90.7 million (US$12.4 million), and changes in working capital accounts of RMB692.9 million (US$94.9 million). The changes in working capital accounts mainly include (i) RMB377.8 million (US$51.8 million) decrease in accrued expenses and other current liabilities, (ii) RMB186.0 million (US$25.5 million) decrease in the amount due to related parties, and (ⅲ) RMB108.7 million (US$14.9 million) increase in prepayments and other current assets.

Net cash used in operating activities in 2023 was RMB380.8 million. The principal items accounting for the difference between the net loss of RMB1,957.5 million and operating cash outflow RMB380.8 million were certain non-cash expenses, primarily impairment loss of goodwill of 957.6 million, depreciation and amortization of RMB515.7 million, share-based compensation of RMB163.2 million, and changes in working capital accounts of RMB100.0 million. Depreciation and amortization mainly relates to the amortization of the business cooperation agreement and non-compete commitment arising from our acquisition of JDDJ in 2016 and business cooperation agreements in connection with the share subscription transactions with JD.com in February 2022 and April 2023. The changes in working capital accounts mainly include (i) RMB226.1 million increase in amount due from related parties, (ii) RMB143.9 million decrease in prepayments and other current assets. The increase amount due from related parties was mainly due to the growth of services provided to JD Group. The decrease in prepayments and other current assets was primarily due to increases in VAT receivable and interest receivable.

Net cash used in operating activities in 2022 was RMB945.4 million. The principal items accounting for the difference between the net loss of RMB2,008.0 million and operating cash outflow RMB945.4 million were certain non-cash expenses, primarily depreciation and amortization of RMB497.0 million, share-based compensation of RMB218.7 million, and changes in working capital accounts of RMB345.0 million. Depreciation and amortization mainly relates to the amortization of the business cooperation agreement and non-compete commitment arising from our acquisition of JDDJ in 2016 and business cooperation agreement in connection with the share subscription transaction with JD.com in February 2022. The changes in working capital accounts mainly include RMB315.8 million increase in accrued expenses and other current liabilities.The increase in accrued expenses and other current liabilities was due to (i) the increase in payables to retailers on JD NOW as a result of the increase in GMV and extended settlement cycles with retailers, (ii) the increase in advance from customers as a result of the increasing promotional activities and intra-city delivery services launched by brand owners and retailers, and (iii) the increase in payable for advertising and marketing expenses, which was primarily attributable to the increase in referral fees paid to staff at retailer stores and third-party promotion service providers for their efforts to attract new consumers to the JD NOW platform.

Investing activities

Net cash provided by investing activities in 2024 was RMB1,782.6 million (US$244.2 million), consisting primarily of net cash provided by purchase and disposal of wealth management products.

Net cash provided by investing activities in 2023 was RMB1,214.9 million, consisting primarily of net cash provided by purchase and disposal of wealth management products, net proceeds from the repayment of loan by certain third party companies in connection with our last-mile delivery services.

Net cash used in investing activities in 2022 was RMB1,026.4 million, consisting primarily of net cash used in purchase of wealth management product, net cash lent to certain third party company in connection with our last-mile delivery services to our major last-mile delivery service customer, and cash paid for purchase of property, equipment and intangible assets.

Financing activities

Net cash used in financing activities in 2024 was RMB81.1 million (US$11.1 million), consisting primarily of repurchase of ordinary shares.

Net cash used in financing activities in 2023 was RMB85.2 million, consisting primarily of repayment of short-term bank borrowings.

Net cash provided by financing activities in 2022 was RMB3,054.9 million, consisting primarily of proceeds from investment from JD.com in February 2022, partially offset by payment for share repurchases.

Material cash requirements

Other than the cash requirements for our regular operations, our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures and operating lease commitments.

Our capital expenditures are primarily incurred for purchases of property, equipment and intangible assets. Our capital expenditures were RMB3.7 million in 2022, RMB7.2 million in 2023, and RMB6.0 million (US$0.8 million) in 2024.

Our operating lease commitments consist of the commitments under the lease agreements for our office premises and other facilities. Payment due by December 31, 2024 for our operating lease commitments amounted to RMB42.2 million (US$5.8 million).

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

In December 2024, we entered into a one-year unsecured revolving credit of RMB500 million with a reputable commercial bank in China, which can be used for borrowings, banks’ acceptances, bank guarantees and other purposes in accordance with the relevant agreements. As of December 31, 2024, the facility was unused.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

Holding Company Structure

Our Company, Dada Nexus Limited, is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIE and its subsidiaries. As a result, Dada Nexus Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries.

If our existing PRC subsidiaries or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in the Chinese mainland are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our PRC subsidiaries and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of the Chinese mainland is subject to examination by the banks designated by SAFE. As of December 31, 2024, as our PRC subsidiaries, the VIE and the subsidiaries of the VIE are all in an accumulated loss position, no statutory reserve was appropriated. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Our Technology Capabilities and Empowerment,” “Item 4. Information on the Company—B. Business Overview—Our Technology Infrastructure and Team” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating And Financial Review and Prospects—Critical Accounting Estimates.”

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Kevin Qing Guo	45	Chairman of the Board of Directors
Ian Su Shan	43	Director
Baohong Sun	56	Independent Director
Laura Marie Butler	56	Independent Director
Jian Han	52	Independent Director
Henry Jun Mao	37	Chief Financial Officer

Mr. Kevin Qing Guo has served as the chairman of our board of directors since August 2024. Mr. Guo has served as a consultant to JD.com, Inc. (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)) and a consultant to Dada since April 2024. He is a co-founder of Robot-X Holdings Limited, a developer and manufacturer of cooking robotics designed for catering industry, and has served as its director and the Chief Executive Officer of since November 2021. Prior to that, Mr. Guo worked at Meituan (HKEX: 3690) from March 2014 to October 2021 and served as a member of the S-team of Meituan from January 2020 to October 2021. Mr. Guo received his bachelor’s degree with a double major in applied chemistry and international engineering management from Tianjin University and a master’s degree in business administration from Beijing University of Posts and Telecommunications.

Mr. Ian Su Shan has served as our director since December 2023. Mr. Shan has served as chief financial officer of JD.com, Inc. (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)) since May 2023. He also serves as chief climate officer of JD.com. Prior to his current role at JD.com, he served as chief financial officer of JD Logistics, Inc. (HKEX: 2618). Mr. Shan joined JD.com in December 2021. Prior to that, Mr. Shan worked at Lavender Hill Capital Partners from October 2019 to November 2021 and served as a Managing Director from January 2021 to November 2021. He also worked in the TMT Group of the Investment Banking Division at Goldman Sachs (Asia) L.L.C. from 2015 to 2019 and served as an Executive Director from January 2017 to September 2019. Mr. Shan received his bachelor’s degree in laws from China University of Political Science and Law, and his master’s degree in laws from University of Warwick. Mr. Shan is a CFA charterholder.

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

Mr. Henry Jun Mao has served as our chief financial officer since December 2023. Mr. Mao served as the Head of Investor Relations of JD Logistics, Inc. from January to December 2023. Prior to that, he was the Head of Financial Planning and Analysis of JD Logistics from May 2021 to December 2022 and the Director of Budgeting and Forecast of JD.com from December 2020 to May 2021. Prior to joining JD.com, Mr. Mao spent over 10 years at PricewaterhouseCoopers LLP in Beijing and San Jose, California, with his last position as senior manager in assurance practice. Mr. Mao received his bachelor’s degree from Beijing Language and Culture University and was a certified public accountant in both China and the United States of America.

B.	Compensation

Compensation of Directors and Executive Officers

In 2024, we paid an aggregate of approximately RMB3.85 million (US$0.5 million) in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, maternity insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2015 Equity Incentive Plan

In 2015, our shareholders and board of directors approved the 2015 Equity Incentive Plan, as amended and restated, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. As of the date of this annual report, the maximum aggregate number of ordinary shares that may be issued under the 2015 Plan is 61,605,996 ordinary shares, and we have outstanding options with respect to 3,140,068 ordinary shares (excluding options that were forfeited, cancelled, or exercised after the relevant grant date).

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

2020 Share Incentive Plan

In May 2020, our shareholders and board of directors approved the 2020 Share Incentive Plan, as amended and restated, which we refer to as the 2020 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is 97,748,392 ordinary shares, plus an annual increase on the first day of each year during the ten-year term of the 2020 Plan commencing with the year beginning January 1, 2021, by an amount equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding year. As of the date of this annual report, we have outstanding options with respect to 501,160 ordinary shares (excluding options that were forfeited, cancelled, or exercised after the relevant grant date) and 53,151,396 restricted share units are outstanding (excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date) under the 2020 Plan.

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

The following table summarizes, as of the date of this annual report, the number of ordinary shares underlying outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers.

Ordinary Shares
	Underlying Options and	Exercise Price		Date of
Name	Restricted Share Units	(US$/Share)	Date of Grant	Expiration
Kevin Qing Guo	*(1)	N/A	April 1, 2024	—
Baohong Sun	*(1)	N/A	June 5, 2020 and July 1, 2024	—
Laura Marie Butler	*(1)	N/A	August 31, 2022 and July 1, 2024	—
Jian Han	*(1)	N/A	August 31, 2022 and July 1, 2024	—
Henry Jun Mao	*(1)	N/A	April 1, 2024	—
All directors and executive officers as a group	10,849,584

Notes:

*Less than 1% of our total ordinary shares issued and outstanding as of the date of this annual report.

(1)	Represents restricted share units.

As of the date of this annual report, our employees and consultants other than members of our directors and officers as a group held options to purchase 3,641,228 ordinary shares, with exercise prices ranging from nominal price per share to US$0.80 per share, and 42,301,812 restricted share units.

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

Compensation committee. Our compensation committee consists of Kevin Qing Guo, Jian Han and Laura Marie Butler. Jian Han is the chairperson of our compensation committee. We have determined that Jian Han and Laura Marie Butler satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Special committee

On January 25, 2025, our board of directors received a preliminary non-binding proposal letter from JD.com, Inc. (“JD” or the “Buyer”), to acquire all of our outstanding ordinary shares, including the ordinary shares represented by our ADSs, that are not already beneficially owned by the Buyer for a proposed purchase price of US$2.0 per ADS, or US$0.5 per ordinary share, in cash. On January 27, 2025, our board of directors formed a special committee consisting of three independent and disinterested directors, Baohong Sun, Laura Marie Butler and Jian Han, to evaluate and consider the non-binding proposal.

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

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of February 28, 2025)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	2	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Enforceability of Civil Liabilities

Substantially all of our operations are conducted in the Chinese mainland, and a majority of our assets are located in the Chinese mainland. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

We had a total of 2,631, 2,376 and 2,159 employees as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth a breakdown of our employees as of December 31, 2024, by function:

Function	Number
Business operations and sales & marketing	1,467
Research and development	572
General and administrative	120
Total:	2,159

As of December 31, 2024, we had approximately 629 employees in Shanghai, China, and the rest were based in Beijing and other cities in China.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2025 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 1,032,984,610 ordinary shares issued and outstanding as of February 28, 2025 (excluding 67,300,956 ordinary shares in the form of ADSs held in treasury).

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

Ordinary Shares
Beneficially Owned
	Number	%
Directors and Executive Officers**:
Kevin Qing Guo	*	*
Ian Su Shan	—	—
Baohong Sun	*	*
Laura Marie Butler	*	*
Jian Han	*	*
Henry Jun Mao	*	*
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
JD Group Entities(1)	657,224,518	63.6%

Notes:

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2025.
**

Except as indicated otherwise below, the business address of our directors and executive officers is 22/F, Oriental Fisherman’s Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai 200082, People’s Republic of China. The business address of Ian Su Shan is 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, People’s Republic of China. The business address of Ms. Baohong Sun is 515 Madison Avenue, Office 9017, Cheung Kong Graduate School of Business, New York, New York 10022. The business address of Laura Marie Butler is 800 Vine Street, Hudson, Wisconsin, USA 54016. The business address of Jian Han is Building 20, Zhongguancun Software Park, 8 Dongbeiwang West Road, Haidian District, Beijing 100193, People’s Republic of China.

(1)	Represents (i) 543,635,690 ordinary shares held by JD Sunflower Investment Limited and (ii) 113,588,828 ordinary shares (including 6,526,887 ADSs) held by Windcreek Limited. JD Sunflower Investment Limited and Windcreek Limited are both British Virgin Islands companies wholly owned by JD.com Investment Limited, which is in turn wholly owned by JD.com, Inc. Information regarding beneficial ownership is reported as of January 29, 2025, based on the information contained in the Schedule 13D/A jointly filed by JD.com, Inc. and others with SEC on January 29, 2025. The registered address of JD Sunflower Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of each of JD Sunflower Investment Limited, Windcreek Limited is and JD.com Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge, as of February 28, 2025, an aggregate of 468,717,328 of our ordinary shares are held by record holders in the United States (including an aggregate of 468,717,328 ordinary shares held by JPMorgan Chase Bank, N.A., the depositary of our ADS program). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Privatization

On April 1, 2025, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with JD Sunflower Investment Limited, a British Virgin Islands company (“Parent”) and JD Sunflower Merger Sub Limited, a Cayman Islands company and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into our company, with our company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”). Parent is wholly owned by JD.

Our board of directors, acting upon the unanimous recommendation of the special committee, approved the Merger Agreement and the Merger, and resolved to recommend that our shareholders vote to authorize and approve the Merger Agreement and the Merger. The special committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger is currently expected to close within the third quarter of 2025 and is subject to customary closing conditions, including the authorization and approval of the Merger Agreement by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a general meeting of our shareholders.

At the effective time of the Merger (the “Effective Time”), each of our ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares (as defined in the Merger Agreement), together with the shares represented by such ADSs, will be cancelled and cease to exist in exchange for the right to receive US$2.0 in cash per ADS without interest, and each share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Dissenting Shares (as defined in the Merger Agreement) and shares represented by ADSs, will be cancelled and cease to exist in exchange for the right to receive US$0.5 in cash per share without interest.

Other Related Party Transactions

Transactions with JD Group. JD Group is our controlling shareholder and one of our strategic investors. As of December 31, 2023 and 2024, we had amounts due from JD Group of RMB763.1 million and RMB626.0 million (US$85.8 million), respectively, representing various delivery services, platform services, technology support service and promotion services we provided to JD Group, which amounted to RMB1,900.5 million, RMB2,576.7 million and RMB2,373.2 million (US$325.1 million) for the years ended December 31, 2022, 2023 and 2024, respectively. Yonghui, as an equity method investee of JD Group, became a related party of ours in February 2022. The amount of our transactions with Yonghui was included in the amount of transactions with JD Group. In 2024, we entered into an agreement with JD Group for settlement rules between JD Group and us to settle the considerations raised from different transactions on a net basis for each entity within JD Group. As of December 31, 2023 and 2024, we had amounts due to JD Group of RMB133.0 million and nil, respectively, representing certain operational support services and goods provided by JD Group to us and the cash we collected from consumers on behalf of JD.com upon merchandise delivery. Such operational support service fee was RMB664.6 million, RMB642.9 million and RMB627.9 million (US$86.0 million) for the years ended December 31, 2022, 2023 and 2024, respectively. The total purchase amounts of goods from JD Group was RMB39.4 million, RMB10.9 million and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

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

In September 2024, JD Group acquired all of the shares held in us by Walmart Group. Following the transaction, JD Group’s ownership in us increased to 63.2%.

Transactions with Walmart Group. Walmart Group became a related party of ours in August 2018. In September 2024, Walmart Group sold all of its shares in us to JD Group and ceased to be a related party of ours as a result of the transaction. As of December 31, 2023, we had amounts due from Walmart Group of RMB524.0 million, representing the intra-city delivery services and JD NOW marketplace services we provided to Walmart Group. The total services we provided to Walmart Group amounted to RMB2,027.5 million, RMB2,161.4 million and RMB1,609.8 million (US$220.5 million) for the years ended December 31, 2022, 2023 and for the period from January 1, 2024 to September 16, 2024, respectively. As of December 31, 2023, we had amounts due to Walmart Group of RMB57.0 million, representing the cash we collected from consumers on behalf of Walmart Group when performing JD NOW marketplace services to Walmart Group.

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

On January 10, 2024, we, our former president, and former chief financial officer were named as defendants in a putative securities class action in the U.S. District Court for the Central District of California under the caption Yan Wang v. Dada Nexus Limited et al, No. 2:22-cv-00239. Plaintiff alleges that the defendants made misleading statements or omissions regarding our business operations and financials in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. Plaintiff purports to bring this class action on behalf of all persons or entities who purchased or otherwise acquired our ADSs between May 11, 2023 and January 8, 2024, both dates inclusive. The parties subsequently settled the dispute in November 2024, and the Court approved the final settlement in March 2025, ending the securities class action.

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

In addition, we have implemented a remediation plan in response to the Independent Review, including but not limited to (i) terminated, requested the resignation of, or gave disciplinary warnings to employees found to have engaged in misconduct and/or who failed to adhere to our policies or otherwise meet expectations; (ii) terminated contracts with suppliers and customers implicated in the relevant transactions; (iii) enhanced our internal policies, systems and controls, and record-keeping; and (iv) conducted additional trainings for employees regarding the issues identified in the Independent Review.

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

Inspection of books and records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, any special resolutions, and a right to inspect our register of mortgages and charges). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) 75% in value of shareholders or class of shareholders, as the case may be, or (ii) a majority in number representing 75% in value of creditors or each class of creditors, as the case may, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)    is or is likely to become unable to pay its debts; and

(b)    intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Shihui Partners, our PRC counsel.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, minimum tax, and other non-income tax considerations, the Medicare tax on certain net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;

●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our ADSs or ordinary shares (by vote or value); or
●	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities or arrangements,

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

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based on the market price of our ADSs and the nature and composition of our assets, we believe we were a PFIC for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year ending December 31, 2025 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares. However, if we cease to be a PFIC, provided that a U.S. Holder has not made a mark-to-market election, as described below, U.S. Holders may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, the U.S. Holder will be deemed to have sold our ADSs or ordinary shares at their fair market value, and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC, and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” received from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

Dividends

Subject to the discussion below under “ - Passive Foreign Investment Company Rules,” any cash distributions paid on the ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

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

As mentioned above, we believe we were a PFIC for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year ending December 31, 2025. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or ordinary shares in their particular circumstances.

Sale or other disposition

Subject to the discussion below under “ - Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. Pursuant to the Treasury Regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. Each U.S. Holder is advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit or deduction under its particular circumstances, its eligibility for benefits under the Treaty and the potential impact of the Treasury Regulations.

As mentioned above, we believe we were a PFIC for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year ending December 31, 2025. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or ordinary shares in their particular circumstances.

Passive foreign investment company rules

As mentioned above, we believe we were a PFIC for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year ending December 31, 2025. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. Each U.S. Holder should consult its tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2024, we received US$1.4 million of reimbursements relating to the ADS facility from the depositary.

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

Use of Proceeds

None.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our chairman of the board of directors and chief financial officer, our management carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation our chairman of the board of directors and chief financial officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

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

Our management identified one material weakness as of December 31, 2023 related to our failure to design, implement and effectively operate controls with a sufficient level of precision to prevent and detect material misstatements related to certain online advertising and marketing business that experienced an expansion during 2023. Specifically, the material weakness related to the following: (i) there was a lack of continuous and sufficient risk assessment and monitoring performed by management on such business, (ii) we lacked effective expenditure controls that properly review business substance of expenditures before authorizing payments related to such business, and (iii) we did not maintain appropriate segregation of duties in the vendor management process related to such business.

We have taken a number of measures to remedy the material weakness and the deficiencies that have been identified, including: (i) strengthened mechanisms on new business monitoring; (ii) enhanced review of expenditure approvals; and (iii) provided regular and continuous internal control and compliance trainings to employees and management.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, they used the criteria established within the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Changes in our internal control over financial reporting that occurred during the period covered by this annual report are discussed above under “Management’s Annual Report on Internal Control over Financial Reporting.”

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

	2023		2024
Audit fees(1)	US$	1,895,157	US$	1,750,703
All other fees(2)	US$	49,296		—
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2023 and 2024, the audit refers to financial audit and internal control over financial reporting audit.
(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor associated with certain permitted tax services and permissible advisory services.

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

				(d) Maximum
			(c) Total Number	Dollar Value of
			of ADSs Purchased	ADSs that May Yet
			as Part of Publicly	be Purchased
	(a) Total Number	(b) Average Price	Announced Plans	Under the Plans or
Period	of ADSs Purchased	Paid per ADS (US$)	or Programs	Programs
April 1, 2024 - April 30, 2024	4,163,285	2.00	4,163,285	31,614,406
May 1, 2024 - May 31, 2024	796,894	1.82	796,894	30,156,302
December 1, 2024 - December 31, 2024	1,105,161	1.37	1,105,161	28,632,470
January 1, 2025 - January 24, 2025	1,236,372	1.32	1,236,372	26,987,045
Total	7,301,712	1.77	7,301,712	N/A

Item 16F.Change in Registrant’s Certifying Accountant

None.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. We have elected to rely on home country practice exemption from the “independence” requirements of Rules 5605, which provide that compensation committees must be comprised only of two or more independent directors and nominations committee must be comprised solely of independent directors. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying our home country practices.

In addition, we opt to follow home country practice with respect to the frequency of holding annual general meeting of shareholders. Nasdaq Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2024. We may, however, hold annual shareholders meetings in the future.

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

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.Insider Trading Policies

Our board of directors has established insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

The Second Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, presented by our chairman of the board of directors, chief financial officer and cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chairman of the board of directors, chief financial officer and cybersecurity officer.

Our chairman of the board of directors, chief financial officer and cybersecurity officer, and the Cybersecurity Risk Management Officers are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our Cybersecurity Risk Management Officers report to our board of directors (i) on periodic updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

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
4.1

Second Amended and Restated 2015 Equity Incentive Plan (incorporated hereby reference to Exhibit 4.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 22, 2024)

4.2

Second Amended and Restated 2020 Share Incentive Plan (incorporated hereby reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333- 283647) filed with the Securities and Exchange Commission on December 6, 2024)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated hereby reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated hereby reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.5

Exclusive Business Cooperation Agreement, by and between Dada Glory Network Technology (Shanghai) Co., Ltd. and Shanghai Qusheng Internet Technology Co., Ltd., dated November 14, 2014 (incorporated hereby reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.6

English translation of Business Cooperation Agreement, by and between JD.com, Inc. and Dada Nexus Limited, dated April 26, 2016 (incorporated hereby reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.7

Amended and Restated Business Cooperation Agreement, by and between Walmart (China) Investment Co., Ltd. and Dada Nexus Limited, dated August 8, 2018 (incorporated hereby reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

4.8

Share Subscription Agreement between Dada Nexus Limited and Sunflower Investment Limited, dated March 22, 2021 (incorporated hereby reference to Exhibit 4.11 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 31, 2021)

4.9

Amendment to Share Subscription Agreement between Dada Nexus Limited and Sunflower Investment Limited, dated February 25, 2022 (incorporated hereby reference to Exhibit 99.3 to Schedule 13D jointly filed by JD.com, Inc. and others with the Securities and Exchange Commission on March 4, 2022)

4.10

English translation of Business Cooperation Agreement, by and between JD.com, Inc. and Dada Nexus Limited, dated February 28, 2022 (incorporated hereby reference to Exhibit 99.4 to Schedule 13D jointly filed by JD.com, Inc. and others with the Securities and Exchange Commission on March 4, 2022)

4.11

Share Subscription Agreement between Dada Nexus Limited and Sunflower Investment Limited, dated April 25, 2023 (incorporated hereby reference to Exhibit 4.18 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 25, 2023)

4.12

English translation of Business Cooperation Agreement, by and between JD.com, Inc. and Dada Nexus Limited, dated April 25, 2023 (incorporated hereby reference to Exhibit 4.19 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 25, 2023)

4.13

Share Pledge Agreement, by and among Dada Glory Network Technology (Shanghai) Co., Ltd., Shanghai Qusheng Internet Technology Co., Ltd. and Jiangsu Jingdong Bangneng Investment Management Co., Ltd., dated November 16, 2023 (incorporated hereby reference to Exhibit 4.13 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 22, 2024)

4.14

Exclusive Option Agreement, by and among Dada Glory Network Technology (Shanghai) Co., Ltd., Shanghai Qusheng Internet Technology Co., Ltd. and Jiangsu Jingdong Bangneng Investment Management Co., Ltd., dated November 16, 2023 (incorporated hereby reference to Exhibit 4.14 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 22, 2024)

4.15

Power of Attorney, from Jiangsu Jingdong Bangneng Investment Management Co., Ltd. to Dada Glory Network Technology (Shanghai) Co., Ltd., dated November 16, 2023 (incorporated hereby reference to Exhibit 4.15 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 22, 2024)

4.16

Agreement and Plan of Merger, dated April 1, 2025, by and among JD Sunflower Investment Limited, JD Sunflower Merger Sub Limited and Dada Nexus Limited (incorporated hereby reference to Exhibit 99.2 to the current report on Form 6-K filed by the Registrant with the Securities and Exchange Commission on April 1, 2025)

8.1*	List of Significant Subsidiaries and VIE of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-238193), as amended, initially filed with the Securities and Exchange Commission on May 12, 2020)

11.2*	Second Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention Of Insider Trading of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.2*	Consent of Shihui Partners
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97.1

Clawback Policy of the Registrant (incorporated hereby reference to Exhibit 97.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 22, 2024)

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

Dada Nexus Limited

	By:	/s/ Kevin Qing Guo
		Name:	Kevin Qing Guo
		Title:	Chairman of the Board of Directors

Date: April 14, 2025

DADA NEXUS LIMITED

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Dada Nexus Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dada Nexus Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes and the schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 14, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

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

Revenue recognition for certain intra-city delivery services on Dada NOW platform and fulfillment services on JD NOW platform - Refer to Notes 2.15 to the financial statements

Critical Audit Matter Description

The Company’s revenue from certain intra-city delivery services provided through Dada NOW platform and fulfillment services provided through JD NOW platform consist of transaction-based fees generated from a significant volume of low-dollar transactions. The processing and recording of such revenue involve complicated calculation and is based on significant volume of contractual terms with retailers, merchants, consumers, and other parties. Because of the nature of the Company’s transaction-based fees, the Company uses automated systems and tools to process and record its revenue transactions.

We identified the revenue from certain intra-city delivery services provided through Dada NOW platform and fulfillment services provided through JD NOW platform as a critical audit matter. This is due to the Company’s systems to process and record revenue involve complicated calculation and significant volume of transactions. This required an increased extent of audit effort, including the need to involve professionals with expertise in information technology (IT) to identify, test, and evaluate the Company’s systems and automated controls and to evaluate the mathematical accuracy of the recorded revenue.

How the Critical Audit Matter Was Addressed in the Audit

●	With the assistance of our IT specialists, we:

- Identified the relevant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

- Performed testing of system interface controls and automated controls within the relevant revenue streams designed to ensure the accuracy and completeness of revenue.

- Tested internal control within the relevant revenue recording processes.

- Independently reconciled the financial data to operating data for the year ended December 31, 2024.

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

April 14, 2025

We have served as the Company’s auditor since 2019.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Dada Nexus Limited:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Dada Nexus Limited and its subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended December 31, 2024 of the Company and our report dated April 14, 2025, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers outside the People’s Republic of China.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 14, 2025

DADA NEXUS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 and 2024

(Amounts in thousands, except share data and otherwise noted)

		As of December 31,
	Notes	2023	2024
		RMB	RMB	US$
				(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		1,893,032	3,003,242	411,442
Restricted cash		519,207	77,353	10,597
Short-term investments	4	1,558,315	—	—
Accounts receivable, net of allowance for credit losses of RMB42,907 and RMB73,642 as of December 31, 2023 and 2024, respectively		386,768	1,163,451	159,392
Inventories		9,270	11,418	1,564
Amount due from related parties	13	1,287,080	625,997	85,762
Prepayments and other current assets	5	415,326	282,726	38,733
Total current assets		6,068,998	5,164,187	707,490
Non-current assets:
Property and equipment, net		8,392	7,325	1,004
Intangible assets, net	6	1,479,644	—	—
Operating lease right-of-use assets		16,335	40,944	5,609
Other non-current assets		512	213	29
Total non-current assets		1,504,883	48,482	6,642
TOTAL ASSETS		7,573,881	5,212,669	714,132
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities including amounts of the consolidated variable interest entity (“VIE”) and VIE’s subsidiaries without recourse to the Company (Note 2.2)
Current liabilities:
Accounts payable		5,008	8,128	1,114
Payable to riders and drivers		867,323	1,009,244	138,266
Amount due to related parties	13	190,039	—	—
Accrued expenses and other current liabilities	7	922,483	548,819	75,188
Operating lease liabilities		14,719	11,576	1,586
Total current liabilities		1,999,572	1,577,767	216,154
Non-current liabilities:
Deferred tax liabilities	11	16,979	—	—
Non-current operating lease liabilities		414	28,449	3,896
Total non-current liabilities		17,393	28,449	3,896
TOTAL LIABILITIES		2,016,965	1,606,216	220,050
Commitments and contingencies	15
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000 shares authorized, 1,100,285,570 and 1,100,285,566 shares issued, 1,056,311,362 and 1,036,659,038 shares outstanding as of December 31, 2023 and 2024, respectively)	9	708	694	95
Additional paid-in capital		21,024,488	21,032,491	2,881,440
Accumulated deficit		(15,781,777)	(17,820,313)	(2,441,372)
Accumulated other comprehensive income		313,497	393,581	53,919
TOTAL SHAREHOLDERS’ EQUITY		5,556,916	3,606,453	494,082
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		7,573,881	5,212,669	714,132

The accompanying notes are an integral part of these financial statements.

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in thousands, except share and per share data and otherwise noted)

		For the Year Ended December 31,
	Notes	2022	2023	2024
		RMB	RMB	RMB	US$
					(Note 2)
Net revenues (including related party revenues of RMB3,928,088, RMB4,738,106 and RMB3,982,941 for the years ended December 31, 2022, 2023 and 2024, respectively)		9,367,595	10,506,250	9,663,780	1,323,932
Costs and expenses:
Operations and support		(5,743,010)	(6,530,343)	(7,221,497)	(989,341)
Selling and marketing		(4,747,926)	(4,474,087)	(2,927,098)	(401,011)
General and administrative		(408,771)	(252,802)	(233,927)	(32,048)
Research and development		(630,911)	(416,346)	(362,584)	(49,674)
Impairment loss of intangible assets	6	—	—	(1,058,686)	(145,039)
Impairment loss of goodwill	2.13	—	(957,605)	—	—
Other operating expenses		(77,423)	(47,456)	(50,289)	(6,890)
Total costs and expenses		(11,608,041)	(12,678,639)	(11,854,081)	(1,624,003)
Other operating income		120,921	63,859	30,849	4,226
Loss from operations		(2,119,525)	(2,108,530)	(2,159,452)	(295,845)
Other (expenses)/income
Interest expenses		(10,946)	(807)	—	—
Others, net		117,625	146,782	103,983	14,246
Total other income, net		106,679	145,975	103,983	14,246
Loss before income tax benefits		(2,012,846)	(1,962,555)	(2,055,469)	(281,599)
Income tax benefits	11	4,841	5,012	16,933	2,319
Net loss		(2,008,005)	(1,957,543)	(2,038,536)	(279,280)
Net loss available to ordinary shareholders of Dada Nexus Limited		(2,008,005)	(1,957,543)	(2,038,536)	(279,280)
Net loss per ordinary share:
Basic and diluted	10	(1.98)	(1.88)	(1.95)	(0.27)
Weighted average number of shares used in calculating net loss per ordinary share:
Basic and diluted		1,015,265,686	1,040,680,392	1,045,269,866	1,045,269,866
Net loss		(2,008,005)	(1,957,543)	(2,038,536)	(279,280)
Other comprehensive income
Foreign currency translation adjustments, net of tax of nil		333,507	89,780	80,084	10,971
Total comprehensive loss		(1,674,498)	(1,867,763)	(1,958,452)	(268,309)

The accompanying notes are an integral part of these financial statements.

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in thousands, except share data and otherwise noted)

						Accumulated
				Additional		other	Total
		Ordinary shares		paid-in	Accumulated	comprehensive	shareholders’
		Number		capital	deficit	(loss)/ income	equity
	Notes	of shares	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021		927,776,552	633	15,714,015	(11,816,229)	(109,790)	3,788,629
Issuance of ordinary shares to JD Group	9	109,215,017	69	5,057,691	—	—	5,057,760
Shares issued for exercise of stock options and vest of restricted share units		19,069,453	9	10,656	—	—	10,665
Repurchase of ordinary shares	9	(34,137,780)	(23)	(401,543)	—	—	(401,566)
Share-based compensation	8	—	—	218,730	—	—	218,730
Net loss		—	—	—	(2,008,005)	—	(2,008,005)
Foreign currency translation adjustments		—	—	—	—	333,507	333,507
Balance as of December 31, 2022		1,021,923,242	688	20,599,549	(13,824,234)	223,717	6,999,720
Issuance of ordinary shares to JD Group	9	18,927,876	13	248,987	—	—	249,000
Shares issued for exercise of stock options and vest of restricted share units		15,460,244	7	12,799	—	—	12,806
Share-based compensation	8	—	—	163,153	—	—	163,153
Net loss		—	—	—	(1,957,543)	—	(1,957,543)
Foreign currency translation adjustments		—	—	—	—	89,780	89,780
Balance as of December 31, 2023		1,056,311,362	708	21,024,488	(15,781,777)	313,497	5,556,916
Shares issued for exercise of stock options and vest of restricted share units	8	5,149,268	3	38	—	—	41
Repurchase of ordinary shares	9	(24,261,360)	(17)	(80,850)	—	—	(80,867)
Cancellation of shares		(540,232)	—	(1,888)	—	—	(1,888)
Share-based compensation	8	—	—	90,703	—	—	90,703
Net loss		—	—	—	(2,038,536)	—	(2,038,536)
Foreign currency translation adjustments		—	—	—	—	80,084	80,084
Balance as of December 31, 2024		1,036,659,038	694	21,032,491	(17,820,313)	393,581	3,606,453

The accompanying notes are an integral part of these financial statements.

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in thousands and otherwise noted)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net loss	(2,008,005)	(1,957,543)	(2,038,536)	(279,280)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	496,958	515,724	489,295	67,033
Share-based compensation	218,730	163,153	90,703	12,426
Foreign exchange gain	(7,419)	(63)	(10)	(1)
Losses/(gains) from disposal of property and equipment	546	715	(32)	(4)
Changes on unrealized (gains)/losses from wealth management products	(2,175)	(2,756)	5,425	743
Impairment loss of goodwill	—	957,605	—	—
Impairment loss of intangible assets	—	—	1,058,686	145,039
Inventory write-down	297	—	122	17
Provision for credit losses	10,651	42,354	30,871	4,229
Changes in operating assets and liabilities:
Accounts receivable	28,171	(115,620)	(67,064)	(9,187)
Inventories	(2,779)	(444)	(2,270)	(311)
Amount due from related parties	(220,319)	(226,093)	(79,778)	(10,930)
Prepayments and other current assets	(53,236)	143,900	(108,677)	(14,887)
Operating lease right-of-use assets	39,219	21,257	(24,609)	(3,371)
Other non-current assets	(4,449)	7,711	299	41
Accounts payable	(9)	(4,783)	3,120	427
Payable to riders and drivers	213,337	73,003	141,921	19,443
Amount due to related parties	75,243	43,036	(186,020)	(25,485)
Accrued expenses and other current liabilities	315,779	(11,084)	(377,782)	(51,754)
Deferred tax liabilities	(5,012)	(5,009)	(16,979)	(2,326)
Operating lease liabilities	(40,968)	(25,901)	24,892	3,410
Net cash used in operating activities	(945,440)	(380,838)	(1,056,423)	(144,728)

Cash flows from investing activities:
Proceeds from disposal of short-term investments	3,694,301	2,754,169	2,615,107	358,268
Purchase of short-term investments	(4,670,101)	(1,578,399)	(1,066,470)	(146,106)
Purchase of property and equipment and intangible assets	(3,743)	(7,248)	(6,022)	(825)
Proceeds from disposal of property and equipment	917	634	—	—
Loan provided to third party companies	(1,103,500)	(1,177,500)	—	—
Loan settled by third party companies (see Note 5)	1,055,733	1,223,200	240,000	32,880
Net cash (used in)/provided by investing activities	(1,026,393)	1,214,856	1,782,615	244,217

Cash flows from financing activities:
Proceeds from short-term loan	600,000	—	—	—
Repayment of short-term loan	(600,000)	(100,000)	—	—
Issuance of ordinary shares	3,451,921	—	—	—
Proceeds from exercise of share options	10,665	12,806	41	6
Cash paid for and prepayment of share repurchase	(401,566)	—	(81,108)	(11,112)
(Payment of)/proceeds from stock sold on behalf of employees	(6,166)	1,996	—	—
Net cash provided/(used in) by financing activities	3,054,854	(85,198)	(81,067)	(11,106)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	13,998	(4,450)	23,231	3,181
Net increase in cash, cash equivalents and restricted cash	1,097,019	744,370	668,356	91,564
Cash and cash equivalents and restricted cash, beginning of the year	570,850	1,667,869	2,412,239	330,475
Cash and cash equivalents and restricted cash, end of the year	1,667,869	2,412,239	3,080,595	422,039

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in thousands and otherwise noted)

The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows.

		As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2)
Cash and cash equivalents	1,233,974	1,893,032	3,003,242	411,442
Restricted cash	433,895	519,207	77,353	10,597
Total cash, cash equivalents, and restricted cash	1,667,869	2,412,239	3,080,595	422,039

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2)
Supplemental disclosure for cash flow information
Cash paid for interest	10,621	807	—	—
Cash paid for income tax	171	—	46	6
Supplemental disclosure of non-cash investing and financing activities:
Payables related to property and equipment	1,799	274	375	51
Intangible assets acquired from JD investments (Note 6)	1,605,839	249,000	—	—

The accompanying notes are an integral part of these financial statements.

DADA NEXUS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share, per share data and otherwise noted)

1.   ORGANIZATION AND NATURE OF OPERATIONS

Dada Nexus Limited (the “Company”) was incorporated under the laws of the Cayman Islands on July 8, 2014. The Company through its wholly-owned subsidiaries, VIE and VIE’s subsidiaries (collectively, the “Group”) primarily provides on-demand retail and delivery services to its customers through its mobile platforms, websites and mini programs. The Group’s principal operations and geographic markets are in the People’s Republic of China (the “PRC”).

As of December 31, 2024, the Company’s major subsidiaries, VIE and VIE’s subsidiaries (“Consolidated VIEs”) were as follows:

			Percentage
			of direct
			or indirect
	Place of	Date of incorporation /	economic
Name of companies	incorporation	acquisition	ownership	Principal activities
Major Subsidiaries
Dada Group (HK) Limited (“Dada HK”)	Hong Kong	July 24, 2014	100%	Investment holding
Dada Glory Network Technology (Shanghai) Co., Ltd. (“Dada Glory”)	PRC	November 7, 2014	100%	On-demand delivery services platform (“Dada NOW”)
Shanghai JD Daojia Yuanxin Information Technology Co., Ltd. (“Shanghai JDDJ”)	PRC	April 26, 2016	100%	On-demand retail services platform (“JD NOW”)
VIE
Shanghai Qusheng Internet Technology Co. Ltd. (“Shanghai Qusheng”)	PRC	July 2, 2014	100%	Holding value-added telecommunications services license of Dada NOW and maintaining Dada NOW website
VIE’s Major Subsidiary
Shanghai JD Daojia Youheng E-Commerce Information Technology Co., Ltd. (“JDDJ Youheng”)	PRC	December 3, 2015	100%	Holding value-added telecommunications services license of JD NOW and maintaining JD NOW website

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

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.2 Basis of consolidation - continued

VIE Arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and other restricted businesses in the PRC through Shanghai Qusheng and its wholly-owned subsidiaries, whose equity interests are held by certain individuals or entities (“Nominee Shareholders”). The Group obtained control over the VIE and VIE’s subsidiaries by entering into a series of contractual arrangements amongst Dada Glory, VIE and its Nominee Shareholders. The contractual agreements were originally signed in November 2014 and further amended on December 28, 2022 and November 16, 2023, primary for change of Nominee Shareholders. As of November 16, 2023, Dada Glory had 50% direct ownership of Shanghai Qusheng, and the remaining 50% ownership was held by the Nominee Shareholder. The following is a summary of the agreements which allow Dada Glory to exercise effective control over Shanghai Qusheng.

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

The VIE contributed not larger than 0.2% of the Group’s consolidated net revenues for the years ended December 31, 2022, 2023 and 2024, respectively. The VIE accounted for not larger than 1.0% of the consolidated total assets and the consolidated total liabilities as of December 31, 2023 and 2024, respectively.

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

2.3 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include allowance for credit losses, assumptions used to measure the impairment loss of goodwill, property and equipment and intangible assets, and realization of deferred tax assets.

2.4 Functional currency and foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company is U.S. dollars (“US$”). The Group’s subsidiaries and consolidated VIEs determined their functional currencies based on the criteria of ASC Topic 830, Foreign Currency Matters.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.4 Functional currency and foreign currency translation - continued

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in the consolidated statements of operations and comprehensive income/(loss).

The consolidated financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current year are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity.

2.5 Convenience translation

The Group’s business is primarily conducted in China and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US$ using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

2.6 Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which is highly liquid and unrestricted as to withdrawal and use.

2.7 Restricted cash

The Group’s restricted cash mainly represents cash received and reserved in bank supervised accounts for payments to retailers on the on-demand retail platform or payments to riders and drivers on the on-demand delivery platform.

2.8 Short-term investments

Short-term investments include (i) wealth management products with variable interest rates and will mature within one year; (ii) time deposits with original maturities longer than three months but less than one year. The Group elects the fair value option to record investments in wealth management products with variable interest rates and deposits indexed to foreign exchange with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments.Changes in the fair value are reflected in the consolidated statements of operations and comprehensive loss. The gains recognized from wealth management products are RMB19,865, RMB25,760 and RMB2,901 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.9 Accounts receivable, net

Accounts receivable mainly consists of amount due from the Group’s customers, which is recorded net of allowance for credit losses. The Group has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, and other factors that may affect its ability to collect from customers. Allowance of RMB42,907 and RMB73,642 was recognized for accounts receivable as of December 31, 2023 and 2024, respectively. Provision for credit losses of RMB10,651, RMB42,354 and RMB30,871 was recorded for the years ended December 31, 2022, 2023 and 2024, respectively.

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

2.12 Intangible assets, net

Intangible assets purchased are measured at cost. The Group’s intangible assets primarily comprise of business cooperation agreement (“BCA”), non-compete commitment (“NCC”), technology, trademark and domain name arising from the Group’s acquisition of JDDJ business from JD.com, Inc. (“JD”) in 2016 and BCA arising from JD Investments (as defined below in note 9) in 2022 and 2023, respectively, which were recognized at fair value based on a valuation upon acquisition. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives as follows:

Category	Amortization years
BCA	3-10
NCC	7
Technology	3.7
Trademark and domain name	9-9.7

2.   PRINCIPAL ACCOUNTING POLICIES - continued

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

As of December 31, 2023, considering the duration and severity of the decline in Dada’s market capitalization, the Group assessed that it was more likely than not that the fair value of the Group was less than its carrying amount and performed quantitative impairment test and recognized an impairment charge of RMB957,605. The fair value of the Group was determined based on the discounted cash flow analysis using the significant assumptions including internal cash flows forecasts, a long-term future growth rate, and a discount rate.

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

2.   PRINCIPAL ACCOUNTING POLICIES – continued

2.15 Revenue recognition

The Group derives its revenues principally from (1) providing on-demand retail platform services and fulfillment services to retailers and online advertising and marketing services to its customers (e.g. brand owners or their agents) on JD NOW platform, including portals on the JD mobile app, JDDJ app, etc., and (2) providing on-demand delivery services to merchants and individual senders on Dada NOW platform. Revenue is stated net of value added tax, discounts and return allowances.

JD NOW

The Group provides on-demand retail platform services on JD NOW platform. The service revenues primarily consist of commission fees charged to retailers for participating in the Group’s online marketplace, where the Group acts as an agent and its performance obligation is to facilitate the retailers’ online sales of their goods and services through JD NOW. The Group is not primarily obligated to the consumers, does not take inventory risk, and does not have latitude over pricing of the merchandise. Upon successful sales, the Group charges the retailer a fixed rate or amount commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of merchandise. The Group also fulfills the delivery needs of certain retailers on JD NOW by utilizing the Group’s network of registered riders on Dada NOW. The Group has determined that it acts as the principal in these fulfillment transactions as the Group is primarily responsible for the delivery of merchandise for these retailers on JD NOW and has the ability to control the related fulfillment services. Fulfillment services revenues on JD NOW are recognized on a gross basis at a pre-determined amount for each completed delivery, with the amounts payable to the riders recorded in operations and support costs. These revenues are recognized at the point of delivery of merchandise.

The Group also provides online advertising and marketing services to its customers (e.g. brand owners or their agents) on JD NOW platform. Revenue is recognized when service is rendered. The Group did not enter into material advertising-for-advertising barter transactions for the periods presented.

Other services provided by the Group primarily comprise packaging services provided to retailers on JD NOW. Revenue is recognized when service is rendered at the point in time.

Dada NOW

The Group provides both intra-city delivery services and last-mile delivery services. The intra-city delivery services enable merchants and individual senders to have their parcels delivered quickly on an on-demand basis. The last-mile delivery services enable customers (e.g. merchants, logistic companies, etc.) to deliver parcels from the merchant’s delivery station to a final destination on an on-demand basis.

The Group fulfills the delivery needs for customers on Dada NOW by utilizing the Group’s network of registered riders on Dada NOW. Under this type of services, the Group enters into agreements with customers, which enforce the Group’s acceptance of all the related delivery requests at the prices stipulated in the agreements. The Group has determined that it acts as the principal in these transactions as the Group is primarily responsible for the delivery of merchandise and has the ability to control the related services. The Group has the ability to control the services provided by riders as it is responsible for identifying and directing riders that meet the quality criteria stipulated in the agreements to complete the deliveries requested by customers. Additionally, the Group has ultimate control over the amounts charged to the customers. Although in this type of services, the riders still have the ability to accept, decline or disregard a delivery assignment, it is the Group’s responsibility to find a replacement and complete the delivery timely. Revenues resulting from these services are recognized on a gross basis at a pre-determined amount for each completed delivery, with the amounts paid to the riders recorded in operations and support costs. These revenues are recognized at the point of delivery of merchandise. Delivery services for which the Group acts as a principal are mainly from intra-city delivery services.

2.    PRINCIPAL ACCOUNTING POLICIES – continued

2.15 Revenue recognition – continued

Dada NOW – continued

In addition, the Group arranges for on-demand delivery services to be provided through Dada NOW platform where it assists its customer in finding a rider to complete a delivery requested by the customer. The Group concludes that it acts as an agent in these transactions as it is not responsible for fulfilling the promise to provide the delivery services, nor does the Group have the ability to control the related services. The Group does not have the ability to control the services provided by riders due to the following: (i) the Group does not pre-purchase or otherwise obtain control of the riders’ services prior to their transfer to the customers; (ii) the Group does not guarantee an order could be taken by a rider; (iii) the Group cannot direct the riders to accept, decline or disregard a transaction request and (iv) the Group’s platform services do not include the delivery services provided to the customers by the riders. The service fee earned by the Group is the difference between the amount paid by the customer based on an upfront quoted fare and the amount earned by the rider based on expected delivery time, distance and other factors, which are both fixed at the time a transaction is entered into with a customer. The Group may record a loss from a transaction when an upfront quoted fare offered to the customer is less than the amount the Group is committed to paying to the rider. The revenue is recognized on a net basis at the point of delivery of merchandise. The loss on this type of transactions is recorded in operations and support costs in the consolidated statements of operations and comprehensive loss, as it is not related to any other current, previous or future transactions with the customer and in substance, is an expense paid to the rider. The losses included in operations and support costs were RMB85,177, RMB53,074 and RMB58,930 for the years ended December 31, 2022, 2023 and 2024, respectively.

The Group operates its own e-commerce business and sells delivery equipment and other merchandise on Dada NOW. Revenue is recognized on a gross basis when the Group is acting as a principal in these transactions, is responsible for fulfilling the promise to provide the specified merchandise and also has pricing discretion. The Group recognizes revenues net of discounts and return allowances when the goods are delivered to the customers.

Incentive programs

Customer incentives

The Group offers various incentive programs to merchants, individual senders and business customers in the form of coupons or volume-based discounts that are recorded as reduction of revenue as the Group does not receive a distinct good or service in consideration.

Rider incentives

The Group offers various incentive programs to riders, primarily in the form of volume-based incentives. The riders are not the Group’s customers as they do not pay for their use of the Group’s platform in any form. Therefore, for transactions where the Group acts as an agent and recognizes revenue on a net basis, the related rider incentives are recorded as a reduction of revenue. The incentive amount in excess of the related revenue is included in operations and support costs. For transactions where the Group acts as a principal and recognizes revenue on a gross basis, the related rider incentives are included in operations and support costs. For the years ended December 31, 2022, 2023 and 2024, incentives to riders recorded in operations and support costs were RMB79,238, RMB41,056 and RMB45,231, respectively.

Consumer incentives

The consumer incentives are offered to promote the Group’s platform or brand owners’ products in the form of promotion coupon on JD NOW, which are valid only during a limited period of time. Incentives that are provided at the Group’s discretion and are not contractually required by brand owners are recognized as operation and support costs. Incentives that are not provided at the Group’s discretion and are contractually required by the brand owners are recorded as a deduction of revenues. As the Group has no performance obligation to consumers, who are not the Group’s customers, consumer incentives offered to promote the Group’s platform are recognized as selling and marketing expenses. For the years ended December 31, 2022, 2023 and 2024, RMB2,782,585, RMB2,548,189 and RMB1,288,835 were recorded as selling and marketing expenses, and RMB1,013,636, RMB1,055,745 and RMB299,624 were recorded as and operation and support costs, respectively.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.15 Revenue recognition – continued

Consumer incentives – continued

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

Disaggregation of revenues

For the years ended December 31, 2022, 2023 and 2024, all of the Group’s revenues were generated in the PRC. Beginning with the year ended December 31, 2024, the Company changed the presentation of disaggregated revenues to better reflect its lines of business. The table below sets forth the disaggregation of revenues for years ended December 31, 2024, with prior period financial results retrospectively recast to conform to current period presentation. The disaggregated revenues by revenue streams were as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues
JD NOW
Commission fee	1,582,060	1,679,218	1,423,256
Online advertising and marketing services	2,249,158	2,131,150	606,720
Fulfillment services and others	2,378,807	2,681,386	1,828,580
Subtotal	6,210,025	6,491,754	3,858,556
Dada NOW
Intra-city delivery services	2,587,305	3,529,214	5,077,762
Last-mile delivery services	306,262	347,678	524,822
Others	264,003	137,604	202,640
Subtotal	3,157,570	4,014,496	5,805,224
Total	9,367,595	10,506,250	9,663,780

Contract balances

The remaining unsatisfied performance obligation as of December 31, 2022, 2023 and 2024 was immaterial.

Timing of revenue recognition may differ from the timing of invoicing customers. Accounts receivable represents amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.15 Revenue recognition – continued

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

Advances from
customers
RMB
Balance as of January 1, 2022	49,515
Increase, net	44,407
Balance as of December 31, 2022	93,922
Increase, net	56,321
Balance as of December 31, 2023	150,243
Decrease, net	(57,793)
Balance as of December 31, 2024	92,450

The opening balances of RMB49,515, RMB93,922 and RMB150,243 were recognized as revenue in the years ended December 31, 2022, 2023 and 2024, respectively.

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

2.17 Selling and marketing

Selling and marketing expenses primarily consist of online and offline promotion and coupons to promote the Group’s platforms, advertising and marketing expenses to attract or retain consumers for the Group’s platforms, payroll and related expenses for employees involved in selling and marketing functions, amortization of intangible assets arising from BCA with JD.com, as well as the expenses incurred for facilities and equipment, such as depreciation expenses, rental and others. The advertising and marketing expenses amounted to RMB944,471, RMB753,490 and RMB431,209 for the years ended December 31, 2022, 2023 and 2024, respectively.

2.18 Research and development

Research and development expenses primarily consist of technology infrastructure expenses, payroll and related expenses for employees involved in platform development, share – based compensation, charges for the usage of the server and computer equipment, and editorial content.

2.   PRINCIPAL ACCOUNTING POLICIES - continued

2.19 Other operating expenses

Other operating expenses primarily consist of purchase price of merchandise sold on Dada NOW.

2.20 Leases

As a lessee

The Group leases office space and warehouse facilities in different cities in PRC under non-cancellable operating lease agreements that expire at various dates through July 2028. The Group elected the short-term lease exemption for all contracts with an original lease term of 12 months or less.

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

For the years ended December 31, 2022, 2023 and 2024, the Group incurred operating lease costs amounting to RMB35,973, RMB22,207 and RMB18,242 respectively, excluding RMB9,031, RMB 10,003 and RMB12,907 for short-term leases not capitalized as ROU assets, respectively.

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

2.   PRINCIPAL ACCOUNTING POLICIES – continued

2.22 Loss per share – continued

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

The Group operates and manages its business as a single operating and reportable segment. The Group’s CODM has been identified as Chairman of the Board of the Group who reviews the consolidated net loss when making decisions about allocating resources and assessing performance of the Group. Significant segment expenses are operations and support, selling and marketing, general and administrative and research and development. The difference between net revenues less the significant segment expenses and consolidated net loss are the other segment items as disclosed in the consolidated statements of operations and comprehensive loss.

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

2.27 Recent accounting pronouncements

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). ASU 2023-07 intends to improve reportable segment disclosure requirements, enhance interim disclosure requirements and provide new segment disclosure requirements for entities with a single reportable segment. The Group adopted this guidance on January 1, 2024 and it did not have material impact on the Group’s consolidated financial statements.

2.   PRINCIPAL ACCOUNTING POLICIES – continued

2.27 Recent accounting pronouncements - continued

Recently issued accounting pronouncements not yet adopted

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

In November 2024, the FASB issued ASU No.2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

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

Investments in wealth management products were measured based on currently redeemable prices offered by the selling banks which are considered as level 2 inputs and recorded in short-term investment at fair value initially and on a recurring basis in periods subsequent to their initial recognition.

Certain non-financial assets are measured at fair value on a nonrecurring basis, including property and equipment, operating lease right-of-use assets, goodwill and intangible assets and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance and discount rate to the discounted cash flow valuation methodology. Please refer to note 2.13 and note 6 for more details.

4.   SHORT-TERM INVESTMENTS

	As of December 31,
	2023	2024
	RMB	RMB
Time deposits	1,204,059	—
Wealth management products	354,256	—
Total	1,558,315	—

5.   PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2023	2024
	RMB	RMB
Funds receivable from third party online payment platforms	47,842	145,151
VAT receivable	91,022	98,373
Advance to suppliers	20,641	22,364
Loan provided to third party companies (1)	240,000	—
Interest receivable	7,332	—
Other receivables	8,489	16,838
Prepayments and other current assets	415,326	282,726

Note:

(1)	The Group made available to third party companies a one-year revolving credit facility of up to RMB400,000 with annualized interest rate of 4.5% and the maturity date of April 26, 2024. Each loan under this credit facility has a maturity of three months. In 2024, third - party company had repaid all loans.

6.   INTANGIBLE ASSETS, NET

Gross carrying amount, accumulated amortization, impairment and net book value of the intangible assets were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
BCA	2,529,525	2,567,274
NCC	590,525	599,338
Trademark and domain name	340,053	340,053
Technology	96,000	96,000
Total cost	3,556,103	3,602,665
Less: accumulated amortization	(2,076,459)	(2,543,979)
Less: impairment	—	(1,058,686)
Intangible assets, net	1,479,644	—

Amortization expenses related to intangible assets were RMB469,903, RMB501,522 and RMB482,072 for the years ended December 31, 2022, 2023 and 2024, respectively.

Along with JD Investments (as defined below in note 9) on February 28, 2022, JD and the Group entered into a BCA which granted the Group certain strategic resources. The BCA primarily included cooperation areas such as user traffic and search results. The Group recognized BCA arising from JD Investments of US$254,000 (RMB1,605,839) and amortized it on a straight-line basis over the 5-year contract term.

In April 2023, JD and the Group entered into a BCA which granted the Group certain strategic resources. The BCA primarily includes cooperation areas for user traffic. The Group recognized BCA arising from JD Investments of RMB249,000 and amortized it on a straight-line basis over the 3-year contract term.

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flow expected to generate from the use of the assets and their eventual disposition. Impairment exists when the sum of the expected undiscounted future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. The Group determines the fair value of an asset or asset group on various valuation techniques, including quoted market value and discounted cash flow models.

6.   INTANGIBLE ASSETS, NET - continued

As of December 31, 2024, the Group noted that events and changes in circumstances existed as of December 31, 2024 may indicate that the carrying amounts of intangible assets were no longer recoverable. The Group identified the entire group as one asset group for the purpose for this impairment testing as intangibles assets do not have identifiable independent cash flows. Fair value of the asset group was estimated using an income approach of discounted cash flow model and was classified as level 3 fair value measurement due to unobservable inputs concerning on internal cash flows forecasts, an estimated terminal value, and a discount rate. All estimates used and assumptions made were in accordance with the Group’s historical and industrial experience of the local on-demand retail and delivery industries. As a result, the Group fully impaired the intangible assets of RMB1,058,686 for the year ended December 31, 2024.

7.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2023	2024
	RMB	RMB
Salaries and welfare payables	151,101	174,743
Deposits from retailers and outsourced agencies	78,379	101,466
Advance for online advertising and marketing services	141,141	80,591
Accrued marketing expenses	171,501	65,023
Advance for delivery services(1)	60,592	45,831
Professional fee payable	30,741	35,720
Tax payable	40,034	4,768
Payables to retailers on JD NOW(2)	199,344	—
Others	49,650	40,677
Total	922,483	548,819

Notes:

(1)	Advance for delivery services represents the prepayments for on-demand delivery services. The amount is refundable if no service is provided.
(2)

Payables to retailers on JD NOW represent cash collected on behalf of retailers for goods sold through JD NOW platform. Starting from September 2024, the Company no longer received cash on behalf of retailers. Instead, settlements between consumers and retailers have been processed directly through a designated clearing accounts supervised by a third-party bank.

8.   SHARE-BASED COMPENSATION

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

In June 2020, the Group adopted the 2020 Incentive Compensation Plan (“2020 Plan”), which permits the granting of share options, restricted share units and other equity incentives to employees, directors and consultants of the Group. The 2020 Plan administrator is the Group’s board of directors. The board may also authorize one or more of the Group’s officers to grant awards under the plan. The Group had initially authorized 45,765,386 ordinary shares, which increased to 97,748,392 ordinary shares in December 2024, plus an annual increase on the first day of each year during the ten-year term of the 2020 Plan commencing with the year beginning January 1, 2021, by an amount equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding year, for issuance under the 2020 Plan. The options expire in ten years from the date of grant. The Company uses treasury shares or new shares for issuing shares under 2020 Plan.

For the years ended December 31, 2022, 2023 and 2024, total share-based compensation expenses recognized were RMB218,730, RMB163,153 and RMB90,703, respectively. The following table sets forth the allocation of share-based compensation expenses:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Selling and marketing	60,474	69,799	38,646
General and administrative	98,243	40,313	15,170
Research and development	60,013	53,041	36,887
Total	218,730	163,153	90,703

Share option

Under the 2015 Plan and 2020 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. The Group recognized RMB30,928, RMB18,198 and RMB439 of stock-based compensation expenses for the years ended December 31, 2022, 2023 and 2024, respectively. The Group did not grant any share options for the years ended December 31, 2022, 2023 and 2024.

The following table summarized the Group’s share option activities under the option plans:

			Weighted
		Weighted	Average	Weighted
		Average	Remaining	Average	Aggregate
	Number	Exercise	Contract Life	Grant Date	Intrinsic
	of Options	Price	(years)	Fair Value	Value
		US$		US$	US$
Outstanding at January 1, 2024	6,150,084	0.76	4.59	2.20	404
Exercised	(253,208)	0.02		0.10
Forfeited	(1,648,180)	0.80		2.18
Outstanding at December 31, 2024	4,248,696	0.79	3.80	2.33	—
Vested and expect to vest at December 31, 2024	4,248,696	0.79	3.80	2.33	—
Exercisable at December 31, 2024	4,248,696	0.79	3.80	2.33	—

The total intrinsic value of options exercised during the years ended December 31, 2022, 2023 and 2024 was RMB203,841, RMB51,110 and RMB536, respectively. As of December 31, 2024, there was no unrecognized compensation expense related to options.

8.   SHARE-BASED COMPENSATION - continued

Restricted share units

The Group granted restricted share units to employees and non-employees in 2022, 2023 and 2024.

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

In 2024, the Group granted in total 36,768,616 restricted share units, mainly subject to a four-year service vesting schedule under the 2020 Plan. The weighted average estimated fair value on the grant date of each restricted share unit was US$0.47 (RMB3.42).

The following table summarized the Group’s restricted share unit activities under the 2015 Plan and the 2020 Plan:

	Number of	Weighted Average
	Restricted Share	Grant Date
	Units	Fair Value
		US$
Nonvested at January 1, 2024	18,043,220	2.51
Granted	36,768,616	0.47
Vested	(4,896,060)	3.24
Forfeited	(8,218,708)	1.85
Nonvested at December 31, 2024	41,697,068	0.75
Expected to vest at December 31, 2024	41,697,068	0.75

Restricted share units granted to employees and non-employees are measured based on the closing price of ordinary shares on the grant date and recognized as compensation cost on a straight-line basis over the requisite service period. Total share-based compensation expenses recognized for these restricted share units in 2022, 2023 and 2024 were RMB183,798, RMB135,755 and RMB78,137, respectively. The total fair value of restricted share units vested during the years ended December 31, 2022, 2023 and 2024, was RMB214,134, RMB80,913 and RMB18,444, respectively. As of December 31, 2024, there were RMB169,160 of unrecognized compensation expenses related to nonvested restricted share units which is expected to be recognized over a weighted-average period of 2.72 years.

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

The Group recognizes the entire cost of JD Employee Awards incurred by JD, the Group’s controlling shareholder, as compensation cost with a corresponding amount as a capital contribution according to ASC 505-10-25-3. The share-based compensation amounts related to JD’s share were RMB4,004, RMB9,200 and RMB12,127 for the years ended December 31, 2022, 2023 and 2024, respectively.

9.   ORDINARY SHARES

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

In February 2022, the Company issued 109,215,017 ordinary shares to JD in exchange for US$546 million in cash and BCA with a valuation of US$254 million from JD based on the share subscription agreement signed in 2021 and 2022. JD held approximately 52% of the Company’s issued and outstanding shares taking into account its existing shareholding.

In April 2023, the Company and JD entered into a share subscription agreement. Upon the closing of this deal, the Company issued 18,927,876 ordinary shares to JD in exchange for the usage of certain strategic resources with a valuation of US$36 million for 3 years. JD held approximately 53.9% of the Company’s issued and outstanding shares upon the closing of this deal taking into account its existing shareholding. The share subscription agreements entered into in February 2022 and April 2023 were collectively referred to as JD Investments.

In March 2024, the Board of Directors of the Company authorized a share repurchase program of up to US$40 million (“2024 Share Repurchase Program”) of ADSs funded by existing cash balance for a two - year period through March 2026. As of December 31, 2024, the Company had repurchased 24,261,360 ordinary shares for approximately US$11 million. The Company also repurchased 4,945,488 ordinary shares for approximately US$2 million in January 2025. All shares repurchased under this program were retired in March 2025.

The repurchases of ordinary shares are accounted for under the cost method whereby the entire cost of the acquired stock was recorded as reductions of ordinary shares and additional paid-in capital.

10.   LOSS PER SHARE

Loss per share was computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024

	(RMB, except share data)
Numerator:
Net loss available to ordinary shareholders of the Company—basic and diluted	(2,008,005)	(1,957,543)	(2,038,536)
Denominator:
Weighted average number of ordinary shares outstanding	1,015,265,686	1,040,680,392	1,045,269,866
Basic and diluted loss per share	(1.98)	(1.88)	(1.95)

As a result of the Group’s net loss for the three years ended December 31, 2022, 2023 and 2024, the following weighted average number of the Company’s share options, and restricted share units outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	For the Year Ended December 31,
	2022	2023	2024
Share options	15,028,082	7,194,850	4,941,477
Restricted share units	21,358,045	18,970,100	32,663,733

11.   TAXATION

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

Chinese mainland

Under the PRC Corporate Income Tax Law (“CIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to corporate income tax at a uniform rate of 25%. Dada Glory and Shanghai JDDJ qualified as high and new technology enterprises (“HNTE”) and were eligible to a reduced income tax rate of 15% for the years ended December 31, 2022, 2023 and 2024. Beijing Daguan Information Technology Co., Ltd. qualified as HNTE and was eligible to a reduced income tax rate of 15% for the years of 2023 and 2024.

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

Global Anti-base Erosion Rules

In December 2021, the Organisation for Economic Co-operation and Development (“OECD”) introduced the Global Anti-Base Erosion (GloBE) Rules, which set out global minimum tax rules designed to ensure that large multinational businesses with group annual revenue of EUR 750 million or more pay a minimum effective rate of tax of 15% on profits in all their operating countries (referred to as “Pillar Two Rules”). Countries may also implement their own domestic minimum tax regimes. Global minimum tax rules have been enacted in certain jurisdictions in which we are subject to income taxes. To provide transitional relief for Pillar Two tax compliance and administrative burden, the OECD has introduced a Framework for Transitional Country-by-Country Reporting Safe Harbor applicable for a transition period covering the years ended December 31, 2024 to December 31, 2026.

The Group has reviewed its corporate structure in light of the introduction of Pillar Two model rules in various jurisdictions. While such new rules introduce complexity into the Group’s calculation of income tax expense, Pillar Two did not have a material impact to the Group’s tax expense in 2024.

11.   TAXATION - continued

Income Taxes - continued

Loss by tax jurisdictions:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Loss from the Chinese mainland operations	1,402,607	461,858	520,193
Loss from the non-Chinese mainland operations	610,239	1,500,697	1,535,276
Total losses before tax	2,012,846	1,962,555	2,055,469

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current tax expenses	171	—	46
Deferred tax benefits	(5,012)	(5,012)	(16,979)
Income tax benefits	(4,841)	(5,012)	(16,933)

Reconciliation of the difference between the Chinese mainland statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Statutory tax rate	25.0%	25.0%	25.0%
Effect on tax rates in different tax jurisdictions	(7.6)%	(19.1)%	(18.7)%
Changes in valuation allowance	(19.5)%	(7.6)%	(5.3)%
Expired tax loss	(1.4)%	0.0%	(0.3)%
Additional deduction of research and development expense	6.8%	4.4%	3.8%
Others	(3.1)%	(2.4)%	(3.7)%
Effective tax rate	0.2%	0.3%	0.8%

Deferred tax assets and deferred tax liabilities

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets
- Net operating loss carry forwards	3,108,434	3,161,343
- Advertising expenses	231,505	301,984
- Other expense	32,217	16,776
Less: valuation allowance	(3,372,156)	(3,480,103)
Net deferred tax assets	—	—
Deferred tax liabilities
- Identifiable intangible assets from business combination	16,979	—
Total deferred tax liabilities	16,979	—

As of December 31, 2023 and 2024, the Group had net operating loss carry forwards of approximately RMB12,433,736 and RMB12,645,371, respectively, which arose from the subsidiaries, VIE and VIE’s subsidiaries established in the PRC. The loss carry forwards will expire during the period from 2025 to 2034.

11.   TAXATION – continued

Income Taxes - continued

The Group believes that it is more likely than not that the net operating loss carry forwards and other deferred tax assets will not be utilized in the future based on an evaluation of a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. Therefore, the Group provided full valuation allowances for the deferred tax assets as of December 31, 2023 and 2024, respectively.

Movement of valuation allowance

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	2,830,917	3,223,172	3,372,156
Addition, net	392,255	148,984	107,947
Balance at end of the year	3,223,172	3,372,156	3,480,103

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s Chinese mainland subsidiaries are therefore subject to examination by the PRC tax authorities from 2019 through 2024 on non-transfer pricing matters and transfer pricing matters.

12.   CONCENTRATION OF CREDIT RISK

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

Concentration of customers

The following customers accounted for 10% or more of revenue for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Customer A	1,900,540	2,576,662	2,373,180
Customer B	2,027,548	2,161,444	2,226,580

The amounts of customers accounted for 10% or more of accounts receivable as of December 31, 2023 were RMB53,626 and RMB40,749, which belonged to Customer C and Customer D, respectively. The amounts of customers accounted for 10% or more of accounts receivable as of December 31, 2024 was RMB780,460, which belonged to Customer B.

Foreign currency risk

In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents, restricted cash and short-term investments of the Group included aggregated amounts of RMB2,191,930 and RMB714,921 denominated in RMB in the Chinese mainland as of December 31, 2023 and 2024, respectively.

13.   RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2024:

Name of related parties	Relationship with the Group
JD, its subsidiaries and affiliated entities (“JD Group”)(1)	Controlling Shareholder of the Company
Walmart, its subsidiaries and affiliates (“Walmart Group”)(2)	Shareholder of the Company
(1)	JD Group primarily consist of JD and its subsidiaries. Starting from February 2022, Yonghui Group, an affiliated entity of JD, became a related party of the Group after JD became the controlling shareholder of the Company.
(2)	In September 2024, JD Group acquired all of the shares held in the Company by Walmart Group. Following the transaction, JD Group owned 63.2% of the Company’s outstanding shares and Walmart Group ceased to be the Group’s related party.
(a)	The Group entered into the following transactions with the major related parties:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenues
Services to JD Group(1)	1,900,540	2,576,662	2,373,180
Services to Walmart Group(2)	2,027,548	2,161,444	1,609,761
Operating expenses
Operational support services from JD Group(1)	664,612	642,910	627,942
Purchases from JD Group	39,439	10,908	—
(1)	The services revenues from JD Group primarily consist of revenues from delivery services, platform services, technology support service and promotion services.

JD Group also provides certain operational supporting services to the Group, such as referral traffic services with JD Group and cloud server service.The service fee is confirmed with the Group on a monthly basis.

In addition, the Group entered into the purchase agreement with JD Group in August 2016 to purchase goods from JD Group for sale on Dada NOW. The purchase agreement has an initial term of one year, remains valid till other replacement agreement is signed by both parties.

Yonghui Group, as an equity method investee of JD, became a related party of the Group in February 2022. The services revenues from Yonghui Group primarily consist of on-demand retail platform services revenues and delivery services revenues under the service agreement with Yonghui Group. The on-demand retail platform services revenues primarily consist of commission fees based on a pre-determined percentage charged to Yonghui Group for participating in the Group’s online marketplace. The Group also fulfills the delivery needs of Yonghui Group on JD NOW where the Group acts as a principal. Revenues are recognized on a gross basis at a pre-determined amount for each completed delivery.

(2)	The services revenues from Walmart Group primarily consist of on-demand retail platform services revenues and delivery services revenues under service agreement with Walmart Group. The on-demand retail platform services revenues primarily consist of commission fees based on a pre-determined percentage charged to Walmart Group for participating in the Group’s online marketplace. The Group also fulfills the delivery needs of Walmart Group where the Group acts as a principal. Revenues are recognized on a gross basis at a pre-determined amount for each completed delivery.

13.   RELATED PARTY TRANSACTIONS – continued

(b)   The Group had the following balances with the major related parties:

	As of December 31,
	2023	2024
	RMB	RMB
Current assets:
Amount due from JD Group	763,106	625,997
Amount due from Walmart Group	523,974	—
Total	1,287,080	625,997
Current liabilities:
Amount due to JD Group(1)	133,018	—
Amount due to Walmart Group(2)	57,021	—
Total	190,039	—
(1)	Amount due to JD Group includes cost for referral traffic under omni-channel collaboration with JD Group, cloud server service fee, and cash collected from consumers on behalf of JD Group when the Group performs on-demand retail platform services. In 2024, the Company entered into an agreement with JD Group for settlement rules between the Company and JD Group to settle the considerations raised from different transactions on a net basis for each entity within JD Group.
(2)	Amount due to Walmart Group includes cash collected from consumers on behalf of Walmart when the Group performs on-demand retail platform services.

14.   EMPLOYEE BENEFIT

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB209,769, RMB204,652 and RMB186,261 for the years ended December 31, 2022, 2023 and 2024, respectively, which are recorded in expenses based on the function of employees.

15.   COMMITMENTS AND CONTINGENCIES

Lease commitments

Other than the leases capitalized as ROU assets, the future lease payments for short-term leases were RMB2,257 and RMB2,394 as of December 31, 2023 and 2024, which will be paid within one year.

Unused credit facilities

In December 2024, the Group entered into a one-year unsecured revolving credit of RMB500 million with a reputable commercial bank in China, which can be used for borrowings, banks’ acceptances, bank guarantees and other purposes in accordance with the relevant agreements. As of December 31, 2024, the facility was unused.

Contingencies

On January 10, 2024, the Company was entered into a putative securities class action brought by investors as the defendant. The parties settled the dispute by reaching an agreement with the plaintiffs for a total payment of US$4.8 million (equivalent to RMB35.0 million) in November 2024, and the Court approved the final settlement in March 2025, ending the securities class action.

Besides, the Group is subject to a number of legal or administrative proceedings that generally arise in the ordinary course of its business. Except for aforementioned class action, the Group does not believe that these pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

16.   RESTRICTED NET ASSETS

Pursuant to the laws applicable to the PRC’s FIEs and local enterprises, the Group’s entities in the PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the subsidiaries.

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

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with the PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and APIC of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries. As of December 31, 2024, the total of restricted net assets was RMB9,413,346.

17.    SUBSEQUENT EVENTS

In April 2025, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with JD Sunflower Investment Limited, a British Virgin Islands company (“Parent”) and JD Sunflower Merger Sub Limited, a Cayman Islands company and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent. Parent is wholly owned by JD. At the effective time of the merger, each ADS of the Company, other than ADSs representing the Excluded Shares (as defined in the Merger Agreement), together with the shares represented by such ADSs, will be cancelled and cease to exist in exchange for the right to receive certain cash consideration per ADS without interest, and each share, other than the Excluded Shares, the Dissenting Shares (as defined in the Merger Agreement) and shares represented by ADSs, will be cancelled and cease to exist in exchange for the right to receive certain cash per share without interest. The Merger is currently in progress and is subject to customary closing conditions.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2023	2024
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	90,563	1,396,750	191,354
Short-term investments	1,348,474	—	—
Prepayments and other current assets	13,172	5,646	773
Total current assets	1,452,209	1,402,396	192,127
Investments in subsidiaries, VIE and VIE’s subsidiaries	2,704,295	2,213,968	303,312
Intangible assets, net	1,403,388	—	—
Total non-current assets	4,107,683	2,213,968	303,312
TOTAL ASSETS	5,559,892	3,616,364	495,439
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other current liabilities	2,976	9,911	1,357
TOTAL LIABILITIES	2,976	9,911	1,357
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000 shares authorized, 1,100,285,570 and 1,100,285,566 shares issued, 1,056,311,362 and 1,036,659,038 shares outstanding as of December 31, 2023 and 2024, respectively)	708	694	95
Additional paid-in capital	21,024,488	21,032,491	2,881,440
Accumulated deficit	(15,781,777)	(17,820,313)	(2,441,372)
Accumulated other comprehensive income	313,497	393,581	53,919
TOTAL SHAREHOLDERS’ EQUITY	5,556,916	3,606,453	494,082
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,559,892	3,616,364	495,439

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2)
Expenses and income/(loss)
Operating expenses	(668,231)	(639,963)	(614,998)	(84,254)
Impairment loss of intangible assets	—	—	(1,017,324)	(139,373)
Other operating income	18,163	9,871	11,813	1,618
Others, net	31,068	72,404	72,300	9,905
Equity in losses of subsidiaries, VIE and VIE’s subsidiaries	(1,389,005)	(1,399,855)	(490,327)	(67,176)
Net loss and net loss attributable to the Company	(2,008,005)	(1,957,543)	(2,038,536)	(279,280)
Net loss available to ordinary shareholders	(2,008,005)	(1,957,543)	(2,038,536)	(279,280)

Net loss	(2,008,005)	(1,957,543)	(2,038,536)	(279,280)
Other comprehensive income
Foreign currency translation adjustments	333,507	89,780	80,084	10,971
Total comprehensive loss	(1,674,498)	(1,867,763)	(1,958,452)	(268,309)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2)
Net cash provided by operating activities	16,869	68,966	22,536	3,089
Net cash (used in)/provided by investing activities	(3,126,808)	(63,372)	1,341,487	183,783
Net cash provided by/(used in) financing activities	3,061,020	12,808	(81,067)	(11,106)
Effect of foreign exchange rate changes on cash and cash equivalents	13,155	(4,449)	23,231	3,181
Net (decrease)/increase in cash and cash equivalents	(35,764)	13,953	1,306,187	178,947
Cash and cash equivalents, beginning of the year	112,374	76,610	90,563	12,407
Cash and cash equivalents, end of the year	76,610	90,563	1,396,750	191,354

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

(1)	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include condensed financial information as to the changes in equity as such financial information is the same as the consolidated statements of changes in shareholders’ equity.
(2)	The condensed financial information has been prepared using the same accounting policies as set out in the financial statements except that the equity method has been used to account for investments in its subsidiaries and Consolidated VIEs. For the parent company, the Company records its investments in subsidiaries and Consolidated VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries, VIE and VIE’s subsidiaries” and the subsidiaries and VIE’s profit or loss as “Equity in losses of subsidiaries, VIE and VIE’s subsidiaries” on the Condensed Statements of Operations and Comprehensive Loss Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE in investment in and amount due from subsidiaries, VIE and VIE’s subsidiaries even though the parent company is not obligated to provide continuing support or fund losses.
(3)	As of December 31, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.